As filed with the Securities and Exchange Commission on November 7, 2023

Registration Statement No. 333-273964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INPIXON

(Exact name of Registrant as specified in its charter)

Nevada	7371	88-0434915
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2479 E. Bayshore Road, Suite 195
Palo Alto, CA 94303
(408) 702-2167

(Address including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Nadir Ali
Chief Executive Officer
Inpixon
2479 E. Bayshore Road, Suite 195
Palo Alto, CA 94303
(408) 702-2167

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kevin Friedmann, Esq. Norton Rose Fulbright US LLP 1045 W. Fulton Market, Suite 1200 Chicago, IL 60607 (312) 964-7763	Ronald R. Levine II, Esq. Arnold & Porter Kaye Scholer LLP 1144 Fifteenth Street, Suite 3100 Denver, CO 80202 (303) 863-2335

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13(e)-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Inpixon may not sell its securities pursuant to the proposed transactions until the Registration Statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated November 7, 2023

PRELIMINARY PROXY STATEMENT FOR

PROPOSED MERGER

To the stockholders of Inpixon:

Inpixon (“Inpixon”) and XTI Aircraft Company (“XTI”) have entered into an Agreement and Plan of Merger, dated July 24, 2023 (as it may be amended from time to time, the “Merger Agreement”), pursuant to which a wholly-owned subsidiary of Inpixon will merge with and into XTI, with XTI surviving as a wholly-owned subsidiary of Inpixon (the “merger” or the “Business Combination”). Inpixon following the merger is also referred to as the “combined company.”

At the effective time of the merger (the “Effective Time”), each issued and outstanding share of common stock of XTI, $0.001 par value per share (“XTI common stock”), will be converted into the right to receive a number of shares of Inpixon common stock equal to the exchange ratio (the “Exchange Ratio”) determined pursuant to a formula in the Merger Agreement (the “Exchange Ratio Formula”) as described in more detail in the section titled “The Merger Agreement — Merger Consideration and Exchange Ratio” beginning on page 90 of this proxy statement/prospectus. Additionally, at the Effective Time, each outstanding option and warrant to purchase shares of XTI common stock will be assumed by the combined company and will be converted into an option or warrant, as applicable, to purchase shares of Inpixon common stock, with necessary adjustments to reflect the Exchange Ratio (collectively, the “Assumed Options and Warrants”). Prior to the Effective Time, and subject to the consent of the noteholders, as applicable, all outstanding XTI convertible notes will be converted into XTI common stock and will participate in the merger on the same basis as the other shares of XTI common stock, except for (1) a promissory note dated April 1, 2023, in the initial principal amount of $1,817,980, which will be amended to extend the maturity date thereof until no sooner than December 31, 2026 and be assumed by the combined company at the Closing to become convertible into the shares of common stock of the combined company (collectively with the Assumed Options and Warrants, the “Assumed Options, Warrants and Note”), and (2) a promissory note dated December 31, 2021, in the initial principal amount of $1,007,323, which will provide for, at Closing, payment in cash of $507,323 of the principal plus interest accrued to the date of payment, and the conversion of the remaining $500,000 of outstanding principal into shares of common stock of the combined company.

Each share of Inpixon capital stock, option and warrant to purchase Inpixon common stock that is outstanding at the Effective Time will remain outstanding in accordance with its terms, and such shares of capital stock, options and warrants will be unaffected by the merger

Under the Merger Agreement, the Exchange Ratio will be determined in part based on the fully diluted capitalization of each of Inpixon and XTI immediately prior to the Effective Time, provided that, for this purpose the calculation of Inpixon’s fully diluted capitalization will not take into account any shares of Inpixon common stock issuable after the Effective Time for cash consideration upon conversion, exercise or exchange of securities that are permitted to be issued by Inpixon under the Merger Agreement prior to the Effective Time. Under the Merger Agreement, prior to the Effective Time, Inpixon is permitted to issue common stock or securities that are convertible into or exercisable or exchangeable for common stock, for financing or debt cancellation purposes.

The Exchange Ratio will be adjusted to the extent the amount of Inpixon’s net cash (inclusive of amounts advanced by Inpixon to XTI) immediately prior to the Effective Time (“Inpixon Net Cash”) is greater than or less than $21,500,000 and the extent to which any debt remains outstanding under the promissory notes issued by Inpixon to Streeterville Capital, LLC on July 22, 2022 and December 30, 2022 (the “Streeterville Notes”). Inpixon will use commercially reasonable efforts to deliver Inpixon Net Cash of at least $10,000,000.

After application of the Exchange Ratio, Inpixon stockholders as of immediately prior to the Effective Time will retain approximately 40% of the issued and outstanding common stock of the combined company and XTI stockholders as of immediately prior to the Effective Time will retain approximately 60% of the issued and outstanding common stock of the combined company, subject to adjustments as provided in the Merger Agreement and excluding the impact of additional shares of Inpixon common stock that may be issued upon the exercise or vesting, as applicable, of the combined company’s outstanding warrants, convertible notes, unvested restricted stock and options including the Assumed Options, Warrants and Note.

Assuming the fully diluted capitalization of Inpixon and XTI immediately prior to the Effective Time is unchanged from the same as of October 24, 2023, if Inpixon Net Cash is $10,000,000, and the amount of principal and interest outstanding under the Streeterville Notes is $10,380,000, then the Exchange Ratio would be 0.08123614, assuming that Inpixon effects a reverse stock split of its common stock immediately prior to the Effective Time (an “Inpixon Reverse Stock Split”) at a ratio of 1-for-50. Inpixon may effect a reverse stock split at a different ratio, subject to compliance with applicable law, and references in this proxy statement/prospectus to a 1-for-50 reverse stock split are for illustrative purposes only.

At or prior to the Effective Time, Inpixon will effect transactions for the divestiture of its Shoom, SAVES and Game Your Game lines of business and investment securities, as applicable, by any lawful means, including a sale to one or more third parties, spin off, plan of arrangement, merger, reorganization, or any combination of these.

Inpixon common stock is currently listed on the Nasdaq Capital Market under the symbol “INPX.” Inpixon has filed an initial listing application for the combined company’s common stock on the Nasdaq Capital Market. After completion of the merger, Inpixon will change its corporate name to “XTI Aerospace, Inc.” and trade under the symbol “XTIA.” On November [    ], 2023, the last trading day before the date of this proxy statement/prospectus, the closing sale price of Inpixon common stock was $[            ] per share.

Inpixon is holding a special meeting in lieu of a 2023 annual meeting of its stockholders (the “Inpixon special meeting”) in order to obtain the stockholder approvals necessary to complete the merger and the related transactions, and stockholder approvals customary for an annual meeting, as described in this proxy statement/prospectus. The Inpixon special meeting will be held virtually at 10:00 A.M., Pacific Time, on December [    ], 2023, unless postponed or adjourned to a later date, for the purpose of considering and voting upon the matters set forth in the Notice of Special Meeting of Stockholders and accompanying proxy statement/prospectus. The Special Meeting will be a completely virtual meeting of stockholders conducted via live audio webcast. You will be able to attend the Inpixon special meeting by visiting www.virtualshareholdermeeting.com/INPX2023SM.

As described in the proxy statement/prospectus, two majority stockholders who own the requisite number of outstanding shares of XTI common stock have delivered a written consent sufficient to approve and adopt the Merger Agreement and the merger and the related transactions contemplated by the Merger Agreement. Therefore, no additional approval or vote from any holders of any class or series of stock of XTI will be necessary to approve the merger and the related transactions contemplated by the Merger Agreement.

After careful consideration, each of the boards of directors of Inpixon and XTI has (i) unanimously determined that the merger and all related transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of the applicable company’s stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the respective stockholders approve the proposals necessary to accomplish the transactions contemplated by the Merger Agreement.

More information about Inpixon, XTI and the proposed transactions is contained in this proxy statement/prospectus. Inpixon and XTI urge you to read this proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 23.

Inpixon and XTI are excited about the opportunities the merger brings to both Inpixon’s and XTI’s stockholders.

Nadir Ali
CEO, Inpixon

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [              ], 2023, and is first being mailed to Inpixon’s stockholders on or about [              ], 2023.

INPIXON
2479 E. Bayshore Road, Suite 195
Palo Alto, CA 94303
(408) 702-2167

NOTICE OF SPECIAL MEETING IN LIEU OF 2023 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON DECEMBER [    ], 2023

Dear Stockholders of Inpixon:

On behalf of the board of directors (the “Inpixon Board”) of Inpixon, a Nevada corporation (“Inpixon”), we are pleased to deliver this proxy statement/prospectus for a special meeting of stockholders of Inpixon (the “Inpixon special meeting”) and for the proposed business combination between Inpixon and XTI Aircraft Company, a Delaware corporation (“XTI”), pursuant to which Superfly Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Inpixon (“Merger Sub”), will merge with and into XTI, with XTI surviving as a wholly-owned subsidiary of Inpixon (the “merger”). The Inpixon special meeting will be a completely virtual meeting of stockholders conducted via live virtual meeting to enable our stockholders to participate from any location around the world. You will be able to attend the special meeting by visiting www.virtualshareholdermeeting.com/INPX2023SM. The Inpixon special meeting will be held on December [    ], 2023 at 10:00 A.M., Pacific Time, for the following purposes:

1.      to consider and vote upon a proposal to approve the issuance of shares of Inpixon common stock, $0.001 par value per share, to equity holders of XTI Aircraft Company pursuant to the terms of the Agreement and Plan of Merger, dated as of July 24, 2023, by and among Inpixon, Superfly Merger Sub Inc. and XTI Aircraft Company, a copy of which is attached as Annex A to this proxy statement/prospectus (the “Merger Agreement”), and the change of control of Inpixon resulting from the merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 1”);

2.      to consider and vote on an advisory, non-binding basis to approve merger-related executive compensation for Inpixon’s executive officers (the “Transaction Bonus Plan Proposal” or “Proposal No. 2”);

3.      to elect five directors to serve until our next annual meeting of stockholders or until the election and qualification of their successors (the “Director Election Proposal” or “Proposal No. 3”);

4.      to consider and vote on an advisory, non-binding basis to approve the compensation paid to our named executive officers (the “Say-on-Pay Proposal” or “Proposal No. 4”);

5.      to ratify the appointment of Marcum LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023 (the “Auditor Ratification Proposal” or “Proposal No. 5”);

6.      to consider and vote on an amendment to Inpixon’s Restated Articles of Incorporation, as amended (the “Articles of Incorporation”) to increase the number of authorized shares of Inpixon common stock to up to 1,000,000,000 shares, with such number to be determined at the Board’s discretion (the “Authorized Share Increase Proposal” or “Proposal No. 6”);

7.      To consider and vote on an increase in the reverse split ratio previously approved by the stockholders of Inpixon at the special meeting of Inpixon stockholders held on September 29, 2023, from a ratio of 1-for-2 to 1-for-50 to a ratio of 1-for-2 to 1-for-200 (the “Reverse Split Ratio Proposal” or “Proposal No. 7”);

8.      To consider and vote on a proposal to approve potential issuances of shares of Inpixon common stock pursuant to one or more potential non-public transactions in accordance with Nasdaq Listing Rule 5635(d) (the “Potential Financing Issuances Proposal” or “Proposal No. 8”);

9.      to consider and vote upon an adjournment of the Inpixon special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 3, 6, 7 and 8 above (the “Adjournment Proposal” or “Proposal No. 9”); and

10.    to transact such other business as may properly come before the Inpixon special meeting or any adjournment or postponement thereof.

The Inpixon Board has fixed October 24, 2023 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Inpixon special meeting and any adjournment or postponement thereof (the “Record Date”). Only holders of record of shares of Inpixon common stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Inpixon special meeting. At the close of business on the Record Date, Inpixon had 127,688,550 shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of Inpixon common stock representing a majority of the votes cast by the holders of all shares of common stock present, virtually or by proxy, at the Inpixon special meeting and entitled to vote on the matter is required for approval of each of the proposals to be voted upon at the Inpixon special meeting.

The merger cannot be consummated without the approval of the Nasdaq Stock Issuance Proposal.

Even if you plan to virtually attend the Inpixon special meeting, Inpixon requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Inpixon special meeting if you are unable to attend.

THE INPIXON BOARD HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, INPIXON AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE INPIXON BOARD RECOMMENDS THAT INPIXON STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

By Order of the Inpixon Board,

Nadir Ali Chief Executive Officer Palo Alto, CA November [ ], 2023

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Inpixon that is not included in or delivered with this document. You may obtain this information without charge through the website of the Securities and Exchange Commission (the “SEC”) (http://www.sec.gov) or upon your written or oral request by contacting the Secretary of Inpixon, 2479 E. Bayshore Road, Suite 195, Palo Alto, CA 94303 or by calling (408) 702-2167.

To ensure timely delivery of these documents, any request should be made no later than November [__], 2023 to receive them before the Inpixon special meeting.

For additional details about where you can find information about Inpixon, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Inpixon (File No. 333-273964), constitutes a prospectus of Inpixon under Section 5 of the Securities Act of 1933, as amended, (the “Securities Act”), with respect to the shares of Inpixon common stock to be issued pursuant to the Merger Agreement. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Inpixon special meeting, at which Inpixon stockholders will be asked to consider and vote on, among other matters, a proposal to approve the issuance of shares of Inpixon common stock pursuant to the Merger Agreement.

No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated November [        ], 2023. The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning Inpixon contained in this proxy statement/prospectus or incorporated by reference has been provided by Inpixon, and the information concerning XTI contained in this proxy statement/prospectus has been provided by XTI.

i

ii

References to “Inpixon” and “XTI” in this proxy statement/prospectus refer to Inpixon and XTI Aircraft Company, respectively. References to the “combined company” refer to Inpixon and its wholly-owned subsidiary, XTI, or Inpixon, after the merger, as the context indicates. Except as otherwise noted, references to “we,” “us” or “our” refer to Inpixon. References to “Merger Sub” refer to Superfly Merger Sub Inc., a newly formed, wholly-owned subsidiary of Inpixon.

References to the “Merger Agreement” refer to that certain Agreement and Plan of Merger dated as of July 24, 2023, among Inpixon, Merger Sub and XTI, as amended from time to time. References to the “merger” refer to the merger of Merger Sub with and into XTI, with XTI surviving as the surviving entity and as a wholly-owned subsidiary of Inpixon as contemplated under the Merger Agreement.

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND
THE SPECIAL MEETING OF INPIXON STOCKHOLDERS

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to any Inpixon Reverse Stock Split that may be implemented prior to the consummation of the merger.

The following section provides answers to frequently asked questions about the merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:     What is the merger?

A:     On July 24, 2023, Inpixon, a Nevada corporation (“Inpixon”), entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) by and among Inpixon, Superfly Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Inpixon (“Merger Sub”), and XTI Aircraft Company, a Delaware corporation (“XTI”). The Merger Agreement was unanimously approved by Inpixon’s and XTI’s board of directors and the majority stockholders of XTI approved the Merger Agreement by written consent. If the Merger Agreement is approved by Inpixon’s stockholders (and the other closing conditions are satisfied or waived in accordance with the Merger Agreement), and the transactions contemplated by the Merger Agreement are consummated, Merger Sub will merge with and into XTI, with XTI surviving the merger as a wholly-owned subsidiary of Inpixon (collectively, the “Proposed Transaction”). In addition, upon the consummation of the Proposed Transaction (the “Closing,” and the date of the Closing, the “Closing Date”), Inpixon will be renamed “XTI Aerospace, Inc.” (the “Name Change”). Inpixon upon the Closing is referred to herein as the “combined company.”

Q:     What will XTI securityholders receive in the merger?

A:     At the Effective Time, each share of XTI common stock will be converted into the right to receive a number of shares of Inpixon common stock equal to the Exchange Ratio determined pursuant to the Exchange Ratio Formula as described in more detail in the section titled “The Merger Agreement — Merger Consideration and Exchange Ratio” beginning on page 90 of this proxy statement/prospectus. Additionally, at the Effective Time, each outstanding option and warrant to purchase shares of XTI common stock will be assumed by the combined company and will be converted into an option or warrant, as applicable, to purchase shares of Inpixon common stock, with necessary adjustments to reflect the Exchange Ratio.

Prior to the Effective Time, subject to obtaining the consent of requisite noteholders, all outstanding XTI convertible notes will be converted into XTI common stock and will participate in the merger on the same basis as the other shares of XTI common stock, except for (1) a promissory note dated April 1, 2023, in the initial principal amount of $1,817,980, which will be amended to extend the maturity date thereof until no sooner than December 31, 2026 and be assumed by the combined company at the Closing to become convertible into the shares of common stock of the combined company, and (2) a promissory note dated December 31, 2021, in the initial principal amount of $1,007,323, which will provide for, at Closing, payment in cash of $507,323 of the principal plus interest accrued to the date of payment, and the conversion of the remaining $500,000 of outstanding principal into shares of common stock of the combined company.

Assuming the fully diluted capitalization of Inpixon and XTI immediately prior to the Effective Time is unchanged from the same as of October 24, 2023, the Exchange Ratio is estimated to be 0.081236145 based on Inpixon and XTI’s fully diluted capitalization as of October 24, 2023, the amounts of the other elements defined in the Exchange Ratio Formula as of October 24, 2023, as well as the assumption that Inpixon will deliver an amount of net cash equal to $10,000,000 (inclusive of amounts advanced by Inpixon to XTI prior to closing) (“Inpixon Net Cash”) and that the Inpixon Reverse Stock Split is implemented immediately prior to the consummation of the merger at a ratio of 1-for-50. Inpixon may effect a reverse stock split at a different ratio, subject to compliance with applicable law, and references in this proxy statement/prospectus to a 1-for-50 reverse stock split are for illustrative purposes only. The Exchange Ratio will be further adjusted if any of the assumptions described above have changed as of the effective time of the merger, including the fully diluted capitalization of the parties, Inpixon’s actual net cash as calculated and as of a time determined in accordance with the Merger Agreement, and the outstanding balance payable under the Streeterville Notes.

The shares of Inpixon common stock to be issued as merger consideration to XTI stockholders who did not execute the XTI Stockholder Consent (as defined below) are being offered pursuant to this proxy statement/prospectus. The shares of Inpixon common stock to be issued as merger consideration to the stockholders who executed the XTI Stockholder Consent were offered in a private placement pursuant to an exemption from registration. There is no difference between the merger consideration that will be received by the XTI stockholders who did not execute the XTI Stockholder Consent and the XTI stockholders who executed the XTI Stockholder Consent, except that the shares of Inpixon Common Stock the XTI stockholders who executed the XTI Stockholder Consent will receive as merger consideration will not be registered under the Securities Act and will be subject to restrictions on resale unless registered under the Securities Act. Under the Merger Agreement, Inpixon has agreed to file a registration statement under the Securities Act within ten business days after the closing date of the merger to register the resale of such shares of Inpixon common stock the XTI stockholders who executed the XTI Stockholder Consent will receive as merger consideration.

Q:     What will Inpixon securityholders receive in the merger?

A:     At the Effective Time, holders of Inpixon capital stock, options and warrants will continue to own and hold their respective existing Inpixon capital stock, options and warrants. Each of the holders of the Inpixon January 2019 Warrants (34 shares of common stock are issuable upon the exercise of such warrants at an exercise price of $11,238.75 per share) and August 2019 Warrants (73 shares of common stock are issuable upon the exercise of warrants at an exercise price of $936.5625 per share), each subject to adjustment in proportion to the Inpixon Reverse Stock Split, may, concurrently with, or within 30 days after, the consummation of the merger, require Inpixon to purchase these warrants from the holder by paying to the holder an amount of cash equal to the Black Scholes Value of the remaining unexercised portion of the warrants on the date of the consummation of the merger.

Q:     What will happen to Inpixon if, for any reason, the merger does not close?

A:     If, for any reason, the merger does not close, the Inpixon Board may elect to, among other things, attempt to complete another strategic transaction like the merger, attempt to sell or otherwise dispose of the various assets of Inpixon, or resume its research and development activities and continue to operate the business of Inpixon. If Inpixon were to continue its business, it would need to raise additional cash to fund ongoing operations and future development activities for its existing product candidates and any new product candidates that it acquires.

Q:     Why are the two companies proposing to merge?

A:     Inpixon believes that the value of its businesses is not properly reflected by its current share price or market cap. This transaction provides Inpixon and its shareholders with an opportunity to retain a meaningful ownership interest in a company that is operating in a multi-billion market with a valuation range determined by an independent valuation firm that is multiples of Inpixon’s market cap. Inpixon believes that with XTI’s experienced executive team and the potential of the TriFan 600 for the aviation industry, the consummation of this transaction has the potential to unlock additional value for Inpixon shareholders. For XTI, the transaction is anticipated to enhance its profile as a Nasdaq listed company. It will also provide additional avenues for access to capital which will enhance its ability to execute on its business plan and production roadmap and expand its world-class team. For a discussion of Inpixon’s and XTI’s reasons for the merger, please see the section entitled “The Merger-Inpixon Reasons for the Merger” and “The Merger-XTI Reasons for the Merger” in this proxy statement/prospectus.

Q:     Why am I receiving this proxy statement/prospectus?

A:     You are receiving this proxy statement/prospectus because you have been identified as an Inpixon stockholder as of the Record Date, and you are entitled, as applicable, to notice of, and to vote at, the Inpixon special meeting. This document serves as:

•        a proxy statement of Inpixon used to solicit proxies for the Inpixon special meeting; and

•        a prospectus of Inpixon used to offer shares of Inpixon common stock in exchange for shares of XTI common stock in the merger and issuable upon exercise of the Assumed Options, Warrants and Note.

Q:     What is required to consummate the merger?

A:     To consummate the merger, Inpixon stockholders must approve the issuance of shares of Inpixon common stock to equityholders of XTI pursuant to the terms of the Merger Agreement and the change of control of Inpixon resulting from the merger under The Nasdaq Stock Market LLC rules. The merger cannot be consummated without the approval of the Nasdaq Stock Issuance Proposal.

Majority stockholders who own the requisite number of outstanding shares of XTI common stock have delivered a written consent sufficient to approve and adopt the Merger Agreement and the merger and the related transactions contemplated by the Merger Agreement (the “XTI Stockholder Consent”). Therefore, no additional approval or vote from any holders of any class or series of stock of XTI will be necessary to approve the merger.

In addition to the requirement of obtaining the Inpixon stockholder approval described above and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a more complete description of the closing conditions under the Merger Agreement, please see the section entitled “The Merger Agreement-Conditions to the Completion of the Merger” in this proxy statement/prospectus.

Q:     What stockholder votes are required to approve the proposals required in connection with the merger at the Inpixon special meeting?

A:     The affirmative vote of the holders of Inpixon common stock representing a majority of the votes cast by the holders of all shares of common stock present, virtually or by proxy, at the Inpixon special meeting and entitled to vote on the matter is required for approval of Proposal Nos. 1-5 and 7-9. The affirmative vote of the holders of shares of Inpixon common stock representing a majority of the voting power outstanding as of the Record Date is required for approval of Proposal No. 6, the Authorized Share Increase Proposal.

Votes will be counted by the inspector of election appointed for the Inpixon special meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions and broker non-votes will have no effect on the outcome of Proposal Nos. 1-5 and 7-9. Abstentions and broker non-votes will be counted as votes against Proposal No. 6, the Authorized Share Increase Proposal.

For Proposal No. 3, the Director Election Proposal, the election of Inpixon directors, the nominees will be elected by a majority of the votes cast by the holders of Inpixon common stock present virtually or represented by proxy and entitled to vote in the election. You may choose to vote FOR, AGAINST, or ABSTAIN separately for each nominee. A properly executed proxy or voting instructions marked ABSTAIN with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for the purposes of determining whether there is a quorum. Stockholders may not cumulate votes in the election of directors, which means that each stockholder may vote no more than the number of votes such stockholder is entitled to cast for a single director candidate.

Q:     How will the Inpixon Reverse Stock Split impact the merger?

A:     The Inpixon Reverse Stock Split, at a ratio of 1-for-2 to 1-for-50, has been approved by Inpixon’s stockholders. We are seeking approval from Inpixon stockholders to increase the maximum reverse split ratio from 1-for-50 to 1-for-200 at the Inpixon special meeting. The Inpixon Reverse Stock Split, once implemented, will reduce the number of shares of Inpixon Common Stock outstanding in proportion to the reverse split ratio to be determined in the discretion of Inpixon’s Board of Directors. We expect that when implemented, the Inpixon Reverse Stock Split will proportionally increase the market price of Inpixon Common Stock; however, it cannot be assured that it will increase the market price of Inpixon Common Stock by a multiple of the proposed stock split ratio or result in any permanent or sustained increase in the market price of Inpixon Common Stock. In addition, we believe that the Inpixon Reverse Stock Split will ensure that Inpixon has sufficient authorized but unissued shares of common stock to issue to the equityholders of XTI pursuant to the terms of the Merger Agreement. Moreover, our liquidity could also be adversely affected by the reduced number of shares outstanding after the Inpixon Reverse Stock Split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the combined company’s common stock. If the Inpixon Reverse Stock Split is implemented, the Exchange Ratio and related pro forma ownership will be adjusted pursuant to the merger agreement in accordance with the reverse split ratio to account for the effect of the Reverse Stock Split prior to the Effective Time.

Q:     Who will be the directors of Inpixon following the merger?

A:     Following the consummation of the merger, the size of the Inpixon Board is expected to be comprised of five directors. Pursuant to the terms of the Merger Agreement, the Inpixon Board will be reconstituted such that three of the initial post-Closing directors will be nominated by XTI, and two of the initial post-Closing directors will be nominated by Inpixon. In addition, the directorships for the Inpixon Board will be divided into three separate classes designated as Class I, Class II and Class III. The term of any initial Class I director shall expire in 2024, the term of any initial Class II director shall expire in 2025, and the term of any initial Class III director shall expire in 2026, or, in each case, upon such director’s earlier death, resignation or removal. The composition and initial division into classes of the Inpixon Board will be agreed by Inpixon and XTI prior to the Closing; provided, however, no more than one (1) director nominated by Inpixon prior to Closing will be in any one class. It is currently anticipated that, following the Closing, the Inpixon Board will be constituted as follows:

Name	Position
Scott Pomeroy	Chairman, Director
David Brody	Director
Soumya Das	Director
Kareem Irfan	Director
The fifth director to be designated by XTI per the terms of the Merger agreement	Director

Q:     Who will be the executive officers of Inpixon immediately following the merger?

A:     Immediately following the consummation of the merger, the executive management team of Inpixon is expected to be composed of certain members of Inpixon’s and XTI’s executive management team prior to the merger, as follows:

Name	Position
Executive Officers
Scott Pomeroy	Chief Executive Officer
Brooke Martellaro	Chief Financial Officer
Mara Babin	General Counsel
Michael Hinderberger	Chief Executive Officer, XTI Aircraft Company
Soumya Das	Chief Executive Officer, Real Time Location System Division

Q:     What are the material U.S. federal income tax consequences of the merger?

A:     Inpixon and XTI each intends and expects for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Assuming the merger so qualifies, a U.S. Holder (as defined on page 95) of XTI common stock (excluding a U.S. Holder who exercises dissenters’ rights) will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of XTI common stock for shares of Inpixon common stock in the merger.

Please review the information in the section entitled “The Merger-Material U.S. Federal Income Tax Consequences of the Merger” for a more complete description of the material U.S. federal income tax consequences of the merger to U.S. Holders of XTI common stock. The discussion of the material U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion. The tax consequences to you of the merger will depend on your particular facts and circumstances, and you may be subject to state, local or non-U.S. tax laws that are not discussed in this joint proxy statement/prospectus. Therefore, you should consult your own tax advisor as to the specific tax consequences to you of the merger.

Q:     As an Inpixon stockholder, how does the Inpixon Board recommend that I vote?

A:     After careful consideration, the Inpixon Board recommends that Inpixon stockholders vote “FOR” all of the proposals described in this proxy statement/prospectus.

Q:     What risks should I consider in deciding whether to vote in favor of the merger?

A:     You should carefully review the section entitled “Risk Factors” in this proxy statement/prospectus which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Inpixon and XTI, as independent companies, are subject.

Q:     Who can vote at the Inpixon special meeting?

A:     Only Inpixon stockholders of record at the close of business on the Record Date will be entitled to vote at the Inpixon special meeting. As of the Record Date, there were 127,688,550 shares of Inpixon common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If, at the close of business on the Record Date, your shares of Inpixon common stock were registered directly in your name with Inpixon’s transfer agent, Computershare Trust Company, N.A., then you are an Inpixon stockholder of record. As an Inpixon stockholder of record, you may vote virtually at the Inpixon special meeting or vote by proxy. Whether or not you plan to attend the Inpixon special meeting, please vote as soon as possible by completing and returning the enclosed proxy card or vote by proxy over the telephone or on the internet as instructed on the proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If, at the close of business on the Record Date, your shares of Inpixon common stock were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Inpixon special meeting. As a beneficial owner, you have the right to direct your broker or other agent how to vote the shares in your account. You are also invited to attend the Inpixon special meeting. However, because you are not the stockholder of record, you may not vote your shares virtually at the Inpixon special meeting unless you request and obtain a valid legal proxy from your broker or other agent, giving you the right to vote the shares at the Inpixon special meeting.

Q:     How many votes do I have?

A:     On each matter to be voted upon, you have one vote for each share of Inpixon common stock you own as of the Record Date.

Q:     What is the quorum requirement?

A:    A quorum of Inpixon stockholders is necessary to hold a valid meeting. A quorum will be present if Inpixon stockholders holding one-third of the issued and outstanding shares of Inpixon common stock entitled to vote at the Inpixon special meeting are present virtually or represented by proxy at the Inpixon special meeting. As of the Record Date, there were 127,688,550 shares of Inpixon common stock outstanding and entitled to vote. Accordingly, Inpixon expects that the holders of at least 42,562,850 shares of Inpixon common stock must be present at the Inpixon special meeting for a quorum to exist. Your shares of Inpixon common stock will be counted toward the quorum at the Inpixon special meeting only if you attend the Inpixon special meeting virtually or are represented at the Inpixon special meeting by proxy.

Abstentions will be counted towards the quorum requirement. If a quorum is not present at the Inpixon special meeting, the Inpixon stockholders holding a majority of the eligible votes present virtually or by proxy may adjourn the meeting to a later date. If an adjournment is for more than 60 days or a new record date is fixed for the adjourned meeting, notice will be provided of the adjourned meeting to each Inpixon stockholder of record entitled to vote at the meeting.

Q:     What are “broker non-votes?”

A:     If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” Broker non-votes occur on a matter when banks, brokers and other nominees are not permitted to vote on certain non-discretionary matters without instructions from the beneficial owner and instructions are not given. These matters are referred to as “non-routine” matters. Proposal Nos. 1-4, 8 and 9 are anticipated to be non-routine matters. Proposal Nos. 5, 6 and 7 are anticipated to be routine matters and not be subject to broker non-vote. Broker non-votes will have no effect on the outcome of Proposal Nos. 1-5 and 7-9, and will be counted as votes against Proposal No. 6, the Authorized Share Increase Proposal.

Q:     When do you expect the merger to be consummated?

A:     Inpixon and XTI anticipate that the merger will occur shortly after the Inpixon special meeting to be held on December [    ], 2023, but the companies cannot predict the exact timing. For more information, please see the section entitled “The Merger Agreement-Conditions to the Completion of the Merger” in this proxy statement/prospectus.

Q:     What do I need to do now?

A:     Inpixon urges you to read this proxy statement/prospectus carefully, including its annexes, and to consider how the merger affects you.

As an Inpixon stockholder of record, you may provide your proxy instructions in one of two different ways. First, you can mail your signed proxy card in the enclosed return envelope. You may also provide your proxy instructions via telephone or via the Internet by following the instructions on your proxy card or voting instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Inpixon special meeting.

Q:     What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:     If you are a stockholder of record and you return a signed proxy card without marking any selections, your shares will be voted “FOR” each of Proposal Nos. 1-9.

If you are a beneficial owner of shares of Inpixon common stock and do not instruct your broker, bank, or other agent how to vote your shares, the question of whether your broker or nominee will still be able to vote your shares depends on whether the matters are deemed “routine” or “non-routine” matters. Inpixon believes that each of Proposal Nos. 1-4, 8 and 9 is considered a “non-routine” matter, while each of Proposal Nos. 5, 6 and 7 is considered a “routine” matter and anticipated to not be subject to broker non-vote. Broker non-votes will have no effect on the outcome of Proposal Nos. 1-5 and 7-9, and will be counted as votes against Proposal No. 6, the Authorized Share Increase Proposal.

Q:     When and where is the Inpixon special meeting and may I vote virtually?

A:     The Inpixon special meeting will be held virtually at 10:00 A.M., Pacific Time, on December [    ], 2023. The Inpixon special meeting will be a completely virtual meeting of Inpixon Stockholders conducted via live virtual meeting. You will be able to attend the Inpixon special meeting by visiting www.virtualshareholdermeeting.com/INPX2023SM and entering your control number as further explained in the accompanying proxy statement/prospectus. If your shares of Inpixon common stock are registered directly in your name with Inpixon’s transfer agent, you are considered to be the stockholder of record with respect to those shares, and the proxy materials and proxy card are being sent directly to you by Inpixon. If you are a stockholder of record, you may attend the Inpixon special meeting and vote your shares virtually. Even if you plan to attend the Inpixon special meeting virtually, Inpixon requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Inpixon special meeting if you become unable to attend. If your shares of Inpixon common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the Inpixon special meeting. Because a beneficial owner is not the stockholder of record, you may not vote these shares virtually at the Inpixon special meeting unless you obtain a proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Inpixon special meeting.

Q:     If my Inpixon shares are held in “street name” by my broker, will my broker vote my shares for me?

A:     Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Inpixon common stock without instructions from you. Brokers are not expected to have discretionary authority to vote for Proposal Nos. 1-4, 8 and 9. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:     May I change my vote after I have submitted a proxy or provided proxy instructions?

A:     Inpixon stockholders of record may change their vote at any time before their proxy is voted at the Inpixon special meeting in one of three ways. First, an Inpixon stockholder of record can send a written notice to the Secretary of Inpixon stating that it would like to revoke its proxy. Second, an Inpixon stockholder of record can submit new proxy instructions either on a new proxy card or via telephone or the Internet. Third, an Inpixon stockholder of record can attend the Inpixon special meeting and vote virtually. Attendance alone will not revoke a proxy. If an Inpixon stockholder who owns shares of Inpixon common stock in “street name” has instructed a broker to vote its shares of Inpixon common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:     Who is paying for this proxy solicitation?

A:     Inpixon will pay the cost of printing and filing this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Inpixon common stock for the forwarding of solicitation materials to the beneficial owners of Inpixon common stock. Inpixon will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Inpixon may engage a proxy solicitor to assist in the solicitation of proxies and provide related advice and informational support. If we engage a proxy solicitor we would expect to pay the proxy solicitor fees an estimated $12,500 and the reimbursement of customary disbursements.

Q:     Who can help answer my questions?

A:    If you are an Inpixon stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact:

Inpixon
2479 E. Bayshore Road, Suite 195
Palo Alto, California 94303
(408) 702-2167
Attn: Wendy Loundermon, Chief Financial Officer and Secretary

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger and the proposals being considered at the Inpixon special meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement attached as Annex A, the opinion of Gemini Valuation Services, LLC (“GVS”) attached as Annex B and the other annexes to which you are referred herein. For more information, please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

Combined Business Summary

Unless otherwise indicated or the context otherwise requires, references in this Combined Business Summary to “XTI,” “the Company,” “we,” “us,” “our,” and other similar terms refer to XTI prior to the Business Combination and to the combined company after giving effect to the Business Combination.

Parties to the Business Combination

Inpixon

2479 E. Bayshore Road, Suite 195
Palo Alto, California 94303
(800) 563-8065

Inpixon is the Indoor Intelligence™ company. Inpixon’s real-time location solutions and technologies help organizations enable smarter, safer and more secure environments, achieve higher levels of productivity and performance, and drive a more connected work environment. Inpixon common stock is listed on The Nasdaq Capital Market under the symbol “INPX.” Inpixon was incorporated under the laws of the State of Nevada on April 8, 1999.

Superfly Merger Sub Inc.

Superfly Merger Sub Inc. (“Merger Sub”) is a wholly-owned subsidiary of Inpixon, formed solely for the purposes of carrying out the merger. Merger Sub was incorporated under the laws of the State of Delaware on July 21, 2023.

XTI Aircraft Company

7625 S. Peoria St., Suite D11
Englewood, CO 80112
(303) 503-5660

XTI Aircraft Company is a development-stage aircraft manufacturer. Headquartered in Englewood, Colorado, XTI is developing a vertical takeoff and landing (“VTOL”) aircraft, the TriFan 600, which is a design-stage six-passenger aircraft that we anticipate will provide point-to-point air travel over distances of up to 700 miles while significantly reducing carbon emissions per mile compared to today’s gasoline-powered jet aircraft and helicopters. The TriFan 600 is expected to have a wide usage ranging from private and commercial aviation services for business and high net worth individuals to emergency medical services (“EMS”).

The Merger (see page 73)

If the merger is completed, Merger Sub will merge with and into XTI, with XTI surviving as a wholly-owned subsidiary of Inpixon.

The closing will occur no later than the second business day after the last of the conditions to the merger has been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of each such condition), or at such other time as Inpixon and XTI agree. Inpixon and XTI anticipate that the consummation of the merger will occur in the fourth quarter of 2023, if the parties are able to satisfy the conditions to closing prior to December 31, 2023, including satisfying the initial listing criteria of the Nasdaq

Capital Market and obtaining the requisite approval of Inpixon’s stockholders. However, because the merger is subject to those and other conditions, neither Inpixon nor XTI can predict exactly when the closing will occur or if it will occur at all. After completion of the merger, Inpixon is expected to be renamed “XTI Aerospace, Inc.”

Reasons for the Merger (see page 77)

Following the merger, the combined company will focus on advancing XTI’s TriFan 600 aircraft to market, as well as continue to offer Inpixon’s real-time location systems technology to manufacturing and warehousing facilities for streamlined operations, greater efficiency, and improved safety. Each of the Inpixon Board and XTI Board also considered other reasons for the merger, as described herein.

Inpixon Reasons for the Merger

The Inpixon Board, in evaluating the transaction with XTI, consulted with its legal advisors, as well as its financial and accounting advisors. In reaching its conclusion (i) that the terms and conditions of the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Inpixon and its stockholders and (ii) to recommend that the stockholders approve the issuance of the shares of Inpixon common stock as contemplated by the terms of the Merger Agreement, the Inpixon Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below and more fully in the section entitled “Inpixon Reasons for the Merger” in this proxy statement/prospectus. In light of the number and wide variety of factors considered in connection with its evaluation of the transactions contemplated by the Merger Agreement, the Inpixon Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Inpixon Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Inpixon’s reasons for the consummation of the transactions contemplated by the Merger Agreement and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

For example, the Inpixon Board considered numerous factors, including the following material factors (the order of which does not reflect any relative significance): the experience of the XTI team, the existing demand for XTI’s TriFan 600, the combined company’s market opportunity, the historical and current market price of Inpixon common stock, the relative value received by Inpixon’s stockholders and the fairness opinion of GVS.

The Inpixon Board also considered a variety of risks and other countervailing factors related to the merger including, but not limited to the following: the risk that the benefits of the Merger may not be fully realized or that certain closing conditions of the Merger Agreement outside of Inpixon’s control may not be satisfied, the fees and expenses associated to the transactions contemplated by the Merger Agreement, and various other risks associated with the transactions contemplated by the Merger Agreement and the businesses of Inpixon and XTI described in the section entitled “Risk Factors.”

The Inpixon Board concluded that the potential benefits that it expected Inpixon and its stockholders to achieve as a result of the transactions outweighed the potentially negative factors associated with the transaction. Accordingly, the Inpixon Board determined that the Merger Agreement and the transactions contemplated by the Merger Agreement were advisable, fair to, and in the best interests of, Inpixon and its stockholders.

XTI Reasons for the Merger

For several years preceding the discussions with Inpixon, the XTI board of directors and senior management endeavored to raise capital for the Company through a variety of sources including private capital, crowd funding and strategic partnerships. In the many months preceding discussions with Inpixon and in the course of deciding to merge with Inpixon, the XTI board of directors and senior management made numerous efforts to raise private capital for the Company with limited success. In 2021 and 2022, we thoroughly considered numerous alternatives that might be available to XTI to meet its capital requirements, with or without the Merger, including an alternative M&A transaction, SPAC mergers and an initial public offering (“IPO”). Prior to and during discussions with Inpixon, XTI sought advice from, and was advised by, a number of investment bankers on potential public and private sources of capital. We were informed by each that capital raising in the then current market environment, whether by a merger with a SPAC or an IPO, for a development stage, pre-revenue company like XTI would not be feasible given XTI’s large capital needs, long development timeline and lack of a strategic partner.

In deciding to enter into the Merger with Inpixon, XTI’s directors and XTI’s senior management concluded that the Merger was the best alternative available to the Company and its stockholders. In reaching this conclusion, the Company considered a wide variety of factors and consulted with its legal counsel and financial advisors. The following material factors (which factors are not necessarily presented in order of relative importance) were among those considered by the directors:

•        the Merger and listed public company status will potentially expand XTI’s access to both public and private capital to support the development and certification of the TriFan 600 and the range of investors available to XTI compared to the investors XTI could otherwise attract if it continued to operate without such status;

•        the potential benefits from increased public awareness of XTI and the TriFan 600;

•        the potential increase in shareholder value resulting from being a public company and having comparability with other public companies in the aviation industry;

•        the opportunity to raise financing for XTI through the Merger;

•        the material adverse change in the availability of capital for pre-revenue companies from other go-public strategies including SPAC mergers and IPOS since 2021;

•        the historical and current information concerning XTI’s business, including its liquidity requirements, financial performance and condition, operations, and management;

•        alternative transactions with other companies (SPAC and non-SPAC);

•        access to certain members of Inpixon management and staff with public company experience;

•        the expected financial position, operations, management structure and operating plans of the combined company, including projected results of operations and working capital needs; and

•        the terms and conditions of the Merger Agreement.

Opinion of Gemini Valuation Services (see page 81)

On July 24, 2023, Gemini Valuation Services (“GVS”) rendered its opinion to the Inpixon (“INPX”) board of directors, as to, as of July 24, 2023, the fairness, from a financial point of view, of the contribution made and consideration received by the holders of Inpixon Common Stock pursuant to the Merger Agreement dated July 24, 2023.

The summary of the opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex B to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by GVS in preparing its opinion. The opinion was addressed to the INPX board for the use and benefit of the members of the INPX board (in their capacities as such) in connection with the INPX board’s evaluation of the Merger Agreement. Neither the opinion nor the summary of the opinion and related analyses set forth in this proxy statement/prospectus is intended to and they do not constitute advice or a recommendation to any of the shareholders of INPX or any other security holders as to how such holder should vote or act with respect to any matter relating to the transaction or otherwise. GVS’s opinion should not be construed as creating any fiduciary duty on GVS’s part to INPX, any other party to the Merger Agreement, any security holder of INPX or such other party, any creditor of INPX or such other party, or any other person. GVS’s opinion was just one of the several factors the INPX board took into account in making its determination to approve the Merger Agreement.

Notice to XTI Stockholders of Adoption of Merger Agreement by Consent in Lieu of a Meeting (see page 94)

The adoption of the Merger Agreement by XTI’s stockholders required the affirmative vote or consent in lieu of a meeting of the holders of a majority of the issued and outstanding shares of XTI Common Stock entitled to vote thereon. Following the execution of the Merger Agreement, on July 24, 2023, the David E Brody 2019 Spousal Trust and the Jason S Brody 2019 Trust (collectively, the “Majority Stockholders”), which together on such date owned of record 23,450,000 shares of XTI Common Stock representing approximately 67.4% of the outstanding shares of XTI Common Stock, delivered a consent in lieu of a meeting adopting the Merger Agreement (the “Written Consent”).

As a result of the Written Consent, no further action by the stockholders of XTI is required under applicable law or the Merger Agreement (or otherwise) to adopt the Merger Agreement, and XTI is not, and will not be, soliciting stockholder votes for or consent to the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and will not call a stockholders’ meeting for purposes of voting on the adoption of the Merger Agreement and the approval of the transactions contemplated thereby.

This Registration Statement on Form S-4, including this notice of Written Consent, will be mailed to the stockholders of record of XTI who have not consented to the actions set forth in the Written Consent and who, if the actions had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been July 24, 2023, the date the executed Written Consent was delivered to the Company to adopt and approve the Merger Agreement, at their address of record on the books and records of XTI.

For additional information regarding the terms and conditions of the Merger Agreement, see the section entitled “Description of the Merger Agreement” in this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Merger (see page 94)

Inpixon and XTI each intends and expects for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the merger so qualifies, a U.S. Holder (as defined on page 95) of XTI common stock (excluding a U.S. Holder who exercises dissenters’ rights) will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of XTI common stock for shares of Inpixon common stock in the merger.

Please review the information in the section entitled “The Merger-Material U.S. Federal Income Tax Consequences of the Merger” for a more complete description of the material U.S. federal income tax consequences of the merger to U.S. Holders of XTI common stock. The discussion of the material U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion. The tax consequences to you of the merger will depend on your particular facts and circumstances, and you may be subject to state, local or non-U.S. tax laws that are not discussed in this proxy statement/prospectus. Therefore, you should consult your own tax advisor as to the specific tax consequences to you of the merger.

Overview of the Merger Agreement (see page 103)

Merger Consideration and Exchange Ratio (see page 103)

Subject to the terms and conditions of the Merger Agreement, at the Effective Time:

•        each share of XTI common stock outstanding immediately prior to the Effective Time (excluding any shares to be canceled pursuant to the Merger Agreement and shares held by holders of XTI common stock who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in the section entitled “The Merger — Appraisal Rights and Dissenters’ Rights” in this proxy statement/prospectus) will automatically be converted into the right to receive a number of shares of Inpixon common stock equal to the Exchange Ratio. Prior to the Effective Time, subject to obtaining the consent of requisite noteholders, all outstanding XTI convertible notes will be converted into XTI common stock and will participate in the merger on the same basis as the other shares of XTI common stock, except for (1) a promissory note dated April 1, 2023, in the initial principal amount of $1,817,980, which will be amended to extend the maturity date thereof until no sooner than December 31, 2026 and be assumed by the combined company at the Closing to become convertible into the shares of common stock of the combined company, and (2) a promissory note dated December 31, 2021, in the initial principal amount of $1,007,323, which will provide for, at Closing, payment in cash of $507,323 of the principal plus interest accrued to the date of payment, and the conversion of the remaining $500,000 of outstanding principal into shares of common stock of the combined company (collectively, the “Note Amendments”);

•        each option to purchase shares of XTI common stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Inpixon and will become an option, subject to any applicable vesting conditions, to purchase shares of Inpixon common stock with the number of shares of Inpixon common stock underlying the unexercised portions of such options and the exercise prices for such options to be adjusted to reflect the Exchange Ratio; and

•        each warrant to purchase shares of XTI common stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Inpixon and will become a warrant to purchase shares of Inpixon common stock with the number of shares of Inpixon common stock underlying such warrants and the exercise prices for such warrants will be adjusted to reflect the Exchange Ratio.

The Exchange Ratio is determined pursuant to the following formula: [((Inpixon Fully-Diluted Shares Outstanding less Inpixon Financing Adjustment Shares) divided by Adjustment Percentage) less (Inpixon Fully-Diluted Shares Outstanding less Inpixon Financing Adjustment Shares)] divided by XTI Fully-Diluted Shares Outstanding.

As used in the Exchange Ratio Formula:

•        “Adjustment Percentage” means 40% less Net Cash Adjustment Percentage less Note Adjustment Percentage.

•        “May 2023 Inpixon Warrants” means the warrants to purchase up to 150,000,000 shares of Inpixon common stock issued on May 17, 2023 (as amended on June 20, 2023), pursuant to the terms and conditions of those certain Warrant Purchase Agreements by and among Inpixon and the parties thereto (as amended on June 20, 2023).

•        “Maxim Shares” means the total number of shares of Inpixon common stock issued or issuable to Maxim Group LLC pursuant to that certain Engagement Letter dated May 16, 2023.

•        “Net Cash Adjustment Percentage” means the percentage determined pursuant to the following formula: a*(b/d), where

a = 0.4%

b = (f – c – e)

c = the principal amount of (i) any outstanding loans or advances made by Inpixon to XTI prior to the date of the Merger Agreement and (ii) any loans or advances made by Inpixon to XTI on a monthly basis up to a total amount of $1,775,000 (or such greater amount as Inpixon agrees), which total amount is outstanding as of immediately prior to the Effective Time (without duplication)

d = $1,000,000

e = Inpixon Net Cash

f = $21,500,000

•        “Note Adjustment Percentage” means the percentage determined pursuant to the following formula: g*(h/i), where

g = 0.3%

h = principal amount of, and the amount of accrued but unpaid interest on, the Streeterville Notes outstanding as of immediately prior to the Effective Time

i = $1,000,000

•        “Inpixon Financing Adjustment Shares” means the number determined pursuant to the following formula: j – k, where

j = Inpixon Financing Shares Issuable

k = Inpixon Financing Shares Issued

•        “Inpixon Financing Shares Issuable” means the total number of shares of Inpixon common stock issued or issuable pursuant to Inpixon Permitted Issuances.

•        “Inpixon Financing Shares Issued” means the total number of shares of Inpixon common stock issued pursuant to Inpixon Permitted Issuances plus shares of Inpixon common stock issuable without payment or potential payment of additional cash consideration upon conversion, exercise or exchange of derivative securities issued pursuant to Inpixon Permitted Issuances with XTI consent to the extent required pursuant to the Merger Agreement.

•        “Inpixon Fully-Diluted Shares Outstanding” means the sum of (i) the total number of shares of Inpixon common stock issued and outstanding immediately prior to the Effective Time, including Inpixon common stock issued on exercise of the May 2023 Inpixon Warrants prior to the Effective Time (for the avoidance of doubt, this clause (i) excludes shares of Inpixon common stock held in “treasury” or directly or indirectly by Inpixon), (ii) the total number of shares of Inpixon common stock issuable upon conversion of Inpixon preferred stock issued and outstanding immediately prior to the Effective Time, (iii) the total number of shares of Inpixon common stock issuable upon exercise of the Inpixon Warrants outstanding immediately prior to the Effective Time (excluding the May 2023 Inpixon Warrants to the extent not exercised prior to the Effective Time), (iv) the total number of shares of Inpixon common stock issuable upon exercise or vesting of the Inpixon Equity Awards outstanding immediately prior to the Effective Time, (v) the Maxim Shares, and (vi) shares of Inpixon common stock issued or issuable without payment or potential payment of additional cash consideration upon conversion, exercise or exchange of derivative securities issued pursuant to Inpixon Permitted Issuances.

•        “Inpixon Permitted Issuances” means the issuance by Inpixon after the date of the Merger Agreement, and prior to the Effective Time, of shares of Inpixon common stock, including pursuant to an at-the-market offering, or derivative Inpixon securities that that by their terms automatically will be converted into or exercised or exchanged for shares of Inpixon common stock prior to the Effective Time, or, if not subject to such automatic conversion, exercise or exchange, subject to prior written approval of XTI, Inpixon derivative securities issued pursuant to one or more capital raising transactions or in consideration of cancellation of indebtedness; provided, however, that Inpixon Permitted Issuances shall not include any issuance of shares of any class or series of capital stock by Inpixon that has preferential rights or privileges as to dividends, distributions, liquidation, dissolution, winding up, redemption, repurchase or any other rights that create a preference relative to the Inpixon common stock.

•        “Streeterville Notes” means those certain Promissory Notes issued to Streeterville Capital, LLC on July 22, 2022 and December 30, 2022.

•        “XTI Derivative Financing Shares Outstanding” means the total number of shares of XTI common stock issuable upon exercise, conversion or exchange of derivative securities issued pursuant to XTI Permitted Issuances with Inpixon consent to the extent required pursuant the Merger Agreement that remain outstanding at the Effective Time.

•        “XTI Fully-Diluted Shares Outstanding” means the sum of (i) the total number of shares of XTI common stock issued and outstanding immediately prior to the Effective Time, including in respect of XTI Permitted Issuances (for the avoidance of doubt, this clause (i) excludes shares of XTI common stock held in “treasury” or directly or indirectly by XTI), (ii) the total number of shares of XTI common stock issuable upon exercise of assumed XTI warrants outstanding immediately prior to the Effective Time, (iii) the total number of shares of XTI common stock issuable upon exercise of the XTI options outstanding immediately prior to the Effective Time, and (iv) the total number of shares of XTI common stock issuable upon exercise or conversion of XTI convertible notes outstanding immediately prior to the Effective Time and (v) the XTI Derivative Financing Shares Outstanding.

•        “XTI Permitted Issuance” means any issuance by XTI after the date of the Merger Agreement, and prior to the Effective Time, of shares of XTI common stock or derivative XTI securities that by their terms automatically will be converted into or exercised or exchanged for shares of XTI common stock prior to the Effective Time or, if not subject to such automatic conversion, exercise or exchange, XTI derivative securities that have been approved by Inpixon in writing prior to issuance and which Inpixon has agreed in writing to assume at the Effective Time, pursuant to one or more capital raising transactions or in consideration of cancellation of indebtedness; provided, however, that XTI Permitted Issuances shall not include any issuance of any class or series of capital stock by XTI that has preferential rights or privileges as to dividends, distributions, liquidation, dissolution, winding up, redemption, repurchase or any other rights that create a preference relative to the XTI common stock.

Assuming the fully diluted capitalization of Inpixon and XTI immediately prior to the Effective Time is unchanged from the same as of October 24, 2023, the Exchange Ratio is estimated to be 0.081236145 based on Inpixon and XTI’s fully diluted capitalization as of October 24, 2023, the amounts of the other elements defined in the Exchange Ratio Formula as of October 24, 2023, as well as the assumption that Inpixon Net Cash will be equal to $10,000,000 (inclusive of amounts advanced to XTI prior to closing), assuming that the Inpixon Reverse Stock Split has been effected immediately prior to the consummation of the merger at a ratio of 1-for-50. Inpixon may effect a reverse stock split at a different ratio, subject to compliance with applicable law, and references in this proxy statement/prospectus to a 1-for-50 reverse stock split are for illustrative purposes only. The Exchange Ratio will be further adjusted if any of the assumptions described above have changed as of the effective time of the merger, including the fully diluted capitalization of the parties, Inpixon’s actual net cash as calculated and as of a time determined in accordance with the Merger Agreement, and the outstanding balance payable under the Streeterville Notes.

No fractional shares of Inpixon common stock will be issued in connection with the merger. Any fractional shares of Inpixon common stock resulting from the conversion of XTI common stock into the right to receive a number of shares of Inpixon common stock equal to the Exchange Ratio pursuant to the Merger Agreement will be rounded up to the nearest whole share of Inpixon common stock.

Treatment of Inpixon Equity Awards and Warrants (see page 106)

Inpixon Options and Unvested Restricted Stock

All shares of unvested restricted stock and options to purchase Inpixon common stock outstanding immediately prior to the Effective Time shall remain unaffected by the merger and shall, at the Effective Time, continue to remain outstanding in accordance with the respective terms and conditions as were applicable to each such shares of Inpixon restricted stock and options as set forth in the applicable stock incentive plan and/or other documents evidencing such securities, in each case, immediately prior to the Effective Time.

The number of shares of Inpixon common stock underlying the unvested Inpixon restricted stock and options and the exercise prices for such options will be appropriately adjusted to reflect any Inpixon Reverse Stock Split.

Inpixon Warrants

All warrants to purchase Inpixon common stock outstanding immediately prior to the Effective Time shall remain unaffected by the merger and shall, at the Effective Time, continue to remain outstanding in accordance with the terms and conditions as were applicable to each such warrants as set forth in the applicable warrant agreements and/or other documents evidencing such securities, immediately prior to the Effective Time.

The number of shares of Inpixon common stock underlying the warrants and the exercise prices for such warrants will be appropriately adjusted to reflect any Inpixon Reverse Stock Split.

Each of the holders of the Inpixon January 2019 Warrants (34 shares of common stock are issuable upon the exercise of such warrants at an exercise price of $11,238.75 per share) and August 2019 Warrants (73 shares of common stock are issuable upon the exercise of warrants at an exercise price of $936.5625 per share), each subject to adjustment in proportion to the Inpixon Reverse Stock Split, may, concurrently with, or within 30 days after, the consummation of the merger, require Inpixon to purchase these warrants from the holder by paying to the holder an amount of cash equal to the Black Scholes Value of the remaining unexercised portion of the warrants on the date of the consummation of the merger.

Treatment of XTI Options, Warrants and Convertible Notes (see page 106)

XTI Options

XTI (subject to Inpixon’s review and consent, which shall not be unreasonably withheld), shall take all lawful action so that at the Effective Time, each option to purchase shares of XTI common stock outstanding immediately prior to the Effective Time, whether or not vested, will be converted into an option to purchase shares of Inpixon common stock. From and after the Effective Time, each XTI option assumed by Inpixon may be exercised for such number of shares of Inpixon common stock as is determined by multiplying the number of shares of XTI common stock subject to the option by the Exchange Ratio and rounding that result down to the nearest whole number of shares of Inpixon common stock. The per share exercise price of the converted option will be determined by dividing the existing per share exercise price of the option by the Exchange Ratio and rounding that result up to the nearest whole cent. Any restrictions on the exercise of any XTI option assumed by Inpixon will continue following the conversion and the term, exercisability, vesting schedules and other provisions of assumed XTI options will generally remain unchanged; provided, that any XTI options assumed by Inpixon may be subject to adjustment to reflect definitional changes in the applicable terms of the XTI options to reference Inpixon or Inpixon common stock, changes in Inpixon’s capitalization or other similar corporate events that relate to Inpixon or Inpixon common stock after the Effective Time and that the Inpixon Board will succeed to the authority of the XTI Board with respect to each assumed XTI option.

XTI Warrants

XTI (subject to Inpixon’s review and consent, which shall not be unreasonably withheld), shall take all lawful action so that at the Effective Time, each warrant to purchase shares of XTI common stock outstanding immediately prior to the Effective Time will be converted into a warrant to purchase shares of Inpixon common stock. From and after the Effective Time, each XTI warrant assumed by Inpixon may be exercised for such number of shares of Inpixon common stock as is determined by multiplying the number of shares of XTI common stock subject to the warrant by the Exchange Ratio and rounding that result down to the nearest whole number of shares of Inpixon common stock. The per share exercise price of the converted warrant will be determined by dividing the existing per share exercise price of the warrant by the Exchange Ratio and rounding that result up to the nearest whole cent. The term, exercisability, and other provisions of assumed XTI warrants will generally remain unchanged; provided, that any XTI warrants assumed by Inpixon may be subject to adjustment to reflect definitional changes in the applicable terms of the XTI warrants to reference Inpixon or Inpixon common stock, changes in Inpixon’s capitalization or other similar corporate events that relate to Inpixon or Inpixon common stock after the Effective Time.

XTI Convertible Notes

Prior to the Effective Time, subject to obtaining the consent of the requisite noteholders, all XTI convertible notes outstanding as of the Closing Date shall be converted into shares of XTI common stock, except for that certain promissory note of XTI, dated April 1, 2023, in the initial principal amount of $1,817,980, which shall have been amended to provide for, upon the Effective Time, the extension of the maturity date to December 31, 2026 and the convertibility of the outstanding principal and interest into Inpixon common stock, and that certain promissory note of XTI held by David Brody, dated December 31, 2021, in the initial principal amount of $1,007,323, which will provide for, at Closing, payment in cash of $507,323 of the principal plus interest accrued to the date of payment, and the conversion of the remaining $500,000 of outstanding principal into Inpixon common stock. In total, subject to obtaining the consent of requisite noteholders, the conversion of approximately $4 million in principal amount of XTI convertible notes with maturity dates ranging from November 1, 2023 to October 21, 2025 will be accelerated upon consummation of the merger.

Conditions to the Completion of the Merger (see page 107)

Under the terms of the Merger Agreement, to consummate the merger, Inpixon Stockholders must approve the Nasdaq Stock Issuance Proposal.

In addition to obtaining such stockholder approval and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement, as described under the section entitled “The Merger Agreement-Conditions to the Completion of the Merger” in this proxy statement/prospectus must be satisfied or waived.

No Solicitation (see page 111)

Each of Inpixon and XTI agreed that during the period commencing on the date of the Merger Agreement and ending on the earlier of the Effective Time or the termination of the Merger Agreement, except as described below, Inpixon and XTI will not, nor will either party authorize its respective subsidiaries, officers, directors, employees, affiliates, agents and representatives to, directly or indirectly:

•        negotiate, authorize, recommend, enter into or propose to enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal (as defined in the Merger Agreement);

•        continue to engage in discussions with any third party concerning any Acquisition Proposal;

•        encourage, solicit or initiate discussions, negotiations or submissions of proposals, indications of interest or offers in respect of an Acquisition Proposal; or

•        furnish or cause to be furnished to any person any information in furtherance of an Acquisition Proposal.

Notwithstanding the foregoing, before obtaining the applicable approvals of the stockholders of XTI or Inpixon required to consummate the merger, as applicable, each party may furnish non-public information regarding such party and its subsidiaries to, and may enter into discussions or negotiations with, any third-party in response to a bona fide acquisition proposal made or received after the date of the Merger Agreement, which such party’s board of directors determines in good faith, after consultation with such party’s financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a Superior Proposal (as defined in the Merger Agreement), if:

•        the Acquisition Proposal was not solicited, initiated, encouraged, facilitated or otherwise obtained in breach, in any material respect, of the non-solicitation provisions of the Merger Agreement described above;

•        such party’s board of directors determines in good faith after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal;

•        such party receives from the third party an executed confidentiality agreement containing provisions as to the treatment of confidential information that are no less favorable in any material respect to the disclosing party than those contained in the confidentiality agreement between Inpixon and XTI (except for such changes necessary for disclosing party to comply with its obligations under the Merger Agreement);

•        such party promptly (and in any event, within 48 hours) furnishes any non-public information provided to the third-party to the other party to the extent not previously furnished; and

•        such party promptly (and in any event, within 48 hours) notifies the other party of its board of directors’ determination.

Termination of the Merger Agreement (see page 116)

Either Inpixon or XTI can terminate the Merger Agreement under certain circumstances, which would prevent the merger from being consummated. As XTI has received stockholder approval for the merger, XTI is unable to terminate the Merger Agreement on the basis of any “fiduciary out” provisions contained in the Merger Agreement.

Termination Fee (see page 118)

Fee payable by Inpixon

Inpixon must pay XTI a termination fee of $2,000,000, if:

•        the Merger Agreement is terminated by XTI because Inpixon conducts a change in recommendation or in material breach of its covenants and agreements regarding the Inpixon special meeting or non-solicitation, in which case the maturity date in respect of the Future Loans and Existing Loans shall be extended to December 31, 2024;

•        the Merger Agreement is terminated by Inpixon because Inpixon adopts a Superior Proposal, in which case all outstanding principal and accrued but unpaid interest in respect of the Future Loans and the Existing Loans shall be forgiven and the security interest under the Promissory Note and the Security Agreement shall be released as provided in the Security Agreement; or

•        the Merger Agreement is terminated (i) by XTI because of Inpixon’s breach, provided, however, that the Inpixon Required Vote shall not have been obtained, (ii) by XTI or Inpixon because of the expiration of the Outside Date (which is December 31, 2023), provided, however, that the Inpixon Required Vote shall not have been obtained at the Inpixon Stockholder Meeting, or (iii) by XTI or Inpixon due to a Failure of Inpixon Required Vote and, in each of the cases described above: (a) prior to such termination, an Acquisition Proposal with respect to Inpixon (all references in the definition of Acquisition Proposal to 20% shall be deemed to be references to “more than 50%” instead) shall have been publicly disclosed and not withdrawn, and (b) within 12 months following the date of the termination of the Merger Agreement, Inpixon shall have entered into a definitive agreement with respect to any Acquisition Proposal, or any Acquisition Proposal shall have been consummated (in each case, whether or not such Acquisition Proposal is the same as the original Acquisition Proposal made, communicated or publicly disclosed), then the Termination Fee is required immediately prior to and as a condition to consummating such transaction.

Fee payable by XTI

XTI must pay Inpixon a termination fee of $2,000,000, if

•        the Merger Agreement is terminated by Inpixon because XTI conducts a change in recommendation or in material breach of its covenants and agreements regarding the XTI Stockholder Consent or non-solicitation;

•        the Merger Agreement is terminated by XTI because XTI adopts a Superior Proposal, in which case all outstanding principal and accrued but unpaid interest in respect of the Future Loans and the Existing Loans, together with any outstanding fees and expenses payable by XTI to Inpixon pursuant to the loan documents evidencing the Future Loans and the Existing Loans will also become payable; or

•        the Merger Agreement is terminated (i) by Inpixon because of XTI’s breach, provided, however, that the XTI Required Vote shall not have been obtained pursuant to the XTI Stockholder Consent within 24 hours after the execution and delivery of the Merger Agreement, or (ii) by XTI or Inpixon because of the expiration of the Outside Date, provided, however, that the XTI Required Vote shall not have been obtained pursuant to the XTI Stockholder Consent within 24 hours after the execution and delivery of the Merger Agreement, and, in each of the cases described above: (a) prior to such termination, an Acquisition Proposal with respect to XTI (all references in the definition of Acquisition Proposal to 20% shall be deemed to be references to “more than 50%” instead) shall have been publicly disclosed or otherwise made or communicated to XTI or its board of directors and not withdrawn, and (b) within 12 months following the date of the termination of the Merger Agreement, XTI shall have entered into a definitive agreement with respect to any Acquisition Proposal, or any Acquisition Proposal shall have been consummated (in each case, whether or not such Acquisition Proposal is the same as the original Acquisition Proposal made, communicated or publicly disclosed), then the Termination Fee is required immediately prior to and as a condition to consummating such transaction.

Written Consent

Two majority stockholders who own the requisite number of outstanding shares of XTI common stock have delivered a written consent sufficient to approve and adopt the Merger Agreement and the merger and the related transactions contemplated by the Merger Agreement. Therefore, no additional approval or vote from any holders of any class or series of stock of XTI will be necessary to approve the merger.

Nasdaq Stock Market Listing (see page 242)

Inpixon has filed an initial listing application for the combined company’s common stock with Nasdaq pursuant to the Nasdaq Stock Market LLC “business combination” rules. If such application is accepted, Inpixon anticipates that the combined company’s common stock will be listed on the Nasdaq Capital Market following the closing under the trading symbol “XTIA.”

Management Following the Merger (see page 196)

The following table lists, as of November 7, 2023, the names, ages and positions of the individuals who are expected to serve as executive officers and directors of the combined company following completion of the merger.

Name	Position	Age*
Executive Officers
Scott Pomeroy	Chief Executive Officer	61
Brooke Martellaro	Chief Financial Officer	57
Mara Babin	General Counsel	72
Michael Hinderberger	Chief Executive Officer, XTI Aircraft Company	61

Directors
Scott Pomeroy	Chairman, Director	61
David Brody	Director	74
Soumya Das	Director	51
Kareem Irfan	Director	63
To be designated by XTI per the terms of the Merger Agreement	Director

Interests of Inpixon Directors and Executive Officers in the Merger (see page 86)

In considering the recommendation of the Inpixon Board with respect to issuing shares of Inpixon common stock as contemplated by the Merger Agreement and the other matters to be acted upon by Inpixon stockholders at the Inpixon special meeting, Inpixon stockholders should be aware that certain members of the Inpixon Board and certain of Inpixon’s executive officers have interests in the merger that may be different from, or in addition to, the interests of Inpixon stockholders.

Ownership Interests

As of October 24, 2023, Inpixon’s directors and current executive officers beneficially owned, in the aggregate less than 1% of the shares of Inpixon common stock. For more detailed information, see “Principal Stockholders of Inpixon.”

Transaction Bonus Plan

On July 24, 2023, the compensation committee of the Inpixon Board (the “Committee”) adopted a transaction bonus plan (the “Transaction Bonus Plan” or the “Plan”). Pursuant to the Transaction Bonus Plan, in connection with the closing of a Contemplated Transaction or Qualifying Transaction (each as defined below), certain employees and service providers of Inpixon (“Participants”) including its named executive officers, will be eligible to receive certain bonuses. This merger will qualify as a Contemplated Transaction under the Transaction Bonus Plan.

A “Contemplated Transaction” refers to a strategic alternative transaction including an asset sale, merger, reorganization, spin-off or similar transaction (a “Strategic Transaction”) that results in a change of control as defined in the Plan. A Qualifying Transaction refers to a Strategic Transaction that does not result in a change of control for which bonuses may be paid pursuant to the Plan as approved by the Committee.

The compensation arrangements with Inpixon’s officers and directors including the transaction bonuses are discussed in greater detail in the sections entitled “The Merger-Interests of Inpixon Directors and Executive Officers in the Merger” and “Inpixon Executive Compensation” in this proxy statement/prospectus.

Continued Service in the Combined Company

Soumya Das, Inpixon’s Chief Operating Officer, is expected to resign as Chief Operating Officer of Inpixon, and be appointed to serve as CEO of the indoor intelligence business. Mr. Das and Kareem Irfan, a current director of Inpixon, are expected to serve as members of the Inpixon Board following the merger.

In addition, at the Effective Time, Inpixon shall enter into consulting agreements with Mr. Ali and Ms. Loundermon pursuant to which Mr. Ali and Ms. Loundermon will provide advisory services to the combined company’s management for a period of one year following the Effective Time based on each individual’s’ knowledge and expertise. The consulting agreements with Mr. Ali and Ms. Loundermon are discussed in greater detail in the section entitled “Continued Service in the Combined Company.”

Solutions Divestiture

Upon, prior to or around the Closing, Inpixon will effect transactions for the divestiture of its Shoom, SAVES and Game Your Game lines of business and investment securities, as applicable, by any lawful means, including a sale to one or more third parties or related parties, spin off, plan of arrangement, merger, reorganization, or any combination of the foregoing (the “Solutions Divestiture”).

Grafiti Holding Spin-off and Proposed Business Combination between Grafiti Holding and Damon Motors

The following information was previously reported in Inpixon’s Current Report on Form 8-K filed with the SEC on October 23, 2023.

On October 23, 2023, as part of the Solutions Divestiture, Inpixon entered into a Separation and Distribution Agreement (the “Separation Agreement”) with Grafiti Holding Inc., a British Columbia corporation and newly formed wholly-owned subsidiary of Inpixon (“Grafiti”), pursuant to which Inpixon plans to transfer to Grafiti all of the outstanding shares of Inpixon Limited, a United Kingdom (the “UK”) limited company that operates Inpixon’s SAVES line of business in the UK (“Inpixon UK”), such that Inpixon UK will become a wholly-owned subsidiary of Grafiti (the “Reorganization”). Following the Reorganization and subject to conditions in the Separation Agreement, Inpixon will spin off Grafiti (the “Spin-off”) by distributing to Inpixon stockholders and certain securities holders as of a record date to be determined (the “Participating Securityholders”) on a pro rata basis all of the outstanding common shares of Grafiti (the “Grafiti Common Shares”) owned by Inpixon (the “Distribution”), subject to certain lock-up restrictions and subject to registration of the Grafiti Common Shares pursuant to the Securities Exchange Act, or the Securities Act.

On October 23, 2023, Inpixon entered into a Business Combination Agreement (the “Damon Business Combination Agreement”), by and among Inpixon, Damon Motors Inc., a British Columbia corporation (“Damon”), Grafiti, and 1444842 B.C. Ltd., a British Columbia corporation and a newly formed wholly-owned subsidiary of Grafiti (“Amalco Sub”), pursuant to which it is proposed that Amalco Sub and Damon amalgamate under the laws of British Columbia, Canada with the amalgamated company (the “Damon Surviving Corporation”) continuing as a wholly-owned subsidiary of Grafiti (the “Damon Business Combination”). The Damon Business Combination is subject to material conditions, including approval of the Damon Business Combination by securities holders of Damon, approval of the issuance of Grafiti Common Shares to Damon securities holders pursuant to the Damon Business Combination Agreement by a British Columbia court after a hearing upon the fairness of the terms and conditions of the Damon Business Combination Agreement as required by the exemption from registration provided by Section 3(a)(10) under the Securities Act, and approval of the listing of the Grafiti Common Shares on the Nasdaq Stock Market after giving effect to the Damon Business Combination. Upon the consummation of the Damon Business Combination (the “Damon Closing”), both Inpixon UK and the Damon Surviving Corporation will be wholly-owned subsidiaries of Grafiti, which will adopt a new name as determined by Damon. Grafiti, after the Damon Closing, is referred to herein as the “Grafiti combined company.” Pursuant to the Damon Business Combination Agreement, the parties will take all necessary action so that at the Damon Closing, the board of directors of the Grafiti combined company will consist of such directors as Damon may determine, subject to the independent requirements under the Nasdaq rules, and provided that at least one director will be nominated by Grafiti.

Holders of Grafiti Common Shares, including Participating Securityholders and management that hold Grafiti Common Shares immediately prior to the Damon Closing, are anticipated to retain approximately 18.75% of the outstanding capital stock of the Grafiti combined company determined on a fully diluted basis, which includes up to 5% in equity incentives which may be issued to Inpixon management.

Inpixon expects that there will be no public trading market for the Grafiti Common Shares unless the Damon Business Combination is consummated.

No securities of Inpixon will be issued in connection with the Damon Business Combination.

Risk Factors (see page 23)

Both Inpixon and XTI are subject to various risks associated with their businesses and their industries. In addition, the merger poses a number of risks to each company and its respective stockholders, including the possibility that the merger may not be completed and the following risks:

•        The merger is subject to the satisfaction of certain conditions, which may not be satisfied on a timely basis, if at all.

•        Inpixon and XTI securityholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

•        The Exchange Ratio set forth in the Merger Agreement is adjustable based on the Inpixon Net Cash, so the relative ownership of the combined company as between current Inpixon securityholders and current XTI securityholders may change based on, among other things, Inpixon’s interim cash burn prior to the closing and the extent to which any debt remains outstanding under the Streeterville Notes. Because the Exchange Ratio formula takes into account equity issuances by Inpixon and XTI between signing and closing, and because Inpixon intends to issue additional shares and raise additional capital between signing and closing, this means that Inpixon’s stockholders will also experience dilution as a result of such issuances.

•        Inpixon stockholders in the merger may not have the same benefits as an investor in an underwritten public offering.

•        The historical unaudited pro forma condensed combined financial information may not be representative of the combined company’s results after the merger.

•        Some Inpixon and XTI officers and directors have interests in the merger that are different from the respective stockholders of Inpixon and XTI and that may influence them to support or approve the merger without regard to the interests of the respective stockholders of Inpixon and XTI.

•        The market price of Inpixon common stock following the merger may decline as a result of the merger.

•        Inpixon stockholders and XTI stockholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the closing as compared to their current ownership and voting interest in the respective companies.

•        The combined company will need to raise additional capital by issuing equity and debt securities, incurring additional debt or pursuing other strategic arrangements, which may cause dilution to the combined company’s stockholders or restrict the combined company’s operations.

•        During the pendency of the merger, Inpixon and XTI may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

•        The merger may be completed even though certain events occur prior to the closing that materially and adversely affect Inpixon or XTI.

•        Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

•        Because the lack of a public market for XTI common stock makes it difficult to evaluate the value of XTI common stock, the XTI equity holders may receive shares of Inpixon common stock in the merger that have a value that is less than, or greater than, the fair market value of XTI common stock.

•        Inpixon and XTI do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

•        Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.

•        Litigation relating to the merger could require Inpixon or XTI to incur significant costs and suffer management distraction, and could delay or enjoin the merger.

These risks and other risks are discussed in greater detail under the section entitled “Risk Factors” in this proxy statement/prospectus. Inpixon and XTI both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 93)

In the United States, Inpixon must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Inpixon common stock and the filing of this proxy statement/prospectus with the SEC.

Anticipated Accounting Treatment (see page 97)

The Merger is anticipated to be accounted for using the acquisition method (as a reverse acquisition) in accordance with GAAP. Although Inpixon is the legal acquirer and will issue shares of Inpixon common stock to effect the merger with XTI, XTI is considered the accounting acquirer. Under this method of accounting, Inpixon will be treated as the “acquired” company for financial reporting purposes. XTI has been determined to be the accounting acquirer because XTI maintains control of the Board of Directors and management of the combined company. For accounting purposes, the acquirer is the entity that has obtained control of another entity and, thus, consummated a business combination. Under the acquisition method of accounting (as a reverse acquisition), Legacy XTI’s assets and liabilities will be recorded at carrying value and the assets and liabilities associated with Inpixon will be recorded at estimated fair value as of the acquisition date. The excess of the purchase price over the estimated fair values of the net assets acquired, if applicable will be recognized as goodwill. Determination of fair value of certain assets acquired is dependent upon certain valuations that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible assets of Inpixon that exist as of the date of the completion of the transaction. Therefore, the actual purchase price allocation may differ from the amounts reflected in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed consolidated financial statements include the accounts of Inpixon since the effective date of merger and XTI since inception.

Appraisal Rights and Dissenters’ Rights (see page 98)

Appraisal Rights of Inpixon Stockholders

Holders of Inpixon common stock are not entitled to appraisal rights in connection with the Business Combination or the other Proposals under the DGCL.

Appraisal Rights of XTI Stockholders

Holders of shares of XTI Common Stock who did not sign the Written Consent, and who (i) follow the procedures set forth in Section 262 of the DGCL (including making a written demand of appraisal to XTI within 20 days after the date of mailing of the notice of appraisal rights) and (ii) have not otherwise waived the appraisal rights, will be entitled, under Section 262 of the DGCL, to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid on the amount determined to be “fair value.” To exercise your appraisal rights, you must submit a written demand for an appraisal no later than twenty (20) days after the mailing of this Form S-4, and comply precisely with other procedures set forth in Section 262 of the DGCL. A copy of Section 262 of the DGCL attached as Annex C. For more information, see the section entitled “Appraisal Rights of XTI Stockholders” in this proxy statement/prospectus.

Comparison of Stockholder Rights (see page 243)

Inpixon is incorporated under the laws of the State of Nevada and the rights of Inpixon stockholders are governed by the Nevada Revised Statutes, whereas XTI is incorporated under the laws of the State of Delaware and the rights of XTI Stockholders are governed by the DGCL. If the Nasdaq Stock Issuance Proposal is approved by Inpixon stockholders at the Inpixon special meeting, and the merger is completed, XTI stockholders will become stockholders of Inpixon, and their rights will be governed by the Nevada Revised Statutes, Inpixon’s Restated Articles of Incorporation, as amended and currently in effect (the “Inpixon Articles of Incorporation”) and Inpixon’s Amended and Restated Bylaws, as amended, to be effective at the Effective Time and in such form as Exhibit C attached to the Merger Agreement (the “Inpixon Bylaws”). The rights of Inpixon stockholders contained in the Inpixon Articles of Incorporation and Inpixon Bylaws differ from the rights of XTI stockholders under the XTI Certificate of Incorporation (the “XTI Charter”) and bylaws (the “XTI Bylaws”), as more fully described under the section entitled “Comparison of Rights of Holders of Inpixon Stock and XTI Stock” in this proxy statement/prospectus.

MARKET PRICE AND DIVIDEND INFORMATION

Inpixon

Inpixon common stock is listed on the Nasdaq Capital Market under the symbol “INPX.” The closing price of Inpixon common stock on July 24, 2023, the last trading day prior to the public announcement of the merger, was $0.1520 per share, and the closing price of Inpixon common stock was $[__] on [_____], 2023, each as reported on the Nasdaq Capital Market. Because the market price of Inpixon common stock is subject to fluctuation, the market value of the shares of Inpixon common stock that XTI Stockholders will be entitled to receive in the merger may increase or decrease.

Assuming stockholder approval and successful application for initial listing on the Nasdaq Capital Market, following the consummation of the merger, the combined company’s common stock will trade on the Nasdaq Capital Market under the new name, “XTI Aerospace, Inc.” and new trading symbol “XTIA.”

As of October 24, 2023, the Record Date for the Inpixon special meeting, there were [__] holders of record of Inpixon common stock. As of October 24, 2023, XTI had 1,819 holders of record of XTI common stock. This number does not include stockholders for whom shares were held in “nominee” or “street name.” For detailed information regarding the beneficial ownership of certain Inpixon stockholders upon consummation of the merger, see the section entitled “Principal Stockholders of the Combined Company” in this proxy statement/prospectus.

Inpixon has never declared or paid any cash dividends on the Inpixon common stock and does not anticipate paying cash dividends on the Inpixon common stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the merger will be at the discretion of the combined company’s then-current board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

XTI

XTI is a private company and shares of XTI common stock are not publicly traded. Historical market price information for XTI capital stock is not provided because there is no public market for any XTI securities. For information regarding XTI’s liquidity and capital resources, see “XTI Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the material risks described below and those described in the section of this proxy statement/prospectus titled “Cautionary Statement Concerning Forward-Looking Statements” before deciding how to vote your shares of stock. You should also read and consider the other information in this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus.

Risks Related to the Merger

The merger is subject to the satisfaction of certain conditions, which may not be satisfied on a timely basis, if at all.

The merger is subject to approval by Inpixon stockholders, approval by Nasdaq of the listing of shares of Inpixon common stock to be issued in connection with the merger, and approval by Nasdaq of the initial listing of the combined company’s common stock on Nasdaq, as well as other conditions set forth in the Merger Agreement, which must be satisfied or waived to complete the merger. These conditions are set forth in the Merger Agreement and described in the section entitled “Conditions to Closing” in this proxy statement/prospectus. Inpixon and XTI cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and Inpixon and XTI each may lose some or all of the intended benefits of the merger.

Failure to complete the merger may result in either Inpixon or XTI paying a termination fee to the other party, as described in the section entitled “Termination” in this report. Payment by Inpixon of a termination fee could materially and adversely affect its financial condition and termination of the transaction could have a material adverse effect on the market price of Inpixon common stock and negatively affect its future business and operations.

Inpixon and XTI securityholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

Inpixon may not be able to achieve the full strategic and financial benefits expected to result from the merger. Further, such benefits, if ultimately achieved, may be delayed. If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the merger, Inpixon stockholders and XTI stockholders will have experienced substantial dilution of their ownership interests in their respective companies, without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the merger.

The market price of Inpixon common stock may also decline as a result of the merger for a number of reasons, including:

•        if investors react negatively to the prospects of the combined company’s product candidates and services, business and financial condition following the closing of the merger;

•        the effect of the merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•        the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts.

The Exchange Ratio set forth in the Merger Agreement is adjustable based on the Inpixon Net Cash, so the relative ownership of the combined company as between current Inpixon securityholders and current XTI securityholders may change based on, among other things, Inpixon’s interim cash burn prior to the closing and the extent to which any debt remains outstanding under the Streeterville Notes. Because the Exchange Ratio formula takes into account equity issuances by Inpixon and XTI between signing and closing, and because Inpixon intends to issue additional shares and raise additional capital between signing and closing, Inpixon’s stockholders will also experience dilution as a result of such issuances.

The Exchange Ratio set forth in the Merger Agreement is adjustable based on the Inpixon Net Cash, so the relative ownership of the combined company as between current Inpixon securityholders and current XTI securityholders may change based on, among other things, Inpixon’s interim cash burn prior to the closing and the extent to which any debt remains outstanding under the Streeterville Notes as described in the section entitled “The Merger-Merger Consideration and Exchange Ratio.” Because the Exchange Ratio formula takes into account equity issuances by Inpixon and XTI between signing and closing, and because Inpixon intends to issue additional shares and raise additional capital between signing and closing, Inpixon’s stockholders will also experience dilution as a result of such issuances. See “Risk Factors — There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.”

The merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

The Merger Agreement has set the calculation of the Exchange Ratio for the XTI capital stock, and the Exchange Ratio is based on the fully-diluted capitalization of XTI and Inpixon, in each case immediately prior to the Closing as described in the section entitled “The Merger-Merger Consideration and Exchange Ratio.”

The Merger Agreement does not include a price-based termination right. Therefore, if before the completion of the merger the market price of Inpixon common stock declines from the market price on the date of the Merger Agreement, then XTI stockholders could receive merger consideration with substantially lower value than the value of such merger consideration on the date of the Merger Agreement. Similarly, if before the completion of the merger the market price of Inpixon common stock increases from the market price of Inpixon common stock on the date of the Merger Agreement, then XTI Stockholders could receive merger consideration with substantially greater value than the value of such merger consideration on the date of the Merger Agreement. Because the Exchange Ratio does not adjust as a direct result of changes in the market price of Inpixon common stock (other than to the extent such changes impact the calculation of the Inpixon Net Cash), changes in the market price of Inpixon common stock will change the value of the total merger consideration payable to XTI stockholders pursuant to the Merger Agreement.

Stock price changes may result from a variety of factors, including, but not limited to, changes in XTI’s or Inpixon’s respective businesses, operations and prospects, market assessments of the likelihood that the merger will be completed, interest rates, federal, state, and local legislation, governmental regulation, legal developments in the industry segments in which XTI or Inpixon operate, the timing of the merger, and general market, industry and economic conditions, including geopolitical tensions, pandemics and other public health emergencies.

Our stockholders may not have the same benefits as an investor in an underwritten public offering.

Inpixon is already a publicly traded company. Therefore, the merger and the transactions described in this proxy statement/prospectus are not an underwritten initial public offering of securities of the combined company and differ from an underwritten initial public offering in several significant ways.

For example, like other business combinations and spin-offs, in connection with the merger, our stockholders will not receive the benefits of the diligence that would customarily be performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Because the underwriters have a “due diligence” defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a due diligence investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. Auditors of the issuer will also deliver a “comfort” letter with respect to the financial information contained in the registration statement. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. Our stockholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. While private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in a public securities offering.

In addition, because there are no underwriters engaged in connection with the merger, prior to the opening of trading on the Nasdaq on the trading day immediately following the Closing, there will be no traditional “roadshow” or book building process, and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades on the Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of our securities will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of our securities or helping to stabilize, maintain or affect the public price of our securities following the Closing. Moreover, we will not engage in, and have not and will not, directly or indirectly, request financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with our securities that will be outstanding immediately following the Closing. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on the combined company’s behalf. All of these differences from an underwritten public offering of the combined company’s securities could result in a more volatile price for the combined company’s securities.

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if XTI became a publicly listed company through an underwritten initial public offering instead or upon completion of the merger.

The historical unaudited pro forma condensed combined financial information may not be representative of the combined company’s results after the merger.

The historical unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the merger been completed as of the date indicated, nor is it indicative of future operating results or financial position.

Some Inpixon and XTI officers and directors have interests in the merger that are different from the respective stockholders of Inpixon and XTI and that may influence them to support or approve the merger without regard to the interests of the respective stockholders of Inpixon and XTI.

Certain officers and directors of Inpixon and XTI participate in arrangements that provide them with interests in the merger that are different from the interests of the respective stockholders of Inpixon and XTI, including, among others, the continued service as an officer or director of the combined company, severance benefits, the acceleration of stock option vesting, continued indemnification and the potential ability to sell an increased number of shares of common stock of the combined company in accordance with the Securities Act or pursuant to a registration statement. For example, certain of Inpixon’s named executive officers and a director will receive transaction bonuses under the Inpixon Transaction Bonus Plan described in the sections entitled “The Merger-Interests of Inpixon Directors and Executive Officers in the Merger” and “Inpixon Executive Compensation-Director Compensation” in this proxy statement/prospectus.

These interests, among others, may influence such officers and directors of Inpixon and XTI to support or approve the merger. For more information concerning the interests of Inpixon’s and XTI’s respective officers and directors, see the sections entitled “The Merger-Interests of Inpixon Directors and Executive Officers in the Merger” and “The Merger-Interests of XTI Directors and Executive Officers in the Merger” in this proxy statement/prospectus.

Failure to complete the merger may result in either Inpixon or XTI paying a termination fee to the other party and could significantly harm the market price of Inpixon common stock and negatively affect the future business and operations of each company.

If the merger is not completed and the Merger Agreement is terminated under certain circumstances, Inpixon or XTI may be required to pay the other party a termination fee of $2,000,000, and Future Loans and Existing Loans from Inpixon to XTI may be accelerated, forgiven or the maturity date of such loans may be extended, depending on the circumstances of the termination as set forth in the Merger Agreement. Even if a termination fee or expenses of the other party are not payable in connection with a termination of the Merger Agreement, each of Inpixon and XTI will have incurred significant fees and expenses, which must be paid whether or not the merger is completed. Further, if the merger is not completed, it could significantly harm the market price of Inpixon common stock and raise serious doubts as to its ability to continue as an entity.

In addition, if the Merger Agreement is terminated and the Inpixon Board or XTI Board determines to seek another business combination, there can be no assurance that either Inpixon or XTI will be able to find a partner and close an alternative transaction on terms that are as favorable or more favorable than the terms set forth in the Merger Agreement.

The market price of Inpixon common stock following the merger may decline as a result of the merger.

The market price of Inpixon common stock may decline as a result of the Proposed Transaction for a number of reasons, including if:

•        investors react negatively to the prospects of the combined company’s business and financial condition following the merger;

•        the effect of the merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•        the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts.

The issuance of Inpixon common stock to XTI equityholders pursuant to the Merger Agreement and the resulting change in control from the merger must be approved by Inpixon stockholders. Failure to obtain these approvals would prevent the closing of the merger.

Before the merger can be completed, the Inpixon stockholders must approve, among other things, the issuance of Inpixon common stock to XTI equityholders pursuant to the Merger Agreement and the resulting change in control from the merger. Failure to obtain the required stockholder approval may result in a material delay in, or the abandonment of, the merger. Any delay in completing the merger may materially adversely affect the timing and benefits that are expected to be achieved from the merger.

The merger may be completed even though certain events occur prior to the closing that materially and adversely affect Inpixon or XTI.

The Merger Agreement provides that either Inpixon or XTI can refuse to complete the merger if there is a material adverse change affecting the other party between July 24, 2023, the date of the Merger Agreement, and the closing. However, certain types of changes do not permit either party to refuse to complete the merger, even if such change could be said to have a material adverse effect on Inpixon or XTI, including:

•        any adverse change, effect, event or occurrence, state of facts or developments as a result of the public announcement or the pendency of the Merger Agreement or the transactions contemplated thereby or any actions required to be taken (or refrained from being taken) in compliance therewith, including any action taken (or omitted to be taken) with the written consent of or at the written request of the other parties to the Merger Agreement (as applicable);

•        changes generally affecting the industries in which the XTI, Inpixon or Inpixon’s Subsidiaries operate that are not specifically related to XTI, Inpixon or Inpixon’s Subsidiaries and do not have a materially disproportionate adverse effect on XTI, Inpixon or Inpixon’s Subsidiaries, taken as a whole;

•        changes in general economic conditions or political conditions, or in the financial, credit or securities markets in general (including changes in the prevailing interest rates, exchange rates or stock, bond and/or debt prices) in the United States, in any region thereof, or in any non-U.S. or global economy that do not have a materially disproportionate adverse effect on XTI, Inpixon or Inpixon’s Subsidiaries, taken as a whole any attack on, or by, outbreak or escalation of hostilities or acts of terrorism (including cyberterrorism) involving, the United States, or any declaration of war by the United States Congress or any hurricane or other natural disaster, or epidemics, pandemics or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States);

•        any failure to meet financial projections, estimates or forecasts for any period;

•        the taking of any action by the parties or any of their Affiliates (including any breach of the Merger Agreement committed thereby);

•        any matter set forth in the Parent Disclosure Letter or the Company Disclosure Letter;

•        with respect to Inpixon, any change in the market price or trading volume of its common stock on Nasdaq, excluding any underlying effect that may have caused such change, unless such effect is otherwise exempt from causing a material adverse effect under the Merger Agreement;

•        any adverse change in the consolidated financial results of Inpixon that is not materially worse than Inpixon’s historic negative consolidated financial results and historic negative trends.

If adverse changes occur and Inpixon and XTI still complete the merger, the market price of the combined company’s common stock may suffer. This in turn may reduce the value of the merger to the stockholders of Inpixon, XTI or both.

Inpixon and XTI securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the closing as compared to their current ownership and voting interest in the respective companies.

If the proposed merger is completed, the current securityholders of Inpixon and XTI will own a smaller percentage of the combined company than their ownership in their respective companies prior to the merger. Accordingly, the issuance of shares of Inpixon common stock to XTI equityholders in the merger will reduce significantly the relative voting power of each share of Inpixon common stock held by its current stockholders and will reduce the relative voting power of each share of XTI common stock held by its current stockholders. Consequently, Inpixon stockholders as a group and XTI stockholders as a group will have less influence over the management and policies of the combined company after the merger than prior to the merger.

In addition, the board of directors for the post-merger combined company is expected to be comprised of five directors and the chief executive officer of the combined company will be Scott Pomeroy. Two directors will have been nominated by Inpixon prior to the Closing, at least one of which will be an independent director. Consequently, securityholders of both Inpixon and XTI will be able to exercise less influence over the management and policies of the combined company following the Closing than they currently exercise over the management and policies of their respective companies.

The combined company will need to raise additional capital by issuing securities or debt or other strategic arrangements, which may cause dilution to the combined company’s stockholders or restrict the combined company’s operations.

The combined company may be required to raise additional funds sooner than currently planned. If either or both of Inpixon or XTI hold less cash at the time of the closing than the parties currently expect, the combined company will need to raise additional capital sooner than expected. Additional financing may not be available to the combined company when it needs it or may not be available on favorable terms. To the extent that the combined company raises additional capital by issuing equity securities, such an issuance may cause significant dilution to the combined company’s stockholders’ ownership and the terms of any new equity securities may have preferences over the combined company’s common stock. Any debt financing the combined company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments.

These restrictive covenants could deter or prevent the combined company from raising additional capital as and when needed. The combined company’s failure to raise capital as and when needed would have a negative effect on its financial condition and its ability to develop and commercialize its aircraft and otherwise pursue the combined company’s business strategy and the combined company may be unable to continue as a going concern.

During the pendency of the merger, Inpixon and XTI may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

Covenants in the Merger Agreement impede the ability of Inpixon and XTI to make acquisitions, subject to certain exceptions relating to fiduciary duties, as set forth below, or to complete other transactions that are not in the ordinary course of business pending completion of the merger. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors during such period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets, or other business combination outside the ordinary course of business with any third party, subject to certain exceptions relating to fiduciary duties. Any such transactions could be favorable to such party’s stockholders.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Inpixon and XTI from soliciting, negotiating, authorizing, recommending, entering into or proposing to enter into any alternative acquisition proposals, or continuing to engage in discussions with any third party concerning any acquisition proposal, or encourage, solicit or initiate discussions, negotiations or submissions of proposals, indications of interest or offers in respect of an Acquisition Proposal, or furnish or cause to be furnished to any person any information in furtherance of an Acquisition Proposal, except in limited circumstances when such party’s board of directors determines in good faith that an unsolicited alternative takeover proposal is or is reasonably likely to lead to a superior takeover proposal and that failure to cooperate with the proponent of the proposal would be reasonably likely to be inconsistent with the applicable board’s fiduciary duties. As XTI has received stockholder approval for the merger, XTI is unable to terminate the Merger Agreement on the basis of any such “fiduciary out” provisions contained in the Merger Agreement. Any such transactions could be favorable to such party’s stockholders. In addition, if Inpixon terminates the Merger Agreement under certain circumstances, including terminating because of a decision of Inpixon to enter into definitive agreement with respect to a superior offer, Inpixon would be required to pay a termination fee of $2,000,000 to XTI, and all outstanding principal and accrued but unpaid interest in respect of the principal sum of $2,025,000 which Inpixon previously advanced to XTI, together with any Future Loans advanced under the Inpixon Promissory Note shall be forgiven. This termination fee described above may discourage third parties from submitting alternative takeover proposals to Inpixon stockholders.

Because the lack of a public market for XTI common stock makes it difficult to evaluate the value of XTI common stock, the XTI stockholders may receive shares of Inpixon common stock in the merger that have a value that is less than, or greater than, the fair market value of XTI common stock.

The outstanding common stock of XTI is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of XTI. Because the percentage of Inpixon common stock to be issued to XTI stockholders was determined based on negotiations between the parties, it is possible that the value of Inpixon common stock to be received by XTI stockholders will be less than the fair market value of XTI, or Inpixon may pay more than the aggregate fair market value for XTI.

Inpixon and XTI do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

The current expectation is that the combined company will retain its future earnings, if any, to fund the development and growth of the combined company’s business. As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.

Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.

If existing stockholders of Inpixon and XTI sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after the merger, the trading price of the common stock of the combined company could decline.

The opinion received by the Inpixon Board from GVS is subject to a number of assumptions and it has not been, and is not expected to be, updated to reflect changes in circumstances that may have occurred since the date of the opinion.

GVS delivered its opinion to the Inpixon Board that, as of July 24, 2023, and based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion, the Exchange Ratio was fair, from a financial point of view, to the Inpixon stockholders. GVS’s opinion was based on a number of assumptions including, among other things, that Inpixon stockholders would own approximately 40% of the outstanding common stock of the combined company immediately following consummation of the merger. The GVS opinion did not take into account any post-Closing dilutive issuances of Inpixon securities. See “Risk Factors-Inpixon and XTI

Securityholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.” The GVS opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to Inpixon’s or XTI’s capitalization or changes to the estimated Inpixon Net Cash on the Anticipated Closing Date (as determined pursuant to the Merger Agreement). Any such changes may materially alter or affect the relative ownership percentages of Inpixon stockholders and XTI stockholders.

In addition, in conducting its implied multiple and implied value reference range analysis, GVS also reviewed and analyzed certain internal financial analyses, reports, preliminary internal market opportunity assumptions and other information concerning XTI prepared by the management of XTI. XTI management did not furnish any projections regarding XTI’s future cash flows, EBITDA, or other metrics to any directors of Inpixon other than the CEO and CFO. GVS did not rely on any projections regarding XTI’s future cash flows, EBITDA, or other metrics furnished by XTI management. Moreover, Inpixon management did not furnish any projections regarding XTI’s future cash flows, EBITDA, or other metrics to the Inpixon Board or to GVS. GVS expressed no opinion as to the financial analyses and other information or the assumptions upon which they were based and relied upon them without independent verification. GVS did not assume any responsibility for the accuracy or completeness of the financial information. In performing its analyses, GVS also made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Inpixon or XTI. These assumptions are subject to significant economic, competitive, industry and other uncertainties and contingences, all of which are difficult or impossible to predict and many of which are beyond the control of Inpixon and XTI. GVS has not and does not intend to update, revise or reaffirm its opinion to reflect subsequent developments. See the section entitled “The Merger — Opinion of Gemini Valuation Services” beginning on page 81 and Annex B of this proxy statement/prospectus.

The pendency of the merger could have an adverse effect on the trading price of Inpixon common stock and its business, financial condition and prospects.

The pendency of the merger could disrupt Inpixon’s business in many ways, including:

•        the attention of its remaining management and employees may be directed toward the completion of the merger and related matters and may be diverted from Inpixon’s day-to-day business operations; and

•        third parties may seek to terminate or renegotiate their relationships with Inpixon as a result of the merger, whether pursuant to the terms of their existing agreements with Inpixon or otherwise.

Should they occur, any of these matters could adversely affect the trading price of Inpixon common stock or harm its business, financial condition and prospects.

If Inpixon fails to comply with the continued listing standards of the Nasdaq Capital Market, Inpixon common stock could be delisted. If it is delisted, Inpixon common stock and the liquidity of its common stock would be impacted.

The continued listing of Inpixon common stock on Nasdaq is contingent on Inpixon’s continued compliance with a number of listing standards. There is no assurance that Inpixon will remain in compliance with these standards. Delisting from Nasdaq would adversely affect Inpixon’s ability to consummate the merger, raise additional financing through the public or private sale of equity securities, significantly affect the ability of investors to trade Inpixon’s securities and negatively affect the value and liquidity of Inpixon common stock. Delisting also could limit Inpixon’s strategic alternatives and attractiveness to potential counterparties and have other negative results, including the potential loss of employee confidence, the loss of institutional investors or interest in business development opportunities. Moreover, Inpixon committed in connection with the sale of securities to use commercially reasonable efforts to maintain the listing of its common stock during such time that certain warrants are outstanding.

The merger may fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Inpixon and XTI each intends and expects the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, Inpixon and XTI cannot guarantee that the Internal Revenue Service will not challenge the intended tax treatment of the merger, and that such a challenge will not be successful. If the merger were to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code, then the consequences to holders of XTI common stock who exchange their XTI common stock for Inpixon common stock in the merger would be materially different than as described in this joint proxy statement/prospectus and holders of XTI common stock could be subject to U.S. federal income tax with respect to the receipt of Inpixon common stock in the merger. Therefore, you should consult your own tax advisor to determine the particular tax consequences to you if the merger fails to qualify as a reorganization.

Litigation relating to the merger could require Inpixon or XTI to incur significant costs and suffer management distraction, and could delay or enjoin the merger.

On August 21, 2023, a purported Inpixon shareholder filed a lawsuit in the United States District Court for the Northern District of California against Inpixon and its directors. Another shareholder filed a substantially similar suit in the same court against the same parties on August 24, 2023. The cases are styled Busby v. Inpixon, Case No. 3:23-cv-04249 (N.D. Cal.) and Panovski v. Inpixon, Case No. 4:23-cv-04330-KAW (N.D. Cal.). Both suits allege that Inpixon filed a purportedly misleading Form S-4 on August 14, 2023 that omits material information regarding the process leading to the merger and the analysis performed by Inpixon’s financial advisor in connection with the merger. The suits assert claims under Section 14(a) and Section 20 of the Securities Exchange Act and seek injunctive relief, damages, costs, attorneys’ fees, and other relief. Inpixon has also received demand letters from multiple purported Inpixon shareholders alleging that the Form S-4 omits or misstates material information regarding similar topics as alleged in the lawsuits, as well as material information pertaining to other topics, including information pertaining to the compensation and business or financial relationships of Inpixon’s financial advisor for the proposed transaction. The letters demand that Inpixon make supplemental disclosures to correct the alleged misstatements and omissions. It is possible that Inpixon may be named in additional suits or receive additional demand letters containing similar allegations or asserting additional allegations or claims regarding the merger.

While Inpixon does not believe the above demands and claims will hinder the merger, Inpixon and XTI could be subject to additional demands or litigation related to the merger, whether or not the merger is consummated. Regardless of the merits of any particular claim, such actions may create uncertainty relating to the merger, or delay or enjoin the merger, and responding to such actions could divert time, resources and management’s attention away from Inpixon’s or XTI’s business operations, as applicable.

Risks Related to Inpixon

In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the heading “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus. The risk factors described below disclose both material and other risks and are not intended to be exhaustive and are not the only risks facing us. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, results of operations and cash flows in future periods or are not identified because they are generally common to businesses.

Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to Inpixon.

Risks Related to Inpixon’s Business

We have had a strategic acquisition strategy and since 2014 have completed several strategic transactions including acquisitions and dispositions. We completed the spin-off of our VAR business in August 2018, which included our legacy value added reseller business and the Enterprise Apps Spin-off in March 2023, which may make it difficult for potential investors to evaluate our future business. Furthermore, due to the risks and uncertainties related to the acquisition of new businesses, any such acquisition does not guarantee that we will be able to attain profitability.

We have a strategic acquisition strategy and since 2014 we completed several strategic transactions and spin-offs. In August 2018, we completed the spin-off of our VAR business, and in 2019 we completed several other acquisition transactions to expand our product portfolio. In 2020, we acquired the Nanotron business, an exclusive license for the distribution and marketing of the SAVES software expanding our operations in the United Kingdom and Germany. In 2021, we acquired 100% of the outstanding capital stock of IntraNav GmbH, an industrial IoT (IIoT), real-time location system (RTLS), and sensor data services provider and 100% of the outstanding capital stock of Design Reactor, Inc. In 2023, we completed the spin-off of our enterprise apps business. Our limited operating history after such acquisitions and divestiture makes it difficult for potential investors to evaluate our business or prospective operations or the merits of an investment in our securities. With respect to acquisitions, we are subject to the risks inherent in the financing, expenditures, complications and delays characteristic of a newly combined business. These risks are described below under the risk factor titled “Any future acquisitions that we may make could disrupt our business, cause dilution to our stockholders and harm our business, financial condition or operating results.” In addition, while the Company has received indemnification protections in connection with these acquisitions from undisclosed liabilities, there may not be adequate resources to cover such indemnity. Furthermore, there are risks that the vendors, suppliers and customers of any of the businesses we have acquired may not renew their relationships for which there is no indemnification. Accordingly, our business and success faces risks from uncertainties inherent to developing companies in a competitive environment. There can be no assurance that our efforts will be successful or that we will ultimately be able to attain profitability.

We may not be able to successfully integrate the business and operations of entities that we have acquired or may acquire in the future into our ongoing business operations, which may result in our inability to fully realize the intended benefits of these acquisitions, or may disrupt our current operations, which could have a material adverse effect on our business, financial position and/or results of operations.

We continue to integrate the technology and operations acquired in connection with our recent acquisitions, including but not limited to the Nanotron technology and operations. This process involves complex operational, technological and personnel-related challenges, which are time-consuming and expensive and may disrupt our ongoing business operations. Furthermore, integration involves a number of risks, including, but not limited to:

•        difficulties or complications in combining the companies’ operations;

•        differences in controls, procedures and policies, regulatory standards and business cultures among the combined companies;

•        the diversion of management’s attention from our ongoing core business operations;

•        increased exposure to certain governmental regulations and compliance requirements;

•        the potential increase in operating costs;

•        the potential loss of key personnel;

•        the potential loss of key customers or suppliers who choose not to do business with the combined business;

•        difficulties or delays in consolidating the acquired companies’ technology platforms, including implementing systems designed to maintain effective disclosure controls and procedures and internal control over financial reporting for the combined company and enable the Company to continue to comply with U.S. GAAP and applicable U.S. securities laws and regulations;

•        unanticipated costs to successfully integrate operations, technologies, personnel of acquired businesses and other assumed contingent liabilities;

•        difficulty comparing financial reports due to differing financial and/or internal reporting systems;

•        making any necessary modifications to internal financial control standards to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder; and/or

•        possible tax costs or inefficiencies associated with integrating the operations of the combined company.

These factors could cause us to not fully realize the anticipated financial and/or strategic benefits of the acquisitions and the recent reorganization, which could have a material adverse effect on our business, financial condition and/or results of operations.

Even if we are able to successfully operate the acquired businesses, we may not be able to realize the revenue and other synergies and growth that we anticipated from these acquisitions in the time frame that we currently expect, and the costs of achieving these benefits may be higher than what we currently expect, because of a number of risks, including, but not limited to:

•        the possibility that the acquisition may not further our business strategy as we expected;

•        the possibility that we may not be able to expand the reach and customer base for the acquired companies’ current and future products as expected;

•        the possibility that we may have entered a market with no prior experience and may not succeed in the manner expected; and

•        the possibility that the carrying amounts of goodwill and other purchased intangible assets may not be recoverable.

As a result of these risks, the acquisitions and integration may not contribute to our earnings as expected, we may not achieve expected revenue synergies or our return on invested capital targets when expected, or at all, and we may not achieve the other anticipated strategic and financial benefits of the acquisitions and the reorganization.

The risks arising with respect to the historic business and operations of our recent acquisition targets may be different from what we anticipate, which could significantly increase the costs and decrease the benefits of the acquisition and materially and adversely affect our operations going forward.

Although we performed significant financial, legal, technological and business due diligence with respect to our recent acquisition targets, we may not have appreciated, understood or fully anticipated the extent of the risks associated with the acquisitions. We have secured indemnification for certain matters in connection with our recent acquisitions in order to mitigate the consequences of breaches of representations, warranties and covenants under the applicable merger or acquisition agreements and the risks associated with historic operations, including those with respect to compliance with laws, accuracy of financial statements, financial reporting controls and procedures, tax matters and undisclosed liabilities, and certain matters known to us. We believe that the indemnification provisions of the merger agreements, together with any applicable holdback escrows and insurance policies that we have in place will limit the economic consequences of the issues we have identified in our due diligence to acceptable levels. Notwithstanding our exercise of due diligence and risk mitigation strategies, the risks of acquiring target companies with historic businesses and operations may expose us to unknown or contingent liabilities and the costs associated with these risks may be greater than we anticipate causing material and adverse impact on our business, liquidity, capital resources or results of operations.

The Business Combination is expected to cause the Enterprise Apps Spin-off to become taxable to Inpixon.

Although the Enterprise Apps Spin-off was expected to qualify as a tax-free transaction under Section 355 of the Code for Inpixon’s shareholders, the consummation of this Business Combination and the issuance of Inpixon common stock pursuant to the Merger Agreement is expected to cause the Enterprise Apps Spin-off to become taxable to Inpixon pursuant to the applicable of Section 355(e) of the Code. Although the Enterprise Apps Spin-off is expected to be taxable to Inpixon, Inpixon does not expect to recognize any material taxable income as a result of the transaction being taxable to it.

The lasting effects of the COVID-19 pandemic could adversely affect our business, operations, financial condition and results of operations, and the extent to which the effects of the pandemic will impact our business, operations, financial condition and results of operations remains uncertain.

While the unprecedented challenges posed by the COVID-19 pandemic over the last few years are subsiding, there continue to be lasting effects that may continue to result in significant volatility and business and economic disruptions and uncertainty. We have taken steps to protect our employees and we continue to operate all of our services, but the extent to which the remaining effects of the pandemic will impact our business, operations, financial condition and results of operations is uncertain, and hard to predict and will depend on numerous evolving factors that we may not be able to control or predict including:

•        the duration and scope of the pandemic;

•        the extent to which the national, local and regional government authorities would have taken action to control and prevent the spread of more contagious or lethal variants that may emerge;

•        the extent and effectiveness of responsive actions by authorities and the impact of these and other factors on our employees, customers and vendors;

•        the impact of the pandemic on our employees, including key personnel;

•        the extent to which we are able to maintain and replace critical internet infrastructure components, when necessary;

•        any disruption of our supply chain and the impact of such disruptions on our suppliers or our ability to deliver products and services to our customers;

•        our continued ability to execute on business continuity plans for the maintenance of our critical internet infrastructure, while most of our employees continue to work remotely; and

•        any negative impact on the demand for our services and products resulting from the economic disruption caused by the pandemic and responses thereto.

If we are unable to successfully respond to and manage the impact of the pandemic, and the resulting responses to it, our business, operations, financial condition and results of operations could be adversely impacted.

The ongoing impact of the military conflict between Russia and Ukraine has resulted in an increase in the likelihood of supply chain constraints, contributed to inflation driving up the cost of material and labor required to make our products, the effects of which remains uncertain and may have a material adverse impact on our business, operations and financial conditions.

The ongoing military conflict between Russia and Ukraine has increased the likelihood of supply interruptions which may hinder our ability to find the materials we need to make our products. Supply disruptions are making it harder for us to find favorable pricing and reliable sources for the materials we need, putting upward pressure on our costs and increasing the risk that we may be unable to acquire the materials and services we need to continue to make certain products. The wider implications of the conflict have contributed to inflation driving up the costs of labor and materials required to make our products. The fluidity and continuation of the conflict may result in additional economic sanctions and other impacts which could have a negative impact on the Company’s financial condition, results of operations and cash flows, including decreased sales; supply chain and logistics disruptions; volatility in foreign exchange rates and interest rates; inflationary pressures on materials and labor; and heightened cybersecurity threats. The overall impact on our business of these events continues to remain uncertain and there are no assurances that we will be able to continue to experience the same growth or not be materially adversely affected.

A significant portion of the purchase price related to our strategic acquisitions are allocated to goodwill and intangible assets that are subject to periodic impairment evaluations. An impairment loss could have a material adverse impact on our financial condition and results of operations.

A significant portion of the purchase price related to our strategic acquisitions are allocated to goodwill and intangible assets that are subject to periodic impairment evaluations. An impairment loss could have a material adverse impact on our financial condition and results of operations. As of December 31, 2022 we had no goodwill and the net book value of our intangible assets is approximately $22.3 million in connection with the various acquisitions that we have consummated.

As required by current accounting standards, we review intangible assets for impairment either annually or whenever changes in circumstances indicate that the carrying value may not be recoverable. The risk of impairment to goodwill is higher during the early years following an acquisition. This is because the fair values of these assets align very closely with what we paid to acquire the reporting units to which these assets are assigned. As a result, the difference between the carrying value of the reporting unit and its fair value (typically referred to as “headroom”) is smaller at the time of acquisition. Until this headroom grows over time, due to business growth or lower carrying value of the reporting unit, a relatively small decrease in reporting unit fair value can trigger impairment charges. When impairment charges are triggered, they tend to be material due to the size of the assets involved. Our business could be adversely affected, and impairment of goodwill could be triggered, if any of the following were to occur: higher attrition rates than planned as a result of the competitive environment or our inability to provide products and services that are competitive in the marketplace, lower-than-planned adoption rates by customers, higher-than-expected expense levels to provide services to customers, sustained declines in our stock price and related market capitalization and changes in our business model that may impact one or more of these variables. During the years ended December 31, 2022 and 2021 we recorded a goodwill and intangibles impairment charge of $12.2 million and $14.8 million, respectively. As of December 31, 2022 our goodwill was fully impaired.

Our ability to successfully execute our business plan may require additional debt or equity financing, which may otherwise not be available on reasonable terms or at all.

Based on our current business plan, we will need additional capital to support our operations, which may be satisfied with additional debt or equity financings. Future financings through equity offerings by us will be dilutive to existing stockholders. In addition, the terms of securities we may issue in future capital transactions may be more favorable to new investors than our current investors. Newly issued securities may include preferences, superior voting rights, and the issuance of warrants or other derivative securities. We may also issue incentive awards under our equity incentive plans, which may have additional dilutive effects. We may also be required to recognize non-cash expenses in connection with certain securities we may issue in the future such as convertible notes and warrants, which would adversely impact our financial condition and results of operations. Our ability to obtain needed financing may be impaired by factors, including the condition of the economy and capital markets, both generally and specifically in our industry, and the fact that we are not profitable, which could affect the availability or cost of future financing. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, we may need to reduce our operations by, for example, selling certain assets or business segments.

Failure to manage or protect growth may be detrimental to our business because our infrastructure may not be adequate for expansion.

Since its formation, our Company has grown significantly with increases in employee headcounts, product lines, physical locations across several countries, and managing of multiple relationships as well as interactions with users, distributors, vendors and other third parties. Our acquisitions may require substantial expansion of our systems, workforce and facilities and our corporate strategy includes plans for continued acquisitions of complementary technologies and businesses in furtherance of our growth plans. We may fail to adequately manage our anticipated future growth. The substantial growth in our operations as a result of our acquisitions has, and is expected to continue to, place a significant strain on our administrative, financial and operational resources, and increase demands on our management and on our operational and administrative systems, controls and other resources. There can be no assurance that our systems, procedures and controls will be adequate to support our operations as they expand. We cannot assure you that our existing personnel, systems, procedures or controls will be adequate to support our operations in the future or that we will be able to successfully implement appropriate measures consistent with our growth strategy. As part of this growth, we may have to implement new operational and financial systems, procedures and controls to expand, train and manage our employee base, and maintain close coordination among our staff. We cannot guarantee that we will be able to do so, or that if we are able to do so, we will be able to effectively integrate them into our existing staff and systems.

Our corporate strategy contemplates potential future acquisitions and to the extent we acquire other businesses, we will also need to integrate and assimilate new operations, technologies and personnel. The integration of new personnel will continue to result in some disruption to ongoing operations. The ability to effectively manage growth in a rapidly evolving market requires effective planning and management processes. We will need to continue to improve operational, financial and managerial controls, reporting systems and procedures, and will need to continue to expand, train and manage our work force. There can be no assurance that the Company would be able to accomplish such an expansion on a timely basis. If the Company is unable to effect any required expansion and is unable to perform its contracts on a timely and satisfactory basis, its reputation and eligibility to secure additional contracts in the future could be damaged. The failure to perform could also result in contract terminations and significant liability, and prompt the Company to restructure the organization or abandon the business of an acquired business. Any such result would adversely affect the Company’s business and financial condition.

We have a history of operating losses and working capital deficiency and there is no assurance that we will be able to achieve profitability or raise additional financing.

We have a history of operating losses and working capital deficiency. We have incurred net losses attributable to the stockholders of Inpixon of approximately $63.4 million and $69.2 million for the fiscal years ended December 31, 2022 and 2021, respectively. This decrease in loss of approximately $5.8 million was primarily attributable to the higher gross margin of $2.3 million, decreased operating expenses of $13.7 million, larger non-controlling interest of $1.9 million offset by greater other losses of $10.9 million and lower income tax benefit of $1.3 million. The continuation of our Company is dependent upon attaining and maintaining profitable operations and raising additional capital as needed, but there can be no assurance that we will be able to raise any further financing.

Our ability to generate positive cash flow from operations is dependent upon sustaining certain cost reductions and generating sufficient revenues. While our revenues have increased by 21% as compared to the same period for 2021, they are not sufficient to fund our operations and cover our operating losses. Our management is evaluating options and strategic transactions and continuing to market and promote our new products and technologies, however, there is no guarantee that these efforts will be successful or that we will be able to achieve or sustain profitability. We have funded our operations primarily with proceeds from public and private offerings of our common stock and secured and unsecured debt instruments. Our history of operating losses and cash uses, our projections of the level of cash that will be required for our operations to reach profitability, and the terms of the financing transactions that we completed in the past, may impair our ability to raise capital on terms that we consider reasonable and at the levels that we will require over the coming months. We cannot provide any assurances that we will be able to secure additional funding from public or private offerings or debt financings on terms acceptable to us, if at all. If we are unable to obtain the requisite amount of financing needed to fund our planned operations, it would have a material adverse effect on our business and ability to continue as a going concern, and we may have to curtail, or even to cease, certain operations. If additional funds are raised through the issuance of equity securities or convertible debt securities, it will be dilutive to our stockholders and could result in a decrease in our stock price.

Our business depends on experienced and skilled personnel, and if we are unable to attract and integrate skilled personnel, it will be more difficult for us to manage our business and complete contracts.

The success of our business depends on the skill of our personnel. Accordingly, it is critical that we maintain, and continue to build, a highly experienced management team and specialized workforce, including those who create software programs and sales professionals. Competition for personnel with skill sets specific to our industry is high, and identifying candidates with the appropriate qualifications can be costly and difficult. We may not be able to hire the necessary personnel to implement our business strategy given our anticipated hiring needs, or we may need to provide higher compensation or more training to our personnel than we currently anticipate.

Our business is labor intensive and our success depends on our ability to attract, retain, train, educate, and motivate highly skilled employees, including employees who may become part of our organization in connection with our acquisitions. The increase in demand for consulting, technology integration and managed services has further increased the need for employees with specialized skills or significant experience in these areas. Our ability to expand our operations will be highly dependent on our ability to attract a sufficient number of highly skilled employees and to retain our employees and the employees of companies that we have acquired. We may not be successful in attracting and retaining enough employees to achieve our desired expansion or staffing plans. Furthermore, the industry turnover rates for these types of employees are high and we may not be successful in retaining, training or motivating our employees. Any inability to attract, retain, train and motivate employees could impair our ability to adequately manage and complete existing projects and to accept new customer engagements. Such inability may also force us to increase our hiring of independent contractors, which may increase our costs and reduce our profitability on customer engagements. We must also devote substantial managerial and financial resources to monitoring and managing our workforce. Our future success will depend on our ability to manage the levels and related costs of our workforce.

In the event we are unable to attract, hire and retain the requisite personnel and subcontractors, we may experience delays in completing contracts in accordance with project schedules and budgets, which may have an adverse effect on our financial results, harm our reputation and cause us to curtail our pursuit of new contracts. Further, any increase in demand for personnel may result in higher costs, causing us to exceed the budget on a contract, which in turn may have an adverse effect on our business, financial condition and operating results and harm our relationships with our customers.

Any future acquisitions that we may make could disrupt our business, cause dilution to our stockholders and harm our business, financial condition or operating results.

If we are successful in consummating acquisitions, those acquisitions could subject us to a number of risks, including, but not limited to:

•        the purchase price we pay and/or unanticipated costs could significantly deplete our cash reserves or result in dilution to our existing stockholders;

•        we may find that the acquired company or technologies do not improve our market position as planned;

•        we may have difficulty integrating the operations and personnel of the acquired company, as the combined operations will place significant demands on the Company’s management, technical, financial and other resources;

•        key personnel and customers of the acquired company may terminate their relationships with the acquired company as a result of the acquisition;

•        we may experience additional financial and accounting challenges and complexities in areas such as tax planning and financial reporting;

•        we may assume or be held liable for risks and liabilities (including environmental-related costs) as a result of our acquisitions, some of which we may not be able to discover during our due diligence investigation or adequately adjust for in our acquisition arrangements;

•        our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises;

•        we may incur one-time write-offs or restructuring charges in connection with the acquisition;

•        we may acquire goodwill and other intangible assets that are subject to amortization or impairment tests, which could result in future charges to earnings; and

•        we may not be able to realize the cost savings or other financial benefits we anticipated.

We cannot assure you that, following any acquisition, our continued business will achieve sales levels, profitability, efficiencies or synergies that justify the acquisition or that the acquisition will result in increased earnings for us in any future period. These factors could have a material adverse effect on our business, financial condition and operating results.

Any future disposition of assets and business could have material and adverse effect on business, financial conditions, and operations, if not consummated in a timely manner.

As part of our corporate strategy, our management considers and evaluates opportunities involving dispositions of assets and business. Such transactions may expose us to unknown or unforeseeable challenges resulting in disruption of business operations, loss of key personnel and ongoing tax benefits treatment, failure to obtain necessary statutory and regulatory approvals, provide ongoing indemnity, and compliance with post-closing obligations, which may affect or prevent us from consummating the transactions, and have a material and adverse effect on our business, financial conditions, and operations.

Insurance and contractual protections may not always cover lost revenue, increased expenses or liquidated damages payments, which could adversely affect our financial results.

Although we maintain insurance and intend to obtain warranties from suppliers, obligate subcontractors to meet certain performance levels and attempt, where feasible, to pass risks we cannot control to our customers, the proceeds of such insurance or the warranties, performance guarantees or risk sharing arrangements may not be adequate to cover lost revenue, increased expenses or liquidated damages payments that may be required in the future.

We have outstanding debt. Such indebtedness, along with the other contractual commitments of our Company, could adversely affect our business, financial condition and results of operations.

As of October 24, 2023, we have an outstanding principal and interest balance of approximately $10,380,000 underlying the promissory notes issued to a holder which mature on May 17, 2024 (the “Streeterville Notes”).

In addition, the noteholder may require us to redeem (i) 1/3 of the initial principal balance of the July 2022 Note and (ii) 1/6 of the initial principal balance of the December 2022 Note plus any interest accrued under the December 2022 Note each month in cash beginning on the date that is 6 months from the original issue date. The ability to meet payment and other obligations under these notes depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control, including the risk factors described in this proxy statement/prospectus and our most recent Annual Report on Form 10-K. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure debt, exchange debt for other securities, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet debt payment and other obligations, which could have a material adverse effect on our financial condition.

In addition, so long as these notes are outstanding, the holders will have a right of first refusal on certain equity-linked financings and will be entitled to participate in certain equity or debt financings, in each case, subject to certain exceptions. The existence of these rights may deter potential financing sources and may lead to delays in our ability to close proposed financings. Any delay or inability to complete a financing when needed could have a material adverse effect on our financial condition.

We may also incur additional indebtedness in the future. If new debt or other liabilities are added to our current consolidated debt levels, the related risks that we now face could intensify.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. In the past, we have made strategic investments in certain securities, including the purchase of certain interests in Cardinal Venture Holdings LLC, a Delaware limited liability company (“CVH”), which owns certain interests in the sponsor entity to KINS Technology Group Inc., a former special purpose acquisition company with which the Company entered into the Business Combination, as well as our holdings in Sysorex and Foxo Technologies Inc. Although we have made these strategic investments, we do not currently believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

We intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to damages resulting from claims that the Company or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We may be subject to claims that our acquired companies and their employees may have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of former employers or competitors. Litigation may be necessary to defend against these claims. We may be subject to unexpected claims of infringement of third party intellectual property rights, either for intellectual property rights of which we are not aware, or for which we believe are invalid or narrower in scope than the accusing party. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel or be enjoined from selling certain products or providing certain services. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain products, which could severely harm our business.

We have been subject to regulatory and other government or regulatory investigations or inquiries under national, regional and local laws, as amended from time to time, and may be required to comply with data requests, or requests for information by government authorities and regulators in the United States or other jurisdictions in which we operate and any resulting enforcement action could have a materially adverse effect on us.

As a publicly trading reporting company with operations in the United States and internationally, we interact regularly with regulatory and self-regulatory agencies in the United States or other jurisdictions in which we operate, including the SEC and the Nasdaq Stock Market. We have been and may in the future be the subject of SEC and other regulatory investigations and may be required to comply with informal or formal orders or other requests for information or documentation from such government authorities and regulators regarding our compliance with national, regional and local laws and regulations, including the rules and regulations under the Securities Act and the Exchange Act. Such laws and regulations and their interpretation and applications may also change from time to time. Responding to requests for information from regulators in connection with any such investigations or inquiries could have a materially adverse effect on our business through, among other things, significantly increased legal fees and the time and attention required of the Company’s management and employees to be diverted from our normal business operations and growth plans. Moreover, if a regulator were to initiate an enforcement action against us, such any action could further consume our resources, require us to change our business practices and have a material adverse effect on our business, financial condition, results of operations and cash flows.

Adverse judgments or settlements in legal proceedings could materially harm our business, financial condition, operating results and cash flows.

We may be a party to claims that arise from time to time in the ordinary course of our business, which may include those related to, for example, contracts, sub-contracts, protection of confidential information or trade secrets, adversary proceedings arising from customer bankruptcies, employment of our workforce and immigration requirements or compliance with any of a wide array of state and federal statutes, rules and regulations that pertain to different aspects of our business. Additionally, we may be made a party to future claims resulting from the Business Combination. We may also be required to initiate expensive litigation or other proceedings to protect our business interests. There is a risk that we will not be successful or otherwise be able to satisfactorily resolve any such claims or litigation. In addition, litigation and other legal claims are subject to inherent uncertainties. Those uncertainties include, but are not limited to, litigation costs and attorneys’ fees, unpredictable judicial or jury decisions and the differing laws and judicial proclivities regarding damage awards among the states in which we operate. Unexpected outcomes in such legal proceedings, or changes in management’s evaluation or predictions of the likely outcomes of such proceedings (possibly resulting in changes in established reserves), could have a material adverse effect on our business, financial condition, results of operations and cash flows. Due to recurring losses and net capital deficiency, our current financial status may increase our default and litigation risks and may make us more financially vulnerable in the face of threatened litigation.

The loss of our Chief Executive Officer or other key personnel may adversely affect our operations.

Our success depends to a significant extent upon the operation, experience, and continued services of certain of our officers, including our CEO, as well as other key personnel. While our CEO and key personnel are employed under employment contracts, there is no assurance we will be able to retain their services through the closing of the Business Combination. The loss of our CEO or several of the other key personnel could have an adverse effect on the Company. The changes to the senior management in connection with the merger, including the departure of our current CEO or other executive officers, and the transition to the new senior management team could result in us experiencing a loss in productivity while the successor obtains the necessary training and experience. To mitigate any adverse impact of such transition, our current CEO will continue to provide services based on his experience and knowledge on a consulting basis for one year pursuant to a consulting agreement. Furthermore, we do not maintain “key person” life insurance on the lives of any executive officer and their death or incapacity would have a material adverse effect on us. The competition for qualified personnel is intense, and the loss of services of certain key personnel could adversely affect our business.

Internal system or service failures could disrupt our business and impair our ability to effectively provide our services and products to our customers, which could damage our reputation and adversely affect our revenues and profitability.

Any system or service disruptions, on our hosted Cloud infrastructure or those caused by ongoing projects to improve our information technology systems and the delivery of services, if not anticipated and appropriately mitigated, could have a material adverse effect on our business including, among other things, an adverse effect on our ability to bill our customers for work performed on our contracts, collect the amounts that have been billed and produce accurate financial statements in a timely manner. We are also subject to systems failures, including network, software or hardware failures, whether caused by us, third-party service providers, invasions, disruptions, cyber security threats, hacker attacks, natural disasters, power shortages, terrorist attacks or other events, which could cause loss of data and interruptions or delays in our business, cause us to incur remediation costs, subject us to claims and damage our reputation. In addition, the failure or disruption of our communications or utilities could cause us financial or reputational damage, interrupt or suspend our operations, subject us to legal action and increased regulatory oversight, or otherwise adversely affect our business. Our property and business interruption insurance may be inadequate to compensate us for all losses that may occur as a result of any system or operational failure or disruption and, as a result, our future results could be adversely affected.

Systems failures could damage our reputation and adversely affect our revenues and profitability.

Many of the systems and networks that we develop, install and maintain for our customers on premise or host on our infrastructure involve managing and protecting confidential information and other sensitive corporate and government information. While we have programs designed to comply with relevant privacy and security laws and restrictions, if a system or network that we develop, install or maintain were to fail or experience a security breach or service interruption, whether caused by us, third-party service providers, shutdowns due to hardware failures, hacker attacks, cyber security threats or other events, we may experience loss of revenue, remediation costs or face claims for damages or contract termination. Any such event could cause serious harm to our reputation and prevent us from having access to or being eligible for further work on such systems and networks. Our errors and omissions liability insurance may be inadequate to compensate us for all of the damages that we may incur and, as a result, our future results could be adversely affected.

We may enter into joint venture, teaming and other arrangements, and these activities involve risks and uncertainties. A failure of any such relationship could have material adverse results on our business and results of operations.

We may enter into joint venture, teaming and other arrangements. These activities involve risks and uncertainties, including the risk of the joint venture or applicable entity failing to satisfy its obligations, which may result in certain liabilities to us for guarantees and other commitments, the challenges in achieving strategic objectives and expected benefits of the business arrangement, the risk of conflicts arising between us and our partners and the difficulty of managing and resolving such conflicts, and the difficulty of managing or otherwise monitoring such business arrangements. A failure of our business relationships could have a material adverse effect on our business and results of operations.

Our business and operations expose us to numerous legal and regulatory requirements and any violation of these requirements could harm our business.

We are subject to numerous federal, state and foreign legal requirements on matters as diverse as data privacy and protection, employment and labor relations, immigration, taxation, anti-corruption, import/export controls, trade restrictions, internal control and disclosure control obligations, securities regulation and anti-competition. Compliance with diverse and changing legal requirements is costly, time-consuming and requires significant resources. We are also focused on expanding our business in certain identified growth areas, such as health information technology, energy and environment, which are highly regulated and may expose us to increased compliance risk. Violations of one or more of these diverse legal requirements in the conduct of our business could result in significant fines and other damages, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations or contractual obligations related to regulatory compliance in connection with the performance of customer contracts could also result in liability for significant monetary damages, fines and/or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to compete for certain work and allegations by our customers that we have not performed our contractual obligations.

If we do not adequately protect our intellectual property rights, we may experience a loss of revenue and our operations and growth prospects may be materially harmed.

We have not registered copyrights on any of the software we have developed, and while we may register copyrights in the software if needed before bringing suit for copyright infringement, such registration can introduce delays before suit of over three years and can constrain damages for infringement. We rely upon confidentiality agreements signed by our employees, consultants and third parties to protect our intellectual property. We cannot assure you that we can adequately protect our intellectual property or successfully prosecute actual or potential infringement of our intellectual property rights. In addition, we cannot assure you that others will not copy or reproduce aspects of our intellectual property and our products, or that others will not assert rights in, or ownership of, trademarks and other proprietary rights of ours or that we will be able to successfully resolve these types of conflicts to our satisfaction. Our failure to protect our intellectual property rights may result in a loss of revenue and could materially adversely affect our operations and financial condition.

In addition, any patents issued in the future may not provide us with any competitive advantages, and our patent applications may never be granted. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Even if issued, there can be no assurance that these patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are complex and often uncertain and are subject to change that can affect validity of patents issued under previous legal standards, particularly with respect to the law of subject matter eligibility. Our inability to protect our property rights could adversely affect our financial condition, operating results and growth prospects.

Our proprietary software is protected by common law copyright laws, as opposed to registration under copyright statutes. We have not registered copyrights on any of the proprietary software we have developed. Our performance and ability to compete are dependent to a significant degree on our proprietary technology. Common law protection may be narrower than that which we could obtain under registered copyrights. As a result, we may experience difficulty in enforcing our copyrights against certain third party infringements. As part of our confidentiality-protection procedures, we generally enter into agreements with our employees and consultants and limit access to, and distribution of, our software, documentation and other proprietary information. There can be no assurance that the steps we have taken will prevent misappropriation of our technology or that agreements entered into for that purpose will be enforceable. The laws of other countries may afford us little or no protection of our intellectual property. We also rely on a variety of technology that we license from third parties. There can be no assurance that these third party technology licenses will continue to be available to us on commercially reasonable terms, if at all. The loss of or inability to maintain or obtain upgrades to any of these technology licenses could result in delays in completing software enhancements and new development until equivalent technology could be identified, licensed or developed and integrated. Any such delays would materially and adversely affect our business.

The growth of our business is dependent on increasing sales to our existing customers and obtaining new customers, which, if unsuccessful, could limit our financial performance.

Our ability to increase revenues from existing customers by identifying additional opportunities to sell more of our products and services and our ability to obtain new customers depends on a number of factors, including our ability to offer high quality products and services at competitive prices, meeting customers’ needs and expectations, the strength of our competitors and the capabilities of our sales and marketing departments. If we are not able to continue to increase sales of our products and services to existing customers or to obtain new customers in the future, we may not be able to increase our revenues and could suffer a decrease in revenues as well.

Decreases, or slow growth, in the newspaper publishing industry may negatively affect our results from operation as it relates to our Shoom products.

The newspaper industry as a whole is experiencing challenges to maintain and grow print circulation and revenues. This results from, among other factors, increased competition from other media, particularly the growth of electronic media, and shifting preferences among some consumers to receive all or a portion of their news other than from a newspaper. The customer base for our Shoom products is focused on the newspaper publishing industry and therefore sales from this operating sector will be subject to the future of the newspaper industry.

Our competitiveness depends significantly on our ability to keep pace with the rapid changes in our industry. Failure by us to anticipate and meet our customers’ technological needs could adversely affect our competitiveness and growth prospects.

We operate and compete in an industry characterized by rapid technological innovation, changing customer needs, evolving industry standards and frequent introductions of new products, product enhancements, services and distribution methods. Our success depends on our ability to develop expertise with these new products, product enhancements, services and distribution methods and to implement solutions that anticipate and respond to rapid changes in technology, the industry, and customer needs. The introduction of new products, product enhancements and distribution methods could decrease demand for current products or render them obsolete. Sales of products and services can be dependent on demand for specific product categories, and any change in demand for or supply of such products could have a material adverse effect on our net sales if we fail to adapt to such changes in a timely manner.

Through our acquisitions, we have attempted to diversify our product offerings and increase our presence in new market verticals. There can be no assurances that consumer or commercial demand for our future products will meet, or even approach, our expectations. In addition, our pricing and marketing strategies may not be successful. Lack of customer demand, a change in marketing strategy and changes to our pricing models could dramatically alter our financial results. Unless we are able to release location based products that meet a significant market demand, we will not be able to improve our financial condition or the results of our future operations.

If we are unable to sell additional products and services to our customers and increase our overall customer base, our future revenue and operating results may suffer.

Our future success depends, in part, on our ability to expand the deployment of newly acquired technologies with existing customers and finding new customers to sell our products and services to. This may require increasingly sophisticated and costly sales efforts and may not result in additional sales. In addition, the rate at which our customers purchase additional products and services, and our ability to attract new customers, depends on a number of factors, including the perceived need for indoor mapping products and services, sustaining pricing of our product and services as well as general economic conditions. If our efforts to sell additional products and services are not successful, our business may suffer.

We operate in a highly competitive market and we may be required to reduce the prices for some of our products and services to remain competitive, which could adversely affect our results of operations.

Our industry is developing rapidly and related technology trends are constantly evolving. In this environment, we face, among other things, significant price competition from our competitors. As a result, we may be forced to reduce the prices of the products and services we sell in response to offerings made by our competitors and may not be able to maintain the level of bargaining power that we have enjoyed in the past when negotiating the prices of our products and services.

Our profitability is dependent on the prices we are able to charge for our products and services. The prices we are able to charge for our products and services are affected by a number of factors, including:

•        our customers’ perceptions of our ability to add value through our products and services;

•        introduction of new products or services by us or our competitors;

•        our competitors’ pricing policies;

•        our ability to charge higher prices where market demand or the value of our products or services justifies it;

•        procurement practices of our customers; and

•        general economic and political conditions.

If we are not able to maintain favorable pricing for our products and services, our results of operations could be adversely affected.

A delay in the completion of our customers’ budget processes could delay purchases of our products and services and have an adverse effect on our business, operating results and financial condition.

We rely on our customers to purchase products and services from us to maintain and increase our earnings, and customer purchases are frequently subject to budget constraints, multiple approvals and unplanned administrative, processing and other delays. If sales expected from a specific customer are not realized when anticipated or at all, our results could fall short of public expectations and our business, operating results and financial condition could be materially adversely affected.

Digital threats such as cyber-attacks, data protection breaches, computer viruses or malware may disrupt our operations, harm our operating results and damage our reputation, and cyber-attacks or data protection breaches on our customers’ networks, or in cloud-based services provided by or enabled by us, could result in liability for us, damage our reputation or otherwise harm our business.

Despite our implementation of network security measures, the products and services we sell to customers, and our servers, data centers and the cloud-based solutions on which our data, and data of our customers, suppliers and business partners are stored, are vulnerable to cyber-attacks, data protection breaches, computer viruses, malicious acts, and similar disruptions from unauthorized tampering or human error. Use of our products and services in our customers’ environments may have the possibility of being breached as a result of acts other than our customers exposing confidential and sensitive information. Despite our security controls and measures, any such event could compromise our networks or those of our customers, and the information stored on our networks or those of our customers could be accessed, publicly disclosed, lost or stolen, which could subject us to liability to our customers, business partners and others, and could have a material adverse effect on our business, operating results, and financial condition and may cause damage to our reputation. Efforts to limit the ability of malicious third parties to disrupt the operations of the Internet or undermine our own security efforts may be costly to implement and meet with resistance, and may not be successful. Breaches of network security in our customers’ networks, or in cloud-based services provided by or enabled by us, regardless of whether the breach is attributable to a vulnerability in our products or services, could result in liability for us, damage our reputation or otherwise harm our business.

Any failures or interruptions in our services or systems could damage our reputation and substantially harm our business and results of operations.

Our success depends in part on our ability to provide reliable remote services, technology integration and managed services to our customers. The operations of our Cloud based applications and analytics are susceptible to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks and similar events. We could also experience failures or interruptions of our systems and services, or other problems in connection with our operations, as a result of:

•        damage to or failure of our computer software or hardware or our connections;

•        errors in the processing of data by our systems;

•        computer viruses or software defects;

•        physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events;

•        increased capacity demands or changes in systems requirements of our customers; and

•        errors by our employees or third-party service providers.

Any production interruptions for any reason, such as a natural disaster, epidemic, capacity shortages, or quality problems, at one of our manufacturing partners would negatively affect sales of product lines manufactured by that manufacturing partner and adversely affect our business and operating results.

Any interruptions in our systems or services could damage our reputation and substantially harm our business and results of operations. While we maintain disaster recovery plans and insurance with coverage we believe to be adequate, claims may exceed insurance coverage limits, may not be covered by insurance or insurance may not continue to be available on commercially reasonable terms.

Our Company may be subject to product liability due to manufacturing or design defects for which product liability insurance may not be sufficient.

We may be a party to product liability claims that arises from time to time in the ordinary course of our business, which may include those related to, for example, the development or marketing of the products, or adverse events known or reported to be associated with, or manufacturing defects in, the products sold by us or through third parties. Product liability claims may be time-consuming, cost-intensive, and may result in awarding of substantial damages to the plaintiff or demands for a product recall. Certain of our contract obligations with vendors, suppliers, or manufacturers require us to provide warranties against such claims. We cannot assure you that protections are sufficient against any product liability claim filed by or against us. In a few countries, strict liability is imposed even if an injury to the end user of a defective product was not caused by an act of the supplier, manufacturer, or seller. A successful claim or claims brought against us in an amount exceeding available insurance coverage or protections under our contractual relationships could subject us to significant liabilities and could have a material adverse effect on our business, financial condition, results of operations, and growth prospects.

We rely on a limited number of key customers, the importance of which may vary dramatically from year to year, and a loss of one or more of these key customers may adversely affect our operating results.

Our top three customers accounted for approximately 19% and 16% of our gross revenue during the years ended December 31, 2022 and 2021, respectively. No customer accounted for more than 10% of our gross revenue during the 2022 and 2021 years, with two customers accounting for 7% of our gross revenue in 2022 and one customer accounting for 8% in 2021; however, each of these customers may or may not continue to be a significant contributor to revenue in 2023. The loss of a significant amount of business from one of our major customers would materially and adversely affect our results of operations until such time, if ever, as we are able to replace the lost business. Significant customers or projects in any one period may not continue to be significant customers or projects in other periods. To the extent that we are dependent on any single customer, we are subject to the risks faced by that customer to the extent that such risks impede the customer’s ability to stay in business and make timely payments to us.

We may need additional cash financing and any failure to obtain cash financing, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We expect that we will need to raise funds in order to continue our operations and implement our plans to grow our business. However, if we decide to seek additional capital, we may be unable to obtain financing on terms that are acceptable to us or at all. If we are unable to raise the required cash, our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges could be limited.

If we cannot collect our receivables or if payment is delayed, our business may be adversely affected by our inability to generate cash flow, provide working capital or continue our business operations.

Our business depends on our ability to successfully obtain payment from our customers of the amounts they owe us for products received from us and any work performed by us. The timely collection of our receivables allows us to generate cash flow, provide working capital and continue our business operations. Our customers may fail to pay or delay the payment of invoices for a number of reasons, including financial difficulties resulting from macroeconomic conditions, lack of an approved budget, or participating in bankruptcy proceedings. An extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to timely collect our receivables from our customers for any reason, our business and financial condition could be adversely affected.

If our products fail to satisfy customer demands or to achieve increased market acceptance, our results of operations, financial condition and growth prospects could be materially adversely affected.

The market acceptance of our products are critical to our continued success. Demand for our products is affected by a number of factors beyond our control, including continued market acceptance, the timing of development and release of new products by competitors, technological change, and growth or decline in the mobile device management market. We expect the proliferation of mobile devices to lead to an increase in the data security demands of our customers, and our products may not be able to scale and perform to meet those demands. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of these products, our business operations, financial results and growth prospects will be materially and adversely affected.

Defects, errors, or vulnerabilities in our products or services or the failure of such products or services to prevent a security breach, could harm our reputation and adversely affect our results of operations.

Because our location based security products and services are complex, they have contained and may contain design or manufacturing defects or errors that are not detected until after their commercial release and deployment by customers. Defects may cause such products to be vulnerable to advanced persistent threats (“APTs”) or security attacks, cause them to fail to help secure information or temporarily interrupt customers’ networking traffic. Because the techniques used by hackers to access sensitive information change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques and provide a solution in time to protect customers’ data. In addition, defects or errors in our subscription updates or products could result in a failure to effectively update customers’ hardware products and thereby leave customers vulnerable to APTs or security attacks.

Any defects, errors or vulnerabilities in our products could result in:

•        expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate, or work-around errors or defects or to address and eliminate vulnerabilities;

•        delayed or lost revenue;

•        loss of existing or potential customers or partners;

•        increased warranty claims compared with historical experience, or increased cost of servicing warranty claims, either of which would adversely affect gross margins; and

•        litigation, regulatory inquiries, or investigations that may be costly and harm our reputation

Our current research and development efforts may not produce successful products or features that result in significant revenue, cost savings or other benefits in the near future. If we do not realize significant revenue from our research and development efforts, our business and operating results could be adversely affected.

Developing products and related enhancements in our field is expensive. Investments in research and development may not result in significant design improvements, marketable products or features or may result in products that are more expensive than anticipated. We may not achieve the cost savings or the anticipated performance improvements expected, and we may take longer to generate revenue from products in development, or generate less revenue than expected.

Our future plans include significant investments in research and development and related product opportunities. Our management believes that we must continue to dedicate a significant amount of resources to research and development efforts to maintain a competitive position. However, we may not receive significant revenue from these investments in the near future, or these investments may not yield the expected benefits, either of which could adversely affect our business and operating results.

Misuse of our products could harm our reputation.

Our products, particularly our location based security and detection products, may be misused by customers or third parties that obtain access to such products. For example, location information combined with other information about the same users in the hands of criminals could result in misuse of the data and privacy law violations and result in negative press coverage and negatively affect our reputation.

If the general level of advanced attacks declines, or is perceived by current or potential customers to have declined, this could harm our location based security and detection operating segment, and our financial condition, operating results and growth prospects.

Our location based security and detection-operating segment is substantially dependent upon enterprises and governments recognizing that APTs and other security attacks are pervasive and are not effectively prevented by legacy security solutions. High visibility attacks on prominent enterprises and governments have increased market awareness of the problem of APTs and security attacks and help to provide an impetus for enterprises and governments to devote resources to protecting against attacks, such as testing our platform, purchasing it, and broadly deploying it within their organizations. If APTs and other security attacks were to decline, or enterprises or governments perceived that the general level of attacks has declined, our ability to attract new customers and expand its offerings for existing customers could be materially and adversely affected, which would, in turn, have a material adverse effect on our financial condition, results of operations and growth prospects.

If our location based security and detection products do not effectively interoperate with our customers’ IT infrastructure, installations could be delayed or cancelled, which would harm our financial condition, operating results and growth prospects.

Our products must effectively interoperate with our customers’ existing or future IT infrastructure, which often has different specifications, utilizes multiple protocol standards, deploys products from multiple vendors, and contains multiple generations of products that have been added over time. As a result, when problems occur in a company’s infrastructure, it may be difficult to identify the sources of these problems. If we find errors in the existing software or defects in the hardware used in our customers’ infrastructure, we may have to modify its software or hardware so that our products will interoperate with the infrastructure of our customers. In such cases, our products may be unable to provide significant performance improvements for applications deployed in the infrastructure of our customers. These issues could cause longer installation times for our products and could cause order cancellations, either of which would adversely affect our business, results of operations and financial condition. In addition, other customers may require products to comply with certain security or other certifications and standards. If our products are late in achieving or fail to achieve compliance with these certifications and standards, or competitors sooner achieve compliance with these certifications and standards, we may be disqualified from selling our products to such customers, or may otherwise be at a competitive disadvantage, either of which would harm our business, results of operations, and financial condition.

Our international business exposes us to geo-political and economic factors, legal and regulatory requirements, public health and other risks associated with doing business in foreign countries.

We provide our products and services to customers worldwide. These risks differ from and potentially may be greater than those associated with our domestic business.

Our international business is sensitive to changes in the priorities and budgets of international customers and geo-political uncertainties, which may be driven by changes in threat environments and potentially volatile worldwide economic conditions, various regional and local economic and political factors, risks and uncertainties, as well as U.S. foreign policy.

Our international sales are also subject to local government laws, regulations and procurement policies and practices, which may differ from U.S. Government regulations, including regulations relating to import-export control, investments, foreign exchange controls and repatriation of earnings, as well as to varying currency, geo-political and economic risks. Our international contracts may include industrial cooperation agreements requiring specific in-country purchases, manufacturing agreements or financial support obligations, known as offset obligations, and provide for penalties if we fail to meet such requirements. Our international contracts may also be subject to termination at the customer’s convenience or for default based on performance, and may be subject to funding risks. We also are exposed to risks associated with using foreign representatives and consultants for international sales and operations and teaming with international subcontractors, partners and suppliers in connection with international programs. As a result of these factors, we could experience award and funding delays on international programs and could incur losses on such programs, which could negatively affect our results of operations and financial condition.

We are also subject to a number of other risks including:

•        the absence in some jurisdictions of effective laws to protect our intellectual property rights;

•        multiple and possibly overlapping and conflicting tax laws;

•        restrictions on movement of cash;

•        the burdens of complying with a variety of national and local laws;

•        political instability;

•        currency fluctuations;

•        longer payment cycles;

•        restrictions on the import and export of certain technologies;

•        price controls or restrictions on exchange of foreign currencies; and

•        trade barriers.

In addition, our international operations (or those of our business partners) could be subject to natural disasters such as earthquakes, tsunamis, flooding, typhoons and volcanic eruptions that disrupt manufacturing or other operations. There may be conflict or uncertainty in the countries in which we operate, including public health issues (for example, an outbreak of a contagious disease such as 2019-Novel Coronavirus (2019-nCoV), avian influenza, measles or Ebola), safety issues, natural disasters, fire, disruptions of service from utilities, nuclear power plant accidents or general economic or political factors. For example, as a result of the Coronavirus outbreak, our ability to source internal connection cables for certain of our sensors has been delayed, which will require us to source these components from other vendors at a higher price that may result in an increase in our costs to produce our products In the event our customers are materially impacted by these events, it may impact anticipated orders and planned shipments for our products. With respect to political factors, the United Kingdom’s 2016 referendum, commonly referred to as “Brexit,” has created economic and political uncertainty in the European Union. Also, the European Union’s General Data Protection Regulation imposes significant new requirements on how we collect, process and transfer personal data, as well as significant fines for non-compliance. Any of the above risks, should they occur, could result in an increase in the cost of components, production delays, general business interruptions, delays from difficulties in obtaining export licenses for certain technology, tariffs and other barriers and restrictions, longer payment cycles, increased taxes, restrictions on the repatriation of funds and the burdens of complying with a variety of foreign laws, any of which could ultimately have a material adverse effect on our business.

Our international operations are subject to special U.S. government laws and regulations, such as the Foreign Corrupt Practices Act, and regulations and procurement policies and practices, including regulations to import-export control, which may expose us to liability or impair our ability to compete in international markets.

Our international operations are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. We have operations and deal with governmental customers in countries known to experience corruption, including certain countries in the Middle East and in the future, the Far East. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants or contractors that could be in violation of various laws including the FCPA, even though these parties are not always subject to our control. We are also subject to import-export control regulations restricting the use and dissemination of information classified for national security purposes and the export of certain products, services, and technical data, including requirements regarding any applicable licensing of our employees involved in such work.

Difficult conditions in the global capital markets and the economy generally may materially adversely affect our business and results of operations, and we do not expect these conditions to improve in the near future.

Our results of operations are materially affected by conditions in the global capital markets and the economy generally, both in the U.S. and elsewhere around the world. Weak economic conditions generally, sustained uncertainty about global economic conditions, or a prolonged or further tightening of credit markets could cause our customers and potential customers to postpone or reduce spending on technology products or services or put downward pressure on prices, which could have an adverse effect on our business, results of operations or cash flows. Concerns over inflation, energy costs, geopolitical issues and the availability of credit, in the U.S. have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices and wavering business and consumer confidence, have precipitated an economic slowdown and uncertain global outlook. Domestic and international equity markets have been experiencing heightened volatility and turmoil. These events and the continuing market upheavals may have an adverse effect on our business. In the event of extreme prolonged market events, such as the global economic recovery, we could incur significant losses.

Changes in U.S. administrative policy, including changes to existing trade agreements and any resulting changes in international relations, could adversely affect our financial performance and supply chain economics.

As a result of changes to U.S. administrative policy, among other possible changes, there may be (i) changes to existing trade agreements; (ii) greater restrictions on free trade generally; and (iii) significant increases in tariffs on goods imported into the United States, particularly those manufactured in China. China is currently a leading global source of hardware products, including the hardware products that we use. In January 2020, the U.S. and China entered into Phase One of the Economic and Trade Agreement Between the United States of America and the People’s Republic of China (the “Phase One Trade Agreement”). The Phase One Trade Agreement takes steps to ease certain trade tensions between the U.S. and China, including tensions involving intellectual property theft and forced intellectual property transfers by China. Although the Phase One Trade Agreement is an encouraging sign of progress in the trade negotiations between the U.S. and China, questions still remain as to the enforcement of its terms, the resolution of a number of other points of dispute between the parties, and the prevention of further tensions. If the U.S.-China trade dispute re-escalates or relations between the United States and China deteriorate, these conditions could adversely affect our ability to source our hardware products and therefore our ability to manufacture our products. Our ability to manufacture our products could also be affected by economic uncertainty, in China or by our failure to establish a positive reputation and relationships in China. The occurrence of any of these events could have an adverse effect on our ability to source the components necessary to manufacture our products, which, in turn, could cause our long-term business, financial condition and operating results to be materially adversely affected.

There is also a possibility of future tariffs, trade protection measures, import or export regulations or other restrictions imposed on our products or on our customers by the United States, China or other countries that could have a material adverse effect on our business. A significant trade disruption or the establishment or increase of any tariffs, trade protection measures or restrictions could result in lost sales adversely impacting our reputation and business. A trade war, other governmental action related to tariffs or international trade agreements, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries where we currently do business or any resulting negative sentiments towards the United States could adversely affect our supply chain economics, consolidated revenue, earnings and cash flow.

We intend to use and leverage open source technology which may create risks of security weaknesses.

Some parts of our technology may be based on open-source technology, including, but not limited to the technology that we may use in our Indoor Intelligence products. There is a risk that the development team or other third parties may intentionally or unintentionally introduce weaknesses or bugs into the core infrastructure elements of our technology solutions interfering with the use of such technology or causing loss to the Company.

We may not be able to develop new products or enhance our product to keep pace with our industry’s rapidly changing technology and customer requirements.

The industry in which we operate is characterized by rapid technological changes, new product introductions, enhancements, and evolving industry standards. Our business prospects depend on our ability to develop new products and applications for our technology in new markets that develop as a result of technological and scientific advances, while improving performance and cost-effectiveness. New technologies, techniques or products could emerge that might offer better combinations of price and performance than the blockchain technology solutions that are being developed by the Company. It is important that we anticipate changes in technology and market demand. If we do not successfully innovate and introduce new technology into our anticipated technology solutions or effectively manage the transitions of our technology to new product offerings, our business, financial condition and results of operations could be harmed.

Domestic and foreign government regulation and enforcement of data practices and data tracking technologies is expansive, broadly defined and rapidly evolving. Such regulation could directly restrict portions of our business or indirectly affect our business by constraining our customers’ use of our technology and services or limiting the growth of our markets.

Federal, state, municipal and/or foreign governments and agencies have adopted and could in the future adopt, modify, apply or enforce laws, policies, and regulations covering user privacy, data security, technologies that are used to collect, store and/or process data, and/or the collection, use, processing, transfer, storage and/or disclosure of data associated with individuals. The categories of data regulated under these laws vary widely, are often broadly defined, and subject to new applications or interpretation by regulators. The uncertainty and inconsistency among these laws, coupled with a lack of guidance as to how these laws will be applied to current and emerging indoor positioning analytics technologies, creates a risk that regulators, lawmakers or other third parties, such as potential plaintiffs, may assert claims, pursue investigations or audits, or engage in civil or criminal enforcement. These actions could limit the market for our services and technologies or impose burdensome requirements on our services and/or customers’ use of our services, thereby rendering our business unprofitable.

Some features of our services may trigger the data protection requirements of certain foreign jurisdictions, such as the EU General Data Protection Regulation (the “GDPR”), and the EU ePrivacy Directive. In addition, our services may be subject to regulation under current or future laws or regulations. For instance, the EU ePrivacy Directive is soon to be replaced in its entirety by the ePrivacy Regulation, which will bring with it an updated set of rules relevant to many aspects of our business. If our treatment of data, privacy practices or data security measures fail to comply with these current or future laws and regulations in any of the jurisdictions in which we collect and/or process information, we may be subject to litigation, regulatory investigations, civil or criminal enforcement, financial penalties, audits or other liabilities in such jurisdictions, or our customers may terminate their relationships with us. In addition, data protection laws, such as the GDPR, foreign court judgments or regulatory actions could affect our ability to transfer, process and/or receive transnational data that is critical to our operations, including data relating to users, customers, or partners outside the United States. For instance, the GDPR restricts transfers of personal data outside of the European Economic Area, including to the United States, subject to certain requirements. Such data protection laws, judgments or actions could affect the manner in which we provide our services or adversely affect our financial results if foreign customers and partners are not able to lawfully transfer data to us.

This area of the law is currently under intense government scrutiny and many governments, including the U.S. government, are considering a variety of proposed regulations that would restrict or impact the conditions under which data obtained from individuals could be collected, processed, stored, transferred, sold or shared with third parties. In addition, regulators such as the Federal Trade Commission and the California Attorney General are continually proposing new regulations and interpreting and applying existing regulations in new ways. For example, in June 2018, California passed the California Consumer Privacy Act (the “CCPA”), which provides new data privacy rights for consumers and new informational, disclosure and operational requirements for companies, effective January 2020. Fines for non-compliance may be up to $7,500 per violation. The burdens imposed by the GDPR and CCPA, and changes to existing laws or new laws regulating the solicitation, collection, processing, or sharing of personal and consumer information, and consumer protection could affect our customers’ utilization of our services and technology and could potentially reduce demand, or impose restrictions that make it more difficult or expensive for us to provide our services.

In addition, ongoing legal challenges in Europe to the mechanisms allowing companies to transfer personal data from the European Economic Area to the United States could result in further limitations on the ability to transfer data across borders, particularly if governments are unable or unwilling to reach new or maintain existing agreements that support cross-border data transfers, such as the EU-U.S. and Swiss-U.S. Privacy Shield frameworks and the European Commission’s Model Contractual Clauses, each of which are currently under particular scrutiny. Additionally, certain countries have passed or are considering passing laws requiring local data residency. The costs of compliance with, and other burdens imposed by, privacy laws, regulations and standards may limit the use and adoption of our services, reduce overall demand for our services, make it more difficult to meet expectations from or commitments to customers, lead to significant fines, penalties or liabilities for noncompliance, impact our reputation, or slow the pace at which we close sales transactions, any of which could harm our business.

Furthermore, the uncertain and shifting regulatory environment and trust climate may cause concerns regarding data privacy and may cause our customers or our customers’ customers to resist providing the data necessary to allow our customers to use our services effectively. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales of our products or services and could limit adoption of our cloud-based solutions.

If our customers fail to abide by applicable privacy laws or to provide adequate notice and/or obtain any required consent from end users, we could be subject to litigation or enforcement action or reduced demand for our services.

Our customers utilize our services and technologies to track connected devices anonymously and we must rely on our customers to implement and administer notice and choice mechanisms required under applicable laws. If we or our customers fail to abide by these laws, it could result in litigation or regulatory or enforcement action against our customers or against us directly.

Any actual or perceived failure by us to comply with our privacy policy or legal or regulatory requirements in one or multiple jurisdictions could result in proceedings, actions or penalties against us.

Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personal data or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business.

Evolving and changing definitions of what constitutes “Personal Information” and “Personal Data” within the EU, the United States and elsewhere, may limit or inhibit our ability to operate or expand our business, including limiting technology alliance partners that may involve the sharing of data.

If we are perceived to cause, or are otherwise unfavorably associated with, violations of privacy or data security requirements, it may subject us or our customers to public criticism, financial penalties and potential legal liability. Existing and potential privacy laws and regulations concerning privacy and data security and increasing sensitivity of consumers to unauthorized processing of personal data may create negative public reactions to technologies, products and services such as ours. Public concerns regarding personal data processing, privacy and security may cause some of our customers’ end users to be less likely to visit their venues or otherwise interact with them. If enough end users choose not to visit our customers’ venues or otherwise interact with them, our customers could stop using our platform. This, in turn, may reduce the value of our service, and slow or eliminate the growth of our business, or cause our business to contract.

Around the world, there are numerous lawsuits in process against various technology companies that process personal information and personal data. If those lawsuits are successful, it could increase the likelihood that our company may be exposed to liability for our own policies and practices concerning the processing of personal data and could hurt our business. Furthermore, the costs of compliance with, and other burdens imposed by laws, regulations and policies concerning privacy and data security that are applicable to the businesses of our customers may limit the use and adoption of our technologies and reduce overall demand for it. Privacy concerns, whether or not valid, may inhibit market adoption of our technologies. Additionally, concerns about security or privacy may result in the adoption of new legislation that restricts the implementation of technologies like ours or require us to make modifications to our existing services and technology, which could significantly limit the adoption and deployment of our technologies or result in significant expense.

Changes in the value of the common stock or other securities that we own as a result of strategic investments may result in material fluctuations (increases or decreases) in our total asset value and net income on a quarterly basis.

On September 15, 2022, we acquired 891,124 shares of Class A common stock, par value $0.0001 (“FOXO common stock”) of Foxo Technologies Inc. (“FOXO”) in connection with the conversion of a 10% convertible note acquired on April 27, 2022 in an aggregate principal amount of $6,050,000 for a purchase price of $5,500,000 as a result of the closing of a business combination. On June 20, 2023 (the “Release Effective Date”), the Company entered into a general release agreement with FOXO, pursuant to which the Company received 0.67 shares of FOXO Class A Common Stock for every $1.00 of subscription amount of the 10% convertible note purchased on April 27, 2022 in exchange for an agreement by the Company to release, waive and forever discharge FOXO from any causes of action, losses, costs and expenses from the beginning of time through the Release Effective Date. The Company received 3,685,000 shares of FOXO Class A Common Stock in exchange for such release. The Company recognized a realized gain on receipt of FOXO securities of approximately $1,100,000 based on the fair value of the FOXO securities for the six months ended June 30, 2023, included in Other income/(expense), net, on the accompanying unaudited condensed consolidated statement of operations included elsewhere in this proxy statement/prospectus.

FOXO common stock is traded in active markets, as the security is trading under “FOXO” on the NYSE American. FOXO common stock is accounted for as available-for-sale equity securities based on “Level 1” inputs, which consist of quoted prices in active markets, with unrealized holding gains and losses included in earnings. The fair value of the FOXO common stock was determined by the closing trading price of the security as of June 30, 2023. The Company recognized an unrealized gain on FOXO common stock of $0.06 million for the six months ended June 30, 2023.

Consequently, the investment securities we own, are inherently volatile. Accordingly, the value of our total assets and as a consequence, the price of our common stock may decline or increase regardless of our operating performance, which may result in losses for investors purchasing shares of our common stock. Further, to the extent that we experience unrealized losses in connection with such securities from declines in securities values that management determines to be other than temporary, the book value of those securities will be adjusted to their estimated recovery value and we will recognize a charge to earnings in the quarter during which we make that determination. Additionally, the Company has no control over the price the Company will eventually receive as a result of the disposition of such assets and may be unable to sell the aforementioned securities at favorable prices quickly or when desired.

Risks Related to Ownership of Inpixon’s Securities

Our common stock may be delisted from the Nasdaq Capital Market which could negatively impact the price of our common stock, liquidity and our ability to access the capital markets.

Our common stock currently trades on the Nasdaq Capital Market (“Nasdaq”) under the symbol “INPX.” The listing standards of Nasdaq provide that a company, in order to qualify for continued listing, must maintain a minimum stock price of $1.00 and satisfy standards relative to minimum stockholder’s equity, minimum market value of publicly held shares and various additional requirements. If Nasdaq delists our securities from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant negative consequences including:

•        limited availability of market quotations for our securities;

•        a determination that the common stock is a “penny stock” which would require brokers trading in the common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of common stock;

•        a limited amount of analyst coverage, if any; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Delisting from Nasdaq could also result in other negative consequences, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investors’ interest and fewer business development opportunities.

In several instances in the past, including as recently as on April 14, 2023, we received written notification from Nasdaq informing us that because the closing bid price of our common stock was below $1.00 for 30 consecutive trading days, our shares no longer complied with the minimum closing bid price requirement for continued listing on Nasdaq under the Nasdaq Listing Rules. Each time, we were given a period of 180 days from the date of the notification to regain compliance with Nasdaq’s listing requirements by having the closing bid price of our common stock listed on Nasdaq be at least $1.00 for at least 10 consecutive trading days.

In connection with the April 14, 2023 notice, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have been provided a period of 180 calendar days, or until October 11, 2023, in which to regain compliance. In order to regain compliance with the minimum bid price requirement, the closing bid price of our common stock must be at least $1.00 per share for a minimum of ten consecutive business days during this 180-day period. In the event that we do not regain compliance within this 180-day period, we may be eligible to seek an additional compliance period of 180 calendar days if we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and provide written notice to Nasdaq of our intent to cure the deficiency during this second compliance period, by effecting a reverse stock split, if necessary. However, if it appears to the Nasdaq staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice to the Company that our common stock will be subject to delisting. The April 14, 2023 notice does not result in the immediate delisting of our common stock from the Nasdaq Capital Market. We plan to request an extension of the initial 180-day period to regain compliance in accordance with Nasdaq Listing Rule 5810(c)(3)(A)(ii).

We intend to monitor the closing bid price of our common stock and consider our available options in the event that the closing bid price of our common stock remains below $1 per share. While we have regained compliance within the applicable time periods in the past, we cannot be certain that we will be able to regain compliance in connection with the April 14, 2023 notice, or that we will be able to comply with the other continued listing requirements. The Inpixon Reverse Stock Split was approved by the shareholders of Inpixon at Inpixon’s special meeting of shareholders held on September 29, 2023. The Inpixon Reverse Stock Split, when implemented, is expected to satisfy Nasdaq’s initial listing requirements for the combined company’s stock and its minimum bid price requirement.

If during the compliance period the our common stock has a closing bid price of $0.10 or less for ten consecutive trading days, the Nasdaq Listing Qualifications Department may issue a Staff Delisting Determination under Nasdaq Listing Rule 5810. As of November 6th, 2023, our closing bid price has been trading at $0.10 or less for nine consecutive trading days. In the event we receive such a delisting determination, Nasdaq rules will permit us to appeal a delisting determination to a Nasdaq Hearings Panel. If such as letter is received, we intend to appeal such determination. The Inpixon Reverse Stock Split, when implemented, is expected to satisfy Nasdaq’s minimum bid price requirement.

If our shares of common stock lose their status on Nasdaq, we believe that they would likely be eligible to be quoted on the inter-dealer electronic quotation and trading system operated by OTC Markets Group Inc., commonly referred to as the Pink Open Market and we may also qualify to be traded on the OTCQB market (The Venture Market). These markets are generally not considered to be as efficient as, and not as broad as, Nasdaq. Selling our shares on these markets could be more difficult because smaller quantities of shares would likely be bought and sold, and transactions could be delayed. In addition, in the event our shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our common stock or even holding our common stock, further limiting the liquidity of our common stock. These factors could result in lower prices and larger spreads in the bid and ask prices for our common stock.

Our stock price may be volatile.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

•        our ability to execute our business plan and complete prospective acquisitions;

•        changes in our industry;

•        competitive pricing pressures;

•        our ability to obtain working capital financing;

•        additions or departures of key personnel;

•        limited “public float” in the hands of a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for our common stock;

•        sales of our common stock;

•        operating results that fall below expectations;

•        changes in our capital structure;

•        costs associated with our acquisitions of companies, assets and technologies;

•        regulatory developments;

•        economic and other external factors;

•        period-to-period fluctuations in our financial results;

•        our inability to develop or acquire new or needed technologies or news relating to such technologies;

•        the public’s response to press releases or other public announcements by us or third parties, including filings with the SEC;

•        changes in financial estimates or ratings by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

•        the development and sustainability of an active trading market for our common stock; and

•        any future sales of our common stock by our officers, directors and significant stockholders.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

Your investment may suffer a decline in value as a result of the volatility of our stock.

The closing market price for our common stock has varied between a high of $2.39 on October 25, 2022, and a low of $0.10 on October 20, 2023, in the twelve-month period ended October 24, 2023. During this time, the price per share of common stock has ranged from an intra-day low of $0.09 per share to an intra-day high of $2.49 per share. As a result of fluctuations in the price of our common stock, you may be unable to sell your shares at or above the price you paid for them. The market price of our common stock is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market, industry and other factors, including the other risk factors described in this section. The market price of our common stock may also be dependent upon the valuations and recommendations of the analysts who cover our business. If the results of our business do not meet these analysts’ forecasts, the expectations of investors or the financial guidance we provide to investors in any period, the market price of our common stock could decline.

In addition, the stock markets in general, and the markets for technology stocks in particular, have experienced significant volatility that has often been unrelated to the financial condition or results of operations of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock and, consequently, adversely affect the price at which you could sell the shares that you purchase in this offering. In the past, following periods of volatility in the market or significant price declines, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market upon the expiration of any statutory holding period under Rule 144, or shares issued upon the exercise of outstanding options or warrants, it could create a circumstance commonly referred to as an “overhang” and, in anticipation of which, the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

In general, a non-affiliated person who has held restricted shares for a period of six months, under Rule 144, may sell into the market our common stock all of their shares, subject to the Company being current in its periodic reports filed with the SEC. As of the date of this filing, a significant portion of our outstanding shares of common stock outstanding are free trading.

Sales of our common stock or other securities, or the perception that future sales may occur, may cause the market price of our common stock to decline, even if our business is doing well.

Sales of our common stock or other securities, or the perception that future sales may occur, may cause the market price of our common stock to decline, even if our business is doing well. Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. For example, in June 2021, the SEC declared effective a shelf registration statement filed by us. This shelf registration statement allows us to issue any combination of our common stock, preferred stock, warrants, units, debt securities and subscription rights from time to time until expiry in June 2024 for an aggregate initial offering price of up to $350 million, subject to certain limitations.

During the nine months ended September 30, 2023, the Company sold 70,375,554 shares of common stock at share prices between $0.139609 and $1.86 per share under the Sales Agreement for gross proceeds of approximately $27.4 million or net proceeds of $26.5 million after deducting the placement agency fees and other offering expenses. As of October 24, 2023, we had an aggregate remaining amount of approximately [$59] million available for the issuance of securities in offerings under the shelf registration statement. However, our ability to raise capital under the shelf registration statement may be limited by, among other things, SEC rules and regulations impacting the eligibility of smaller companies to use Form S-3 for primary offerings of securities. Based on our public float, as of the date hereof, we are only permitted to utilize the shelf registration statement subject to Instruction I.B.6. to Form S-3, which is referred to as the “baby shelf” rule. For so long as our public float is less than $75.0 million, we may not sell more than the equivalent of one-third of our public float during any 12 consecutive months pursuant to the baby shelf rules. These rules may limit future issuances of shares by us in connection with the ATM Offering Program or other offerings pursuant to the Company’s effective shelf registration statement on Form S-3. Although alternative public and private transaction structures may be available, these may require additional time and cost, may impose operational restrictions on us, and may not be available on attractive terms. The specific terms of future offerings, if any, under the shelf registration statement would be established at the time of such offering. Depending on a variety of factors, including market liquidity of our common stock, the sale of shares under the shelf registration statement may cause the trading price of our common stock to decline. The sale of a substantial number of shares of our common stock under the shelf registration statement, or anticipation of such sales, could cause the trading price of our common stock to decline or make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise desire.

As of October 24, 2023, we had 127,688,550 shares of common stock outstanding. In addition, as of October 24, 2023, there were 1 share issuable upon conversion of 1 share of Series 4 Convertible Preferred Stock, 12 shares of Common Stock issuable upon conversion of 126 shares of Series 5 Convertible Preferred Stock, 144,846,260 shares subject to outstanding warrants, 286,764 shares subject to outstanding options under the Company’s equity incentive plans, 1 share subject to an option not under such plans and up to an additional 55,384,490 shares of common stock which may be issued under the Company’s 2018 Employee Stock Incentive Plan that will become, or have already become, eligible for sale in the public market to the extent permitted by any applicable vesting requirements, lock-up agreements, if any, Rule 144 under the Securities Act or in connection with their registration under the Securities Act. The issuance or sale of such shares could depress the market price of our common stock. In the future, we also may issue our securities if we need to raise additional capital. The number of new shares of our common stock issued in connection with raising additional capital could constitute a material portion of the then-outstanding shares of our common stock.

Historically, we have used our shares of common stock to satisfy our outstanding debt obligations, and, in the future, we expect to continue to issue our securities to raise additional capital or satisfy outstanding debt obligations. The number of new shares of our common stock issued in connection with raising additional capital or satisfying our outstanding debt obligations could constitute a material portion of the then-outstanding shares of our common stock.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

Our articles of incorporation allows us to issue up to 500,000,000 shares of our common stock, par value $0.001 per share, and to issue and designate the rights of, without stockholder approval, up to 5,000,000 shares of preferred stock, par value $0.001 per share. To raise additional capital, we may in the future sell additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that are lower than the prices paid by existing stockholders, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders, which could result in substantial dilution to the interests of existing stockholders. The market price of our common stock could decline as a result of sales of common stock or securities that are convertible into or exchangeable for, or that represent the right to receive common stock or the perception that such sales could occur.

Furthermore, the Merger Agreement permits additional sales of stock by Inpixon and XTI between signing and closing. As the Exchange Ratio will be adjusted in accordance with its terms for any securities issuances by Inpixon and XTI between signing and closing, and because Inpixon intends to issue additional shares and raise additional capital between signing and closing pursuant to the terms of the Merger Agreement, this means that Inpixon’s stockholders will also experience dilution as a result of such issuances.

In addition, to the extent that outstanding stock options or warrants have been or may be exercised or preferred stock converted or other shares issued, you may experience further dilution.

We may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our Common Stock as to distributions and in liquidation, which could negatively affect the value of our Common Stock.

In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by up to all of our assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, guarantees, preferred stock, hybrid securities, or securities convertible into or exchangeable for equity securities. In the event of our liquidation, our lenders and holders of our debt and preferred securities would receive distributions of our available assets before distributions to the holders of our Common Stock. Because our decision to incur debt and issue securities in future offerings may be influenced by market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings or debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

If our Common Stock is delisted, market liquidity for our Common Stock could be severely affected and our stockholders’ ability to sell their shares of our Common Stock could be limited. A delisting of our Common Stock from Nasdaq would negatively affect the value of our Common Stock. A delisting of our Common Stock could also adversely affect our ability to obtain financing for our operations and could result in the loss of confidence in our company.

If our Common Stock becomes subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on The Nasdaq Capital Market, and if the price of our Common Stock is less than $5.00, our Common Stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Common Stock, and therefore stockholders may have difficulty selling their shares.

We do not intend to pay cash dividends to our stockholders, so it is unlikely that stockholders will receive any return on their investment in our Company prior to selling our stock.

We have never paid any dividends to our common stockholders as a public company. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any cash dividends in the foreseeable future. If we determine that we will pay cash dividends to the holders of our common stock, we cannot assure that such cash dividends will be paid on a timely basis. The success of your investment in our Company will likely depend entirely upon any future appreciation. As a result, you will not receive any return on your investment prior to selling your shares in our Company and, for the other reasons discussed in this “Risk Factors” section, you may not receive any return on your investment even when you sell your shares in our Company.

Some provisions of our Articles of Incorporation and bylaws may deter takeover attempts, which may inhibit a takeover that stockholders consider favorable and limit the opportunity of our stockholders to sell their shares at a favorable price.

Under our Articles of Incorporation, our Board may issue additional shares of common or preferred stock. Our Board has the ability to authorize “blank check” preferred stock without future shareholder approval. This makes it possible for our Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares and/or any other transaction that might otherwise be deemed to be in their best interests, and thereby protects the continuity of our management and limits an investor’s opportunity to profit by their investment in the Company. Specifically, if in the due exercise of its fiduciary obligations, the Board were to determine that a takeover proposal was not in our best interest, shares could be issued by our Board without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by:

•        diluting the voting or other rights of the proposed acquirer or insurgent stockholder group,

•        putting a substantial voting bloc in institutional or other hands that might undertake to support the incumbent Board, or

•        effecting an acquisition that might complicate or preclude the takeover.

Nevada Anti-Takeover Law may discourage acquirers and eliminate a potentially beneficial sale for our stockholders.

We are subject to the provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, known as the “business combination” statute. This statute prevents many Nevada corporations from engaging in a business combination with any interested stockholder, under specified circumstances. For these purposes, a business combination includes a merger or sale of more than 5% of our assets, and an interested stockholder includes a stockholder who owns 10% or more of our outstanding voting stock, as well as affiliates and associates of these persons that, within two years prior to the combination, beneficially owned such percentage of the voting power. Under these provisions, this type of business combination is prohibited for up to four years following the date that the stockholder became an interested stockholder unless the transaction in which the stockholder became an interested stockholder is approved by the Board prior to the date the interested stockholder attained that status. Where the person becoming an interested stockholder was not approved in advance by the board of directors, the Nevada business combination statute imposes a basic moratorium of two years on business combinations unless they are approved by the board of directors and stockholders owning at least 60% of the outstanding voting power not beneficially owned by the interested stockholder and its affiliates and associates. After the two-year period, but before four years, combinations remain prohibited but may also be permitted if the interested stockholder satisfies certain requirements with respect to the aggregate consideration to be received by holders of outstanding shares in the combination.

We are also subject to the “acquisition of controlling interest” provisions of Sections 78.378 through 78.3793, inclusive, of the Nevada Revised Statutes, also known as the “control share” statute, which apply to “issuing corporations” that are Nevada corporations doing business, directly or through an affiliate, in Nevada, and having at least 200 stockholders of record, including at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation. Under that statute, any person who acquires a controlling interest in a corporation may not exercise voting rights of any control shares unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special meeting of such stockholders held upon the request and at the expense of the acquiring person. The statute applies to acquisition of a “controlling interest” in ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one fifth or more but less than one third, (ii) one third or more but less than a majority or (iii) a majority or more of the voting power of the issuing corporation in the election of directors, and voting rights must be conferred by a majority of the disinterested stockholders as each threshold is reached and/or exceeded. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of such person’s shares, and the corporation must comply with the demand. The Nevada control share statute does not apply to any acquisition of a controlling interest in an issuing corporation if the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by the acquiring person provide that the provisions of those sections do not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. Therefore, the board of directors of a Nevada corporation usually may unilaterally avoid the imposition of burdens imposed by the control share statute by amending the bylaws of the corporation in connection with a transaction. A Nevada corporation may impose stricter requirements if it so desires.

These statutes could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

The limitation of liability, or our indemnification, of our officers and directors may cause us to use corporate resources in a manner that conflicts with the interests of our stockholders.

Nevada law eliminates the personal liability of our directors and officers for damages as a result of an act or failure to act in that capacity unless a statutory presumption that such person acted in good faith, on an informed basis and with a view to the interests of the corporation has been rebutted. In addition, it must be proven both that the act or failure to act constituted a breach of a fiduciary duty as a director or officer and that such breach involved intentional misconduct, fraud or a knowing violation of law. This limitation may not affect the availability of equitable remedies, such as injunctive relief or rescission. Our Articles of Incorporation require us to indemnify our directors and officers to the fullest extent permitted by Nevada law, including in circumstances in which indemnification is otherwise discretionary under Nevada law.

Nevada law generally permits indemnification of our directors, officers and others if the person either (i) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to Inpixon’s best interests, and, if the action is not by or in the right of the corporation and is with respect to any criminal proceeding, the person had no reasonable cause to believe that their conduct was unlawful, or (ii) is not liable under the Nevada statutory provision eliminating the liability of certain persons as described in the preceding paragraph.

These persons may be indemnified against expenses, including attorneys’ fees, judgments, fines, penalties, including excise taxes, and amounts paid in settlement and costs, actually and reasonably incurred by the person in connection with the proceeding. If the person is adjudged by a court to be liable to the corporation, no indemnification will be made unless that or another court determines that the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us under the above provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

The obligations associated with being a public company require significant resources and management attention, which may divert from our business operations.

We are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Exchange Act requires that we file annual, quarterly and current reports, proxy statements, and other information. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Our principal executive officer and principal financial officer are required to certify that our disclosure controls and procedures are effective in ensuring that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. As a result, we incur significant legal, accounting and other expenses. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, if necessary, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements. We anticipate that these costs could materially increase our selling, general and administrative expenses.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies. Additionally, in the event we are no longer a smaller reporting company, as defined under the Exchange Act, and we are unable to comply with the internal controls requirements of the Sarbanes-Oxley Act of 2002, then we may not be able to obtain the independent registered public accountants’ certifications required by that act, which may preclude us from keeping our filings with the SEC current, and interfere with the ability of investors to trade our securities and our shares to continue to be listed on the Nasdaq Capital Market.

If we fail to establish and maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud. Any inability to report and file our financial results accurately and timely could harm our reputation and adversely affect the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed. With each prospective acquisition we may make we will conduct whatever due diligence is necessary or prudent to assure us that the acquisition target can comply with the internal controls requirements of the Sarbanes-Oxley Act. Notwithstanding our diligence, certain internal controls deficiencies may not be detected. As a result, any internal control deficiencies may adversely affect our financial condition, results of operations and access to capital. We have not performed an in-depth analysis to determine if historical undiscovered failures of internal controls exist, and may in the future discover areas of our internal controls that need improvement.

If we are unable to maintain effective internal controls, we may not have adequate, accurate or timely financial information, and we may be unable to meet our reporting obligations as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results in future periods, or report them within the timeframes required by the requirements of the SEC, Nasdaq or the Sarbanes-Oxley Act. Failure to comply with the Sarbanes-Oxley Act, when and as applicable, could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in identification of additional material weaknesses or significant deficiencies, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Furthermore, if we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed and investors could lose confidence in our reported financial information.

Public company compliance may make it more difficult to attract and retain officers and directors.

The Sarbanes-Oxley Act and rules implemented by the SEC have required changes in corporate governance practices of public companies. As a public company, these rules and regulations increase our compliance costs and make certain activities more time consuming and costly. As a public company, these rules and regulations may make it more difficult and expensive for us to maintain our director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board or as executive officers, and to maintain insurance at reasonable rates, or at all.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock relies in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our common stock could decline if one or more equity research analysts downgrade our common stock or if they issue other unfavorable commentary or cease publishing reports about us or our business.

We may be or may become the target of securities litigation, which is costly and time-consuming to defend.

Following periods of market volatility in the price of a company’s securities or the reporting of unfavorable news, security holders may institute class action litigation. If the market value of our securities experience adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, causing our business to suffer.

Risks Related to XTI

In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the heading “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus. The risk factors described below disclose both material and other risks and are not intended to be exhaustive and are not the only risks facing us. Additional risks not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, results of operations and cash flows in future periods or are not identified because they are generally common to businesses.

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of XTI prior to the consummation of the merger, which will be the business of the combined company and its consolidated subsidiaries following the consummation of the merger. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the business, financial condition, results of operations, cash flows and future prospects of the combined company, in which event the market price of the combined company common stock could decline, and you could lose part or all of your investment.

Risks Related to XTI’s Business and Industry

We have a limited operating history and have not yet manufactured any non-prototype aircraft or delivered any aircraft to customers, and we may never develop or manufacture any VTOL aircraft.

We have a limited operating history in the VTOL aircraft industry. XTI’s primary VTOL aircraft product is the TriFan 600 (the “aircraft”, “Aircraft” or the “TriFan 600”), which is currently in the developmental stage. If we are successful in commercially producing the Aircraft, we do not expect to be able to obtain approval from the Federal Aviation Administration (FAA) and regulatory bodies in other countries, and commence deliveries until 2028 at the earliest, if at all. We have no experience as an organization in high volume manufacturing of the Aircraft or any other type of aircraft. We cannot assure you that we or our partners will be able to develop efficient, automated, cost-efficient manufacturing capabilities and processes and reliable sources of component supplies that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market our aircraft. You should consider our business and prospects in light of the risks and significant challenges we face as a new entrant into our industry, including, among other things, with respect to our ability to:

•        design and produce safe, reliable and quality aircraft on an ongoing basis;

•        obtain the necessary regulatory approvals in a timely manner;

•        build a well-recognized and respected brand;

•        establish and expand our customer base;

•        successfully service our aircraft after sales and maintain a good flow of spare parts and customer goodwill;

•        improve and maintain our operational efficiency;

•        predict our future revenues and appropriately budget for our expenses;

•        attract, retain and motivate talented employees;

•        anticipate trends that may emerge and affect our business;

•        anticipate and adapt to changing market conditions, including technological developments and changes in our competitive landscape; and

•        navigate an evolving and complex regulatory environment.

If we fail to adequately address any or all of these risks and challenges, our business, financial condition and results of operations may be materially and adversely affected.

We are an early-stage Company and have not yet generated any revenues.

We were formed in 2009 and have a limited operating history. There is no assurance that the combined company will ever be profitable or generate sufficient revenue to pay dividends to the holders of the shares. We do not believe we will be able to generate revenues without successfully securing FAA certification of the TriFan 600 aircraft, which involves substantial risk. As a result, we are dependent upon raising sufficient financing to fund the Company until the TriFan 600’s entry-into-service. At the time of this filing and based on the Company’s conclusion of its Preliminary Design Review (“PDR”) in 2022, we estimate this amount to be a minimum of $500 million in capital, net of anticipated aircraft deposits. If planned operating levels are changed, higher operating costs encountered, lower sales revenue received, more time is needed to implement the plan, or less funding is received from customer deposits or sales, more investor funds than currently anticipated may be required. Additional difficulties may be encountered prior to FAA certification, such as unanticipated problems relating to development, testing, and initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly, and the competitive and regulatory environments in which we intend to operate. If additional capital is not available when required, or is not available on acceptable terms, we may be forced to modify or abandon our business plan.

We have realized significant operating losses to date and expect to incur losses in the future.

We have operated at a loss since inception, and we anticipate that our expenses will increase and that we will continue to incur losses in the future until at least the time we begin manufacturing our aircraft. Even if we are able to successfully develop and sell our aircraft, there can be no assurance that the aircraft will be commercially successful and achieve or sustain profitability. Until the Company achieves profitability, it will have to seek other sources of capital in order to continue operations.

We expect the rate at which we will incur losses to be significantly higher in future periods as we, among other things, certify and assemble our aircraft, deploy our facilities, build up inventories of parts and components for our aircraft, increase our sales and marketing activities, develop our manufacturing infrastructure and increase our general and administrative functions to support our growing operations. These efforts may not result in the Company reaching profitability, which would further increase our losses.

There is a possibility that we may not be able to continue as a “going concern.”

We have adopted ASU No. 2014-15, “Disclosure of Uncertainties about the Entity’s Ability to Continue as a Going Concern.” We have concluded that there is an uncertainty about our ability to continue as a going concern and our independent auditors have incorporated this into their opinion of our 2022 audited financial statements, accordingly. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our proposed business plan. As a result, we may have to liquidate our business and investors may lose their investments. Our ability to continue as a going concern is dependent on our ability to successfully accomplish our plan of operations described herein, obtain financing and eventually attain profitable operations.

Operating aircraft carries a degree of inherent risk. Accidents or incidents involving VTOL aircraft, us or our competitors could have a material adverse effect on our business, financial condition and results of operations.

Test flying prototype aircraft is inherently risky, and accidents or incidents involving our aircraft are possible. Any such occurrence would negatively impact our development, testing and certification efforts, and could result in re-design, certification delay and/or postponements or delays to the sales of our aircraft.

The operation of aircraft is subject to various risks, and we expect demand for our aircraft to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft. Such accidents or incidents could also have a material impact on our ability to obtain certification from the FAA and/or international regulators for our aircraft, or to obtain such certification in a timely manner. Such events could impact confidence in a particular aircraft type or the air transportation services industry as a whole, particularly if such accidents or disasters were due to a safety fault. We believe that regulators and the general public are still forming opinions about the safety and utility of various new types of VTOL aircraft, particularly “air taxis”, which are also known as “eVTOLs.” An accident or incident involving either our VTOL aircraft or an eVTOL aircraft during these early stages of opinion formation could have a disproportionate impact on the longer-term view of the advanced VTOL aircraft market generally.

There may be heightened public skepticism of new types of VTOL aircraft and its adopters. In particular, there could be negative public perception surrounding air taxis, including the overall safety and the potential for injuries or death occurring as a result of accidents involving them, regardless of whether any such safety incidents involve our aircraft. Any of the foregoing risks and challenges could adversely affect the combined company’s prospects, business, financial condition and results of operations.

We are at risk of adverse publicity stemming from any public incident involving our company, our people, our brand or other companies in our industry. Such an incident could involve the actual or alleged behavior of any of our employees or third-party contractors. Further, if our personnel, our aircraft or other types of aircraft are involved in a public incident, accident, catastrophe or regulatory enforcement action, we could be exposed to significant reputational harm and potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident, catastrophe or action. In the event that our insurance is inapplicable or inadequate, we may be forced to bear substantial losses from an incident or accident. In addition, any such incident, accident, catastrophe or action involving our employees, our aircraft or other types of aircraft could create an adverse public perception, which could harm our reputation, result in passengers being reluctant to use our services and adversely impact our business, results of operations and financial condition.

The remainder of the development period for the TriFan 600 may take longer than anticipated.

Even if it meets its development schedule, we do not expect to deliver certified aircraft to customers until 2028 at the earliest. As a result, the receipt of significant revenues is not anticipated until that time and may occur later than projected, as our previous development schedule has been delayed. We depend on receiving large amounts of capital and other financing to complete our development work, with no assurance that we will be successful in completing our development work or becoming profitable.

We will face significant market competition.

The TriFan 600 potentially competes with a variety of aircraft manufacturers in the United States and abroad. Further, we could face competition from competitors of whom we are not aware that have developed or are developing technologies that will offer alternatives to the TriFan 600. Competitors could develop an aircraft that renders the TriFan 600 less competitive than we believe it will become. Many existing potential competitors are well-established, have or may have longer-standing relationships with customers and potential business partners, have or may have greater name recognition, and have or may have access to significantly greater financial, technical and marketing resources. Other manufacturers may be developing a light, fixed-wing, VTOL aircraft with performance similar to that of the TriFan 600.

The market for a civilian long-range fixed-wing VTOL aircraft is new and untested. If such market does not respond at the level we expect or if it fails to grow as large as we expect, our business, financial condition and results of operations could be harmed.

The market for a civilian long-range fixed-wing VTOL aircraft is completely new and untested. Our success in this market is dependent upon our ability to effectively market and sell travel and other applications by the TriFan 600 as a substitute for conventional methods of air transportation (i.e., helicopters and/or light and mid-size business aircraft) and the effectiveness of our other marketing and growth efforts. If the public does not respond as expected as a result of concerns regarding safety, affordability or for other reasons, then the market for our offerings may not develop, may develop more slowly than we expect or may not achieve the growth potential we expect, any of which could harm our business, financial condition and results of operations.

Developing new products and technologies entails significant risks and uncertainties.

Delays or cost overruns in the development or certification of the TriFan 600 and failure of the product to meet its performance estimates is likely to affect our financial performance. Delays and increased costs may be caused by unanticipated technological hurdles, changes to design or failure on the part of our suppliers to deliver components as agreed. This may further delay the development and/or certification of the TriFan 600.

Additionally, the TriFan 600 may not perform at the level we expect or may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. It is not possible to fully replicate every operating condition and validate the long-term durability of every aspect of our aircraft in testing prior to its use in service. In some instances, we may need to continue to rely upon projections and models to validate the projected performance of our aircraft over their lifetime. Therefore, similar to most aerospace products, there is a risk that our aircraft may suffer unforeseen faults, defect or other issues in service. Such faults, defects and other issues may require significant additional research and development to rectify and could involve suspension of operation of our aircraft until any such defects can be cured. There can be no assurance that such research and development efforts would result in viable products or cure any such defects. Obtaining the necessary data and results may take longer than planned or may not be obtained at all. Any such delays or setbacks could have a material adverse effect on our reputation and our ability to achieve our projected timelines and financial goals.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

If our operations continue to grow as planned, of which there can be no assurance, we will need to expand our sales, marketing, operations, and the number of partners with whom we do business. Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees. These difficulties may divert the attention of management and key employees and impact financial and operational results. The continued expansion of our business may also require additional space for administrative support. If we are unable to drive commensurate growth, these costs, which include lease commitments, marketing costs and headcount, could result in decreased margins, which could have an adverse effect on our business, financial condition and results of operations.

Our aircraft may require maintenance at frequencies or at costs that are greater than expected.

The TriFan 600, when produced, is anticipated to require regular maintenance and support. We are still developing our understanding of the long-term maintenance profile of the aircraft, and if useful lifetimes are shorter than expected, this may lead to greater maintenance costs than previously anticipated. If the TriFan 600 and related equipment require maintenance more frequently than we plan for or at costs that exceed our estimates, that would have an impact on the sales of our aircraft and have a material adverse effect on our business, financial condition and results of operations.

There may be a shortage of pilots and mechanics who meet the training standards required, which could reduce our ability to sell our aircraft at scale and on our expected timelines.

There is a shortage of pilots that is expected to exacerbate over time as more pilots in the industry approach mandatory retirement age. Similarly, trained and qualified aircraft and aviation mechanics are also in short supply. If these shortages continue, the aviation industry as a whole and our business may face challenges.

The pre-orders we have received for our aircraft are non-binding, conditional or written expressions of interest and may be terminated at any time prior to execution of a definitive purchase agreement. If these pre-orders are cancelled, modified, delayed or not placed in accordance with the terms agreed with each party, our business, results of operations, liquidity and cash flow will be materially adversely affected.

We have a pre-sales program which includes refundable deposits for TriFan 600 aircraft. Most pre-orders do not include deposits. The deposits we have received do not create an obligation on the part of the customer to purchase an aircraft, and a customer may request the full return of its refundable deposit. Most pre-orders are subject to the execution of a definitive purchase agreement between us and each party that contains the final terms for the purchase of our aircraft, including, but not limited to, the final number of aircraft to be purchased and the timing for delivery of the aircraft. Some or most customers might not transition to non-refundable purchase contracts until prior to aircraft delivery, if at all. Aircraft customers might respond to weak economic conditions or competitive alternatives in the market by canceling orders, resulting in lower demand for our aircraft and other materials, such as parts, services, and training, from which we expect to generate additional revenue. Such events would have a material adverse effect on our financial results and/or liquidity. For more detailed information regarding our material pre-orders, see “XTI’s Business — Key Agreement.”

Operations could be adversely affected by interruptions of production that are beyond our control.

We intend to produce the TriFan 600 and its derivatives using systems, components and parts developed and manufactured by third-party suppliers. This supply chain exposes us to multiple potential sources of delivery failure or component shortages for our aircraft, most of which are out of our control, including shortages of, or disruptions in the supply of, the raw materials used by our partners in the manufacture of components, disruptions to our partners’ workforce (such as strikes or labor shortfalls) and disruptions to, or capacity constraints affecting, shipping and logistics. Such suppliers may be subject to additional risks such as financial problems that limit their ability to conduct their operations. If any of these third parties experience difficulties, it may have a direct negative impact on us.

While we believe that we may be able to establish alternate supply relationships and can obtain replacement components, we may be unable to do so in the short term or at all at prices that are acceptable to us or may need to recertify components. We may experience source disruptions in our or our partners’ supply chains, which may cause delays in our overall production process for both prototype and commercial production aircraft.

If we needed to find alternative suppliers for any of the key components of our aircraft, then this could increase our costs and adversely affect our ability to receive such components on a timely basis, or at all, which could cause significant delays in our overall projected timelines for the delivery of our aircraft and adversely affect our relationships with our customers.

In addition, if we experience a significant increase in demand, or need to replace our existing suppliers, there can be no assurance that additional suppliers of component parts will be available when required on terms that are acceptable to us, or at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. Further, if we are unable to manage successfully our relationships with all of our suppliers and partners, the quality and availability of our aircraft may be harmed. Our suppliers or partners could, under some circumstances, decline to accept new purchase orders from, or otherwise reduce their business with, us. Any disruptions in the supply of components from our suppliers and partners could lead to delays in aircraft production, which would materially adversely affect our business, financial condition and operating results.

Further, if any conflicts arise between our suppliers or partners and us, the other party may act in a manner adverse to us and could limit our ability to implement our business strategies, which could impact our projected production timelines and number of aircraft produced. Our suppliers or partners may also develop, either alone or with others, products in related fields that are competitive with our products as a result of any conflicts or disagreements. Any disagreements or conflicts with our suppliers or partners could have an adverse effect on our reputation, which could also negatively impact our ability to source new suppliers or partners.

Any changes in business conditions, wars, governmental changes, political intervention and other factors beyond our control or which we do not presently anticipate, could also affect our partners’ and suppliers’ abilities to deliver components to us on a timely basis, which could have a material adverse effect on our overall timelines to produce our aircraft. We do not control our suppliers or partners or such parties’ labor and other legal compliance practices, including their environmental, health and safety practices. If our current suppliers or partners, or any other suppliers or partners which we may use in the future, violates any specific laws or regulations, we may be subjected to extra duties, significant monetary penalties, adverse publicity, the seizure and forfeiture of products that we are attempting to import or the loss of our import privileges. The effects of these factors could render the conduct of our business in a particular country undesirable or impractical and have a negative impact on our business, financial condition and results of operations.

We will require FAA certification, and a delay in receiving such certification could adversely affect our prospects, business, financial condition and results of operations.

The TriFan 600 is still in the development stage, and XTI is still working to obtain FAA type certification of the TriFan 600. Certification by the FAA will be required for the sale of the TriFan 600 in the civil or commercial market in the United States. The process to obtain such certification is expensive and time consuming and has inherent engineering risks. These include (but are not limited to) ground test risks such as structural strength and fatigue resistance, and structural flutter modes. Flight test risks include (but are not limited to) stability and handling over the desired center-of-gravity range, performance extremes (stalls, balked-landing climb, single-engine climb), and flutter control effectiveness (aircraft roll effectiveness, controllability, various control failure safety). Delays in FAA certification can be expected to result in us incurring increased costs in attempting to correct any issues causing such delays. Also, the impact of new or changed laws or regulations on the TriFan 600’s certification or the costs of complying with such laws and regulations cannot be predicted.

Our business may be adversely affected by the current macroeconomic challenges, including the effects of inflation, rising interest rates or an economic downturn or recession.

Current macroeconomic conditions, including inflation, rising interest rates and any economic downturn or recession in certain regions or worldwide have, and may continue to, adversely affect our business, financial condition and results of operations. The existence of inflation in certain economies has resulted in, and may continue to result in, rising interest rates and capital costs, supply shortages, increased costs of labor, components, manufacturing and shipping, as well as weakening exchange rates and other similar effects. As a result, we have experienced and may continue to experience cost increases. Although we take measures to mitigate the effects of inflation and rising interest rates, if these measures are not effective, our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when those beneficial actions impact our results or operations and when the cost of inflation is incurred.

We depend on key personnel.

Our future success depends on the efforts of key personnel, including its senior executive team. We do not currently carry any key man life insurance on our key personnel or senior executive team. The loss of services of any of these personnel may have an adverse effect on us. There can be no assurance that we will be successful in attracting and retaining the personnel we require to develop and market the proposed TriFan 600 aircraft and conduct our proposed operations.

Our estimates of market demand may be inaccurate.

We have projected the market for the TriFan 600 based upon a variety of internal and external market data. The estimates involve assumptions, which may not be realized in fact. There can be no assurance that our estimates for the number of TriFan 600 aircraft that may be sold in the market will be as anticipated. In the event that we have not accurately estimated the market size for and the number of TriFan 600 aircraft that we can sell, it could have a material adverse effect upon us and our results from operations.

We will require intellectual property protection and may be subject to the intellectual property claims of others.

Although we have received patents issued by the US Patent and Trademark Office (USPTO) (design patent D741247 and utility patent US 9,676,479) and various foreign patents for the TriFan 600, there is no guarantee that we will receive one or more additional patents for which we will apply to the USPTO or for which we have applied or will apply in foreign jurisdictions. If one or more of any of our existing or future patents are challenged by a third party (such as a claim of invalidity of our patents or a claim of infringement against us), the federal courts would determine whether we are entitled to patent protection. If we fail to successfully enforce our proprietary technology or otherwise maintain the proprietary nature of our intellectual property used in the TriFan 600 aircraft, our competitive position could suffer. Notwithstanding our efforts to protect our intellectual property, our competitors may independently develop similar or alternative technologies or products that are equal to or superior to our TriFan 600 technology without infringing on any of our intellectual property rights or design around our proprietary technologies. There is no guarantee that the USPTO will issue one or more additional patents to us or that any court will rule in our favor in the event of a dispute related to our intellectual property. In the absence of further patent protection, it may be more difficult for us to achieve commercial production of the TriFan 600.

Any material disruption in our information systems could adversely affect our business.

Our systems, or those of third parties upon which we rely, may experience service interruptions, outages, or degradation because of hardware and software defects or malfunctions, human error or intentional bad acts by third parties or our employees, contractors, or service providers, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, cyberattacks or other events. Our insurance may not be sufficient, and we may not have sufficient remedies available to us from our third-party service providers, to cover all of our losses that may result from such issues which may have an adverse impact on our business, financial condition and results of operations.

Privacy concerns in the territories in which we operate could result in additional costs and liabilities to us or inhibit sales of our aircraft.

The regulatory framework for privacy issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use, storage and disclosure of personal information and breach notification procedures. We are also required to comply with laws, rules and regulations relating to data security. Interpretation of these laws, rules and regulations and their application to our software and professional services in applicable jurisdictions is ongoing and cannot be fully determined at this time.

In the United States, these include rules and regulations promulgated under the authority of the Federal Trade Commission, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the California Consumer Privacy Act of 2018 (the “CCPA”) and other state and federal laws relating to privacy and data security. By way of example, the CCPA requires covered businesses to provide new disclosures to California residents, provide them new ways to opt-out of certain disclosures of personal information, and allows for a cause of action for data breaches. It includes a framework that includes potential statutory damages and private rights of action. Multiple states have enacted, or are expected to enact, similar or more stringent laws. Additionally, in 2020, Nevada passed SB 220 which restricts the “selling” of personal information and Virginia’s Consumer Data Protection Act (the “CDPA”), which took effect on January 1, 2023 and grants new privacy rights for Virginia residents. There is also discussion in Congress of a new comprehensive federal data protection and privacy law to which we likely would be subject if it is enacted. Such new laws and proposed legislation, if passed, could have conflicting requirements that could make compliance challenging, require us to expend significant resources to come into compliance, and restrict our ability to process certain personal information. There is some uncertainty as to how the CCPA, CDPA and similar privacy laws emerging in other states, could impact our business as it depends on how such laws will be interpreted. As we expand our operations, compliance with privacy laws may increase our operating costs.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2022, the Company has federal net operating loss carryforwards (“NOLs”) of approximately $11,780,633, of which $1,420,065 will begin to expire in 2036 and the remainder do not expire. Under the Tax Cuts and Jobs Act, federal NOLs generated by us in tax years through December 31, 2017 may be carried forward for 20 years and may fully offset taxable income in the year utilized and federal NOLs generated by us in tax years beginning after December 31, 2017 may be carried forward indefinitely but may only be used to offset 80% of our taxable income annually. Under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change federal NOLs and other tax attributes (such as research and development tax credits) to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a greater than 50 percentage point change (by value) in a corporation’s equity ownership by certain stockholders over a rolling three-year period. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of subsequent shifts in our stock ownership (some of which shifts are outside our control). As a result, our ability to use our pre-change federal NOLs and other tax attributes to offset future taxable income and taxes could be subject to limitations. Similar provisions of state tax law may also apply. For these reasons, even if we achieve profitability, we may be unable to use a material portion of our NOLs and other tax attributes which may have an adverse impact on our business, financial condition and results of operations.

We may enter into joint venture, teaming and other arrangements, and these activities involve risks and uncertainties. A failure of any such relationship could have material adverse results on our business and results of operations.

We may enter into joint venture, teaming and other arrangements. These activities involve risks and uncertainties, including the risk of the joint venture or applicable entity failing to satisfy its obligations, which may result in certain liabilities to us for guarantees and other commitments, the challenges in achieving strategic objectives and expected benefits of the business arrangement, the risk of conflicts arising between us and our partners and the difficulty of managing and resolving such conflicts, and the difficulty of managing or otherwise monitoring such business arrangements. In addition, we do not currently have arrangements in place that will allow us to fully execute our business plan, including, without limitation, final supply and manufacturing agreements. Moreover, existing or future arrangements may contain limitations on our ability to enter into arrangements with other partners. A failure of our business relationships could have a material adverse effect on our business and results of operations.

If we are unable to obtain and maintain adequate facilities and infrastructure, we may be unable to develop and manufacture the aircraft as expected.

In order to develop and manufacture our aircraft, we must be able to obtain and maintain adequate facilities and infrastructure. We may be unsuccessful in obtaining, developing and/or maintaining these facilities in a commercially viable manner. Even if we are able to begin assembly operations in these facilities, maintenance of these facilities will require considerable capital expenditure as we expand operations. We cannot provide any assurance that we will be successful in obtaining and maintaining adequate facilities and infrastructure, and any failure to do so may result in our inability to develop and manufacture our aircraft as expected or on the timelines projected, which would adversely affect our business, financial condition and results of operations.

We have been, and may in the future be, adversely affected by health epidemics and pandemics, including the ongoing global COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm our business, prospects, financial condition and operating results.

We face various risks related to public health issues, including epidemics, pandemics and other outbreaks, including the ongoing COVID-19 pandemic. The impact of the COVID-19 pandemic, including changes in consumer and business behavior, pandemic fears and market downturns, supply shortages and restrictions on business and individual activities, has created significant volatility in the global economy. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and overall supply chain of aircraft manufacturers and suppliers. The extent to which the COVID-19 pandemic impacts our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus and its variants or treat its impact and how quickly and to what extent normal economic and operating activities can resume. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of COVID-19’s global economic impact, including ongoing inflationary pressures.

We are subject to risks associated with climate change, including the potential increased impacts of severe weather events on our operations and infrastructure.

The potential physical effects of climate change, such as increased frequency and severity of high wind conditions, storms, floods, fires, fog, mist, freezing conditions, sea-level rise and other climate-related events, could affect our operations, infrastructure and financial results. Climate change risks could result in but are not limited to operational risk from the physical effect of climate events on our terminal facilities, production facilities and other assets, as well as transitional risks, including new or more stringent regulatory requirements, increased monitoring and disclosure requirements, and potential effects on our reputation and/or changes in our business. We could incur significant costs to improve the climate resiliency of our aircraft or infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. We are not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change.

Market and regulatory trends to reduce climate change may not evolve in the direction and within the timing expected, which could have a negative impact in our business plan.

A number of governments globally have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels and energy efficiency is becoming more stringent and is gaining more widespread market approval, as consumers expect companies to play a role in addressing climate change. Our business plan is predicated in part on the idea that market and regulatory trends favoring such “clean” energy and addressing climate change will continue to evolve in our favor. However, any change or reversal in such market and regulatory trends, such as less focus on climate-friendly solutions or less stringent legislation with respect to emissions, could result in lower demand for our aircraft and have an adverse effect on our business.

Investors’ expectations of our performance relating to environmental, social and governance (“ESG”) factors may impose additional costs and expose us to new risks.

There is an increasing focus from investors, employees, customers and other stakeholders concerning corporate responsibility, specifically related to ESG matters. Some investors may use these non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies and actions relating to corporate responsibility are inadequate. The growing investor demand for measurement of non-financial performance is addressed by third-party providers of sustainability assessments and ratings with respect to public companies. The criteria by which our corporate responsibility practices are assessed may change due to changes in the sustainability landscape, which could cause us to undertake costly initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors may conclude that our policies and/or actions with respect to corporate social responsibility are inadequate. We may face reputational damage in the event that we do not meet the ESG standards set by various constituencies.

We may not be able to secure adequate insurance policies, or secure insurance policies at reasonable prices.

We maintain a variety of insurance policies, and we believe our level of coverage is customary in our stage of development and industry and adequate to protect against claims. However, there can be no assurance that it will be sufficient to cover potential claims or that present levels of coverage will be available in the future at reasonable cost. Insurers may be unwilling to cover the risks associated with the TriFan 600 technology, either partially or at all. Further, we expect our insurance needs and costs to increase as we build production facilities, manufacture aircraft, establish commercial operations and expand into new markets.

Adverse judgments or settlements in legal proceedings could materially harm our business, financial condition, operating results and cash flows.

We may be a party to claims that arise from time to time in the ordinary course of our business, which may include those related to contracts, sub-contracts, protection of confidential information or trade secrets, employment of our workforce or compliance with state and federal statutes, rules and regulations that pertain to different aspects of our business. Additionally, we may be made a party to future claims resulting from the Business Combination. On June 5, 2023 we received a demand letter from Xeriant Inc. claiming that we breached our obligations under a letter dated May 17, 2022 (the “May 17 letter”) arising from Xeriant’s introducing us to a Nasdaq-listed company as a potential acquirer of our company. We believe we have no obligation to Xeriant under the May 17, 2022 letter and intends to vigorously defend any litigation if filed.

We may also be required to initiate expensive litigation or other proceedings to protect our business interests. There is a risk that we will not be successful or otherwise be able to satisfactorily resolve such claims or litigation. Litigation and other legal claims are subject to inherent uncertainties. Those uncertainties include, but are not limited to, litigation costs and attorneys’ fees, unpredictable judicial or jury decisions and the differing laws and judicial proclivities regarding damage awards among the states in which we operate. Unexpected outcomes in such legal proceedings, or changes in management’s evaluation or predictions of the likely outcomes of such proceedings, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our current financial status may increase our default and litigation risks and may make us more financially vulnerable in the face of threatened litigation.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act) concerning, among other things, the following:

•        the anticipated benefits of the merger;

•        the ability of Inpixon and XTI to complete the merger, and whether and when the business combination will be consummated;

•        the ability to obtain or maintain the listing of the combined company’s common stock on the Nasdaq following the business combination;

•        the anticipated costs associated with the merger;

•        the combined company’s public securities’ potential liquidity and trading;

•        the combined company’s ability to raise financing in the future;

•        the ability to successfully execute its business, marketing, and other strategies;

•        the ability to achieve or maintain profitability in the future;

•        the ability to meet the development and commercialization schedule with respect to the TriFan 600;

•        the ability to develop other new products and technologies;

•        the ability to secure required certifications for the TriFan 600 and/or any other aircraft it develops;

•        the ability to navigate the regulatory environment and complexities with compliance related to such environment;

•        the ability to attract customers and/or fulfill customer orders;

•        the ability to enhance and maintain the reputation of its brand and flight experience and expand its customer base;

•        the ability to scale in a cost-effective manner and maintain and expand its manufacturing and supply chain relationships;

•        the ability to attract, integrate, manage, and retain qualified personnel or key employees;

•        the ability to operate in a competitive market;

•        the ability to respond to a failure of its systems and technology to operate its business;

•        the ability to protect its intellectual property;

•        the ability to respond to a noteworthy accident or incident involving its aircraft;

•        the ability to respond to health epidemics, geopolitical events and general economic conditions;

•        the ability to continue as a going concern;

•        the outcome of any known and unknown litigation and regulatory proceedings; and

•        the ability to anticipate the impact of changes in U.S. tax laws.

These forward-looking statements should not be relied upon as predictions of future events as Inpixon and XTI cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation:

•        the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Inpixon’s securities;

•        the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the shareholders of Inpixon;

•        the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•        the adjustments permitted under the Merger Agreement to the exchange ratio that could result in XTI shareholders or Inpixon shareholders owning less of the post-combination company than expected;

•        the effect of the announcement or pendency of the proposed transaction on Inpixon’s and XTI’s business relationships, performance, and business generally;

•        risks that the proposed transaction disrupts current plans of Inpixon and XTI and potential difficulties in Inpixon’s and XTI’s employee retention as a result of the proposed transaction;

•        the outcome of any legal proceedings that may be instituted against XTI or against Inpixon related to the merger agreement or the proposed transaction;

•        failure to realize the anticipated benefits of the proposed transaction;

•        the inability to meet and maintain the listing of Inpixon’s securities (or the securities of the post-combination company) on Nasdaq;

•        the risk that the price of Inpixon’s securities (or the securities of the post-combination company) may be volatile due to a variety of factors, including changes in the highly competitive industries in which Inpixon and XTI operate, variations in performance across competitors, changes in laws, regulations, technologies that may impose additional costs and compliance burdens on Inpixon and XTI’s operations, global supply chain disruptions and shortages, national security tensions, and macro-economic and social environments affecting Inpixon and XTI’s business and changes in the combined capital structure;

•        the inability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities;

•        the risk that XTI has a limited operating history, has not yet manufactured any non-prototype aircraft or delivered any aircraft to a customer, and XTI and its current and future collaborators may be unable to successfully develop and market XTI’s aircraft or solutions, or may experience significant delays in doing so;

•        the risk that XTI is subject to the uncertainties associated with the regulatory approvals of its aircraft including the certification by the Federal Aviation Administration, which is a lengthy and costly process;

•        the risk that the post-combination company may never achieve or sustain profitability;

•        the risk that XTI, Inpixon and the post-combination company may be unable to raise additional capital on acceptable terms to finance its operations and remain a going concern;

•        the risk that the post-combination company experiences difficulties in managing its growth and expanding operations;

•        the risk that XTI’s conditional pre-orders (which include conditional aircraft purchase agreements, non-binding reservations, and options) are canceled, modified, delayed or not placed and that XTI must return the refundable deposits;

•        the risks relating to long development and sales cycles, XTI’s ability to satisfy the conditions and deliver on the orders and reservations, its ability to maintain quality control of its aircraft, and XTI’s dependence on third parties for supplying components and potentially manufacturing the aircraft;

•        the risk that other aircraft manufacturers develop competitive VTOL aircraft or other competitive aircraft that adversely affect XTI’s market position;

•        the risk that XTI’s future patent applications may not be approved or may take longer than expected, and XTI may incur substantial costs in enforcing and protecting its intellectual property;

•        the risk that XTI’s estimates of market demand may be inaccurate;

•        the risk that XTI’s ability to sell its aircraft may be limited by circumstances beyond its control, such as a shortage of pilots and mechanics who meet the training standards, high maintenance frequencies and costs for the sold aircraft, and any accidents or incidents involving VTOL aircraft that may harm customer confidence; and

•        other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Inpixon’s Annual Report on Form 10-K for the year ended December, 31, 2022, which was filed with the SEC on April 17, 2023 (the “2022 Form 10-K”), Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 filed on May 16, 2023 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed on August 18, 2023, and in the section entitled “Risk Factors” in XTI’s periodic reports filed pursuant to Regulation A of the Securities Act including XTI’s Annual Report on Form 1-K for the year ended December 31, 2022, which was filed with the SEC on July 13, 2023 (the “2022 Form 1-K”), as such factors may be updated from time to time in Inpixon’s and XTI’s filings with the SEC, the registration statement on Form S-4 and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

The foregoing risks should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere. Inpixon and XTI can give no assurance that the conditions to the merger will be satisfied. For further discussion of the factors that may cause Inpixon, XTI or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risks associated with the ability of Inpixon and XTI to complete the merger and the effect of the merger on the business of Inpixon, XTI and the combined company, see the section entitled “Risk Factors” in this proxy statement/prospectus.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Inpixon. See the section entitled “Where You Can Find More Information” of this proxy statement/prospectus.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of operations of Inpixon, XTI or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date of this proxy statement/prospectus. Inpixon and XTI do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made, the occurrence of unanticipated events or any new information that becomes available in the future.

THE SPECIAL MEETING OF INPIXON STOCKHOLDERS

Date, Time and Place

The Inpixon special meeting will be held on December [    ], 2023, commencing at 10:00 A.M., Pacific Time. The Inpixon special meeting will be a completely virtual meeting of Inpixon stockholders conducted via live virtual meeting. You will be able to attend the Inpixon special meeting by visiting www.virtualshareholdermeeting.com/INPX2023SM and entering your control number as further explained in the accompanying proxy statement/prospectus. Inpixon is sending this proxy statement/prospectus to Inpixon stockholders in connection with the solicitation of proxies by the Inpixon Board for use at the Inpixon special meeting and any adjournments or postponements of the Inpixon special meeting. This proxy statement/prospectus is first being furnished to Inpixon stockholders on or about [            ], 2023.

Purposes of the Inpixon Special Meeting

The purposes of the Inpixon special meeting are:

1.      to consider and vote upon a proposal to approve the issuance of shares of Inpixon common stock to equity holders of XTI pursuant to the terms of the Merger Agreement, and the change of control of Inpixon resulting from the merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 1”);

2.      to consider and vote on an advisory, non-binding basis to approve merger-related executive compensation for Inpixon’s executive officers (the “Transaction Bonus Plan Proposal” or “Proposal No. 2”);

3.      to elect five directors to serve until our next annual meeting of stockholders or until the election and qualification of their successors (the “Director Election Proposal” or “Proposal No. 3”);

4.      to consider and vote on an advisory, non-binding basis to approve of the compensation paid to our named executive officers (the “Say-on-Pay Proposal” or “Proposal No. 4”);

5.      to ratify the appointment of Marcum LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023 (the “Auditor Ratification Proposal” or “Proposal No. 5”);

6.      to consider and vote on an amendment to Inpixon’s Restated Articles of Incorporation, as amended (the “Articles of Incorporation”) to increase the number of authorized shares of Inpixon common stock to up to 1,000,000,000 shares, with such number to be determined at the Board’s discretion (the “Authorized Share Increase Proposal” or “Proposal No. 6”);

7.      to consider and vote on an increase in the reverse split ratio previously approved by the stockholders of Inpixon at the special meeting of Inpixon stockholders held on September 29, 2023, from a ratio of 1-for-2 to 1-for-50 to a ratio of 1-for-2 to 1-for-200 (the “Reverse Split Ratio Proposal” or “Proposal No. 7”);

8.      To consider and vote on a proposal to approve potential issuances of shares of Inpixon common stock pursuant to one or more potential non-public transactions in accordance with Nasdaq Listing Rule 5635(d) (the “Potential Financing Issuances Proposal” or “Proposal No. 8”);

9.      to consider and vote upon an adjournment of the Inpixon special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 3, 6, 7 and 8 above (the “Adjournment Proposal” or “Proposal No. 9”); and

10.    to transact such other business as may properly come before the Inpixon special meeting or any adjournment or postponement thereof.

Recommendation of the Inpixon Board

•        The Inpixon Board has approved the issuance of Inpixon common stock to XTI equityholders pursuant to the Merger Agreement and the change of control of Inpixon resulting from the merger. The Inpixon Board recommends that Inpixon stockholders vote “FOR” Proposal No. 1 to approve the issuance of the Inpixon securities described above and the change of control of Inpixon resulting from the merger.

•        The Inpixon Board has approved merger-related executive compensation for Inpixon’s executive officers. The Inpixon Board recommends that Inpixon stockholders vote “FOR” Proposal No. 2 to approve the merger-related executive compensation.

•        The Inpixon Board has approved the nominees for Inpixon’s board of directors. The Inpixon Board recommends that Inpixon stockholders vote “FOR” each director nominee in Proposal No. 3.

•        The Inpixon Board has approved the current compensation paid to Inpixon’s named executive officers. The Inpixon Board recommends that Inpixon stockholders vote “FOR” Proposal No. 4 to approve on an advisory basis the compensation paid to Inpixon’s named executive officers.

•        The Inpixon Board has approved the appointment of Marcum LLP as Inpixon’s independent registered public accounting firm for the fiscal year ending December 31, 2023. The Inpixon Board recommends that Inpixon stockholders vote “FOR” Proposal No. 5 to ratify such appointment of Marcum LLP.

•        The Inpixon Board has approved the amendment to Inpixon’s Articles of Incorporation to increase the number of authorized shares of Inpixon common stock to up to 1,000,000,000 shares. The Inpixon Board recommends that Inpixon stockholders vote “FOR” Proposal No. 6 to approve the amendment increasing the number of authorized shares of Inpixon common stock to up to 1,000,000,000 shares.

•        The Inpixon Board has approved the increase of the maximum reverse split ratio previously approved by the stockholders of Inpixon from a ratio of 1-for-50 to 1-for-200. The Inpixon Board recommends that Inpixon stockholders vote “FOR” Proposal No. 7 to approve the increase to the previously approved maximum reverse split ratio to 1-for-200.

•        The Inpixon Board has approved the potential issuances of shares of Inpixon common stock pursuant to one or more potential non-public transactions in accordance with Nasdaq Listing Rule 5635(d). The Inpixon Board recommends that Inpixon stockholders vote “FOR” Proposal No. 8 to approve the potential issuances of shares of Inpixon common stock pursuant to one or more potential non-public transactions in accordance with Nasdaq Listing Rule 5635(d).

•        The Inpixon Board has approved adjourning the Inpixon special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal or the Director Election Proposal. The Inpixon Board recommends that Inpixon stockholders vote “FOR” the Adjournment Proposal adjourn the Inpixon special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal and the Director Election Proposal.

Record Date and Voting Power

Only holders of record of Inpixon common stock at the close of business on the Record Date, October 24, 2023, are entitled to notice of, and to vote at, the Inpixon special meeting. There were 59 holders of record of Inpixon common stock at the close of business on the Record Date. At the close of business on the Record Date, 127,688,550 shares of Inpixon common stock were issued and outstanding. Each share of Inpixon common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of the Inpixon Board for use at the Inpixon special meeting.

If you are a stockholder of record of Inpixon as of the Record Date referred to above, you may vote virtually at the Inpixon special meeting or vote by proxy. Whether or not you plan to attend the Inpixon special meeting, Inpixon urges you to vote by proxy to ensure your vote is counted. You may still attend the Inpixon special meeting and vote virtually if you have already voted by proxy. As a stockholder of record you may vote in any of the following ways:

•        to vote virtually, attend the Inpixon special meeting and Inpixon will provide you a ballot when you arrive.

•        to vote using the proxy card, simply mark, sign and date your proxy card and return it promptly in the postage-paid envelope provided. If you return your signed proxy card to Inpixon before the Inpixon special meeting, Inpixon will vote your shares as you direct on the proxy card.

•        to vote by telephone or on the Internet, dial the number on the proxy card or visit the website on the proxy card form to complete an electronic proxy card. You will be asked to provide Inpixon’s number and control number from the enclosed proxy card. Your vote must be received by 11:59 p.m., Eastern Time on [______], 2023 to be counted.

If your shares of Inpixon common stock are held by your broker, bank or other nominee, that is, in “street name,” you will receive a voting instruction card from the institution that holds your shares. Please follow the instructions included on that voting instruction card regarding how to instruct your broker, bank or other nominee to vote your shares of Inpixon common stock. If you are a beneficial owner you may not vote your shares virtually at the Inpixon special meeting unless you obtain a legal proxy from your broker, bank or other nominee. If you do not give instructions to your broker, bank or other nominee, your broker can vote your shares of Inpixon common stock with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under certain rules applicable to brokers and on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, your shares of Inpixon common stock will be treated as broker non-votes. It is anticipated that the Nasdaq Stock Issuance Proposal, the Transaction Bonus Plan Proposal, the Say-on-Pay Proposal, the Director Election Proposal, the Authorized Share Increase Proposal, the Potential Financing Issuances Proposal and the Adjournment Proposal will be non-discretionary. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by the institution that holds your shares.

Inpixon stockholders of record may change their vote at any time before their proxy is voted at the Inpixon special meeting in one of three ways. First, an Inpixon stockholder of record can send a written notice to the Secretary of Inpixon stating that the stockholder would like to revoke its proxy. Second, an Inpixon stockholder of record can submit new proxy instructions either on a new proxy card or by telephone or via the Internet. Third, an Inpixon Stockholder of record can attend the Inpixon special meeting and vote virtually. Attendance alone will not revoke a proxy. If a stockholder who owns shares of Inpixon common stock in “street name” has instructed a broker to vote its shares of Inpixon common stock, the stockholder must follow directions received from its broker to change those instructions.

All properly executed proxies that are not revoked will be voted at the Inpixon special meeting and at any adjournments or postponements of the Inpixon special meeting in accordance with the instructions contained in the proxy. If a holder of Inpixon common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” the Nasdaq Stock Issuance Proposal to approve the issuance of shares of Inpixon common stock to XTI equityholders pursuant to the Merger Agreement and the change of control resulting from the merger; “FOR” the Transaction Bonus Plan Proposal to approve merger-related executive compensation for Inpixon’s executive officers; “FOR” each of the Inpixon director nominees in the Director Election Proposal; “FOR” the Say-on-Pay Proposal to approve, on an advisory basis, the compensation of Inpixon’s Named Executive Officers; “FOR” the Auditor Ratification Proposal to ratify the appointment of Marcum LLP as Inpixon’s independent registered public accounting firm; “FOR” the Authorized Share Increase Proposal to increase the number of authorized shares of Inpixon common stock to up to 1,000,000,000 shares, “FOR” the Reverse Split Ratio Proposal to increase the maximum reverse split ratio previously approved by Inpixon stockholders from 1-for-50 to 1-for-200, “FOR” the Potential Financing Issuances Proposal to issue shares of Inpixon common stock pursuant to one or more potential non-public transactions in accordance with Nasdaq Listing Rule 5635(d), and “FOR” the Adjournment Proposal to approve the adjournment of the Inpixon special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Authorized Share Increase Proposal, the Reverse Split Ratio Proposal or the Potential Financing Issuances Proposal in accordance with the recommendation of the Inpixon Board.

Required Vote

The presence, virtually or by proxy, of the holders of Inpixon’s issued and outstanding shares of Inpixon common stock at the Inpixon special meeting is necessary to constitute a quorum at the meeting. Abstentions will be counted towards a quorum. Approval of the Nasdaq Stock Issuance Proposal, the Transaction Bonus Plan Proposal, the Say-on-Pay Proposal, the Auditor Ratification Proposal, the Reverse Split Ratio Proposal, the Potential Financing Issuances Proposal and the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the holders of Inpixon common stock present virtually or by proxy at the Inpixon special meeting and entitled to vote on the matter. The affirmative vote of the holders of shares of Inpixon common stock representing a majority of the voting power outstanding as of the Record Date is required for approval of the Authorized Share Increase Proposal.

Votes will be counted by the inspector of election appointed for the Inpixon special meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total. Abstentions and broker non-votes will have no effect on the Nasdaq Stock Issuance Proposal, the Transaction Bonus Plan Proposal, the Director Election Proposal, the Say-on-Pay Proposal, the Auditor Ratification Proposal, the Reverse Split Ratio Proposal, the Potential Financing Issuances Proposal and the Adjournment Proposal, and will have the same effect as votes AGAINST the Authorized Share Increase Proposal.

The merger cannot be consummated without the approval of the Nasdaq Stock Issuance Proposal.

For the Director Election Proposal, the election of Inpixon directors, the nominees will be elected by a majority of the votes cast by the holders of Inpixon common stock present virtually or represented by proxy and entitled to vote in the election. You may choose to vote FOR, AGAINST, or ABSTAIN separately for each nominee. A properly executed proxy or voting instructions marked ABSTAIN with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for the purposes of determining whether there is a quorum. Stockholders may not cumulate votes in the election of directors, which means that each stockholder may vote no more than the number of votes such stockholder is entitled to cast for a single director candidate.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Inpixon may solicit proxies from Inpixon stockholders by personal interview, telephone, telegram or otherwise. Inpixon and XTI will share equally the costs of printing and filing this proxy statement/prospectus and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Inpixon common stock for the forwarding of solicitation materials to the beneficial owners of Inpixon common stock. Inpixon will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Inpixon may engage a proxy solicitor to assist in the solicitation of proxies and provide related advice and informational support. If we engage a proxy solicitor we would expect to pay the proxy solicitor fees an estimated $12,500 and the reimbursement of customary disbursements.

Other Matters

As of the date of this proxy statement/prospectus, the Inpixon Board does not know of any business to be presented at the Inpixon special meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Inpixon special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section entitled “The Merger Agreement” in this proxy statement/prospectus describe the material aspects of the merger, including the Merger Agreement. While Inpixon and XTI believe that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the merger and the Merger Agreement, including the Merger Agreement attached as Annex A, the opinion of GVS attached as Annex B, and the other documents to which you are referred herein. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

Background to the Merger

Inpixon is a company incorporated in Nevada on April 8, 1999. Inpixon is the Indoor Intelligence™ company. Our solutions and technologies help organizations create and redefine exceptional experiences that enable smarter, safer and more secure environments. Inpixon customers can leverage our real-time positioning, mapping and analytics technologies to achieve higher levels of productivity and performance, increase safety and security, improve worker and employee satisfaction rates and drive a more connected work environment. We have focused our corporate strategy on being the primary provider of the full range of foundational technologies needed to form a comprehensive suite of solutions that make indoor data available and actionable to organizations and their employees. Together, our technologies allow organization to create and utilize the digital twin of a physical location and to deliver enhanced experiences in their current environment and in the metaverse. In addition to our Indoor Intelligence technologies and solutions, we also offer digital solutions (eTearsheets; eInvoice, and adDelivery) or cloud-based applications and analytics for the advertising, media and publishing industries through our advertising management platform referred to as Shoom by Inpixon; and a comprehensive set of data analytics and statistical visualization solutions for engineers and scientists referred to as SAVES by Inpixon.

Over the last few years, Inpixon pursued a corporate strategy that was focused on enhancing shareholder value and building and developing its business as a provider of end-to-end solutions ranging from the collection of data to delivering insights from that data to its customers with a focus on securing, digitizing, and optimizing premises with its indoor positioning, mapping and analytics solutions for businesses and governments. In furtherance of this strategy, Inpixon regularly considered opportunities for strategic business combinations. Inpixon received and responded to requests for potential transaction proposals from third parties and actively pursued possible business combination transactions with those third parties. In addition, from time to time, Inpixon’s senior management team engaged in informal discussions regarding possible business combination transactions with their counterparts at other companies that offered technologies and solutions that were complementary to Inpixon’s suite of indoor data and location-based technologies and products. Generally, in connection with these discussions, Inpixon and the other party would sign a non-disclosure agreement and in certain instances a preliminary non-binding letter of intent or exclusivity letter, and then share financial and other business and operations information.

The Inpixon Board received regular updates from management concerning potential strategic transaction opportunities, and the topic of potential strategic acquisition transactions was a recurring agenda item at many board meetings and topic of discussion with Inpixon financial advisors. In addition, the Inpixon Board determined that Kareem Irfan, a director or Inpixon, would provide additional support and assistance to Nadir Ali, the Chief Executive Officer of Inpixon, and the management team in connection with the evaluation and review of strategic opportunities presented to the company. Inpixon executed a number of strategic transactions in connection with some of these discussions where the business, technologies and teams were complementary to the Inpixon goals of enhancing its platform and technology, adding diversification or differentiation, expanding its customer base and adding revenue. In other instances, Inpixon determined not to pursue certain opportunities for a variety of reasons which may have been because the potential transaction was not viewed as accretive to Inpixon, there may have been concerns over the business fundamentals of the potential target company or failure to agree on prices, terms or conditions.

In December 2021, Inpixon’s Board authorized its management team to review strategic alternatives, including an asset sale, merger with another company or spin-off of one or more of its business units aimed at maximizing shareholder value. Inpixon looked at a wide range of potential strategic transactions, companies, and structures to affect this strategy. Inpixon evaluated over a dozen different companies and negotiated three non-binding letters of intent in its search for strategic partners and transactions that it believes could potentially increase shareholder value, consisting of a letter of intent with KINS Technology Group, Inc. (“KINS”) which became mutually exclusive (with respect to Inpixon, only as to Inpixon’s Design Reactor subsidiary and enterprise apps business) from August 18, 2022 until the closing of the KINS transaction, a letter of intent with XTI executed on September 12, 2022 as described in further detail below, and a letter of intent with Damon Motors, Inc. (“Damon”) which had no exclusivity or no-shop provision (see discussion under “Recent Events — Grafiti Holding Spin-off and Proposed Business Combination between Grafiti Holding and Damon Motors” in the section “Inpixon Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement/prospectus for further information about Inpixon’s proposed spin-off of Grafiti Holding Inc., a newly formed subsidiary of Inpixon to which Inpixon will transfer all of the shares of Inpixon Limited, a United Kingdom limited company operating Inpixon’s SAVES line business in the UK, and the proposed business combination between Grafiti Holding Inc. and Damon, as part of the solutions business divestiture contemplated by the merger agreement with XTI. In addition, on October 21, 2021, Inpixon entered into a unilateral exclusivity letter with a fourth company pursuant to which that company agreed to a no-shop period ending December 31, 2021, which no-shop obligation applied only to that company, not Inpixon.

Inpixon recently completed a spin-off of its enterprise apps business and related business combination with KINS, which was a special purpose acquisition company prior to such business combination, pursuant to which Inpixon stockholders received shares of KINS common stock valued at approximately $70 million. Now Inpixon is pursuing the transactions contemplated by the Merger Agreement with XTI with the goal of further delivering additional value for its shareholders.

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement.

This chronology does not purport to catalogue every correspondence among representatives of Inpixon and XTI. Representatives of Inpixon involved in the discussions and negotiations referenced herein included one or more of Mr. Nadir Ali, Chief Executive Officer of Inpixon and Ms. Melanie Figueroa, General Counsel and Chief of Staff of Inpixon and Soumya Das, Chief Operating Officer of Inpixon. Representatives of XTI involved in the discussions and negotiations referenced herein included one or more of Mr. Scott Pomeroy, Chief Financial Officer of XTI, Mr. David Brody, Founder and Board Member of XTI, John Griffo, VP of Finance and Ms. Mara Babin, General Counsel of XTI.

On December 8, 2021, Inpixon Board held a meeting during which Mr. Ali provided an update on the status of ongoing discussions and the due diligence review process with a third-party entity (Party A) from which Inpixon had received an inbound preliminary indication of interest in relation to a strategic transaction. In addition, the Inpixon Board also considered whether it would be beneficial to update the company’s shareholders regarding the nature of the potential transactions that the company was evaluating and the receipt of the preliminary indications of interest. Subsequently, on December 14, 2021, Inpixon issued a press release announcing that the Inpixon Board had authorized management to consider potential strategic alternatives other than acquisition transactions, including asset sales, mergers with other companies or spin-offs of one or more business units to maximize shareholder value. Discussions were ongoing and a due diligence process continued between Inpixon and this third party over the next several months, however, the parties were ultimately not able to come to agreement on terms and conditions and the discussions ceased. Inpixon management continued to explore potential opportunities as they arose.

Around May of 2022, representatives of Maxim Group LLC (“Maxim”) advised Mr. Ali of a potential opportunity for a strategic transaction with a company in the VTOL industry. At this time, it was unclear whether Inpixon would be able to come to agreeable terms for a successful transaction with Party A, therefore Mr. Ali requested that Maxim arrange an introductory call with this party.

On May 18, 2022, following the introduction arranged by Maxim, Mr. Ali and Ms. Figueroa had an introductory call with Mr. Robert LaBelle (former CEO of XTI) and Ms. Sarita Jha (former CFO of XTI) to consider a potential merger of XTI with Inpixon. On May 18, 2022, Inpixon and XTI executed a mutual non-disclosure agreement so the parties could share more information and on May 25, 2022, the parties met in Denver, CO along with their bankers and advisors.

On May 29, 2022, Mr. Ali sent Mr. LaBelle and Ms. Jha a slide presentation of preliminary proposed deal terms for discussion purposes along with a proposed structure chart; timeline; and other considerations. The proposed deal terms provided for an assumed enterprise value of $225 million for XTI and a minimum net cash requirement of $21.5 million for Inpixon. This was followed up by a draft letter of intent on June 17, 2022, sent by Ms. Figueroa to Mr. LaBelle and Ms. Jha for discussion purposes.

On June 15, 2022, Mr. Ali updated the Inpixon Board noting that discussions with Party A had stalled but that there have been other parties that had approached Inpixon with interest in certain parts of its business and that Inpixon’s banking advisors suggested that Inpixon consider divesting certain assets which could result in a higher valuation for parts of the business as contrasted with the sale of the entire business.

This correspondence was followed by a meeting of the Inpixon Board held on June 16, 2022, pursuant to which Mr. Ali provided a more detailed update to the Inpixon Board regarding the status of discussions in connection with certain opportunities under management review and evaluation, including the stalled discussions with Party A which were unlikely to move forward, noting that if discussions resumed it was believed that the current financial conditions and market volatility were likely to lead to lower valuations. Mr. Ali also advised the Inpixon Board that there had been other strategic opportunities presented to the company related to various parties of the business. Mr. Ali also indicated that the Inpixon executive team was evaluating budget reductions and layoffs given the uncertainty that was developing in the economy and the financial markets.

Separately, Inpixon and XTI had a follow up conference call on June 13, 2022 to discuss the potential structure of a transaction. On June 22, 2022, XTI publicly announced that Michael Hinderberger had been named the new CEO of XTI. On July 12, 2022, the parties had a conference call and XTI informed Inpixon that Mr. LaBelle and Ms. Jha were no longer with XTI, but that XTI was still interested in moving forward with Inpixon regarding the merger. After robust discussions and careful consideration, the Inpixon Management team ultimately determined to pursue discussions with XTI regarding a strategic transaction with XTI based on: (i) the disruptive potential of the vertical take-off and landing (VTOL) aircraft XTI is in the process of developing, (ii) the multi-billion dollar total addressable market opportunity it represents, (iii) the significant interest in XTI’s aircraft demonstrated by the significant number of conditional pre-orders XTI had garnered and (iv) the highly experienced team at XTI that has played a role in taking over 40 aircraft through FAA certification.

On July 7, 2022, Mr. Ali provided an email update to the Inpixon Board including Mr. Kareem Irfan, Mr. Len Oppenheim, Mr. Tanveer Khader and Mrs. Wendy Loundermon, regarding the status of ongoing discussions including the proposed transaction with XTI and the potential transaction with KINS. This email update was followed by an Inpixon Board meeting on July 14, 2022 to discuss both of these transactions in detail and answer any questions on the respective LOIs, process, structure and timelines. All the board members were present and Ms. Figueroa joined the meeting as the secretary of the meeting.

On August 25, 2022, Inpixon and XTI held a conference call for each side to present their overall business and market opportunity. In the meeting, both teams shared their product offering, customer engagement strategy, major sales wins, product roadmap strategy and sales pipeline analysis. After a comprehensive discussion, the parties agreed to follow up on action items requested by the other party and provide additional materials in the data room. Mr. Soumya Das, COO and Mr. Ali presented the Inpixon business and Mr. Brody and Mr. Pomeroy presented the XTI business and were joined by Ms. Babin, Mr. Korhammer and Mr. Ron Levine.

On September 12, 2022 the parties executed a non-binding Letter of Intent (“LOI”). The LOI outlined key terms for a potential reverse triangular merger transaction between Inpixon and XTI as well as next steps for business due diligence. The LOI included a proposed equity split for the combined company of 60% for XTI and 40% for Inpixon, determined on a fully diluted basis including the merger consideration shares. The LOI also included a mutual no-shop provision whereby each party was restricted from soliciting or negotiating any alternative proposal to the proposed merger, for a period from the date of the LOI until the earlier of execution of definitive transaction documents for the merger, termination of negotiations of the merger, or 30 days from the date of the LOI, subject to one automatic extension for an additional period of thirty days unless terminated by either party prior to the end of the initial exclusivity period and so long as each party was continuing to use good faith efforts toward execution of definitive transaction documents for the merger, provided that during the exclusivity period Inpixon was permitted to engage in activities in connection with the divestiture of its assets not related to its industrial apps lines of business, which would be retained by the combined company resulting from the merger, including divestiture of Inpixon’s Shoom, SAVES, Game-Your-Game and enterprise apps lines of business, and each party was permitted to continue raising capital in an amount that would not constitute a change of control of such party. The parties shared initial due diligence request lists with each other and held several calls over the next few weeks between team members on due diligence process; working group roles and responsibilities; etc.

On October 5, 2022, Inpixon and XTI executed an amendment to the LOI which extended the exclusivity provision of the LOI by thirty days, such that the initial exclusivity period would be sixty days from the date of the original LOI, subject to extension by one additional period of thirty days as described above.

On October 9, 2022, Mr. Ali met with Mr. Brody, Mr. Pomeroy, Mr. Korhammer and Mr. Levine in Palo Alto, CA for dinner followed by a meeting the next day at Inpixon’s office to further discuss and define the deal terms and structure for the merger agreement, discuss in more detail each company’s financial statements and other diligence topics. Ms. Babin and Ms. Figueroa joined these discussions on October 10, 2022, by phone.

On October 19, 2022 the first draft of the merger agreement was circulated between the parties followed by additional due diligence meetings and conversations through October 31, 2022 regarding tax, audit, valuation and financial statements. These discussions included the Mrs. Loundermon, Mr. Ali and Ms. Figueroa, from Inpixon; Mr. Veera, Mr. Daneshgar, Mr. Mavrogian and Mr. Tittle from Maxim; Mr. Genady, Mr. Davis, Mr. Kazakov, Mr. Godfrey and Mr. Korhammer from Chardan along with Ms. Babin, Mr. Hinderberger and Mr. Pomeroy.

On November 9, 2022, Inpixon and GVS executed an engagement letter. Inpixon provided GVS with access to the XTI data room to begin their review process.

On December 6, 2022, Inpixon and XTI entered into an amendment to the LOI which provided that the exclusivity period will be further extended for successive periods of thirty days unless terminated by either party prior to the end of the then current exclusivity period.

On December 20, 2022 the parties had a capital/financing strategy discussion along with their respective bankers including Mr. Ali and Ms. Figueroa, from Inpixon; Mr. Veera and Mr. Mavrogian from Maxim; Mr. Genady, Mr. Kazakov, Mr. Godfrey and Mr. Korhammer from Chardan along with Ms. Babin, Mr. Ron Levine and Mr. Pomeroy.

On January 16, 2023 Mr. Ali presented an update to the Inpixon Board on the status of the XTI transaction including on-going due diligence; merger agreement negotiations; need for a shareholder meeting; Nasdaq requirements and need to separate the solutions divestiture products (SAVES, Shoom and certain other assets).

On January 23, 2023 the Inpixon management team reviewed the most recent draft of the merger agreement with their bankers.

On February 7, 2023, Inpixon scheduled a follow-on diligence call with XTI for GVS Partners in connection with the Fairness Opinion. On March 21, 2023 XTI arranged a call with Equitas, their due diligence consultant based in Germany, and Inpixon management including Mr. Soumya Das, COO and Mr. Nadir Ali, CEO to discuss the operations of Inpixon subsidiaries Nanotron and Intranav that are based in Germany. They separately held a meeting with Ms. Figueroa on March 23, 2023, in New York and a call with Mrs. Wendy Loundermon, CFO on May 2, 2023.

On June 7, 2023 the Inpixon Board met to discuss the status of the XTI transaction and certain issues that needed to be resolved including in particular how Inpixon will divest the product lines that XTI was not interested in retaining. Mr. Ali advised the Board that he consulted with Inpixon’s bankers on selling these product lines and/or assets to a third party but the feedback was that it would be difficult given the nature of the businesses, obtaining the valuations would be difficult; they would each require different buyers; banking fees would be cost prohibitive relative to the valuations; and the transaction would be unlikely to occur in the time frame required for the XTI transaction. The Board reviewed the financial statements and valuation of these assets and authorized Mr. Ali to pursue the best possible options to resolve this matter.

On June 9, 2023, Inpixon terminated the exclusivity provision of the LOI by written notice to XTI, notwithstanding its intention to continue negotiating towards completion of the merger. Inpixon terminated the exclusivity provision after receiving notification of a demand letter sent by Xeriant Inc. to XTI (see Note 8 — Commitments and Contingencies of XTI’s financial statements included in this proxy statement/prospectus). Inpixon terminated the exclusivity provision because it believed that would be in the best interests of Inpixon and its stockholders, while XTI continued its efforts to resolve the matter amicably.

From June 8, 2023 through July 24, 2023, the Inpixon and XTI management teams, attorneys from Greenberg Traurig LLP and Arnold & Porter LLP, accountants from Marcum LLP and BF Borgers CPA PC and advisors from Maxim Group LLC and Chardan Capital Markets LLC held bi-weekly status calls to work finalize the merger agreement, exhibits, and ancillary agreements. In addition, there were several direct calls between the management teams, primarily Mr. Ali and Mr. Pomeroy to negotiate the final points of the merger agreement. In particular on July 11, 2023, Mr. Ali and Mr. Pomeroy renegotiated certain of the key terms of the transaction, including, but not limited to increasing XTI’s assumed valuation to $300 million based on the recent valuations completed in connection with the fairness evaluation but maintaining the 60/40 equity ratio; eliminating the minimum cash requirement in exchange for a best-efforts raise of up to $10M in cash at closing.

A meeting of the Inpixon Board was held by videoconference on July 13, 2023, at which GVS presented to the Inpixon Board of directors its summary presentation on the valuation methodology, analysis and results for XTI. Representatives of GVS presented an analysis of their valuation of XTI based on various financial methods, including market trading multiples of select public companies in the related VTOL aircraft industry segment, comparable transaction multiples of companies with selected target companies that have been a participant of a merger or acquisition transaction in the related industry, and performed such other studies and analyses as deemed appropriate. GVS also discussed the increase in the valuation range of XTI from their initial draft dated April 14, 2023, which indicated an average valuation of $225 million to $300 million in the final draft resulting in an increase in the market caps of the selected VTOL companies from the initial valuation date to the final report dated July 24, 2023. Discussion and Q&A session ensued after the presentation regarding the profile, size and industry of companies selected by GVS for its comparable company analysis, among other things. At this meeting, representatives of GVS delivered its oral opinion that the merger consideration in GVS’s opinion was fair, from a financial point of view. Such opinion was subsequently confirmed by delivery of a written opinion from GVS dated July 24, 2023.

After GVS’s presentation was completed, Mr. Ali presented the final revised terms of the merger agreement and the reasons for the changes as well as an updated timeline for signing of the merger agreement and next steps. The Board reviewed and followed up with questions for Mr. Ali and Ms. Figueroa.

On July 19, 2023, the XTI Board held a meeting to review and approve the Merger Agreement and certain other ancillary documents including the Note and Security Agreement.

On July 23, 2023, the Inpixon Board held a conference call to review the final merger agreement. The Board adopted the associated board resolutions approving the merger agreement and authorizing Mr. Ali to execute the merger agreement with XTI.

Following the meeting of the Inpixon Board and the meeting of the XTI Board, on July 24, 2023, Inpixon, and XTI executed the merger agreement and the related transaction documentations. Following the execution of the merger agreement, on July 24, 2023, representatives of Arnold & Porter sent to representatives of Greenberg Traurig the executed written consent of the XTI Stockholders constituting the XTI Stockholder Approval, which, among other things, approved the merger agreement and the transactions contemplated thereby.

On July 25, 2023, Inpixon and XTI issued press releases announcing the transaction prior to the commencement of trading of the shares of Inpixon Common Stock on Nasdaq followed by filing a Form 8-K at 5:00 p.m. on July 25, 2023.

Inpixon Reasons for the Merger

The Inpixon Board, in evaluating the transaction with XTI, consulted with its legal advisors, as well as its financial and accounting advisors. In reaching its conclusion (i) that the terms and conditions of the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Inpixon and its stockholders and (ii) to recommend that the stockholders approve the issuance of the shares of Inpixon common stock as contemplated by the terms of the Merger Agreement, the Inpixon Board considered and evaluated a number of factors, including, but not limited to, the material factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the transactions contemplated by the Merger Agreement, the Inpixon Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Inpixon Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Inpixon’s reasons for the consummation of the transactions contemplated by the Merger Agreement and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

For example, the Inpixon Board considered numerous factors, including the material factors set forth below (the order in which the following factors appear does not reflect any relative significance):

•        Leadership team with decades of aviation experience.    XTI’s founding leadership team possesses decades of aviation experience, with a deep expertise, and proven success bringing new aircrafts to market. Collectively, its founding leadership team has taken over 40 aircrafts through the federal aviation administration certification process. The changes to the senior management in connection with the merger, including the departure of our current CEO or other executive officers, and the transition to the new senior management team could result in us experiencing a loss in productivity while the successor obtains the necessary training and experience. However, the Inpixon Board believes that the anticipated consulting arrangement with our current CEO, Mr. Nadir Ali, post-merger, under which he will continue to work with and advise the combined company to ensure its continued success, particularly during the period immediately following the closing of the transaction, will help to ease the difficulties of the transition. The Inpixon Board believes that weighing the risks and benefits, the XTI leadership team, as the successor senior management of the combined company post-merger, ultimately can provide continued success as delivered by our current senior management team.

•        Existing demand for XTI’s TriFan 600.    XTI has secured more than 700 conditional pre-orders and expressions of interest (collectively “pre-orders”) under a combination of aircraft purchase agreements, non-binding reservation deposit agreements, options and letters of intent. These pre-orders represent potential gross revenues of more than $7.0 billion, based on the current list price of $10 million per aircraft assuming the company is able to execute on the development program for the TriFan, secure FAA certification, and deliver these aircraft. For more details regarding the nature of the conditional pre-orders, please see “XTI Business — The Market” and “XTI Business — Key Agreements.” For the risks involved with the conditional pre-orders, please see “Risk Factors — The pre-orders we have received for our aircraft are non-binding, conditional or written expressions of interest and may be terminated at any time prior to execution of a definitive purchase agreement. If these pre-orders are cancelled, modified, delayed or not placed in accordance with the terms agreed with each party, our business, results of operations, liquidity and cash flow will be materially adversely affected,” “Risk Factors — The remainder of the development period for the TriFan 600 may take longer than anticipated” and “Risk Factors — We have a limited operating history and have not yet manufactured any non-prototype aircraft or delivered any aircraft to customers, and we may never develop or manufacture any VTOL aircraft.”

•        Addresses a large and growing market opportunity.    XTI services a number of diverse markets, including the business aircraft market, the helicopter market, emerging urban air mobility market, and emerging regional air mobility market, representing a total addressable market of over $1.15 trillion.

•        Historical and current market price of Inpixon common stock.    Inpixon’s management team believes that the trading price for Inpixon’s common stock has not historically recognized and does not currently recognize the full value of its business. With this transaction, Inpixon stockholders have an opportunity to retain a meaningful ownership interest in a company valued at multiples of Inpixon’s current market cap providing an opportunity for Inpixon stockholders to realize additional value for its investment.

•        Relative value received by Inpixon stockholders. The Inpixon Board and management team analyzed the terms of the proposed business combination with XTI in relation to the other opportunities available to Inpixon and concluded that the post-closing ownership ratios in the combined business would be more beneficial and would deliver more value in the business combination with XTI than in alternative opportunities whereby Inpixon’s stockholders would own significantly less than 40% of the combined company following the consummation of such transactions.

•        Fairness opinion of GVS.    The Inpixon Board considered the opinion delivered by GVS to the Inpixon Board, as of July 24, 2023, and subject to and based upon the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications therein, that the consideration to be received by XTI stockholders pursuant to the Merger Agreement was fair to Inpixon and its stockholders, from a financial point of view. See the section entitled “Opinion of Gemini Valuation Services, LLC.”

The Inpixon Board also considered a variety of risks and other countervailing factors related to the merger including, but not limited to the following:

•        Benefits not achieved.    The risk that the potential benefits of the transaction contemplated by the Merger Agreement may not be fully achieved or may not be achieved within the expected timeframe.

•        Closing Conditions.    The fact that completion of the transactions contemplated by the Merger Agreement are conditioned on the satisfaction of certain closing conditions that are not within Inpixon’s control.

•        Fees and Expenses.    The fees and expenses associated with completing the transactions contemplated by the Merger Agreement.

•        Other Risks.    Various other risks associated with the contemplated transaction, the business of Inpixon and the business of XTI described under the section entitled “Risk Factors.”

In addition, the Inpixon Board considered the interests that its directors and executive officers may have with respect to the merger that are different from or in addition to their interests as Inpixon Stockholders generally, as described under “The Merger-Interests of Inpixon Directors and Executive Officers in the Merger.”

Further, the merger is structured such that the stockholders of Inpixon have the opportunity to approve the issuance of shares to XTI equityholders pursuant to the terms of the merger and the change of control of Inpixon resulting from the merger. The Inpixon Board appointed Kareem Irfan, an independent director of Inpixon, as an unaffiliated representative and liaison for the independent members of the Inpixon Board and stockholders to engage with Inpixon’s management team regarding the merger. Additionally, as more fully described under “Opinion of Gemini Valuation Services,” Inpixon obtained a fairness opinion regarding the merger that evaluated the relative market values of comparable companies and valuations based on comparable transactions.

The Inpixon Board concluded that the potential benefits that it expected Inpixon and its stockholders to achieve as a result of the transactions outweighed the potentially negative factors associated with the transaction. Accordingly, the Inpixon Board determined that the Merger Agreement and the transactions contemplated by the Merger Agreement were advisable, fair to, and in the best interests of, Inpixon and its stockholders.

XTI Reasons for the Merger

For several years preceding the discussions with Inpixon, the XTI board of directors and senior management endeavoured to raise capital for the Company through a variety of sources including private capital, crowd funding and strategic partnerships. In the many months preceding discussions with Inpixon and in the course of deciding to merge with Inpixon, the XTI board of directors and senior management made numerous efforts to raise private capital for the Company with limited success. In 2021 and 2022, we thoroughly considered numerous alternatives that might be available to XTI to meet its capital requirements, with or without the Merger, including an alternative M&A transaction, SPAC mergers and an IPO. Prior to and during discussions with Inpixon, XTI sought advice from, and was advised by, a number of investment bankers on potential private and public sources of capital. We were informed by each that capital raising in the then current market environment, whether by a merger with a SPAC or an IPO, for a development stage, pre-revenue company like XTI would not be feasible given XTI’s large capital needs, long development timeline and lack of a strategic partner.

Specifically with respect to SPAC mergers since late 2021, many have brought minimal capital to their associated business combination targets. Meanwhile, we believe that the traditional IPO market has been even more challenging over the last two years. Compared to the 968 IPOs launched in the U.S. in 2021 (totaling $334.6 billion), there were only 118 IPOs launched in the U.S. in 2022 (totaling $22.9 billion raised) and only 46 IPOs so far this year (total proceeds of $13.5 billion). The traditional IPO process is costly and does not assure a successful capital raise and therefore XTI’s directors and XTI’s senior management felt that a traditional IPO was not a viable option for XTI.

In deciding to enter into the Merger with Inpixon, XTI’s directors and XTI’s senior management concluded that the Merger was the best alternative available to the Company and its stockholders. In reaching this conclusion, the Company considered a wide variety of factors and consulted with its legal counsel and financial advisors. The XTI directors considered numerous factors, including the material factors set forth below (the order in which the following factors appear does not reflect any relative importance):

•        the Merger and listed public company status will potentially expand XTI’s access to both public and private capital to support the development and certification of the TriFan 600 and the range of investors available to XTI as a listed public company, compared to the investors XTI could otherwise attract if it continued to operate without such status;

•        the potential benefits from increased public awareness of XTI and the TriFan 600;

•        the potential increase in shareholder value resulting from being a public company and having comparability with other public companies in the aviation industry;

•        the XTI board of directors’ fiduciary duties to XTI’s stockholders;

•        the opportunity to raise financing for XTI through the Merger;

•        the board of director’s belief that XTI would not be successful raising the needed capital in the current private capital market given the limited success of previous attempts at capital-raising and the large amount of capital required;

•        the board of director’s belief that there was no practical alternative to the Business Combination that could create greater value for XTI’s stockholders, after reviewing the various financing and other strategic options to enhance stockholder value;

•        the expected financial position, operations, management structure and operating plans of the combined company, including access to Inpixon management and staff with experience in public company operations;

•        the loans to be provided by Inpixon pursuant to the terms of the Merger Agreement and the Inpixon Promissory Note;

•        the business, history, operations, financial resources, assets of Inpixon;

•        the availability of appraisal rights under the DGCL to holders of XTI’s capital stock who comply with the required procedures under the DGCL;

•        the terms and conditions of the Merger Agreement, including the following:

•        the determination that the expected relative percentage ownership of Inpixon’s stockholders and XTI’s stockholders in the combined organization was appropriate, based on the XTI board of directors’ judgment and assessment of the approximate valuations of Inpixon (including the value of the net cash Inpixon is expected to provide to the combined organization) and XTI;

•        the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that in the merger the XTI stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•        the nature of the conditions of the obligation of Inpixon to consummate the merger;

•        the rights of XTI under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should XTI receive a superior proposal;

•        the conclusion of the XTI board of directors that the potential termination fees payable by Inpixon or XTI to the other party, and the circumstances when such fee may be payable, were reasonable; and

•        the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•        the shares of Inpixon common stock issued to XTI’s unaffiliated stockholders will be registered on a Form S-4 registration statement and will become freely tradable for such XTI’s stockholders at closing; and

•        the likelihood that the Business Combination will be consummated on a timely basis.

The XTI board of directors also considered a number of uncertainties and risks in its deliberations concerning the Business Combination and the other transactions contemplated by the Merger Agreement, including the following:

•        the possibility that the Business Combination might not be completed and the potential adverse effect of the public announcement of the Business Combination on the reputation of XTI and the ability of XTI to obtain financing in the future in the event the Business Combination` is not completed;

•        the risk that future sales of common stock by existing Inpixon security holders may cause the price of Inpixon common stock to fall, thus reducing the potential value of Inpixon common stock received by XTI stockholders as consideration and the difficulty such decline in value would have on future equity offerings;

•        the potential reduction of Inpixon’s net cash prior to the closing;

•        the risk that the Business Combination might not be consummated in a timely manner or at all;

•        the costs involved in connection with completing the Business Combination, the time and effort of XTI senior management required to complete the merger, the related disruptions or potential disruptions to XTI’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with XTI, and related administrative challenges associated with combining the companies;

•        the additional expenses and obligations to which XTI’s business will be subject following the merger that XTI has not previously been subject to, and the operational changes to XTI’s business, in each case that may result from being a public company;

•        the fact that the representations and warranties in the Merger Agreement do not survive the closing of the merger and the potential risk of liabilities that may arise post-closing; and

•        various other risks associated with the combined organization and the merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive, but summarizes the material factors considered by the XTI board of directors in its consideration of the Merger Agreement and the transactions contemplated. The XTI board of directors concluded that the benefits, advantages and opportunities of the Business Combination outweighed the uncertainties and risks described above. After considering these and other factors, the XTI board of directors unanimously approved the Merger Agreement, the Business Combination and the other transactions contemplated by the Merger Agreement.

Opinion of Gemini Valuation Services

On July 24, 2023, Gemini Valuation Services (“GVS”) rendered its opinion to the Inpixon (“INPX”) board of directors, as to, as of July 24, 2023, the fairness, from a financial point of view, of the contribution made and consideration received by the holders of Inpixon Common Stock pursuant to the Merger Agreement dated July 24, 2023.

The summary of the opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex B to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by GVS in preparing its opinion. The opinion was addressed to the INPX board of directors for the use and benefit of the members of the INPX board (in their capacities as such) in connection with the INPX board’s evaluation of the Merger Agreement. Neither the opinion nor the summary of the opinion and related analyses set forth in this proxy statement/prospectus is intended to and they do not constitute advice or a recommendation to any of the shareholders of INPX or any other security holders as to how such holder should vote or act with respect to any matter relating to the transaction or otherwise. GVS’s opinion should not be construed as creating any fiduciary duty on GVS’s part to INPX, any other party to the Merger Agreement, any security holder of INPX or such other party, any creditor of INPX or such other party, or any other person. GVS’s opinion was just one of the several factors the INPX board took into account in making its determination to approve the Merger Agreement.

GVS’s opinion only addressed whether, as of the date of the opinion, the consideration received by the shareholders of INPX as part of the Merger Agreement, pursuant to the Merger Agreement was fair, from a financial point of view, to INPX shareholders. It did not address any other terms, aspects, or implications of the transaction or the Merger Agreement, including, without limitation, (i) any term or aspect of the transaction that was not susceptible to financial analysis, (iii) fairness to any other security holders of INPX, XTI Aircraft Company (“XTI”) or any other person or any creditors or other constituencies of INPX, XTI or any other person, nor (iv) the fairness of the amount or nature, or any other aspect, of any compensation or consideration payable to or received by any officers, directors, or employees of any parties to the transaction, or any class of such persons, relative to the consideration received by INPX shareholders pursuant to the Merger Agreement, or otherwise. GVS expressed no opinion as to (i) what the value of shares of INPX common stock actually would be when issued to the XTI shareholders in the Merger Agreement, (ii) the price at which shares of XTI common stock or any other security of XTI may be issued or sold in the XTI Private Placement, the price at which shares of INPX common stock or any other security of INPX may be issued or sold in the INPX private placement, or (iii) the prices at which XTI stock or INPX common stock may trade, be purchased or sold at any time.

GVS’s opinion did not address the relative merits of the transaction as compared to any alternative transaction or business strategy that might exist for INPX, or the merits of the underlying decision by the INPX board or INPX to engage in or consummate the transaction. The financial and other terms of the transaction were determined pursuant to negotiations between the parties to the Merger Agreement and were not determined by or pursuant to any recommendation from GVS.

GVS’s analyses and opinion were necessarily based upon market, economic, and other conditions as they existed on, and could be evaluated as of, the date of the opinion. Accordingly, although subsequent developments could arise that would otherwise affect its opinion, GVS did not assume any obligation to update, review, or reaffirm its opinion to the INPX board or any other person or otherwise to comment on or consider events occurring or coming to GVS’s attention after the date of its opinion.

In arriving at its opinion, GVS made such reviews, analyses, and inquiries as GVS deemed necessary and appropriate under the circumstances. Among other things, GVS:

•        Reviewed a draft copy, received by GVS on July 13, 2023, of the Merger Agreement and a final copy of the Merger Agreement, received by GVS on July 24, 2023.

•        Reviewed certain publicly available financial information and other data with respect to XTI that GVS deemed relevant.

•        Reviewed certain other information and data with respect to XTI made available to GVS by INPX, including historical financial statements for FY2019 through FY2022, and other internal financial information furnished to GVS by or on behalf of XTI.

•        Considered and compared the financial and operating performance of XTI with that of companies with publicly traded equity securities that GVS deemed relevant.

•        Considered the publicly available financial terms of certain transactions that GVS deemed relevant.

•        Discussed the business, operations, and prospects of XTI, and the proposed transaction with INPX’s management and certain of INPX’s representatives.

•        Conducted such other analyses and inquiries, and considered such other information and factors, as GVS deemed appropriate.

In arriving at its opinion, GVS, with the INPX board’s consent, relied upon and assumed, without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to GVS or available from public sources, and GVS further relied upon the assurances of INPX’s and XTI’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. GVS also relied upon, without independent verification, the assessments of the management of INPX as to XTI’s existing and future technology, products and services and the validity and marketability of, and risks associated with, such technology, products and services (including, without limitation, the development, testing and marketing of such technology, products and services; the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof; and the life of all relevant patents and other intellectual and other property rights associated with such technology, products and services), and GVS assumed, at the INPX board’s direction, that there would be no developments with respect to any such matters that would adversely affect GVS’s analyses or opinion. GVS is not legal, tax, accounting, environmental or regulatory advisors, and GVS did not express any views or opinions as to any legal, tax, accounting, environmental or regulatory matters relating to INPX, XTI, the transaction or otherwise. GVS understood and assumed that INPX obtained or would obtain such advice as it deemed necessary or appropriate from qualified legal, tax, accounting, environmental, regulatory and other professionals.

GVS did not evaluate the solvency or creditworthiness of INPX, XTI or any other party to the transaction, or whether INPX, XTI or any other party to the transaction is paying or receiving reasonably equivalent value in the transaction under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor did GVS evaluate, in any way, the ability of INPX, XTI or any other party to the transaction to pay its obligations when they come due. GVS did not physically inspect INPX’s or XTI’s properties or facilities and did not make or obtain any evaluations or appraisals of INPX’s or XTI’s assets or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities). GVS did not attempt to confirm whether INPX or XTI had good title to their respective assets. GVS’s role in reviewing any information was limited solely to performing such reviews as it deemed necessary to support its own advice and analysis and was not on behalf of the INPX board, INPX, or any other party.

GVS assumed, with the INPX board’s consent, that the transaction would be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the transaction, no delay, limitation, restriction, or condition would be imposed that would have an adverse effect on INPX, XTI or the transaction. GVS also assumed, with the INPX board’s consent that the transaction would be consummated on the terms set forth in the Merger Agreement, without waiver, modification, or amendment of any term, condition, or agreement thereof material to GVS’s analyses or opinion. GVS also assumed that the representations and warranties of the parties to the Merger Agreement contained therein were true and correct and that each such party would perform all of the covenants and agreements to be performed by it under the Merger Agreement. GVS offered no opinion as to the contractual terms of the Merger Agreement or the likelihood that the conditions to the consummation of the Merger Agreement, set forth in the Merger Agreement, including, without limitation, any of the ancillary transactions, would be satisfied. GVS further assumed that for U.S. federal tax income purposes, the Merger Agreement would qualify as a reorganization within the meaning of Section 368 of the Code.

In connection with preparing its opinion, GVS performed a variety of financial analyses. The following is a summary of the material financial analyses performed by GVS in connection with the preparation of its opinion. It is not a complete description of all analyses underlying such opinion. The preparation of an opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. As a consequence, neither GVS’s opinion nor the respective analyses underlying its opinion is readily susceptible to partial analysis or summary description. In arriving at its opinion, GVS assessed as a whole the results of all analyses undertaken by it with respect to the opinion. While it took into account the results of each analysis in reaching its overall conclusions, GVS did not make separate or quantifiable judgments regarding individual analyses and did not draw, in isolation, conclusions from or with regard to any individual analysis or factor. Therefore, GVS believes that the analyses underlying the opinion must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors underlying the opinion collectively, could create a misleading or incomplete view of the analyses performed by GVS in preparing the opinion.

The implied multiple ranges and implied value reference ranges indicated by GVS’s analyses are not necessarily indicative of actual values nor predictive of future results, which may be significantly more or less favorable than those suggested by such analyses. Much of the information used in, and accordingly the results of, GVS’s analyses are inherently subject to substantial uncertainty.

The following summary of the material financial analyses performed by GVS in connection with the preparation of its opinion includes information presented in tabular format. The tables alone do not constitute a complete description of these analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses GVS performed.

For purposes of its analyses, GVS reviewed a number of financial metrics, including the following:

Equity Value — generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock and minority interests less the amount of cash on its balance sheet).

Unless the context indicates otherwise, (1) share prices for the selected companies used in the selected companies analysis described below were as of July 12, 2023, (2) the relevant values for the selected transactions analysis described below were calculated on an enterprise value basis based on the consideration proposed to be paid in the selected transactions, (3) any estimates of financial performance for the selected companies listed below were based on publicly available research analyst estimates for those companies.

Selected Companies Analysis

GVS considered certain financial data for selected companies with publicly traded equity securities GVS deemed relevant with regards to XTI. The financial data reviewed included equity and enterprise value of these companies. The selected companies with publicly traded equity securities from the vertical take-off and landing (VTOL) aircraft industry were:

Joby Aviation, Inc.
Lilium N.V.
Vertical Aerospace Ltd.
Eve Holding, Inc.
EHang Holdings Limited
Archer Aviation Inc.
Blade Air Mobility, Inc.

GVS looked at the above VTOL companies that are publicly listed and are deemed to be relevant based on their business profiles and financial metrics, including product portfolios, end-markets, customers, size, growth and profitability, among others. GVS believes that the groups of companies listed above have business models similar to those of XTI but noted that none of these companies has the same management, composition, size, operations, financial profile or combination of businesses as XTI.

Ticker	Company Name	Share Price	Market Cap	Enterprise Value	Revenue (LTM)	EBITDA (LTM)
JOBY	Joby Aviation, Inc.	$10.47	$7,066.9	$6,115.3	$0.0	$(371.7)
LILM	Lilium N.V.	$1.70	$685.5	$483.9	$0.0	$(276.6)
EVTL	Vertical Aerospace Ltd.	$1.92	$411.3	$478.1	$0.0	$(96.1)
EVEX	Eve Holding, Inc.	$9.48	$2,551.0	$2,340.1	$0.0	$0.0
EH	EHang Holdings Limited	$18.47	$1,074.4	$1,085.3	$60.7	$(306.7)
ACHR	Archer Aviation Inc.	$4.93	$1,219.9	$788.9	$0.0	$(376.4)
BLDE	Blade Air Mobility, Inc.	$4.09	$299.3	$147.1	$164.8	$(43.7)

Source: Capital IQ. All amounts in millions, except share price.

Based on the management discussion and internal analysis of various factors including intellectual property, product lifecycle stage, historical and current evidences with regards to product development, licenses and partnerships and current business plan, XTI’s enterprise value is using the lower ranges of the equity values from the set of comparable companies. Based on this, the enterprise value for XTI is estimated between $299.3 million and 411.3 million.

Selected Transactions Analysis

GVS considered certain financial data and the financial terms of the following business transactions (a combination of reverse mergers and private placement transactions) GVS deemed relevant for XTI. The financial data reviewed included the equity values (calculated based on the consideration to be paid in the relevant transaction) and the selected transactions were:

Date	Target	Transaction Type	Valuation	Invested Capital	Market Value of Invested Capital Multiple
12-Aug-21	Joby Aviation	Reverse Merger	$4,439	$803	5.5x
14-Sep-21	Lilium	Reverse Merger	$1,767	$392	4.5x
16-Dec-21	Vertical Aerospace	Reverse Merger	$1,697	$35	48.8x
15-Jan-20	Joby Aviation	Series C	$2,010	$138	14.6x
1-Feb-18	Joby Aviation	Series B	$350	$27	12.8x
5-Sep-17	Lilium	Series B	$397	$17	24.1x

Valuation and Invested Capital amounts in millions.

GVS looked at the above transactions in the VTOL industry that are deemed to be relevant based on their business profiles and financial metrics, including product portfolios, end-markets, customers, size, growth and profitability, among others. GVS believes that the groups of companies listed above have business models similar to those of XTI but noted that none of these companies has the same management, composition, size, operations, financial profile or combination of businesses as XTI.

Based on the management discussion and internal analysis of various factors including intellectual property, product lifecycle stage, historical and current evidences with regards to product development, licenses and partnerships and current business plan, XTI’s equity value is estimated between the median and the average equity values from the set of comparable transactions. Based on this, the enterprise value for XTI is estimated between $205.4 million and $275.6 million.

Concluded Equity Value

XTI: Based on the above determined equity value ranges for XTI and averaging the low and high ranges under each valuation method, the enterprise value for XTI is estimated to range between $253.3 million and $343.4 million.

Relative Valuation Analysis

GVS compared the above calculated equity value of XTI against the value of contribution by INPX’s shareholders to the Merger Agreement below.

As part of the Merger Agreement, INPX is offering approximately 60% of post transaction outstanding common stock to the common stockholders and debt holders of XTI while INPX shareholders will retain approximately 40% of the post transaction outstanding common stock.

Based on the above analyses, GVS noted that, the implied contribution made by the holders of INPX Common Stock is lower than the consideration received by the holders of INPX Common Stock pursuant to the Merger Agreement.

Other Matters Relating to GVS’s Opinion

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, GVS did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, GVS made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

The GVS opinion was one of the many factors taken into consideration by INPX’s board of directors in making its determination to approve the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of INPX’s board of directors with respect to the contribution made/consideration received for the shares of INPX Common Stock in the Merger Agreement or of whether INPX’s board of directors would have been willing to agree to different exchange ratio. The contribution made/consideration received for the shares of INPX Common Stock in the Merger Agreement was determined through arm’s- length negotiations between INPX and XTI and was approved by INPX’s board of directors. Neither GVS nor any of its affiliates recommended any specific exchange ratio to INPX or INPX’s board of directors or that any specific exchange ratio constituted the only appropriate exchange ratio for the Merger Agreement.

As part of its financial advisory business, GVS regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements and other purposes. GVS is a recognized advisory firm that has substantial experience in providing financial advice in connection with proposed mergers, acquisitions, sales of companies, businesses and other assets and other transactions. GVS regularly undertakes valuation engagements in connection with public offerings, private placements, business combinations and similar transactions. GVS may provide financial advisory and other financial services to Inpixon and/or XTI or other participants in the merger in the future, for which GVS may receive compensation.

During the two years preceding the date of GVS’ written opinion, GVS has had a commercial and investment banking relationship with Inpixon, for which GVS has received customary compensation in the aggregate amount of $245,000. Such services during such period have included preparing the GVS fairness opinion delivered in connection with Inpixon’s sale of CXApp Holding Corp. to KINS Technology Group Inc. in March 2023, serving as valuation advisor in connection with Inpixon’s acquisition of IntraNav GmbH in December 2021, serving as valuation advisor in connection with the April 2021 settlement of the certain loan made by Inpixon to Sysorex, Inc., serving as valuation advisor in connection with Inpixon’s acquisition of Game Your Game, Inc. in March 2021, and other purchase price allocation or valuation analysis for accounting or audit purposes for a variety of Inpixon businesses.

For services rendered in connection with the delivery of its opinion, Inpixon paid GVS an investment banking fee of $80,000 in two installments: $40,000 at the signing of the engagement letter, which has been fully paid, and the balance of $40,000 paid upon the earlier of a successful transaction closing or 30 days after the signing of the engagement letter, which was also fully paid. No portion of the GVS fee is contingent upon the closing of the merger or upon the conclusions reached in its written opinion. Inpixon also agreed to reimburse GVS for its reasonable out-of-pocket expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify GVS against certain liabilities arising out of its engagement.

Inpixon selected GVS to render a fairness opinion in connection with the Merger based on GVS’s professional qualifications and experience providing similar services to Inpixon on competitive economic terms, as described above.

The GVS opinion does not constitute a recommendation to the Inpixon board of directors or any Inpixon stockholder as to how the Inpixon board of directors, such stockholder or any other person should vote or otherwise act with respect to the merger or any other matter, including whether or not any Inpixon stockholder should enter into any voting, support, stockholder or other agreements, arrangements or understandings in connection with the merger.

Interests of Inpixon Directors and Executive Officers in the Merger

In considering the recommendation of the Inpixon Board with respect to issuing shares of Inpixon common stock as contemplated by the Merger Agreement and the other matters to be acted upon by Inpixon stockholders at the Inpixon special meeting, Inpixon Stockholders should be aware that certain members of the Inpixon Board and certain of Inpixon’s executive officers have interests in the merger that may be different from, or in addition to, the interests of Inpixon stockholders. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The Inpixon Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decisions to approve the Merger Agreement and the merger, and to recommend, as applicable, that Inpixon stockholders approve the proposals to be presented to Inpixon stockholders for consideration at the Inpixon special meeting as contemplated by this proxy statement/prospectus.

Ownership Interests

As of October 24, 2023, Inpixon’s directors and current executive officers beneficially owned, in the aggregate less than 1% of the shares of Inpixon common stock. For more detailed information, see “Principal Stockholders of Inpixon.”

Transaction Bonus Plan

On July 24, 2023, the compensation committee of the Inpixon Board adopted a Transaction Bonus Plan (the “Plan”), which is intended to provide incentives to certain employees and other service providers to remain with Inpixon through the consummation of a Contemplated Transaction or Qualifying Transaction (each as defined below) and to maximize the value of Inpixon with respect to such transaction for the benefit of its stockholders. The Plan will be administered by the compensation committee (the “Committee”). It will automatically terminate upon the earlier of (i) the one-year anniversary of the adoption date, (ii) the completion of all payments under the terms of the Plan, or (iii) at any time by the Committee, provided, however, that the Plan may not be amended or terminated following the consummation of a Contemplated Transaction or Qualifying Transaction without the consent of each participant being affected, except as required by any applicable law.

A “Contemplated Transaction” refers to a strategic alternative transaction including an asset sale, merger, reorganization, spin-off or similar transaction (a “Strategic Transaction”) that results in a change of control as defined in the Plan. A Qualifying Transaction refers to a Strategic Transaction that does not result in a change of control for which bonuses may be paid pursuant to the Plan as approved by the Committee. The merger is expected to qualify as a Contemplated Transaction.

Pursuant to the Plan, in connection with the closing of a Contemplated Transaction or a Qualifying Transaction, the participants will be eligible to receive bonuses as described below.

•        Participants listed on Schedule 1 of the Plan including Inpixon’s named executive officers Nadir Ali, Wendy Loundermon and Soumya Das, will be eligible for a cash bonus equal to 100% of their aggregate annual base salary and target bonus amount in effect as of the closing of a Contemplated Transaction and any applicable Qualifying Transaction, as applicable, provided that the participants must execute a customary release of claims and confidentiality agreement. These bonus amounts will be paid at the closing of each applicable transaction.

•        Participants listed on Schedule 2 of the Plan including Inpixon’s named executive officers Nadir Ali and Wendy Loundermon will be eligible for a cash bonus in an aggregate amount of 4% of the applicable Transaction Value (as defined below), with Mr. Ali and Ms. Loundermon being entitled to 3.5% and 0.5% of such Transaction Value, respectively. These bonus amounts will be paid at the closing of each applicable transaction but the pro rata portion attributable to any deferred payments will be paid when those deferred payments become due, within a maximum period of five years from the closing date. “Transaction Value” means the sum of any cash and the fair market value of any securities or other assets or property received by Inpixon or available for distribution to the holders of Inpixon’s equity securities in connection with the applicable transaction as provided for in the definitive agreement governing the applicable transaction, or such value as shall be designated by the Committee.

•        Participants listed on Schedule 3 of the Plan including Inpixon’s named executive officers Nadir Ali, Wendy Loundermon and Soumya Das, may be eligible for equity-based grants, such as options or restricted stock, on such terms and upon such date as the Committee may determine.

•        In the sole discretion of the Committee, receipt or eligibility for receipt by a participant of a transaction bonus in respect of a Contemplated Transaction shall not preclude such participant from receiving or being eligible to receive an additional transaction bonus in respect of a Qualifying Transaction.

If a participant becomes entitled to any payments or benefits from the Plan or any other amounts (the “Company Payments Relating to the Plan”) that are subject to the Excise Tax, the company will pay the participant the greater of the following amounts: (i) the Company Payments Relating to the Plan, or (ii) one dollar less than the amount of the Company Payments Relating to the Plan that would subject the participant to the tax imposed by Section 4999 of the Internal Revenue Code (the “Code”) (the “Excise Tax”), as mutually agreed between the company and the participant.

The transactions contemplated by the Merger Agreement will constitute a Contemplated Transaction as defined by the Plan, under which the eligible participants of the Plan shall be entitled to a bonus. The Transaction Value as it applies to such transaction is equal to at least $225 million.

The foregoing description of the Inpixon Transaction Bonus Plan does not purport to be complete and is qualified in its entirety by the terms and conditions of the Plan, a copy of which is attached hereto as Exhibit 10.4 and is incorporated herein by reference.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the merger and that is payable or may become payable to Inpixon’s named executive officers. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules.

For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see “Inpixon Executive Compensation.”

Name	Cash ($)	Equity ($)	Perquisites/ Benefits ($)	Total ($)
Nadir Ali	$10,920,000	—	$122,212	$11,042,212
Soumya Das	$612,000	—	$—	$612,000
Wendy Loundermon	$2,025,000	—	$41,344	$2,066,344

Indemnification of the Inpixon Officers and Directors

The Nevada Revised Statutes provide that we may indemnify our officers and directors against losses or liabilities which arise in their corporate capacity. The effect of these provisions could be to dissuade lawsuits against our officers and directors.

The Nevada Revised Statutes Section 78.7502 provides that:

(1)    A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) Is not liable pursuant to NRS 78.138; or (b) Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2)    A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) Is not liable pursuant to NRS 78.138; or (b) Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(3)    To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

The Nevada Revised Statutes Section 78.751 provides that:

(1)    Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to Section 78.751 subsection 2; may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders; (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (c) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

(2)    The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

(3)    The indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and, (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Article X of our Bylaws, as amended, provides that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the Company or is or was serving at the request of the Company or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust, or other enterprise shall be indemnified and held harmless to the fullest extent permissible by the Nevada Revised Statutes from time to time against all expenses, liability and loss (including attorneys’ fees, judgments, fines, and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith, except any expense or payments incurred in connection with any claim or liability established to have arisen out of his own willful misconduct or gross negligence.

See also the undertakings set out in response to Item 22 herein.

The Merger Agreement provides that, for a period of six years following the Effective Time of the merger, Inpixon and the combined company will indemnify each of the current and former directors and officers of Inpixon and XTI as provided in each entity’s articles/certificate of incorporation or bylaws as in effect as of the date of Merger Agreement with respect to matters occurring on or prior to the Effective Time, to the fullest extent permitted by applicable law. Prior to the Effective Time of the merger, each of Inpixon and XTI will cause the directors’ and officers’ liability insurance coverage for the respective existing directors and officers of Inpixon and XTI to be extended with the applicable premiums fully paid, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time.

Continued Service in the Combined Company

Soumya Das, Inpixon’s Chief Operating Officer, is expected to resign as Chief Operating Officer of Inpixon, and be appointed to serve as CEO of the indoor intelligence business. Mr. Das and Kareem Irfan, a current director of Inpixon, are expected to serve as members of the Inpixon Board following the merger.

In addition, at the Effective Time, Inpixon shall enter into consulting agreements with Mr. Ali and Ms. Loundermon, pursuant to which Mr. Ali and Ms. Loundermon will provide advisory services on an independent contractor basis to the combined company’s management based on each individual’s’ knowledge and expertise. The term of the consulting agreements will commence at the Effective Time and continue for one year, unless terminated earlier. Mr. Ali and Ms. Loundermon are expected to receive consideration for their services and be reimbursed for their non-ordinary out-of-pocket expenses reasonably incurred in connection with the services. The consulting agreements will contain non-solicitation and non-competition covenants for the term of the consulting agreement and for one year thereafter.

Form of the Merger

The Merger Agreement provides that at the Effective Time, Merger Sub will be merged with and into XTI. Upon the consummation of the merger, XTI will continue as the surviving corporation and will be a wholly-owned subsidiary of Inpixon.

After completion of the merger, Inpixon is expected to be renamed “XTI Aerospace, Inc.” and be traded on Nasdaq under the symbol “XTIA.”

Merger Consideration and Exchange Ratio

Subject to the terms and conditions of the Merger Agreement, at the Effective Time:

•        each share of XTI common stock outstanding immediately prior to the Effective Time (excluding any shares to be canceled pursuant to the Merger Agreement and shares held by holders of XTI common stock who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in the section entitled “The Merger — Appraisal Rights and Dissenters’ Rights” in this proxy statement/prospectus) will automatically be converted into the right to receive a number of shares of Inpixon common stock equal to the Exchange Ratio as described below. Prior to the Effective Time, subject to obtaining the consent of requisite noteholders, all outstanding XTI convertible notes will be converted into XTI common stock and will participate in the merger on the same basis as the other shares of XTI common stock, except for the Note Amendments;

•        each option to purchase shares of XTI common stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Inpixon and will become an option, subject to any applicable vesting conditions, to purchase shares of Inpixon common stock with the number of shares of Inpixon common stock underlying the unexercised portions of such options and the exercise prices for such options to be adjusted to reflect the Exchange Ratio; and

•        each warrant to purchase shares of XTI common stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Inpixon and will become a warrant to purchase shares of Inpixon common stock with the number of shares of Inpixon common stock underlying such warrants and the exercise prices for such warrants will be adjusted to reflect the Exchange Ratio.

The Exchange Ratio is determined pursuant to the following formula: [((Inpixon Fully-Diluted Shares Outstanding less Inpixon Financing Adjustment Shares) divided by Adjustment Percentage) less (Inpixon Fully-Diluted Shares Outstanding less Inpixon Financing Adjustment Shares)] divided by XTI Fully-Diluted Shares Outstanding.

As used in the Exchange Ratio Formula:

•        “Adjustment Percentage” means 40% less Net Cash Adjustment Percentage less Note Adjustment Percentage.

•        “May 2023 Inpixon Warrants” means the warrants to purchase up to 150,000,000 shares of Inpixon common stock issued on May 17, 2023 (as amended on June 20, 2023), pursuant to the terms and conditions of those certain Warrant Purchase Agreements by and among Inpixon and the parties thereto (as amended on June 20, 2023).

•        “Maxim Shares” means the total number of shares of Inpixon common stock issued or issuable to Maxim Group LLC pursuant to that certain Engagement Letter dated May 16, 2023.

•        “Net Cash Adjustment Percentage” means the percentage determined pursuant to the following formula: a*(b/d), where

a = 0.4%

b = (f – c – e)

c = the principal amount of (i) any outstanding loans or advances made by Inpixon to XTI prior to the date of the Merger Agreement and (ii) any loans or advances made by Inpixon to XTI on a monthly basis up to a total amount of $1,775,000 (or such greater amount as Inpixon agrees), which total amount is outstanding as of immediately prior to the Effective Time (without duplication)

d = $1,000,000

e = Inpixon Net Cash

f = $21,500,000

•        “Note Adjustment Percentage” means the percentage determined pursuant to the following formula: g*(h/i), where

g = 0.3%

h = principal amount of, and the amount of accrued but unpaid interest on, the Streeterville Notes outstanding as of immediately prior to the Effective Time

i = $1,000,000

•        “Inpixon Financing Adjustment Shares” means the number determined pursuant to the following formula: j – k, where

j = Inpixon Financing Shares Issuable

k = Inpixon Financing Shares Issued

•        “Inpixon Financing Shares Issuable” means the total number of shares of Inpixon common stock issued or issuable pursuant to Inpixon Permitted Issuances.

•        “Inpixon Financing Shares Issued” means the total number of shares of Inpixon common stock issued pursuant to Inpixon Permitted Issuances plus shares of Inpixon common stock issuable without payment or potential payment of additional cash consideration upon conversion, exercise or exchange of derivative securities issued pursuant to Inpixon Permitted Issuances with XTI consent to the extent required pursuant to the Merger Agreement.

•        “Inpixon Fully-Diluted Shares Outstanding” means the sum of (i) the total number of shares of Inpixon common stock issued and outstanding immediately prior to the Effective Time, including Inpixon common stock issued on exercise of the May 2023 Inpixon Warrants prior to the Effective Time (for the avoidance of doubt, this clause (i) excludes shares of Inpixon common stock held in “treasury” or directly or indirectly by Inpixon), (ii) the total number of shares of Inpixon common stock issuable upon conversion of Inpixon preferred stock issued and outstanding immediately prior to the Effective Time, (iii) the total number of shares of Inpixon common stock issuable upon exercise of the Inpixon Warrants outstanding immediately prior to the Effective Time (excluding the May 2023 Inpixon Warrants to the extent not exercised prior to the Effective Time), (iv) the total number of shares of Inpixon common stock issuable upon exercise or vesting of the Inpixon Equity Awards outstanding immediately prior to the Effective Time, (v) the Maxim Shares, and (vi) shares of Inpixon common stock issued or issuable without payment or potential payment of additional cash consideration upon conversion, exercise or exchange of derivative securities issued pursuant to Inpixon Permitted Issuances.

•        “Inpixon Permitted Issuances” means the issuance by Inpixon after the date of the Merger Agreement, and prior to the Effective Time, of shares of Inpixon common stock, including pursuant to an at-the-market offering, or derivative Inpixon securities that that by their terms automatically will be converted into or exercised or exchanged for shares of Inpixon common stock prior to the Effective Time, or, if not subject to such automatic conversion, exercise or exchange, subject to prior written approval of XTI, Inpixon derivative securities issued pursuant to one or more capital raising transactions or in consideration of cancellation of indebtedness; provided, however, that Inpixon Permitted Issuances shall not include any issuance of shares of any class or series of capital stock by Inpixon that has preferential rights or privileges as to dividends, distributions, liquidation, dissolution, winding up, redemption, repurchase or any other rights that create a preference relative to the Inpixon common stock.

•        “Streeterville Notes” means those certain Promissory Notes issued to Streeterville Capital, LLC on July 22, 2022 and December 30, 2022.

•        “XTI Derivative Financing Shares Outstanding” means the total number of shares of XTI common stock issuable upon exercise, conversion or exchange of derivative securities issued pursuant to XTI Permitted Issuances with Inpixon consent to the extent required pursuant to the Merger Agreement that remain outstanding at the Effective Time.

•        “XTI Fully-Diluted Shares Outstanding” means the sum of (i) the total number of shares of XTI common stock issued and outstanding immediately prior to the Effective Time, including in respect of XTI Permitted Issuances (for the avoidance of doubt, this clause (i) excludes shares of XTI common stock held in “treasury” or directly or indirectly by XTI), (ii) the total number of shares of XTI common stock issuable upon exercise of assumed XTI warrants outstanding immediately prior to the Effective Time, (iii) the total number of shares of XTI common stock issuable upon exercise of the XTI options outstanding immediately prior to the Effective Time, and (iv) the total number of shares of XTI common stock issuable upon exercise or conversion of XTI convertible notes outstanding immediately prior to the Effective Time and (v) the XTI Derivative Financing Shares Outstanding.

•        “XTI Permitted Issuance” means any issuance by XTI after the date of the Merger Agreement, and prior to the Effective Time, of shares of XTI common stock or derivative XTI securities that by their terms automatically will be converted into or exercised or exchanged for shares of XTI common stock prior to the Effective Time or, if not subject to such automatic conversion, exercise or exchange, XTI derivative securities that have been approved by Inpixon in writing prior to issuance and which Inpixon has agreed in writing to assume at the Effective Time, pursuant to one or more capital raising transactions or in consideration of cancellation of indebtedness; provided, however, that XTI Permitted Issuances shall not include any issuance of any class or series of capital stock by XTI that has preferential rights or privileges as to dividends, distributions, liquidation, dissolution, winding up, redemption, repurchase or any other rights that create a preference relative to the XTI common stock.

Under the Merger Agreement, the Exchange Ratio will be determined in part based on the fully diluted capitalization of each of Inpixon and XTI immediately prior to the Effective Time, provided that, for this purpose the calculation of Inpixon’s fully diluted capitalization will not take into account any shares of Inpixon common stock issuable after the Effective Time for cash consideration upon conversion, exercise or exchange of securities that are permitted to be issued by Inpixon under the Merger Agreement prior to the Effective Time. Under the Merger Agreement, prior to the Effective Time, Inpixon is permitted to issue common stock or securities that are convertible into or exercisable or exchangeable for common stock, for financing or debt cancellation purposes.

The Exchange Ratio will be adjusted to the extent the amount of Inpixon’s net cash immediately prior to the Effective Time (“Inpixon Net Cash”) is greater than or less than $21,500,000 and the extent to which any debt remains outstanding under the promissory notes issued by Inpixon to Streeterville Capital, LLC on July 22, 2022 and December 30, 2022 (the “Streeterville Notes”). Inpixon will use commercially reasonable efforts to deliver Inpixon Net Cash of at least $10,000,000.

Assuming the fully diluted capitalization of Inpixon and XTI immediately prior to the Effective Time is unchanged from the same as of October 24, 2023, the Exchange Ratio is estimated to be 0.081236145 based on Inpixon and XTI’s fully diluted capitalization as of October 24, 2023, the amounts of the other elements defined in the Exchange Ratio Formula as of October 24, 2023, as well as the assumption that Inpixon will deliver an amount of net cash equal to $10 million, assuming that the Inpixon Reverse Stock Split has been implemented immediately prior to the consummation of the merger at a ratio of 1-for-50. Inpixon may effect a reverse stock split at a different ratio, subject to compliance with applicable law, and references in this proxy statement/prospectus to a 1-for-50 reverse stock split are for illustrative purposes only. The Exchange Ratio will be further adjusted if any of the assumptions described above have changed as of the effective time of the merger, including the fully diluted capitalization of the parties, Inpixon’s actual net cash as calculated and as of a time determined in accordance with the Merger Agreement, and the outstanding balance payable under the Streeterville Notes.

Immediately following the Effective Time, Inpixon stockholders as of immediately prior to the Effective Time are expected to own approximately 40% of the issued and outstanding shares of Inpixon common stock, while the XTI stockholders as of immediately prior to the Effective Time are expected to own approximately 60% of the issued and outstanding shares of Inpixon common stock, excluding the impact of additional shares of Inpixon common stock that may be issued upon the exercise or vesting, as applicable, of the combined company’s outstanding shares of preferred stock, warrants, unvested restricted stock and options including the Assumed Options, Warrants and Note.

No fractional shares of Inpixon common stock will be issued in connection with the merger. Any fractional shares of Inpixon common stock resulting from the conversion of XTI common stock into the right to receive a number of shares of Inpixon common stock equal to the Exchange Ratio pursuant to the Merger Agreement will be rounded up to the nearest whole share of Inpixon common stock.

Solutions Divestiture

Upon, prior to or around the Closing, Inpixon will effect transactions for the divestiture of its Shoom, SAVES and Game Your Game lines of business and investment securities, as applicable, by any lawful means, including a sale to one or more third parties or related parties, spin off, plan of arrangement, merger, reorganization, or any combination of the foregoing.

Grafiti Holding Spin-off and Proposed Business Combination between Grafiti Holding and Damon Motors

The following information was previously reported in Inpixon’s Current Report on Form 8-K filed with the SEC on October 23, 2023.

On October 23, 2023, as part of the Solutions Divestiture, Inpixon entered into a Separation and Distribution Agreement with Grafiti Holding Inc., a British Columbia corporation and newly formed wholly-owned subsidiary of Inpixon, pursuant to which Inpixon plans to transfer to Grafiti all of the outstanding shares of Inpixon Limited., a UK limited company that operates Inpixon’s SAVES line of business in the UK, such that Inpixon UK will become a wholly-owned subsidiary of Grafiti. Following the Reorganization and subject to conditions in the Separation Agreement, Inpixon will spin off Grafiti by distributing to Inpixon stockholders and certain securities holders as of a record date to be determined on a pro rata basis all of the outstanding common shares of Grafiti owned by Inpixon, subject to certain lock-up restrictions and subject to registration of the Grafiti Common Shares pursuant to the Securities Exchange Act, or the Securities Act.

On October 23, 2023, Inpixon entered into a Business Combination Agreement, by and among Inpixon, Damon Motors Inc., a British Columbia corporation, Grafiti, and 1444842 B.C. Ltd., a British Columbia corporation and a newly formed wholly-owned subsidiary of Grafiti, pursuant to which it is proposed that Amalco Sub and Damon amalgamate under the laws of British Columbia, Canada with the amalgamated company continuing as a wholly-owned subsidiary of Grafiti. The Damon Business Combination is subject to material conditions, including approval of the Damon Business Combination by securities holders of Damon, approval of the issuance of Grafiti Common Shares to Damon securities holders pursuant to the Damon Business Combination Agreement by a British Columbia court after a hearing upon the fairness of the terms and conditions of the Damon Business Combination Agreement as required by the exemption from registration provided by Section 3(a)(10) under the Securities Act, and approval of the listing of the Grafiti Common Shares on the Nasdaq Stock Market after giving effect to the Damon Business Combination. Upon the consummation of the Damon Business Combination, both Inpixon UK and the Damon Surviving Corporation will be wholly-owned subsidiaries of Grafiti, which will adopt a new name as determined by Damon. Grafiti, after the Damon Closing, is referred to herein as the “Grafiti combined company.” Pursuant to the Damon Business Combination Agreement, the parties will take all necessary action so that at the Damon Closing, the board of directors of the Grafiti combined company will consist of such directors as Damon may determine, subject to the independent requirements under the Nasdaq rules, and provided that at least one director will be nominated by Grafiti.

Holders of Grafiti Common Shares, including Participating Securityholders and management that hold Grafiti Common Shares immediately prior to the Damon Closing, are anticipated to retain approximately 18.75% of the outstanding capital stock of the Grafiti combined company determined on a fully diluted basis, which includes up to 5% in equity incentives which may be issued to Inpixon management.

Inpixon expects that there will be no public trading market for the Grafiti Common Shares unless the Damon Business Combination is consummated.

No securities of Inpixon will be issued in connection with the Damon Business Combination.

Regulatory Approvals

In the United States, Inpixon must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Inpixon common stock and the filing of this proxy statement/prospectus with the SEC.

Notice to XTI Stockholders of Adoption of Merger Agreement by Written Consent

The adoption of the Merger Agreement by XTI’s stockholders required the affirmative vote or written consent by holders of a majority of the issued and outstanding shares of XTI common stock entitled to vote thereon. Following the execution of the Merger Agreement, on July 24, 2023, the David E Brody 2019 Spousal Trust and the Jason S Brody 2019

Trust (collectively, the “Majority Stockholders”), which together on such date beneficially owned 23,450,000 shares of XTI common stock (excluding any warrants held by such stockholders) representing approximately 67.4% of the outstanding shares of XTI common stock, delivered a written consent approving and adopting in all respects the Merger Agreement (the “Written Consent”).

As a result, no further action by any other stockholder of XTI is required under applicable law or the Merger Agreement (or otherwise) to adopt the Merger Agreement, and XTI is not, and will not be, soliciting votes for or consent to the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and will not call a stockholders’ meeting for purposes of voting on the adoption of the Merger Agreement and the approval of the transactions contemplated thereby.

This Registration Statement on Form S-4, including this notice of Written Consent, will be mailed to the stockholders of XTI who have not consented in writing to the actions set forth in the Written Consent and who, if the actions had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been July 24, 2023, the date the executed Written Consent was delivered to the Company to adopt and approve the Merger Agreement, at their address of record on the books and records of XTI.

You are not being asked for a proxy, and you are requested not to send a proxy.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of the material U.S. federal income tax consequences of the merger to U.S. Holders (as defined below) who exchange their XTI common stock for Inpixon common stock in the merger or that exercise dissenters’ rights. The discussion does not purport to be a complete analysis of all potential tax effects to such a U.S. Holder. The effects of other U.S. federal tax laws, such as estate and gift tax laws and any withholding considerations under the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations issued thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith), and any applicable state, local or non-U.S. tax laws are not addressed in this discussion. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. This discussion assumes that the merger will be consummated in accordance with the Merger Agreement and as described in this proxy statement/prospectus.

This discussion is limited to U.S. Holders that hold XTI common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

•        U.S. expatriates and former citizens or long-term residents of the United States;

•        U.S. Holders whose functional currency is not the U.S. dollar;

•        persons holding XTI common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•        banks, insurance companies, and other financial institutions;

•        real estate investment trusts or regulated investment companies;

•        brokers, dealers or traders in securities;

•        “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•        persons for whom XTI common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•        tax-exempt organizations or governmental organizations;

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to XTI common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•        persons deemed to sell XTI common stock under the constructive sale provisions of the Code;

•        persons who hold or received XTI common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•        tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds XTI common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding XTI common stock and the partners in such partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences to them of the merger.

For purposes of this discussion, a U.S. Holder is a beneficial owner of XTI common stock that, for U.S. federal income tax purposes, is:

•        an individual who is a citizen or resident of the United States;

•        a corporation, or entity treated as a corporation, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) over all of its substantial decisions or (ii) that was in existence on August 20, 1996 and has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Holders of XTI common stock who are not U.S. Holders may have different tax consequences than those described below and are urged to consult their own tax advisors regarding the particular tax consequences of the merger to them under U.S. federal income tax laws and the tax laws of any applicable state, local or non-U.S. taxing jurisdiction.

IN ADDITION, IT IS RECOMMENDED THAT ALL HOLDERS CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Federal Income Tax Consequences of the Merger Generally

Inpixon and XTI each intends and expects the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, Inpixon and XTI cannot guarantee that the Internal Revenue Service will not challenge the intended tax treatment of the merger, and that such a challenge will not be successful. Inpixon and XTI have not sought, and do not intend to seek, any ruling from any governmental authority, including the Internal Revenue Service, regarding the U.S. federal income tax consequences of the merger, and as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, any positions contrary to any of the conclusions described herein. If the Internal Revenue Service were to successfully challenge the “reorganization” status of the merger, the tax consequences of the merger could differ from those set forth in this proxy statement/prospectus and a U.S. Holder could be subject to U.S. federal income tax with respect to its receipt of Inpixon common stock in the merger. You should consult your own tax advisor as to the specific tax consequences to you in light of your specific circumstances in the event the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The following discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Tax Consequences to U.S. Holders that Exchange XTI Common Stock for Inpixon Common Stock

If you are a U.S. Holder who exchanges XTI common stock for Inpixon common stock in the merger, the U.S. federal income tax consequences of the merger to you generally will be as follows:

•        a U.S. Holder of shares of XTI common stock will not recognize any gain or loss upon the exchange of such shares for shares of Inpixon common stock in the merger;

•        a U.S. Holder of shares of XTI common stock will have a tax basis in the shares of Inpixon common stock received in the merger equal to the tax basis of the shares of XTI common stock surrendered in exchange therefor;

•        a U.S. Holder of shares of XTI common stock will have a holding period for the shares of Inpixon common stock received in the merger that includes its holding period for its shares of XTI common stock surrendered in exchange therefor; and

•        if a U.S. Holder of shares of XTI common stock acquired different blocks of shares of XTI common stock at different times or at different prices, the shares of Inpixon common stock received in the merger will be allocated pro rata to each block of shares of XTI common stock, and the basis and holding period of such shares of Inpixon common stock will be determined on a block-for-block approach depending on the basis and holding period of each block of shares of XTI common stock exchanged for such shares of Inpixon common stock.

If you acquired different blocks of shares of XTI common stock at different times or at different prices, you should consult your own tax advisor regarding the manner in which your basis and holding period should be allocated among your Inpixon common stock in light of your specific circumstances.

U.S. Holders Exercising Dissenters’ Rights

If a U.S. Holder of XTI common stock exercises dissenters’ rights, the U.S. Holder would exchange all of its XTI common stock for cash. A U.S. Holder that receives only cash in exchange for its XTI common stock generally would recognize gain or loss equal to the difference between the amount of cash received and such U.S. Holder’s adjusted tax basis in its XTI common stock. Except as described below, this gain or loss generally would be capital gain or loss and would be long-term capital gain or loss if the U.S. Holder’s holding period for its shares of XTI common stock at the time of the exchange exceeds one year.

In some cases, if a U.S. Holder of XTI common stock actually or constructively owns shares of Inpixon common stock (other than Inpixon common stock received as consideration in connection with the merger), the U.S. Holder’s gain, if any, that is recognized as a result of exercising dissenters’ rights could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income to the extent of the U.S. Holder’s ratable share of Inpixon’s accumulated earnings and profits (as calculated for U.S. federal income tax purposes). The determination of whether a U.S. Holder will recognize a capital gain or dividend income is complex, depends upon the specific factual circumstances particular to each U.S. Holder, including the application of various constructive ownership rules, and must be determined on a shareholder-by-shareholder basis. Accordingly, each U.S. Holder should consult its own tax advisor as to the tax consequences of the foregoing rules in light of its particular circumstances.

Information Reporting and Backup Withholding

Current Treasury Regulations require certain U.S. Holders who are “significant holders” of XTI common stock to comply with certain reporting requirements in connection with a merger that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Under Treasury Regulation Section 1.368-3, a significant holder includes a person who transfers stock of a target corporation and receives stock of an acquirer in a reorganization transaction if, immediately before the exchange, such person owned at least one percent (by vote or value) of the total outstanding stock of the target corporation (which is not publicly traded). The statement must include, among other things, the significant holder’s tax basis and fair market value of the XTI common stock surrendered in the merger (determined immediately before the merger), the date of the merger, and the name and employer identification number of each party to the merger. U.S. Holders should consult their own tax advisors to determine whether they are required to provide the foregoing statement.

In addition, a U.S. Holder may be subject to information reporting and backup withholding when such holder receives cash as a result of exercising dissenters’ rights. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and:

•        the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•        the holder furnishes an incorrect taxpayer identification number;

•        the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•        the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

The U.S. federal income tax consequences of the merger to a U.S. Holder are complex and will depend on such U.S. Holder’s own tax situation. Accordingly, each U.S. Holder is urged to consult its own tax advisor with respect to the specific tax consequences of the merger to it, taking into account its own circumstances.

Nasdaq Listing

Inpixon common stock currently is listed on Nasdaq under the symbol “INPX.” Inpixon has agreed to use commercially reasonable efforts to (i) maintain its existing listing on Nasdaq until the Effective Time, (ii) to prepare and submit a Nasdaq notification form for the listing of the shares of Inpixon common stock to be issued in connection with the merger, and to cause such shares to be approved for listing (subject to official notice of issuance), and (iii) to file an initial listing application for the combined company’s common stock on Nasdaq and to cause such application to be approved prior to the Effective Time. In addition, under the Merger Agreement, each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties prior to the Closing of various conditions, including that the existing shares of Inpixon common stock must have been continually listed on Nasdaq, and Inpixon must have caused the shares of Inpixon common stock to be issued in the merger to be approved for listing on Nasdaq as of the closing.

Inpixon has filed an initial listing application for the combined company’s common stock with Nasdaq pursuant to Nasdaq “business combination” rules. If such this application is accepted, Inpixon anticipates that the shares of Inpixon common stock will be listed on Nasdaq following the closing under the trading symbol “XTIA.” In order to meet the requirements for listing on Nasdaq, the combined company will be required to satisfy Nasdaq’s initial listing requirements, including the financial and liquidity requirements for the applicable Nasdaq market tier upon which the combined company’s shares will trade following the merger. Certain Nasdaq market tiers and standards require companies seeking to list to demonstrate a minimum “Market Value of Unrestricted Publicly Held Shares” as of the effective time of the closing of a business combination. Per current Nasdaq rules and requirements, the “Market Value of Unrestricted Publicly Held Shares” may not include the value of any securities subject to resale restrictions under Rule 144.

Anticipated Accounting Treatment

The Merger is anticipated to be accounted for using the acquisition method (as a reverse acquisition) in accordance with GAAP. Although Inpixon is the legal acquirer and will issue shares of its common stock to effect the merger with XTI, XTI is considered the accounting acquirer. Under this method of accounting, Inpixon will be treated as the “acquired” company for financial reporting purposes. XTI has been determined to be the accounting acquirer because XTI maintains control of the Board of Directors and management of the combined company. For accounting purposes, the acquirer is the entity that has obtained control of another entity and, thus, consummated a business combination. Under the acquisition method of accounting (as a reverse acquisition), Legacy XTI’s assets and liabilities will be recorded at carrying value and the assets and liabilities associated with Inpixon will be recorded at estimated fair value as of the acquisition date. The excess of the purchase price over the estimated fair values of the net assets acquired, if applicable will be recognized as goodwill. Determination of fair value of certain assets acquired is dependent upon certain valuations that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible assets of Inpixon that exist as of the date of the completion of the transaction. Therefore, the actual purchase price allocation may differ from the amounts reflected in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed consolidated financial statements include the accounts of Inpixon since the effective date of merger and XTI since inception.

Appraisal Rights and Dissenters’ Rights

Dissenters’ Rights of Inpixon Stockholders

Holders of Inpixon common stock are not entitled to rights of dissent or appraisal rights under the Nevada Revised Statutes in connection with the Business Combination or the other Proposals.

Appraisal Rights of XTI Stockholders

XTI stockholders are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The discussion below is not a complete summary regarding XTI stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex C. Stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights. In the event of any inconsistency between the information contained in this summary, and the actual text of Section 262 of the DGCL, the actual text of Section 262 of the DGCL controls. All references in Section 262 and in this summary to a “stockholder” are to the record holder of shares of XTI capital stock unless otherwise expressly noted herein, and all such references to a “beneficial owner” mean a person who is the beneficial owner of shares of XTI capital stock held either in voting trust or by a nominee on behalf of such person unless otherwise expressly noted herein. This summary does not constitute legal or other advice, nor does it constitute a recommendation that XTI stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within ten days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, the effective date of such merger and that appraisal rights are available. XTI’s stockholders adopted the merger by Written Consent on July 24, 2023. For more information, see the section entitled “Notice to XTI Stockholders of Adoption of Merger Agreement by Consent in Lieu of a Meeting” in this proxy statement/prospectus.

Following stockholder approval of the Merger, and no later than 10 days after the effective date of the Merger, XTI will notify its stockholders entitled thereto that the Merger has been approved and that appraisal rights are available to any stockholder who is entitled to exercise appraisal rights, including by not having delivered the Written Consent to the adoption of the Merger Agreement. Such notice may, and, if given on or after the effective date of the Merger, shall, also notify such stockholders of the effective date of the Merger. If such notice did not notify stockholders of the effective date of the Merger, XTI will send a second notice notifying each of the stockholders of XTI that are entitled to appraisal rights of the effective date of the Merger either before the effective date of the Merger or on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with Section 262(d)(2) of the DGCL and any beneficial owner who has demanded appraisal under Section 262(d)(3) of the DGCL. Holders of record or beneficial owners of shares of XTI capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to XTI within 20 days after the date of the giving of this notice of appraisal rights, and that the shares subject to such appraisal demand must not have been voted, including by written consent, in favor of the Merger and adopting the Merger Agreement. A demand for appraisal must reasonably inform XTI of the identity of the stockholder or the beneficial owner and that such stockholder or beneficial owner intends thereby to demand appraisal of the shares of XTI capital stock held by such stockholder or beneficial owner. In addition, in the case of a demand for appraisal made by a beneficial owner, the demand must (1) reasonably identify the holder of record of the shares for which the demand is made, (2) provide documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (3) provide an address at which such beneficial owner consents to receive notices given by XTI and to be set forth on the verified list of persons who have demanded appraisal for their shares pursuant to Section 262(f) of the DGCL. Failure to execute the Written Consent adopting the Merger Agreement will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to XTI Aircraft Company, 7625 S. Peoria Street, Unit D11, Englewood, CO 80112, and should be executed by, or on behalf of, the record holder of shares of XTI Common Stock. ALL DEMANDS MUST BE RECEIVED BY XTI WITHIN 20 DAYS AFTER THE DATE XTI MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of XTI Common Stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of XTI Common Stock.

To be effective, a demand for appraisal by a holder of shares of XTI capital stock or beneficial owner must be made by, or in the name of, the registered stockholder or beneficial owner. In addition, the stockholder or beneficial owner must continuously hold or own, as applicable, the shares from the date of making the demand through the Effective Time.

At any time within 60 days after the Effective Time, any person who has demanded an appraisal, but has neither commenced an appraisal proceeding nor joined an appraisal proceeding as a named party, has the right to withdraw such person’s demand and accept the merger consideration by delivering a written withdrawal to XTI. No appraisal proceeding in the Delaware Court of Chancery, or the Delaware Court, will be dismissed as to any person without the approval of the Delaware Court, with such approval conditioned upon such terms as the Delaware Court deems just, including without limitation, a reservation of jurisdiction for any application to the Delaware Court made pursuant to Section 262(j) for expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal, provided, however, that this provision will not affect the right of any XTI stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the merger consideration within 60 days after the Effective Time.

If, following a demand for appraisal, a person has withdrawn such person’s demand for appraisal in accordance with Section 262, such person will have the right to receive the merger consideration for such person’s shares of XTI capital stock.

Within 120 days after the Effective Time, any person who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger and with respect to which demands for appraisal rights have been received and the aggregate number of stockholders or beneficial owners holding or owning these shares, provided that, where a beneficial owner makes such demand, the record holder of such shares shall not be considered a separate stockholder holding such shares for the purpose of such aggregate number. This written statement will be given to the requesting person within ten days after such person’s written request is received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the Merger, either the surviving corporation or any person who has properly and timely demanded appraisal and otherwise complied with Section 262 may file a petition in the Delaware Court demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a person other than the surviving corporation, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court, and XTI, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court. Accordingly, persons who desire to have their shares of XTI capital stock appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. If, within 120 days after the Effective Time, no petition has been filed as required by Section 262, all rights to appraisal will cease and any person that previously demanded appraisal will become entitled only to the merger consideration under the Merger Agreement.

If a petition for appraisal is duly filed by a person other than the surviving corporation and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all persons who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation, or the verified list. The Delaware Register in Chancery, if so ordered by the Delaware Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving corporation and to all such person set forth on such verified list.

The Delaware Court is empowered to conduct a hearing upon the petition, and to determine those persons who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with that direction, the Delaware Court may dismiss the proceedings as to that person. Upon application by the surviving corporation or any person entitled to participate in the appraisal proceedings, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to appraisal. Any person whose name appears on the verified list may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262.

The appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceedings, the Delaware Court will appraise the “fair value” of the shares taking into account all relevant factors, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, and except as provided in subsection (h) of Section 262, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. However, the surviving corporation has the right, at any time prior to the Delaware Court’s entry of judgment in the proceedings, to make a voluntary cash payment to each stockholder of record and beneficial owner entitled to appraisal. If the surviving corporation makes a voluntary cash payment pursuant to subsection (h) of Section 262, interest will accrue thereafter only on the sum of (1) the difference, if any, between the amount paid by the surviving corporation in such voluntary cash payment and the fair value of the shares as determined by the Delaware Court and (2) interest accrued on the amount of the voluntary cash payment before such payment was made, unless such interest was paid at the time the voluntary cash payment is made. When the value is determined, the Delaware Court will direct the payment of the fair value, with interest thereon accrued during the pendency of the proceeding to the persons entitled to receive the same.

In determining fair value, the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or could be ascertained as of the date of the Merger which throw any light on future prospects of the merged corporation.

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Persons considering exercising appraisal rights should be aware that the fair value of such person’s shares as determined under Section 262 could be more than, the same as, or less than the value that such holder is entitled to receive under the terms of the Merger Agreement.

Moreover, neither Inpixon nor XTI anticipates offering more than the merger consideration to any XTI stockholder or beneficial owner exercising appraisal rights and reserves the right to make a voluntary cash payment pursuant to subsection (h) of Section 262 and to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of XTI capital stock is less than the merger consideration. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court.

Costs of the appraisal proceeding may be determined by the Delaware Court and taxed upon the parties as the Delaware Court deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Upon the application of a person whose name appears on the verified list who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court may order all or a portion of the expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal that were not dismissed or subject to an award pursuant to a reservation of jurisdiction pursuant to subsection (k) of Section 262. In the absence of such a determination or assessment, each party bears its own expenses. Any person who has demanded appraisal rights will not, after the effective time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment to stockholders of record of XTI as of a record date prior to the effective time.

To the extent there are any inconsistencies between the foregoing summary, on the one hand, and Section 262, on the other hand, Section 262 will govern.

Failure to follow the steps required by Section 262 for perfecting appraisal rights will result in the loss of appraisal rights. In view of the complexity of Section 262, persons who may wish to exercise appraisal rights, or preserve their right to do so, should consult their legal advisors.

Please review the information in the sections entitled “The Merger Agreement” on page 103, “Opinion of Gemini Valuation Services” on page 81 and refer to the sections herein describing the business and/or financials of XTI and Inpixon.

Ratification of Prior Corporate Acts of XTI

The XTI Board of Directors determined that it was advisable and in the best interests of XTI and its stockholders to ratify certain corporate actions pursuant to Section 204 of the DGCL in order to cure technical defects in the manner in which such corporate actions were adopted or filed under Delaware law. There are no claims or controversies with respect to the ratified actions and no further action is required by or requested of any XTI stockholder. Under Section 204 of the DGCL, a statutory process exists by which a Delaware corporation can ratify defective corporate acts, retroactive to the date the act was originally taken, if the procedures of Section 204 of the DGCL are followed. No further action by the stockholders of XTI is required under Delaware law in connection with such ratification.

On December 30, 2014, XTI’s Board of Directors adopted resolutions approving an increase to the number of authorized shares of XTI common stock from 100,000 to 100,000,000 shares (the “Amendment”), intending for such increase to become effective on December 31, 2014; however, such increase was not effected pursuant to a duly approved and adopted amendment in accordance with Section 242 of the DGCL, including because a Certificate of Amendment setting forth the Amendment was not filed with the Delaware Secretary of State and because stockholder approval of the Amendment may not have been obtained. On November 10, 2015, XTI filed a Certificate of Validation (the “Prior Validation”) with the Delaware Secretary of State in respect of the Amendment and the issuance of 35,769,565 shares of XTI common stock; however, the ratification of the defective corporate acts for which the filing of the Prior Validation was required may not have been duly approved and adopted in accordance with Section 204 of the DGCL, including because board and stockholder approval thereof was obtained pursuant to a joint consent. Such joint format may not have complied with Sections 141 and 228 of the DGCL and such ratification may not have been approved first by the board and second by the stockholders, as required by Section 204 of the DGCL. As a result, XTI may have issued shares of common stock in excess of the number of shares of common stock that XTI had the power to issue under Section 161 of the DGCL and XTI’s Certificate of Incorporation at the time of such issuances. With respect to shares issued after December 30, 2014, such shares were issued in uncertificated form; however, XTI’s Board of Directors did not provide for the issuance of such shares as uncertificated shares, as required by Section 158 of the DGCL and Section 6.1 of XTI’s Bylaws, and XTI did not give the record holders of such shares the notice described in Section 151(f) of the DGCL. Such shares were registered in electronic form with XTI’s transfer agent at the time. In 2017, XTI replaced its initial transfer agent with ComputerShare which became the exclusive registrar and transfer agent for its common stock. ComputerShare is a global computer service bureau that provides electronic share registry and transfer agent services to corporations. XTI’s Board of Directors also ratified these issuances of uncertificated stock pursuant to Section 204 on July 23, 2023. Moreover, certain of the uncertificated shares were subsequently transferred, and following such transfers, XTI failed to provide the notice described in Section 151(f) of the DGCL.

The defective corporate acts described in the foregoing paragraph were ratified pursuant to Section 204 of the DGCL by XTI’s Board of Directors on October 2, 2023 and the requisite stockholders approved such ratification by written consent in lieu of a meeting on October 2, 2023. Such ratification requires the filing of a Certificate of Correction and a Certificate of Validation with the Delaware Secretary of State.

XTI will be mailing a notice pursuant to Sections 204(g) and 228(e) in respect of the foregoing matters and such notice will include copies of the resolutions adopted by XTI’s Board of Directors pursuant to Section 204 of the DGCL. Any claim that the defective corporate acts (including all putative stock) identified in such resolutions are void or voidable due to the failures of authorization, or any claim that the Court of Chancery of the State of Delaware should declare in its discretion that the ratification not be effective or be effective only on certain conditions, must be brought within 120 days from the date on which such notice is given.

Legal Proceedings Relating to the Merger

On August 21, 2023, a purported Inpixon shareholder filed a lawsuit in the United States District Court for the Northern District of California against Inpixon and its directors. Another shareholder filed a substantially similar suit in the same court against the same parties on August 24, 2023. The cases are styled Busby v. Inpixon, Case No. 3:23-cv-04249 (N.D. Cal.) and Panovski v. Inpixon, Case No. 4:23-cv-04330-KAW (N.D. Cal.). Both suits allege that Inpixon filed a purportedly misleading Form S-4 on August 14, 2023 that omits material information regarding the process leading to the Business Combination and the analysis performed by Inpixon’s financial advisor in connection with the merger. The suits assert claims under Section 14(a) and Section 20 of the Securities Exchange Act and seek injunctive relief, damages, costs, attorneys’ fees, and other relief. Inpixon has also received demand letters from multiple purported Inpixon shareholders alleging that the Form S-4 omits or misstates material information regarding similar topics as alleged in the lawsuits, as well as material information pertaining to other topics, including information pertaining to the compensation and business or financial relationships of Inpixon’s financial advisor for the proposed transaction. The letters demand that Inpixon make supplemental disclosures to correct the alleged misstatements and omissions. It is possible that Inpixon may be named in additional suits or receive additional demand letters containing similar allegations or asserting additional allegations or claims regarding the Business Combination.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Inpixon, XTI or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Inpixon and Merger Sub, on the one hand, and XTI, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Inpixon and XTI do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Inpixon and XTI, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Inpixon, Merger Sub and XTI and are modified by the disclosure schedules.

General

Under the Merger Agreement, at the Effective Time, Merger Sub will merge with and into XTI, with XTI surviving as a wholly-owned subsidiary of Inpixon.

Merger Consideration and Exchange Ratio

Subject to the terms and conditions of the Merger Agreement, at the Effective Time:

•        each share of XTI common stock outstanding immediately prior to the Effective Time (excluding any shares to be canceled pursuant to the Merger Agreement and shares held by holders of XTI common stock who have exercised and perfected appraisal rights or dissenters’ rights as more fully described in the section entitled “The Merger — Appraisal Rights and Dissenters’ Rights” in this proxy statement/prospectus) will automatically be converted into the right to receive a number of shares of Inpixon common stock equal to the Exchange Ratio as described below. Prior to the Effective Time, subject to obtaining the consent of requisite noteholders, all outstanding XTI convertible notes will be converted into XTI common stock and will participate in the merger on the same basis as the other shares of XTI common stock, except for the Note Amendments;

•        each option to purchase shares of XTI common stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Inpixon and will become an option, subject to any applicable vesting conditions, to purchase shares of Inpixon common stock with the number of shares of Inpixon common stock underlying the unexercised portions of such options and the exercise prices for such options to be adjusted to reflect the Exchange Ratio; and

•        each warrant to purchase shares of XTI common stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Inpixon and will become a warrant to purchase shares of Inpixon common stock with the number of shares of Inpixon common stock underlying such warrants and the exercise prices for such warrants will be adjusted to reflect the Exchange Ratio.

The Exchange Ratio is determined pursuant to the following formula: [((Inpixon Fully-Diluted Shares Outstanding less Inpixon Financing Adjustment Shares) divided by Adjustment Percentage) less (Inpixon Fully-Diluted Shares Outstanding less Inpixon Financing Adjustment Shares)] divided by XTI Fully-Diluted Shares Outstanding.

As used in the Exchange Ratio Formula:

•        “Adjustment Percentage” means 40% less Net Cash Adjustment Percentage less Note Adjustment Percentage.

•        “May 2023 Inpixon Warrants” means the warrants to purchase up to 150,000,000 shares of Inpixon common stock issued on May 17, 2023 (as amended on June 20, 2023), pursuant to the terms and conditions of those certain Warrant Purchase Agreements by and among Inpixon and the parties thereto (as amended on June 20, 2023).

•        “Maxim Shares” means the total number of shares of Inpixon common stock issued or issuable to Maxim Group LLC pursuant to that certain Engagement Letter dated May 16, 2023.

•        “Net Cash Adjustment Percentage” means the percentage determined pursuant to the following formula: a*(b/d), where

a = 0.4%

b = (f – c – e)

c = the principal amount of (i) any outstanding loans or advances made by Inpixon to XTI prior to the date of the Merger Agreement and (ii) any loans or advances made by Inpixon to XTI on a monthly basis up to a total amount of $1,775,000 (or such greater amount as Inpixon agrees), which total amount is outstanding as of immediately prior to the Effective Time (without duplication)

d = $1,000,000

e = Inpixon Net Cash

f = $21,500,000

•        “Note Adjustment Percentage” means the percentage determined pursuant to the following formula: g*(h/i), where

g = 0.3%

h = principal amount of, and the amount of accrued but unpaid interest on, the Streeterville Notes outstanding as of immediately prior to the Effective Time

i = $1,000,000

•        “Inpixon Financing Adjustment Shares” means the number determined pursuant to the following formula: j – k, where

j = Inpixon Financing Shares Issuable

k = Inpixon Financing Shares Issued

•        “Inpixon Financing Shares Issuable” means the total number of shares of Inpixon common stock issued or issuable pursuant to Inpixon Permitted Issuances.

•        “Inpixon Financing Shares Issued” means the total number of shares of Inpixon common stock issued pursuant to Inpixon Permitted Issuances plus shares of Inpixon common stock issuable without payment or potential payment of additional cash consideration upon conversion, exercise or exchange of derivative securities issued pursuant to Inpixon Permitted Issuances with XTI consent to the extent required pursuant to the Merger Agreement.

•        “Inpixon Fully-Diluted Shares Outstanding” means the sum of (i) the total number of shares of Inpixon common stock issued and outstanding immediately prior to the Effective Time, including Inpixon common stock issued on exercise of the May 2023 Inpixon Warrants prior to the Effective Time (for the avoidance of doubt, this clause (i) excludes shares of Inpixon common stock held in “treasury” or directly or indirectly by Inpixon), (ii) the total number of shares of Inpixon common stock issuable upon conversion of Inpixon preferred stock issued and outstanding immediately prior to the Effective Time, (iii) the total number of shares of Inpixon common stock issuable upon exercise of the Inpixon Warrants outstanding immediately prior to the Effective Time (excluding the May 2023 Inpixon Warrants to the extent not exercised prior to the Effective Time), (iv) the total number of shares of Inpixon common stock issuable upon exercise or vesting of the Inpixon Equity Awards outstanding immediately prior to the Effective Time, (v) the Maxim Shares, and (vi) shares of Inpixon common stock issued or issuable without payment or potential payment of additional cash consideration upon conversion, exercise or exchange of derivative securities issued pursuant to Inpixon Permitted Issuances.

•        “Inpixon Permitted Issuances” means the issuance by Inpixon after the date of the Merger Agreement, and prior to the Effective Time, of shares of Inpixon common stock, including pursuant to an at-the-market offering, or derivative Inpixon securities that that by their terms automatically will be converted into or exercised or exchanged for shares of Inpixon common stock prior to the Effective Time, or, if not subject to such automatic conversion, exercise or exchange, subject to prior written approval of XTI, Inpixon derivative securities issued pursuant to one or more capital raising transactions or in consideration of cancellation of indebtedness; provided, however, that Inpixon Permitted Issuances shall not include any issuance of shares of any class or series of capital stock by Inpixon that has preferential rights or privileges as to dividends, distributions, liquidation, dissolution, winding up, redemption, repurchase or any other rights that create a preference relative to the Inpixon common stock.

•        “Streeterville Notes” means those certain Promissory Notes issued to Streeterville Capital, LLC on July 22, 2022 and December 30, 2022.

•        “XTI Derivative Financing Shares Outstanding” means the total number of shares of XTI common stock issuable upon exercise, conversion or exchange of derivative securities issued pursuant to XTI Permitted Issuances with Inpixon consent to the extent required pursuant to the Merger Agreement that remain outstanding at the Effective Time.

•        “XTI Fully-Diluted Shares Outstanding” means the sum of (i) the total number of shares of XTI common stock issued and outstanding immediately prior to the Effective Time, including in respect of XTI Permitted Issuances (for the avoidance of doubt, this clause (i) excludes shares of XTI common stock held in “treasury” or directly or indirectly by XTI), (ii) the total number of shares of XTI common stock issuable upon exercise of assumed XTI warrants outstanding immediately prior to the Effective Time, (iii) the total number of shares of XTI common stock issuable upon exercise of the XTI options outstanding immediately prior to the Effective Time, and (iv) the total number of shares of XTI common stock issuable upon exercise or conversion of XTI convertible notes outstanding immediately prior to the Effective Time and (v) the XTI Derivative Financing Shares Outstanding.

•        “XTI Permitted Issuance” means any issuance by XTI after the date of the Merger Agreement, and prior to the Effective Time, of shares of XTI common stock or derivative XTI securities that by their terms automatically will be converted into or exercised or exchanged for shares of XTI common stock prior to the Effective Time or, if not subject to such automatic conversion, exercise or exchange, XTI derivative securities that have been approved by Inpixon in writing prior to issuance and which Inpixon has agreed in writing to assume at the Effective Time, pursuant to one or more capital raising transactions or in consideration of cancellation of indebtedness; provided, however, that XTI Permitted Issuances shall not include any issuance of any class or series of capital stock by XTI that has preferential rights or privileges as to dividends, distributions, liquidation, dissolution, winding up, redemption, repurchase or any other rights that create a preference relative to the XTI common stock.

Subject to adjustment pursuant to the formula for the Exchange Ratio set forth in Exhibit A of the Merger Agreement, the Exchange Ratio will be determined based on the fully diluted capitalization of each of Inpixon and XTI immediately prior to the Effective Time, provided, however, that for this purpose the calculation of Inpixon’s fully diluted capitalization will not take into account any shares of Inpixon common stock issuable after Closing for cash consideration upon conversion, exercise or exchange of derivative securities that are issued by Inpixon in Inpixon Permitted Issuances. “Inpixon Permitted Issuances” are any issuances of common stock or derivative securities by Inpixon for financing or debt cancellation purposes that are permitted under the Merger Agreement and occur after the date of the Merger Agreement but before the Closing.

Assuming the fully diluted capitalization of Inpixon and XTI immediately prior to the Effective Time is unchanged from the same as of October 24, 2023, if Inpixon Net Cash is $10,000,000, the Exchange Ratio would be 0.081236145, and assuming the amount of principal and interest outstanding under the Streeterville Notes is $10,380,000 and the Inpixon Reverse Stock Split is effected immediately prior to the merger at a ratio of 1-for-50. Inpixon may effect a reverse stock split at a different ratio, subject to compliance with applicable law, and references in this proxy statement/prospectus to a 1-for-50 reverse stock split are for illustrative purposes only.

After application of the Exchange Ratio and subject to those certain adjustments described above, Inpixon stockholders immediately prior to the Effective Time will retain approximately 40% of the issued and outstanding capital stock of the combined company and XTI stockholders immediately prior to the Effective Time will retain approximately 60% of the issued and outstanding capital stock of the combined company.

Treatment of Inpixon Equity Awards and Warrants

Inpixon Options and Unvested Restricted Stock

All shares of unvested restricted stock and options to purchase Inpixon common stock outstanding immediately prior to the Effective Time shall remain unaffected by the merger and shall, at the Effective Time, continue to remain outstanding in accordance with the respective terms and conditions as were applicable to each such shares of Inpixon restricted stock and options as set forth in the applicable stock incentive plan and/or other documents evidencing such securities, in each case, immediately prior to the Effective Time.

The number of shares of Inpixon common stock underlying the unvested Inpixon restricted stock and options and the exercise prices for such options will be appropriately adjusted to reflect any Inpixon Reverse Stock Split.

Inpixon Warrants

All warrants to purchase Inpixon common stock outstanding immediately prior to the Effective Time shall remain unaffected by the merger and shall, at the Effective Time, continue to remain outstanding in accordance with the terms and conditions as were applicable to each such warrants as set forth in the applicable warrant agreements and/or other documents evidencing such securities, immediately prior to the Effective Time.

The number of shares of Inpixon common stock underlying the warrants and the exercise prices for such warrants will be appropriately adjusted to reflect any Inpixon Reverse Stock Split.

Each of the holders of the Inpixon January 2019 Warrants (34 shares of common stock are issuable upon the exercise of such warrants at an exercise price of $11,238.75 per share) and August 2019 Warrants (73 shares of common stock are issuable upon the exercise of warrants at an exercise price of $936.5625 per share), each subject to adjustment in proportion to the Inpixon Reverse Stock Split, may, concurrently with, or within 30 days after, the consummation of the merger, require Inpixon to purchase these warrants from the holder by paying to the holder an amount of cash equal to the Black Scholes Value of the remaining unexercised portion of the warrants on the date of the consummation of the merger.

Treatment of XTI Options, Warrants and Convertible Notes

XTI Options

At the Effective Time, each option to purchase shares of XTI common stock outstanding immediately prior to the Effective Time, whether or not vested, will be converted into an option to purchase shares of Inpixon common stock. From and after the Effective Time, each XTI option assumed by Inpixon may be exercised for such number of shares of Inpixon common stock as is determined by multiplying the number of shares of XTI common stock subject to the option by the Exchange Ratio and rounding that result down to the nearest whole number of shares of Inpixon common stock. The per share exercise price of the converted option will be determined by dividing the existing per share exercise price of the option by the Exchange Ratio and rounding that result up to the nearest whole cent. Any restrictions on the exercise of any XTI option assumed by Inpixon will continue following the conversion and the term, exercisability, vesting schedules and other provisions of assumed XTI options will generally remain unchanged; provided, that any XTI options assumed by Inpixon may be subject to adjustment to reflect definitional changes in the applicable terms of the XTI options to reference Inpixon or Inpixon common stock, changes in Inpixon’s capitalization or other similar corporate events that relate to Inpixon or Inpixon common stock after the Effective Time and that the Inpixon Board will succeed to the authority of the XTI Board with respect to each assumed XTI option.

XTI Warrants

At the Effective Time, each warrant to purchase shares of XTI common stock outstanding immediately prior to the Effective Time will be converted into a warrant to purchase shares of Inpixon common stock. From and after the Effective Time, each XTI warrant assumed by Inpixon may be exercised for such number of shares of Inpixon common stock as is determined by multiplying the number of shares of XTI common stock subject to the warrant by the Exchange Ratio and rounding that result down to the nearest whole number of shares of Inpixon common stock. The per share exercise price of the converted warrant will be determined by dividing the existing per share exercise price of the warrant by the Exchange Ratio and rounding that result up to the nearest whole cent. The term, exercisability, and other provisions of assumed XTI warrants will generally remain unchanged; provided, that any XTI warrants assumed by Inpixon may be subject to adjustment to reflect definitional changes in the applicable terms of the XTI warrants to reference Inpixon or Inpixon common stock, changes in Inpixon’s capitalization or other similar corporate events that relate to Inpixon or Inpixon common stock after the Effective Time.

XTI Convertible Notes

Prior to the Effective Time, subject to obtaining the consent of the requisite noteholders, all XTI convertible notes outstanding as of the Closing Date shall be converted into shares of XTI common stock, except for that certain promissory note of XTI, dated April 1, 2023, in the initial principal amount of $1,817,980, which shall have been amended to provide for, upon the Effective Time, the extension of the maturity date to December 31, 2026 and the convertibility of the outstanding principal and interest into Inpixon common stock, and that certain promissory note of XTI held by David Brody, dated December 31, 2021, in the initial principal amount of $1,007,323, which will provide for, at Closing, payment in cash of $507,323 of the principal plus interest accrued to the date of payment, and the conversion of the remaining $500,000 of outstanding principal into Inpixon common stock.

Directors and Officers of Inpixon Following the Merger

Pursuant to the Merger Agreement, each of the current directors and officers of Inpixon who will not continue as directors or officers of Inpixon or the combined company following the consummation of the merger, shall resign effective upon the Closing. Following the Closing, the Inpixon Board is expected to be comprised of five directors. Two of the five directors will have been nominated by Inpixon prior to the Closing, and at least one of which will be an independent director. It is anticipated that Soumya Das and Kareem Irfan will remain as directors of Inpixon following the Closing, and that all other current Inpixon directors will resign as of the Effective Time. Scott Pomeroy is expected to be appointed to the board as Chair of the board of directors. It is anticipated that Scott Pomeroy, David Brody, and one director to be later designated will be appointed to the board of the combined company as designees of XTI. It is anticipated that Inpixon’s executive officers upon the Closing will be Scott Pomeroy as Chief Executive Officer, Brooke Martellaro as Chief Financial Officer, Mara Babin as General Counsel, Soumya Das as Chief Executive Officer of the RTLS Division, and Michael Hinderberger will serve as Chief Executive Officer of XTI Aircraft Company.

Conditions to the Completion of the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Closing, of various conditions, which include the following:

•        obtaining the “required XTI stockholder approval,” whereby the holders of a majority of the outstanding shares of XTI common stock must have adopted and approved the Merger Agreement and the transactions contemplated by the Merger Agreement;

•        obtaining the “required Inpixon stockholder approval,” whereby the holders of Inpixon common stock representing the requisite affirmative vote of the holders of all shares of Inpixon common stock present virtually or by proxy at the Inpixon special meeting and entitled to thereon must have approved the Nasdaq Stock Issuance Proposal, which relates to the issuance of shares of Inpixon common stock on the terms and subject to the conditions of the Merger Agreement (the “Inpixon Stock Issuance”);

•        no order, injunction, statute, rule, regulation or decree shall have been issued, enacted, entered, promulgated or enforced by a governmental entity that prohibits, precludes, restrains, enjoins or makes illegal the consummation of the merger or the Inpixon Stock Issuance;

•        the registration statement on Form S-4, of which this proxy statement/prospectus is a part, must have been declared effective by the SEC under the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order that has not been withdrawn; and

•        the approval of the listing of shares to be issued pursuant to the Merger Agreement of Inpixon common stock on Nasdaq must have been obtained, and Inpixon must have caused the shares of the combined company’s common stock to be approved for initial listing on Nasdaq (subject to official notice of issuance) as of the Closing.

For purpose of the Merger Agreement, “XTI Material Adverse Effect” means (i) a material adverse effect on the business, results of operations, financial condition or assets of XTI, or (ii) a material adverse effect on XTI’s ability to consummate the transactions contemplated in the Merger Agreement; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute an XTI Material Adverse Effect, or be taken into account in determining whether an XTI Material Adverse Effect has occurred: (A) any adverse change, effect, event or occurrence, state of facts or developments as a result of the public announcement or the pendency of the Merger Agreement or the transactions contemplated hereby or any actions required to be taken (or refrained from being taken) in compliance herewith, including any action taken (or omitted to be taken) with the written consent of or at the written request of either Inpixon or Merger Sub, (B) any change in federal, state, non-U.S. or local law, regulations, policies or procedures, or interpretations thereof, GAAP, or regulatory accounting requirements applicable or potentially applicable to the industries in which XTI operates, (C) changes generally affecting the industries in which XTI operates that are not specifically related to XTI and do not have a materially disproportionate adverse effect on XTI, (D) changes in general economic conditions or political conditions, or in the financial, credit or securities markets in general (including changes in the prevailing interest rates, exchange rates or stock, bond and/or debt prices) in the United States, in any region thereof, or in any non-U.S. or global economy that do not have a materially disproportionate adverse effect on XTI, (E) any attack on, or by, outbreak or escalation of hostilities or acts of terrorism (including cyberterrorism) involving, the United States, or any declaration of war by the United States Congress or any hurricane or other natural disaster, or epidemics, pandemics or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States), (F) any failure to meet financial projections, estimates or forecasts for any period (provided, however, that the underlying cause of such failure may, to the extent applicable, be considered in determining whether there has been an XTI Material Adverse Effect), (G) the taking of any action by Inpixon, Merger Sub or any of their respective affiliates (including any breach of the Merger Agreement committed thereby), or (H) any matter set forth in XTI’s disclosure schedule.

For purpose of the Merger Agreement, “Inpixon Material Adverse Effect” means (i) a material adverse effect on the business, results of operations, financial condition or assets of Inpixon and its subsidiaries taken as a whole, or (ii) a material adverse effect on Inpixon’s or Merger Sub’s ability to consummate the transactions contemplated hereby; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute an Inpixon Material Adverse Effect, or be taken into account in determining whether an Inpixon Material Adverse Effect has occurred: (A) any adverse change, effect, event or occurrence, state of facts or developments as a result of the public announcement or the pendency of the Merger Agreement or the transactions contemplated hereby or any actions required to be taken (or refrained from being taken) in compliance herewith, including any action taken (or omitted to be taken) with the written consent of or at the written request of XTI, (B) any change in federal, state, non-U.S. or local law, regulations, policies or procedures, or interpretations thereof, GAAP or regulatory accounting requirements applicable or potentially applicable to the industries in which Inpixon or its subsidiaries operate, (C) changes generally affecting the industries in which Inpixon or its subsidiaries operate that are not specifically related to Inpixon and its subsidiaries and do not have a materially disproportionate adverse effect on Inpixon and its subsidiaries, taken as a whole, (D) changes in general economic conditions or political conditions, or in the financial, credit or securities markets in general (including changes in the prevailing interest rates, exchange rates or stock, bond and/or debt prices) in the United States, in any region thereof, or in any non-U.S. or global economy that do not have a materially disproportionate adverse effect on Inpixon and its subsidiaries, taken as a whole, (E) any attack on, or by, outbreak or escalation of hostilities or acts of terrorism (including cyberterrorism) involving, the United States, or any declaration of war by the United States Congress or any hurricane or other natural disaster, or epidemics, pandemics or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the

United States), (F) any failure to meet financial projections, estimates or forecasts for any period (provided, however, that the underlying cause of such failure may, to the extent applicable, be considered in determining whether there has been an Inpixon Material Adverse Effect), (G) the taking of any action by XTI or any of its affiliates (including any breach of the Merger Agreement committed thereby), (H) any matter set forth in Inpixon’s disclosure schedule; (I) changes in the market price or trading volume of the Inpixon common stock on Nasdaq (it being understood that this does not and shall not be deemed to apply to the underlying cause or causes of any such changes), and (J) any adverse change in Inpixon’s and its subsidiaries’, taken as a whole, financial results that is not materially worse than Inpixon’s historical negative financial results and historical negative trends either (x) reflected in Inpixon’s 2022 annual financial statements included in its annual report on Form 10-K for the year ended December 31, 2022 filed with the SEC on April 17, 2023 (the “2022 Inpixon Annual Report”), in Inpixon’s quarterly report on Form 10-Q for the quarter ended March 31, 2023 filed with the SEC on May 16, 2023 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed with the SEC on August 18, 2023 (the “2023 Inpixon Interim Reports”), or Inpixon’s current report on Form 8-K filed with the SEC on July 25, 2023 (the “July 2023 Current Report”) (y) discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2022 Inpixon Annual Report or the 2023 Inpixon Interim Reports.

In addition, the obligation of Inpixon and Merger Sub to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•        the representations and warranties of XTI shall be true and correct in all material respects on the date of the Merger Agreement and on the Closing Date with the same force and effect except for (i) those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date and (ii) any failure or failures of such representations and warranties to be so true and correct (without giving effect to any qualifications or limitations as to materiality), individually or in the aggregate, have not resulted in or would reasonable be expected to result in a XTI Material Adverse Effect, and Inpixon shall have received a certificate signed on behalf of XTI by its Chief Executive Officer to such effect;

•        XTI shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date, and Inpixon shall have received a certificate signed on behalf of XTI by its Chief Executive Officer to such effect;

•        since the date of the Merger Agreement, there shall not have been any XTI Material Adverse Effect or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have an XTI Material Adverse Effect;

•        the 20-day period during which appraisal must be demanded as contemplated by Section 262(d)(2) of the DGCL shall have concluded and no greater than 5% of the issued and outstanding shares of XTI common stock shall be dissenting shares;

•        the required XTI stockholder approval shall have been obtained by a written consent of XTI’s stockholders (the “XTI Stockholder Consent”) within 24 hours after the execution and delivery of the Merger Agreement and Inpixon shall have received a certificate signed on behalf of XTI by its Chief Executive Officer as to the obtainment of the required XTI stockholder approval;

•        the promissory note of XTI, dated April 1, 2023, in the initial principal amount of $1,817,980 (the “April 1, 2023 Note”), shall have been amended to extend the maturity date thereof until no sooner than December 31, 2026, and such that, upon the Effective Time, it will become convertible into Inpixon common stock, pursuant to such form of amendment as is reasonably acceptable to Inpixon;

•        XTI, Inpixon and their respective successors, assigns and affiliates shall have received an unconditional full release of certain claims against XTI and its affiliates in form and substance acceptable to Inpixon and XTI;

•        XTI shall use commercially reasonable efforts to amend, in form and substance reasonably acceptable to Inpixon, any XTI warrant that, as of the date of this Agreement, requires cash payment to the applicable warrant holder by XTI or its successor as a result of a fundamental transaction such as a merger or reorganization, including the warrants held by Startengine Crowdfunding, Inc., to eliminate such cash payment obligation, and cause such XTI warrants to become assumed XTI warrants; and

•        XTI and Chardan Capital Markets LLC (or its applicable affiliate) shall have amended their fee agreement in form and substance reasonably acceptable to Parent.

In addition, the obligation of XTI to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•        the representations and warranties of Inpixon and Merger Sub shall be true and correct in all material respects on the date of the Merger Agreement and on the Closing Date with the same force and effect except for (i) those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date and (ii) any failure or failures of such representations and warranties to be so true and correct (without giving effect to any qualifications or limitations as to materiality), individually or in the aggregate, have not resulted in or would reasonable be expected to result in an Inpixon Material Adverse Effect, and XTI shall have received a certificate signed on behalf of Inpixon by its Chief Executive Officer to such effect;

•        each of Inpixon and Merger Sub shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date, and XTI shall have received a certificate signed on behalf of Inpixon by its Chief Executive Officer to such effect;

•        since the date of the Merger Agreement, there shall not have been any Inpixon Material Adverse Effect or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have an Inpixon Material Adverse Effect; and

•        with respect to the Streeterville Notes, Inpixon shall have obtained (i) a waiver from Streeterville such that consummation of the Merger in accordance with the Merger Agreement will not constitute a Change of Control (as defined in the Streeterville Notes) under any of the Streeterville Notes; and (ii) approval by Streeterville of the assumption by Inpixon of the April 1, 2023 Note, as amended in accordance with Section 8.2(f) of the Merger Agreement, upon the Effective Time.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Inpixon and XTI for a transaction of this type relating to, among other things:

•        corporate organization, power and similar corporate matters;

•        capitalization;

•        authority to enter into the Merger Agreement and the related agreements;

•        no violations of each party’s agreements as a result of the merger or the Merger Agreement;

•        votes required for completion of the merger and approval of the proposals that will come before the Inpixon stockholder special meeting and that will be the subject of the XTI Stockholder Consent;

•        except as otherwise specifically disclosed pursuant to in the Merger Agreement, the fact that the consummation of the merger would not contravene or require the consent of any third-party;

•        financial statements

•        SEC filings;

•        any brokerage or finder’s fee or other fee or commission in connection with the merger;

•        absence of certain changes or events;

•        legal proceedings;

•        taxes;

•        employee benefit plans;

•        compliance with applicable law;

•        the existence of and validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such material contracts;

•        undisclosed liabilities;

•        ownership of real property and leasehold interests;

•        title to property;

•        insurance;

•        environmental liability;

•        intellectual property;

•        labor matters;

•        transactions with affiliates;

•        accuracy and lack of omission of disclosures in this proxy statement/prospectus;

•        with respect to Inpixon and Merger Sub, no business activities by Merger Sub;

•        with respect to Inpixon and Merger Sub, no ownership of XTI common stock or other agreements with XTI’s directors or officers relating to the merger; and

•        with respect to Inpixon and Merger Sub, sufficiency of assets.

The representations and warranties are, in many respects, qualified by materiality, knowledge and XTI Material Adverse Effect and Inpixon Material Adverse Effect, as applicable, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Inpixon and XTI to complete the merger.

No Solicitation

Each of Inpixon and XTI agreed that during the period commencing on the date of the Merger Agreement and ending on the earlier of the Effective Time or the termination of the Merger Agreement, except as described below, Inpixon and XTI will not, nor will either party authorize its respective subsidiaries, officers, directors, employees, affiliates, agents and representatives to, directly or indirectly:

•        negotiate, authorize, recommend, enter into or propose to enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal (as defined below) (each, an “Alternative Acquisition Agreement”);

•        continue to engage in discussions with any third party concerning any Acquisition Proposal;

•        encourage, solicit or initiate discussions, negotiations or submissions of proposals, indications of interest or offers in respect of an Acquisition Proposal; or

•        furnish or cause to be furnished to any person any information in furtherance of an Acquisition Proposal.

An “Acquisition Proposal” means an inquiry, proposal or offer from, or indication of interest in making a proposal or offer by, any person or group relating to any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement), involving any:

•        direct or indirect acquisition of assets (including any voting equity interests of any subsidiaries, but excluding sales of assets in the ordinary course of business) of XTI and its subsidiary (taken as a whole) or Inpixon and its subsidiaries (taken as a whole), as applicable, equal to 20% or more of the fair market value of XTI’s or Inpixon’s and its subsidiaries’ (taken as a whole), as applicable, consolidated assets or to which 20% or more of XTI’s and its subsidiaries’ (taken as a whole) or Inpixon’s and its subsidiaries’ (taken as a whole), as applicable, net revenues or net income on a consolidated basis are attributable;

•        direct or indirect acquisition of 20% or more of the voting equity interests of XTI or Inpixon, as applicable, or any of XTI’s or Inpixon’s, as applicable, subsidiaries whose business constitutes 20% or more of the consolidated net revenues, net income or assets of XTI and its subsidiary (taken as a whole) or Inpixon and its subsidiaries (taken as a whole), as applicable;

•        tender offer or exchange offer that if consummated would result in any person or group (as defined in Section 13(d) of the Exchange Act) beneficially owning (within the meaning of Section 13(d) of the Exchange Act) 20% or more of the voting power of XTI or Inpixon, as applicable, or any of XTI’s or Inpixon’s, as applicable, subsidiaries whose business constitutes 20% or more of the consolidated net revenues, net income or assets of XTI and its subsidiary (taken as a whole) or Inpixon and its subsidiaries (taken as a whole), as applicable;

•        merger, consolidation, other business combination or similar transaction involving XTI or its subsidiary or Inpixon or any of its subsidiaries, as applicable, pursuant to which such person or group (as defined in Section 13(d) of the Exchange Act) would own 20% or more of the consolidated net revenues, net income or assets of XTI and its subsidiary (taken as a whole) or Inpixon and its subsidiaries (taken as a whole), as applicable;

•        liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), recapitalization or other significant corporate reorganization of XTI or Inpixon, as applicable, or one or more of XTI’s or Inpixon’s, as applicable, subsidiaries which, individually or in the aggregate, generate or constitute 20% or more of the consolidated net revenues, net income or assets of XTI and its subsidiary (taken as a whole) or Inpixon and its subsidiaries (taken as a whole), as applicable; or

•        any combination of the foregoing.

Notwithstanding the foregoing, before obtaining the applicable approvals of the stockholders of XTI or Inpixon required to consummate the merger, as applicable, each party may furnish non-public information regarding such party and its subsidiaries to, and may enter into discussions or negotiations with, any third-party in response to a bona fide acquisition proposal made or received after the date of the Merger Agreement, which such party’s board of directors determines in good faith, after consultation with such party’s financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a “Superior Proposal,” as defined below, if:

•        the Acquisition Proposal was not solicited, initiated, encouraged, facilitated or otherwise obtained in breach, in any material respect, of the non-solicitation provisions of the Merger Agreement described above;

•        such party’s board of directors determines in good faith after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal;

•        such party receives from the third party an executed confidentiality agreement containing provisions as to the treatment of confidential information that are no less favorable in any material respect to the disclosing party than those contained in the confidentiality agreement between Inpixon and XTI (except for such changes necessary for disclosing party to comply with its obligations under the Merger Agreement);

•        such party promptly (and in any event, within 48 hours) furnishes any non-public information provided to the third-party to the other party to the extent not previously furnished; and

•        such party promptly (and in any event, within 48 hours) notifies the other party of its board of directors’ determination.

A “Superior Proposal” means a bona fide written Acquisition Proposal with respect to XTI and its subsidiary (taken as a whole) or Inpixon or its subsidiaries (taken as a whole), as applicable, except that, for purposes of this definition, each reference in the definition of “Acquisition Proposal” to “20%” shall be “50%”, that the XTI Board or the Inpixon Board, as applicable, determines in good faith (after consultation with its outside legal counsel and financial advisor) is more favorable from a financial point of view to the holders of the XTI common stock or the Inpixon common stock, as applicable, than the transactions contemplated by the Merger Agreement, taking into account: (A) all financial considerations; (B) the identity of the third party making such Acquisition Proposal; (C) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Acquisition Proposal; (D) the other terms and conditions of such Acquisition Proposal and the implications thereof on XTI and its subsidiary (taken as a whole) or Inpixon and its subsidiaries (taken as a whole), as applicable, including relevant legal, regulatory and other aspects of such Acquisition Proposal deemed relevant by the XTI Board or the Inpixon Board, as applicable; and (E) any revisions to the terms of the Merger Agreement and the merger proposed by XTI or Inpixon, as applicable, during the notice period described above.

Changes in Board Recommendation

As described above, and subject to the provisions described below, (i) the Inpixon Board recommends that Inpixon Stockholders vote “FOR” all of the proposals described in this proxy statement/prospectus/information and (ii) the XTI Board recommends that XTI Stockholders execute the written consent to approve the merger, the Merger Agreement, and the transactions contemplated therein, substantially in accordance with the terms of the Merger Agreement and the other agreements contemplated by the Merger Agreement.

Except as described below, prior to the Effective Time of the merger or the termination of the Merger Agreement pursuant to its terms, neither the Inpixon Board nor the XTI Board may (i) withdraw or modify the board of directors’ recommendation to Inpixon stockholders (the “Inpixon Recommendation”) or XTI stockholders (the “XTI Recommendation”), as applicable, (ii) submit any Acquisition Proposal to the vote of the Inpixon stockholders or XTI stockholders, as applicable, (iii) fail to include the board of directors’ recommendation in the XTI Board’s solicitation of stockholder written consent or this proxy statement/prospectus, as applicable, (iv) adopt, approve or recommend any Acquisition Proposal, (v) following the initial public announcement of any Acquisition Proposal (other than by the commencement of a tender offer or exchange offer), fail to issue a public press release within 10 business days of such public announcement that the board of directors recommends rejection of such Acquisition Proposal and affirms the Inpixon Recommendation or XTI Recommendation, as applicable, or (vi) following the initial public announcement of any Acquisition Proposal that is structured as a tender offer or exchange offer by a third party for equity securities, fail to recommend against acceptance by the stockholders of such tender offer or exchange offer within 10 business days of commencement of such tender offer or exchange offer, or (vii) publicly announce its intention, authorize or resolve to take, or that it will fail to take, as applicable, any such foregoing actions (any of the foregoing, a “change in recommendation”).

Notwithstanding the restrictions described above, the Merger Agreement provides that, prior to obtaining the required XTI stockholder approval or the required Inpixon stockholder approval, as applicable, the XTI Board or the Inpixon Board, as applicable, may make a change in recommendation in response to a written Acquisition Proposal that such board of directors have determined, in good faith, after consultation with its outside legal counsel and financial advisors, to be a Superior Proposal (provided that such Acquisition Proposal did not arise out of a material breach of the non-solicitation provisions described above).

Each of XTI and Inpixon shall promptly (any in any event, within 48 hours) notify the other party in writing if, from the date of the Merger Agreement, any Acquisition Proposal, or any inquiry, expression of interest, proposal, offer or request for information that would reasonably be expected to result in an Acquisition Proposal, is received by it or any of its representatives, indicating (except to the extent prohibited by applicable law) the identity of the person making such Acquisition Proposal and a description of the material terms and conditions of any such inquiry, expression of interest, proposal, offer or request for information or Acquisition Proposal, and thereafter shall keep the other party reasonably informed of the status and terms of any such Acquisition Proposal.

Meetings of Inpixon Stockholders; Consent of XTI Stockholders

Following the registration statement on Form S-4, of which this proxy statement/prospectus is a part, being declared effective by the SEC, Inpixon is obligated to call, give notice of and hold the Inpixon special meeting for the purposes of considering the approval of, among the other items noted herein, the Inpixon Stock Issuance, and any other proposal that Inpixon and XTI reasonably deem necessary or desirable to consummate the transactions contemplated under the Merger Agreement.

XTI is obligated under the Merger Agreement to obtain written consents of its stockholders sufficient to adopt the Merger Agreement thereby approving the merger and related transactions within 24 hours after the execution of the Merger Agreement. The required XTI stockholder approval by the XTI Stockholder Consent has been obtained.

Covenants; Conduct of Business Pending the Merger

Except as expressly required, contemplated or permitted by the Merger Agreement, as required by law, rule or regulation, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, each of Inpixon and XTI will, and will cause their respective subsidiaries to, conduct its business and operations in the ordinary course and use commercially reasonable efforts to maintain and preserve substantially intact its business organization and the goodwill of those having business or other third-party relationships with it, including any governmental entity, and retain the services of its present officers and key employees.

Inpixon and XTI have also agreed that, except for certain actions expressly permitted in the Merger Agreement and for certain limited exceptions, without the consent of the other party, it will not, nor shall it cause or permit subsidiaries to, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Closing and the termination of the Merger Agreement:

•        adjust, split, combine or reclassify its capital stock;

•        set any record or payment dates for the payment of any dividends or distributions on its capital stock or make, declare or pay any dividend or make any other distribution on any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except that the wholly-owned subsidiary may declare and pay dividends to its parent and other wholly-owned subsidiaries;

•        directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except pursuant to the exercise or vesting any outstanding equity awards as of the date of the Merger Agreement or permitted to be issued thereafter, or the surrender or withholding of shares to cover tax withholding obligations or to pay any applicable exercise price under Inpixon or XTI’s equity incentive plans;

•        grant any stock appreciation rights or grant any person any right to acquire any shares of its capital stock, or issue, or commit to issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale grant, disposition, pledge or other encumbrance of, any additional shares of capital stock, any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any additional shares of capital stock, or any other securities in respect of, in lieu of, or in substitution for, any shares of its capital stock outstanding on the date of the Merger Agreement, except pursuant to the exercise or vesting of any outstanding equity awards as of the date of the Merger Agreement or permitted to be issued thereafter;

•        sell, transfer, mortgage, encumber or otherwise dispose of any of its material assets or material properties to any person (other than a direct wholly-owned subsidiary), by merger, consolidation, asset sale or other business combination (including formation of a joint venture) or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice, disposition of obsolete or worthless assets, or sales of immaterial assets with a purchase price of $250,000;

•        make any investment or acquisition, by purchase or other acquisition of stock or other equity interests, by merger, consolidation, asset purchase or other business combination, or by contributions to capital; or make any material purchases of any property or assets, in or from any other person other than a wholly-owned subsidiary except in the ordinary course of business and in any case, involving consideration not in excess of $1,000,000;

•        enter into, renew, extend, amend or terminate any contract, lease or agreement that is or would be a material contract, except in the ordinary course of business consistent with past practice;

•        other than general pay increases, including in connection with promotions, made in the ordinary course of business consistent with past practice, for employees, directors or independent contractors generally, the payment of transaction-related bonuses to designated employees of Inpixon or as may be provided by any agreement in effect on the date of the Merger Agreement, (i) increase, or commit to increase, the compensation or severance payable (including by granting or increasing the rate or terms of any salary, bonus, pension or other compensation except pursuant to the terms of any benefit plan of Inpixon or XTI), (ii) pay any severance other than in the ordinary course of business consistent with past practice or (iii) except as may be required, or advisable, to comply with applicable law or contract, amend, establish or enter into any benefit plan of Inpixon or XTI, as applicable, or other pension, retirement, profit-sharing, severance, retention or welfare benefit plan or agreement or incentive or employment, agreement with or for the benefit of any employee, director or independent contractor or accelerate the vesting of any stock options or other stock-based compensation;

•        amend its certificate of incorporation, bylaws or similar governing documents or similar organizational documents of any subsidiary;

•        enter into any new material line of business outside of its existing business;

•        assign, transfer, lease, cancel, fail to renew or fail to extend any material permit issued by any governmental entity;

•        incur any indebtedness for borrowed money, issue any debt securities or assume, guarantee or endorse or otherwise become responsible for the obligations of another person, or make any loans, advances of capital contributions to, or investments in, any other person, in each case, except in the ordinary course of business consistent with past practice;

•        make or change any material tax election or settle or compromise any material tax liability of XTI or of Inpixon, as applicable, or with respect to Inpixon, any of its subsidiaries;

•        make any material changes in its accounting methods or method of tax accounting, practices or policies, except as may be required under applicable law, rule, regulation or GAAP;

•        effect or permit, with respect to XTI or Inpixon, as applicable, and with respect to Inpixon, any of its subsidiaries, a “plant closing” or “mass layoff”, as such terms are defined under the Worker Adjustment and Retraining Act of 1988, as amended;

•        account for, manage or treat accounts receivable (including accelerating the collection thereof) or accounts payable (including delaying the payment thereof) in any manner other than in the in the ordinary course of business consistent with past practice;

•        except as permitted by the Merger Agreement, take any action that is intended or would reasonably be expected to result in any of the conditions to the merger not being satisfied;

•        agree to, or make any commitment to, take or announce any of the actions prohibited as described above.

Other Covenants and Agreements

•        Inpixon will amend its articles of incorporation upon the Effective Time to change its name to XTI Aerospace, Inc.;

•        From the date of the Merger Agreement until the Closing, each of XTI and Inpixon promptly shall provide advance written notice of, and to obtain the other party’s written consent to, each other of any XTI Permitted Issuances (as defined in the Merger Agreement) or Inpixon Permitted Issuances, as the case may be, and, only with respect to the issuance by XTI or Inpixon of any derivative securities requiring the other’s consent pursuant to the Merger Agreement, as the case may be, obtain the other’s advance written consent thereto;

•        as promptly as practicable following the date of the Merger Agreement, Inpixon and XTI agreed to cooperate to prepare and file with the SEC the registration statement, to which this proxy statement/prospectus is a part, to register with the SEC the shares of Inpixon common stock issuable pursuant to the Inpixon Stock Issuance, which will be sent to Inpixon’s stockholders in connection with the Inpixon special meeting to solicit proxies from Inpixon stockholders to vote at the Inpixon special meeting in favor of the Inpixon Stock Issuance and any other proposals the parties to the Merger Agreement deem necessary or desirable to consummate the merger and the related transactions contemplated by the Merger Agreement;

•        Inpixon and XTI will provide access to books and records and furnish relevant information to the other party, subject to certain limitations and confidentiality provisions;

•        Inpixon will use commercially reasonably efforts to enter into employment or consulting agreements with certain key employees and consultants;

•        Inpixon will take all actions reasonably necessary, proper or desirable to consummate the Solutions Divestiture;

•        for a period of six years after the Closing, Inpixon will indemnify each of the current and former directors and officers of Inpixon and XTI to the fullest extent permitted under the DGCL and will maintain directors’ and officers’ liability insurance for the directors and officers of Inpixon and XTI;

•        Inpixon Board and XTI Board will take all steps reasonably required to cause the transactions contemplated by the Merger Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•        Inpixon and XTI will use its reasonable best efforts to take such actions so as to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code;

•        Inpixon will amend its bylaws to provide a classified board with three classes;

•        XTI will deliver its audited balance sheet as of December 31, 2021 and 2022 and audited statements of operations, cash flows and stockholders’ equity for the year ended December 31, 2021 and 2022 audited in accordance with PCAOB standards and any unaudited interim financial statements required by the registration statement, to which this proxy statement/prospectus is a part;

•        Inpixon will be permitted to pay transaction-related bonuses to certain employees;

•        Inpixon will use its reasonable best efforts to cause, at or prior to the Effective Time, each outstanding share of Inpixon preferred stock to be redeemed or otherwise converted into or exchanged for Inpixon common stock;

•        On the first calendar day of the month following the date of the Merger Agreement and on the first calendar day of each month thereafter until the earlier of (i) four months following the date of the Merger Agreement and (ii) the Closing Date, Inpixon will provide loans to XTI on a senior secured basis, in such amounts requested by XTI in writing prior to the first calendar day of each such month, each such monthly loan to be in the principal amount of up to $500,000 (up to a total of $1,775,000 or such greater amount as Inpixon shall otherwise agree in its sole and absolute discretion) by wire transfer of immediately available funds, such Future Loans and security to be evidenced by a Promissory Note and a Security Agreement, respectively;

•        Inpixon will file a registration statement under the Securities Act as soon as commercially practicable, and in any event, no later than ten Business Days, following the Closing, registering the resale of all shares of Inpixon Common Stock issued as Merger Consideration that are not registered on the Form S-4, and shall use its reasonable best efforts to cause such registration statement to be declared effective by the SEC as soon as commercially practicable following the initial filing thereof; and

•        Inpixon will use commercially reasonable efforts to consummate Parent Permitted Issuances prior to the Closing Date for aggregate gross cash proceeds of at least $10,000,000.

Termination

The Merger Agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:

•        by mutual written consent of Inpixon and XTI;

•        by either Inpixon or XTI if the transactions contemplated by the Merger Agreement shall not have been consummated by December 31, 2023 (the “Outside Date”); provided, however, that if by the Outside Date, all of the closing conditions have been satisfied except for obtaining the required Inpixon stockholder approval or any other required consent or authorization from any governance entity, the Outside Date may be extended for one or more periods of up to 30 days per extension by each of Inpixon or XTI up to an aggregate extension so that the Outside Date, as so extended, shall not be later than April 1, 2024; and provided, further, that the right to terminate the Merger Agreement will not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in the Merger Agreement has been the cause of, or resulted in, the failure of the merger to be consummated on or before the Outside Date;

•        by either Inpixon or XTI if the Inpixon special meeting shall have been held and completed, the Inpixon stockholders shall have taken a final vote on the Inpixon Stock Issuance, and the required Inpixon stockholder approval shall not have been obtained;

•        by either Inpixon or XTI if the XTI Stockholder Consent shall not have been obtained within 72 hours after the execution and delivery of the Merger Agreement;

•        by either Inpixon or XTI if any governmental entity of competent jurisdiction shall have issued or entered any law or order making illegal, permanently enjoining, or otherwise permanently prohibiting the merger or any of the other transactions contemplated by the Merger Agreement, provided, however, that the right to terminate the Merger Agreement will not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in the Merger Agreement has been the cause of, or resulted in, the issuance or entry of any such law or order;

•        by XTI, if

•        the Inpixon Board shall have made a change in recommendation;

•        Inpixon shall have breached or failed to perform in any material respect any of its covenants and agreements regarding the Inpixon special meeting or non-solicitation;

•        if prior to the receipt of the required XTI stockholder approval, the XTI Board authorizes the XTI, in full compliance with the terms of the Merger Agreement, to enter into an Alternative Acquisition Agreement in respect of a Superior Proposal; provided, that XTI shall have paid any termination fee required in the Merger Agreement, and at the times, specified therein; provided, further, that in the event of such termination, XTI substantially concurrently enters into such Alternative Acquisition Agreement;

•        if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of Inpixon set forth in the Merger Agreement (other than with respect to a breach of the provisions regarding the Inpixon special meeting or non-solicitation) such that the conditions to the Closing would not be satisfied and, cannot be cured by Inpixon or, if capable of being cured, shall not have been cured by the later of (A) the Outside Date and (B) the date that is 30 days following receipt of written notice from XTI describing such breach or failure in reasonable detail; provided, however, XTI shall have given Inpixon at least 30 days written notice prior to such termination stating XTI’s intention to terminate the Merger Agreement; provided, further, XTI shall not have the right to terminate the Merger Agreement if XTI is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured;

•        by Inpixon, if

•        the XTI Board shall have made a change in recommendation;

•        XTI shall have breached or failed to perform in any material respect any of its covenants and agreements regarding the XTI Stockholder Consent and non-solicitation;

•        if prior to the receipt of the required Inpixon stockholder approval, the Inpixon Board authorizes Inpixon, in full compliance with the terms of the Merger Agreement, to enter into an Alternative Acquisition Agreement in respect of a Superior Proposal; provided, that Inpixon shall have paid any termination fee required in the Merger Agreement, and at the times, specified therein; provided, further, that in the event of such termination, Inpixon substantially concurrently enters into such Alternative Acquisition Agreement;

•        if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of XTI set forth in the Merger Agreement (other than with respect to a breach of the provisions regarding the XTI Stockholder Consent or non-solicitation) such that the conditions to the Closing would not be satisfied and, cannot be cured by Inpixon or, if capable of being cured, shall not have been cured by the later of (A) the Outside Date and (B) the date that is 30 days following receipt of written notice from Inpixon describing such breach or failure in reasonable detail; provided, however, Inpixon shall have given XTI at least 30 days written notice prior to such termination stating Inpixon’s intention to terminate the Merger Agreement; provided, further, Inpixon shall not have the right to terminate the Merger Agreement if Inpixon is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured.

Termination Fee

Fee payable by Inpixon

Inpixon must pay XTI a termination fee of $2,000,000, if:

•        the Merger Agreement is terminated by XTI because Inpixon conducts a change in recommendation or in material breach of its covenants and agreements regarding the Inpixon special meeting or non-solicitation, in which case the maturity date in respect of Future Loans and Existing Loans would be extended to December 31, 2024;

•        the Merger Agreement is terminated by Inpixon because Inpixon adopts a Superior Proposal, in which case the Future Loans and Existing Loans would be forgiven and the related security interest would be released;

•        the Merger Agreement is terminated (i) by XTI because of Inpixon’s breach, provided, however, that the required Inpixon stockholder approval shall not have been obtained, or (ii) by XTI or Inpixon because of the expiration of the Outside Date, provided, however, that the required Inpixon stockholder approval shall not have been obtained, and, in each of the cases described above: (a) prior to such termination, an Acquisition Proposal with respect to Inpixon (all references in the definition of Acquisition Proposal to 20% shall be deemed to be references to “more than 50%” instead) shall have been publicly disclosed and not withdrawn, and (b) within 12 months following the date of the termination of the Merger Agreement, Inpixon shall have entered into a definitive agreement with respect to any Acquisition Proposal, or any Acquisition Proposal shall have been consummated (in each case, whether or not such Acquisition Proposal is the same as the original Acquisition Proposal made, communicated or publicly disclosed), then the Termination Fee is required immediately prior to and as a condition to consummating such transaction.

Fee payable by XTI

XTI must pay Inpixon a termination fee of $2,000,000, if

•        the Merger Agreement is terminated by Inpixon because XTI conducts a change in recommendation or in material breach of its covenants and agreements regarding the XTI Stockholder Consent or non-solicitation;

•        the Merger Agreement is terminated by XTI because XTI adopts a Superior Proposal, in which case XTI will pay to Inpixon, within three business days, all outstanding principal and accrued but unpaid interest in respect of the Future Loans and the Existing Loans, together with any outstanding fees and expenses payable by XTI to Inpixon;

•        the Merger Agreement is terminated (i) by Inpixon because of XTI’s breach, provided, however, that the required XTI stockholder approval shall not have been obtained, or (ii) by XTI or Inpixon because of the expiration of the Outside Date, provided, however, that the required XTI stockholder approval shall not have been obtained, and, in each of the cases described above: (a) prior to such termination, an Acquisition Proposal with respect to XTI (all references in the definition of Acquisition Proposal to 20% shall be deemed to be references to “more than 50%” instead) shall have been publicly disclosed and not withdrawn, and (b) within 12 months following the date of the termination of the Merger Agreement, XTI shall have entered into a definitive agreement with respect to any Acquisition Proposal, or any Acquisition

Proposal shall have been consummated (in each case, whether or not such Acquisition Proposal is the same as the original Acquisition Proposal made, communicated or publicly disclosed), then the Termination Fee is required immediately prior to and as a condition to consummating such transaction.

Amendment

The Merger Agreement may be amended by the parties at any time if such amendment is in writing, is approved by the boards of directors of each party to the Merger Agreement and is signed by each party to the Merger Agreement, except that after receipt of the required XTI stockholder approval, no amendment which by law or in accordance with the rules of any relevant stock exchange requires further approval by the stockholders of XTI may be, shall be made without such further approval.

MATTERS BEING SUBMITTED TO A VOTE OF INPIXON STOCKHOLDERS

Proposal No. 1: The Nasdaq Stock Issuance Proposal

At the Inpixon special meeting, Inpixon stockholders will be asked to approve the issuance of Inpixon common stock to XTI equityholders pursuant to the Merger Agreement and the change of control of Inpixon resulting from the merger.

Assuming the fully diluted capitalization of Inpixon and XTI immediately prior to the Effective Time is unchanged from the same as of October 24, 2023, the Exchange Ratio is estimated to be 0.081236145 based on Inpixon and XTI’s fully diluted capitalization as of October 24, 2023, the amounts of the other elements defined in the Exchange Ratio Formula as of October 24, 2023, as well as the assumption that Inpixon will deliver an amount of net cash equal to $10 million and that the Inpixon Reverse Stock Split will be effected immediately prior to the consummation of the merger at a ratio of 1-for-50. Inpixon may effect a reverse stock split at a different ratio, subject to compliance with applicable law, and references in this proxy statement/prospectus to a 1-for-50 reverse stock split are for illustrative purposes only. The Exchange Ratio will be further adjusted if any of the assumptions described above have changed as of the effective time of the merger, including the fully diluted capitalization of the parties, Inpixon’s actual net cash as calculated and as of a time determined in accordance with the Merger Agreement, and the outstanding balance payable under the Streeterville Notes. Immediately following the Effective Time, Inpixon stockholders are expected to own approximately 40% of the issued and outstanding shares of Inpixon common stock, while XTI stockholders immediately prior to the Effective Time are expected to own approximately 60% of the issued and outstanding shares of Inpixon common stock, excluding the impact of additional shares of Inpixon common stock that may be issued upon the exercise or vesting, as applicable, of the combined company’s outstanding shares of preferred stock, warrants, unvested restricted stock and options including the Assumed Options, Warrants and Note following the Closing.

Nasdaq Listing Rule 5635(a)(1) requires a company listed on Nasdaq to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of the stock or assets of another company, if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of the shares of Inpixon common stock in the merger will exceed the 20% threshold under the Nasdaq Listing Rules. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Inpixon must obtain the approval of Inpixon Stockholders for the issuance of these shares in the merger.

Nasdaq Listing Rule 5635(b) requires a company listed on Nasdaq to obtain stockholder approval prior to an issuance of securities that will result in a “change of control” of the company. Although Nasdaq has not adopted any rule as to what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. In addition, Inpixon expects that the staff of Nasdaq will deem the merger to be a “change of control.” Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Inpixon must obtain the approval of Inpixon stockholders for the potential change in control of Inpixon resulting from the merger.

The terms of, reasons for and other aspects of the Merger Agreement, the merger, the issuance of Inpixon common stock to XTI equityholders pursuant to the Merger Agreement and the resulting change of control are described in detail in the other sections in this proxy statement/prospectus.

Vote Required

The affirmative vote of a majority of the votes cast by the holders of Inpixon common stock present virtually or by proxy at the Inpixon special meeting and entitled to vote on the matter is required for approval of the Nasdaq Stock Issuance Proposal. Abstentions and broker non-votes will have no effect on this proposal.

Recommendation of Inpixon Board

THE INPIXON BOARD RECOMMENDS THAT INPIXON STOCKHOLDERS VOTE “FOR” THE NASDAQ STOCK ISSUANCE PROPOSAL TO APPROVE THE ISSUANCE OF INPIXON COMMON STOCK TO XTI EQUITYHOLDERS PURSUANT TO THE MERGER AGREEMENT AND THE CHANGE OF CONTROL OF INPIXON RESULTING FROM THE MERGER. THE MERGER CANNOT BE CONSUMMATED WITHOUT THE APPROVAL OF THE NASDAQ STOCK ISSUANCE PROPOSAL.

Proposal No. 2: The Transaction Bonus Plan Proposal

General

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Inpixon provide stockholders with the opportunity to vote to approve, on non-binding, advisory basis, the payment of certain compensation that will or may become payable by Inpixon to its named executive officers in connection with the merger, as disclosed in the section titled “The Merger — Interests of Inpixon Directors and Executive Officers in the Merger.”

Upon the consummation of the merger, it is expected that each of the Inpixon named executive officers will be terminated without cause. Therefore, Inpixon is asking stockholders to indicate their approval of the compensation that will or may become payable by Inpixon to its named executive officers in connection with the merger. These payments are set forth in the section titled “The Merger — Interests of Inpixon Directors and Executive Officers in the Merger,” and the accompanying footnotes. In general, the employment agreements, equity awards and other arrangements including the Transaction Bonus Plan pursuant to which these compensation payments may be made have formed a part of Inpixon’s overall compensation program for its named executive officers. These employment agreements, equity awards and other arrangements including the Transaction Bonus Plan were adopted and approved by the compensation committee of Inpixon, which is composed solely of non-management directors, by the Inpixon board of directors and by the stockholders of Inpixon in its annual non-binding say-on-pay votes, where applicable, and are believed to be reasonable and in line with marketplace norms.

Accordingly, Inpixon is asking the stockholders of Inpixon to approve, on a nonbinding, advisory basis, the compensation that will or may become payable by Inpixon to its named executive officers that is based on or otherwise relates to the merger as disclosed pursuant to Item 402(t) of Regulation S-K in the section titled “The Merger — Interests of Inpixon Directors and Executive Officers in the Merger.”

Stockholders of Inpixon should note that this proposal is not a condition to the closing of the merger, and as an advisory vote, the result will not be binding on Inpixon, its board of directors or the named executive officers. Further, the underlying employment agreements, equity awards and other arrangements including the Transaction Bonus Plan are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the merger is consummated and Inpixon’s named executive officers cease to be employed in connection with the merger, the named executive officers will be eligible to receive the compensation that is based on or otherwise relates to the merger in accordance with the terms and conditions applicable to the underlying employment agreements, equity awards and other arrangements including the Transaction Bonus Plan Inpixon entered into with these named executive officers.

Vote Required

The affirmative vote of a majority of the votes cast by the holders of Inpixon common stock present virtually or by proxy at the Inpixon special meeting and entitled to vote on the matter is required for approval of the Transaction Bonus Plan Proposal. Abstentions and broker non-votes will have no effect on this proposal.

Recommendation of Inpixon Board

THE INPIXON BOARD RECOMMENDS THAT INPIXON STOCKHOLDERS VOTE “FOR” the Transaction Bonus Plan Proposal TO APPROVE ON A NON-BINDING ADVISORY VOTE BASIS, COMPENSATION THAT WILL OR MAY BECOME PAYABLE BY INPIXON TO ITS NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER.

Proposal No. 3: The Director Election Proposal

Inpixon’s business affairs are managed under the direction of Inpixon’s Board, which is currently composed of five members. Three of Inpixon’s directors are independent according to the independent director requirements of Nasdaq. Inpixon’s directors serve for one-year terms.

At the Inpixon special meeting, Inpixon stockholders will be asked to elect the following five directors to serve until the 2024 annual meeting of Inpixon stockholders or until their successors are duly elected and qualified:

•        Nadir Ali

•        Wendy Loundermon

•        Leonard Oppenheim

•        Kareem Irfan

•        Tanveer Khader

If a quorum is present at the Inpixon special meeting, then nominees will be elected by a majority of the votes cast by the holders of shares present virtually or represented by proxy and entitled to vote at the meeting. There is no cumulative voting in the election of Inpixon directors.

In the event that any nominee for any reason is unable to serve, or for good cause will not serve, the proxies will be voted for such substitute nominee as the Inpixon Board may determine. We are not aware of any nominee who will be unable to serve, or for good cause will not serve, as a director.

Unless otherwise provided by law, any vacancy on the Inpixon Board may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. A vacancy in the Inpixon Board created by the removal of a director, and not otherwise filled by the remaining directors, may be filled by the vote of a plurality of the votes cast at the annual meeting of the stockholders or at a duly called special meeting at which a quorum is present, or by the written consent of the holders of a majority of the outstanding Inpixon shares.

The relevant experiences, qualifications, attributes or skills of each nominee that led the Inpixon Board to recommend the above persons as a nominee for director are described in the section entitled “Inpixon Executive Officers, Directors and Corporate Governance.”

Inpixon stockholders should understand, however, that if the Business Combination is consummated, the effect of the approval of the director nominees named in the Director Election Proposal will be limited because the composition of the Inpixon Board will be reconstituted upon completion of the Business Combination, in accordance with the Merger Agreement. For more information regarding the expected directors of the combined company, please see the section titled “Management of the Combined Company Following the Merger.”

Vote Required

The nominees will be elected by a majority of the votes cast by the holders of Inpixon common stock entitled to vote at the Inpixon special meeting present virtually or represented by proxy and entitled to vote in the election. You may choose to vote FOR, AGAINST, or ABSTAIN separately for each nominee. If your shares are held by a broker and you do not give the broker specific instructions on how to vote your shares, your broker may not vote your shares at its discretion. Abstentions and broker non-votes will have no effect on the outcome of the vote on this proposal.

Recommendation of Inpixon Board

THE INPIXON BOARD RECOMMENDS THAT INPIXON STOCKHOLDERS VOTE “FOR” EACH OF THE NOMINEES LISTED ABOVE.

Proposal No. 4: The Say-on-Pay Proposal

Pay that reflects performance and alignment of pay with the long-term interests of our stockholders are key principles that underlie Inpixon’s compensation program. The Dodd-Frank Act enables our stockholders to approve, on an advisory basis, the compensation of our Named Executive Officers as disclosed in this proxy statement/prospectus in accordance with the SEC’s rules. The proposal, commonly known as a “say-on-pay” proposal, is required under Section 14A of the Exchange Act (which was put in place by the Dodd-Frank Act) and gives our stockholders the opportunity to express their views on Inpixon’s executive compensation. Because this vote is an advisory vote, this proposal is not binding upon Inpixon, the Inpixon Board or its Compensation Committee; however, the Compensation Committee, which is responsible for designing and administering Inpixon’s executive compensation program, values the opinions expressed by Inpixon stockholders in their vote on this proposal and will review the voting results. To the extent there is any significant vote against the compensation of our Named Executive Officers as disclosed in this proxy statement/prospectus, we will consider the concerns of the Inpixon stockholders and the Compensation Committee will evaluate whether any actions are necessary to address these concerns.

We are asking the Inpixon stockholders to indicate their support for Inpixon’s Named Executive Officer compensation program as described in this proxy statement/prospectus in accordance with the compensation disclosure rules of the SEC. This vote is not intended to address any specific item of compensation, but rather the overall compensation of Inpixon’s Named Executive Officers and the policies and practices described in this proxy statement/prospectus. Accordingly, we ask our stockholders to vote “FOR” the following resolution at the Inpixon special meeting:

“RESOLVED, that the compensation paid to Inpixon’s Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the compensation tables and the related narrative discussion in this proxy statement/prospectus, is hereby APPROVED.”

As required by the Dodd-Frank Act, this vote does not overrule any decisions by the Inpixon Board, will not create or imply any change to or any additional fiduciary duties of the Inpixon Board.

Inpixon’s next “say-on-pay” vote is expected to occur at the annual meeting of Inpixon stockholders in 2026. As required by Section 14A, Inpixon’s next vote on a proposal regarding the frequency of the vote on future say-on-pay proposals is expected to occur at the annual meeting of Inpixon stockholders in 2026.

Vote Required

The affirmative vote of a majority of the votes cast by holders of Inpixon common stock present virtually or by proxy at the Inpixon special meeting and entitled to vote on the matter is required for approval of, on an advisory basis, the executive compensation. This is a non-binding advisory vote. If your Inpixon shares are held by a broker and you do not give the broker specific instructions on how to vote your shares, your broker may not vote your shares at its discretion. Abstentions and broker non-votes will have no effect on the outcome of the vote on this proposal.

Recommendation of Inpixon Board

THE INPIXON BOARD RECOMMENDS THAT INPIXON STOCKHOLDERS VOTE “FOR” THE SAY-ON-PAY PROPOSAL TO APPROVE, ON AN ADVISORY BASIS, OF THE COMPENSATION PAID TO INPIXON’S NAMED EXECUTIVE OFFICERS.

Proposal No. 5: The Auditor Ratification Proposal

The Audit Committee of the Inpixon Board has appointed Marcum LLP (“Marcum”) as Inpixon’s independent registered public accounting firm to audit its financial statements for the fiscal year ending December 31, 2023. Marcum has served as Inpixon’s independent registered public accounting firm since 2012.

Inpixon stockholder ratification of the selection of Marcum as its independent registered public accounting firm is not required by Inpixon’s Bylaws or the Nevada Revised Statutes. The Inpixon Board seeks such ratification as a matter of good corporate practice. Should the Inpixon stockholders fail to ratify the selection of Marcum as its independent registered public accounting firm, the Inpixon Board will reconsider whether to retain that firm for fiscal year 2023. In making its recommendation to the Inpixon Board that Inpixon stockholders ratify the appointment of Marcum as its independent registered public accounting firm for the fiscal year ending December 31, 2023, the Inpixon Audit Committee considered whether Marcum’s provision of non-audit services is compatible with maintaining the independence of its independent registered public accounting firm. The Inpixon Audit Committee pre-approved the audit fees, audit-related fees, tax fees and all other fees described below in accordance with Inpixon’s pre-approval policy and believes such fees are compatible with the independence of Marcum. Set forth below are approximate fees for services rendered by Marcum LLP, Inpixon’s independent registered public accounting firm, for the fiscal years ended December 31, 2022 and 2021.

	2022	2021
Audit Fees	$289,410	$332,039
Audit Related Fees	$542,693	$174,343
Tax Fees	$—	$—
All Other Fees	$—	$—

Audit Fees.    The “Audit Fees” are the aggregate fees of Marcum attributable to professional services rendered in 2022 and 2021 for the audit of Inpixon’s annual financial statements, for review of financial statements included in Inpixon’s quarterly reports on Form 10-Q or for services that are normally provided by Marcum in connection with statutory and regulatory filings or engagements for that fiscal year. These fees include fees billed for professional services rendered by Marcum for the review of registration statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees.    Marcum billed Inpixon for professional services that were reasonably related to the performance of the audit or review of financial statements in 2022 and 2021, which are not included under Audit Fees above including the filing of Inpixon’s registration statements. This amount also includes audit fees related to acquisitions.

Tax Fees.    Marcum did not perform any tax advice or planning services in 2022 or 2021.

All Other Fees.    Marcum did not perform any services for us or charge any fees other than the services described above in 2022 and 2021.

Pre-approval Policies and Procedures

The Inpixon Audit Committee is required to review and approve in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services and the fees for such services. The Inpixon Audit Committee may delegate to one or more of its members the authority to grant pre-approvals for the performance of non-audit services, and any such Audit Committee member who pre-approves a non-audit service must report the pre-approval to the full Inpixon Audit Committee at its next scheduled meeting. The Inpixon Audit Committee is required to periodically notify the Inpixon Board of their approvals. The required pre-approval policies and procedures were complied with during 2022.

Marcum LLP Representatives at Inpixon Special Meeting

We expect that representatives of Marcum will be present at the Inpixon special meeting. They will be given the opportunity to make a statement if they desire to do so, and they will be available to respond to appropriate questions after the meeting.

Vote Required

The affirmative vote of the holders of Inpixon common stock entitled to vote at the Inpixon special meeting representing a majority of the votes cast on such matter will be required for the ratification of the appointment of Marcum LLP as Inpixon’s independent registered public accounting firm for the fiscal year ending December 31, 2023. Abstentions and broker non-votes will have no effect on the outcome of the vote on this proposal. Brokers generally have discretionary authority to vote on the ratification of our independent registered public accounting firm, thus, broker non-votes are not expected to result from the vote on this proposal.

Recommendation of Inpixon Board

THE INPIXON BOARD RECOMMENDS THAT INPIXON STOCKHOLDERS VOTE “FOR” THE AUDITOR RATIFICATION PROPOSAL TO RATIFY MARCUM LLP AS INPIXON’S INDEPENDENT REGISTERED ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.

REPORT OF THE INPIXON AUDIT COMMITTEE

The Audit Committee of the Inpixon Board has:

•        reviewed and discussed Inpixon’s audited consolidated financial statements for the year ended December 31, 2022 with management;

•        discussed with Inpixon’s independent auditors the matters required to be discussed under Public Company Accounting Oversight Board Auditing Standard No. 1301; and

•        received the written disclosures and letter from the independent auditors required by the applicable requirements of the Public Accounting Oversight Board regarding the independent auditors communications with the Audit Committee of the Inpixon Board concerning independence, and has discussed with Marcum LLP matters relating to its independence.

In reliance on the review and discussions referred to above, the Audit Committee recommended to the Inpixon Board that the consolidated financial statements audited by Marcum LLP for the fiscal year ended December 31, 2022 be included in its Annual Report on Form 10-K for such fiscal year.

Audit Committee of the Board

/s/ Leonard Oppenheim
Leonard Oppenheim
/s/ Tanveer Khader
Tanveer Khader
/s/ Kareem Irfan
Kareem Irfan

Proposal No. 6: The Authorized Share Increase Proposal

Background

The Inpixon Board has determined that it is advisable and in the company and its stockholders’ best interests to increase the number of authorized shares of Inpixon common stock to up to 1,000,000,000 shares, with such number to be determined at the Inpixon Board’s discretion (the “Authorized Share Increase”) from the 500,000,000 shares currently authorized, or such other number as may be authorized at the time of the Authorized Share Increase. Accordingly, stockholders are asked to approve an amendment to our Articles of Incorporation to effectuate such increase.

The Inpixon Board strongly believes that the increase in the number of authorized shares of Inpixon common stock is necessary to provide the company with resources and flexibility with respect to its capital sufficient to execute our business plans and strategy. Accordingly, the Inpixon Board has unanimously approved a resolution proposing such amendment to our Articles of Incorporation and directed that it be submitted for approval at the Inpixon special meeting.

The text of the form of the proposed Certificate of Amendment to our Articles of Incorporation to effect the Authorized Share Increase, which assumes the approval of this proposal, is attached hereto as Annex D.

The number of authorized shares of Inpixon common stock following the amendment of our Articles of Incorporation as a result of the approval of this Proposal No. 6 will not be reduced by the Inpixon Reverse Stock Split.

Of the 500,000,000 shares of Inpixon common stock currently authorized, 127,688,550 shares of Inpixon common stock were outstanding as of the Record Date, in addition to the following:

•        47 shares of Inpixon common stock issuable upon the exercise of outstanding stock options under our 2011 Employee Stock Incentive Plan, having a weighted average exercise price of $101,878,058.84 per share;

•        287,401 shares of Inpixon common stock issuable upon the exercise of outstanding stock options under the Company’s 2018 Employee Stock Incentive Plan, having a weighted average exercise price of $83.29 per share;

•        1 share of Inpixon common stock issuable upon the exercise of outstanding stock options not under our 2011 or 2018 Employee Stock Incentive Plan, having a weighted average exercise price of $146,450,902.50 per share;

•        55,426,777 shares of Inpixon common stock available for future issuance under our 2018 Employee Stock Incentive Plan and any other additional shares of Inpixon common stock that may become available under our 2018 Employee Stock Incentive Plan;

•        34 shares of Inpixon common stock issuable upon the exercise of warrants at an exercise price of $11,238.75 per share;

•        73 shares of Inpixon common stock issuable upon the exercise of Series A warrants at an exercise price of $936.5625 per share;

•        3,846,153 shares of Inpixon common stock issuable upon the exercise of warrants at an exercise price of $5.85 per share;

•        141,000,000 shares of Inpixon common stock issuable upon the exercise of warrants at a variable exexercise price, which but not lower than $0.10

•        1 share of Inpixon common stock issuable upon the conversion of 1 outstanding share of Series 4 Convertible Preferred Stock, at a conversion price of $16,740.00 per share; and

•        12 shares of Inpixon common stock issuable upon conversion of 126 outstanding shares of Series 5 Convertible Preferred Stock, at a conversion price of $11,238.75 per share.

The number of shares outstanding or reserved for issuance under outstanding options, warrants and other derivative securities set forth above does not reflect the Inpixon Reverse Stock Split set forth in Proposal No. 7 below. If the Inpixon Reverse Stock Split is approved, such number of shares, but not the number of authorized shares, would be adjusted proportionally.

In addition, as described under Proposal No. 7, the Inpixon Board has the authority to effect a reverse stock split without approval of the Inpixon stockholders if the reduction in the number of issued and outstanding shares of stock of Inpixon held by each stockholder is coupled with a corresponding decrease in the number of authorized shares of such class or series of stock. The numbers of shares outstanding or reserved for issuance under outstanding options, warrants and other derivative securities, or of shares authorized to be issued, set forth above do not reflect any such reverse stock split with a corresponding decrease in the number of authorized shares. If the Inpixon Board were, prior to the implementation of the Authorized Share Increase, to implement such a reverse stock split with a corresponding decrease in the number of authorized shares, both the number of shares outstanding or reserved for issuance and the number of currently authorized shares would be adjusted proportionately.

Reasons for the Proposed Increase in Number of Authorized Shares of Inpixon common stock

To provide us with resources and flexibility with respect to our capital sufficient to execute our business plans and strategy.    The increase in authorized shares of Inpixon common stock will provide us greater flexibility with respect to our capital structure for various purposes as the need may arise from time to time. These purposes may include, but are not limited to: raising capital, establishing strategic relationships or pursuing strategic transactions with other companies, expanding our business through the acquisition of other businesses or products and providing equity incentives to employees, officers or directors. Approval of this proposal would enable us to respond promptly to, and take advantage of, market conditions and other favorable opportunities without incurring the delay and expense associated with calling a special stockholders’ meeting to approve a contemplated stock issuance. Inpixon’s management and Board believe it is in the best interests of the company and our stockholders to have the flexibility provided by an increase in the number of shares of authorized Inpixon common stock. Inpixon does not anticipate that the implementation of the Authorized Share Increase will be required to consummate the Merger.

Principal Effects of Increase in Number of Authorized Shares of Inpixon Common Stock

If stockholders approve this Proposal No. 6, the additional authorized shares of Inpixon common stock will have rights identical to the currently outstanding shares of Inpixon common stock. The proposed amendment will not affect the par value of the Inpixon common stock, which will remain at $0.001 per share. Approval of this Proposal No. 6 and issuance of the additional authorized shares of Inpixon common stock would not affect the rights of the holders of currently outstanding shares of Inpixon common stock, except for effects incidental to increasing the number of shares of Inpixon common stock outstanding, such as dilution of any earnings per share and voting rights of current holders of Inpixon common stock. If the number of authorized shares of Inpixon common stock at the time of the Authorized Share Increase is less than the 500,000,000 shares currently authorized, any dilutive effects will be increased accordingly.

The additional authorized shares of Inpixon common stock, by the approval of this Proposal No. 6, could be issued by the Inpixon Board without further vote of our stockholders except as may be required in particular cases by the Articles of Incorporation, the NRS or other applicable law, regulatory agencies or Nasdaq Listing Rules. Stockholders do not have preemptive rights to subscribe to additional securities that we may issue, which means that current stockholders do not have a prior right thereunder to purchase any new issue of Inpixon common stock, or securities that are convertible into Inpixon common stock, in order to maintain their proportionate ownership interests in Inpixon.

The proposed amendment to our Articles of Incorporation to increase the number of authorized shares of Inpixon common stock could, under certain circumstances, have an anti-takeover effect. The additional shares of Inpixon common stock that would become available for issuance, if this Proposal No. 6 is approved, could also be used by Inpixon to oppose a hostile takeover attempt or to delay or prevent changes in control or its management. For example, without further stockholder approval, the Inpixon Board could adopt a “poison pill” which would, under certain circumstances related to an acquisition of our securities not approved by the Inpixon Board, give certain holders the right to acquire additional shares of Inpixon common stock at a low price, or the Inpixon Board could strategically sell shares of Inpixon common stock in a private transaction to purchasers who would oppose a takeover or favor the current Board.

Although this proposal to increase the authorized Inpixon common stock has been prompted by business and financial considerations and not by the threat of any hostile takeover attempt (nor is the Inpixon Board currently aware of any such attempts directed at us), nevertheless, stockholders should be aware that approval of this Proposal No. 6 could facilitate future efforts by us to deter or prevent changes in control, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices.

This proposal will be effective upon its approval by our stockholders at the Inpixon special meeting and is not conditioned upon the approval by our stockholders of any other proposal. As each proposal will be presented to our stockholders at the Inpixon special meeting in the order presented herein, if this proposal is approved by our stockholders, it will become effective.

No Rights of Dissent or Appraisal

Under the NRS, stockholders are not entitled to rights of dissent or appraisal with respect to an increase in the number of authorized shares of Inpixon common stock as pursuant to this Proposal No. 6, and Inpixon will not independently provide the stockholders with any such right.

Vote Required

The affirmative vote of the holders of shares of Inpixon common stock representing a majority of the issued and outstanding shares of Inpixon common stock entitled to vote at the Inpixon special meeting will be required for approval of this proposal. Accordingly, abstentions and broker non-votes will have the same legal effect as votes “AGAINST” this proposal. Brokers generally have discretionary authority to vote on the amendment to our Articles of Incorporation to increase the number of authorized shares of common stock, thus, broker non-votes are not expected to result from the vote on this proposal.

Recommendation of Inpixon Board

THE INPIXON BOARD RECOMMENDS THAT INPIXON STOCKHOLDERS VOTE “FOR” THE AUTHORIZED SHARE INCREASE PROPOSAL TO APPROVE OF THE AMENDMENT TO INPIXON’S ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK TO UP TO 1,000,000,000 SHARES, WITH SUCH NUMBER TO BE DETERMINED AT THE INPIXON BOARD’S DISCRETION.

Proposal No. 7: The Reverse Split Ratio Proposal

Background and Purpose of the Reverse Split Ratio Increase

As reported on Inpixon’s current report on Form 8-K filed with the SEC on October 3, 2023, Inpixon held a special meeting of stockholders on September 29, 2023, at which our stockholders approved an amendment to Inpixon’s Articles of Incorporation to effect a reverse stock split of the outstanding Inpixon common stock, at a ratio between 1-for-2 and 1-for-50, to be determined at the discretion of the Inpixon Board, for the purpose of complying with the Nasdaq Listing Rules, subject to the Inpixon Board’s discretion to abandon such amendment. Upon receiving the stockholder approval, the Inpixon Board is authorized to implement the Inpixon Reverse Stock Split within the next twelve months (the “Authorized Period”). We expect to effect the Inpixon Reverse Stock Split immediately prior to the closing of the merger with XTI.

Inpixon is asking its stockholders to consider and vote upon a proposal to increase the maximum reverse stock split ratio previously approved by the stockholders at the special meeting held on September 29, 2023 from 1-to-50 to 1-for-200, for the purposes discussed below.

In addition to increasing the market price of our common stock so that we can meet the continued listing requirements of Nasdaq and enhancing the appeal of our common stock to the financial community with a higher priced stock, as discussed in greater detail under “Proposal One — Approval of the Amendment to Effect the Reverse Split” in the definitive proxy statement filed with the SEC on July 3, 2023, we believe increasing the previously approved maximum Reverse split ratio will provide additional flexibility in enabling us to satisfy the $4.00 minimum bid price requirement of the initial listing criteria of Nasdaq for the combined company, as required by Nasdaq Listing Rule 5110(a) in connection with the proposed merger with XTI. While stockholder approval of this proposal is not required by the merger agreement with XTI, we believe we will need to effect a reverse stock split to consummate the contemplated merger with XTI, and we may need to effect a reverse stock split at a ratio greater than 1-for-50 to satisfy the $4.00 minimum bid price requirement of the initial listing criteria of Nasdaq.

If this proposal is not approved by our stockholders, NRS  78.2055 will permit us to effect a reverse stock split of any ratio determined by our board of directors, so long as we effect a corresponding reduction of our authorized shares of common stock. However, if this proposal is not approved by our stockholders, and we are required to effect a reverse stock split at a ratio greater than 1-for-50 in order to meet the $4.00 minimum bid price requirement of the Nasdaq initial listing criteria in connection with the proposed merger with XTI, and we are required to reduce our authorized shares of common stock by a corresponding amount as a result, we may not have adequate authorized shares to satisfy our capital requirements, including our capital requirements to satisfy the initial listing criteria of the Nasdaq Capital Market in connection with the proposed merger with XTI. Accordingly, our board of directors has unanimously adopted resolutions approving a proposal to increase the maximum reverse stock split ratio previously approved by our stockholders at the special meeting held on September 29, 2023 from 1-to-50 to 1-for-200, and strongly recommends voting in favor of this proposal.

Board Discretion to Implement the Inpixon Reverse Stock Split

If this proposal is approved by our stockholders, the Inpixon Board will have the authority, in its sole determination without any further action necessary by the stockholders, to effect the Inpixon Reverse Stock Split during the Authorized Period at a ratio of 1-for-2 to 1-for-200, as determined by the Inpixon Board. The Inpixon Board may, in its sole determination, choose to not effect the Inpixon Reverse Stock Split. The Inpixon Board believes that granting this discretionary authority provides the Inpixon Board with maximum flexibility to react to prevailing market conditions and future changes to the market price of our common stock, and therefore better enables it to act in the best interests of Inpixon. In exercising its discretion, the Inpixon Board may consider the following factors:

•        the historical trading price and trading volume of our common stock;

•        the then-prevailing trading price and trading volume of our common stock and the anticipated impact of the Inpixon Reverse Stock Split on the trading market for our common stock;

•        the prevailing general market and economic conditions; and

•        the conditions required to be satisfied to close the merger with XTI.

At the close of business on October 24, 2023, Inpixon had 127,688,550 shares of common stock issued and outstanding. Following the effectiveness of the Inpixon Reverse Stock Split, if implemented, at a 1-for-2 ratio, Inpixon would have approximately 63,844,275 shares of common stock issued and outstanding (without giving effect to the treatment of fractional shares or any issuances of common stock after October, 2023) following the Inpixon Reverse Stock Split and at a 1-for-200 ratio, Inpixon would have approximately 638,442 shares of common stock issued and outstanding (without giving effect to the treatment of fractional shares or any issuances of common stock after October 24, 2023) following the Inpixon Reverse Stock Split. The actual number of shares of common stock outstanding after giving effect to the Inpixon Reverse Stock Split will depend on the ratio that is ultimately selected by the Inpixon Board, and the number of shares of common stock outstanding at the time the Inpixon Reverse Stock Split is effected. Inpixon does not expect the Inpixon Reverse Stock Split to have any economic effect on stockholders, warrant holders, debt holders or holders of options, except to the extent the Inpixon Reverse Stock Split results in fractional shares as discussed below.

Procedure for Effecting the Inpixon Reverse Stock Split

Subject to the stockholder approval, if the Inpixon Board decides to implement the Inpixon Reverse Stock Split, the Inpixon Board will effect the split at a ratio between 1-for-2 and 1-for-200, to be determined at the discretion of the Inpixon Board. We will file a Certificate of Amendment to our Articles of Incorporation, substantially in the form attached to this Proxy Statement as Annex E, with the Secretary of State of the State of Nevada to effect the Inpixon Reverse Stock Split. The Inpixon Reverse Stock Split would become effective at such time as the Certificate of Amendment is filed with the Secretary of State of the State of Nevada or at such later time as is specified therein. No further action on the part of our stockholders would be required and all shares of our common stock that were issued and outstanding immediately prior thereto would automatically be converted into new shares of our common stock based on the Inpixon Reverse Stock Split exchange ratio. As soon as practicable after the effective date of the Inpixon Reverse Stock Split, stockholders of record on the record date for the implemented Inpixon Reverse Stock Split would receive a letter from our transfer agent asking them to return the outstanding certificates representing our pre-split shares, which would be cancelled upon receipt by our transfer agent, and new certificates representing the post-split shares of our common stock would be sent to each of our stockholders. We will bear the costs of the issuance of the new stock certificates.

Effects of the Inpixon Reverse Stock Split Assuming Approval of the Reverse Split Ratio Increase

If the Inpixon Reverse Stock Split is implemented by the Inpixon Board, the principal effect will be to proportionately decrease the number of outstanding shares of common stock based on the split ratio. Shares of our common stock are currently registered under Section 12(b) of the Exchange Act and Inpixon is thus subject to the periodic reporting and other requirements of the Exchange Act. The Inpixon Reverse Stock Split will not affect the registration of our common stock with the SEC or Nasdaq, where the Common stock is traded. Following the Inpixon Reverse Stock Split, our common stock would continue to be listed on Nasdaq, assuming Inpixon’s compliance with the other continued listing standards of Nasdaq, although the shares will receive a new CUSIP number.

Proportionate voting rights and other rights of the holders of shares of our common stock will not be affected by the Inpixon Reverse Stock Split, other than as a result of the treatment of fractional shares as described below. For example, a holder of 2% of the voting power of the outstanding shares immediately prior to the effectiveness of the Inpixon Reverse Stock Split will generally continue to hold 2% of the voting power of the outstanding common stock after the Inpixon Reverse Stock Split. The number of stockholders of record will not be affected by the Inpixon Reverse Stock Split, other than as a result of the treatment of fractional shares as described below. If approved and implemented, the Inpixon Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 shares. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares. The Inpixon Board believes, however, that these potential effects are outweighed by the benefits to Inpixon of the Inpixon Reverse Stock Split.

The table, which does not take into account an increase in the authorized shares to up to 1,000,000,000 pursuant to Proposal No. 6 or the Inpixon Board’s authority to effect a reverse stock split without stockholder approval if the reduction in the number of issued and outstanding shares of common stock is coupled with a corresponding decrease in the number of authorized shares of common stock, below illustrates the number of shares of common stock authorized for issuance following the Inpixon Reverse Stock Split, the approximate number of shares of common stock that would remain outstanding following the Inpixon Reverse Stock Split, and the number of unreserved shares of common stock available for future issuance following the Inpixon Reverse Stock Split. The information in the following table is based on 127,688,550 shares of common stock issued and outstanding as of October 24, 2023 and 207,087,914 shares reserved for future issuance as of October 24, 2023.

Proposed Ratio	Number of Shares of Common Stock Authorized	Approximate Number of Shares of Common Stock Outstanding	Approximate Number of Shares of Common Stock Reserved for Issuance	Approximate Number of Unreserved Shares of Common Stock Available for Future Issuance
1-for-2(1)	500,000,000	63,844,275	103,543,957	332,611,768
1-for-50(1)	500,000,000	2,553,771	4,141,758	493,304,471
1-for-100	500,000,000	1,276,885	2,070,879	496,652,236
1-for-200	500,000,000	638,442	1,035,439	498,326,119

____________

(1)      All share numbers are rounded up to the nearest whole share but otherwise do not reflect the potential effect of rounding up for fractional shares that may result from the Inpixon Reverse Stock Split, which is subject to the Inpixon Board’s discretion to instead pay cash in lieu of any fractional shares.

As reflected in the table above, the number of authorized shares of our common stock will not be reduced by the Inpixon Reverse Stock Split. Accordingly, the Inpixon Reverse Stock Split will have the effect of creating additional unissued and unreserved shares of our common stock. We have no current arrangements or understandings providing for the issuance of any of the additional authorized and unreserved shares of our common stock that would be available as a result of the proposed Inpixon Reverse Stock Split. However, these additional shares may be used by us for various purposes in the future without further stockholder approval (subject to applicable Nasdaq listing rules), including, among other things: (i) raising capital necessary to fund our future operations and satisfying the closing conditions for the merger with XTI, (ii) providing equity incentives to our employees, officers, directors and consultants, (iii) entering into collaborations and other strategic relationships and (iv) expanding our business through the acquisition of other businesses or products.

The Exchange Ratio to determine the number of shares of Inpixon common stock to issue to XTI securityholders under the Merger Agreement will be adjusted based on the reverse split ratio of the Inpixon Reverse Stock Split. Therefore, the Inpixon Reverse Stock Split and the ratio determined by the Inpixon Board will not affect the anticipated percentage of issued and outstanding common stock of the combined company to be owned by the Inpixon stockholders and XTI stockholders immediately prior to the Effective Time.

Effect of the Inpixon Reverse Stock Split on Inpixon’s Amended and Restated 2011 Employee Stock Incentive Plan, Inpixon’s 2018 Employee Stock Incentive Plan, Warrants and Convertible or Exchangeable Securities

Based upon the split ratio, proportionate adjustments are generally required to be made to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, shares of common stock. This would result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of shares of common stock being delivered upon such exercise, exchange or conversion, immediately following the Inpixon Reverse Stock Split as was the case immediately preceding such split. The number of shares deliverable upon settlement or vesting of restricted stock awards will be similarly adjusted, subject to our treatment of fractional shares. The number of shares reserved for issuance pursuant to these securities will be proportionately based upon the ratio determined by the Inpixon Board, subject to our treatment of fractional shares.

The number of shares available under Inpixon’s 2018 Employee Stock Incentive Plan will not be adjusted in connection with the Inpixon Reverse Stock Split. Accordingly, following the effective time of the Inpixon Reverse Stock Split, there will be an increase in the number of available shares of our common stock available for future awards.

Additional shares of common stock, if issued in connection with an equity award, would have a dilutive effect upon the percentage of equity of Inpixon owned by our present stockholders.

Accounting Matters

The amendment to Inpixon’s Articles of Incorporation will not affect the par value of our common stock per share, which will remain $0.001 par value per share. As a result, the stated capital attributable to common stock and the additional paid-in capital account on our balance sheet will not change due to the Inpixon Reverse Stock Split. Reported per share net income or loss will be higher because there will be fewer shares of common stock outstanding.

Effective Date

The Inpixon Reverse Stock Split would become effective upon the filing of a Certificate of Amendment to our Articles of Incorporation with the office of the Secretary of State of the State of Nevada or at such later date as is specified in such filing. On the effective date, shares of common stock issued and outstanding, in each case, immediately prior thereto, will be combined and converted, automatically and without any action on the part of the stockholders, into new shares of common stock in accordance with the ratio determined by the Inpixon Board within the limits set forth in this proposal. We expect to effect the Inpixon Reverse Stock Split immediately prior to the closing of the merger with XTI.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares of common stock following the implementation of the Inpixon Reverse Stock Split, the Inpixon Board does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act and the implementation of the proposed Inpixon Reverse Stock Split will not cause Inpixon to go private.

Treatment of Fractional Shares

No fractional shares would be issued if, as a result the Inpixon Reverse Stock Split, a registered stockholder would otherwise become entitled to a fractional share. Rather, either (i) fractional shares that would be created as a result of the Inpixon Reverse Stock Split will be rounded upward to the nearest whole share, or (ii) stockholders will receive cash equal to the market value of the fractional share, determined by multiplying such fraction by the closing sales price of the Common stock as reported on the Nasdaq on the last trading day before the effective date of the Inpixon Reverse Stock Split (as adjusted to give effect to the Inpixon Reverse Stock Split), with such determination regarding the treatment of fractional shares to be made by the Inpixon Board in its sole discretion prior to effecting the Inpixon Reverse Stock Split. The ownership of a fractional share will not give a stockholder any voting, dividend or other right except, to the extent the Inpixon Board decides to pay cash in lieu of fractional shares, the right to receive the cash payment therefor. If a stockholder is entitled to a cash payment in lieu of any fractional share, a check will be mailed to the stockholder’s registered address as soon as practicable after the effective date of the Inpixon Reverse Stock Split. By signing and cashing the check, stockholders will warrant that they owned the shares of common stock for which they received such cash payment. To the extent the Inpixon Board decides to round up fractional shares, share interests issued due to rounding will be given solely to save the expense and inconvenience of issuing fractional shares of common stock and will not represent separately bargained for consideration.

Book-Entry Shares

If the Inpixon Reverse Stock Split is effected, stockholders who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical share certificate), either as direct or beneficial owners, will have their holdings electronically adjusted by Inpixon’s transfer agent (and, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be) to give effect to the Inpixon Reverse Stock Split.

Stockholders who hold uncertificated shares as direct owners will be sent a statement of holding from Inpixon’s transfer agent that indicates the number of shares owned in book-entry form.

Certificated Shares

If the Inpixon Reverse Stock Split is effected, stockholders holding certificated shares (i.e., shares represented by one or more physical share certificates) will receive a transmittal letter from Inpixon’s transfer agent promptly after the effectiveness of the Inpixon Reverse Stock Split. The transmittal letter will be accompanied by instructions specifying how stockholders holding certificated shares can exchange certificates representing the pre-split shares for a statement of holding.

Beginning after the effectiveness of the Inpixon Reverse Stock Split, each certificate representing shares of our pre-split common stock will be deemed for all corporate purposes to evidence ownership of post-split Common stock.

STOCKHOLDERS SHOULD NOT DESTROY ANY PRE-SPLIT STOCK CERTIFICATE AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL THEY ARE REQUESTED TO DO SO.

Possible Effects of Additional Issuances of Common Stock and History of Prior Inpixon Reverse Stock Splits

Following the effective time of the Inpixon Reverse Stock Split, there will be an increase in the number of authorized but unissued shares of our common stock. Under the NRS, the Inpixon Board can issue additional shares of common stock without further vote of our stockholders except as may be required in particular cases by our Articles of Incorporation, the NRS or other applicable law, regulatory agencies or Nasdaq Listing Rules. Stockholders do not have preemptive rights to subscribe to additional securities that we may issue, which means that current stockholders do not have a prior right thereunder to purchase any new issue of common stock, or securities that are convertible into common stock, in order to maintain their proportionate ownership interests in Inpixon.

Additional shares of common stock, if issued, would have a dilutive effect upon the percentage of equity of Inpixon owned by our stockholders. The issuance of such additional shares of common stock might be disadvantageous to current stockholders in that any additional issuances would potentially reduce per share dividends, if any. Stockholders should consider, however, that the possible impact upon dividends is likely to be minimal in view of the fact that Inpixon does not intend to pay any cash dividends on its common stock in the foreseeable future. In addition, the issuance of such additional shares of common stock, by reducing the percentage of equity of Inpixon owned by present stockholders, would reduce such present stockholders’ ability to influence the election of directors or any other action taken by the holders of common stock.

In the future the Inpixon Board could, subject to its fiduciary duties and applicable law, use the increased number of authorized but unissued shares of common stock to frustrate persons seeking to take over or otherwise gain control of our Company by, for example, privately placing shares with purchasers who might side with the Inpixon Board in opposing a hostile takeover bid. Shares of common stock could also be issued to a holder that would thereafter have sufficient voting power to assure that any proposal to amend or repeal Inpixon’s bylaws or Articles of Incorporation would not receive the requisite vote. Such uses of the common stock could render more difficult, or discourage, an attempt to acquire control of Inpixon if such transactions were opposed by the Inpixon Board. A result of the anti-takeover effect of the increase in the number of authorized shares of common stock could be that stockholders would be denied the opportunity to obtain any advantages of a hostile takeover, including, but not limited to, receiving a premium to the then current market price of our common stock, if the same was so offered by a party attempting a hostile takeover of our Company. Inpixon is not aware of any party’s interest in or efforts to engage in a hostile takeover attempt as of the date of this proxy statement/prospectus.

Inpixon effected a 1-for-15 reverse stock split of Inpixon’s issued and outstanding shares of common stock on March 1, 2017, a 1-for-30 reverse stock split of Inpixon’s issued and outstanding shares of common stock on February 6, 2018, a 1-for-40 reverse stock split of Inpixon’s issued and outstanding shares of common stock effected on November 2, 2018, a 1-for-45 reverse stock split of Inpixon’s issued and outstanding shares of common stock on January 7, 2020 and a 1-for-75 reverse stock split of Inpixon’s authorized and issued and outstanding shares of common stock effected on October 7, 2022. Inpixon effected these reverse stock splits for the purpose of complying with Nasdaq Listing Rule 5550(a)(2).

Certain Material U.S. Federal Income Tax Consequences of a Reverse Stock Split

The following discussion summarizes certain material U.S. federal income tax consequences relating to the participation in a reverse stock split by a U.S. stockholder who holds the shares as a capital asset. This discussion is based on the provisions of the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder and current administrative rulings and judicial decisions, all as in effect as of the date hereof. All of these authorities may be subject to differing interpretations or repealed, revoked or modified, possibly with retroactive effect, which could materially alter the tax consequences set forth herein.

For purposes of this summary, a “U.S. stockholder” refers to a beneficial owner of Common stock who is any of the following for U.S. federal income tax purposes: (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A non-U.S. holder of Common stock is a stockholder who is not a U.S. stockholder.

This summary does not represent a detailed description of the U.S. federal income tax consequences to a stockholder in light of his, her or its particular circumstances. In addition, it does not purport to be complete and does not address all aspects of federal income taxation that may be relevant to stockholders in light of their particular circumstances or to any stockholder who may be subject to special tax rules, including, without limitation: (1) stockholders subject to the alternative minimum tax; (2) banks, insurance companies, or other financial institutions; (3) tax-exempt organizations; (4) dealers in securities or commodities; (5) regulated investment companies or real estate investment trusts; (6) traders in securities who elect to use a mark-to-market method of accounting for their securities holdings; (7) U.S. stockholders whose “functional currency” is not the U.S. dollar; (8) persons holding Common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; (9) persons who acquire shares of common stock in connection with employment or other performance of services; (10) dealers and other stockholders who do not own their shares of common stock as capital assets; (11) U.S. expatriates, (12) foreign persons; (13) resident alien individuals; or (14) stockholders who directly or indirectly hold their stock in an entity that is treated as a partnership for U.S. federal tax purposes. Moreover, this description does not address the U.S. federal estate and gift tax, alternative minimum tax, or other tax consequences of the Inpixon Reverse Stock Split.

There can be no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary position to the tax consequences described herein or that such position will be sustained by a court. In addition, U.S. tax laws are subject to change, possibly with retroactive effect, which may result in U.S. federal income tax considerations different from those summarized below. No opinion of counsel or ruling from the IRS has been obtained with respect to the U.S. federal income tax consequences of the Inpixon Reverse Stock Split.

This discussion is for general information only and is not tax advice. All stockholders should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the Inpixon Reverse Stock Split.

Tax Consequences to Inpixon — We believe that the Inpixon Reverse Stock Split will constitute a reorganization under Section 368(a)(1)(E) of the Code. Accordingly, we should not recognize taxable income, gain or loss in connection with the Inpixon Reverse Stock Split. In addition, we do not expect the Inpixon Reverse Stock Split to affect our ability to utilize our net operating loss carryforwards.

Tax Consequences to Stockholders — Stockholders should not recognize any gain or loss for U.S. federal income tax purposes as a result of the Inpixon Reverse Stock Split, except to the extent of any cash received in lieu of a fractional share of Common stock (which fractional share will be treated as received and then exchanged for cash), to the extent the Inpixon Board decides to pay cash in lieu of any fractional shares. Each stockholder’s aggregate tax basis in the Common stock received in the Inpixon Reverse Stock Split, including any fractional share treated as received and then exchanged for cash, should equal the stockholder’s aggregate tax basis in the Common stock exchanged in the Inpixon Reverse Stock Split. In addition, each stockholder’s holding period for the Common stock it receives in the Inpixon Reverse Stock Split should include the stockholder’s holding period for the Common stock exchanged in the Inpixon Reverse Stock Split.

In general, a stockholder who receives cash in lieu of a fractional share of Common stock pursuant to the Inpixon Reverse Stock Split should be treated for U.S. federal income tax purposes as having received a fractional share pursuant to the Inpixon Reverse Stock Split and then as having received cash in exchange for the fractional share and should generally recognize capital gain or loss equal to the difference between the amount of cash received and the stockholder’s tax basis allocable to the fractional share. Any capital gain or loss will generally be long term capital gain or loss if the stockholder’s holding period in the fractional share is greater than one year as of the effective date of the Inpixon Reverse Stock Split. Special rules may apply to cause all or a portion of the cash received in lieu of a fractional share to be treated as dividend income with respect to certain stockholders who own more than a minimal amount of Common stock (generally more than 1%) or who exercise some control over the affairs of Inpixon. Stockholders should consult their own tax advisors regarding the tax effects to them of receiving cash in lieu of fractional shares based on their particular circumstances.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE INPIXON REVERSE STOCK SPLIT AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE INPIXON REVERSE STOCK SPLIT IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES.

No Right of Dissent or Appraisal

Under NRS 92A.300 to 92A.500, inclusive, under certain circumstances, stockholders of a Nevada corporation may be entitled to dissent and demand payment of the fair value of such stockholder’s shares in the event of certain corporate actions, including reverse stock splits of a class or series held without correspondingly decreasing the number of authorized shares of the same class or series if money will be paid or scrip will be issued to stockholders who in the aggregate hold one percent or more of the outstanding shares of the affected class or series, and would otherwise be entitled to receive a fraction of a share in the exchange of their outstanding shares.

However, there is no such right of dissent for holders of a class or series of stock that is a “covered security” under Section 18(b)(1)(A) or (B) of the Securities Act. Inpixon’s common stock is listed on the Nasdaq Capital Market, a national securities exchange, making it a “covered security” within the meaning of Section 18(b)(1)(A) of the Securities Act. Therefore, the holders of common stock will not have the right under the NRS to dissent from, or demand payment for their shares in connection with, Proposal One, and we will not independently provide our stockholders with such a right.

Vote Required

The affirmative vote of a majority of the votes cast by the holders of Inpixon common stock present virtually or by proxy at the Inpixon special meeting and entitled to vote on the matter is required for approval of the Reverse Split Ratio Proposal. Abstentions and broker non-votes will have no effect on this proposal. Brokers generally have discretionary authority to vote on the amendment to our Articles of Incorporation to effect a reverse stock split of our outstanding common stock, thus, broker non-votes are not expected to result from the vote on this proposal.

Recommendation of Inpixon Board

THE INPIXON BOARD RECOMMENDS THAT INPIXON STOCKHOLDERS VOTE “FOR” THE REVERSE SPLIT RATIO PROPOSAL TO APPROVE THE INCREASE TO THE PREVIOUSLY APPROVED MAXIMUM REVERSE STOCK SPLIT RATIO OF 1-FOR-50 TO 1-FOR-200.

Proposal No. 8: The Potential Financing Issuances Proposal

Background and Purpose of the Potential Financing Issuances

Inpixon seeks stockholder approval of the potential issuance of shares of our common stock, including shares of common stock issuable upon conversion or exercise of convertible preferred stock, warrants or other rights to purchase or acquire common stock, and convertible notes or other securities convertible into, or exercisable or exchangeable for, our common stock in one or more potential non-public transactions, including transactions involving the exchange of trade debt for any such securities, in an aggregate offering amount of up to $20,000,000. The common stock potentially issuable pursuant to such non-public transactions may be issued (or effectively issued) at a discounted price not to exceed 30% below the lower of: (i) the closing price of our common stock (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average closing price of our common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement (such price the “Minimum Price”). With respect to shares of convertible preferred stock, warrants to purchase common stock, trade-debt conversion, convertible notes or other securities convertible into, or exercisable or exchangeable for, our common stock, in the event the VWAP (as defined below) of our common stock for the prior 30 calendar days (“Prior 30 Day VWAP”) is less than the then applicable exercise price, conversion price or exchange price (as applicable) (the “Applicable Price”), the Applicable Price may be reduced to a price that is no less than the lower of (a) 80% of the Prior 30 Day VWAP or (b) 20% of the Minimum Price, in each case determined as of the date of such adjustment (the “Floor Price”). The maximum number of shares of our common stock that may be issued if this proposal is approved is 300,000,000 shares, if such shares are issued prior to the implementation of a reverse stock split, or 20,0000,000 shares if issued following the implementation of a reverse stock split, irrespective of the reverse split ratio implemented, subject to such additional shares of our common stock that may be issued if the Applicable Price is adjusted downward to the Floor Price as provided above, to the extent permitted in accordance with Nasdaq Listing Rule 5635(d). For purposes of this proposal, “VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the common stock is then listed or quoted on a trading market, the daily volume weighted average price of the common stock for such date (or the nearest preceding date) on the trading market on which the common stock is then listed or quoted as reported by Bloomberg L.P. (based on a trading day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a trading Market, the volume weighted average price of the common stock for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the common stock is not then listed or quoted for trading on OTCQB or OTCQX and if prices for the common stock are then reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the common stock so reported, or (d) in all other cases, the fair market value of a share of common stock as determined by an independent appraiser selected in good faith by the applicable purchasers of a majority in interest of the securities purchased pursuant to the applicable non-public transaction, the fees and expenses of which shall be paid by us.

The above described potential non-public offering transactions must be consummated within three months from the date of stockholder approval.

The purpose of this proposal is to provide Inpixon with a short-term ability to raise capital needed for operations or as may be needed to satisfy Nasdaq initial listing standards in connection with the proposed merger with XTI, or issue securities in connection with the settlement of outstanding liabilities or other indebtedness, without the need to conduct a public offering, which would involve significant delay and expense, if feasible at all. Inpixon would not enter into any transaction of the type described in this proposal if such transaction would constitute a change of control, as defined in Nasdaq listing rule 5635(b) . The table below does not take into account an increase in the authorized shares to up to 1,000,000,000, for which Inpixon is seeking approval pursuant to Proposal No. 6.

Dilution Table Assuming 500,000,000 Authorized Shares	Approximate Number of Shares of Common Stock Outstanding	Approximate Number of Shares of Common Stock Issued Under the Future Financing Proposal	Approximate Number of Unreserved Shares of Common Stock Authorized(1)
Pre-Split	127,688,550	300,000,000	220,650,313	(2)
Proposed Reverse Split Using 1-for-2 Ratio	63,844,275	20,000,000	360,325,156
Proposed Reverse Split Using 1-for-50 Ratio	2,553,771	20,000,000	494,413,006
Proposed Reverse Split Using 1-for-100 Ratio	1,276,885	20,000,000	497,206,503
Proposed Reverse Split Using 1-for-200 Ratio	638,442	20,000,000	498,603,252

____________

(1)      Represents unreserved shares of common stock authorized for issuance prior to the issuance of any shares of common stock under this future financing proposal.

(2)      Inpixon may only be able to issue up to 220,650,313 shares of its common stock prior to the implementation of a reverse stock split in connection with this financing proposal unless an amendment to its Articles of Incorporation to increase the total number of authorized shares available is filed. Such amendment is subject to the approval of our stockholders. See Proposal No. 6 above.

No Appraisal Rights

Under the NRS, stockholders are not entitled to rights of appraisal with respect to Proposal Eight, and we will not independently provide our stockholders with any such right.

Vote Required

The affirmative vote of a majority of the votes cast by the holders of Inpixon common stock present virtually or by proxy at the Inpixon special meeting and entitled to vote on the matter is required for approval of the Potential Financing Issuances Proposal. Abstentions and broker non-votes will have no effect on this proposal.

Recommendation of Inpixon Board

THE INPIXON BOARD RECOMMENDS THAT INPIXON STOCKHOLDERS VOTE “FOR” THE POTENTIAL FINANCING ISSUANCES PROPOSAL TO APPROVE THE POTENTIAL ISSUANCES OF SHARES OF INPIXON COMMON STOCK PURSUANT TO ONE OR MORE POTENTIAL NON-PUBLIC TRANSACTIONS IN ACCORDANCE WITH NASDAQ LISTING RULE 5635(D).

Proposal No. 9: The Adjournment Proposal

Inpixon is asking its stockholders to consider and vote upon a proposal to approve one or more adjournments of the Inpixon special meeting, if necessary or appropriate, to permit further solicitation of proxies in favor of approval of the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Authorized Share Increase Proposal, the Reverse Split Ratio Proposal and the Potential Financing Issuances Proposal.

If the number of shares of Inpixon common stock present virtually or represented by proxy at the Inpixon special meeting voting in favor of the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Authorized Share Increase Proposal, the Reverse Split Ratio Proposal and Potential Financing Issuances Proposal is insufficient to approve such proposal at the time of the Inpixon special meeting, then Inpixon may move to adjourn the Inpixon special meeting in order to enable the Inpixon Board to solicit additional proxies in respect of such proposal. In that event, Inpixon Stockholders will be asked to vote only upon the Adjournment Proposal, and not on any other proposal.

In this proposal, Inpixon is asking its stockholders to authorize the holder of any proxy solicited by the Inpixon Board to vote to adjourn the Inpixon special meeting one or more times for the purpose of soliciting additional proxies. If Inpixon Stockholders approve the Adjournment Proposal, Inpixon could adjourn the Inpixon special meeting and any adjourned session of the Inpixon special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Inpixon Stockholders that previously have returned properly executed proxies or authorized a proxy by using the Internet or telephone. Among other things, approval of the Adjournment Proposal could mean that, even if Inpixon has received proxies representing a sufficient number of votes against the approval of the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Authorized Share Increase Proposal, the Reverse Split Ratio Proposal and the Potential Financing Issuances Proposal, Inpixon could adjourn the Inpixon special meeting without a vote on such proposal and seek to obtain sufficient votes in favor of any such proposal to obtain approval of that proposal.

Inpixon currently does not intend to propose adjournment at the Inpixon special meeting if there are sufficient votes to approve the Nasdaq Stock Issuance Proposal, the Director Election Proposal, the Authorized Share Increase Proposal, the Reverse Split Ratio Proposal and the Potential Financing Issuances Proposal.

Vote Required

The affirmative vote of a majority of the votes cast by the holders of Inpixon common stock present virtually or by proxy at the Inpixon special meeting and entitled to vote on the matter is required for approval of the Adjournment Proposal. Abstentions and broker non-votes will have no effect on this proposal.

Recommendation of Inpixon Board

THE INPIXON BOARD RECOMMENDS THAT INPIXON STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL TO ADJOURN THE INPIXON SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF THE NASDAQ STOCK ISSUANCE PROPOSAL, THE DIRECTOR ELECTION PROPOSAL, THE AUTHORIZED SHARE INCREASE PROPOSAL, THE REVERSE SPLIT RATIO PROPOSAL OR THE POTENTIAL FINANCING ISSUANCES PROPOSAL.

INPIXON BUSINESS

Unless the context otherwise requires, all references in this “Inpixon Business” section to “we,” “us,” “Inpixon,” “our” and the “Company” refer to Inpixon prior to the consummation of the merger.

Introduction

Inpixon is the Indoor Intelligence™ company. Our solutions and technologies help organizations create and redefine exceptional experiences that enable smarter, safer and more secure environments. Inpixon customers can leverage our real-time positioning, and analytics technologies to achieve higher levels of productivity and performance, increase safety and security, and drive a more connected work environment.

Inpixon specializes in providing real-time location systems (RTLS) for the industrial sector. As the manufacturing industry has evolved, RTLS technology has become a crucial aspect of Industry 4.0. Our RTLS solution leverages cutting-edge technologies such as IoT, AI, and big data analytics to provide real-time tracking and monitoring of assets, machines, and people within industrial environments. With our RTLS, businesses can achieve improved operational efficiency, enhanced safety and reduced costs. By having real-time visibility into operations, industrial organizations can make informed, data-driven decisions, minimize downtime, and ensure compliance with industry regulations. With our RTLS, industrial businesses can transform their operations and stay ahead of the curve in the digital age.

Inpixon’s full-stack industrial IoT solution provides end-to-end visibility and control over a wide range of assets and devices. It’s designed to help organizations optimize their operations and gain a competitive edge in today’s data-driven world. The turn-key platform integrates a range of technologies, including RTLS, sensor networks, edge computing, and big data analytics, to provide a comprehensive view of an organization’s operations. We help organizations to track the location and status of assets in real-time, identify inefficiencies, and make decisions that drive business growth. Our IoT stack covers all the technology layers, from the edge devices to the cloud. It includes hardware components such as sensors and gateways, a robust software platforms for data management and analysis, and a user-friendly dashboard for real-time monitoring and control. Our solutions also offer robust security features, to help ensure the protection of sensitive data. Additionally, Inpixon’s RTLS provides scalability and flexibility, allowing organizations to easily integrate it with their existing systems and add new capabilities as their needs evolve.

In addition to our Indoor Intelligence technologies and solutions, we also offer:

•        Digital solutions (eTearsheets; eInvoice, adDelivery) or cloudbased applications and analytics for the advertising, media and publishing industries through our advertising management platform referred to as Shoom by Inpixon; and

•        A comprehensive set of data analytics and statistical visualization solutions for engineers and scientists referred to as SAVES by Inpixon.

We report financial results for three segments: Indoor Intelligence, Shoom and SAVES. For Indoor Intelligence, we generate revenue from sales of hardware, software licenses and professional services. For Shoom and SAVES we generate revenue from the sale of software licenses.

Products and Services

Indoor Intelligence

Our Indoor Intelligence offerings consist of the following software and hardware products.

•        Industrial RTLS SaaS Platform — Our full stack offering in the Industrial IoT space includes an enterprise class, multi-technology RTLS IoT platform for industrial automation. Inpixon’s RTLS IoT platform is a comprehensive real-time IoT solution for the implementation of industrial RTLS (track & trace) applications for indoor and outdoor areas, such as vehicle localization, production tracking, yard management, gate allocation, forklift location (MHE), real-time route optimization, and the automatic identification (AutoID)

and booking of goods and material flows. In addition to real-time data applications for the digital twin, it also provides smart real-time location analyses from a single platform suite, enabling companies to identify significant process optimizations and make data-based decisions. Prebuilt modules offered within the platform include smart factory, smart warehouse, inventory manager, shipment manager, and yard manager. The digital twin of a physical space facilitates use cases for facility management, security safety, customer or worker experiences, asset tracking and more.

•        IoT Devices, Sensors and Tags — Our RTLS asset tracking hardware includes a full end-to-end portfolio of IoT sensors (also known as nodes or anchors) and tracking tags to track assets or personnel. This portfolio leverages our own products for ultra-wideband (UWB) and chirp spread spectrum (CSS) and GPS while incorporating support for third party integrated BLE, RFID and LiDAR solutions. In the security space, a version of our sensor enables detection of cellular, Wi-Fi and BLE signals that is combined with UWB to offer security and high value asset tracking solutions. Chirp technology is effective for longer range communication while UWB is an important RF standard for pinpoint asset tracking. Organizations across many different industries can leverage the accuracy, low-latency, and reliability of both technologies to track the real-time location and status of key assets and equipment, with precision. Users can display and track the static location and movement of assets and asset attribute information within a space on indoor maps.

•        Transceivers/Modules — The Inpixon nanoLOC transceiver is a low-power, highly integrated mixed-signal chip. This 2.4 GHz long range CSS transceiver transmits and receives wireless data packets for robust wireless communications, ranging capabilities, and real-time location determination. Inpixon’s chirp leverages a patented, Inpixon-owned technology and offers range comparable to Wi-Fi systems with accuracy of BLE or UWB in some scenarios. Supporting a freely adjustable center frequency with three non-overlapping frequency channels, amongst others, the Inpixon nanoLOC enables multiple physically independent networks and improved coexistence with existing 2.4 GHz wireless technologies. This product is also available in a module form to allow easier integration for our partners and integrators.

•        Video Integration — Our RF video solution uses IoT analytics data and allows direct integration with leading Video Management Systems (VMS) and CCTV to provide visual track and trace of assets or to quickly allow video to aid security personnel in an emergency situation. This solution builds upon the accurate mapping solutions while adding analytics and precise RTLS data.

•        Analytics and Insights — Our cloud-based analytics platform allows data from multiple sensors and data sources to be visualized for action by the customer. Our platforms can engage with data from our IoT sensors, mobile apps, third-party sensors and data that is ingested via an application programming interface (API) or data import. Analytics enable, for instance, factory operators to visualize and analyze the flow of products through the facility to address bottlenecks and improve efficiency and productivity.

•        Augmented Reality (AR) and 3D — Our augmented reality solutions allow us to easily scan a space and subsequently attach AR content persistently to any position in the world. The technology can also be used for visual asset tracking without beacons or markers as well as digital twin creation and manipulation. Using SLAM combined with innovative technologies offers tools to help enable augmented reality and metaverse capabilities for their business.

•        Wireless Device Detection for Security — Our wireless detection and positioning solutions help cultivate situational awareness and identify security risks by leveraging sensors with proprietary technology that can detect and position active cellular, Wi-Fi, Bluetooth, and UWB signals throughout a venue. This solution allows for the positioning of people and assets homogeneously as they travel in a controlled space and empowers customers to make key decisions around security, risk mitigation and public safety, at scale. Utilizing various radio signal technologies permits device positioning with accuracy ranging from several meters down to approximately thirty centimeters, depending on the product deployed and conditions in the indoor space. The technology allows for detailed understanding of space and resource utilization, and in security applications it enables detection and identification of authorized and unauthorized devices, prevention of rogue devices through alerts based on rules when unknown devices are detected in restricted areas and asset tracking with centimeter level precision.

•        Enterprise Apps — Our indoor intelligence segment for the reporting period covered by this report also includes the smart office app, events and mapping solution which comprised the enterprise apps line of products offering enhanced employee experiences with a holistic location aware customer branded employee app for a smart, innovative and connected workplace. This suite of products and solutions was spun off in connection with the separation of our enterprise apps business effective as of March 14, 2023. (See “Corporate History” below and “Recent Events — Enterprise Apps Spin-off and Business Combination” under Part II, Item 7 herein for more information).

Shoom

With Shoom Digital Solutions we offer comprehensive digital solutions or cloud-based applications and analytics for the media and publishing industry, including eTearsheets and eInvoice. eTearsheets provides both advertiser and publication users with an advertising analytics tool kit for accessing single ads or entire campaigns across multiple publications. eTearsheets seamlessly with existing PDF workflows, merging users PDF pages with ad data, creating links to the ads, and sending an option e-mail to advertisers containing a link to their ad pages. Users can access the site on their desktop, tablet or mobile devices, and need only internet access and a standard browser. eInvoice is a hosted, web-based solution offering email notifications, seamless interaction with eTearsheets and dynamic invoice searching.

SAVES

Through our SAVES product line we offer a comprehensive set of data analytics and statistical visualization software solutions for engineers and scientists. The suite of data analytics and statistical visualization tools includes SigmaPlot, SigmaStat, SYSTAT, PeakFit, TableCurve 2D, TableCurve 3D, SigmaScan and MYSTAT.

Product Enhancements

Our ability to adapt to the technological advancements within our industry is critical to our long-term success and growth. As a result, our executive management must continuously work to ensure that they remain informed and prepared to quickly adapt and leverage new technologies within our product and service offering as such technologies become available. In connection with that goal, our product roadmap development plans include expanding the use of both UWB and CSS technology for precise asset tracking, furthering our efforts towards 3D mapping, with a specific focus on light detection and ranging (LiDAR) and AR features, innovation in our machine learning algorithms for our positioning engines, and understanding worldwide 5G deployments to enhance our detection and positioning capabilities.

Positioning Innovation Powered by Machine Learning

In 2023, we intend to continue to expand our use of machine learning and artificial intelligence (“AI”) to improve positioning accuracy, reliability and range which would provide additional benefits to existing customers and unlock new opportunities for our technology. Following these enhancements, we believe our products will be able to assist in providing predictive, more accurate, bidirectional location information to secure and optimize our deployments using hardware that includes iOS and Android smartphones, IoT sensors, access points or BLE beacons.

5G

Building on research and development (R&D) efforts in 2022, we intend to continue to study the worldwide 5G deployments, both public and private, to identify a robust hardware and software solution to detect and position new handsets based on this technology and explore software defined radio solutions, as well as enhancements in antenna technology to provide our customers with additional capabilities in the security field. This is a complex challenge and we are working with partners and customers to understand requirements, use cases and solutions.

Analytics and Insights

Inpixon Analytics on-premises or in the cloud, along with specially-optimized algorithms and industry specific dashboards that are intended to provide better visibility, predictive maintenance, process optimization, security and safety, and data-driven decision-making. Improved visibility gives real-time locations and status of assets, people, and equipment both indoors and outdoors. By collecting and analyzing data from RTLS systems, organizations gain insights from asset movements and use this information to optimize their operations. Predictive maintenance reduces downtime and maintenance costs, as well as improve the lifespan of equipment. Process optimization helps improve productivity, reduce costs, and enhance customer satisfaction. Security and safety helps prevent accidents, reduce the risk of theft, and enhance the overall safety of employees and customers. Data-driven decision making by analyzing data from RTLS systems, organizations gains a better understanding of their operations, identify areas for improvement, and make data-driven decisions that drive business value.

Augmented Reality and Digital Twin

Inpixon AR and digital twin technologies multiplies the capabilities of RTLS solutions by providing real-time visualization aided with meta data, remote monitoring, simulation and testing, predictive maintenance, collaboration, and training, all of which can help optimize operations and improve efficiency. AR helps visualize the real-time location of assets, people, and equipment in the physical world, overlaid with digital information such as asset status, maintenance history, and other relevant data. This can provide a more intuitive and efficient way for operators to understand and interact with the physical world. In addition, digital twin features can enable remote monitoring of assets and equipment, providing a virtual representation of the physical world that can be accessed from anywhere to monitor assets and equipment in real-time and make informed decisions based on the data gathered. Digital twin technology can also enable simulation and testing of scenarios in a virtual environment, allowing our customers to test different configurations and optimize their operations without the need for physical experimentation. Finally, AR and digital twin technologies can facilitate collaboration and training by providing a shared virtual environment where operators can train and work together remotely.

Corporate Strategy

In order to continue to respond to rapid changes and required technological advancements, as well as increase our shareholder value, we are exploring strategic transactions and opportunities that we believe will enhance shareholder value. Our board of directors has authorized a review of strategic alternatives, including a possible asset sale, merger with another company or spin-off of one or more of our business units. We will also be opportunistic and may consider other strategic and/or attractive transactions, which may include, but not be limited to other alternative investment opportunities, such as minority investments, joint ventures or special purpose acquisition companies. If we make any acquisitions in the future, we expect that we may pay for such acquisitions with cash, equity securities and/or debt in combinations appropriate for each acquisition. In September of 2022, we entered into an Agreement and Plan of Merger in connection with the spin-off and sale of our enterprise apps business which was consummated on March 14, 2023. (See “Corporate History” below and “Recent Events — Enterprise Apps Spin-off and Business Combination” under Part II, Item 7 herein for more details). In addition, we have entered into an Agreement and Plan of Merger with XTI on July 24, 2023 in connection with a proposed merger with XTI. Additionally, we expect to divest our Shoom, SAVES and Game Your Game lines of business by contributing the relevant assets and liabilities to a wholly-owned subsidiary and sell the equity interests in the subsidiary to an affiliated party following the merger.

Research and Development Expenses

Our future plans include investments in research and development and related product enhancement opportunities. Our management believes that we must continue to dedicate a significant amount of resources to research and development efforts to maintain a competitive position. Our products intersect many emerging fields including metaverse, augmented reality, occupancy planning, industry 4.0, smart cities, and more, and we continue to innovate and patent new methods to solve problems for our customers. Research and development expenses for the years ended December 31, 2022 and 2021 totaled approximately $17.7 million and $14.1 million, respectively.

Sales and Marketing

Inpixon sales channels include direct sales as well as indirect sales through channel partners including original equipment manufacturers (OEMs), integrators, resellers and distributors. Indirect sales partners may provide a range of pre- and post-sales services to Inpixon customers including system design, installation, commissioning and service.

Direct sales representatives are compensated with a base salary and, in certain circumstances, may participate in incentive plans such as commissions or bonuses.

Inpixon markets its products through industry-focused as well as account-based marketing strategies which utilize SEO, advertising, social media, trade shows, conferences, webinars and other media.

Our Inpixon products are primarily sold on a license (up-front one-time fee) or SaaS model. In our licensing model, we also typically charge an annual maintenance fee. The SaaS model is typically for a 2-3 year contract and includes maintenance upgrades. The SaaS model generates a recurring revenue stream. Our Shoom product is on a monthly subscription model based on 2-3 year contracts. SAVES products are sold as annual or perpetual licenses along with maintenance subscriptions.

Customers

Inpixon’s RTLS offerings which include real-time location tracking, collision avoidance and wireless device detections are used around the world in automotive factories, heavy equipment factories, logistics and distribution warehouses, mining operations, government and military buildings, and corporate offices. Shoom solutions customers are primarily found in the advertising, media and publishing industries. SAVES solutions are used by engineers and scientists in a variety of industries including environmental sciences, behavioral sciences, medical research and engineering.

Our top three customers accounted for approximately 19% and 16% of our gross revenue during the years ended December 31, 2022 and 2021, respectively. During 2022 no customer accounted for more than 10% of our gross revenue, and two customers accounted for 7% of our gross revenue in 2022 and one customer accounted for 8% of our gross revenue in 2021. From time to time, one or two customers can represent a significant portion of our revenue as a result of one-time projects.

Competition

Our business is characterized by innovation and rapid change. Our RTLS Indoor Intelligence products compete with companies such as Aruba, Cisco, Juniper Networks/Mist Systems, Ubisense, Sewio, Kinexon, Zebra Technologies and other mostly vertical focused RTLS companies. Some competitors determine positioning primarily using BLE or Wi-Fi and, therefore, we believe they cannot achieve the same accuracy that we do and so cannot meet some customers’ needs. Many Inpixon competitors are focused on one technology and/or vertical and, at this time, we believe none of them have as complete an offering of tags, anchors, positioning, engine, software, integrations and analytics.

We believe we offer a unique and differentiated approach to the market with our industrial RTLS which is:

•        Comprehensive.    We offer full-stack RTLS solutions which seamlessly integrates tracking tags, anchors, sensors, positioning engine, software, and connections to third-party systems. We integrate a myriad of indoor data inputs and outputs. With a single platform we can support a multitude of use cases across numerous industries in both the private and public sector.

•        Scalable.    Our solutions are built to support customers’ expanding needs and use cases. Unlike many other competitive point-solutions, we can offer expansion paths and support for a wide variety of location-based use cases at large, multi-size, global enterprises. Our multi-layered depiction of indoor data allows users to see the information most relevant to their role, in the optimal format for them (e.g., charts, tables, maps, etc.).

•        Technology-agnostic and open.    We embrace an ecosystem of hardware, software, integration and distribution partners welcoming integration and synchronization with third party data and systems in combination with our platform. Our open architecture is designed to enable the integration of disparate technologies, preserve investment and avoid obsolescence. APIs and MQTT make it possible to move data in and out of our platform to enable a plethora of opportunities and benefits.

MerlinOne and PressTeligence compete with the functionality of our Shoom products, but typically provide information only for the specific customer and not for the customer’s competitors or for the industry.

Originlab and Graphpad Prism are the main competitors of our SAVES products.

Intellectual Property

To establish and protect our proprietary rights, we rely on a combination of patents, trademarks, copyrights, trade secrets, including know-how, license agreements, confidentiality procedures, non-disclosure agreements with third parties, employee disclosure and invention assignment agreements, and other contractual rights. We do not believe that our proprietary technology is dependent on any single patent or copyright or groups of related patents or copyrights. We believe the duration of our patents is adequate relative to the expected lives of our products.

Our SAVES products are sold pursuant to an exclusive, world-wide, fully transferable, royalty free, 15 year (“License Term”) license and distribution agreement (the “Systat License Agreement”) with Cranes Software International Ltd. (“Cranes”) and Systat Software, Inc. (“Systat” and together with Cranes, the “Systat Parties”) pursuant to which we were granted (a) an exclusive, worldwide license to use, modify, develop, market and distribute the SYSTAT software suite of products related source code, user documentation and associated intellectual property and (b) an exclusive, worldwide sub-license to use, modify, develop, market and distribute the Sigma Plot suite of software, related source code, user documentation and associated intellectual property licensed to Systat by Cranes. In addition, we were also granted with an exclusive, worldwide, fully transferable, royalty free license to create derivative works and improvements, modifications, enhancements, changes, or corrections to the underlying software, source code and documentation during the License Term (“Modification”). We own title to any Modifications.

In connection with the Enterprise Apps Spin-off and the terms of the KINS Separation Agreement (defined below), each of Inpixon and CXApp have granted the other party a limited worldwide, non-exclusive, irrevocable, royalty free, fully paid up, perpetual license (the “Licensee”) to use, practice and otherwise exploit such intellectual property (with certain exceptions) that is owned, controlled or purported to be owned or controlled by the other party (the “Licensor”) to the extent used, practiced or otherwise exploited in the business of the Licensee during the twelve (12) months prior to the separation or is reasonably anticipated to be used after the separation for the conduct of any business of the Licensee as conducted on or prior to the separation and reasonably anticipated extension or evolutions thereof that are not substitutes for any product or service of the Licensor.

Government Regulation

In general, we are subject to numerous federal, state and foreign legal requirements on matters as diverse as data privacy and protection, employment and labor relations, immigration, taxation, anticorruption, import/export controls, trade restrictions, internal and disclosure control obligations, securities regulation and anti-competition.

Violations of one or more of these diverse legal requirements in the conduct of our business could result in significant fines and other damages, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations or contractual obligations related to regulatory compliance in connection with the performance of customer contracts could also result in liability for significant monetary damages, fines and/or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to compete for certain work and allegations by our customers that we have not performed our contractual obligations. To date, compliance with these regulations has not been financially burdensome.

Employees

As of October 24, 2023, we have 97 employees, including 6 part-time employees, which includes all employees of our subsidiaries. This includes 3 officers, 17 sales personnel, 6 marketing personnel, 51 technical and engineering personnel and 14 finance, legal and administration personnel.

Corporate History

We were originally formed in the State of Nevada in April 1999. Prior to the spin-off in August 2018 of our wholly-owned subsidiary, Sysorex, Inc. (“Sysorex”), our business was primarily focused on providing information technology and telecommunications solutions and services to commercial and government customers primarily in the United States. The product and service offerings included enterprise infrastructure solutions for business operations, continuity, data protection, software development, collaboration, IT security, and physical security needs, including, third party hardware, software and related maintenance and warranty products and services resold from well-known brands and information technology development and implementation professional services.

On August 31, 2018, we completed the spin-off of Sysorex to separate our legacy enterprise infrastructure solution business from our indoor intelligence business.

On May 21, 2019, we completed the acquisition of 100% of the outstanding capital stock of Locality Systems, Inc. (“Locality”), including its wireless device positioning and RF augmentation of video surveillance systems through our subsidiary, Inpixon Canada. The video management system (“VMS”) integration, which is currently available for a number of VMS vendors, can assist security personnel in identifying potential suspects and tracking their movements cross-camera and from one facility to another. The solution is designed to enhance traditional security video feeds by correlating RF signals with video images.

On June 27, 2019, we acquired a portfolio of GPS technologies and IP, including, but not limited to (a) an IP portfolio that includes a registered patent, along with more than 20 pending patent applications or licenses to registered patents or pending applications relating to GPS technologies; (b) a smart school safety network solution that consists of a combination of wristbands, gateways and proprietary backend software, which rely on the Bluetooth Low-Energy protocol and a low-power enterprise wireless 2.4Ghz platform, to help school administrators identify the geographic location of students or other people or things (e.g., equipment, vehicles, tools, etc.) in order to, among other things, ensure the safety and security of students while at school; (c) a personnel equipment tracking system and ground personnel safety system, which includes a combination of hardware and software components, for a GPS and RF based personnel, vehicle and asset-tracking solution designed to provide ground situational awareness and near real-time surveillance of personnel and equipment traveling within a designated area for, among other things, government and military applications and (d) a right to 30% of royalty payments that may be received by GTX in connection with its ownership interest in Inventergy LBS, LLC, which is the owner of certain patents related to methods and systems for communicating with a tracking device.

On August 15, 2019, we acquired our Inpixon Mapping product in connection with the acquisition of Jibestream, Inc. (“Jibestream”) which was amalgamated into Inpixon Canada on January 1, 2020.

On October 31, 2019, we received stockholder approval for, and subsequently effected, a reverse split of our outstanding common stock at a ratio of 1-for-45, effective as of January 7, 2020 for the purpose of complying with Nasdaq Listing Rule 5550(a)(2).

On June 19, 2020, we acquired an exclusive license to use, market, distribute, and develop the SYSTAT and SigmaPlot software suite of products (referred to as “SAVES”) pursuant to an Exclusive Software License and Distribution Agreement, by and among the Company, Cranes Software International Ltd. (“Cranes”) and Systat Software, Inc. (“Systat” and, together with Cranes, the “Systat Parties”), as amended on June 30, 2020 and February 22, 2021 (as amended, the “License Agreement”). In connection with the License Agreement, we received an exclusive, worldwide license to use, modify, develop, market, sublicense and distribute the SAVES software, software source, user documentation and related Systat Intellectual Property (as defined in License Agreement) (the “License”); and an option to acquire the assets underlying the License (the “Purchase Option”). On February 22, 2021, we exercised the Purchase Option for a portion of the assets including certain of the SAVES software, trademarks, solutions, domain names and websites.

On August 19, 2020, we entered into an agreement with Ten Degrees Inc. (“TDI”), Ten Degrees International Limited (“TDIL”), mCube International Limited (“MCI”), and the holder of a majority of the outstanding capital of TDIL and mCube, Inc., and the sole shareholder of 100% of the outstanding capital stock of MCI (“mCube,” together with TDI, TDIL, and MCI collectively, the “Transferors”) to acquire a suite of on-device “blue-dot” indoor location and motion technologies, including patents, trademarks, software and related intellectual property from the Transferors.

On October 6, 2020, we acquired all of the outstanding shares of Nanotron (“Nanotron Shares”) through our wholly-owned subsidiary Inpixon GmbH, pursuant to a Share Sale and Purchase Agreement with Nanotron Technologies GmbH, a limited liability company incorporated under the laws of Germany (“Nanotron”), and Sensera Limited (“Sensera”), the sole shareholder of Nanotron. As a result of the acquisition, our asset tracking and RTLS business expanded to include offering wireless location awareness technology for consumers, for solutions such as locating and tracking a pet, livestock, child, or property, while transmitting the data into a useable format.

On March 25, 2021, we entered into a Stock Purchase Agreement (the “GYG Purchase Agreement”) with Game Your Game, Inc., a Delaware corporation (“GYG”), and certain selling shareholders (the “Selling Shareholders”), pursuant to which we acquired an aggregate of 522,000 shares of common stock of GYG (the “GYG Shares”), representing 55.4% of the outstanding shares of common stock of GYG. GYG’s business consists of developing and providing solutions using sports data and analytics.

On April 23, 2021 we entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Visualix GmbH i.L. (the “Visualix”), its founders (each, a “Founder,” and collectively, the “Founders”), and Future Energy Ventures Management GmbH (“FEVM”) pursuant to which we acquired substantially all of the Visualix assets including certain computer vision, robust localization, large-scale navigation, mapping, and 3D reconstruction technologies (collectively, the “AR Technology”), the intellectual property and patent applications underlying the AR Technology.

On April 30, 2021, we acquired over 99.9% of the outstanding capital stock of Design Reactor, Inc., a California corporation (“The CXApp”), the provider of a leading SaaS app platform that enables corporate enterprise organizations to provide a custom-branded, location-aware employee app focused on enhancing the workplace experience and hosting virtual and hybrid events pursuant to the terms of a Stock Purchase Agreement. On May 10, 2021, we acquired the remaining interest of The CXApp.

On December 9, 2021, through our wholly-owned subsidiary, Nanotron Technologies GmbH, a limited liability company incorporated under the laws of Germany, we entered into a Share Sale and Purchase Agreement (the “Purchase Agreement”) with the shareholders of IntraNav GmbH, a limited liability company incorporated under the laws of Germany (“IntraNav”), pursuant to which we acquired 100% of the outstanding capital stock (the “IntraNav Shares”) of IntraNav, a leading industrial IoT (“IIoT”), real-time location system (“RTLS”), and sensor data services provider.

On September 25, 2022, we entered into an Agreement and Plan of Merger (the “KINS Merger Agreement”) by and among Inpixon, KINS Technology Group Inc., a Delaware corporation (renamed CXApp Inc., “KINS” or “New CXApp”), CXApp Holding Corp., a Delaware corporation and wholly-owned subsidiary of New CXApp (formerly a wholly-owned subsidiary of Inpixon, “CXApp”), and KINS Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of KINS (“KINS Merger Sub”), pursuant to which KINS would acquire Inpixon’s enterprise apps business (including its workplace experience technologies, indoor mapping, events platform, augmented reality and related business solutions) (the “Enterprise Apps Business”) through the merger of KINS Merger Sub with and into CXApp (the “KINS Merger”), with CXApp continuing as the surviving company and as a wholly-owned subsidiary of KINS, in exchange for the issuance of shares of KINS capital stock valued at $69 million (the “KINS Business Combination”). Immediately prior to the KINS Merger and pursuant to a Separation and Distribution Agreement, dated as of September 25, 2022, among KINS, Inpixon, Design Reactor, Inc., a California corporation (“Design Reactor”) and CXApp (the “KINS Separation Agreement”), and other ancillary conveyance documents, Inpixon would, among other things and on the terms and subject to the conditions of the KINS Separation Agreement, transfer the Enterprise Apps Business, including certain related subsidiaries of Inpixon, including Design Reactor, to CXApp (the “KINS Reorganization”). Following the KINS Reorganization, Inpixon would distribute 100% of the common stock of CXApp, par value $0.00001, to certain holders of Inpixon securities as of the record date of March 6, 2023 (the “Enterprise Apps Spin-Off”).

On March 14, 2023, we completed the Enterprise Apps Spin-off and subsequent KINS Business Combination (the “KINS Closing”) In connection with the KINS Closing, KINS was renamed CXApp Inc. (“New CXApp”). Pursuant to the KINS Transaction Agreements, Inpixon contributed to CXApp cash and certain assets and liabilities constituting the Enterprise Apps Business, including certain related subsidiaries of Inpixon, to CXApp (the “CXApp Contribution”). In consideration for the CXApp Contribution, CXApp issued to Inpixon additional shares of CXApp common stock such that the number of shares of CXApp common stock then outstanding equaled the number of shares of CXApp common stock necessary to effect the KINS Distribution. Pursuant to the KINS Distribution, Inpixon shareholders as of the KINS Record Date received one share of CXApp common stock for each share of Inpixon common stock held as of such date. Pursuant to the KINS Merger Agreement, each share of Legacy CXApp common stock was thereafter exchanged for the right to receive 0.09752221612415190 of a share of New CXApp Class A common stock (with fractional shares rounded down to the nearest whole share) and 0.3457605844401750 of a share of New CXApp Class C common stock (with fractional shares rounded down to the nearest whole share). New CXApp Class A common stock and New CXApp Class C common stock are identical in all respects, except that New CXApp Class C common stock is not listed and will automatically convert into New CXApp Class A common stock on the earlier to occur of (i) the 180th day following the closing of the KINS Merger and (ii) the day that the last reported sale price of New CXApp Class A common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period following the closing of the Merger. Upon the closing of the KINS Business Combination, Inpixon’s existing securityholders held approximately 50.0% of the shares of New CXApp common stock outstanding. The Enterprise Apps Spin-off was expected to be tax-free to Inpixon and its stockholders for U.S. federal income tax purposes. If the Business Combination with XTI is completed, the Enterprise Apps Spin-off would become taxable to Inpixon. For more details, please see the risk factor entitled “The Business Combination is expected to cause the Enterprise Apps Spin-off to become taxable to Inpixon.”

On March 15, 2023, New CXApp began regular-way trading on NASDAQ under the ticker symbol “CXAI.” Inpixon continues to trade under the ticker symbol “INPX.”

Effective as of October 7, 2022, we effected a reverse stock split of our authorized and issued and outstanding common stock at a ratio of 1-for-75, for the purpose of complying with Nasdaq Listing Rule 5550(a)(2).

Corporate Information

As of June 30, 2023, we had four operating subsidiaries: (i) Inpixon Limited (100% ownership) based in Slough, United Kingdom; (iii) Inpixon GmbH (100% ownership) based in Ratingen, Germany; (iv) Game Your Game, Inc., based in Palo Alto, CA (55.4%); (vi) Inpixon India Limited (82.5% ownership) based in Hyderabad, India;. In addition, Active Mind Technology Ltd. and Active Mind Technology R&D, both based in Galway, Ireland, are indirect subsidiaries of the Company and the wholly-owned subsidiaries of Game Your Game Inc. Nanotron Technologies GmBh (“Nanotron”), based in Berlin, Germany is an indirect subsidiary of the Company and the wholly-owned subsidiary of Inpixon GmbH and IntraNav GmbH, based in Eschborn, Germany (“IntraNav”) is an indirect subsidiary of the Company and the wholly-owned subsidiary of Nanotron.

Our principal executive offices are located at 2479 E. Bayshore Road, Suite 195, Palo Alto, CA 94303, and our telephone number is (408) 702-2167. As of December 31, 2022, our subsidiaries maintained offices in Toronto, Ontario, Hyderabad, India, Berlin Germany, Ratingen, Germany, Eschborn, Germany, Manila, Philippines and Slough, UK. Our Internet website is www.inpixon.com. The information on, or that can be accessed through, our website is not part of this report, and you should not rely on any such information in making any investment decision relating to our common stock.

XTI BUSINESS

In this section, references to “we,” “us,” “XTI”, the “Company” and “our” are intended to refer to XTI Aircraft Company prior to the consummation of the Business Combination and to the combined company after the consummation of the Business Combination, unless the context clearly indicates otherwise.

This section contains forward-looking statements about the business and operations of XTI, and following the Business Combination, the combined company and its subsidiaries. The actual results of XTI and the combined company may differ materially from those currently anticipated as a result of many factors, including those described under “Risk Factors” and elsewhere in this prospectus. See also “Forward Looking Statements.”

Overview

XTI Aircraft Company is an aircraft development and manufacturing company. Headquartered in Englewood, Colorado, the Company is developing a vertical takeoff and landing aircraft that takes off and lands like a helicopter and cruises like a fixed-wing business aircraft. Our initial model, the TriFan 600, is a six-seat aircraft which is intended to provide point-to-point air travel over distances of up to 700 miles, fly at twice the speed of a helicopter and cruise at altitudes up to 25,000 feet.

We believe the TriFan 600 will be one of the first VTOL aircraft that offers the speed and comfort of a business aircraft and the range and versatility of VTOL for a wide range of customer applications, including private aviation for business and high net worth individuals, emergency medical services, and commuter and regional air travel.

The Company was incorporated in October 2009, and began operations in the fourth quarter of 2012. Since then, we have been engaged primarily in developing the design and engineering concepts for the TriFan 600, building and testing a two-thirds scale unmanned version of the TriFan 600, generating pre-orders for the TriFan 600, and seeking funds from investors to enable the Company to build full-scale piloted prototypes of the TriFan 600, and to eventually engage in commercial development of the TriFan 600.

TriFan 600

We believe that the target TriFan 600 design will provide unique advantages over existing helicopters, turboprop and light jet aircraft. Since the aircraft will take off and land vertically, we anticipate that the TriFan 600 will generate significant time savings on a typical 500-mile trip by traveling point-to-point or utilizing more convenient existing ground and airspace infrastructure (such as helipads) to avoid or reduce the time traveling on the ground to and from an airport. The TriFan 600 also is expected to have the capability to take off and land conventionally, if a runway is available. This added capability is expected to increase range and payload and expand utility.

We plan to either assemble the TriFan 600 aircraft in-house with supplier-provided components or engage a third-party manufacturer to assemble the aircraft. By combining existing and future state-of-the-art technologies and components (including turbine engines, composites, software, advanced propulsion and fuel systems) into our patented proprietary design, we believe the TriFan 600 will be a commercially successful aircraft for the business and other aviation markets described below.

Engineering and Development to Date

We plan to seek FAA certification of the TriFan 600 as a fixed-wing, VTOL aircraft. Initial concept and engineering analysis for the TriFan 600 was completed in April 2014. We built a 65% scale prototype and in May 2019 began initial hover tests. The prototype was successfully hover-tested multiple times. Subsequent to raising private funding during 2021, we hired a number of engineers (employees and consultants) to establish our core engineering organization. Additionally, we retained consulting firms to provide specialized engineering technical knowledge to complement our team.

We completed our preliminary design review (“PDR”) in 2022, which set the stage for the next step of design development. We updated the exterior design of the TriFan 600, including the wing fans location and the horizontal tail, all of which had a positive impact on the performance and efficiency of the aircraft. Design and engineering for other systems, including the propulsion system, landing gear, cockpit visibility, cabin sizing and structural integrity were also advanced significantly during 2021 and 2022.

The PDR phase included the identification of the Company’s supply chain. The team, through the design phase, has identified and started negotiating with key suppliers globally to support each of the components or systems of the TriFan 600, requesting proposals from each. As a result of these efforts, we have established a baseline bill-of-materials.

The current development design review phase (“DDR”) of the program includes further interactions with suppliers to develop and mature major structures and systems of the aircraft. With input from industry-respected suppliers, we believe all systems of the TriFan 600 can be incorporated into the airframe to deliver a fully-integrated solution. The fulfillment of this phase is expected to pave the way for approving engineering designs used to build the aircraft. The DDR phase also includes ongoing communication with the FAA to discuss and maintain awareness of the Company’s compliance with federal regulations.

The next target milestones include critical design review (“CDR”) and building and preliminary testing of a full-scale flight test aircraft. Achieving these milestones, along with building additional full-scale flight test aircraft, is fully dependent on XTI raising additional financing subsequent to the date of this filing.

Following the completion of the first full-scale flight test aircraft, certification from the FAA is expected to take an additional eighteen months to achieve. The Company anticipates FAA certification of the TriFan 600 in 2028.

The Market

In today’s regional air travel market, customers have two choices — either a fixed-wing airplane which requires a runway, or a helicopter which is slower, comparatively expensive, and relatively range limited. What we intend to bring to market is a unique “crossover” aircraft combining the best qualities of both. Our target customers for the TriFan 600 include business jet and helicopter operators, major and regional airlines, companies who own and operate their own private jets, air medical operators and individuals. In terms of current market size, the 2022 year-end General Aviation Aircraft Shipment Reports of the General Aviation Aircraft Manufacturers Association reports total turbine business aircraft and turbine helicopter shipments billings at approximately $27.4 billion for 2022.

We believe the anticipated differentiating performance capabilities of the TriFan 600 — the unique versatility delivered by combining the best of a helicopter and a business aircraft in one platform which we expect will result in significant time and cost savings — will be attractive to customers and disruptive in existing markets. As of the date of this filing, we have conditional pre-orders under a combination of aircraft purchase agreements, non-binding reservation deposit agreements, options and letters of intent for the delivery of more than 700 aircraft. One purchaser located in the southwest region of the United States is a party to a non-binding pre-order for 100 aircraft. We have entered into non-binding options to purchase for an aggregate of 412 aircraft with potential purchasers located in the northeast, southwest and west coast regions of the United States. We have entered into non-binding aircraft reservation deposit agreements for an aggregate of 114 aircraft with potential purchasers located in the United Kingdom, Ireland, Australia, Dubai, India, Japan, Brazil, and the United States. Customers making reservation deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. We have written letters of intent (without deposits) with customers for an additional 105 aircraft. Customers may request a return of their refundable deposits any time up until the execution of a purchase agreement. These conditional orders and reservations represent the potential of more than $7.0 billion in future gross revenue upon delivery of those aircraft, based on our current list price of $10 million per aircraft assuming we are able to execute on the development program for the TriFan 600, secure FAA certification, and deliver these aircraft. For more details regarding the nature of the conditional pre-orders, please see “— Key Agreement.” For the risks involved with the conditional pre-orders, please see “Risk Factors — The pre-orders we have received for our aircraft are non-binding, conditional or written expressions of interest and may be terminated at any time prior to execution of a definitive purchase agreement. If these pre-orders are cancelled, modified, delayed or not placed in accordance with the terms agreed with each party, our business, results of operations, liquidity and cash flow will be materially adversely affected”, “Risk Factors — The remainder of the development period for the TriFan 600 may take longer than anticipated” and “Risk Factors — We have a limited operating history and have not yet manufactured any non-prototype aircraft or delivered any aircraft to customers, and we may never develop or manufacture any VTOL aircraft.”

In contrast to the eVTOL (electric vertical takeoff and landing) aircraft, essentially short-range air taxis for urban transport being developed by other companies, the TriFan 600 is expected to have significantly greater range of 700 miles in addition to the flexibility to take off and land either vertically or conventionally. With our initial configuration of two turboshaft engines, we expect that our customers will be able to use much of the existing infrastructure on the ground, including more than 5,000 existing helipads in the U.S. alone, as well as other landing areas where it is safe and legal to land and take off, including job sites, grassy areas, driveways, back yards, other paved and improved surfaces, hospital helipads and regional airports, which may not contain the requisite charging infrastructure for eVTOL aircraft. We expect that this flexibility in takeoff and landing sites will offer a significant competitive advantage over eVTOL aircraft because eVTOL aircraft depend on the availability of battery or hydrogen charging infrastructure which is largely undeveloped at this time. We expect that the TriFan 600 will provide increased connectivity between communities as well as generate time savings for travelers. As technology matures, we envision a transition to hybrid-electric propulsion in our pursuit of taking aviation to a greener future. We believe our phased, measured-risk approach is prudent given the lack of technology readiness of battery and hydrogen propulsion, limited and slow progress with respect to regulatory guidance regarding novel propulsion technologies, and expected long timelines to develop a widespread charging network. With time, we also expect to benefit from the expected expansion of the landing pads, vertiports, and other VTOL aircraft infrastructure that will accommodate the eVTOL air taxis. We anticipate owners and users of the TriFan will be able to access many of those facilities, which should allow XTI to participate to some extent in the upcoming and not yet established Advanced Air Mobility (“AAM”) market.

As of the date of this filing, the base price of the TriFan 600 aircraft is approximately $10 million. The announced price for our only known direct competitor for a civilian fixed-wing VTOL aircraft is between $20 million and $30 million.

The TriFan 600’s $10 million base price falls within the price range ($6.5 million – $12 million) for many of the business airplanes with whom we expect the TriFan 600 to compete. Unlike the TriFan 600, these airplanes require runways for takeoff and landing, which adds to total trip times. The $10 million base price is above the initial purchase price range ($5.5 million to $8.2 million) for helicopters with whom the TriFan 600 expects to compete. However, the TriFan 600 can complete missions at approximately twice the speed of competing helicopters. Therefore, the mission time compared to helicopters is expected to be reduced by 40% – 50% and mission costs and emissions will also be reduced. As a result, we expect the TriFan 600’s five-year cost of ownership (initial base purchase price plus annual direct operating costs) to be lower than much of the helicopter competition.

Competition

The private jet aircraft market is highly competitive and we face a significant number of original equipment manufacturer competitors, most of whom are larger, better known and have better financial resources than us. When the TriFan 600 goes into production, we believe it will compete with other aircraft manufacturers by providing our customers with what we believe is a unique “crossover” aircraft with superior performance capabilities at a competitive purchase price. We believe the TriFan 600 will be one of a small number of aircraft that offers the speed, range and comfort of a business aircraft with the versatility of VTOL. As we expect that the TriFan 600 will be capable of flying greater distances and on average at twice the speed of competing helicopters, we expect the TriFan 600 to offer lower direct operating costs (cost per flight hour) and be able to fly almost twice as many missions, thus generating additional cost savings and revenue for airlines and aircraft operators when compared with helicopters.

Aviation Regulations

In the U.S., civil aviation is regulated by the FAA, which controls virtually every aspect of flight from pilot licensing to aircraft design and construction, and use of the public air space within the boundaries and territorial waters of the United States. The FAA requires that every civilian aircraft that flies in the U.S. carry a valid “type certificate” and airworthiness certificate issued by the FAA or a foreign civil aviation authority.

We intend to seek approval for the design of the TriFan 600 by obtaining a standard Type Certificate under Federal Aviation Regulations, in particular the criteria set forth by the FAA (as defined in Part 23 of the Federal Aviation Regulations (14 CFR Part 23)), as a normal category piloted aircraft that can also take off and land vertically. The Company plans to submit its initial certification plan by the fourth quarter of 2023. The FAA will oversee extensive testing and analysis of the TriFan 600 to confirm the aircraft’s safety, stability, reliability, performance, and compliance with the applicable airworthiness standards.

In addition, once the FAA issues a type certificate to the Company, we intend to apply for a production certificate, the FAA’s approval required for the manufacture of an FAA-approved type design, to enable the Company to manufacture the TriFan in commercial quantities. TriFan 600 aircraft that are manufactured by XTI in accordance with the type certificate and the production certificate will be delivered to customers along with a certificate of airworthiness. To obtain a production certificate from the FAA, we must demonstrate that our organization and our personnel, facilities, and quality system can produce the aircraft such that they conform to the approved design.

Since we are not permitted to deliver commercially produced aircraft to customers until any such aircraft has obtained FAA certification, no material aircraft sales revenue will be generated before receipt of FAA certification. The process of obtaining a valid type certificate, production certificate and airworthiness certificate for the TriFan 600 will take several years.

In addition to the FAA, customers’ operation of the TriFan 600 will be regulated by various state, county, and municipal agencies. Specifically, flight of the TriFan 600 will be regulated by the FAA, while the ability to take off and land will be governed by the FAA and various zoning restrictions imposed by non-federal agencies in each location where an owner of the TriFan 600 intends to operate. These restrictions vary by location. Some government and private locations in the U.S. and around the world limit or prohibit the use of aircraft. There are currently over 5,000 helipads in the U.S. where helicopters are allowed to land. Thus, we expect that customers will be able to legally land the TriFan 600 in these locations and at thousands of other paved areas or grassy areas, job sites, residential and commercial locations in the U.S. and around the world where it’s safe and legal to land VTOL aircraft, as well as smaller general aviation airports unavailable to conventional business aircraft and jets.

Intellectual Property

We have received a utility patent (US Patent 9,676,479) and a design patent (US Patent D741247) for a VTOL aircraft that includes a pair of ducted lift/thrust fans that are rotatably moveable between the lift and thrust positions. Based on those U.S. patents, the Company has also applied for and has been issued multiple additional foreign utility patents, including from China, Japan, Europe and Canada. We have sought to protect the intellectual property of the Company through the use of patents and trade secrets. Employee and third-party consultants have signed non-disclosure agreements with the Company which include standard provisions related to assignment of work product and other requirements to further protect its proprietary rights. We are continuing to develop intellectual property and we intend to aggressively protect our position in key technologies. We own several trademarks protecting the Company’s name and logo. Our intellectual property also includes extensive data, engineering analyses and other know-how.

We have obtained broad patent protection in both respects through the above-referenced patents. Under the European patent, we have applied for issuance of patents in the U.K., France, Germany, and Italy, where we expect the aircraft will be sold and used. Patents are also pending in Brazil.

Key Agreement

This section describes an agreement entered into by XTI, but does not purport to describe all of the terms thereof. The full text of the agreement is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, and the following description is qualified in its entirety by the full text of such exhibit.

Aircraft Purchase Agreement

On February 2, 2022, we entered into a conditional aircraft purchase contract (the “Aircraft Purchase Agreement”) with a counterparty located in the southwest region of the United States (“Counterparty A”) relating to the purchase of 100 TriFan 600 aircraft. The parties’ obligations under the Aircraft Purchase Agreement are subject to certain conditions, including certification of our aircraft by the FAA and obligations to amend the Aircraft Purchase Agreement to add certain material terms including, among others, delivery dates, aircraft specifications, warranties, remedies, milestones relating to the development of the TriFan 600, the type and extent of assistance to be provided by Counterparty A in obtaining certification of the TriFan 600, branding and marketing matters, optional equipment and other matters. Counterparty A’s obligations to consummate the Aircraft Purchase Agreement arise only after all material terms are agreed upon, in the discretion of each party. If the parties do not agree on such material terms, either party will have the right to terminate the agreement if such party determines in its discretion that it is not likely that the material terms will be agreed to in a manner consistent with such party’s business and operational interests (as those interests may change from time to time).

We will determine the base purchase price for each TriFan 600 aircraft under the Aircraft Purchase Agreement during the first month of the calendar quarter in which the subject TriFan 600 aircraft are to be delivered, subject to adjustments. The Aircraft Purchase Agreement contains customary representations and covenants for contracts of this type.

In connection with the Aircraft Purchase Agreement, we issued Counterparty A a warrant to purchase 6,357,474 shares of our common stock (the “Counterparty A Warrant”). The Counterparty A Warrant will be subject to adjustment by application of the exchange ratio at the Effective Time. The Counterparty A Warrant contains conditional vesting criteria; the purchase right for one-third of the shares represented by the Counterparty A Warrant vested upon the execution and delivery of the Aircraft Purchase Agreement and one-third of the shares will vest upon the occurrence of each of (a) acceptance of delivery and final purchase of the first TriFan 600 aircraft by Counterparty A pursuant to the Aircraft Purchase Agreement and (b) any change of control of XTI. The Counterparty A Warrant will expire on the earlier of (i) a liquidation event as defined therein and (ii) 5:00 p.m. Pacific time on February 2, 2029.

Facilities

Our headquarters are located at Centennial Airport in Englewood, Colorado. This facility houses our principal executive office, finance, and other administrative activities, although our employees and consultants mostly work remotely. The lease for this facility is month-to-month. Our engineers are working remotely throughout the U.S.

We believe that our facility in Colorado meets our needs for the immediate future. However, we plan to begin a site selection process as early as the fourth quarter of 2023 to identify a facility located at an airport within the continental U.S. that will allow us to consolidate engineers and other administrative employees, perform flight simulations, perform propulsion rig and prototype flight tests, and potentially expand to a full production site with a facility for pilot training. It is not yet determined whether our corporate headquarters will change from the current location at Centennial Airport. We expect to move into a new facility by 2025.

Employees and Human Capital

As of the date of this filing, the Company has twelve full-time employees. As capital is raised and made available, we expect our workforce will increase. XTI’s human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating its existing and additional employees.

As an organization, we define ourselves by our commitment to outstanding leadership, innovative solutions for aircraft technology development, and expertise in the aviation industry. With each person’s active involvement, creativity, and ideas, we continuously drive towards achieving our goals together.

We believe that our corporate culture and our relationships with our employees meaningfully contribute to our success. We strive to empower, engage, and celebrate diversity, authenticity, and inclusion — regardless of gender, race, ethnicity, identity, age, religion, or culture. Our goal is to maximize the impact of the XTI team by attracting, engaging, and retaining the most talented, dedicated, and passionate people. Our success will require inclusive collaboration.

INPIXON MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of Inpixon prior to the consummation of the merger described in the Overview of Our Business section below.

The following discussion and analysis should be read in conjunction with Inpixon’s financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Inpixon’s actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set out under “Risk Factors” and elsewhere in this proxy statement/prospectus. See “Cautionary Note Concerning Forward-Looking Statements” elsewhere in this proxy statement/prospectus.

Overview of Our Business

Inpixon is the Indoor Intelligence™ company. Our solutions and technologies help organizations create and redefine exceptional experiences that enable smarter, safer and more secure environments. Inpixon customers can leverage our real-time positioning, and analytics technologies to achieve higher levels of productivity and performance, increase safety and security, improve worker and employee satisfaction rates and drive a more connected work environment. We have focused our corporate strategy on being the primary provider of the full range of foundational technologies needed to form a comprehensive suite of solutions that make indoor data available and actionable to organizations and their employees. Together, our technologies allow organizations to create and utilize the digital twin of a physical location and to deliver enhanced experiences in their current environment and in the metaverse.

Inpixon specializes in providing real-time location systems (RTLS) for the industrial sector. As the manufacturing industry has evolved, RTLS technology has become a crucial aspect of Industry 4.0. Our RTLS solution leverages cutting-edge technologies such as IoT, AI, and big data analytics to provide real-time tracking and monitoring of assets, machines, and people within industrial environments. With our RTLS, businesses can achieve improved operational efficiency, enhanced safety and reduced costs. By having real-time visibility into operations, industrial organizations can make informed, data-driven decisions, minimize downtime, and ensure compliance with industry regulations. With our RTLS, industrial businesses can transform their operations and stay ahead of the curve in the digital age.

Inpixon’s full-stack industrial IoT solution provides end-to-end visibility and control over a wide range of assets and devices. It’s designed to help organizations optimize their operations and gain a competitive edge in today’s data-driven world. The turn-key platform integrates a range of technologies, including RTLS, sensor networks, edge computing, and big data analytics, to provide a comprehensive view of an organization’s operations. We help organizations to track the location and status of assets in real-time, identify inefficiencies, and make decisions that drive business growth. Our IoT stack covers all the technology layers, from the edge devices to the cloud. It includes hardware components such as sensors and gateways, a robust software platforms for data management and analysis, and a user-friendly dashboard for real-time monitoring and control. Our solutions also offer robust security features, to help ensure the protection of sensitive data. Additionally, Inpixon’s RTLS provides scalability and flexibility, allowing organizations to easily integrate it with their existing systems and add new capabilities as their needs evolve.

In addition to our Indoor Intelligence technologies and solutions, we also offer:

•        Digital solutions (eTearsheets; eInvoice, adDelivery) or cloudbased applications and analytics for the advertising, media and publishing industries through our advertising management platform referred to as Shoom by Inpixon; and

•        A comprehensive set of data analytics and statistical visualization solutions for engineers and scientists referred to as SAVES by Inpixon.

We report financial results for three segments: Indoor Intelligence, Shoom and SAVES. For Indoor Intelligence, we generate revenue from sales of hardware, software licenses and professional services. For Shoom and SAVES we generate revenue from the sale of software licenses.

We experienced a net loss from continuing operations of approximately $38.2 million and $32.4 million for the years ended December 31, 2022 and 2021, respectively. This increase in loss of approximately $5.8 million was primarily attributable to the higher gross margin of $0.6 million, decrease in operating expenses of $0.4 million, decrease in income tax provision of $4.0 million, offset by an increased other loss of $10.9 million. We experienced a net loss from continuing operations of approximately $19.7 million and approximately $19.7 million for the six months ended June 30, 2023 and 2022, respectively. We cannot assure that we will ever earn revenues sufficient to support our operations, or that we will ever be profitable. In order to continue our operations, we have supplemented the revenues we earned with proceeds from the sale of our equity and debt securities and proceeds from loans and bank credit lines.

Recent Events

Financings

At-The-Market (ATM) Program

On July 22, 2022, Inpixon entered into an Equity Distribution Agreement (the “Sales Agreement”) with Maxim Group LLC (“Maxim”) under which we may offer and sell shares of our common stock having an aggregate offering price of up to $25 million (the “Shares”) from time to time through Maxim, acting exclusively as our sales agent (the “ATM Offering”). Maxim is entitled to compensation at a fixed commission rate of 3.0% of the gross sales price per Share sold excluding Maxim’s costs and out-of-pocket expenses incurred in connection with its services, including the fees and out-of-pocket expenses of its legal counsel. On June 13, 2023, Inpixon entered into an amendment to the Sales Agreement with Maxim, pursuant to which the aggregate offering price of the ATM Offering was increased from $25.0 million to approximately $27.4 million. During the nine months ended September 30, 2023, the Company sold 70,375,554 shares of common stock at share prices between $0.139609 and $1.86 per share under the Sales Agreement for gross proceeds of approximately $27.4 million or net proceeds of $26.5 million after deducting the placement agency fees and other offering expenses.

Inpixon is currently subject to the SEC’s “baby shelf rules,” as of April 17, 2023, which prohibits companies with a public float of less than $75 million from issuing securities under a shelf registration statement in excess of one-third of such Inpixon’s public float in a 12-month period. These rules may limit future issuances of shares by Inpixon or other offerings pursuant to Inpixon’s effective shelf registration statement on Form S-3.

Note Exchanges and Amendments

On May 16, 2023, Inpixon entered into an amendment (the “July 2022 Note Amendment”) to the July 2022 Note pursuant to which the maturity date was extended from July 22, 2023 to May 17, 2024 (the “July 2022 Note Maturity Date Extension”). In exchange for the July 2022 Note Maturity Date Extension, Inpixon agreed to pay Streeterville an extension fee in the amount of $0.1 million, which was added to the outstanding balance of the July 2022 Note.

On May 16, 2023, Inpixon entered into an amendment (the “December 2022 Note Amendment”) to the December 2022 Note pursuant to which the maturity date of the December 2022 Note was extended from December 30, 2023 to May 17, 2024 (the “December 2022 Note Maturity Date Extension”). In exchange for the December 2022 Note Maturity Date Extension, Inpixon agreed to pay the Holder an extension fee in the amount of $0.1 million which was added to the outstanding balance of the December 2022 Note.

From March 31, 2023 through June 30, 2023, Inpixon entered into exchange agreements with Streeterville, pursuant to which Inpixon and Streeterville agreed to: (i) partition new promissory notes in the form of the July 2022 Note equal to approximately $2.0 million and then cause the outstanding balance of the July 2022 Note to be reduced by approximately $2.0 million; and (ii) exchange the partitioned notes for the delivery of 7,349,420 shares of Inpixon’s common stock, at effective prices between $0.1950 and $0.3966 per share.

From July 1, 2023 through September 30, 2023, Inpixon exchanged approximately $3.18 million of the outstanding principal and interest under the July 2022 10% Note Purchase Agreement and Promissory Note for 18,144,158 shares of Inpixon’s common stock at prices from $0.1277 to $0.2272 per share, calculated in accordance with Nasdaq’s “minimum price” as defined by Nasdaq Listing Rule 5635(d).

From October 1, 2023 through October 24, 2023, Inpixon entered into exchange agreements with Streeterville, pursuant to which Inpixon and Streeterville agreed to: (i) partition new promissory notes in the form of the July 2022 Note in the aggregate original principal amount equal to approximately $1.6 million and then cause the outstanding balance of the July 2022 Note to be reduced by an aggregate of approximately $1.6 million; and (ii) exchange the partitioned notes for the delivery of the 15,996,373 shares of Inpixon’s common stock, at effective prices between $0.0984 and $0.1044 per share, calculated in accordance with Nasdaq’s “minimum price” as defined by Nasdaq Listing Rule 5635(d).

Compliance with Nasdaq Continued Listing Requirement

On April 14, 2023, Inpixon received a letter from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the closing bid price of our common stock for the last 30 consecutive business days beginning on March 2, 2023, and ending on April 13, 2023, Inpixon no longer meets the requirement to maintain a minimum bid price of $1 per share, as set forth in Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Inpixon has been provided a period of 180 calendar days, or until October 11, 2023, in which to regain compliance. In order to regain compliance with the minimum bid price requirement, the closing bid price of our common stock must be at least $1 per share for a minimum of ten consecutive business days during this 180-day period. In the event that Inpixon does not regain compliance within this 180-day period, Inpixon may be eligible to seek an additional compliance period of 180 calendar days if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and provides written notice to Nasdaq of its intent to cure the deficiency during this second compliance period, by effecting a reverse stock split, if necessary. However, if it appears to the Nasdaq staff that Inpixon will not be able to cure the deficiency, or if Inpixon is otherwise not eligible, Nasdaq will provide notice to Inpixon that our common stock will be subject to delisting. The letter does not result in the immediate delisting of our common stock from the Nasdaq Capital Market. Inpixon intends to monitor the closing bid price of our common stock and consider its available options in the event that the closing bid price of our common stock remains below $1 per share. We plan to request an extension of the initial 180-day period to regain compliance in accordance with Nasdaq Listing Rule 5810(c)(3)(A)(ii).

If during the compliance period the Inpixon’s common stock has a closing bid price of $0.10 or less for ten consecutive trading days, the Nasdaq Listing Qualifications Department may issue a Staff Delisting Determination under Nasdaq Listing Rule 5810. As of November 6th, 2023, our closing bid price has been trading at $0.10 or less for nine consecutive trading days. In the event Inpixon receives such a delisting determination, Nasdaq rules will permit Inpixon to appeal a delisting determination to a Nasdaq Hearings Panel. If such as letter is received, Inpixon intends to appeal such determination. The Inpixon Reverse Stock Split, when implemented, is expected to satisfy Nasdaq’s minimum bid price requirement.

May 2023 Warrant Purchase Agreement

On May 15, 2023, Inpixon entered into a Warrant Purchase Agreement (the “Agreement”) with multiple purchasers for the purchase and sale of up to an aggregate of 150,000,000 of warrants (the “May 2023 Warrants”). The Agreement and the May 2023 Warrants were subsequently amended on June 20, 2023. The purchase price for one (1) May 2023 Warrant is $0.01 (the “Per Warrant Purchase Price”). The May 2023 Warrants have an initial exercise price $0.26, payable in cash or the cancellation of indebtedness ( the “Initial Exercise Price”). The exercise price will equal the lower of (i) the Initial Exercise Price and (ii) 90% of the lowest VWAP (as defined in the Agreement) of the Common Stock for the five Trading Days (as defined in the Agreement) immediately prior to the date on which a Notice of Exercise is submitted to Inpixon (the “Adjusted Exercise Price” and together with the Initial Price, as applicable, the “Exercise Price”); provided, however, that the Adjusted Exercise Price shall not be less than $0.10; and provided further that any exercise of the May 2023 Warrants with an Adjusted Exercise Price will be subject to Inpixon’s consent unless the trading price of the Common Stock as of the time the Notice of Exercise is delivered to Inpixon is at least 10% or more above the prior Trading Day’s Nasdaq Official Closing Price. No warrant holder may exercise the May 2023 Warrants to the extent such exercise would cause such warrant holder, together with its affiliates and attribution parties, to beneficially own a number of shares of Common Stock which would exceed 9.99% of Inpixon’s then outstanding Common Stock following such exercise.

Each May 2023 Warrant is immediately exercisable for one share of Common Stock and will expire one year from the issuance date (the “Termination Date”) unless extended by Inpixon with the consent of the warrant holder.

Pursuant to the terms of the May 2023 Warrants, at any time prior to the Termination Date, Inpixon may, in its sole discretion, redeem any portion of a May 2023 Warrants that have not been exercised, in cash, at the Per Warrant Purchase Price, plus all liquidated damages and other costs, expenses or amounts due in respect of the Warrants (the “Redemption Amount”) upon five Trading Days’ written notice to the warrant holder (the “Redemption Date”). On the Termination Date, Inpixon will be required to redeem any portion of the May 2023 Warrants that have not been exercised or redeemed prior to such date through payment of the Redemption Amount in cash. Inpixon will be required to pay any Redemption Amount within five Trading Days after the Redemption Date or the Termination Date, as applicable.

The May 2023 Warrants were issued on May 17, 2023 for aggregate gross proceeds of approximately $1.5 million. The aggregate net proceeds from the offerings, after deducting the placement agent fees and other estimated offering expenses, were approximately $1.4 million.

During July 2023, Inpixon issued 9,000,000 shares of common stock in connection with the exercise of 9,000,000 warrants with an exercise price of $0.26 per share in connection with the May 2023 warrant offering for which Inpixon received gross proceeds of approximately $2.3 million.

Maxim Agreement

Pursuant to a Financial Advisory and Investment Banking Services Agreement dated May 16, 2023, between Inpixon and Maxim Group LLC (“Maxim”) (the “Maxim Agreement”), as part of compensation for Maxim’s services in connection with the transaction, Inpixon has agreed to pay to Maxim, upon Closing, a cash fee equal to $800,000 (the “Cash Fee”), and to issue to Maxim (or its designees) registered common stock of Inpixon pursuant to the applicable registration statement on Form S-4 for the transaction, if permitted under SEC rules, or unregistered stock if not permitted, equal to the quotient obtained by dividing $1,000,000 by the closing price of Inpixon common stock as reported by Nasdaq on the date immediately preceding the announcement of the transaction, at the closing of the transaction. However, to the extent that Maxim would beneficially own more than 4.99% of the number of shares of Inpixon common stock outstanding immediately after giving effect to such issuance, then Maxim will receive rights to such remaining amount of shares in accordance with a rights to shares agreement, in such form reasonably acceptable to the parties. Based on the closing price of Inpixon common stock as of July 24, 2023, which equals $0.1523 per share, Maxim will be entitled to approximately 6,565,988 shares of Inpixon common stock in connection with the Closing of the Proposed Transaction. These shares will be issued in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act, if they are not registered.

XTI Promissory Note & Security Agreement

Pursuant to the Merger Agreement, on the first calendar day of the month following the date of the Merger Agreement and on the first calendar day of each month thereafter until the earlier of (i) four months following the date of the Merger Agreement and (ii) the Closing Date, Inpixon shall provide loans to XTI on a senior secured basis (each, a “Future Loan”), in such amounts requested by XTI in writing prior to the first calendar day of each such month. Each Future Loan will be in the principal amount of up to $500,000, and the aggregate amount of the Future Loans will be up to $1,775,000 (or such greater amount as Inpixon shall otherwise agree in its sole and absolute discretion). These Future Loans and security will be evidenced by a Senior Secured Promissory Note (the “Promissory Note”) and a Security and Pledge Agreement (the “Security Agreement”).

The Promissory Note provides an aggregate principal amount up to $2,313,407, which amount includes the principal sum of $525,000 which Inpixon previously advanced to XTI (the “Existing Loans”, collectively with the Future Loans, the “Inpixon Loans to XTI”) plus accrued interest on such amount, and the aggregate principal amount of the Future Loans. The Promissory Note will bear interest at 10% per annum, compounded annually, and for each Future Loan, beginning on the date the Future Loan is advanced to XTI.

The outstanding principal amount under the Promissory Note, together with all accrued and unpaid interest, shall be due and payable upon the earlier of (a) December 31, 2023, (b) when declared due and payable by Inpixon upon the occurrence of an event of default, or (c) within three business days following termination of the Merger Agreement (i) by XTI because the XTI Board adopts a superior proposal prior to delivering the XTI Stockholder Consent, or (ii) by Inpixon because the XTI Board has made a change in recommendation, or XTI has breached or failed to perform in any material respect any of its covenants and agreements regarding obtaining its required stockholder approval or non-solicitation. The Promissory Note will be forgiven and of no further force if the Merger Agreement is terminated by Inpixon Board because it adopts a superior proposal prior to obtaining the required Inpixon stockholder approval, subject to Inpixon’s rights and remedies under the Promissory Note, the Security Agreement, and the Merger Agreement. If the Merger Agreement is terminated by XTI because Inpixon Board makes a change in recommendation or Inpixon is in material breach of its covenants and agreements regarding obtaining its required stockholder approval or non-solicitation, the maturity date of the Promissory Note will be extended to December 31, 2024.

The Security Agreement grants Inpixon a first priority security interest in and lien upon all of XTI’s property to secure the repayment of the Promissory Note.

Grafiti Holding Spin-off and Proposed Business Combination between Grafiti Holding and Damon Motors

The following information was previously reported in Inpixon’s Current Report on Form 8-K filed with the SEC on October 23, 2023.

As a condition to closing the transactions contemplated by the Merger Agreement, Inpixon is required to complete the divestiture of its Shoom, SAVES and Game Your Game lines of business and investment securities, as applicable, by any lawful means, including a sale to one or more third parties, spin off, plan of arrangement, merger, reorganization, or any combination of the foregoing. The Distribution (as described below), if completed, would constitute part of the Solutions Divestiture.

On October 23, 2023, as part of the Solutions Divestiture, Inpixon entered into a Separation and Distribution Agreement with Grafiti Holding Inc., a British Columbia corporation and newly formed wholly-owned subsidiary of Inpixon, pursuant to which Inpixon plans to transfer to Grafiti all of the outstanding shares of Inpixon Limited, a UK limited company that operates Inpixon’s SAVES line of business in the UK, such that Inpixon UK will become a wholly-owned subsidiary of Grafiti. Following the Reorganization and subject to conditions in the Separation Agreement, Inpixon will spin off Grafiti by distributing to Inpixon stockholders and certain securities holders as of a record date to be determined on a pro rata basis all of the outstanding common shares of Grafiti owned by Inpixon, subject to certain lock-up restrictions and subject to registration of the Grafiti Common Shares pursuant to the Securities Exchange Act, or the Securities Act.

On October 23, 2023, Inpixon entered into a Business Combination Agreement, by and among Inpixon, Damon Motors Inc., a British Columbia corporation, Grafiti, and 1444842 B.C. Ltd., a British Columbia corporation and a newly formed wholly-owned subsidiary of Grafiti, pursuant to which it is proposed that Amalco Sub and Damon amalgamate under the laws of British Columbia, Canada with the amalgamated company continuing as a wholly-owned subsidiary of Grafiti. The Damon Business Combination is subject to material conditions, including approval of the Damon Business Combination by securities holders of Damon, approval of the issuance of Grafiti Common Shares to Damon securities holders pursuant to the Damon Business Combination Agreement by a British Columbia court after a hearing upon the fairness of the terms and conditions of the Damon Business Combination Agreement as required by the exemption from registration provided by Section 3(a)(10) under the Securities Act, and approval of the listing of the Grafiti Common Shares on the Nasdaq Stock Market after giving effect to the Damon Business Combination. Upon the consummation of the Damon Business Combination, both Inpixon UK and the Damon Surviving Corporation will be wholly-owned subsidiaries of Grafiti, which will adopt a new name as determined by Damon. Grafiti, after the Damon Closing, is referred to herein as the “Grafiti combined company.” Pursuant to the Damon Business Combination Agreement, the parties will take all necessary action so that at the Damon Closing, the board of directors of the Grafiti combined company will consist of such directors as Damon may determine, subject to the independent requirements under the Nasdaq rules, and provided that at least one director will be nominated by Grafiti.

Holders of Grafiti Common Shares, including Participating Securityholders and management that hold Grafiti Common Shares immediately prior to the Damon Closing, are anticipated to retain approximately 18.75% of the outstanding capital stock of the Grafiti combined company determined on a fully diluted basis, which includes up to 5% in equity incentives which may be issued to Inpixon management.

Inpixon expects that there will be no public trading market for the Grafiti Common Shares unless the Damon Business Combination is consummated.

No securities of Inpixon will be issued in connection with the Damon Business Combination.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 2 of the audited consolidated financial statements for the years ended December 31, 2022 and 2021 and discussed in Note 3 of the unaudited condensed consolidated financial statements for the six months ended June 30, 2023 and 2022. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. There have been no changes to estimates during the periods presented in the filing. Historically changes in management estimates have not been material.

Revenue Recognition

The Company recognizes revenue when control is transferred of the promised products or services to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. The Company derives revenue from software as a service, design and implementation services for its Indoor Intelligence systems, and professional services for work performed in conjunction with its systems.

Our contracts with customers often include promises to transfer multiple distinct products and services. Our licenses are sold as perpetual or term licenses and the arrangements typically contain various combinations of maintenance and professional services, which are accounted for as separate performance obligations. In determining how revenue should be recognized, a five-step process is used, which requires judgment and estimates within the revenue recognition process. The most critical judgements required in applying ASC 606 Revenue Recognition from Customers, and our revenue recognition policy relate to the determination of distinct performance obligations.

•        We receive fixed consideration for sales of hardware and software products. Revenue is recognized at point in time when the customer has title to the product and risks and rewards of ownership have transferred.

•        Revenue related to software as a service contract is recognized over time using the output method (days of software provided) because we are providing continuous access to its service.

•        Design and implementation revenue is accounted for using the percentage of completion method. As soon as the outcome of a contract can be estimated reliably, contract revenue is recognized in the consolidated statement of operations in proportion to the stage of completion of the contract. Accounting for these contracts involves the use of estimates to determine total contract costs to be incurred.

•        Professional services revenue under fixed fee contracts is recognized over time using the input method (direct labor hours) to recognize revenue over the term of the contract. We have elected the practical expedient to recognize revenue for the right to invoice because our right to consideration corresponds directly with the value to the customer of the performance completed to date.

•        We recognize revenue related to Maintenance Services evenly over time using the output method (days of software provided) because we provide continuous service, and the customer simultaneously receives and consumes the benefits provided by our performance as the services are performed.

We also consider whether an arrangement has any discounts, material rights, or specified future upgrades that may represent additional performance obligations. We offer discounts in the form of prompt payment discounts and rebates for a decrease in service level percentages. We have determined that the most likely amount method is most useful for contracts that provides these discounts and rebates as the contracts have two potential outcomes and a significant reversal in the amount of cumulative revenue recognized is not expected to occur. Discounts have not historically been significant, but we continue to monitor and evaluate these estimates based on historical experience, anticipated performance, and our best judgment. Renewals or extensions of licenses are evaluated as distinct licenses (i.e., a distinct good or service), and revenue attributed to the distinct good or service cannot be recognized until (1) the entity provides the distinct license (or makes the license available) to the customer and (2) the customer is able to use and benefit from the distinct license. If any of these judgments were to change it could cause a material increase or decrease in the amount of revenue we report in a particular period.

Goodwill, Acquired Intangible Assets and Other Long-Lived Assets — Impairment Assessments

Long-lived assets are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. The impairment test for long-lived assets requires us to assess the recoverability of our long-lived assets by comparing their net carrying value to the sum of undiscounted estimated future cash flows directly associated with and arising from our use and eventual disposition of the assets. If the net carrying value of a group of long-lived assets exceeds the sum of related undiscounted estimated future cash flows, we would be required to record an impairment charge equal to the excess, if any, of net carrying value over fair value.

When assessing the recoverability of our long-lived assets, which include property and equipment and finite-lived intangible assets, we make assumptions regarding estimated future cash flows and other factors. Some of these assumptions involve a high degree of judgment and bear a significant impact on the assessment conclusions. Included among these assumptions are estimating undiscounted future cash flows, including the projection of comparable sales, operating expenses, capital requirements for maintaining property and equipment and residual value of asset groups. We formulate estimates from historical experience and assumptions of future performance, based on business plans and forecasts, recent economic and business trends, and competitive conditions. In the event that our estimates or related assumptions change in the future, we may be required to record an impairment charge.

We evaluate the remaining useful lives of long-lived assets and identifiable intangible assets whenever events or circumstances indicate that a revision to the remaining period of amortization is warranted. Such events or circumstances may include (but are not limited to): the effects of obsolescence, demand, competition, and/or other economic factors including the stability of the industry in which we operate, known technological advances, legislative actions, or changes in the regulatory environment. If the estimated remaining useful lives change, the remaining carrying amount of the long-lived assets and identifiable intangible assets would be amortized prospectively over that revised remaining useful life. We have determined that there were no events or circumstances during the years ended December 31, 2022 and 2021, and the six months ended June 30, 2023 and 2022, which would indicate a revision to the remaining amortization period related to any of our long-lived assets. Accordingly, we believe that the current estimated useful lives of long-lived assets reflect the period over which they are expected to contribute to future cash flows and are therefore deemed appropriate.

We have recorded goodwill and other indefinite-lived assets in connection with our acquisitions of Shoom, Locality, Jibestream, GTX, the Systat Parties, Nanotron, CXApp, Game Your Game and IntraNav. Goodwill, which represents the excess of acquisition cost over the fair value of the net tangible and intangible assets of the acquired company, is not amortized. Indefinite-lived intangible assets are stated at fair value as of the date acquired in a business combination. The recoverability of goodwill is evaluated at least annually and when events or changes in circumstances indicate that the carrying amount may not be recoverable. We have determined that it operates and reports in three reporting units: Indoor Intelligence, Saves, and Shoom.

We analyzed goodwill first to assess qualitative factors, such as macroeconomic conditions, changes in the business environment and reporting unit specific events, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a detailed goodwill impairment test as required. The more-likely-than-not threshold is defined as having a likelihood of more than 50%.

If we bypass the qualitative assessment or conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we perform a quantitative impairment test by comparing the fair value of a reporting unit with its carrying amount. We calculate the estimated fair value of a reporting unit using a weighting of the income and market approaches. For the income approach, we use internally developed discounted cash flow models that include the following assumptions, among others made by management: projections of revenues, expenses, and related cash flows based on assumed long-term growth rates and demand trends; expected future investments to grow new units; and estimated discount rates. For the market approach, we use internal analyses based primarily on market comparables.

We base these assumptions on its historical data and experience, third party appraisals, industry projections, micro and macro general economic condition projections, and its expectations. Due to the variables inherent in our estimates of fair value, differences in assumptions may have a material effect on the result of our impairment analysis. For example, a 100 basis points increase or decrease in only the discount rate utilized as part of the discounted cash flow method (income approach) related to the Indoor Intelligence reporting unit could impact the overall fair value of the reporting unit, on a weighted average, by approximately $2.0 million (decrease) and $2.5 million (increase), respectively.

Based on its assessments, the Company has recorded impairment of goodwill and intangibles from continuing operations of $6.7 million and $2.9 million during the years ended December 31, 2022 and 2021, respectively. The Company recorded impairment of goodwill and intangibles from continuing operations during the six months ended June 30, 2023 and 2022 of $0 and $2.0 million, respectively. As of June 30, 2023, the Company’s previously recorded goodwill has been fully impaired.

Deferred Income Taxes

In accordance with ASC 740 “Income Taxes” (“ASC 740”), management routinely evaluates the likelihood of the realization of its income tax benefits and the recognition of its deferred tax assets. In evaluating the need for any valuation allowance, management will assess whether it is more likely than not that some portion, or all, of the deferred tax asset may not be realized on a jurisdictional basis. Ultimately, the realization of deferred tax assets is dependent upon the generation of future taxable income during those periods in which temporary differences become deductible and/or tax credits and tax loss carry-forwards can be utilized. In performing its analyses, management considers both positive and negative evidence including historical financial performance, previous earnings patterns, future earnings forecasts, tax planning strategies, economic and business trends and the potential realization of net operating loss carry-forwards within a reasonable timeframe. To this end, management considered (i) that we have had historical losses in the prior years and cannot anticipate generating a sufficient level of future profits in order to realize the benefits of our deferred tax asset; (ii) tax planning strategies; and (iii) the adequacy of future income as of and for the year ended December 31, 2022, based upon certain economic conditions and historical losses through December 31, 2022. After consideration of these factors, management deemed it appropriate to establish a full valuation allowance with respect to the deferred tax assets for Inpixon, Inpixon Canada, Nanotron GmbH, Intranav GmbH, Inpixon Limited, Inpixon Philippines and Active Mind Technology LTD.

A liability for “unrecognized tax benefits” is recorded for any tax benefits claimed in the Company’s tax filings that do not meet these recognition and measurement standards. As of December 31, 2022 and 2021 and as of June 30, 2023 and 2022, no liability for unrecognized tax benefits was required to be reported. The guidance also discusses the classification of related interest and penalties on income taxes. The Company’s policy is to record interest and penalties on uncertain tax positions as a component of income tax expense. No interest or penalties were recorded during the years ended December 31, 2022 and 2021 or for the six months ended June 30, 2023 and 2022.

Business Combinations

We account for business combinations using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their fair values at the date of acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. Any changes in the estimated fair values of the net assets recorded for acquisitions prior to the finalization of more detailed analysis, but not to exceed one year from the date of acquisition, will change the amount of the purchase price allocable to goodwill. Any subsequent changes to any purchase price allocations that are material to our consolidated financial results will be adjusted. All acquisition costs are expensed as incurred and in-process research and development costs are recorded at fair value as an indefinite-lived intangible asset and assessed for impairment thereafter until completion, at which point the asset is amortized over its expected useful life. Separately recognized transactions associated with business combinations are generally expensed subsequent to the acquisition date. The application of business combination and impairment accounting requires the use of significant estimates and assumptions.

Upon acquisition, the accounts and results of operations are consolidated as of and subsequent to the acquisition date and are included in our Consolidated Financial Statements from the acquisition date.

Results of Operations — continuing operations

Three Months Ended June 30, 2023 compared to the Three Months Ended June 30, 2022

The following table sets forth selected condensed consolidated financial data as a percentage of our revenue and the percentage of period-over-period change:

	For the Three Months Ended June 30,
	2023		2022		$ Change	% Change*
(in thousands, except percentages)	Amount	% of Revenues	Amount	% of Revenues
Revenues	$2,057	100%	$2,576	100%	$(519)	(20)%
Cost of revenues	$390	19%	$856	33%	$(466)	(54)%
Gross profit	$1,667	81%	$1,720	67%	$(53)	(3)%
Operating expenses	$8,324	405%	$11,093	431%	$(2,769)	(25)%
Loss from operations	$(6,657)	(324)%	$(9,373)	(364)%	$2,716	29%
Other income (expense)	$(665)	(32)%	$430	17%	$(1,095)	(255)%
Provision for income taxes	$(7)	—%	$(22)	(1)%	$15	68%
Net loss from continuing operations	$(7,329)	(356)%	$(8,965)	(348)%	$1,636	(18)%
Loss from Discontinued Operations, Net of Tax	$—	—%	$(11,365)	(441)%	$11,365	(100)%
Net loss attributable to stockholders of Inpixon	$(6,966)	(339)%	$(19,872)	(771)%	$12,906	(65)%

____________

*        Amounts used to calculate dollar and percentage changes are based on numbers in the thousands. Accordingly, calculations in this item, which may be rounded to the nearest hundred thousand, may not produce the same results.

Revenues

Revenues for the three months ended June 30, 2023 were $2.1 million compared to $2.6 million for the comparable period in the prior year for a decrease of approximately $0.5 million, or approximately 20%. This decrease is primarily attributable to the decrease in Indoor Intelligence sales due to delayed shipments and lower sales for the SAVES product line.

Cost of Revenues and Gross Profit

Cost of revenues for the three months ended June 30, 2023 were $0.4 million compared to $0.9 million for the comparable period in the prior year. This decrease in cost of revenues of approximately $0.5 million, or approximately 54%, was primarily attributable to lower revenues during the quarter.

Operating Expenses

Operating expenses for the three months ended June 30, 2023 were $8.3 million and $11.1 million for the comparable period ended June 30, 2022. This decrease of approximately $2.8 million is primarily attributable to the $2.0 million of goodwill impairment in the three month ended June 30,2022 and lower compensation, professional fees and legal expenses in the three months ended June 30, 2023.

Other Income (Expense)

Other income/expense for the three months ended June 30, 2023 was a loss of $0.7 million compared to income of $0.4 million for the comparable period in the prior year. This increase in loss of approximately $1.1 million is primarily attributable to increased interest expense on long term debt and lower unrealized gain on equity securities in the three months ended June 30, 2023.

Provision for Income Taxes

The provision for income tax for the three months ended June 30, 2023 and 2022 was immaterial.

Loss from Discontinued Operations, Net of Tax

Loss from discontinued operations, net of tax, for the three months ended June 30, 2023 was zero compared to $11.4 million for the comparable period in the prior year. There is no loss from discontinued operations in the three months ended June 30, 2023 as those operations were spun off in the three months ended March 31, 2023 period.

Six Months Ended June 30, 2023 compared to the Six Months Ended June 30, 2022

The following table sets forth selected condensed consolidated financial data as a percentage of our revenue and the percentage of period-over-period change:

	For the Six Months Ended June 30,
	2023		2022
(in thousands, except percentages)	Amount	% of Revenues	Amount	% of Revenues	$ Change	% Change*
Revenues	$5,161	100%	$5,225	100%	$(64)	(1)%
Cost of revenues	$1,180	23%	$1,653	32%	$(473)	(29)%
Gross profit	$3,981	77%	$3,572	68%	$409	11%
Operating expenses	$18,820	365%	$22,183	425%	$(3,363)	(15)%
Loss from operations	$(14,839)	(288)%	$(18,611)	(356)%	$3,772	20%
Other income (expense)	$(2,327)	(45)%	$(1,115)	(21)%	$(1,212)	(109)%
Provision for income taxes	$(2,485)	(48)%	$(22)	—%	$(2,463)	—%
Net loss from continuing operations	$(19,651)	(381)%	$(19,748)	(378)%	$97	—%
Loss from Discontinued Operations, Net of Tax	$(4,856)	(94)%	$(12,139)	(232)%	$7,283	60%
Net loss attributable to stockholders of Inpixon	$(23,840)	(462)%	$(31,083)	(595)%	$7,243	23%

____________

*        Amounts used to calculate dollar and percentage changes are based on numbers in the thousands. Accordingly, calculations in this item, which may be rounded to the nearest hundred thousand, may not produce the same results.

Revenues

Revenues are essentially flat across the product lines as for the six months ended June 30, 2023 they were $5.161 million compared to $5.225 million for the comparable period in the prior year for an decrease of approximately $0.064 million, or approximately 1%.

Cost of Revenues

Cost of revenues for the six months ended June 30, 2023 and 2022 were $1.2 million and $1.7 million, respectfully. This decrease in cost of revenues of approximately $(473) million, or approximately 54%, was primarily attributable to lower cost of revenues on the SAVES product line.

Gross Profit

The gross profit margin for the six months ended June 30, 2023 was 77% compared to 68% for the six months ended June 30, 2022. This increase in gross profit margin is primarily due to lower cost of goods on the SAVES and product line during the year.

Operating Expenses

Operating expenses for the six months ended June 30, 2023 were $18.8 million and $22.2 million for the comparable period ended June 30, 2022. This decrease of $3.4 million is primarily attributable to the $2.0 million of goodwill impairment in the six months ended June 30, 2022, lower stock based compensation and professional fees in the six months ended June 30, 2023 offset by $1.4 million of transaction costs in the 2023 period.

Other Income (Expense)

Other income/expense for the six months ended June 30, 2023 was a loss of $2.3 million as compared to a loss of $1.1 million for the six months ended June 30, 2022. The six months ended June 30, 2023 included higher interest expense on short term debt and the six months ended June 30, 2022 included an approximate $1.3 million unrealized loss on equity securities.

Provision for Income Taxes

There is an income tax expense of approximately $2.5 million and $0.02 million for the six months ended June 30, 2023 and 2022, respectively. The income tax expense in the six months ended June 30, 2023 includes a $2.6 million deferred tax expense to increase the valuation allowance, which is offset by a current tax benefit of $0.1 million, due to the Enterprise Apps Spin-off.

Loss from Discontinued Operations, Net of Tax

Loss from discontinued operations, net of tax for the six months ended June 30, 2023 was $4.9 million compared to a loss of $12.1 million for the six months ended June 30, 2022. This decrease in loss of $7.3 million was primarily due to with the spin off occurring in March 2023, there are only 3 months of discontinued operations in the six months ended June 30, 2023 with there being 6 months of discontinued operations in the six months ended June 30, 2022. Additionally, the June 2022 period includes approximately $5.5 million of goodwill impairment which is offset by a $2.8 million earnout compensation benefit.

Year Ended December 31, 2022 compared to the Year Ended December 31, 2021

The following table sets forth selected consolidated financial data as a percentage of our revenue and the percentage of period-over-period change:

	For the Years Ended
	2022		2021
(in thousands, except percentages)	Amount	% of Revenues	Amount	% of Revenues	$ Change	% Change*
Revenues	$10,948	100%	$9,627	100%	$1,321	14%
Cost of revenues	$3,425	31%	$2,728	28%	$697	26%
Gross profit	$7,523	69%	$6,899	72%	$624	9%
Operating expenses	$36,329	332%	$36,720	381%	$(391)	(1)%
Loss from operations	$(28,806)	(263)%	$(29,821)	(310)%	$1,015	3%
Other (expense)/income	$(9,672)	(88)%	$1,200	12%	$(10,872)	(906)%
Income tax benefit/(expense)	$249	2%	$(3,789)	(39)%	$4,038	107%
Net loss from continuing operations	$(38,229)	(349)%	$(32,410)	(337)%	$(5,819)	(18)%
Net loss from discontinued operations, net of tax	$(28,075)	(256)%	$(37,720)	(392)%	$9,645	26%
Net loss attributable to stockholders of Inpixon	$(63,394)	(579)%	$(69,155)	(718)%	$5,761	8%

____________

*        Amounts used to calculate dollar and percentage changes are based on numbers in the thousands. Accordingly, calculations in this item, which may be rounded to the nearest hundred thousand, may not produce the same results.

Revenues

Revenues for the year ended December 31, 2022 were $10.9 million compared to $9.6 million for the comparable period in the prior year for an increase of approximately $1.3 million, or approximately 14%. This increase is primarily attributable to an increase in Indoor Intelligence sales, primarily from our real time location based technologies.

Cost of Revenues and Gross Profit

Cost of revenues for the year ended December 31, 2022 were $3.4 million compared to $2.7 million for the comparable period in the prior year. This increase in cost of revenues of approximately $0.7 million, or approximately 26%, was primarily attributable to the increased sales during the year.

The gross profit margin for the year ended December 31, 2022 was 69% compared to 72% for the year ended December 31, 2021. This lower margin is primarily due to the sales mix during the year.

Operating Expenses

Operating expenses for the year ended December 31, 2022 were $36.3 million and $36.7 million for the comparable period ended December 31, 2021. This decrease of $0.4 million is primarily attributable to lower stock based compensation, professional fees, legal fees and compensation costs.

Loss From Operations

Loss from operations for the year ended December 31, 2022 was $28.8 million as compared to $29.8 million for the comparable period in the prior year. This decrease in loss of $1.0 million is primarily attributable to decreased operating expenses of $0.4 million as detailed above and the increased gross profit margin of approximately $0.6 million.

Other Income/(Expense)

Other income/expense for the year ended December 31, 2022 was expense of $9.7 million compared to an income of $1.2 million for the comparable period in the prior year. This increase in other expense of approximately $10.9 million is primarily attributable to the unrealized loss on equity securities and investments.

Provision for Income Taxes

There was an income tax benefit of approximately $0.2 million for the year ended December 31, 2022 compared to an income tax expense of $3.8 million for the comparable period in the prior year. The net income tax benefit for the year ended December 31, 2022 was related to a current income tax benefit true-up adjustment of $0.2 million. The net income tax expense for the year ended December 31, 2021 was primarily related to a current income tax expense from the gain on the Sysorex note.

Loss from Discontinued Operations, Net of Tax

Loss from discontinued operations, net of tax for the year ended December 31, 2022 was approximately $28.1 million compared to $37.7 million for the comparable period in the prior year. This decrease in loss of approximately $9.6 million is primarily attributable a decreased accrual for earnout expense and lower impairment of goodwill.

Non-GAAP Financial information

EBITDA

EBITDA is defined as net income (loss) before interest, provision for (benefit from) income taxes, and depreciation and amortization. Adjusted EBITDA is used by our management as the matrix in which it manages the business. It is defined as EBITDA plus adjustments for other income or expense items, non-recurring items and non-cash stock-based compensation.

Adjusted EBITDA for the three months ended June 30, 2023 was a loss of $5.0 million compared to a loss of $5.2 million for the prior year period.

Adjusted EBITDA for the six months ended June 30, 2023 was a loss of $9.9 million compared to a loss of $11.7 million for the prior year period. The following table presents a reconciliation of net income (loss) attributable to stockholders of Inpixon, which is our GAAP operating performance measure, to Adjusted EBITDA for the three and six months ended June 30, 2023 and 2022 (in thousands):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022	2023	2022
Net loss attributable to Common Stockholders	$(6,966)	$(24,857)	$(23,840)	$(42,219)
Loss from discontinued operations, net of tax	—	11,365	4,856	12,139
Interest expense/(income), net	1,756	(168)	3,481	(169)
Income tax provision	7	22	2,485	22
Depreciation and amortization	425	737	844	1,418
EBITDA	(4,778)	(12,901)	(12,174)	(28,809)
Adjusted for:
Non-recurring one-time charges:
Unrealized (gain)/loss on equity securities	92	(247)	58	1,256
Acquisition transaction/financing costs	523	137	687	252
Professional service fees	—	—	—	8
Impairment of goodwill	—	2,030	—	2,030
Transaction costs	43	—	1,443	—
Accretion of Series 7 Preferred Stock	—	—	—	4,555
Accretion of Series 8 Preferred Stock	—	6,237	—	6,785
Deemed dividend for the modification related to Series 8 Preferred Stock	—	—	—	2,627
Deemed contribution for the modification related to warrants issued in connection with Series 8 Preferred Stock	—	—	—	(1,469)
Amortization premium- modification related to Series 8 Preferred Stock	—	(1,252)	—	(1,362)
Distribution of equity method investment shares to employees as compensation	—	—	666	—
Gain on equity securities	(1,142)	—	(1,142)	—
Unrealized foreign exchange (gains)/losses	28	35	(145)	124
Bad debts expense/provision	24	—	24	—
Reserve for inventory obsolescense	16	—	16	—
Stock-based compensation – compensation and related benefits	241	741	570	2,274
Severance costs	—	—	127	62
Adjusted EBITDA	$(4,953)	$(5,220)	$(9,870)	$(11,667)

Adjusted EBITDA for continuing operations for the year ended December 31, 2022 was a loss of $13.1 million compared to a loss of $14.8 million for the prior year period.

The following table presents a reconciliation of net income/loss attributable to stockholders of Inpixon, which is our GAAP operating performance measure, to Adjusted EBITDA for the years ended December 31, 2022 and 2021 (in thousands):

	For the Years Ended December 31,
	2022	2021
Net loss attributable to common stockholders	$(79,570)	$(77,316)
Loss from discontinued operations, net of tax	28,075	37,720
Interest expense/(income), net	677	(1,182)
Income tax benefit	(249)	3,789
Depreciation and amortization	2,470	2,349
EBITDA	(48,597)	(34,640)
Adjusted for:
Non-recurring one-time charges:
Loss on exchange of debt for equity	—	30
Recovery for valuation allowance on held for sale loan	—	(7,345)
Gain on related party loan held for sale	—	(49,817)
Unrealized loss on equity securities	7,904	57,067
Unrealized loss on equity method investment	1,784	—
Acquisition transaction/financing costs	410	620
Professional service fees	4	683
Accretion of series 7 preferred stock	4,555	8,161
Accretion of series 8 preferred stock	13,090	—
Deemed dividend modification Series 8 Preferred Stock	2,627	—
Deemed Contribution modification of warrants	(1,469)	—
Amortization premium modification of Series 8 Preferred Stock	(2,627)	—
Impairment of goodwill and intangible assets	6,659	2,893
Unrealized gains on notes and loans	230	211
Bad debts expense/provision	(36)	121
Reserve for inventory obsolescence	—	300
Stock-based compensation – compensation and related benefits	2,016	6,758
Severance costs	170	159
Restructuring costs	169	—
Adjusted EBITDA	$(13,111)	$(14,799)

We rely on Adjusted EBITDA, which is a non-GAAP financial measure for the following:

•        To review and assess the operating performance of our Company as permitted by ASC Topic 280, Segment Reporting;

•        To compare our current operating results with corresponding periods and with the operating results of other companies in our industry;

•        As a basis for allocating resources to various projects;

•        As a measure to evaluate potential economic outcomes of acquisitions, operational alternatives and strategic decisions; and

•        To evaluate internally the performance of our personnel.

We have presented Adjusted EBITDA above because we believe it conveys useful information to investors regarding our operating results. We believe it provides an additional way for investors to view our operations, when considered with both our GAAP results and the reconciliation to net income (loss). By including this information, we can provide investors with a more complete understanding of our business. Specifically, we present Adjusted EBITDA as supplemental disclosure because of the following:

•        We believe Adjusted EBITDA is a useful tool for investors to assess the operating performance of our business without the effect of interest, income taxes, depreciation and amortization and other non-cash items including stock based compensation, amortization of intangibles, change in the fair value of shares to be issued, change in the fair value of derivative liability, impairment of goodwill and one time charges including gain/loss on the settlement of obligations, severance costs, provision for doubtful accounts, acquisition costs and the costs associated with the public offering.

•        We believe that it is useful to provide to investors with a standard operating metric used by management to evaluate our operating performance; and

•        We believe that the use of Adjusted EBITDA is helpful to compare our results to other companies.

Even though we believe Adjusted EBITDA is useful for investors, it does have limitations as an analytical tool. Thus, we strongly urge investors not to consider this metric in isolation or as a substitute for net income (loss) and the other consolidated statement of operations data prepared in accordance with GAAP. Some of these limitations include the fact that:

•        Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•        Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•        Adjusted EBITDA does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•        Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•        Adjusted EBITDA does not reflect income or other taxes or the cash requirements to make any tax payments; and

•        Other companies in our industry may calculate Adjusted EBITDA differently than we do, thereby potentially limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of performance in compliance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and providing Adjusted EBITDA only as supplemental information.

Proforma Non-GAAP Net Loss per Share

Basic and diluted net loss per share for the three months ended June 30, 2023 was $0.19 compared to loss of $12.87 for the prior year period. Basic and diluted net loss per share for the six months ended June 30, 2023 was $1.16 compared to loss of $20.91 for the prior year period.

Basic and diluted net loss per share from continuing operations for the year ended December 31, 2022 was a loss of $22.08 compared to a loss of $26.21 for the prior year period. Basic and diluted net loss per share from discontinued operations for the year ended December 31, 2022 was a loss of $12.04 compared to a loss of $24.97 for the prior year period. The decreased loss per share in 2022 was attributable to the changes discussed in our results of operations.

Proforma non-GAAP net income (loss) per share is used by our Company’s management as an evaluation tool as it manages the business and is defined as net income (loss) per basic and diluted share adjusted for non-cash items including stock based compensation, amortization of intangibles and one time charges including gain on the settlement of obligations, severance costs, provision for doubtful accounts, change in the fair value of shares to be issued, acquisition costs and the costs associated with the public offering.

Proforma non-GAAP net loss per basic and diluted common share for the three months ended June 30, 2023 was $0.18 per share compared to a loss of $2.72 per share for the prior year period. Proforma non-GAAP net loss per basic and diluted common share for the six months ended June 30, 2023 was a loss of $0.79 per share compared to a loss of $5.88 per share for the prior year period.

Proforma non-GAAP net loss per basic and diluted common share for the year ended December 31, 2022 was ($6.21) compared to a loss of ($12.14) per share for the prior year period.

The following table presents a reconciliation of net loss per basic and diluted share, which is our GAAP operating performance measure, to proforma non-GAAP net loss per share for the periods reflected (in thousands, except per share data):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(thousands, except per share data)	2023	2022	2023	2022
Net loss attributable to stockholders of Inpixon	$(6,966)	$(24,857)	$(23,840)	$(42,219)
Adjustments:
Non-recurring one-time charges:
Loss from discontinued operations, net of tax	—	11,365	4,856	12,139
Unrealized (gain)/loss on equity securities	92	(247)	58	1,256
Acquisition transaction/financing costs	523	137	687	252
Professional service fees	—	—	—	8
Impairment of goodwill	—	2,030	—	2,030
Transaction costs	43	—	1,443	—
Accretion of Series 7 Preferred Stock	—	—	—	4,555
Accretion of Series 8 Preferred Stock	—	6,237	—	6,785
Deemed dividend for the modification related to Series 8 Preferred Stock	—	—	—	2,627
Deemed contribution for the modification related to warrants issued in connection with Series 8 Preferred Stock	—	—	—	(1,469)
Amortization premium- modification related to Series 8 Preferred Stock	—	(1,252)	—	(1,362)
Distribution of equity method investment shares to employees as compensation	—	—	666	—
Gain on equity securities	(1,142)	—	(1,142)	—
Unrealized foreign exchange (gains)/losses	28	35	(145)	124
Bad debts expense/provision	24	—	24	—
Reserve for inventory obsolescence	16	—	16	—
Stock-based compensation – compensation and related benefits	241	741	570	2,274
Severance costs	—	—	127	62
Amortization of intangibles	230	563	449	1,078
Proforma non-GAAP net loss	$(6,911)	$(5,248)	$(16,231)	$(11,860)
Proforma non-GAAP net loss per common share – Basic and Diluted	$(0.18)	$(2.72)	$(0.79)	$(5.88)
Weighted average basic and diluted common shares outstanding	37,442,387	1,931,535	20,600,208	2,018,295

	For the Years Ended December 31,
(thousands, except per share data)	2022	2021
Net loss attributable to common stockholders	$(79,570)	$(77,316)
Adjustments:
Non-recurring one-time charges:
Loss from discontinued operations, net of tax	28,075	37,720
Loss on the exchange of debt for equity	—	30
Recovery for valuation allowance on held for sale loan	—	(7,345)
Gain on related party loan held for sale	—	(49,817)
Unrealized loss on equity securities	7,904	57,067
Unrealized loss on equity method investment	1,784	—
Acquisition transaction/financing costs	410	620
Professional service fees	4	683
Accretion of series 7 preferred stock	4,555	8,161
Accretion of series 8 preferred stock	13,090	—
Deemed dividend modification Series 8 Preferred Stock	2,627	—
Deemed Contribution modification of warrants	(1,469)	—
Amortization premium modification of Series 8 Preferred Stock	(2,627)	—
Impairment of goodwill and intangibles	6,659	2,893
Unrealized gains on notes and loans	230	211
Bad debts expense/provision	(36)	121
Reserve for inventory obsolescence	—	300
Stock-based compensation – compensation and related benefits	2,016	6,758
Severance costs	170	159
Restructuring costs	169	—
Amortization of intangibles	1,526	1,421
Proforma non-GAAP net loss from continuing operations	$(14,483)	$(18,334)
Proforma non-GAAP net loss per basic and diluted common share from continuing operations	$(6.21)	$(12.14)
Weighted average basic and diluted common shares outstanding	2,332,041	1,510,678

We rely on proforma non-GAAP net loss per share, which is a non-GAAP financial measure:

•        To review and assess the operating performance of our Company as permitted by ASC Topic 280, Segment Reporting;

•        To compare our current operating results with corresponding periods and with the operating results of other companies in our industry;

•        As a measure to evaluate potential economic outcomes of acquisitions, operational alternatives and strategic decisions; and

•        To evaluate internally the performance of our personnel.

We have presented proforma non-GAAP net loss per share above because we believe it conveys useful information to investors regarding our operating results. We believe it provides an additional way for investors to view our operations, when considered with both our GAAP results and the reconciliation to net income (loss), and that by including this information we can provide investors with a more complete understanding of our business. Specifically, we present proforma non-GAAP net loss per share as supplemental disclosure because:

•        We believe proforma non-GAAP net loss per share is a useful tool for investors to assess the operating performance of our business without the effect of non-cash items including stock based compensation, amortization of intangibles and one time charges including gain on the settlement of obligations, severance costs, provision for doubtful accounts, change in the fair value of shares to be issued, acquisition costs and the costs associated with the public offering.

•        We believe that it is useful to provide to investors a standard operating metric used by management to evaluate our operating performance; and

•        We believe that the use of proforma non-GAAP net loss per share is helpful to compare our results to other companies.

Liquidity and Capital Resources as of June 30, 2023

Our current capital resources and operating results as of and through June 30, 2023, consist of:

1)      an overall working capital surplus of approximately $0.2 million;

2)      cash of approximately $15.7 million;

3)      net cash used by operating activities for the six months ended June 30, 2023 of $15.8 million.

The breakdown of our overall working capital surplus as of June 30, 2023 is as follows (in thousands):

Working Capital	Assets	Liabilities	Net
Cash and cash equivalents	$15,681	$—	$15,681
Accounts receivable, net/accounts payable	1,803	1,665	138
Inventory	3,228	—	3,228
Accrued liabilities	—	5,374	(5,374)
Operating lease obligation	—	200	(200)
Deferred revenue	—	1,124	(1,124)
Notes and other receivables/Short-term debt	785	13,800	(13,015)
Warrant liability	—	1,500	(1,500)
Other	2,181	—	2,181
Total	$23,678	$23,663	$15

Contractual Obligations and Commitments

Contractual obligations are cash that we are obligated to pay as part of certain contracts that we have entered during our course of business. Our contractual obligations consists of operating lease liabilities and acquisition liabilities that are included in our consolidated balance sheet and vendor commitments associated with agreements that are legally binding. As of June 30, 2023, the total obligation for capitalized operating leases is approximately $0.5 million, of which approximately $0.2 million is expected to be paid in the next twelve months.

As of June 30, 2023, we owed approximately $13.8 million in principal under promissory notes with third parties. This balance excludes intercompany amounts that are eliminated in the financial statements. These notes are payable within the next twelve months and the interest rate charged under the notes range from 8% to 10%. See Note 10 of the Notes to Condensed Consolidated Financial Statements included elsewhere in this Form 10-Q.

Net cash used in operating activities during the six months ended June 30, 2023 of $15.8 million consists of a net loss of $24.5 million offset by non-cash adjustments of approximately $6.4 million less net cash changes in operating assets and liabilities of approximately $2.3 million. Although the Company has sustained significant losses during six months ended June 30, 2023, in addition to the cash we had on hand, we raised gross proceeds of approximately $21.0 million in connection with the ATM Offering described above and received $2.3 million from warrants exercised since January 1, 2023. Given our current cash balances, financing facilities and budgeted cash flow requirements, the Company believes such funds are sufficient to satisfy its working capital needs, capital asset purchases, debt repayments and other liquidity requirements associated with its existing operations for the next 12 months from the issuance date of the financial statements.

However, general economic or other conditions resulting from COVID 19 or other events materially may impact the liquidity of our common stock or our ability to continue to access capital from the sale of our securities to support our growth plans. While the impact of the COVID-19 pandemic is generally subsiding, the lasting impact on our business and results of operations continues to remain uncertain. While we were able to continue operations remotely throughout the pandemic, we have experienced supply chain cost increases and constraints and delays in the receipt of certain components of our hardware products impacting delivery times for our products. In addition, to the extent that certain customers continue to be challenged by the lasting effects of the pandemic, we have and may continue to see an impact in the demand of certain products and delays in certain projects and customer orders. Our business has been impacted by the COVID-19 pandemic and may continue to be impacted. While we have been able to continue operations remotely, we have and continue to experience supply chain cost increases and constraints and delays in the receipt of certain components of our products impacting delivery times for our products. We have also seen some impact in the demand of certain products and delays in certain projects and customer orders either because they require onsite services which could not be performed as a result of new rules and regulations resulting from the pandemic, customer facilities being partially or fully closed during the pandemic or because of the uncertainty of the customer’s financial position and ability to invest in our technology.

Certain global events, such as the continued impact of the pandemic, the recent military conflict between Russia and Ukraine, and other general economic factors that are beyond our control may impact our results of operations. These factors can include interest rates; recession; inflation; unemployment trends; the threat or possibility of war, terrorism or other global or national unrest; political or financial instability; and other matters that influence our customers spending. Increasing volatility in financial markets and changes in the economic climate could adversely affect our results of operations. We also expect that supply chain interruptions and constraints, and increased costs on parts, materials and labor may continue to be a challenge for our business. While we have been able to realize growth in the three months ended March 31, 2023 as compared to the same periods in 2022, the impact that these global events will have on general economic conditions is continuously evolving and the ultimate impact that they will have on our results of operations continues to remain uncertain. There are no assurances that we will be able to continue to experience the same growth or not be materially adversely effected. The Company may continue to pursue strategic transactions and may raise such additional capital as needed, using our equity securities and/or cash and debt financings in combinations appropriate for each transaction.

Liquidity and Capital Resources as of June 30, 2023 Compared with June 30, 2022

The Company’s net cash flows used in operating, investing and financing activities for the six months ended June 30, 2023 and 2022 and certain balances as of the end of those periods are as follows (in thousands):

	For the Six Months Ended June 30,
	2023	2022
Net cash used in operating activities	$(15,805)	$(19,544)
Net cash (used in) provided by investing activities	(480)	37,055
Net cash provided by (used in) financing activities	11,718	(4,163)
Effect of foreign exchange rate changes on cash	13	(73)
Net (decrease)/increase in cash and cash equivalents	$(4,554)	$13,275
	As of June 30, 2023	As of December 31, 2022
Cash and cash equivalents	$15,681	$10,235
Working capital surplus	$15	$5,152

Operating Activities for the six months ended June 30, 2023

Net cash used in operating activities during the six months ended June 30, 2023 was approximately $15.8 million. The cash flows related to the six months ended June 30, 2023 consisted of the following (in thousands):

Net income (loss)	$(24,507)
Non-cash income and expenses	6,401
Net change in operating assets and liabilities	2,301
Net cash used in operating activities	$(15,805)

The non-cash income and expense of approximately $6.4 million consisted primarily of the following (in thousands):

$1,879	Depreciation and amortization expenses
158	Amortization of right of use asset
570	Stock-based compensation expense attributable, warrants, restricted stock grants and options issued as part of Company operations
1,686	Amortization of debt discount
(1,142)	Gain on settlement of FOXO
666	Distribution of equity method investment shares to employees as compensation
2,591	Deferred income tax
58	Unrealized loss on equity securities
(65)	Other
$6,401	Total non-cash expenses

The net cash used in the change in operating assets and liabilities aggregated approximately $2.3 million and consisted primarily of the following (in thousands):

$(1,016)	Increase in accounts receivable and other receivables
107	Decrease in inventory, prepaid expenses and other current assets and other assets
(634)	Decrease in accounts payable
3,677	Increase in accrued liabilities, income tax liabilities and other liabilities
(158)	Decrease in operating lease liabilities
325	Increase in deferred revenue
$2,301	Net cash used in the changes in operating assets and liabilities

Operating Activities for the six months ended June 30, 2022

Net cash used in operating activities during the six months ended June 30, 2022 was approximately $19.5 million. The cash flows related to the six months ended June 30, 2022 consisted of the following (in thousands):

Net income (loss)	$(31,887)
Non-cash income and expenses	12,734
Net change in operating assets and liabilities	(391)
Net cash used in operating activities	$(19,544)

The non-cash income and expense of approximately $12.7 million consisted primarily of the following (in thousands):

$3,676	Depreciation and amortization expenses
353	Amortization of right of use asset
2,274	Stock-based compensation expense attributable to warrants and options issued as part of Company operations
(2,827)	Earnout payment expense
(92)	Amortization of debt discount
344	Unrealized gain/loss on note
(1)	Deferred income tax
1,256	Unrealized loss on equity securities
7,570	Impairment of goodwill
181	Other
$12,734	Total non-cash expenses

The net use of cash in the change in operating assets and liabilities aggregated approximately $0.4 million and consisted primarily of the following (in thousands):

$361	Decrease in accounts receivable and other receivables
1,667	Decrease in inventory, prepaid expenses and other current assets and other assets
(1,498)	Decrease in accounts payable
502	Increase in accrued liabilities, income tax liabilities and other liabilities
(327)	Decrease in operating lease liabilities
(1,096)	Decrease in deferred revenue
$(391)	Net use of cash used in the changes in operating assets and liabilities

Cash Flows from Investing Activities as of June 30, 2023 and 2022

Net cash flows used in investing activities during the six months ended June 30, 2023 was approximately $0.5 million compared to net cash flows provided by investing activities during the six months ended June 30, 2022 of approximately $37.1 million. Cash flows related to investing activities during the six months ended June 30, 2023 include $0.05 million for the purchase of property and equipment, $0.1 million for investment in capitalized software, $0.5 million for the issuance of a note receivable, and $0.2 million of proceeds from a note receivable. Cash flows related to investing activities during the six months ended June 30, 2022 include $0.1 million for the purchase of property and equipment, $0.3 million investment in capitalized software, $5.5 million for the purchase of a convertible note and $43.0 million from sales of treasury bills.

Cash Flows from Financing Activities as of June 30, 2023 and 2022

Net cash flows provided by financing activities during the six months ended June 30, 2023 was $11.7 million. Net cash flows used in financing activities during the six months ended June 30, 2022 was $4.2 million. During the six months ended June 30, 2023, the Company received incoming cash flows of $0.1 million from a promissory note, received $20.4 million from a registered direct offering, received $1.4 million from the issuance of warrants, paid $0.2 million of the CXApp acquisition liability, and distributed $10.0 million to the shareholders related to the spin-off of CXApp. During the six months ended June 30, 2022, the Company received incoming cash flows $46.9 million for the issuance of preferred series 8 stock and warrants, paid $49.3 million for the redemption of preferred series 7 stock, paid $1.8 million of the CXApp acquisition liability, received $0.4 million of net proceeds from promissory notes and paid $0.3 million of taxes related to the net share settlement of restricted stock units.

Liquidity and Capital Resources as of December 31, 2022

Our current capital resources and operating results as of and through December 31, 2022, consist of:

1)      an overall working capital surplus of approximately $5.2 million;

2)      cash of approximately $10.2 million;

3)      net cash used by operating activities for the year ended December 31, 2022 of $34.0 million.

The breakdown of our overall working capital surplus is as follows (in thousands):

Working Capital	Assets	Liabilities	Net
Cash and cash equivalents	$10,235	$—	$10,235
Accounts receivable, net/accounts payable	1,889	1,503	386
Inventory	2,442	—	2,442
Accrued liabilities	—	2,619	(2,619)
Operating lease obligation	—	211	(211)
Deferred revenue	—	1,323	(1,323)
Notes and other receivables/Short-term debt	236	13,643	(13,407)
Other	2,803	197	2,606
Current assets of discontinued operations	$12,261	$5,218	$7,043
Total	$29,866	$24,714	$5,152

The Company believes that their current liquidity position, including the cash raised under promissory notes and under the Sales Agreement subsequent to year end, less the funds required to be contributed with the spin-off of the Enterprise Apps Business, has the ability to mitigate any going concern indicators for a period of at least one year from the date these financial statements are issued.

Contractual Obligations and Commitments

Contractual obligations are cash that we are obligated to pay as part of certain contracts that we have entered during our course of business. Our contractual obligations consists of operating lease liabilities and acquisition liabilities that are included in our consolidated balance sheet and vendor commitments associated with agreements that are legally binding. As of December 31, 2022, the total obligation for operating leases is approximately $1.4 million, of which approximately $0.5 million is expected to be paid in the next twelve months. As of December 31, 2022, our obligation for acquisition liabilities is approximately $0.2 million of which approximately $0.2 million is expected to be paid in the next twelve months. Additionally, as part of the Enterprise Apps Spin-off, the Company was required to contribute the cash needed so that the spin-off entity (CXApp Holding Corp.) had a $10 million cash balance at the time of the closing of the transaction. The amount contributed to the spin-off entity at closing on March 14, 2023 was approximately $4.0 million.

Promissory Notes

As of March 26, 2023, the Company owed approximately $15.1 million in principal under promissory notes payable within the next twelve months inclusive of interest owed. The interest rate charged under the notes range from 8% to 10%. See Note 17 — Debt of the Notes to Consolidated Financial Statements included elsewhere in this document.

Net cash used in operating activities during the year ended December 31, 2022 of $34.0 million (of which $17.8 million pertains to discontinued operations) consists of net loss of $66.3 million offset by non-cash adjustments of approximately $32.3 million less net cash changes in operating assets and liabilities of approximately $0.004 million. Although the Company has sustained significant losses during the 2022 year, during the twelve months ended December 31, 2022 we raised net proceeds from notes of $12.3 million and raised net proceeds of $14.1 million from a registered direct offering. Additionally in the quarter ended March 31, 2023 the Company raised gross proceed of approximately $15.4 million under an equity distribution agreement. Given our current cash balances and budgeted cash flow requirements, including the cash raised under promissory notes and under the Sales Agreement subsequent to year end, less the approximate $4.0 million required to be contributed with the spin-off of the Enterprise Apps Business to meet the $10 million cash balance required at the time of closing, the Company believes such funds are sufficient to satisfy its working capital needs, capital asset purchases, debt repayments and other liquidity requirements associated with its existing operations for the next 12 months from the issuance date of the financial statements. However, general economic or other conditions resulting from COVID 19 or other material events may impact the liquidity of our common stock or our ability to continue to access capital from the sale of our securities to support our growth plans. Our business has been impacted by the COVID-19 pandemic and may continue to be impacted. While we have been able to continue operations remotely, we have and continue to experience supply chain cost increases and constraints and delays in the receipt of certain components of our products impacting delivery times for our products. We have also seen some impact in the demand of certain products and delays in certain projects and customer orders either because they require onsite services which could not be performed as a result of new rules and regulations resulting from the pandemic, customer facilities being partially or fully closed during the pandemic or because of the uncertainty of the customer’s financial position and ability to invest in our technology.

Despite these challenges, we were able to realize growth in total revenue for the year ended December 31, 2022 when compared to the year ended 2021. The total impact that COVID-19 will have on general economic conditions is continuously evolving and the impact it may continue to have on our results of operations continues to remain uncertain and there are no assurances that we will be able to continue to experience the same growth or not be materially adversely effected. The Company may continue to pursue strategic transactions and may raise such additional capital as needed, using our equity securities and/or cash and debt financings in combinations appropriate for each acquisition.

Liquidity and Capital Resources as of December 31, 2022 Compared With December 31, 2021

The Company’s net cash flows used in operating, investing and financing activities for the years ended December 31, 2022 and 2021 and certain balances as of the end of those periods are as follows (in thousands):

	For the Years Ended December 31,
	2022	2021
Net cash used in operating activities	$(33,963)	$(37,131)
Net cash provided by/(used in) investing activities	36,387	(53,508)
Net cash (used in)/provided by financing activities	(34,586)	125,037
Effect of foreign exchange rate changes on cash	(83)	86
Net (decrease)/increase in cash and cash equivalents	$(32,245)	$34,484
	As of December 31, 2022	As of December 31, 2021
Cash and cash equivalents from continuing operations	$10,235	$42,480
Working capital (deficit)/surplus from continuing operations	$(1,891)	$77,962

Operating Activities for the year ended December 31, 2022

Net cash used in operating activities during the year ended December 31, 2022 was approximately $34.0 million. The cash flows related to the year ended December 31, 2022 consisted of the following (in thousands):

Net loss	$(66,304)
Non-cash income and expenses	32,345
Net change in operating assets and liabilities	(4)
Net cash used in operating activities	$(33,963)

The non-cash income and expense of approximately $32.3 million consisted primarily of the following (in thousands):

$7,456	Depreciation and amortization expenses
706	Amortization of right of use asset
(278)	Accrued interest income, related party
3,656	Stock-based compensation expense attributable to warrants and options issued as part of Company operations
489	Amortization of debt discount
10	Provision for inventory obsolescence
(32)	Provision for doubtful accounts
1,707	Unrealized gain/loss on note
(1)	Deferred income tax
7,904	Unrealized loss on equity securities
12,199	Impairment of goodwill and intangibles
(2,827)	Earnout payment expense
1	Loss on disposal of property and equipment
151	Realized loss on sale of equity securities
1,784	Unrealized loss on equity method investment
(791)	Gain on conversion of note receivable
211	Other
$32,345	Total non-cash expenses

The net cash used in the change in operating assets and liabilities aggregated approximately $0.004 million and consisted primarily of the following (in thousands):

$(115)	Increase in accounts receivable and other receivables
843	Decrease in inventory, other current assets and other assets
182	Increase in accounts payable
977	Increase in accrued liabilities and other liabilities
(677)	Decrease in operating lease liabilities
(1,214)	Decrease in deferred revenue
$(4)	Net cash used in the changes in operating assets and liabilities

Operating Activities for the year ended December 31, 2021

Net cash used in operating activities during the years ended December 31, 2021 was approximately $37.1 million. The cash flows related to the year ended December 31, 2021 consisted of the following (in thousands):

Net loss	$(70,130)
Non-cash income and expenses	35,847
Net change in operating assets and liabilities	(2,848)
Net cash used in operating activities	$(37,131)

The non-cash income and expense of approximately $35.8 million consisted primarily of the following (in thousands):

$6,451	Depreciation and amortization expenses
677	Amortization of right of use asset
(1,627)	Accrued interest income, related party
10,879	Stock-based compensation expense attributable to warrants and options issued as part of Company operations and for the Jibestream acquisition
30	Loss on exchange of debt for equity
224	Amortization of debt discount
300	Provision for inventory obsolescence
(49,817)	Gain on settlement of related party promissory note
121	Provision for doubtful accounts
(92)	Unrealized gain/loss on note
(7,345)	Recovery for valuation allowance for held for sale loan
(2,593)	Deferred income tax
57,067	Unrealized loss on equity securities
14,789	Impairment of goodwill
6,524	Earnout payment expense
24	Loss on disposal of property and equipment
235	Other
$35,847	Total non-cash expenses

The net use of cash in the change in operating assets and liabilities aggregated approximately $2.8 million and consisted primarily of the following (in thousands):

$(313)	Increase in accounts receivable and other receivables
(3,919)	Increase in inventory, other current assets and other assets
391	Increase in accounts payable
834	Increase in accrued liabilities and other liabilities
(658)	Decrease in operating lease liabilities
817	Increase in deferred revenue
$(2,848)	Net use of cash in the changes in operating assets and liabilities

Cash Flows from Investing Activities as of December 31, 2022 and 2021

Net cash flows used in investing activities during 2022 was approximately $36.4 million compared to net cash flows used in investing activities during 2021 of approximately $53.5 million. Cash flows related to investing activities during the year ended December 31, 2022 include $0.2 million for the purchase of property and equipment, $0.9 million for investment in capitalized software, $43.0 million sales of treasury bills, $5.5 million purchase of convertible note, $0.2 million sales of equity securities, and $0.2 million for issuance of note receivable.

Cash flows related to investing activities during the year ended December 31, 2021 include $0.3 million for the purchase of property and equipment, $1.0 million for investment in capitalized software, $63.4 million for the purchase of treasury bills, $2.0 million for short term investments, $28.0 million sales of treasury bills, $2.0 million sale of short term investment, $0.9 million for cash paid the in Systat License Agreement, $0.2 million received from the acquisition of Game Your Game, $15.0 million paid for the acquisition of CXApp, $0.1 million paid for acquisition of Visualix, and $1.0 million paid for acquisition of IntraNav.

Cash Flows from Financing Activities as of December 31, 2022 and 2021

Net cash flows used by financing activities during the year ended December 31, 2022 was $34.6 million. Net cash flows provided by financing activities during the year ended December 31, 2021 was $125.0 million. During the year ended December 31, 2022, the Company received incoming cash flows of $46.9 million for the issuance of common stock, preferred stock and warrants, received $12.3 million from promissory note, received $14.1 million from registered direct offering, paid $0.3 million of taxes related to the net share settlement of restricted stock units, paid a $5.1 million liability related to the CXApp acquisition, paid $49.3 million for redemption of Series 7 Preferred Stock, and paid $53.2 million for redemption of Series 8 Preferred Stock.

During the year ended December 31, 2021, the Company received incoming cash flows of $128.4 million for the issuance of common stock, preferred stock and warrants, loaned $0.1 million to related parties, paid $1.9 million of taxes related to the net share settlement of restricted stock units, paid $0.5 million liability related to the CXApp acquisition, paid $0.5 million acquisition liability to the pre-acquisition shareholders of Nanotron and paid a $0.5 million acquisition liability to the pre-acquisition shareholders of Locality.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency contracts. We do not engage in trading activities involving non-exchange traded contracts.

XTI MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that XTI’s management believes is relevant to an assessment and understanding of XTI’s results of operations and financial condition. The discussion should be read together with the historical audited annual financial statements as of and for the years ended December 31, 2022 and 2021 and unaudited interim condensed financial statements as of June 30, 2023 and December 31, 2022 and for the three and six months ended June 30, 2023 and 2022, and the related notes thereto, that are included elsewhere in this proxy statement/prospectus. The discussion and analysis should also be read together with XTI’s unaudited pro forma condensed combined financial information in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion may contain forward-looking statements based upon XTI’s current expectations, estimates and projections that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements due to, among other considerations, the matters discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Business Overview

XTI Aircraft Company is an aircraft development and manufacturing company whose mission is “to define the future of air travel.” Headquartered in Englewood, Colorado, the Company is developing a vertical takeoff and landing aircraft that takes off and lands like a helicopter and cruises like a fixed-wing business aircraft. Our initial model, the TriFan 600, is a design-stage six-seat aircraft which is intended to provide point-to-point air travel over distances of up to 700 miles, fly at twice the speed of a helicopter and cruise at altitudes up to 25,000 feet.

We believe the TriFan 600 will be one of the first VTOL aircraft that offers the speed and comfort of a business aircraft and the range and versatility of VTOL for a wide range of customer applications, including private aviation for business and high net worth individuals, air medical operators, and air taxis and regional air travel. The Company was incorporated in October 2009 and began operations in the fourth quarter of 2012. Since then, we have been engaged primarily in developing the design and engineering concepts for the TriFan 600, building and testing a two-thirds scale unmanned version of the TriFan 600, generating pre-orders for the TriFan 600, and seeking funds from investors to enable the Company to build full-scale piloted prototypes of the TriFan 600, obtain necessary FAA certification and to eventually engage in commercial development of the TriFan 600.

Plan of Operations and Operating Results

As of the date of this filing, we have not yet determined whether we will (i) be an OEM and assemble the TriFan 600 with parts purchased from third-party specialized aviation component suppliers, or (ii) partner with a third-party OEM who will assemble the aircraft.

Although the main source of our revenue will be aircraft sales, training, maintenance, leasing, insurance, and aircraft maintenance programs may provide additional revenue streams.

We have hired a number of employees and consultants to accelerate the development of the aircraft. We intend to continue our development of the TriFan by engaging key supply partners, establishing vendors of key components of the full-scale Test Aircraft #1, commissioning and completing trade studies, and completing the development design review of the TriFan. We will need additional capital to complete our development of the series of Test Aircraft and beyond as discussed below and are pursuing multiple alternatives for such funding.

We will continue to develop an internal and external sales and marketing capability to increase awareness of the aircraft and position the Company to continue taking customer orders and deposits. We believe that increasing awareness of the aircraft and demonstrating customer demand through sales orders will enhance the Company’s ability to continue raising capital in the future.

XTI has a ten-year operating history and has generated no revenues since its inception. We do not believe we will be able to generate revenues without successfully completing the certification of the proposed TriFan 600 aircraft. Based on our current estimates, we will require a minimum of $500 million in capital to fully implement our proposed business plan and achieve FAA certification of the TriFan 600 by 2028.

Key Factors Affecting Our Results of Operations

We believe that the growth of our business and our future success are dependent upon many factors, including our ability to retain and develop engineering internal and third-party resources, secure strategic partnerships with suppliers, expand the number of customer purchase orders, locate a facility for further aircraft development and testing, expand on that facility or locate to a new facility for commercial production, build-out production assembly lines in a timely manner, develop ancillary service offerings related to the TriFan 600 such as flight training, insurance programs and maintenance products, and secure the needed financing to achieve FAA certification by 2028.

While each of these areas presents significant opportunities for us, they also pose material challenges and risks that we must successfully address in order to achieve FAA certification of the TriFan 600 and further reach our current aircraft delivery forecasts.

We are further exposed to additional risks inherent to an OEM aerospace business. These risks are further described in the section entitled “Risk Factors — Risks Related to XTI’s Business” in this proxy statement/prospectus.

Economic and Market Factors

Our operations, partners, customers and potential suppliers are subject to various global macroeconomic factors. We expect to continue to remain vulnerable to a number of industry-specific and global macroeconomic factors that may cause (i) continued challenges in securing financing to achieve FAA certification of the TriFan 600 by 2028, and (ii) our actual results of operations to differ from our historical results of operations or current expectations. The factors and trends that we currently believe are or will be most impactful to our results of operations and financial condition include the following: the ongoing downturn in the capital markets; the impact on us of significant operational challenges by third parties on which we rely; the difficulty of attracting capital for a capital-intensive phase of our business; attracting and retaining talent; inflationary pressures; potential labor and supply chain shortages affecting us and our partners; volatile fuel prices; and changes in general economic conditions in the markets in which we operate.

We continue to monitor the potential favorable or unfavorable impacts of these and other factors on our business, operations, financial condition and future results of operations.

Impact of COVID-19 on Operations

We believe COVID-19 negatively impacted our ability to raise capital since early 2020. We believe that our limited financial resources and the cancellation of industry conferences and other marketing opportunities limited the number of aircraft reservations and conditional purchase orders that otherwise could have been secured. In addition, we suspended further tests of our 65% scale prototype in 2020 due to the COVID-19 pandemic.

Currently, the pandemic appears to have had some potentially positive long-term impacts on the market for private aircraft, as it has driven an increased interest in private aircraft as a means to avoid crowded airports and airlines and allowed us to hire personnel who work remotely. It is difficult to estimate whether this trend will continue in the future and whether it will provide increased opportunities for XTI.

Key Components of Our Results of Operations

The following is a summary of the principal line items comprising our operating results.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of the TriFan 600 aircraft. These expenses include:

•        employee-related expenses, including salaries and benefits for personnel engaged in research and development functions;

•        expenses incurred in connection with XTI’s research and development activities, including under agreements with third parties such as consultants and contractors; and

•        software and technology-related expenses to support computer-aided design of the aircraft, flight simulations, and other technology needs of our engineers.

Research and development costs are expensed as incurred. We expect our research and development expenses to increase significantly as we increase staffing to support aircraft engineering and software development, build aircraft prototypes and continue to explore and develop technologies.

Selling and Marketing Expenses

Selling and marketing costs include activities such as aircraft reservation procurement, public relations and business opportunity advancement. These functions mainly generate expenses relating to travel, trade show fees and costs, salaries and benefits. Selling and marketing expenses are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for personnel in executive, finance, corporate and business development, and administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters, including noncapitalizable transaction costs; professional fees for accounting, auditing, tax and administrative consulting services; insurance costs, facility related expenses including maintenance and allocated expenses for rent and other operating costs.

We anticipate that general and administrative expenses will increase substantially in the future as we increase our headcount to support continued research and development and commercialization of the TriFan 600.

Interest Expense

Interest expense consists primarily of (i) accrued interest relating to convertible and promissory notes, and (ii) accretion of debt discounts relating to warrants and stock options issued in conjunction with convertible notes.

Changes in Value of Warrants and JV Obligation

Private placement warrants and our obligation to the joint venture counterparty under the now-expired joint venture are recorded as liabilities and subject to remeasurement to fair value at each balance sheet date. We expect to incur an incremental income (expense) in the statements of operations for the fair value adjustments for the warrants at the end of each reporting period. The liability with respect to the joint venture will be discharged effective May 31, 2023 upon the issuance to the joint venture counterparty of XTI common stock in exchange for its joint venture interest. Refer to the discussion of our joint venture under the section entitled “XTI Joint Venture Agreement.”

Results of Operations

Comparison of the Three Months Ended June 30, 2023 and 2022

The following table sets forth our Statements of Operations information for the three months ended June 30, 2023 and 2022 and should be reviewed in conjunction with the financial statements and notes included elsewhere in this proxy statement/prospectus. These results of operations are not necessarily indicative of the future results of operations that may be expected for any future period.

	Three Months Ended June 30,		Period Over Period Change
(All amounts in U.S. dollars)	2023	2022	$	%
Operating expenses:
Research and development	$412,562	$761,635	$(349,073)	(46)%
Selling and marketing	152,155	109,247	42,908	39%
General and administrative	3,475,469	831,908	2,643,561	318%
Total operating expenses	4,040,186	1,702,790	2,337,396	137%
Operating loss	(4,040,186)	(1,702,790)	(2,337,396)	137%
Interest expense	(134,452)	(92,326)	(42,126)	46%
Interest expense – discount accretion	(135,906)	(101,322)	(34,584)	34%
Loan cost amortization	(21,989)	(21,989)	—	—
Change in value of warrant liability	(126,373)	(8,236)	(118,137)	1,434%
Change in value of JV obligation	(169,663)	—	(169,663)	—
Net loss	$(4,628,569)	(1,926,663)	(2,701,906)	140%

Operating Expenses

Operating expenses for the three months ended June 30, 2023 increased by $2,337,396 or 137%, compared to the three months ended June 30, 2022. The principal drivers for this increase were (i) an increase in non-cash expense relating to stock option grants of $2,212,466, included within general and administrative expenses, and (ii) the Company incurring merger related transaction expenses during the three months ended June 30, 2023. The increase in operating expenses was partially offset by a decrease in research and development spending.

Research and Development

Research and development costs to advance development of the TriFan 600 aircraft decreased by $349,073, or 46%, to $412,562 for the three months ended June 30, 2023, from $761,635 for the three months ended June 30, 2022. The decrease was primarily driven by an effort to conserve cash which involved (i) reducing expenditures relating to the use of third-party engineering consultants, and (ii) a hiring freeze of engineers.

Selling and Marketing

Selling and marketing expenses increased by $42,908, or 39%, to $152,155 for the three months ended June 30, 2023, from $109,247 for the three months ended June 30, 2022. The increase was primarily driven by increased third-party consulting spend relating to website, XTI brand awareness, and overall marketing strategy in connection with the Business Combination.

General and Administrative

General and administrative costs increased by $2,643,561, or 318%, to $3,475,469 for the three months ended June 30, 2023, from $831,908 for the three months ended June 30, 2022. The increase was primarily attributed to (i) an increase in non-cash compensation expense of $2,212,466 mainly relating to stock options granted to members of the management team, and (ii) merger transaction-related expenses incurred during the second quarter of 2023.

Interest Expense and Interest Expense — Discount Accretion

Total interest expense including debt discount accretion increased from $193,648 for the three months ended June 30, 2022 to $270,358 for the three months ended June 30, 2023, as we recognized increased (i) interest expense of $42,126 driven by convertible and promissory notes entered into during 2022 and 2023 and (ii) accretion of debt discounts of $34,584. Interest expense for the three months ended June 30, 2023 and 2022 included accretion of debt discounts of $135,906 and $101,322, respectively, associated with stock options and warrants issued in conjunction with convertible notes.

Loan Cost Amortization

We recognized loan cost amortization expense of $21,989 and $21,989 for the three months ended June 30, 2023 and 2022, respectively, relating to a convertible note that originated in April 2021.

Change in Value of Warrant Liability

During the three months ended June 30, 2023 and 2022, we recognized a fair market value adjustment loss of $126,373 and $8,236, respectively, relating to private placement warrant liabilities.

Change in Value of JV Obligation

During the three months ended June 30, 2023, we recognized a fair market value adjustment loss of $169,663 relating to the JV Obligation. Refer to the discussion of our joint venture in the section below entitled “XTI Joint Venture Agreement.”

Comparison of the Six Months Ended June 30, 2023 and 2022

The following table sets forth our Statements of Operations information for the six months ended June 30, 2023 and 2022 and should be reviewed in conjunction with the financial statements and notes included elsewhere in this proxy statement/prospectus. These results of operations are not necessarily indicative of the future results of operations that may be expected for any future period.

	Six Months Ended June 30,		Period Over Period Change
(All amounts in U.S. dollars)	2023	2022	$	%
Operating expenses:
Research and development	$847,912	$1,789,893	$(941,981)	(53)%
Selling and marketing	287,006	278,766	8,240	3%
General and administrative	4,199,586	6,716,605	(2,517,019)	(37)%
Total operating expenses	5,334,504	8,785,264	(3,450,760)	(39)%
Operating loss	(5,334,504)	(8,785,264)	3,450,760	(39)%
Interest expense	(251,636)	(180,398)	(71,238)	39%
Interest expense – discount accretion	(251,424)	(202,644)	(48,780)	24%
Loan cost amortization	(43,978)	(43,978)	—	—
Change in value of warrant liability	(126,373)	(8,236)	(118,137)	1,434%
Change in value of JV obligation	(196,055)	(1,066,999)	870,944	(82)%
Net loss	$(6,203,970)	$(10,287,519)	$4,083,549	(40)%

Operating Expenses

Operating expenses for the six months ended June 30, 2023 declined by $3,450,760 or 39%, compared to the six months ended June 30, 2022. The principal drivers for this decrease were (i) a non-cash expense recognition of $3,652,140, included within general and administrative expenses, during the six months ended June 30, 2022 relating to the issuance of a warrant to purchase shares of our common stock to a regional aviation operator in conjunction with an aircraft purchase order and (ii) a decrease in research and development expense as we reduced spending during the first six months of 2023 in order to conserve cash. The decrease in operating expenses was partially offset by increases in (i) non-cash expense relating to stock option grants of $641,150, included within general and administrative expenses and (ii) fundraising and merger transaction-related expenses incurred during the first half of 2023.

Research and Development

Research and development costs to advance development of the TriFan 600 aircraft decreased by $941,981, or 53%, to $847,912 for the six months ended June 30, 2023, from $1,789,893 for the six months ended June 30, 2022. The decrease was primarily driven by an effort to conserve cash which involved (i) reducing expenditures relating to the use of third-party engineering consultants, and (ii) a hiring freeze of engineers.

Selling and Marketing

Selling and marketing expenses increased by $8,240, or 3%, to $287,006 for the six months ended June 30, 2023, from $278,766 for the six months ended June 30, 2022. The increase was primarily attributable to increased third party consulting spend during the second quarter of 2023. This increase was partially offset by lower spend relating to industry trade events.

General and Administrative

General and administrative costs decreased by $2,517,019, or 37%, to $4,199,586 for the six months ended June 30, 2023, from $6,716,605 for the six months ended June 30, 2022. The decline was primarily attributed to the recognition of $3,652,140 of non-cash expense during the six months ended June 30, 2022 relating to the issuance of a warrant to a regional aviation operator in conjunction with a conditional aircraft purchase order. The decrease in general and administrative expenses during the six months ended June 30, 2023 was partially offset by (i) an increase in non-cash compensation expense relating to stock options granted to members of the executive management team, employees, and other service providers as compensation for services and (ii) an increase in professional services expenses relating to fundraising and merger transaction efforts.

Interest Expense and Interest Expense — Discount Accretion

Total interest expense including debt discount accretion increased from $383,042 for the six months ended June 30, 2022 to $503,060 for the six months ended June 30, 2023, as we recognized increased (i) interest expense of $71,238 driven by convertible and promissory notes entered into during 2022 and 2023 and (ii) accretion of debt discounts of $48,780. Interest expense for the six months ended June 30, 2023 and 2022 included accretion of debt discounts of $251,424 and $202,644, respectively, associated with stock options and warrants issued in conjunction with convertible notes.

Loan Cost Amortization

We recognized loan cost amortization expense of $43,978 and $43,978 for the six months ended June 30, 2023 and 2022, respectively, relating to a convertible note that originated in April 2021.

Change in Value of Warrant Liability

During the six months ended June 30, 2023 and 2022, we recognized a fair market value adjustment loss of $126,373 and $8,236, respectively, relating to private placement warrant liabilities.

Change in Value of JV Obligation

During the six months ended June 30, 2023 and 2022 we recognized a fair market value adjustment loss of $196,055 and $1,066,999, respectively, relating to the JV Obligation. Refer to the discussion of our joint venture in the section below entitled “XTI Joint Venture Agreement.”

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021

The following table sets forth our audited statements of operations data for the years ended December 31, 2022 and 2021. The information has been prepared on the same basis as our audited financial statements, included elsewhere in this proxy statement/prospectus, and includes, in our opinion, all adjustments, necessary to state fairly our results of operations for these periods. This data should be read in conjunction with our financial statements included elsewhere in this proxy statement/prospectus. These results of operations are not necessarily indicative of the future results of operations that may be expected for any future period.

	Year Ended December 31,		Period Over Period Change
(All amounts in U.S. dollars)	2022	2021	$	%
Operating expenses:
Research and development	$2,963,873	$2,672,477	$291,396	11%
Selling and marketing	728,823	358,446	370,377	103%
General and administrative	10,668,791	14,272,349	(3,603,558)	(25)%
Total operating expenses	14,361,487	17,303,272	(2,941,785)	(17)%
Operating loss	(14,361,487)	(17,303,272)	2,941,785	(17)%
Interest expense	(376,639)	(291,569)	(85,070)	29%
Interest expense – discount accretion	(412,969)	(400,364)	(12,605)	3%
Loan cost amortization	(87,955)	(53,199)	(34,756)	65%
Income from stock option forfeitures	14,469,884	—	14,469,884	*
Change in value of warrant liability	11,948	(91,133)	103,081	*
Change in value of JV obligation	330,501	(309,672)	640,173	*
Net loss	$(426,717)	$(18,449,209)	$18,022,492	(98)%

____________

*        Comparisons between positive and negative numbers and with a zero are not meaningful

Operating Expenses

Operating expenses decreased by $2,941,785, or 17%, to $14,361,487 for the year ended December 31, 2022 from $17,303,272 for the year ended December 31, 2021. The decrease was primarily driven by a decline in non-cash stock compensation expense relating to option awards of $7,904,725 included within general and administrative expenses, which was partially offset by (i) an increase in expense for the issuance warrants as compensation of $3,652,140 included with general and administrative expenses, and (ii) increases in research and development and marketing activities as we received additional financing during 2022 and 2021.

Research and Development

Research and development costs to advance development of the TriFan 600 aircraft increased by $291,396, or 11%, to $2,963,873 for the year ended December 31, 2022, from $2,672,477 for the year ended December 31, 2021. The increase was primarily attributed to the Company expanding its full-time engineering staff and hiring additional third-party consultants during July and August 2021, upon the Company securing additional financing. However, beginning in the fourth quarter of 2022, we implemented a hiring freeze and reduced our use of third-party consultants to conserve cash.

Selling and Marketing

Selling and marketing expenses increased by $370,377, or 103%, to $728,823 for the year ended December 31, 2022, from $358,446 for the year ended December 31, 2021. The increase was primarily driven by expanding the business development staff and increasing spend relating to (i) professional advertising and public relation services, and (ii) industry trade shows and seminars, including the Vertical Flight Society’s VTOL Symposium in San Jose, CA and the Helicopter Association International’s HELI-EXPO in Dallas, TX.

General and Administrative

General and administrative costs decreased by $3,603,558, or 25%, to $10,668,791 for the year ended December 31, 2022, from $14,272,349 for the year ended December 31, 2021. The decrease was primarily attributable to the Company issuing fewer stock options during 2022 resulting in a decline in stock compensation expense of $7,904,725. This decline was partially offset by the Company issuing warrants to a regional airline operator as part of a conditional purchase order transaction which resulted in the Company recognizing $3,652,140 in expense during 2022. We also increased spending of $649,027 during 2022 to support business growth and fundraising efforts including increases in professional services cost related to legal, information technology, human resources and finance.

Interest Expense and Interest Expense — Discount Accretion

Total interest expense including debt discount accretion increased by $97,675 from $691,933 for the year ended December 31, 2021 to $789,608 for the year ended December 31, 2022, as we recognized increased interest expense of $85,070 and accretion of debt discounts of $12,605. The increase in total interest expense was driven by convertible notes we issued during 2021 and 2022. Debt discounts are related to stock options and warrants granted in conjunction with the convertible notes.

Loan Cost Amortization

We recognized loan cost amortization expense of $87,955 and $53,199 for the years ended December 31, 2022 and 2021, respectively, relating to a convertible note that originated in April 2021.

Income from Stock Option Forfeitures

We recognized $14,469,884 in income relating to stock option forfeitures during the year ended December 31, 2022 primarily as a result of two executives departing XTI and thereby forfeiting their previous vested stock option awards back to the Company’s option plan.

Change in Value of Warrants and Change in Value of JV Obligation

During the year ended December 31, 2022, we recognized a fair market value adjustment gain of $330,501 relating to the JV Obligation arising out of the joint venture we entered into in May 2021. Refer to the discussion of our joint venture in the section entitled “XTI Joint Venture Agreement.” During the year ended December 31, 2022, we recognized a fair market value adjustment gain of $11,948 relating to private placement warrant liabilities.

Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, contractual obligations and other commitments. We assess liquidity in terms of our cash flows from financing activities and their sufficiency to fund our operating and investing activities. As of June 30, 2023, our principal source of liquidity was cash and cash equivalents of $36,932.

To date, we have funded our operations primarily with proceeds from the now expired joint venture that commenced in 2021, customer reservation deposits, issuances of common stock to private investors, and issuances of convertible and promissory notes.

XTI Joint Venture Agreement

Effective May 31, 2021, the Company and a joint venture counterparty entered into a Joint Venture Agreement and other ancillary agreements under which the counterparty thereto agreed to provide funding to enable XTI to complete the preliminary design review of XTI’s TriFan 600 aircraft. The counterparty provided a total of approximately $5,408,000 of funding to XTI under the agreement. The JV Agreement and the ancillary agreements expired by their terms on May 31, 2023. Although the counterparty did not make the full intended contribution, it is entitled to receive a pro rata portion (5.4%) of the agreed 10% of XTI’s fully diluted common stock (at the time of the expiration of the JV) it would have received in exchange for its joint venture interest had it made the full intended contribution (the “JV Obligation”).

Customer Reservation Deposits

As of the date of this filing, we received conditional pre-orders under a combination of non-binding aircraft purchase agreements, reservation deposit agreements, options and letters of intent for aircraft which generated approximately $1,350,000 of cash from customer reservation deposits. For more details regarding the nature of the conditional pre-orders, please see “XTI Business — The Market” and “XTI Business — Key Agreements.” For the risks involved with the conditional pre-orders, please see “Risk Factors — The pre-orders we have received for our aircraft are non-binding, conditional or written expressions of interest and may be terminated at any time prior to execution of a definitive purchase agreement. If these pre-orders are cancelled, modified, delayed or not placed in accordance with the terms agreed with each party, our business, results of operations, liquidity and cash flow will be materially adversely affected.” For more details regarding the nature of the conditional pre-orders, please see “XTI Business — The Market”, “Risk Factors — The remainder of the development period for the TriFan 600 may take longer than anticipated” and “Risk Factors — We have a limited operating history and have not yet manufactured any non-prototype aircraft or delivered any aircraft to customers, and we may never develop or manufacture any VTOL aircraft.” These funds from customer reservation deposits will not be recorded as revenue until the orders for aircraft are delivered, which may not be for many years or at all if we do not deliver the aircraft. The deposits prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request a return of their refundable deposit any time up until the execution of a purchase agreement. Customers’ request for a return of their refundable deposits could adversely affect our liquidity resources and we may be financially unable to return such deposits.

Debt Financing

Since our inception through the date of this filing, we have raised approximately $9,000,000 from the issuance of convertible and promissory notes, net of commissions.

Pursuant to the Merger Agreement, on the first calendar day of the month following the date of the Merger Agreement and on the first calendar day of each month thereafter until the earlier of (i) four months following the date of the Merger Agreement and (ii) the Closing Date, Inpixon shall provide loans to XTI on a senior secured basis (each, a “Future Loan”), in such amounts requested by XTI in writing prior to the first calendar day of each such month. Each Future Loan will be in the principal amount of up to $500,000, and the aggregate amount of the Future Loans will be up to $1,275,000 (or such greater amount as Inpixon shall otherwise agree in its sole and absolute discretion). These Future Loans and security will be evidenced by a Senior Secured Promissory Note (the “Inpixon Promissory Note”) and a Security and Pledge Agreement (the “Security Agreement”).

The Inpixon Promissory Note provides an aggregate principal amount up to $2,313,407, which amount includes (i) the principal sum of $2,025,000 which represents all of Inpixon’s cash advances to XTI as of the date of this filing, plus accrued interest on previous advances (for a total sum of $2,038,407), and (ii) the aggregate principal amount of remaining Future Loans. The Inpixon Promissory Note will bear interest at 10% per annum, compounded annually, and for each Future Loan, beginning on the date the Future Loan is advanced to XTI.

The outstanding principal amount under the Inpixon Promissory Note, together with all accrued and unpaid interest, shall be due and payable upon the earlier of (a) December 31, 2023, (b) when declared due and payable by Inpixon upon the occurrence of an event of default, or (c) within three business days following termination of the Merger Agreement (i) by XTI because the XTI Board adopts a superior proposal prior to delivering the XTI Stockholder Consent, or (ii) by Inpixon because the XTI Board has made a change in recommendation, or XTI has breached or failed to perform in any material respect any of its covenants and agreements regarding obtaining its required stockholder approval or non-solicitation. The Inpixon Promissory Note will be forgiven and of no further force if the Merger Agreement is terminated by the Inpixon Board because it adopts a superior proposal prior to obtaining the required Inpixon stockholder approval, subject to Inpixon’s rights and remedies under the Promissory Note, the Security Agreement, and the Merger Agreement. If the Merger Agreement is terminated by XTI because the Inpixon Board makes a change in recommendation or Inpixon is in material breach of its covenants and agreements regarding obtaining its required stockholder approval or non-solicitation, the maturity date of the Inpixon Promissory Note will be extended to December 31, 2024.

The Security Agreement grants Inpixon a first priority security interest in and lien upon all of XTI’s property (except for the Excluded Collateral, as defined in the Security Agreement) to secure the repayment of the Inpixon Promissory Note.

Crowdfunding

Between July 2016 and May 2021, we completed three crowdfunding campaigns under Reg A (two campaigns) and Reg CF (one campaign) offerings. We raised approximately $2,190,000 in cash, net of commissions and other offering costs, in exchange for our common stock from these crowdfunding campaigns.

Other Private Placement Equity Financing

Since our inception through the date of this filing, we have raised approximately $955,000 in cash from common stock issuances in private placements to individual private investors.

On July 19, 2023, we issued and sold 35,200 shares of common stock to a non-executive officer at $1.25 per share for gross proceeds of $44,000. In conjunction with this transaction, the Company issued warrants to purchase 22,000 shares of common stock at a $1.50 exercise price with a maturity date of July 19, 2028. The warrants may be exercised at the option of the holder anytime from the issuance date through the maturity date.

Business Combination

Upon the closing of the Business Combination, if Inpixon is successful in raising $10 million through permitted issuances under the Merger Agreement, net of commissions and other offering expenses, the combined company will have cash and cash equivalents of at least $10 million. The cash expected to be available is estimated before giving effect to the payment of XTI’s transaction costs incurred in connection with the Business Combination.

Financing Obligations and Requirements

As additional capital is secured, we are targeting completion of the engineering CDR milestone phase of the TriFan 600 development by mid-2025. In order to complete CDR by mid-2025, we anticipate the combined company will need to raise an additional $95 million of financing subsequent to the date of this filing. If we are unable to secure such financing, we have the ability to regulate our spending for aircraft development based on the amount of financing that we raise from investors, though our expected FAA certification timeline may be delayed to beyond 2028.

Going Concern

As part of issuing our financial statements, we evaluated whether there were any conditions and events that raise substantial doubt about our ability to continue as a going concern over the next twelve months. Since inception, we have incurred significant operating losses, have an accumulated deficit of $39,050,399 as of June 30, 2023, and have negative operating cash flows. Management expects that operating losses and negative cash flows will continue and may increase because of additional costs and expenses related to the development of the TriFan 600 aircraft and the development of market and strategic relationships with other companies. Anticipated increases in costs and expenses will be incurred only as additional capital is secured. Our continued solvency is dependent upon our ability to obtain substantial additional working capital to complete our aircraft development and to successfully market and achieve commerciality of our aircraft.

In addition to any cash that will be assumed from the proposed Business Combination, in 2023, we received $974,000 in financing from private investors, $125,000 from a promissory note issued to David Brody, and $2,025,000 from promissory notes issued to Inpixon. However, we will need additional advances of approximately $275,000 from Inpixon to fund our working capital needs through the anticipated closing date of the Business Combination. The timely realization of the Business Combination is imperative for XTI’s ability to complete the CDR milestone by mid-2025.

We intend to fund future operations through private or public equity or debt offerings and may seek additional capital through arrangements with strategic partners or from other sources. There can be no assurances, however, that additional funding will be available on terms acceptable to us, or at all. These conditions, among other factors, raise substantial doubt about our ability to continue as a going concern.

Indebtedness

As of June 30, 2023, we had $13,688,235 of current liabilities of which $5,582,806 was the JV Obligation, which was convertible to equity on May 31, 2023 (see “XTI Joint Venture Agreement”), $1,349,945 in customer reservation deposits, $2,209,664 in outstanding short-term convertible and promissory notes, $733,273 in accrued interest on outstanding notes, and $3,812,547 in payables and accrued and other current liabilities. We expect to repay a customer deposit amount of $125,000 relating to an aircraft reservation cancellation shortly after the closing of the Business Combination. We also expect to pay deferred employee and consultant compensation of approximately $485,000 shortly after the closing of the Business Combination, and employee retention bonuses of approximately $150,000 six months thereafter (see Commitments and Contractual Obligations).

As of June 30, 2023, we had $6,291,009 of short-term and long-term outstanding convertible and promissory notes, net of unamortized discounts and loan costs of $1,612,217. During the next twelve-month period, we anticipate total principal repayments of $632,000, specifically $507,000 upon the closing of the Business Combination and $125,000 thirty days thereafter, in each case on certain convertible and promissory notes held by David Brody. See “Certain Relationships and Related Party Transactions — XTI — Transactions with Mr. Brody.”

See Note 4 of our financial statements included elsewhere in this filing for more information regarding our outstanding convertible and promissory notes.

Historical Cash Flows

Comparison of the Six Months Ended June 30, 2023 and 2022

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2023	2022
Net cash used in operating activities	$(1,572,830)	$(3,148,207)
Net cash used in investing activities	—	(2,866)
Net cash provided by financing activities	1,495,000	30,225

Net increase (decrease) in cash	(77,830)	(3,120,848)

Cash – beginning of period	114,762	4,316,396

Cash – end of period	$36,932	$1,195,548

Net Cash Used in Operating Activities

Net cash used in operating activities during the periods indicated consisted of the following:

	For the Six Months Ended June 30,
	2023	2022
Net loss	$(6,203,970)	$(10,287,519)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	5,265	5,244
Amortization of intangible assets	13,298	13,220
Amortization of loan costs	43,978	43,978
Accretion of debt discount to interest expense	251,424	202,644
Warrant compensation expense	97,542	3,652,140
Stock compensation expense	2,503,704	1,862,554
Change in value of warrant liability	126,373	8,236
Change in value of JV obligation	196,055	1,066,999
Changes in operating assets and liabilities	1,393,501	284,297
Net cash used in operating activities	$(1,572,830)	$(3,148,207)

Our cash flows used in operating activities to date have been primarily comprised of payroll, software and technology expenses, and professional services related to research and development and general and administrative activities. As we raise additional capital, we expect to increase hiring to accelerate our engineering efforts ahead of having an operational assembly facility. We further expect our cash used in operating activities to increase significantly before we start to generate any material cash flows from our operations.

For the six months ended June 30, 2023, the increase in changes in operating assets and liabilities was primarily attributed to (i) increases in accounts payable and accrued compensation, and (ii) an increase in accrued interest relating to outstanding convertible and promissory notes. For the six months ended June 30, 2022, the increase in changes in operating assets and liabilities was primarily attributed to the Company receiving a $250,000 refundable customer deposit relating to a conditional aircraft purchase order.

Net Cash Used in Investing Activities

Net cash used in investing activities for the six months ended June 30, 2022 was attributable to legal costs incurred relating to our patents.

Net Cash Provided by Financing Activities

On January 30, 2023, we entered into a convertible note agreement with an existing convertible note and stock option holder. The note has a principal amount of $300,000 and accrues interest at a rate of 10.0% per annum. In conjunction with the convertible note, we issued warrants for the purchase of a total of 39,063 shares of common stock at an exercise price of $1.92. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The note matures on October 21, 2025. The holder of the note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.25 per share. The share conversion may occur prior to October 21, 2025 at the option of the holder, or automatically converted by the Company upon the occurrence of a Qualified Financing, Qualified Business Combination, or Change of Control as defined in the note agreement. See Note 4 of our financial statements included elsewhere in this filing for more information regarding this convertible note.

On January 5, 2023, we entered into a promissory note agreement with our Chairman and majority shareholder, David Brody. The note has a principal amount of $125,000 and accrues interest at a rate of 5% per annum. The note matures at the earlier of (i) thirty (30) days after the closing of the Business Combination, or (ii) January 5, 2024.

On March 10, 2023, we entered into a promissory note agreement with Inpixon. The note had a principal amount of $300,000 and accrued interest at a rate of 10% per annum. On July 13, 2023, we entered into another promissory note agreement with Inpixon with a principal amount of $150,000 at a rate of 10% per annum. These notes were replaced by the Inpixon Promissory Note entered into in connection with the Merger Agreement.

On May 9, 2023, the principal and accrued interest of an existing convertible note plus an additional $450,000 in cash were combined into a new replacement convertible note (the “Replacement Note”) with a principal amount of $1,986,918. The existing convertible note entered into on April 1, 2021 was cancelled in connection with the issuance of the Replacement Note. The Replacement Note accrues interest at a rate of 10% per annum and matures on December 31, 2026. The noteholder has the right to receive repayment of the principal balance plus accrued interest at any time prior to the maturity date in shares of common stock of the Company at a value of $1.00 per share. If the noteholder has not provided the Company with prior written notice to either convert the Replacement Note into shares or to demand cash repayment of the note on the maturity date, the remaining principal balance of the Replacement Note plus accrued interest will automatically convert into shares on the maturity date.

On May 9, 2023, we received proceeds of $180,000 from an issuance and sale of 144,000 shares of common stock to a non-executive officer and his family member.

We also repaid $10,000 in promissory notes during the six months ended June 30, 2023.

During the six months ended June 30, 2022, we received $50,225 in proceeds from the private placement issuance and sale of 28,700 shares of common stock at $1.75 per share. We also repaid $20,000 in promissory notes during the six months ended June 30, 2022.

Comparison of the Year Ended December 31, 2022 and 2021

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2022	2021
Net cash used in operating activities	$(4,827,792)	$(4,410,327)
Net cash used in investing activities	(4,067)	(47,201)
Net cash provided by financing activities	630,225	8,651,025

Net decrease in cash	(4,201,634)	4,193,497

Cash – beginning of period	4,316,396	122,899

Cash – end of period	$114,762	$4,316,396

Net Cash Used in Operating Activities

Net cash used in operating activities during the periods indicated consisted of the following:

	For the Years Ended December 31,
	2022	2021
Net loss	$(426,717)	$(18,449,209)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	12,038	3,661
Amortization of intangible assets	26,597	26,326
Amortization of loan costs	87,955	53,199
Accretion of debt discount to interest expense	412,969	400,364
Warrant compensation expense	3,652,140	—
Stock compensation expense	4,563,007	12,467,732
Change in fair value of warrant liability	(11,948)	91,133
Change in fair value of JV obligation	(330,501)	309,672
Income from stock option forfeitures	(14,469,884)	—
Changes in operating assets and liabilities	1,656,552	686,795
Net cash used in operating activities	$(4,827,792)	$(4,410,327)

Our cash flows used in operating activities to date have been primarily comprised of payroll, software and technology expenses, and professional services related to research and development and general and administrative activities. As we continue to increase hiring to accelerate our engineering efforts ahead of having an operational assembly facility, we expect our cash used in operating activities to increase significantly before we start to generate any material cash flows from our operations.

For the year ended December 31, 2022, the increase in changes in operating assets and liabilities was primarily attributed to (i) the Company receiving $250,000 in proceeds from aircraft reservation deposits, (ii) an increase in accrued compensation and bonuses, and (iii) an increase in accrued interest relating to outstanding convertible and promissory notes. For the year ended December 31, 2021, the increase in changes in operating assets and liabilities was primarily attributed to the Company receiving $809,975 in proceeds from aircraft reservation deposits.

Net Cash Used in Investing Activities

Net cash used in investing activities for the years ended December 31, 2022 and 2021 includes legal costs incurred relating to our patents. We also purchased $35,292 of computer equipment during the year ended December 31, 2021.

Net Cash Provided by Financing Activities

2022

On October 21, 2022, the Company entered into a convertible note agreement with an existing convertible note holder. The note has a principal amount of $600,000 and accrues interest at a rate of 10.0% per annum. In conjunction with the convertible note, the Company issued warrants for the purchase of a total of 150,000 shares of common stock at an exercise price of $1.92. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The note matures on October 21, 2025. The holder of the note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.25 per share. However, the share conversion may occur prior to October 21, 2025 at the option of the holder, or automatically converted by the Company upon the occurrence of a Qualified Financing, Qualified Business Combination, or Change of Control as defined in the note agreement. See Note 4 of our financial statements included elsewhere in this filing for more information regarding this convertible note.

During the year ended December 31, 2022, we received $50,225 in proceeds from the private placement issuance and sale of 28,700 shares of common stock at $1.75 per share.

We also repaid $20,000 in promissory notes during 2022.

2021

During the year ended December 31, 2021, we received $2,500,000 in proceeds from the issuance of convertible notes to a syndicate of individual investors. The notes have a combined principal amount of $2,500,000 and accrue interest at a rate of 4.0% per annum. In conjunction with the convertible notes, we issued stock options for the purchase of a total of 525,000 shares of common stock at an exercise price of $1.50. The options are exercisable upon the date of grant through the contractual term of 10 years. The holder of the note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on May 23, 2024. The share conversion may occur prior to May 23, 2024 upon the occurrence of XTI raising $10 million in financing, or upon a change of control. We paid $112,500 in commissions relating to the acquisition of these notes, resulting in net proceeds of $2,387,500.

During the year ended December 31, 2021, we received $225,000 in additional funding from an existing convertible note investor in exchange for a new convertible promissory note which replaced an existing convertible promissory note. The new convertible note has a principal amount of $1,254,529 with a maturity date of December 31, 2023 and bears interest at a rate of 10.0% per annum. The convertible note investor has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The share conversion may occur at any time on or before November 1, 2023.

During the year ended December 31, 2021, we received funding through the sale of common stock to investors under a Regulation CF Offering. These sales accounted for net proceeds of $460,898. When the offering closed during 2021, we also received $79,150 in funds previously held in escrow.

During the year ended December 31, 2021, we received $5,407,580 in funding from a Joint Venture Agreement. Additional details about the joint venture agreement are described above under the section entitled “XTI Joint Venture Agreement.”

We also received $230,000 from the private placement issuance and sale of 162,500 shares of common stock between $1.30 and $2.00 per share during the year ended December 31, 2021.

In terms of cash outflows from financing activities, we repaid $62,518 relating to a revolving line of credit with the Company’s founder, which was replaced by a new convertible note with the founder on December 31, 2021. We also repaid $76,585 in promissory notes.

Commitments and Contractual Obligations

Leases

We had an operating lease for software, which was for a 12-month term, that matured on December 10, 2022. Under the software lease, we made $112,695 in lease payments for the year ended December 31, 2022. Upon maturity of this software lease, we entered into a new replacement software lease arrangement with the same leasing company in December 2022 for another 12-month term, with monthly lease payments of $8,233 commencing in March 2023 and ending in December 2023. We will make a total of approximately $74,100 in lease payments in 2023 relating to the replacement software lease.

We lease our corporate office space in Centennial, Colorado which is a month-to-month arrangement. We pay $398 per month under this office lease.

Consulting Agreement with David Brody

We have a commitment to pay David Brody, per a 2021 agreement, a deferred compensation amount of $200,000, earned for services under a 2015 consulting arrangement, upon the Company securing $50 million in total debt and equity fundraising. We have accrued the full $200,000 amount as of June 30, 2023, which is included in Related Party Payables within the accompanying balance sheets. This consulting agreement and Mr. Brody’s right to any payments due thereunder will terminate upon the consummation of the Business Combination.

Consulting Agreement with Scott Pomeroy

Effective July 1, 2022, we entered into a consulting agreement with Scott Pomeroy to serve as the Company’s CFO. In connection with the agreement as amended effective January 1, 2023, Mr. Pomeroy may be entitled to a performance bonus of $400,000, upon successful delivery of services as outlined in the agreement. We have not accrued any cash bonus amounts in our accompanying financial statements as of June 30, 2023 as no portion of the cash bonus was deemed to be earned. In addition, we will grant Mr. Pomeroy 4 million fully vested stock options with a 10-year term, or an equivalent equity incentive, during the fourth quarter of 2023 as outlined in the amended consulting agreement. The consulting agreement term will continue until the effective date of the Business Combination, at which time it is expected that the combined company and Mr. Pomeroy will enter into an Employment Agreement where he will serve as the CEO of the combined entity.

Financial Advisory Agreement

On June 7, 2022, we entered into an Advisory Agreement with an investment banking firm to assist us with fundraising activities. In connection with the agreement, XTI has the following commitments:

•        An M&A fee, if a business combination, including a transaction with a special purpose acquisition company, is consummated, equal to the greater of $1,000,000 (minimum fee) and the sum of the following amounts (i) 4% of the first $100 million of the aggregate value (as defined in the agreement) of the business combination, (ii) 3% of any amount of the aggregate value between $100 million and $200 million, (iii) 2% of any amount of the aggregate value between $200 million and $300 million, and (iv) 1% of any amount of the aggregate value exceeding $300 million.

•        A financing fee between 3% and 6% of the aggregate amount of proceeds received by the Company for financing transactions.

Deferred Compensation and Retention Bonus Plan

In an effort to conserve cash, we implemented a cost savings plan, effective on July 1, 2022. As part of the cost savings plan, we installed a compensation reduction directive and retention bonus program impacting all employees and several current consultants, which is in effect until the Company secures sufficient financing as determined by executive management. Accrued deferred compensation amounts will be repaid to participating individuals when executive management, at its sole discretion, determines that sufficient funding has been received by the Company, provided, in the case of employees, that such employees remain employed with the Company on such date.

As part of the plan, we granted participants a retention bonus, of either cash or equity, at the participant’s discretion, equal in value to three months of their monthly deferred compensation amount, if cash, or six months of their monthly deferred compensation amount, if equity, if the employee remains with XTI at the “earn date,” which is defined as six months after the date on which the deferred compensation described above is repaid.

As of June 30, 2023, liability amounts of approximately $675,000 and $110,000 are included in Accrued and Other Current Liabilities and Accounts Payable, respectively, on the accompanying balance sheets relating to deferred compensation and retention bonuses under this plan, assuming all participants choose equity for such retention bonus.

Upon receiving additional financing during the first quarter of 2023, we restored the salaries of all employees to the original salary amount, effective with the semi-monthly payroll ending March 31, 2023. We expect that the total deferred compensation amount of approximately $485,000 will be disbursed to employees and consultants shortly after the closing of the Business Combination, and the retention bonus amount of approximately $150,000, which is the maximum cash liability assuming all employees elect cash retention bonus versus equity, will be disbursed to participants six months thereafter.

May 2022 Letter

XTI executed a letter with a counterparty based on the counterparty’s representation that it had identified and would make an introduction to a potential business combination target with substantial cash resources (the “May 2022 Letter”). The May 2022 Letter contemplated the counterparty would have received specified financial consideration in connection with such introduction, provided such business combination was consummated within one year of the date of the May 2022 Letter. The May 2022 Letter expired by its terms on May 17, 2023. On June 5, 2023, the Company received a demand letter (the “Demand Letter”) from the counterparty claiming that the Company breached its obligations under the May 2022 Letter arising from the counterparty’s introducing the Company to a Nasdaq-listed company as a potential acquirer of the Company. The Company believes it has no obligation to the counterparty under the May 2022 Letter and intends to vigorously defend any litigation if filed.

Off-Balance Sheet Arrangements

As of June 30, 2023 and December 31, 2022, we did not have any relationships with special purpose or variable interest entities or other which would have been established for the purpose of facilitating off-balance sheet arrangements or other off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures About Market Risk

XTI is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information otherwise required under this item.

Critical Accounting Policies and Estimates

Our financial statements and the related notes included elsewhere in this proxy statement/ prospectus on Form S-4 are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, provision for income taxes and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cashflows will be affected.

We believe that the following critical accounting policies involve a greater degree of judgment or complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Stock Based Compensation

We account for stock-based compensation in accordance with the guidance of ASC 718. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

We measure compensation expense for our non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock or stock award on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” as we have limited historical information to develop reasonable expectations about future exercise patterns and employment duration for our stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for the expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Impairment of Long-Lived Assets

A long-lived asset (including amortizable identifiable intangible assets) or asset group is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset, a product recall or an adverse action or assessment by a regulator. When indicators of impairment are present, we evaluate the carrying value of the long-lived assets in relation to the operating performance and future undiscounted cash flows of the underlying assets. We adjust the net book value of the long-lived assets to fair value if the sum of the expected future cash flows is less than book value. No impairment charge for long-lived assets were recorded for the fiscal years ended December 31, 2022 and 2021.

Fair Value of Financial Instruments

We follow guidance in ASC 820, Fair Value Measurement, where fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are determined within a framework that establishes a three-tier hierarchy which maximizes the use of observable market data and minimizes the use of unobservable inputs to establish a classification of fair value measurements for disclosure purposes. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of our business. Unobservable inputs reflect our own assumptions about the assumptions market participants would use in pricing the asset or liability based on the information available.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the condensed consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize net deferred tax assets to the extent we believe these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. As of December 31, 2022 and 2021, we maintained a full valuation allowance against our entire balance of deferred tax assets.

We record uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. We recognize interest and penalties related to unrecognized tax benefits, if any, within income tax expense, and any accrued interest and penalties are included within the related tax liability line.

Recent Accounting Pronouncements

See Note 1 of our financial statements included elsewhere in this filing for more information regarding recently issued accounting pronouncements.

MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE MERGER

The following sets forth certain information, as of the date of this proxy statement/prospectus, concerning the persons who are expected to serve as directors and executive officers of the combined company following the consummation of the Business Combination:

Name	Position	Age*
Executive Officers
Scott Pomeroy	Chief Executive Officer	61
Brooke Martellaro	Chief Financial Officer	57
Mara Babin	General Counsel	72
Michael Hinderberger	Chief Executive Officer, XTI Aircraft Company	61
Soumya Das	Chief Executive Officer, Real Time Location System Division	51

Directors
Scott Pomeroy	Chairman, Director	61
David Brody	Director	74
Soumya Das	Director	51
Kareem Irfan	Director	63
To be designated by XTI per the terms of the Merger Agreement	Director

____________

*        As of the date of this filing.

Executive Officers

Scott Pomeroy, Chairman and Chief Executive Officer (CEO).    Mr. Pomeroy became a director of XTI in February 2023. He has served as XTI’s CFO under a consulting arrangement since July 1, 2022. He has served on several Boards, including the Board of Directors of AVX Aircraft Company since 2009. Mr. Pomeroy was the CFO of Dex Media, overseeing equity and debt capital raises of more than $10 billion, and was CEO and founder of Local Insight Media. He also co-founded Gen3 Financial Services, a boutique merchant bank providing capital raising and business advisory services to clients in a variety of industries including aerospace. He led capital raising efforts for a $50 million fund in 2021-22. Mr. Pomeroy began his career at KPMG Peat Marwick. He has a BBA in Accounting from the University of New Mexico and is a Certified Public Accountant.

We believe that Mr. Pomeroy’s over 35 years’ experience in launching new businesses, raising capital, and serving as founder and CEO, President, and Chief Financial Officer of several companies qualifies him to serve on the combined company’s board of directors.

Mara Babin, General Counsel.    Ms. Babin has served as the general counsel of XTI. since September 2021. Ms. Babin is a business lawyer with extensive international and U.S. business and legal experience. She brings expertise in management, operations, corporate governance, capital formation, M&A, private equity, venture capital, fund raising, compensation and business development. From 1984-2008 she was a partner with Squire, Patton Boggs, a global law firm. Ms. Babin is also a managing director of Golden Seeds, an angel investment network investing in high-growth women-led businesses. Ms. Babin received a B.A. in Economics, magna cum laude, from Washington University in St. Louis and a JD from University of Michigan Law School.

Brooke Martellaro, Chief Financial Officer.    Ms. Martellaro joined XTI in August 2023. Ms. Martellaro has served as a principal of C Squared Solutions LLC since October 2019, and has provided CFO services as a member of Springboard Ventures since August 2011. During her time with Springboard Ventures and C Squared Solutions Ms. Martellaro has acted as the chief financial officer of several business, including MADSKY from March 2017 to October 2018 and CB Scientific Inc. since November 2021. Ms. Martellaro received a Master’s in Business Administration from Colorado State University and a Bachelor’s in Organizational Communication from Western Colorado University.

Michael Hinderberger, Chief Executive Officer of XTI Aircraft Company.    Mr. Hinderberger was named Chief Executive Officer of XTI on July 1, 2022 after serving as XTI’s SVP of Engineering and Technology since July 2021. He is responsible for all matters related to the development of the TriFan 600 aircraft and the company’s operations. Prior to joining XTI, from 2014 to 2021 he was Chief Engineer for Aerion Supersonic Corporation where he was instrumental in transitioning the Aerion AS-2 aircraft from an R&D project into a full-scale development program. Mr. Hinderberger has led major development projects at Gulfstream, Hawker Beechcraft, Rolls Royce, and Piper Aircraft. Mr. Hinderberger has a Bachelor of Science degree in Mechanical Engineering from the University of Cincinnati and a Master of Science degree in Technical Management from Embry Riddle Aeronautical University.

Soumya Das, Chief Executive Officer of Real Time Location System Division.    Mr. Das has served as Inpixon’s Chief Operating Officer since February 2018 and served as its Chief Marketing Officer from November 2016 until March 2021. Prior to joining Inpixon, from November 2013 until January 2016, Mr. Das was the Chief Marketing Officer of Identiv, a security technology company. From January 2012 until October 2013, Mr. Das was the Chief Marketing Officer of SecureAuth, a provider of multi-factor authentication, single sign-on, adaptive authentication and self-services tools for different applications. Prior to joining SecureAuth, Mr. Das was the Vice President, Marketing and Strategy of CrownPeak, a provider of web content management solutions, from April 2010 until January 2012. Mr. Das has also served as a member of the board of Museum on Mile since January 4, 2019. Mr. Das earned an MBA from Richmond College, London, United Kingdom, and Bachelor of Business Management from Andhra University in India

We believe that Mr. Das’s experience in managing and operating high growth public companies qualifies him to serve on the combined company’s board of directors.

Directors

David Brody, Director.    Mr. Brody is the founder of the XTI and Chairman of its Board. He designed the initial TriFan 600 configuration, technology and performance objectives. He formed the initial leadership team, filed for patents and began development of the TriFan aircraft in 2014. Mr. Brody is also the founder of the advanced technology helicopter company, AVX Aircraft Company (an engineering design and U.S. defense contractor) and was its Chairman and Chief Executive Officer until 2013 and continues to serve on the AVX board. Mr. Brody, a lawyer, practiced law in Denver from 1974 to 2021, including with the international law firm, Hogan Lovells US LLP from 2013-2021. An inventor, he holds several patents for inventions in aircraft technology and other fields. He has a Bachelor of Arts degree in Political Science and Philosophy from the University of Colorado in Boulder, and a Juris Doctorate from American University Law School in Washington D.C.

We believe that Mr. Brody’s experience in the legal field, in the aerospace industry and as a founder of XTI qualifies him to serve on the combined company’s board of directors.

Kareem Irfan, Director.    Mr. Irfan has served as a member of Inpixon’s Board since July 2014. Mr. Irfan has been Chicago-based CEO (Global Businesses) since 2013 of Cranes Software International Limited (Cranes), a group of multinational corporations providing IT, Big-Data Analytics, Business Intelligence & Tech-Education services. Mr. Irfan previously served as Chief Strategy Officer for Cranes; a General Counsel for Schneider Electric (a Paris-based global leader in energy management) from 2005 to 2011; a Chief Counsel for Square D (US), and practiced IP law at two international. law firms in the US. He also advises global corporate, NGOs, NPOs and ed-institutions on M&A strategies, CSG/SRI, strategic sustainability & governance, inter-faith bridge-building, diversity/cultural sensitivity, international collaborations, and industry-oriented management/Leadership programs. Mr. Irfan is a graduate of DePaul University College of Law, holds a MS in Computer Engineering from the University of Illinois, and a BS in Electronics Engineering from Bangalore University.

Mr. Irfan’s extensive experience in advising information technology companies, managing corporate governance and regulatory management policies, including over 30 years as a business strategist and over fifteen years of executive management leadership give him strong qualifications and skills to serve on the combined company’s board of directors.

Family Relationships

There are no family relationships between any of our directors and executive officers.

Directors

Following the closing of the Business Combination, it is expected that the combined company Board will consist of five directors divided into three staggered classes, as nearly equal as possible, with one class to be elected at each annual meeting to serve for a three-year term. Two of the directors will be nominated by Inpixon prior to Closing (at least one of which shall be “independent” within the meaning of Nasdaq Listing Rule 5605 (each such director, an “Independent Director”)) and three of which will be nominated by XTI prior to Closing (at least two of which shall be Independent Directors).

We anticipate that Scott Pomeroy will serve as Chairman of the combined company’s board of directors following the Closing.

Director Independence

Upon the closing of the Business Combination, the majority of the directors on the combined company board of directors will qualify as Independent Directors.

Committees of the Board of Directors

After the completion of the Business Combination, the standing committees of our board of directors will consist of an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate under a written charter. Our board of directors may from time to time establish other committees, including special committees, to the extent the board of directors deems it necessary or advisable to address specific issues. Following the completion of the Business Combination, current copies of the combined company’s committee charters will be posted on the combined company’s website, [            ], as required by applicable SEC and Nasdaq rules. The information on or available through such website is not deemed incorporated in, and does not form a part of, this proxy statement/prospectus.

Our chief executive officer and other executive officers will regularly report to the non-executive directors and the audit, compensation and nominating and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities. For additional information regarding the anticipated roles of the committees of the combined company board of directors, see “Inpixon Executive Officers, Directors and Corporate Governance — Committees of our Board.”

Audit Committee

It is expected that the combined company’s audit committee will consist of David Brody, Kareem Irfan and an independent director to be designated by XTI pursuant to the merger agreement. Each of the proposed members of the audit committee will satisfy the independence requirements of Nasdaq and Rule 10A-3 under the Exchange Act and be able to read and understand fundamental financial statements in accordance with Nasdaq’s audit committee requirements.

The combined company Board will designate the chair of the audit committee, effective upon closing. At least one member of the audit committee will qualify as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq rules.

The functions of this committee are expected to include, among other things, preparing the audit committee report required by the SEC to be included in the combined company’s proxy statement and to assist our board of directors in, (i) evaluating the performance, independence and qualifications of the combined company’s independent auditors and making determinations as to the appointment, retention and compensation of the combined company’s independent auditors; (ii) reviewing the combined company’s financial reporting processes and disclosure controls; (iii) evaluating the combined company’s compliance with legal and regulatory requirements; (iv) reviewing the adequacy and effectiveness of the combined company’s internal control policies and procedures; (v) reviewing with the independent auditors the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by the combined company; (vi) obtaining and reviewing at least annually a report by the combined company’s independent auditors describing the independent auditors’ internal quality control procedures and any material issues raised by the most recent internal quality-control review; reviewing with management and the combined company’s auditors any earnings announcements and other public announcements regarding material developments; and (v) reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.

The combined company board of directors will continue to operate under Inpixon’s written charter for the audit committee which will be available on the combined company’s website upon the completion of the Business Combination.

Compensation Committee

It is expected that the combined company’s compensation committee will consist of Kareem Irfan and two other directors to be designated pursuant to the merger agreement. An independent director to be designated prior to the completion of the Business Combination will serve as the chair of the compensation committee. Each of the proposed members of the compensation committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and will satisfy the Nasdaq independence requirements. The functions of the committee are expected to include, among other things, (i) reviewing and approving the compensation and other terms of employment of the combined company’s executive officers and directors; (ii) monitoring and administering the combined company’s equity incentive plans, to the extent such authority is delegated by the combined company board of directors; (iii) reviewing with management the combined company’s disclosures under the caption “Compensation Discussion and Analysis” in the combined company’s periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such periodic report or proxy statement, (iv) approving and administering the combined company’s claw back policy, which will be adopted pursuant to Nasdaq Listing Rule 5608, adopted by Nasdaq to implement Rule 10D-1 under the Exchange Act, and (v) preparing the compensation committee report required to be included in the combined company’s annual proxy statement.

The combined company board of directors will continue to operate under Inpixon’s written charter for the compensation committee which will be available on the combined company’s website upon the completion of the Business Combination.

Nominating and Corporate Governance Committee

It is expected that the combined company’s nominating and corporate governance committee will consist of at least two directors to be designated pursuant to the merger agreement. Each of the proposed members of the combined company’s nominating, and corporate governance committee will satisfy the Nasdaq independence requirements. The combined company Board will designate the chair of the nominating and corporate governance committee, effective upon closing. The functions of this committee are expected to include, among other things, (i) identifying, reviewing and making recommendations to the board of directors of candidates to serve on the combined company board of directors; (ii) evaluating the performance and qualifications of the combined company board of directors, committees of the combined company board of directors and individual directors and determining whether continued service on the combined company board of directors is appropriate; (iii) evaluating the current size, composition and organization of the combined company board of directors and its committees and making recommendations to the combined company board of directors for approvals; and (iv) developing a set of corporate governance policies and principles and recommending to the combined company board of directors any changes to such policies and principles.

The combined company board of directors will continue to operate under Inpixon’s written charter for the nominating and corporate governance committee which will be available on the combined company’s website upon the completion of the Business Combination.

Compensation Committee Interlocks and Insider Participation

None of the intended members of the combined company’s compensation committee has ever been an executive officer or employee of the combined company. None of the combined company’s intended executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the combined company board of directors or compensation committee.

Code of Business Conduct and Ethics

The combined company board of directors will continue to operate to under Inpixon’s code of business conduct and ethics, or the Code of Conduct. The nominating and corporate governance committee of the combined company board of directors will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors.

Non-Employee Director Compensation

The combined company board of directors expects to review director compensation periodically to ensure that director compensation remains competitive such that the combined company is able to recruit and retain qualified directors. Following the closing of the Business Combination, the combined company intends to develop a non-employee director compensation program that is designed to align compensation with the combined company’s business objectives and the creation of stockholder value, while enabling the combined company to attract, retain, incentivize, and reward directors who contribute to the long-term success of the combined company.

INPIXON EXECUTIVE OFFICERS, DIRECTORS AND CORPORATE GOVERNANCE

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of Inpixon prior to the consummation of the merger described in the Overview of Our Business section below.

The following table sets forth the names and ages of all of our directors and executive officers as of the date of this Proxy Statement. Our officers are appointed by, and serve at the pleasure of, our Board.

Name	Age	Position
Nadir Ali	55	Chief Executive Officer and Director
Soumya Das	51	Chief Operating Officer
Wendy Loundermon	52	Chief Financial Officer and Secretary of Inpixon and Secretary of Inpixon Canada, Inc. and Director
Leonard Oppenheim	77	Director
Kareem Irfan	63	Director
Tanveer Khader	55	Director

Nadir Ali

Mr. Ali has served as our Chief Executive Officer and as a member of our Board since September 2011. As the Chief Executive Officer of Inpixon, Mr. Ali is responsible for establishing the vision, strategy and the operational aspects of Inpixon. Mr. Ali works with the Inpixon executive team to deliver both operational and strategic leadership and has over 20 years of experience in the consulting and high-tech industries. From November 2015 until the completion of the Spin-off in August 2018, Mr. Ali served as the Chief Executive Officer of Sysorex Inc. (OTCQB: SYSX) and he served as a member of its board of directors until May 14, 2021. Mr. Ali is also the Managing Director of 3AM LLC, a company that advises and invests in certain asset classes including real estate and other asset classes since April 26, 2011. Mr. Ali also serves in the capacities set forth below for each of our following direct and indirect subsidiaries (a) director of Inpixon India Limited since April 1, 2005 (b) director and President of Inpixon Canada, Inc., since January 1, 2020, (c) Managing Director of Inpixon GmbH since May 8, 2020, (d) Managing Director of Inpixon GmbH since May 8, 2020, (e) Managing Director of Inpixon Limited since May 13, 2020, (f) Managing Director of Nanotron Technologies GmbH since October 6, 2020 (g) Chief Executive Officer and a director of Design Reactor, Inc. since April 30, 2021, (h) director of Game Your Game, Inc. since April 9, 2021, (i) director of Active Mind Technology Ltd. and (j) Managing Director of IntraNav GmbH.

From 1998 to 2001, Mr. Ali was the co-founder and Managing Director of Tira Capital, an early stage technology fund. Immediately prior thereto, Mr. Ali served as Vice President of Strategic Planning for Isadra, Inc., an e-commerce software start-up, which was acquired by VerticalNet. From 1995 through 1998, Mr. Ali was Vice President of Strategic Programs at Sysorex Information Systems, a computer systems integrator, which was acquired by Vanstar Government Systems in 1997. Mr. Ali received a Bachelor of Arts degree in Economics from the University of California at Berkeley in 1989. Mr. Ali’s valuable entrepreneurial, management, mergers and acquisitions and technology experience together with his in-depth knowledge of the business of Inpixon led us to the conclusion that he should serve as a member of our Board.

Soumya Das

Mr. Das has served as our Chief Operating Officer since February 2018 and served as our Chief Marketing Officer from November 2016 until August 2023. Prior to joining Inpixon, from November 2013 until January 2016, Mr. Das was the Chief Marketing Officer of Identiv, a security technology company. From January 2012 until October 2013, Mr. Das was the Chief Marketing Officer of SecureAuth, a provider of multi-factor authentication, single sign-on, adaptive authentication and self-services tools for different applications. Prior to joining SecureAuth, Mr. Das was the Vice President, Marketing and Strategy of CrownPeak, a provider of web content management solutions, from April 2010 until January 2012. Mr. Das has also served as a member of the board of Museum on Mile since January 4, 2019. Mr. Das earned an MBA from Richmond College, London, United Kingdom, and Bachelor of Business Management from Andhra University in India.

Wendy Loundermon

Ms. Loundermon, who was appointed our Principal Financial and Accounting Officer on July 19, 2017, has overseen all of Inpixon’s finance, accounting and HR activities from 2002 until October 2014 at which time she became the Vice President of Finance until December 2014. From January 2015 and October 2015, she was appointed Interim CFO of the Company. Thereafter, she continued with the Company as Vice President of Finance and was re-appointed as CFO on September 16, 2019. She was also appointed as a member of our Board on May 14, 2019. Ms. Loundermon has over 20 years of finance and accounting experience. She is currently responsible for the preparation and filing of financial statements and reports for all companies, tax return filings, and managing the accounting staff. Ms. Loundermon received a Bachelor of Science degree in Accounting and a Master of Science degree in Taxation from George Mason University. Ms. Loundermon’s extensive knowledge about the Company and strong financial experience provides her with the qualifications and skills to serve as a director of our Company.

Leonard A. Oppenheim

Mr. Oppenheim has served as a member of our Board since July 2011. Mr. Oppenheim retired from business in 2001 and has since been active as a private investor. From 1999 to 2001, he was a partner in Faxon Research, a company offering independent research to professional investors. From 1983 to 1999, Mr. Oppenheim was a principal in the Investment Banking and Institutional Sales division of Montgomery Securities. Prior to that, he was a practicing attorney. Mr. Oppenheim is a graduate of New York University Law School. Mr. Oppenheim served on the Board of Apricus Biosciences, Inc. (Nasdaq: APRI), a publicly held bioscience company, from June 2005 to May 2014. Mr. Oppenheim’s public company board experience is essential to the Company. Mr. Oppenheim also meets the Audit Committee Member requirements as a financial expert. Mr. Oppenheim’s public company board experience and financial knowledge provide him with the qualifications and skills to serve as a director of our Company.

Kareem M. Irfan

Mr. Irfan has served as a member of our Board since July 2014. Mr. Irfan has been Chicago-based CEO (Global Businesses) since 2013 of Cranes Software International Limited (Cranes), a group of multinational corporations providing IT, Big-Data Analytics, Business Intelligence & Tech-Education services. Mr. Irfan previously served as Chief Strategy Officer for Cranes; a General Counsel for Schneider Electric (a Paris-based global leader in energy management) from 2005 to 2011; a Chief Counsel for Square D (US), and practiced IP law at two international. law firms in the US. He also advises global corporate, NGOs, NPOs and ed-institutions on M&A strategies, CSG/SRI, strategic sustainability & governance, inter-faith bridge-building, diversity/cultural sensitivity, international collaborations, and industry-oriented management/Leadership programs. Mr. Irfan is a graduate of DePaul University College of Law, holds a MS in Computer Engineering from the University of Illinois, and a BS in Electronics Engineering from Bangalore University. Mr. Irfan’s extensive experience in advising information technology companies, managing corporate governance and regulatory management policies, including over 30 years as a business strategist and over fifteen years of executive management leadership give him strong qualifications and skills to serve as a director of our Company.

Tanveer A. Khader

Mr. Khader has served as a member of our Board since July 2014. Since 2010, Mr. Khader has been the Executive Vice President of Systat Software Inc., a company offering scientific software products for statisticians and researchers. Prior thereto he was Senior Vice President from 2008 – 2010, Vice President from 2004 – 2008, and General Manager from 2002 – 2004. Mr. Khader holds a BE in Engineering from Bangalore University and a degree in Business Administration from St. Joseph’s Commerce College. Mr. Khader’s extensive experience with software development, data analytics and strategic planning give him the qualifications and skills to serve as director of our Company.

Our Board

Our Board may establish the authorized number of directors from time to time by resolution. The current authorized number of directors is five. Our current directors, if elected, will continue to serve as directors until the next annual meeting of stockholders and until his or her successor has been elected and qualified, or until his or her earlier death, resignation, or removal.

We continue to review our corporate governance policies and practices by comparing our policies and practices with those suggested by various groups or authorities active in evaluating or setting best practices for corporate governance of public companies. Based on this review, we have adopted, and will continue to adopt, changes that the Board believes are the appropriate corporate governance policies and practices for our Company.

Our Board held 10 meetings during 2022 and acted through 7 written consents. No member of our Board attended fewer than 75% of the aggregate of (i) the total number of meetings of the Board (held during the period for which he or she was a director) and (ii) the total number of meetings held by all committees of the Board on which such director served (held during the period that such director served). Members of our Board are invited and encouraged to attend our annual meeting of stockholders. All members of our Board attended last year’s annual meeting.

Independence of Directors

In determining the independence of our directors, we apply the definition of “independent director” provided under the listing rules of Nasdaq. Pursuant to these rules, the Board has determined that all of the directors currently serving on the Board are independent within the meaning of Nasdaq Listing Rule 5605 with the exception of Nadir Ali and Wendy Loundermon, who are executive officers.

Committees of our Board

The Board has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee.

Audit Committee

The Audit Committee consists of Leonard Oppenheim, Tanveer Khader, and Kareem Irfan, all of whom are “independent” as defined under section 5605(a)(2) of the Nasdaq Listing Rules. Mr. Oppenheim is the Chairman of the Audit Committee. In addition, the Board has determined that Leonard Oppenheim qualifies as an “audit committee financial expert” as defined in the rules of the SEC. The Audit Committee met 4 times during 2022. All members attended more than 75% of such committee meetings. The role of the Audit Committee is to:

•        oversee management’s preparation of our financial statements and management’s conduct of the accounting and financial reporting processes;

•        oversee management’s maintenance of internal controls and procedures for financial reporting;

•        oversee our compliance with applicable legal and regulatory requirements, including without limitation, those requirements relating to financial controls and reporting;

•        oversee the independent auditor’s qualifications and independence;

•        oversee the performance of the independent auditors, including the annual independent audit of our financial statements;

•        prepare the report required by the rules of the SEC to be included in our Proxy Statement; and

•        discharge such duties and responsibilities as may be required of the Committee by the provisions of applicable law, rule or regulation.

A copy of the charter of the Audit Committee is available on our website at http://www.inpixon.com (under “Investors”).

Compensation Committee

The Compensation Committee consists of Kareem Irfan, Leonard Oppenheim, and Tanveer Khader, all of whom are “independent” as defined in section 5605(a)(2) of the Nasdaq Listing Rules. Mr. Irfan is the Chairman of the Compensation Committee. The Compensation Committee met 2 times during 2022. All members attended 75% or more of such committee meetings. The role of the Compensation Committee is to:

•        develop and recommend to the independent directors of the Board the annual compensation (base salary, bonus, stock options and other benefits) for our President/Chief Executive Officer;

•        review, approve and recommend to the independent directors of the Board the annual compensation (base salary, bonus and other benefits) for all of our Executive Officers (as used in Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and defined in Rule 16a-1 thereunder);

•        review, approve and recommend to the Board the aggregate number of equity grants to be granted to all other employees; and

•        ensure that a significant portion of executive compensation is reasonably related to the long-term interest of our stockholders.

A copy of the charter of the Compensation Committee is available on our website at http://www.inpixon.com (under “Investors”).

The Compensation Committee may form and delegate a subcommittee consisting of one or more members to perform the functions of the Compensation Committee. The Compensation Committee may engage outside advisers, including outside auditors, attorneys and consultants, as it deems necessary to discharge its responsibilities. The Compensation Committee has sole authority to retain and terminate any compensation expert or consultant to be used to provide advice on compensation levels or assist in the evaluation of director, President/Chief Executive Officer or senior executive compensation, including sole authority to approve the fees of any expert or consultant and other retention terms. In addition, the Compensation Committee considers, but is not bound by, the recommendations of our Chief Executive Officer with respect to the compensation packages of our other executive officers.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee, or the “Governance Committee,” consists of Tanveer Khader, Leonard Oppenheim, and Kareem Irfan, all of whom are “independent” as defined in section 5605(a)(2) of the Nasdaq Listing Rules. Mr. Khader is the Chairman of the Governance Committee. The Nominating and Corporate Governance Committee did not meet in person and acted by written consent 1 time during 2022. The role of the Governance Committee is to:

•        evaluate from time to time the appropriate size (number of members) of the Board and recommend any increase or decrease;

•        determine the desired skills and attributes of members of the Board, taking into account the needs of the business and listing standards;

•        establish criteria for prospective members, conduct candidate searches, interview prospective candidates, and oversee programs to introduce the candidate to us, our management, and operations;

•        annually recommend to the Board persons to be nominated for election as directors;

•        recommend to the Board the members of all standing Committees;

•        periodically review the “independence” of each director;

•        adopt or develop for Board consideration corporate governance principles and policies; and

•        provide oversight to the strategic planning process conducted annually by our management.

A copy of the charter of the Governance Committee is available on our website at http://www.inpixon.com (under “Investors”).

Stockholder Communications

Stockholders may communicate with the members of the Board, either individually or collectively, by writing to the Board at 2479 E. Bayshore Road, Suite 195, Palo Alto, CA 94303. These communications will be reviewed by the Secretary as agent for the non-employee directors in facilitating direct communication to the Board. The Secretary will treat communications containing complaints relating to accounting, internal accounting controls, or auditing matters as reports under our Whistleblower Policy. Further, the Secretary will disregard communications that are bulk mail, solicitations to purchase products or services not directly related either to us or the non-employee directors’ roles as members of the Board, sent other than by stockholders in their capacities as such or from particular authors or regarding particular subjects that the non-employee directors may specify from time to time, and all other communications which do not meet the applicable requirements or criteria described below, consistent with the instructions of the non-employee directors.

General Communications.    The Secretary will summarize all stockholder communications directly relating to our business operations, the Board, our officers, our activities or other matters and opportunities closely related to us. This summary and copies of the actual stockholder communications will then be circulated to the Chairman of the Governance Committee.

Stockholder Proposals and Director Nominations and Recommendations.    Stockholder proposals are reviewed by the Secretary for compliance with the requirements for such proposals set forth in our Bylaws and in Regulation 14a-8 promulgated under the Exchange Act. Stockholder proposals that meet these requirements will be summarized by the Secretary. Summaries and copies of the stockholder proposals are circulated to the Chairman of the Governance Committee.

Stockholder nominations for directors are reviewed and summarized by the Secretary and are then circulated to the Chairman of the Governance Committee.

The Governance Committee will consider director candidates recommended by stockholders.    If a director candidate is recommended by a stockholder, the Governance Committee expects to evaluate such candidate in the same manner it evaluates director candidates it identifies. Stockholders desiring to make a recommendation to the Governance Committee should follow the procedures set forth above regarding stockholder nominations for directors.

Retention of Stockholder Communications.    Any stockholder communications which are not circulated to the Chairman of the Governance Committee because they do not meet the applicable requirements or criteria described above will be retained by the Secretary for at least ninety calendar days from the date on which they are received, so that these communications may be reviewed by the directors generally if such information relates to the Board as a whole, or by any individual to whom the communication was addressed, should any director elect to do so.

Distribution of Stockholder Communications.    Except as otherwise required by law or upon the request of a non-employee director, the Chairman of the Governance Committee will determine when and whether a stockholder communication should be circulated among one or more members of the Board and/or Company management.

Director Qualifications and Diversity

The Board seeks independent directors who represent a diversity of backgrounds and experiences that will enhance the quality of the Board’s deliberations and decisions. The Board is particularly interested in maintaining a mix that includes individuals who are active or retired executive officers and senior executives, particularly those with experience in technology; research and development; finance, accounting and banking; or marketing and sales.

There is no difference in the manner in which the Governance Committee evaluates nominees for directors based on whether the nominee is recommended by a stockholder. In evaluating nominations to the Board, the Governance Committee also looks for depth and breadth of experience within the Company’s industry and otherwise, outside time commitments, special areas of expertise, accounting and finance knowledge, business judgment, leadership ability, experience in developing and assessing business strategies, corporate governance expertise, and for incumbent members of the Board, the past performance of the incumbent director. Each of the candidates nominated for election to our Board was recommended by the Governance Committee.

Board Diversity Matrix as of July 31, 2023

Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	—	—
Part II: Demographic Background
African American or Black	—	—	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	3	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	1	1	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

Board Diversity Matrix as of July 31, 2022

Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	—	—
Part II: Demographic Background
African American or Black	—	—	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	3	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	1	1	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

Code of Business Conduct and Ethics

The Board has adopted a code of business conduct and ethics (the “Code”) designed, in part, to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with or submits to the SEC and in the Company’s other public communications, compliance with applicable governmental laws, rules and regulations, the prompt internal reporting of Code violations to an appropriate person or persons, as identified in the Code and accountability for adherence to the Code. The Code applies to all directors, executive officers and employees of the Company. The Code is periodically reviewed by the Board. In the event we determine to amend or waive certain provisions of the Code, we intend to disclose such amendments or waivers on our website at http://www.inpixon.com under the heading “Investors” within four business days following such amendment or waiver or as otherwise required by the Nasdaq Listing Rules.

Are there any family relationships among the directors and the executive officers?

There are no family relationships among any of our directors and executive officers.

Policy against Hedging Stock

Our insider trading policy (which was adopted by the Board in November 2015 and updated as of August 2020) prohibits our directors, officers and other employees, and their designees, from engaging in short sales or from hedging transactions of any nature that are designed to hedge or offset a decrease in market value of such person’s ownership of the Company’s equity securities.

Risk Oversight

Our Board provides risk oversight for our entire company by receiving management presentations, including risk assessments, and discussing these assessments with management. The Board’s overall risk oversight, which focuses primarily on risks and exposures associated with current matters that may present material risk to our operations, plans, prospects or reputation, is supplemented by the various committees. The Audit Committee discusses with management and our independent registered public accounting firm our risk management guidelines and policies, our major financial risk exposures and the steps taken to monitor and control such exposures. Our Compensation Committee oversees risks related to our compensation programs and discusses with management its annual assessment of our employee compensation policies and programs. Our Governance Committee oversees risks related to corporate governance and management and director succession planning.

Board Leadership Structure

The Chairman of the Board presides at all meetings of the Board, unless such position is vacant, in which case, the Chief Executive Officer of the Company presides. The office of Chairman of the Board has been vacant since September 2016.

The Company has no fixed policy with respect to the separation of the offices of the Chairman of the Board and Chief Executive Officer.

Director Compensation

The following table provides certain summary information concerning compensation awarded to, earned by or paid to our directors in the year ended December 31, 2022, except Nadir Ali and Wendy Loundermon, whose aggregate compensation information has been disclosed under “Inpixon Executive Compensation” below.

Name	Fees Earned or paid in cash ($)	Stock awards ($)	Option awards ($)(1)	Non-equity Incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)		Total ($)
Leonard Oppenheim	$56,500	—	$7,409	—	—		$—	$63,909
Kareem Irfan	$173,500	—	$7,409	—	—	$		$180,909
Tanveer Khader	$47,500	—	$7,409	—	—		$—	$54,909

____________

(1)      The fair value of the director option grants are estimated on the date of grant using the Black-Scholes option pricing model with key weighted average assumptions, expected stock volatility and risk free interest rates based on US Treasury rates from the applicable periods.

Directors are entitled to reimbursement of ordinary and reasonable expenses incurred in exercising their responsibilities and duties as a director.

Effective July 1, 2015, the Board approved the following compensation plan for the independent directors payable in accordance with each independent director’s services agreement: $30,000 per year for their services rendered on the Board, $15,000 per year for service as the audit committee chair, $10,000 per year for service as the compensation committee chair, $6,000 per year for service on the audit committee, $4,000 per year for service on the compensation committee, $2,500 per year for service on the nominating committee, a one-time non-qualified stock option grant to purchase 20,000 shares (on a pre-Reverse Splits basis) of the Common Stock under the applicable equity incentive plan, which are granted in four equal installments on a quarterly basis and are each 100% vested upon grant.

On January 25, 2019, each independent director entered into an amendment to his respective director services agreement pursuant to which the Company agreed to grant each independent director, so long as such director continues to fulfill her or his duties and provide services pursuant to their services agreement, an annual non-qualified stock option to purchase up to 20,000 shares of Common Stock in lieu of the above-mentioned equity awards. Each stock option grant will be subject to the approval of the Board, which shall determine the appropriate vesting schedule, if any, and the exercise price.

During the year ended December 31, 2022, the independent directors did not receive any non-qualified stock options and or restricted stock awards.

INPIXON EXECUTIVE COMPENSATION

The table below sets forth, for the last two fiscal years, the compensation earned by (i) each individual who served as our principal executive officer and (ii) our two other most highly compensated executive officers, other than our principal executive officer, who were serving as an executive officer at the end of the last fiscal year. Together, these individuals are sometimes referred to as the “Named Executive Officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)		Option Awards ($)(1)		All Other Compensation ($)		Total ($)
Nadir Ali,	2022	$280,000	$220,000	$—		$370,005	(1)	$294,610	(3)	$1,164,615
Chief Executive Officer	2021	$280,000	$215,000	$2,745,000	(1)	$523,500	(1)	$312,157	(3)	$4,075,657

Soumya Das	2022	$312,000	$280,838	$—		$185,023	(1)	$12,000	(2)	$789,861
Chief Operating Officer	2021	$312,000	$292,800	$1,372,500	(1)	$209,400	(1)	$12,000	(2)	$2,198,700

Wendy Loundermon	2022	$300,000	$150,000	$—		$185,023	(1)	$24,519	(4)	$659,542
Chief Financial Officer	2021	$280,000	$110,000	$1,372,500	(1)	$261,750	(1)	$24,232	(4)	$2,048,482

____________

(1)      The fair value of employee restricted stock and option grants are estimated on the date of grant using the Black-Scholes option pricing model with key weighted average assumptions, expected stock volatility and risk free interest rates based on US Treasury rates from the applicable periods. The fair value of each share underlying the restricted stock awards was $1.83.

(2)      Automobile allowance.

(3)      Accrued vacation paid as compensation, automobile allowance and housing allowance.

(4)      Accrued vacation paid as compensation.

Outstanding Equity Awards at Fiscal Year-End

Other than as set forth below, there were no outstanding unexercised options, unvested stock, and/or equity incentive plan awards issued to our Named Executive Officers as of December 31, 2022.

		Option Awards							Stock Awards
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable		Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares of restricted stock #	Market value of shares of restricted stock ($)
Nadir Ali	08/14/2013	1	(1)	—		—	146,450,902.50	08/14/2023	—	—
	04/17/2015	2	(2)	—		—	125,839,291.50	04/17/2025	—	—
	05/17/2018	5	(1)	—		—	42,795.00	05/17/2028	—	—
	01/25/2019	149	(3)	—		—	7,627.50	01/25/2029	—	—
	05/10/2019	149	(3)	—		—	2,531.25	05/10/2029	—	—
	05/08/2020	13,335	(4)	—	(4)	—	82.50	05/08/2030	—	—
	08/16/2021	9,452	(5)	10,549	(5)	—	77.25	08/16/2031	—	—
	01/08/2022	24,453	(3)	2,214	(3)	—	39.75	01/08/2032	—	—

Soumya Das	02/03/2017	1	(1)	—		—	14,102,680.50	02/03/2027	—	—
	05/17/2018	4	(1)	—		—	42,795.00	05/17/2028	—	—
	01/25/2019	90	(3)	—		—	7,627.50	01/25/2029	—	—
	05/10/2019	90	(3)	—		—	2,531.25	05/10/2029	—	—
	05/08/2020	6,667	(4)	—	(4)	—	82.50	05/08/2030	—	—
	08/16/2021	3,791	(5)	4,210	(5)	—	77.25	08/16/2031	—	—
	01/08/2022	12,233	(3)	1,102	(3)	—	39.75	01/08/2032	—	—

		Option Awards							Stock Awards
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable		Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares of restricted stock #	Market value of shares of restricted stock ($)
Wendy Loundermon	11/18/2013	1	(1)	—		—	138,857,152.50	11/18/2023	—	—
	05/09/2014	1	(1)	—		—	263,069,208.00	05/09/2024	—	—
	08/05/2015	1	(2)	—		—	94,921,875.00	08/05/2025	—	—
	02/25/2016	1	(2)	—		—	28,205,361.00	02/25/2026	—	—
	07/20/2016	1	(2)	—		—	25,493,305.50	07/20/2026	—	—
	05/17/2018	4	(1)	—		—	42,795.00	05/17/2028	—	—
	01/25/2019	105	(3)	—	(3)	—	7,627.50	01/25/2029	—	—
	05/10/2019	105	(3)	—	(3)	—	2,531.25	05/10/2029	—	—
	05/08/2020	6,667	(4)	—	(4)	—	82.50	05/08/2030	—	—
	08/16/2021	4,726	(5)	5,275	(5)	—	77.25	08/16/2031	—	—
	01/08/2022	12,233	(3)	1,102	(3)	—	39.75	01/08/2032	—	—

____________

(1)      This option is 100% vested.

(2)      This option vests 1/48th per month.

(3)      This option vests 1/12th per month.

(4)      This option vests 1/24th per month.

(5)      This option vests 1/36th per month.

Employment Agreements and Arrangements

Nadir Ali

On July 1, 2010, Nadir Ali entered into an at-will Employment and Non-Compete Agreement, as subsequently amended, with Inpixon Federal, Inc., Inpixon Government Services and Inpixon Consulting prior to their acquisition by the Company. Under the terms of the Employment Agreement Mr. Ali serves as President. The employment agreement was assumed by the Company and Mr. Ali became CEO in September 2011. Mr. Ali’s salary under the agreement was initially $240,000 per annum plus other benefits including a bonus plan, a housing allowance, health insurance, life insurance and other standard Inpixon employee benefits. If Mr. Ali’s employment is terminated without Cause (as defined), he will receive his base salary for 12 months from the date of termination. Mr. Ali’s employment agreement provides that he will not compete with the Company and will be subject to non-solicitation provisions relating to employees, consultants and customers, distributors, partners, joint ventures or suppliers of the Company during the term of his employment or consulting relationship with the Company. On April 17, 2015, the compensation committee approved the increase of Mr. Ali’s annual salary to $252,400, effective January 1, 2015. Effective May 16, 2018 the compensation committee approved an increase in Mr. Ali’s annual salary to $280,000 and an auto allowance of $1,000 a month.

Soumya Das

On November 4, 2016, and effective as of November 7, 2016, Mr. Das entered into an employment agreement to serve as Chief Marketing Officer of the Company. On February 2, 2018, he was promoted to Chief Operating Officer. In accordance with the terms of the agreement, Mr. Das will receive a base salary of $250,000 per annum. In addition, Mr. Das will receive a bonus up to $75,000 annually, provided that he completes the required tasks before their deadlines, and the tasks, their deadlines and the amount of corresponding bonuses shall be determined by the Company and the CEO. The agreement was effective for an initial term of twenty-four (24) months and was automatically renewed for one additional twelve (12) month period. The Company may terminate the services of Mr. Das with or without “just cause,” (as defined). If the Company terminates Mr. Das’s employment without just cause, or if Mr. Das resigns within twenty-four (24) months following a change of control (as defined) and as a result of a material diminution of his position or compensation, Mr. Das will receive (1) his base salary at the then current rate and levels for one (1) month if Mr. Das has been employed by the Company for at least six (6) months but not more than twelve (12) months as of the date of termination or resignation, for three (3) months if Mr. Das has been employed by the Company more than twelve (12) but not more than twenty-four (24) months as of the date of termination or resignation, or for six (6) months if Mr. Das has been employed by the Company for more than twenty-four (24) months as of the date of resignation or termination; (2) 50% of the value of any accrued but unpaid bonus that Mr. Das otherwise would have received; (3) the value of any accrued but unpaid vacation time; and (4) any unreimbursed business expenses and travel expenses that are reimbursable under the agreement. If the Company terminates Mr. Das’s employment with just cause, Mr. Das will receive only the portion of his base salary and accrued but unused vacation pay that has been earned through the date of termination. On August 31, 2018, the Company amended Mr. Das’s employment agreement to make the following changes to his compensation effective May 14, 2018: (1) increase in base salary to $275,000 per year, (2) have up to $50,000 in MBO’s annually, (3) commissions equal to 2% of recognized revenue associated with the IPA product line paid quarterly and subject to the Company policies in connection with commissions payable and (4) provide a transportation allowance of $1,000 per month. On May 10, 2019, the Company amended Mr. Das’s commission plan to include a 1% commission on recognized revenue associated with the Shoom product line paid quarterly and subject to Company commission plan policies. Mr. Das’s salary was increased to $275,000 effective May 31, 2018 and $312,000 effective January 1, 2021, Effective January 1, 2021, any entitlement to commissions payable to Mr. Das was superseded by adjusting his annual bonus target up to a maximum of $300,000 subject to the achievement of certain milestones, with tasks, deadlines and amounts determined by the Chief Executive Officer. Effective as of March 2021, Mr. Das resigned from his position as Chief Marketing Officer.

Wendy Loundermon

On October 21, 2014, and effective as of October 1, 2014, the Company entered into an at-will employment agreement with Wendy Loundermon. Ms. Loundermon currently serves as CFO, Director and Secretary of the Company and Secretary of Inpixon Canada, Inc. Pursuant to the agreement, Ms. Loundermon was compensated at an annual rate of $200,000 and is entitled to benefits customarily provided to senior management including equity awards and cash bonuses subject to the satisfaction of certain performance goals determined by the Company. The standards and goals and the bonus targets is set by the compensation committee, in its sole discretion. The Company may terminate the services of Ms. Loundermon with or without “cause” (as defined). If the Company terminates Ms. Loundermon’s employment without cause or in connection with a change of control (as defined), Ms. Loundermon will receive (1) severance consisting of her base salary at the then current rate for twelve (12) months from the date of termination, and (2) her accrued but unpaid salary. If Ms. Loundermon’s employment is terminated under any circumstances other than the above, Ms. Loundermon will receive her accrued but unpaid salary. Ms. Loundermon’s salary was increased to $228,500 effective April 1, 2017, $250,000 effective March 1, 2018, $280,000 effective January 2021 and $300,000 effective January 2022.

On July 24, 2023, Inpixon and Ms. Loundermon entered into a First Amendment to Employment Agreement, pursuant to which the parties have agreed to amend Mr. Loundermon’s employment agreement effective as of October 1, 2014, to provide:

•        Mr. Loundermon’s annual salary will be $300,000 before payroll deductions; and

•        If Inpixon terminates Ms. Loundermon’s employment without cause or due to a change of control, Inpixon will provide the following benefits to Ms. Loundermon: (a) payment of her base salary for twelve months from the date of her termination; (b) payment of 100% of the value of any potential bonus that she would have received under the Employment Agreement within 45 days of termination; (c) payment for any accrued but unpaid vacation time; (d) reimbursement of any unreimbursed but documented business and travel expenses; (e) payment of any required COBRA premiums based on coverage in effect for twelve months after termination; and (f) immediate vesting of all previously granted outstanding and unvested equity-based incentive awards.

Transaction Bonus Plan in connection with the Completed Transaction

On July 24, 2023, the compensation committee of the Inpixon Board (the “Committee”) adopted a Transaction Bonus Plan (the “Completed Transaction Bonus Plan”), which is intended to compensate certain current and former employees and service providers for the successful consummation of the Enterprise Apps Spinoff (the “Completed Transaction”). The Completed Transaction Bonus Plan will be administered by the Committee. It will terminate upon the completion of all payments under the terms of the Completed Transaction Bonus Plan, provided, that the Board may terminate the plan as to any participant prior to the completion of all payment to under participant under the plan.

Pursuant to the Completed Transaction Bonus Plan, in connection with the Completed Transaction:

•        Participants listed on Schedule 1 of the Completed Transaction Bonus Plan will be eligible for a cash bonus equal to 100% of their aggregate annual base salary in effect as of the end of the year ended December 31, 2022 provided that the participants must execute a customary release of claims and confidentiality agreement.

•        Participants listed on Schedule 2 of the Completed Transaction Bonus Plan including Inpixon’s named executive officers Nadir Ali and Wendy Loundermon will be eligible for a cash bonus in an aggregate amount of 4% of the $70,350,000 transaction value of the Completed Transaction, with Mr. Ali and Ms. Loundermon being entitled to 3.5% and 0.5% of such transaction value, respectively.

Subject to the terms described above, the bonus amounts under the Completed Transaction Bonus Plan will be paid prior to September 30, 2023, unless a transaction that results in a change of control is consummated prior to such date, in which case, the bonus amounts will become payable upon the closing date of such change-of-control transaction. The consummation of the merger would constitute a change-of-control transaction under the Completed Transaction Bonus Plan.

In addition, if a participant becomes entitled to any payments or benefits from the Completed Transaction Bonus Plan or any other amounts (collectively, the “Company Payments Relating to the Completed Transaction Plan”) that are subject to the tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Excise Tax”), the company will pay the participant the greater of the following amounts: (i) the Company Payments Relating to the Completed Transaction Plan, or (ii) one dollar less than the amount of the Company Payments Relating to the Completed Transaction Plan that would subject the participant to the Excise Tax, as mutually agreed between the company and the participant.

Transaction Bonus Plan in connection with Strategic Transactions

On July 24, 2023, the compensation committee of the Inpixon Board (the “Committee”) adopted a transaction bonus plan. Pursuant to the Transaction Bonus Plan, in connection with the closing of a Strategic Transaction, certain employees and service providers of Inpixon including its named executive officers, will be eligible to receive bonuses as described below. This merger will qualify as a Strategic Transaction under the Transaction Bonus Plan.

•        Participants listed on Schedule 1 of the Transaction Bonus Plan including Inpixon’s named executive officers Nadir Ali, Wendy Loundermon and Soumya Das, will be eligible for a cash bonus equal to 100% of their aggregate annual base salary and target bonus amount at the closing of the Strategic Transaction, provided that the Participants must executing a customary release of claims and confidentiality agreement. These bonus amounts will be paid at the closing of the Strategic Transaction.

•        Participants listed on Schedule 2 of the Transaction Bonus Plan including Inpixon’s named executive officers Nadir Ali and Wendy Loundermon will be eligible for a cash bonus in an aggregate amount of 4% of the Transaction Value (as defined below) of the Strategic Transaction, with Mr. Ali and Ms. Loundermon being entitled to 3.5% and 0.5% of such Transaction Value, respectively. These bonus amounts will be paid at the closing of the Strategic Transaction but the pro rata portion attributable to any deferred payments will be paid when those deferred payments become due, within a maximum period of five years from the closing date. “Transaction Value” means the sum of any cash and the fair market value of any securities or other assets or property received by Inpixon (or its direct or indirect subsidiaries) or available for distribution to the holders of the company’s equity securities in connection with the Strategic Transaction as provided for in the definitive agreement governing the applicable transaction, or such value as shall be designated by the Inpixon Board. It is anticipated that the applicable Transaction Value for amounts payable in connection with the merger will be no less than $225 million.

•        Participants listed on Schedule 3 of the Transaction Bonus Plan including Inpixon’s named executive officers Nadir Ali, Wendy Loundermon and Soumya Das, will be eligible for equity-based grants, such as options or restricted stock, on such terms and date at the discretion of the Inpixon Board.

If a participant becomes entitled to any payments or benefits from the Transaction Bonus Plan or any other amounts (collectively, the “Company Payments”) that are subject to the Excise Tax, the company will pay the participant the greater of the following amounts: (i) the Company Payments, or (ii) one dollar less than the amount of the Company Payments that would subject the Participant to the Excise Tax, as mutually agreed between the company and the Participant.

Employee Stock Incentive Plans

2018 Employee Stock Incentive Plan

The following is a summary of the material terms of our 2018 Employee Stock Incentive Plan, as amended to date (the “2018 Plan”). This description is not complete. For more information, we refer you to the full text of the 2018 Plan, and as amended from time to time.

The 2018 Plan is an important part of our compensation program. It promotes financial saving for the future by our employees, fosters good employee relations, and encourages employees to acquire shares of our common stock, thereby better aligning their interests with those of the other stockholders. Therefore, the Board believes it is essential to our ability to attract, retain, and motivate highly qualified employees in an extremely competitive environment both in the United States and internationally.

Amount of Shares of Common Stock.    The number of shares of our common stock currently authorized for issuance under the 2018 Plan is 55,714,178, which number is automatically increased on the first day of each quarter through October 1, 2028, by a number of shares of common stock equal to the least of (i) 3,000,000 shares, (ii) twenty percent (20%) of the outstanding shares of common stock on the last day of the immediately preceding calendar quarter, or (iii) such number of shares that may be determined by the Board. The amount of shares available for issuance is not adjusted in connection with a change in the outstanding shares of common stock by reason of stock dividends, stock splits, reverse stock splits, recapitalizations, mergers, consolidations, combinations or exchanges of shares, separations, reorganizations or liquidations; provided; however, that in no event will the Company issue more than 120,000,000 shares of common stock under the 2018 Plan, including the maximum amount of shares of common stock that may be added to the 2018 Plan in accordance with the automatic quarterly increases.

Types of Awards.    The 2018 Plan provides for the granting of incentive stock options, non-qualified stock options (“NQSOs”), stock grants and other stock-based awards, including Restricted Stock and Restricted Stock Units (as defined in the 2018 Plan).

•        Incentive and Nonqualified Stock Options.    The plan administrator determines the exercise price of each stock option. The exercise price of an NQSO may not be less than the fair market value of our common stock on the date of grant. The exercise price of an incentive stock option may not be less than the fair market value of our common stock on the date of grant if the recipient holds 10% or less of the combined voting power of our securities, or 110% of the fair market value of a share of our common stock on the date of grant otherwise.

•        Stock Grants.    The plan administrator may grant or sell stock, including restricted stock, to any participant, which purchase price, if any, may not be less than the par value of shares of our common stock. The stock grant will be subject to the conditions and restrictions determined by the administrator. The recipient of a stock grant shall have the rights of a stockholder with respect to the shares of stock issued to the holder under the 2018 Plan.

•        Stock-Based Awards.    The plan administrator of the 2018 Plan may grant other stock-based awards, including stock appreciation rights, restricted stock and restricted stock units, with terms approved by the administrator, including restrictions related to the awards. The holder of a stock-based award shall not have the rights of a stockholder except to the extent permitted in the applicable agreement.

Plan Administration.    Our Board is the administrator of the 2018 Plan, except to the extent it delegates its authority to a committee, in which case the committee shall be the administrator. Our Board has delegated this authority to our compensation committee. The administrator has the authority to determine the terms of awards, including exercise and purchase price, the number of shares subject to awards, the value of our common stock, the vesting schedule applicable to awards, the form of consideration, if any, payable upon exercise or settlement of an award and the terms of award agreements for use under the 2018 Plan.

Eligibility.    The plan administrator will determine the participants in the 2018 Plan from among our employees, directors and consultants. A grant may be approved in advance with the effectiveness of the grant contingent and effective upon such person’s commencement of service within a specified period.

Termination of Service.    Unless otherwise provided by the administrator or in an award agreement, upon a termination of a participant’s service, all unvested options then held by the participant will terminate and all other unvested awards will be forfeited.

Transferability.    Awards under the 2018 Plan may not be transferred except by will or by the laws of descent and distribution, unless otherwise provided by the plan administrator in its discretion and set forth in the applicable agreement, provided that no award may be transferred for value.

Adjustment.    In the event of a stock dividend, stock split, recapitalization or reorganization or other change in change in capital structure, the plan administrator will make appropriate adjustments to the number and kind of shares of stock or securities subject to awards.

Corporate Transaction.    If we are acquired, the plan administrator will: (i) arrange for the surviving entity or acquiring entity (or the surviving or acquiring entity’s parent company) to assume or continue the award or to substitute a similar award for the award; (ii) cancel or arrange for cancellation of the award, to the extent not vested or not exercised prior to the effective time of the transaction, in exchange for such cash consideration, if any, as the plan administrator in its sole discretion, may consider appropriate; or (iii) make a payment, in such form as may be determined by the plan administrator equal to the excess, if any, of (A) the value of the property the holder would have received upon the exercise of the award immediately prior to the effective time of the transaction, over (B) any exercise price payable by such holder in connection with such exercise. In addition in connection with such transaction, the plan administrator may accelerate the vesting, in whole or in part, of the award (and, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such transaction and may arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us with respect to an award.

Amendment and Termination.    The 2018 Plan will terminate on January 4, 2028 or at an earlier date by vote of our Board; provided, however, that any such earlier termination shall not affect any awards granted under the 2018 Plan prior to the date of such termination. The 2018 Plan may be amended by our Board, except that our Board may not alter the terms of the 2018 Plan if it would adversely affect a participant’s rights under an outstanding stock right without the participant’s consent.

The Board may at any time amend or terminate the 2018 Plan; provided that no amendment may be made without the approval of the stockholder if such amendment would increase either the maximum number of shares which may be granted under the 2018 Plan or any specified limit on any particular type or types of award, or change the class of employees to whom an award may be granted, or withdraw the authority to administer the 2018 Plan from a committee whose members satisfy the independence and other requirements of Section 162(m) and applicable SEC and Nasdaq requirements. Pursuant to the listing standards of the Nasdaq Stock Market, certain other material revisions to the 2018 Plan may also require stockholder approval.

Federal Income Tax Consequences of the 2018 Plan.    The federal income tax consequences of grants under the 2018 Plan will depend on the type of grant. The following is a general summary of the principal United States federal income taxation consequences to participants and us under current law with respect to participation in the 2018 Plan. This summary is not intended to be exhaustive and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside or the rules applicable to deferred compensation under Section 409A of the Code. Our ability to realize the benefit of any tax deductions described below depends on our generation of taxable income as well as the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of our tax reporting obligations.

From the grantees’ standpoint, as a general rule, ordinary income will be recognized at the time of delivery of shares of our common stock or payment of cash under the 2018 Plan. Future appreciation on shares of our common stock held beyond the ordinary income recognition event will be taxable as capital gain when the shares of our common stock are sold. The tax rate applicable to capital gain will depend upon how long the grantee holds the shares. We, as a general rule, will be entitled to a tax deduction that corresponds in time and amount to the ordinary income recognized by the grantee, and we will not be entitled to any tax deduction with respect to capital gain income recognized by the grantee.

Exceptions to these general rules arise under the following circumstances:

•        If shares of our common stock, when delivered, are subject to a substantial risk of forfeiture by reason of any employment or performance-related condition, ordinary income taxation and our tax deduction will be delayed until the risk of forfeiture lapses, unless the grantee makes a special election to accelerate taxation under section 83(b) of the Code.

•        If an employee exercises a stock option that qualifies as an ISO, no ordinary income will be recognized, and we will not be entitled to any tax deduction, if shares of our common stock acquired upon exercise of the stock option are held until the later of (A) one year from the date of exercise and (B) two years from the date of grant. However, if the employee disposes of the shares acquired upon exercise of an ISO before satisfying both holding period requirements, the employee will recognize ordinary income at the time of the disposition equal to the difference between the fair market value of the shares on the date of exercise (or the amount realized on the disposition, if less) and the exercise price, and we will be entitled to a tax deduction in that amount. The gain, if any, in excess of the amount recognized as ordinary income will be long-term or short-term capital gain, depending upon the length of time the employee held the shares before the disposition.

•        A grant may be subject to a 20% tax, in addition to ordinary income tax, at the time the grant becomes vested, plus interest, if the grant constitutes deferred compensation under section 409A of the Code and the requirements of section 409A of the Code are not satisfied.

Section 162(m) of the Code generally disallows a publicly held corporation’s tax deduction for compensation paid to its chief executive officer or certain other officers in excess of $1 million in any year. Qualified performance-based compensation is excluded from the $1 million deductibility limit, and therefore remains fully deductible by the corporation that pays it. We intend that options and SARs granted under the 2018 Plan will be qualified performance-based compensation. Stock units, stock awards, dividend equivalents, and other stock-based awards granted under the 2018 Plan may be designated as qualified performance-based compensation if the Committee conditions such grants on the achievement of specific performance goals in accordance with the requirements of section 162(m) of the Code.

We have the right to require that grantees pay to us an amount necessary for us to satisfy our federal, state or local tax withholding obligations with respect to grants. We may withhold from other amounts payable to a grantee an amount necessary to satisfy these obligations. The Committee may permit a grantee to satisfy our withholding obligation with respect to grants paid in shares of our common stock by having shares withheld, at the time the grants become taxable, provided that the number of shares withheld does not exceed the individual’s minimum applicable withholding tax rate for federal, state and local tax liabilities.

2011 Employee Stock Incentive Plan

Except as set forth below, the material terms of our 2011 Employee Stock Incentive Plan, as amended to date (the “2011 Plan”) are substantially similar to the material terms of the 2018 Plan. However, this description is not complete. For more information, we refer you to the full text of the 2011 Plan.

The 2011 Plan is intended to encourage ownership of common stock by our employees and directors and certain of our consultants in order to attract and retain such people, to induce them to work for the benefit of us and to provide additional incentive for them to promote our success. The 2011 Plan terminated in accordance with its terms on August 31, 2021 and no new awards will be issued under the 2011 Plan.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2022 regarding the shares of our common stock to be issued upon exercise of outstanding options or available for issuance under equity compensation plans and other compensation arrangements that were (i) adopted by our security holders and (ii) were not approved by our security holders.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)		Weighted- average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a) (c)
Equity compensation plans approved by security holders	351,586	(1)	$16,599.63	48,605,503	(2)
Equity compensation plans not approved by security holders	1	(3)	$146,450,902.50	—
Total	351,587		$17,016.13	48,605,503

____________

(1)      Represents 57 shares of common stock that may be issued pursuant to outstanding stock options granted under the 2011 Plan and 351,529 shares of common stock that may be issued pursuant to outstanding stock options granted under the 2018 Plan.

(2)      Represents 0 shares of common stock available for future issuance in connection with equity award grants under the 2011 Plan and 48,605,503 shares of common stock available for future issuance in connection with equity award grants under the 2018 Plan.

(3)      Represents shares of common stock issuable upon the exercise of stock options granted to Nadir Ali on August 14, 2013 outside of the 2011 Plan and the 2018 Plan.

Director Compensation

The following table provides certain summary information concerning compensation awarded to, earned by or paid to our Directors in the year ended December 31, 2022 except Nadir Ali and Wendy Loundermon, whose aggregate compensation information has been disclosed above.

Name	Fees Earned or paid in cash ($)	Stock awards ($)	Option awards ($)(1)	Non-equity Incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Leonard Oppenheim	$56,500	—	$7,409	—	—	$—	$63,909
Kareem Irfan	$173,500	—	$7,409	—	—	$—	$180,909
Tanveer Khader	$47,500	—	$7,409	—	—	$—	$54,909

____________

(1)      The fair value of the director option grants are estimated on the date of grant using the Black-Scholes option pricing model with key weighted average assumptions, expected stock volatility and risk free interest rates based on US Treasury rates from the applicable periods.

Directors are entitled to reimbursement of ordinary and reasonable expenses incurred in exercising their responsibilities and duties as a director.

Effective July 1, 2015, the Board approved the following compensation plan for the independent directors payable in accordance with each independent director’s services agreement: $30,000 per year for their services rendered on the Board, $15,000 per year for service as the audit committee chair, $10,000 per year for service as the compensation committee chair, $6,000 per year for service on the audit committee, $4,000 per year for service on the compensation committee, $2,500 per year for service on the nominating committee, a one-time non-qualified stock option grant to purchase 20,000 shares (on a pre-Reverse Splits basis) of the Company’s common stock under the 2011 Plan and restricted stock awards of 20,000 shares (on a pre-Reverse Splits basis) of common stock under the 2011 Plan, which are granted in four equal installments on a quarterly basis and are each 100% vested upon grant.

On January 25, 2019, each independent director entered into an amendment to his respective director services agreement pursuant to which the Company agreed to grant each independent director, so long as such director continues to fulfill his duties and provide services pursuant to their services agreement, an annual non-qualified stock option to purchase up to 20,000 shares of common stock in lieu of the above-mentioned equity awards. Each stock option grant will be subject to the approval of the Board, which shall determine the appropriate vesting schedule, if any, and the exercise price.

On May 16, 2022, Mr. Irfan’s Director Services Agreement (as amended, the “Amended Director Services Agreement”) was amended to increase his quarterly compensation by an additional $10,000 per month as consideration for the additional time and efforts dedicated to the Company and management in support of the evaluation of strategic relationships and growth initiatives. The Amended Director Services Agreement supersedes and replaces all prior agreements by and between the Company and Mr. Irfan.

During the year ended December 31, 2022, the Board of Directors awarded each independent director an aggregate of 534 non-qualified stock options. The independent directors did not receive any restricted stock awards during the year ended December 31, 2022.

EXECUTIVE COMPENSATION OF XTI

This section discusses the material components of the executive compensation program for our officers who are expected to serve as executive officers of the combined company following the consummation of the Business Combination. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the business combination may differ materially from the existing and currently planned programs summarized or referred to in this discussion.

For 2022, our officers who are expected to serve as executive officers of the combined company following the Business Combination were:

•        Michael Hinderberger, Chief Executive Officer — Mr. Hinderberger was our “Principal Executive Officer” at the end of 2022. Mr. Hinderberger was serving as our SVP of Engineering and Technology beginning August 2021 until he was named CEO on July 1, 2022.

•        Scott Pomeroy, Chief Financial Officer — Mr. Pomeroy was appointed to the role of Chief Financial Officer in July 2022.

•        Mara Babin, General Counsel — Ms. Babin was appointed to the role of General Counsel in February 2021.

Mr. Hinderberger is expected to serve as an officer of XTI following the consummation of the Business Combination and is expected to qualify as an “executive officer”, as such term is defined in the Exchange Act, of the combined company for SEC reporting purposes.

Executive Compensation Program Overview

Our compensation program has two primary objectives: (1) to attract, motivate and retain our employees and (2) to align their interests with those of our stockholders.

Base Salary.    Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of the executive compensation program. In general, we provide a base salary level designed to reflect each executive officer’s scope of responsibility and accountability. Please see the “Base Salary” column in the Summary Compensation Table for the base salary amounts received by each executive officer in 2022 and 2021.

Bonus.    No named executive officers received or earned cash or non-cash bonuses with respect to fiscal year 2022.

Our employees.    Our business is dependent on our employees, including but not limited to our named executive officers. Among other things, we depend on their ability, where applicable, to lead our business, and provide other critical services, and we cannot compete without their continued employment with us. Therefore, it is important that our key employees are compensated in a manner that motivates them to excel consistently and encourages them to remain with XTI.

Alignment of interests.    Each of our named executive officers has received certain equity awards as a form of long-term incentive compensation, which we believe serves to align the interests of our employees with those of our equity holders.

Summary Compensation Table

The following table sets forth information about the annual compensation of the officers who are expected to serve as executive officers of the combined company during our last two completed fiscal years.

Name	Year	Base Salary ($)	Cash Bonus ($)	Option Awards(1) ($)	Total compensation ($)
Current Executives:
Michael Hinderberger	2022	337,500	-0-	2,129,960	2,467,460
(Chief Executive Officer)	2021	180,417	-0-	704,641	885,058
Scott Pomeroy	2022	105,000	-0-	6,358	111,358
(Chief Financial Officer)(2)	2021	-0-	-0-	-0-	-0-
Mara Babin(3)	2022	193,288	-0-	-0-	193,288
(General Counsel)	2021	72,617	-0-	-0-	72,617

____________

(1)      Stock option awards are reported at grant date fair value in the year granted, in accordance with FASB ASC Topic 718.

(2)      Mr. Pomeroy was appointed to the role of Chief Financial Officer in July 2022.

(3)      Ms. Babin is an independent contractor.

Existing Employment Agreements

Michael Hinderberger — Mr. Hinderberger entered into an employment agreement dated July 1, 2022 that provides for his employment as XTI’s Chief Executive Officer. The agreement provides that Mr. Hinderberger will receive an annual base salary of $350,000, which may be increased by the board of directors. Mr. Hinderberger is also entitled to receive an annual bonus up to $350,000 based on achieving financing goals (40%) and TriFan 600 aircraft development milestones (60%) as outlined in the agreement. The calculated annual bonus payout amount is subject to approval by the Company’s board of directors. Mr. Hinderberger’s employment agreement term ends on July 31, 2024 and automatically renews thereafter for one additional one-year period unless either party provides at least 60 days’ prior notice of non-renewal. The agreement provides that if Mr. Hinderberger is terminated without cause (other than due to death or disability) or if he resigns for good reason (as such terms are defined in the agreement), then Mr. Hinderberger will be entitled to (i) a cash payment equal to 12 months of base salary in effect at the time of termination and (ii) a cash payment for any unused vacation at the time of termination. In addition, and if Mr. Hinderberger is terminated for good reason, he is entitled to receive reimbursements of COBRA premium cost applicable to Mr. Hinderberger (and any dependents) for a period of six months after termination of employment. The agreement contains customary confidentiality obligations, non-solicitation and non-competition restrictions.

Scott Pomeroy — Mr. Pomeroy entered into a consulting agreement dated July 1, 2022, as amended effective January 1, 2023, that provides for his engagement as XTI’s Chief Financial Officer. The agreement provides that Mr. Pomeroy receive a monthly compensation of $17,500. Mr. Pomeroy is also entitled to a performance bonus of up to $400,000 upon successful delivery of services, including $250,000 to be paid upon closing of the Business Combination. In addition, and per the first amendment to the consulting agreement, Mr. Pomeroy will be granted 4 million fully vested stock options or an equivalent equity incentive prior to the closing of the Business Combination. It is expected that Mr. Pomeroy’s consulting agreement will be replaced by an employment agreement with the combined company upon the consummation of the Business Combination.

Mara Babin — Ms. Babin entered into an engagement agreement dated February 14, 2021. The agreement provides that Ms. Babin will receive monthly compensation based on an hourly rate multiplied by the total billable hours incurred. The engagement agreement is for an indefinite period but may be cancelled by either XTI or Ms. Babin upon 30 days written notice.

401(k) Plan

XTI maintains a qualified 401(k) savings plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. For the year ending December 31, 2022, XTI did not make matching employer contributions to the 401(k) plan on behalf of Michael Hinderberger.

Option Awards

During fiscal years 2021 and 2022, the current named executive officers were awarded the following stock options:

Name	Grant Date	Number of Options	Option Exercise Price ($)	Date of Exercisability
Michael Hinderberger	08/01/2021	500,000	1.75	4-year vesting(1)
Michael Hinderberger	12/28/2021	171,429	1.75	100% on Grant Date
Michael Hinderberger	03/10/2022	50,000	1.75	100% on Grant Date
Michael Hinderberger	07/01/2022	1,000,000	1.67	100% on Grant Date
Michael Hinderberger	07/01/2022	1,000,000	1.67	100% on Jan 1, 2023
Scott Pomeroy	12/31/2022	6,000	1.75	100% on Grant Date

____________

(1)      “4-year” options are exercisable based on the following vesting schedule: 20% Year 1, 20% Year 2, 20% Year 3, 40% Year 4

Outstanding Option Awards at Fiscal Year-End

The following table sets forth information about the outstanding stock options of the named executive officers as of our last completed fiscal year-end:

Name	Grant Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) un-exercisable	Option Exercise Price ($)	Option expiration date
Michael Hinderberger	08/01/2021	100,000	400,000	1.75	08/01/2031
Michael Hinderberger	12/28/2021	171,429	—	1.75	12/28/2031
Michael Hinderberger	03/10/2022	50,000	—	1.75	03/10/2032
Michael Hinderberger	07/01/2022	1,000,000	—	1.67	07/01/2032
Michael Hinderberger	07/01/2022	—	1,000,000	1.67	07/01/2032
Scott Pomeroy	12/31/2022	6,000	—	1.75	12/31/2032

Executive Compensation Arrangements — Post-Closing Arrangements

Prior to or following the Effective Time, the combined company intends to develop an executive compensation program that is designed to align compensation with the combined company’s business objectives and the creation of stockholder value, while enabling the combined company to attract, motivate and retain individuals who contribute to the long-term success of the combined company. The combined company intends to enter into employment agreements with its executive officers that are consistent with that program. Following the Effective Time, decisions on the executive compensation program will be made by the compensation committee of the board of directors.

Incentive Plan

Under Inpixon’s existing incentive plan, the combined company will be authorized to grant cash and equity incentive awards to eligible employees, consultants, and non-employee directors in order to attract, motivate and retain the talent for which we compete.

Compensation of Directors

Historically, we did not pay cash or equity compensation to any of our directors for their services as directors. Commencing on January 1, 2022, we agreed to pay David Brody $10,000 per month for providing legal and strategic consulting services to XTI. We reimburse our directors for reasonable expenses incurred during the course of their performance.

RELATED PARTY TRANSACTIONS OF DIRECTORS AND
EXECUTIVE OFFICERS OF THE COMBINED COMPANY

Described below are any transactions occurring since January 1, 2020 and any currently proposed transactions to which either Inpixon or XTI was a party and in which:

•        the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of the total assets of Inpixon or XTI, as the case may be, at year-end for the last two completed fiscal years; and

•        a director (including a director nominee) or executive officer of Inpixon and XTI who will serve as directors or executive officers of the combined company or any member of such person’s immediate family had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other similar arrangements, which are described under “Inpixon Executive Compensation” and “XTI Executive Compensation.”

Inpixon Transactions

Unless the context otherwise requires, all references in this section to “we,” “us,” “our” and the “Company” refer to Inpixon prior to the consummation of the merger.

Sysorex Transactions

Sysorex Revolving Loan

On December 31, 2018, the Company and Sysorex entered into a note purchase agreement (the “Note Purchase Agreement”) pursuant to which the Company agreed to purchase from Sysorex at a purchase price equal to the Loan Amount (as defined below), a secured promissory note (the “Secured Note”) for up to an aggregate principal amount of $3 million (the “Principal Amount”), including any amounts advanced through the date of the Secured Note (the “Prior Advances”), to be borrowed and disbursed in increments (such borrowed amount, together with the Prior Advances, collectively referred to as the “Loan Amount”), with interest to accrue at a rate of 10% percent per annum on all such Loan Amounts, beginning as of the date of disbursement with respect to any portion of such Loan Amount. In addition, Sysorex agreed to pay $20,000 to the Company to cover the Company’s legal fees, accounting costs, due diligence, monitoring and other transaction costs incurred in connection with the purchase and sale of the Secured Note (the “Transaction Expense Amount”), all of which amount is included in the Principal Amount. Sysorex may borrow repay and borrow under the Secured Note, as needed, for a total outstanding balance, exclusive of any unpaid accrued interest, not to exceed the Principal Amount at any one time.

All sums advanced by the Company to the Maturity Date (as defined below) pursuant to the terms of the Note Purchase Agreement will become part of the aggregate Loan Amount underlying the Secured Note. All outstanding principal amounts and accrued unpaid interest owing under the Secured Note shall become immediately due and payable on the earlier to occur of (i) 24 month anniversary of the date the Secured Note is issued (the “Maturity Date”), (ii) at such date when declared due and payable by the Company upon the occurrence of an Event of Default (as defined in the Secured Note), or (iii) at any such earlier date as set forth in the Secured Note. All accrued unpaid interest shall be payable in cash. On February 4, 2019, the Secured Note was amended to increase the maximum principal amount that may be outstanding at any time under the Secured Note from $3 million to $5 million. On April 2, 2019, the Secured Note was amended to increase the maximum principal amount that may be outstanding at any time under the Secured Note from $5 million to $8 million. On May 22, 2019, the Secured Note was amended to increase the maximum principal amount that may be outstanding at any time under the Secured Note from $8 million to $10 million. The largest aggregate principal amount owed by Sysorex to the Company during the Reporting Period was approximately $10 million, the amount of principal paid during the Reporting Period was approximately $1.8 million and the interest paid during the Reporting Period was $0. The amount owed by Sysorex to the Company as of December 31, 2021 was approximately $7.7 million. These amounts exclude $275,000 of additional interest that the Company is contractually entitled to accrue from October 1, 2019 through December 31, 2019 and approximately $1.1 million of additional interest from January 1, 2020 through December 31, 2020 in accordance with the terms of the Sysorex Note, but did not accrue due to the uncertainty of repayment. The Secured Note has been classified as “held for sale” and the Company, with the assistance of a third-party valuation firm, estimated the fair value of such using Sysorex financial projections, a discounted cash flow model and a 12.3% discount rate. As a result, the Company established a full valuation allowance as of December 31, 2021. We are required to periodically re-evaluate the carrying value of the note and the related valuation allowance based on various factors, including, but not limited to, Sysorex’s performance and collectability of the note. Sysorex’s performance against those financial projections will directly impact future assessments of the fair value of the note. On March 1, 2020, the Company amended the Secured Note to extend the maturity date of the Secured Note to December 31, 2022, to increase the default interest rate from 18% to 21% or the maximum rate allowable by law and to require a cash payment to the Company by Sysorex against the Loan Amount in an amount equal to no less than 6% of the aggregate gross proceeds raised following the completion of any financing, or series of related financings, in which Sysorex raised aggregate gross proceeds of at least $5 million.

Sysorex Receivable

On February 20, 2019, the Company, Sysorex and Atlas Technology Group, LLC (“Atlas”) entered into a settlement agreement resulting in a net award of $941,796 whereby Atlas agreed to accept an aggregate of 16,655 shares of freely-tradable common stock of the Company in full satisfaction of the award (the “Atlas Settlement Agreement”). The Company and Sysorex each agreed pursuant to the terms and conditions of that certain Separation and Distribution Agreement, dated August 7, 2018, as amended, that 50% of the costs and liabilities related to the arbitration action would be shared by each party following the Spin-off. As a result, Sysorex owed the Company $0.6 million as of December 31, 2020 for the settlement plus the interest accrued during the fiscal year ended December 31, 2020 of $0.1 million.

Sysorex Settlement

On April 14, 2021, the Company entered into a Securities Settlement Agreement (the “SSA”) and a Rights Letter Agreement (the “RLA”), each with Sysorex, whereby Sysorex agreed to satisfy in full its outstanding debt, in the aggregate amount of $9.1 million as of March 31, 2021, owed to us under that certain secured promissory note, originally dated December 31, 2018, as amended from time to time, and in connection with the Atlas Debt Settlement. To effect the Debt Settlement, Sysorex agreed to issue to us (i) pursuant to the terms of the SSA, 12,972,189 shares of its common stock, $0.00001 par value per share, and (ii) rights to acquire 3,000,000 additional shares of its common stock pursuant to the terms of the RLA. The Debt Settlement was entered into in connection with Sysorex’s closing of a reverse triangular merger with TTM Digital Assets & Technologies, Inc.

In connection with the Debt Settlement, the Company also entered into a Registration Rights Agreement, dated as of April 14, 2021 (the “RRA”), with Sysorex and certain other shareholders of Sysorex (the “Holders”). Pursuant to the terms of the RRA, Sysorex was required, subject to certain limitations, to register the resale of the shares of common stock held by the Company, with the U.S. Securities and Exchange Commission (the “SEC”), 90 days following April 14, 2021.

Also, under the RRA, if Sysorex determines to prepare and file with the SEC a registration statement relating to an offering of any of its equity securities, for its own account or the account of others, then the Company will have the right, subject to certain limitations, to require Sysorex to include in such registration statement all or any part of the shares of common stock held by it.

Nadir Ali, Chief Executive Officer and member of the Board, was a member of the board of directors of Sysorex until his resignation on May 14, 2021. Nadir Ali entered into a consulting agreement with Sysorex, pursuant to which he agreed to provide certain business services specified in the agreement for the benefit of Sysorex in exchange for shares of Sysorex’s common stock. The consulting agreement was terminated on October 14, 2021.

Systat License Acquisition

On June 30, 2020 (the “Closing Date”), pursuant to the terms and conditions of that certain Exclusive Software License and Distribution Agreement, dated as of on June 19, 2020, with an effective date of June 1, 2020 (as amended, the “License Agreement”), with Cranes Software International Ltd., a company organized under the laws of India (“Cranes”) and Systat Software, Inc., a Delaware corporation (“Systat,” and together with Cranes, the “Systat Parties”). In accordance with the terms of the License Agreement, on June 30, 2020 (the “License Closing Date”), we acquired (a) an exclusive, worldwide license to use, modify, develop market and distribute certain software, software source, user documentation and related Systat intellectual property, and (b) an exclusive, worldwide sub-license to use, modify, develop, market and distribute software, software source, user documentation and related intellectual property license to Systat by Cranes (collectively, the “Licenses”). In exchange for the Licenses, we paid $2.2 million in cash and we partitioned a portion of the outstanding balance of the Sysorex Note into a new note in an amount equal to $3 million in principal plus accrued interest (the “Closing Note”) and assigned the Closing Note and all rights and obligations thereunder to Systat in accordance with the terms and conditions of that certain Promissory

Note Assignment and Assumption Agreement. Pursuant to the License Agreement, we partitioned and assigned to Systat an additional $3.3 million of the principal balance underlying the Sysorex Note as follows: (i) $1.3 million on the three month anniversary of the Closing Date, (ii) $1.0 million on the six month anniversary of the Closing Date and (iii) $1.0 million on March 19, 2021.

In addition, in connection with an amendment to License Agreement dated February 22, 2021, we exercised our option to purchase a portion of the underlying assets of the Sysorex Note, including certain software, trademarks, solutions, domain names and websites from Systat in exchange for $900,000 in cash consideration.

Systat License Agreement

Nadir Ali, the Company’s Chief Executive Officer and a member of the Board, is a related party in connection with the acquisition of the Licenses as a result of his service as a director of Sysorex, the issuer of the Sysorex Note that was assigned in accordance with the terms and conditions of the License Agreement. In addition, Tanveer Khader and Kareem Irfan, members of our Board, are also related parties in connection with the acquisition of the Licenses as a result of their respective employment relationships with the Systat Parties.

Subscription of Units of, and Loan to, Cardinal Venture Holdings

On September 30, 2020, we entered into a Subscription Agreement (the “Subscription Agreement”) with Cardinal Venture Holdings LLC, a Delaware limited liability company (“CVH”), pursuant to which we agreed to (i) contribute up to $1,800,000 (the “Contribution”) to CVH and (ii) purchase up to 599,999 Class A Units of CVH (the “Class A Units”) and up to 1,800,000 Class B Units of CVH (the “Class B Units,” and, together with the Class A Units, the “Units”). The aggregate purchase price of $1,800,000 for the Units is deemed to be satisfied in part through the Contribution. The Contribution was used by CVH to fund the Sponsor’s purchase of securities in the KINS.

CVH owns certain interests in KINS Capital, LLC, a Delaware limited liability company, the sponsor entity (the “Sponsor”) to KINS Technology Group, Inc., a Delaware corporation and publicly traded former special purpose acquisition company (“KINS”) with which the Company entered into the Business Combination.

Concurrently with our entry into the Subscription Agreement, we entered into the Amended and Restated Limited Liability Company Agreement of CVH (the “LLC Agreement”), dated as of September 30, 2020. Under the terms of the LLC Agreement, in the event the Managing Member can no longer manage CVH’s affairs due to his death, disability or incapacity, 3AM will serve as CVH’s replacement Managing Member. Except as may be required by law, we, as a non-managing member under the LLC Agreement, do not have any voting rights and generally cannot take part in the management or control of CVH’s business and affairs.

On December 16, 2020, the Company entered into a second subscription agreement with CVH, pursuant to which the Company agreed to (i) contribute $700,000 (the “Additional Contribution”) to CVH and (ii) purchase 700,000 Class B Units. The aggregate purchase price of $700,000 for the Class B Units is deemed to be satisfied through the Additional Contribution. Following the closing of the Additional Contribution, the Company owned an aggregate of 599,999 Class A Units and 2,500,000 Class B Units.

Additionally, on July 1, 2022, we loaned $150,000 to CVH. The loan bears no interest and is due and payable in full on the earlier of (i) the date by which KINS has to complete a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (a “business combination”), and (ii) immediately prior to the date of consummation of the Business Combination of KINS, unless accelerated upon the occurrence of an event of default. As a result of the closing of the Business Combination, the loan was repaid on March 15, 2023.

On February 27, 2023, the Company entered into Limited Liability Company Unit Transfer and Joinder Agreements with certain of the Company’s employees (the “Transferees”), pursuant to which (i) the Company transferred all of its Class A Units of CVH (the “Class A Units”), an aggregate of 599,999 Class A Units, to the Transferees as bonus consideration in connection with each Transferee’s services performed for and on behalf of the Company as an employee, as applicable, and (ii) each Transferee became a member of CVH and a party to the Amended and Restated Limited Liability Company Agreement of CVH, dated as of September 30, 2020.

Nadir Ali, the Company’s Chief Executive Officer and a director, beneficially owns membership interest in CVH through 3AM LLC, a Delaware limited liability company and a founding member of CVH (“3AM”), which may, in certain circumstances, be entitled to manage the affairs of CVH. Mr. Ali’s relationship may create conflict of interest between Mr. Ali’s obligation to our company and its shareholders and his economic interests and possible fiduciary obligation in CVH through 3AM. For example, Mr. Ali may be in a position to influence or manage the affairs of CVH in a manner that may be viewed as contrary to the best interest of either the Company or CVH and their respective stakeholders.

XTI Transactions

Unless the context otherwise requires, all references in this section to “we,” “us,” “our” and the “Company” refer to XTI prior to the consummation of the merger.

Transactions with Mr. Brody

Replacement Note

We entered into an amended convertible note agreement with Mr. Brody, our founder, Chairman and majority shareholder, in 2021 that consolidated a number of his outstanding notes (the “Replacement Note”). As of October 24, 2023, the Replacement Note had an outstanding principal balance of $1,007,323. The Replacement Note accrues interest at a rate of 4% compounded annually, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the Replacement Note at a rate of 10% per annum. The Replacement Note matures upon XTI securing different levels of investment from third parties as follows:

•        $250,000 matures once the Company receives at least $20.0 million in total from investors;

•        $250,000 matures once the Company receives at least $25.0 million in total from investors;

•        $250,000 matures once the Company receives at least $30.0 million in total from investors; and

•        $257,323 matures once the Company receives at least $35.0 million in total from investors.

Mr. Brody has the right to receive repayment of the Replacement Note upon maturity in either cash or in shares of common stock of the Company. He may, at his option, cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of XTI (at a conversion price of $1.00 per share) at any time on or before the fourth maturity date. By its terms, the Replacement Note becomes due upon the closing of an XTI merger. We expect Mr. Brody will exercise his share conversion rights on all but $500,000 of the outstanding note balance upon closing of the Business Combination. We further expect to repay the remaining outstanding note principal balance of $507,323 and accrued interest upon closing of the Business Combination.

January 2023 Note

On January 5, 2023, we entered into a promissory note agreement with Mr. Brody to memorialize a bridge loan to the Company. The note has a principal amount of $125,000 and accrues interest at a rate of 5% per annum. The note matures at the earlier of (i) thirty (30) days after the closing of the Business Combination, or (ii) January 5, 2024.

Consulting Agreement

Mr. Brody provides legal and strategic consulting services to XTI under a consulting agreement. During the six months ended June 30, 2023 and 2022, we paid Mr. Brody compensation of $0 and $80,000, respectively. As of June 30, 2023 and December 31, 2022, we had payable amounts owed to Mr. Brody of $320,000 and $260,000, respectively, which are included in Related Party Payables within our accompanying balance sheets. We expect Mr. Brody’s consulting agreement will terminate upon the closing of the Business Combination.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information gives effect to the Merger but does not give effect to the proposed Inpixon Reverse Stock Split because the proposed reverse split is a range and is not final.

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Inpixon and Subsidiaries (the “Company” or “Inpixon”) and Legacy XTI (defined below) adjusted to give effect to the reverse Merger and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The historical financial information of Legacy XTI was derived from the unaudited financial statements of XTI Aircraft Company (“Legacy XTI”) as of and for the six months ended June 30, 2023 and the audited financial statements of Legacy XTI for the year ended December 31, 2022, included elsewhere in the proxy statement/prospectus. The historical financial information of Inpixon was derived from the unaudited condensed consolidated financial statements of Inpixon and subsidiaries as of and for the six months ended June 30, 2023 and the audited consolidated financial statements of Inpixon and subsidiaries for the year ended December 31, 2022. Such unaudited pro forma financial information has been prepared on a basis consistent with the financial statements of Legacy XTI and Inpixon and its subsidiaries, respectively. This information should be read together with the financial statements of Inpixon and Legacy XTI related notes, the sections titled “Inpixon Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “XTI Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other information included in this proxy statement/prospectus, as applicable.

The Merger is anticipated to be accounted for using the acquisition method (as a reverse acquisition), with goodwill and other identifiable intangible assets recorded in accordance with GAAP, as applicable. Under this method of accounting, Inpixon is treated as the “acquired” company for financial reporting purposes. XTI has been determined to be the accounting acquirer because XTI maintains control of the Board of Directors and management of the combined company, and the preexisting shareholders of XTI will have majority voting rights of the combined company. For accounting purposes, the acquirer is the entity that has obtained control of another entity and, thus, consummated a business combination. Under the acquisition method of accounting (as a reverse acquisition), Legacy XTI’s assets and liabilities will be recorded at carrying value and the assets and liabilities associated with Inpixon will be recorded at estimated fair value as of the acquisition date. The excess of the purchase price over the estimated fair value of the net assets acquired, if applicable, will be recognized as goodwill. Significant estimates and assumptions were used in determining the preliminary purchase price allocation reflected in the unaudited pro forma condensed combined financial statements. The process of valuing the net assets of Inpixon immediately prior to the merger for purposes of presentation within this unaudited pro forma condensed combined financial information is preliminary. As the unaudited pro forma condensed combined financial statements have been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined balance sheet as of June 30, 2023 combines the historical balance sheets of Legacy XTI and Inpixon on a pro forma basis as if the Merger and related transactions had been consummated on June 30, 2023. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2023 and for the year ended December 31, 2022 give pro forma effect to the Merger and related transactions as if they had occurred on January 1, 2022, the beginning of the earliest period presented. Inpixon and XTI had entered into a promissory note agreement prior to the Merger. Therefore, Inpixon’s note receivable and XTI’s note payable were eliminated by transaction accounting adjustment F.

These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Merger and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

Description of the Merger Agreement

On July 24, 2023, XTI entered into the Merger Agreement, by and among XTI, Inpixon, and Superfly Merger Sub, Inc., pursuant to which XTI will combine and merge with Merger Sub, whereupon the separate corporate existence of Merger Sub shall cease, and XTI will be the “combined company”. On or prior to the Closing Date, Inpixon will effectuate a transaction for the divestiture of its Shoom, SAVES, and Game Your Game (“GYG”) lines of business and investment securities, as applicable (the “Solutions Divestiture”) by any lawful means, including a sale to one or more third parties, spin-off, plan of arrangement, merger, reorganization, or any combination of the foregoing. Following the Solutions Divestiture, the Inpixon portion of the combined company will be the Industrial Internet of Things (“IIoT”) business line.

Pursuant to the Merger Agreement, each share of XTI common stock will be converted into the right to receive a number of shares of Inpixon common stock determined by multiplying such share by the Exchange Ratio determined pursuant to the Exchange Ratio Formula as described in more detail in the section titled “The Merger Agreement — Merger Consideration and Exchange Ratio” beginning on page 103 of this proxy statement/prospectus. Additionally, at the Effective Time, each outstanding option and warrant to purchase shares of XTI common stock will be assumed by the combined company and will be converted into an option or warrant, as applicable, to purchase shares of Inpixon common stock, with necessary adjustments to reflect the Exchange Ratio (collectively, the “Assumed Options and Warrants”). Prior to the Effective Time, all outstanding XTI convertible notes will be converted into XTI common stock and will participate in the merger on the same basis as the other shares of XTI common stock, except for (1) a promissory note dated April 1, 2023, in the initial principal amount of $1,817,980 plus additional proceeds of $150,000 received under the promissory note on May 9, 2023, which will be amended to extend the maturity date thereof until no sooner than December 31, 2026 and be assumed by the combined company at the Closing to become convertible into the shares of common stock of the combined company, and (2) a promissory note dated December 31, 2021, in the initial principal amount of $1,007,323, which will provide for, at Closing, payment in cash of $507,323 of the principal plus interest accrued to the date of payment, and the conversion of the remaining $500,000 of outstanding principal into shares of common stock of the combined company.

Each share of Inpixon capital stock, option and warrant to purchase Inpixon common stock that is outstanding at the Effective Time will remain outstanding in accordance with its terms, and such shares of capital stock, options, and warrants will be unaffected by the Merger.

Following the consummation of the Merger, the holders of the outstanding XTI common stock immediately prior to the closing of the Merger will own approximately 60% of the outstanding capital stock of the combined company and the holders of the outstanding capital stock of Inpixon immediately prior to the closing of the Merger will own approximately 40% of the outstanding capital stock of the combined company.

Prior to the consummation of the Merger, Inpixon intends to raise additional funds through the issuance of equity securities. Inpixon has previously executed agreements related to an at-the-market (“ATM”) offering and certain warrant financing agreements in place that Inpixon believes can be utilized for financing. However, there is no commitment in place at the time these unaudited condensed pro forma financial statements were prepared, and the amount of funds and number of securities issued for additional fundraising is uncertain. Capital raised under these agreements are subject to terms underlying each specific agreement. As such, there is no adjustment included in these pro forma financial statements in relation to the expected future financing events. Inpixon anticipates having a cash and cash equivalents balance of approximately $10,000,000 when the Merger is consummated.

Description of the Solutions Divestiture

On October 23, 2023, a Business Combination Agreement (the “Damon Business Combination Agreement”) was entered into by and among Inpixon, Grafiti Holding, Inc., 1444842 B.C. LTD (“Amalco Sub”), and Damon Motors, Inc. (“Damon”), pursuant to which Damon will combine and merge with Amalco Sub, a British Columbia corporation and a wholly-owned subsidiary of Grafiti Holding, Inc., with Damon continuing as the surviving entity and a wholly-owned subsidiary of Grafiti Holding, Inc. (the “Grafiti Holding Transaction”).

Pursuant to the Damon Business Combination Agreement, Inpixon formed a newly wholly owned subsidiary, Grafiti Holding, Inc. for the sole purpose of consummation of the Grafiti Holding Transaction. On or prior to the effective time of the Grafiti Holding Transaction, Inpixon will contribute the assets and liabilities of Inpixon UK, a wholly owned subsidiary of Inpixon, to the then Inpixon wholly owned subsidiary Grafiti in accordance with the separation and distribution agreement. Following which, all outstanding shares of common stock of Grafiti owned by Inpixon will be distributed to Inpixon shareholders and certain other Inpixon security holders entitled to participate in the distribution as of a record date to be determined Amalco Sub, a wholly-owned, direct subsidiary of Grafiti, will merge with Damon resulting in Damon as the surviving entity post-merger (“Damon Surviving Corporation”). Upon the consummation of the Merger, both Inpixon UK and Damon will be wholly-owned subsidiaries of Grafiti. Following the Merger, Grafiti shall be known as the “Grafiti Combined Company.” The combined company will be renamed Damon Motors, Inc., and the ticker symbol will be changed to a symbol to be determined concurrent with the closing. Any portion of Shoom, SAVES, and GYG that are not included in the Grafiti Holding Transaction will be divested through a sale or spin-off in accordance with the terms of the Merger Agreement.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2023
(in thousands, except share and per share amounts)

	INPX (Historical)	Pro Forma Adjustments for Divestiture of Shoom, SAVES, and Game Your Game	Pro Forma Adjustments for Subsequent Inpixon Transactions		INPX Pro Forma As Adjusted	XTI (Historical)	Subsequent Financing Transactions of XTI		Transaction Accounting Adjustments		Autonomous Adjustments		Pro Forma Combined
		Note 1
ASSETS
Current assets:
Cash and cash equivalents	$15,681	$(927)	$5,719	A	$19,813	$37	$44	E	$(568)	F	$(2,075)	N	$—
			2,340	C					(17,989)	H
			(3,000)	D					3,763	H
									(3,025)	H
Accounts receivable, net of allowances	1,803	(931)	—		872	—	—		—		—		872
Notes and other receivables	785	(63)	3,000	D	3,722	13	—		(460)	G	—		3,275
Inventory	3,228	(1,076)	—		2,152	—	—		—		—		2,152
Prepaid expenses and other current assets	2,181	(129)	—		2,052	12	—		—		—		2,064
Total current assets	23,678	(3,126)	8,059		28,611	62	44		(18,279)		(2,075)		8,363

Property and equipment, net	1,009	(667)	—		342	14	—		—		—		356
Operating lease right-of-use asset, net	434	—	—		434	—	—		—		—		434
Software development costs, net	1,113	(653)	—		460	—	—		(460)	J	—		—
Investments in equity securities	1,414	(1,414)	—		—	—	—		—		—		—
Long-term investments	50	(50)	—		—	—	—		—		—		—
Intangible assets, net	2,573	—	—		2,573	267	—		5,170	J	—		8,010
Goodwill	—	—	—		—	—	—		5,205	J	—		5,205
Other assets	174	(19)	—		155	—	—		—		—		155
Total Assets	$30,445	$(5,929)	$8,059		$32,575	$343	44		$(8,364)		$(2,075)		$22,523

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,665	$(1,001)	$—		$664	$1,940	—		$—		$—		$2,604
Accrued liabilities	5,374	(838)	(458)	B	4,078	1,721	—		(61)	F	(2,075)	N	5,199
									(10)	G
									1,427	H
									3,763	H
									(3,025)	H
									(619)	K
Related party payables	—	—	—		—	425	—		—		—		425
Customer deposits	—	—	—		—	1,350	—		—		—		1,350
Convertible and promissory notes – related party, net of unamortized discounts of $16,644 as of June 30, 2023	—	—	—		—	1,760	—		(1,007)	F	—		125
									(628)	K
Promissory note – 2023	—	—	—		—	450	—		(450)	G	—		—
Warrant liability	1,500	—	(90)	C	1,410	460	—		—		—		1,870
Xeriant obligation	—	—	—		—	5,583	—		(5,583)	L	—		—
Operating lease obligation, current	200	—	—		200	—	—		—		—		200
Deferred revenue	1,124	(748)	—		376	—	—		—		—		376
Short-term debt	13,800	—	(4,316)	B	9,484	—	—		1,098	J	—		9,379
									(1,203)	M
Total current liabilities	23,663	(2,587)	(4,864)		16,212	13,689	—		(6,298)		(2,075)		21,528

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (Continued)
AS OF JUNE 30, 2023
(in thousands, except share and per share amounts)

	INPX (Historical)	Pro Forma Adjustments for Divestiture of Shoom, SAVES, and Game Your Game	Pro Forma Adjustments for Subsequent Inpixon Equity Transactions		INPX Pro Forma As Adjusted	XTI (Historical)	Subsequent Financing Transactions of XTI		Transaction Accounting Adjustments		Autonomous Adjustments	Pro Forma Combined
		Note 1
Operating lease obligation, noncurrent	245	—	—		245	—	—		—		—	245
SBA loan	—	—	—		—	65	—		—			65
Convertible and promissory notes – related party, net of unamortized discounts and loan costs of $812,828 as of June 30, 2023	—	—	—		—	4,016	—		(2,029)	K	—	1,987
Total Liabilities	23,908	(2,587)	(4,864)		16,457	17,770	—		(8,327)		(2,075)	23,825

Stockholders’ Equity (Deficit)
Series 4 Convertible Preferred Stock	—	—	—		—	—	—		—		—	—
Series 5 Convertible Preferred Stock	—	—	—		—	—	—		—		—	—
Common Stock	43	—	41	A	127	35	—		7	I	—	316
			9	C			—		147	J
			34	B
Additional paid-in capital	346,799	(5,208)	5,678	A	354,430	21,588	44	E	500	F	—	39,546
			2,421	C					993	I
			4,740	B					(348,071)	J
									3,276	K
									5,583	L
									1,203	M
Treasury stock	(695)	—	—		(695)	—	—		695	J	—	—
Accumulated other comprehensive (loss) income	(189)	—	—		(189)	—	—		189	J	—	—
Accumulated deficit	(337,555)	—	—		(337,555)	(39,050)	—		(19,416)	H	—	(41,164)
									(1,000)	I
									355,857	J
Stockholders’ Equity Attributable to Inpixon	8,403	(5,208)	12,923		16,118	(17,427)	44		(37)		—	(1,302)

Non-controlling Interest	(1,866)	1,866	—		—	—	—		—		—	—

Total stockholders’ equity (deficit)	6,537	(3,342)	12,923		16,118	(17,427)	44		(37)		—	(1,302)
Total Liabilities and Stockholder’s Equity	$30,445	$(5,929)	$8,059		$32,575	$343	$44		$(8,364)		$(2,075)	$22,523

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(in thousands, except share and per share amounts)

	INPX (Historical)	Pro Forma Adjustments for Divestiture of Shoom, SAVES, and Game Your Game	Pro Forma Adjustments for Subsequent Inpixon Transactions	Spin-Off of CXApp	INPX Pro Forma As Adjusted	XTI (Historical)	Subsequent Financing Transactions of XTI	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma Combined
		Note 1		Note 2
Revenues	$5,161	$(2,434)	$—	$—	$2,727	$—	—	$—		$—		$2,727
Cost of revenues	1,180	(335)	—	—	845	—	—	—		—		845
Gross profit	3,981	(2,099)	—	—	1,882	—	—	—		—		1,882

Operating expenses:
Research and development	4,033	(1,631)	—	—	2,402	848	—	—		—		3,250
Sales and marketing	2,357	(1,095)	—	—	1,262	287	—	—		—		1,549
General and administrative	9,850	(636)	—	—	9,214	4,200	—	—		(935)	AA	12,479
Acquisition-related costs	687	—	—	—	687	—	—	—		—		687
Transaction Costs	1,443	—	—	—	1,443	—	—	—		(1,443)	BB	—
Amortization of intangibles	450	—	—	—	450	—	—	163	CC	—		613
Total operating expenses	18,820	(3,362)	—	—	15,458	5,335	—	163		(2,378)		18,578

Loss from operations	(14,839)	1,263	—	—	(13,576)	(5,335)	—	(163)		2,378		(16,696)

Other income (expense):
Interest income (expense), net	(3,481)	138	—	—	(3,343)	(503)	—	160	GG	—		(3,686)
Loan cost amortization			—	—	—	(44)	—	—		—		(44)
Change in value of Xeriant obligation			—	—	—	(196)	—	196	EE	—		—
Change in value of warrant liability			—			(126)	—					(126)
Other (expense) income	1,212	(60)	—	—	1,152	—	—	—		—		1,152
Unrealized gain/(loss) on equity securities	(58)	—	—	—	(58)	—	—	—		—		(58)
Total other income (expense)	(2,327)	78	—	—	(2,249)	(869)	—	356		—		(2,762)

Net Loss from continuing operations, before tax	(17,166)	1,341	—	—	(15,825)	(6,204)	—	193		2,378		(19,458)
Income tax provision	(2,485)	—	—	—	(2,485)	—	—	—		—		(2,485)
Net Loss from continuing operations	(19,651)	1,341	—	—	(18,310)	(6,204)	—	193		2,378		(21,943)

Loss from discontinued operations, net of tax	(4,856)	—	0	4,856	—	—	—	—		—		—
Net Loss	(24,507)	1,341	—	4,856	(18,310)	(6,204)	—	193		2,378		(21,943)

Net Loss Attributable to Non-controlling Interest	(667)	667	—	—	—	—	—	—		—		—

Net Loss Attributable to Common Stockholders	$(23,840)	$674	$—	$4,856	$(18,310)	$(6,204)	$—	$193		$2,378		$(21,943)

Net Loss Per Share – Basic and Diluted
Continuing Operations	$(0.92)											$(0.07)
Discontinued Operations	$(0.24)											$—
Net Loss Per Share – Basic and Dilutive	$(1.16)											$(0.07)

Weighted Average Shares Outstanding
Basic and Diluted	20,600,208											316,101,961

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022
(in thousands, except share and per share amounts)

	INPX (Historical)	Pro Forma Adjustments for Divestiture of Shoom, SAVES, and Game Your Game	Pro Forma Adjustments for Subsequent Inpixon Transactions		Spin-Off of CXApp	INPX Pro Forma As Adjusted	XTI (Historical)	Subsequent Financing Transactions of XTI	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma Combined
		Note 1			Note 2
Revenues	$10,948	$(4,839)	$—		$—	$6,109	$—	$—	$—		$—		$6,109
Cost of revenues	3,425	(1,304)	—		—	2,121	—	—	—		—		2,121
Gross profit	7,523	(3,535)	—		—	3,988	—	—	—		—		3,988

Operating expenses:
Research and development	8,338	(3,854)	—		—	4,484	2,964	—	—		—		7,448
Sales and marketing	3,876	(1,662)	—		—	2,214	729	—	—		—		2,943
General and administrative	15,520	(1,466)	—		—	14,054	10,669	—	—		(1,169)	AA	23,554
Acquisition-related costs	410	—	—		—	410	—	—	20,416	DD	—		20,826
Impairment of goodwill	6,659	(5,476)	—		—	1,183	—	—	—		—		1,183
Amortization of intangibles	1,526	(639)	—		—	887	—	—	337	CC	—		1,224
Total operating expenses	36,329	(13,097)	—		—	23,232	14,362	—	20,753		(1,169)		57,178

Loss from operations	(28,806)	9,562	—		—	(19,244)	(14,362)	—	(20,753)		1,169		(53,190)

Other income (expense):
Interest income (expense), net	(677)	77	360	FF	—	(240)	(790)	—	320	GG	—		(710)
Loan cost amortization	—	—	—		—	—	(88)	—	—		—		(88)
Income from stock option forfeitures	—	—	—		—	—	14,470	—	—		—		14,470
Change in value of warrant liability	—	—	—		—	—	12	—	—		—		12
Change in value of Xeriant obligation	—	—	—		—	—	331	—	(331)	EE	—		—
Other expense, net	693	(71)	—		—	622	—	—	—		—		622
Unrealized loss on equity method investment	(1,784)	—	—		—	(1,784)		—	—		—		(1,784)
Unrealized gain/(loss) on equity securities	(7,904)	—	—		—	(7,904)	—	—	—		—		(7,904)
Total other income (expense)	(9,672)	6	360		—	(9,306)	13,935	—	(11)		—		4,618

Net Loss from continuing operations, before tax	(38,478)	9,568	360		—	(28,910)	(427)	—	(20,764)		1,169		(48,572)
Income tax provision	249	36	—		—	285	—	—	—		—		285
Net Loss from continuing operations	(38,229)	9,604	360		—	(28,625)	(427)	—	(20,764)		1,169		(48,287)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS — (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2022
(in thousands, except share and per share amounts)

	INPX (Historical)	Pro Forma Adjustments for Divestiture of Shoom, SAVES, and Game Your Game	Pro Forma Adjustments for Subsequent Inpixon Transactions	Spin-Off of CXApp	INPX Pro Forma As Adjusted	XTI (Historical)	Subsequent Financing Transactions of XTI	Transaction Accounting Adjustments	Autonomous Entity Adjustments	Pro Forma Combined
		Note 1		Note 2
Loss from discontinued operations, net of tax	(28,075)	—	—	28,075	—	—	—	—	—	—
Net Loss	(66,304)	9,604	360	28,075	(28,625)	(427)	—	(20,764)	1,169	(48,287)

Net Loss Attributable to Non-controlling Interest	(2,910)	2,910	—	—	—	—	—	—	—	—

Net Loss Attributable to Stockholders	(63,394)	6,694	360	28,075	(28,625)	(427)	—	(20,764)	1,169	(48,287)
Accretion of Series 7 Preferred Stock	(4,555)	—		—	(4,555)	—		—	—	(4,555)
Accretion of Series 8 Preferred Stock	(13,090)	—		—	(13,090)	—		—	—	(13,090)
Deemed dividend for the modification related to Series 8 Preferred Stock	(2,627)	—		—	(2,627)	—		—	—	(2,627)
Deemed contribution for the modification related to Warrants issued in connection with Series 8 Preferred Stock	1,469	—		—	1,469	—		—	—	1,469
Amortization premium – modification related to Series 8 Preferred Stock	2,627	—		—	2,627	—		—	—	2,627
Net Loss Attributable to Common Stockholders	$(79,570)	$6,694	$360	$28,075	$(44,801)	$(427)	$—	$(20,764)	$1,169	$(64,463)

Net Loss Per Share – Basic and Diluted
Continuing Operations	$(22.08)									$(0.20)
Discontinued Operations	$(12.04)									$—
Net Loss Per Share – Basic and Dilutive	$(34.12)									$(0.20)

Weighted Average Shares Outstanding
Basic and Diluted	2,332,041									316,101,961

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1.    Basis of Presentation

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Merger. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Merger and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of XTI and Inpixon and subsidiaries.

Unaudited Pro Forma Condensed Combined Balance Sheet

Note 1:    Derived from the balance sheet items as of June 30, 2023 of Shoom, SAVES, and Game Your Game that will be divested in tandem with the Merger.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2023

Note 1:    Derived from the statement of operations of Shoom, SAVES, and Game Your Game for the six months ended June 30, 2023.

Note 2:    To remove discontinued operations related to the CXApp spin-off which was completed in March 2023. Derived from the unaudited condensed consolidated statement of operations of Inpixon and its subsidiaries for the six months ended June 30, 2023, as presented in the Company’s quarterly 10-Q filing.

For the Year Ended December 31, 2022

Note 1:    Derived from the statement of operations of Shoom, SAVES, and Game Your Game for the year ended December 31, 2022.

Note 2:    To remove discontinued operations related to the CXApp spin-off which was completed in March 2023.

Note 2.    Accounting Policies and Reclassifications

Upon consummation of the Merger, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of Legacy XTI. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3.    Estimated Purchase Price Consideration

Estimated purchase price of approximately $14,945,000 related to the Merger is comprised of the following components (in thousands):

Fair value of Common Stock	$13,535
Fair value of Warrants	1,410
Total Equity Consideration	$14,945

The fair value of common stock of approximately $13,535,000 included in the total equity consideration is based on Inpixon’s closing share price of $0.106 on October 24, 2023. The fair value of common stock included in the estimated purchase price will change based on fluctuations in the share price of Inpixon’s common stock and the number of equity instruments held by preexisting shareholders of Inpixon on the closing date.

The Merger will be considered a reverse acquisition. As such, the acquisition-date fair value of the consideration transferred is calculated based on the number of equity interests held by Inpixon’s preexisting shareholders and retained post-combination. The Company determined the estimated fair value of common stock included in consideration to be calculated based on the Inpixon’s common stock outstanding of 127,688,550 multiplied by the price of Inpixon’s common stock on October 24, 2023. The Company determined the stock price of Inpixon will be utilized in determining fair value as it is more reliably measurable than the value of the Legacy XTI’s (accounting acquirer) equity interests given it is not a publicly traded entity prior to the Merger.

The fair value of warrants of approximately $1,410,000 included in the total equity consideration represents 141,000,000 warrants outstanding by the Company. The fair value of the warrants was determined using level 3 inputs utilizing a Monte-Carlo simulation. The Company determined the fair value of the 141,000,000 warrants outstanding approximates its redemption value of $0.01 per warrant.

The fair value of certain consideration related to additional warrants to purchase Inpixon common stock outstanding immediately prior to the consummation of the Merger and equity incentive awards which will remain outstanding with the combined company were not deemed to be significant and were not included in the purchase price consideration for pro forma purposes.

The fair value of common stock included in the estimated purchase price will depend on the market price of Inpixon’s common stock when the Merger is consummated. The Company believes that a 10% fluctuation in the market price of its common stock is reasonably possible based on historical volatility, and the potential effect on purchase price would be:

	Company’s share price	Fair Value of Common Stock Included in Consideration (in thousands)	Total Equity Consideration (in thousands)
As presented	$0.1060	$13,535	$14,945
10% increase	$0.1166	$14,888	$16,298
10% decrease	$0.0954	$12,181	$13,591

Note 4.    Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Merger and related transactions and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Merger and related transactions and has been prepared for informational purposes only. The Company has elected not to present management adjustments and will only be presenting transaction accounting adjustments and autonomous entity adjustments in the unaudited pro forma condensed combined financial information. The autonomous entity adjustments are management estimates to reflect costs of the IIoT business line being a standalone entity.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of shares of the combined company Common Stock outstanding, assuming the Merger and related transactions occurred on January 1, 2022.

Pro Forma Adjustments for Subsequent Inpixon Equity Transactions

The pro forma adjustments for subsequent Inpixon equity transactions represent significant transactions completed by the Company subsequent to June 30, 2023 are as follows:

A.     To account for the issuance of 41,393,825 shares of common stock issued by Inpixon at various dates between July 1, 2023 to October 24, 2023 with gross proceeds of approximately $5,719,000.

B.      To account for the issuance of 34,140,504 shares of common stock issued by Inpixon at various dates between July 1, 2023 to October 24, 2023 related to the conversion of debt and interest of approximately $4,774,000.

C.     To account for the exercise of 9,000,000 liability classified warrants between July 1, 2023 and August 14, 2023 resulting in the issuance of 9,000,000 shares of common stock at an exercise price of $0.26 per warrant with gross proceeds of approximately $2,340,000.

D.     To account for the purchase of a convertible note from Damon in an aggregate principal amount of $3,000,000 for a purchase price of $3,000,000. The full principal balance and interest on the convertible note will automatically convert into common shares of Damon upon the public listing of Damon.

Pro Forma Adjustments for Subsequent XTI Financing Transactions

The pro forma adjustments for subsequent XTI financing transactions represent significant transactions completed by XTI subsequent to June 30, 2023 are as follows:

E.      To account for the issuance of 35,200 shares of common stock and 22,000 equity classified warrants on July 19, 2023 with gross proceeds of approximately $44,000.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2023 are as follows:

F.      To settle XTI’s obligation related to Brody’s 2021 Promissory Note with a principal balance of $1,007,000 and accrued interest of $61,000 as of June 30, 2023, which will be settled at the closing of the Merger. The principal and accrued interest will be settled through cash payment of $568,000 and issuance of common shares of the combined company at fair value of $500,000. The total amount settled through cash and issuance of common shares was approximately $1,068,000.

G.     To eliminate the promissory note of $450,000 and associated accrued interest of approximately $10,000 entered into by Inpixon and Legacy XTI as of June 30, 2023. The total amount of $460,000 will be accounted for as an intercompany transaction and eliminated upon consolidation of the combined company. Interest income is reflected net of interest expense on the Unaudited Pro Forma Condensed Combined Statement of Operations, and no pro forma adjustment is required.

H.     Represents estimated non-recurring transaction costs of approximately $19,377,000 that are expected to be incurred subsequent to June 30, 2023. The estimated transaction costs are inclusive of advisory, banking, printing, legal and accounting fees, as well as employee incentive amounts incurred in connection with the Merger. Total estimated transaction costs expected to be incurred by Inpixon and Legacy XTI in connection with the Merger are estimated to be $17,989,000 and $4,191,000, respectively. As of June 30, 2023, $2,803,000 of the total combined estimated costs of $22,180,000 were accrued by Legacy XTI and Inpixon and were not included in the pro forma adjustment. As such, the pro forma adjustment related to Legacy XTI represents accrued transaction costs of $2,075,000. Inpixon estimated transaction costs to be incurred subsequent to June 30, 2023 are expected to be paid at the close of the Merger and therefore $17,989,000 is reflected as a pro forma adjustment to cash. Legacy XTI transaction costs expected to be paid at the close of the Merger in cash total $2,956,000. Transaction costs for Inpixon and Legacy XTI that are expected to be paid at the close of the Merger are presented as cash paid at closing, to the extent cash is available. Therefore, approximately $4,230,000 of transaction costs will be accrued as of June 30, 2023 and payment funded post close of the Merger.

I.       Represents the issuance of common stock to Maxim Group, LLC as payment for its services associated with the Merger, which have a fair value of approximately $1,000,000.

J.       Represents adjustments for the estimated preliminary purchase price allocation for the Merger. The preliminary calculation of total consideration is presented below as if the Merger was consummated on June 30, 2023:

Fair Value (in thousands)
Equity consideration(1)	$14,945
Total consideration	$14,945

Assets acquired:
Cash and cash equivalents	$10,000
Accounts receivable	872
Notes and other receivables	724
Inventory	2,152
Prepaid assets and other current assets	2,052
Property and equipment	343
Other assets	589
Tradename & trademarks	1,285
Proprietary technology	4,073
Customer relationships	1,926
In-process research and development	459
Goodwill	5,205
Total assets acquired	29,680

Liabilities assumed:
Accounts payable	664
Accrued liabilities	2,459
Operating lease obligation	445
Deferred revenue	376
Warrant liability	1,410
Short term debt	9,381
Total liabilities assumed	14,735
Estimated fair value of net assets acquired	$14,945

____________

(1)      See Note 3

Below is a summary of intangible assets identified and acquired in connection with the Merger based on the preliminary purchase price allocation and the resulting adjustments to recognize the step-up in basis:

Identified Intangible Assets (in thousands)	Fair Value	Fair Value Adjustment	Useful Life (Years)
Tradename & trademarks	$1,285	$1,175	5.00
Proprietary technology	4,073	2,560	7.00
Customer relationships	1,926	1,076	5.00
In-process research and development	459	459	Indefinite
IP Agreement	—	(51)	N/A
Non-complete Agreements	—	(49)	N/A
Total	$7,743	$5,170

Approximately $5,205,000 has been allocated to goodwill pursuant to the preliminary purchase price allocation. Goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event that the value of goodwill or other intangible assets have become impaired, an accounting charge for impairment during the period in which the determination is made may be recognized.

An adjustment of $1,098,000 was also included to record the assumed debt at fair value, which is due within one year.

This adjustment also eliminates the pro forma historical equity of Inpixon of approximately $4,112,000 in accordance with the acquisition accounting at closing. This adjustment also reflects the incremental issuance of 164,523,938 shares of the combined company Common Stock, which represents total of 199,347,162 shares of the combined company Common Stock to preexisting XTI shareholders less 34,823,224 shares outstanding of Legacy XTI that were cancelled and replaced. Additionally, this adjustment accounts for the merger consideration in excess of common stock at closing as additional paid-in capital.

K.     Represents the conversion of XTI’s convertible notes and promissory notes and associated accrued interest to equity with a fair value of approximately $3,276,000 at the date of the Merger. The pro forma adjustment reduces the principal balance and accrued interest balance in the amount of $2,657,000 and $619,000, respectively. The only debt expected to remain outstanding is related to Denehy Note convertible note which had a principal and accrued interest balance of $1,987,000 and $28,000, respectively, as of June 30, 2023. The principal balance of $1,987,000 related to the Denehy Note will become due in December 2026. In addition, a promissory note that had a principal and accrued interest balance of $125,000 and $3,000, respectively, as of June 30, 2023 will also remain outstanding. The promissory note is due within 30 days of closing of the Merger or in January 2024, whichever occurs first.

L.      Represents the conversion of XTI’s JV liability to equity of approximately $5,583,000 on the consummation of the Merger.

M.     Represents the conversion of Inpixon’s short term debt to equity related to the Solutions Divestiture of approximately $1,203,000 prior to consummation of the Merger.

Autonomous Entity Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The autonomous entity adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2023 are as follows:

N.     To account for the payment of accrued transaction costs of approximately $2,075,000 related to the CXApp spin-off which was completed in March 2023 and is required to be settled by Inpixon prior to the consummation of the Merger.

Autonomous Entity Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The autonomous entity adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2023 and the year ended December 31, 2022 are as follows:

AA.  Represents the removal of Inpixon’s CEO, CFO, and internal legal counsel costs for the six months ended June 30, 2023 and the year ended December 31, 2022 of approximately $935,000 and $1,169,000, respectively, as these costs will not be incurred by the combined company.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2023 and the year ended December 31, 2022 are as follows:

BB.   Represents incremental adjustments to intangible asset amortization for the step-up in basis of intangible assets subject to amortization acquired in connection with the Merger assuming the Merger occurred on January 1, 2022. The following table is a summary of information related to certain intangible assets acquired, including information used to calculate the amortization expense for each period presented:

			Amortization for Period
Identified Intangible Assets (in thousands)	Fair Value	Years of Amortization	Six Months Ended June 30, 2023	Year Ended December 31, 2022
Tradename & trademarks	$1,285	5.00	$129	$257
Proprietary technology	4,073	7.00	291	582
Customer relationships	1,926	5.00	193	385
In-process research and development	459	Indefinite	—	—
Total amortization expense			$613	$1,224

CC.   Reflects the estimated transaction costs of approximately $23,180,000 to be expensed as if incurred on January 1, 2022, the date the Merger occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item. Below represents a summary of the transaction costs associated with the Merger (in thousands).

Third party fees (legal, accounting, investment, etc.)	$2,700
Bonuses/incentives in connection with Merger	1,530
Estimated Legacy XTI transaction costs	4,230

Third party fees (legal, accounting, investment, etc.)	2,500
Bonuses/incentives in connection with Merger	13,196
Severance packages in connection with Merger	2,293
Estimated Inpixon transaction costs	17,989
Resulting Company transaction costs (Maxim Group, LLC)	1,000
Total Estimated Transaction Costs	$23,219

Of the amounts above approximately $2,678,000 had previously been expensed. As such, $20,502,000 was expensed on the statement of operations. See Note G and Note H for pro forma adjustments related to accounting of additional transaction costs expected to be incurred subsequent to June 30, 2023 on the Balance Sheet.

DD.   Represents adjustment to remove the change in fair value related to Legacy XTI’s JV obligation which is to be converted into equity at the time of the Merger. The Change in fair value for the six months ended June 30, 2023 represented a gain of $196,000. The change in fair value for the year ended December 31, 2022 represented a loss of $331,000.

EE.   Represents adjustment to remove $1,443,000 in expenses that were incurred for the six months ended June 30, 2023 regarding the CXApp spin-off which was completed in March 2023.

Note 5.    Net Loss per Share

Net loss per share was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Merger and the related transactions, assuming the shares were outstanding since January 1, 2022. As the Merger and the related transactions are being reflected as if they had occurred at the beginning of the earliest period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Merger and related transactions have been outstanding for the entirety of all periods presented.

The unaudited pro forma condensed combined financial information has been prepared for the six months ended June 30, 2023 and for the year ended December 31, 2022 (in thousands, except share and per share data):

	Six Months Ended June 30, 2023(1)	Year Ended December 31, 2022(1)
	Common Stock	Common Stock
Pro forma net loss attributable to common stockholders	$(22,103)	$(65,143)
Weighted average shares outstanding – basic and diluted	333,563,127	333,563,127
Pro forma net loss per share attributable to common stockholders – basic and diluted	$(0.07)	$(0.20)
Excluded securities:(2)
Options	58,258,551	58,258,551
Warrants	183,397,531	183,397,531
Convertible preferred stock	13	13
Convertible notes	9,123,893	9,123,893

____________

(1)      Pro forma net loss per share includes the related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information.”

(2)      The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive. The total amount of dilutive warrants include 75 million warrants that were issued in May 2023, after factoring in a 2-1 reverse stock split and the exercise of 9 million warrants that occurred subsequent to June 30, 2023.

Note 6.    Reverse Stock Split Adjustments

The Inpixon Reverse Stock Split, at a ratio of at a minimum of 1-for-2 and a maximum of 1-for-50, has been approved by Inpixon’s stockholders. Inpixon is seeking approval from Inpixon stockholders to increase the maximum reverse split ratio from 1-for-50 to 1-for-200 at the Inpixon special meeting. The Inpixon Reverse Stock Split, once implemented, will reduce the number of shares of Inpixon Common Stock outstanding in proportion to the reverse split ratio to be determined in the discretion of Inpixon’s Board of Directors.

The following tables show the effects on the unaudited pro forma condensed combined balance sheet as of June 30, 2023 of a 1-for-2, 1-for-25, and 1-50 reverse stock split (the low, mid, and high points of the reverse split ratio range).

	Reverse Split Ratio
	Pre-Split	1-for-2	1-for-25	1-for-50
Pro Forma Balance Sheet:
Stockholders’ equity:
Common stock	$334	$167	$13	$7
Additional paid-in capital	39,528	39,695	39,849	39,855
Accumulated deficit	(41,164)	(41,164)	(41,164)	(41,164)
Total stockholders’ equity	$(1,302)	$(1,302)	$(1,302)	$(1,302)

The reverse stock split will have no effect on the total assets and total liabilities included in the unaudited pro forma condensed combined balance sheet as of June 30, 2023.

The following tables show the effects on the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2023 and for the year ended December 31, 2022 (in thousands, except share and per share data).

	Reverse Split Ratio
	Pre-Split	1-for-2	1-for-25	1-for-50
Pro Forma Statement of Operations:
For the Six Months Ended June 30, 2023
Net loss	$(22,103)	$(22,103)	$(22,103)	$(22,103)
Loss per share – basic and diluted	$(0.07)	$(0.13)	$(1.66)	$(3.31)
Weighted average shares outstanding – basic and dilutive	333,563,127	166,781,563	13,342,522	6,671,260

For the Year Ended December 31, 2022
Net loss	$(65,143)	$(65,143)	$(65,143)	$(65,143)
Loss per share – basic and diluted	$(0.20)	$(0.39)	$(4.88)	$(9.76)
Weighted average shares outstanding – basic and dilutive	333,563,127	166,781,563	13,342,522	6,671,260

Excluded securities(1):
Options	58,258,551	29,129,274	2,330,340	1,165,169
Warrants	183,397,531	91,698,765	7,335,900	3,667,950
Convertible preferred stock	13	6	—	—
Convertible debt	9,123,893	4,561,946	364,956	182,478

____________

(1)      The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share for the six months ended June 30, 2023 and the year ended December 31, 2022, basic and diluted, because their effect would have been anti-dilutive.

The reverse stock split will have no effect on the operating expenses and non-operating income (expense) included in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 and for the year ended December 31, 2022.

DESCRIPTION OF INPIXON CAPITAL STOCK

The following description of Inpixon’s capital stock is not complete and may not contain all the information you should consider before investing in Inpixon’s capital stock. This description is summarized from, and qualified in its entirety by reference to, the Inpixon Articles of Incorporation and the Inpixon Bylaws to be effective upon the Effective Time, which are filed as Exhibits 3.1 and 3.2 to the Registration Statement. The following information does not give effect to any Inpixon Reverse Stock Split. Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to Inpixon.

Authorized and Outstanding Capital Stock

We have 505,000,000 authorized shares of capital stock, par value $0.001 per share, of which 500,000,000 were shares of common stock and 5,000,000 were shares of “blank check” preferred stock.

Common Stock

The holders of our common stock are entitled to one vote per share. In addition, the holders of our common stock will be entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds; however, the current policy of our board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of our board of directors and issued in the future.

Anti-Takeover Effects of Nevada Law and our Articles of Incorporation and Bylaws

Our articles of incorporation, our bylaws and the Nevada Revised Statutes contain provisions that could delay or make more difficult an acquisition of control of our company not approved by our board of directors, whether by means of a tender offer, open market purchases, proxy contests or otherwise. These provisions have been implemented to enable us to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interest of our company and our stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors.

Set forth below is a description of the provisions contained in our articles of incorporation, bylaws and Nevada Revised Statutes that could impede or delay an acquisition of control of our company that our board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our articles of incorporation and bylaws, forms of each of which are included as exhibits to the registration statement of which this prospectus forms a part.

Authorized But Unissued Preferred Stock

We are currently authorized to issue a total of 5,000,000 shares of preferred stock. Our articles of incorporation provide that the board of directors may issue preferred stock by resolutions, without any action of the stockholders. In the event of a hostile takeover, the board of directors could potentially use this preferred stock to preserve control.

Filling Vacancies

Nevada law and our bylaws establish that any vacancies on the board of directors may be filled by a majority of the remaining directors then in office, even though less than a quorum of the board, or by a sole remaining director. A vacancy in the board of directors created by the removal of a director, and not otherwise filled by the remaining directors, may be filled by the vote of a plurality of the votes cast at the annual meeting of the stockholders or at a duly called special meeting at which a quorum is present, or by the written consent of the holders of a majority of the outstanding Inpixon shares.

Removal of Directors

The provisions of our bylaws may make it difficult for our stockholders to remove one or more of our directors. Nevada law and our bylaws provide that the entire board of directors, or any individual director, may be removed from office only by vote of the holders of capital stock representing not less than two-thirds of the voting power of the issued and outstanding capital stock entitled to vote. Under Nevada law, whenever the holders of any class or series of shares are entitled to elect one or more directors, unless otherwise provided in the articles of incorporation, removal of any such director requires only two-thirds of the holders of that class or series, and not the votes of the outstanding shares as a whole.

Board Action Without Meeting

Our bylaws provide that the board may take action without a meeting if all the members of the board consent to the action in writing. Board action through consent allows the board to make swift decisions, including in the event that a hostile takeover threatens current management.

No Cumulative Voting

Our bylaws and articles of incorporation do not provide the right to cumulate votes in the election of directors. This provision means that the holders of a plurality of the shares voting for the election of directors can elect all of the directors. Non-cumulative voting makes it more difficult for an insurgent minority stockholder to elect a person to the board of directors.

Stockholder Proposals

Except to the extent required under applicable laws, we are not required to include on our proxy card, or describe in our proxy statement, any information relating to any stockholder proposal and disseminated in connection with any meeting of stockholders.

Amendments to Articles of Incorporation and Bylaws

Nevada law and our articles of incorporation give both the directors and the stockholders the power to adopt, amend or repeal the bylaws of the corporation. Any adoption, alteration, amendment, change or repeal of the bylaws by the stockholders requires an affirmative vote by a majority of the outstanding stock of the company. Any bylaw, including any bylaw that has been adopted by the stockholders may be amended or repealed by the board, unless otherwise prohibited by a bylaw adopted by the stockholders. Except for certain changes in connection with stock splits and a plan of merger, any proposal to amend, alter, change or repeal any provision of our articles of incorporation requires approval by a majority of the voting power of all of the classes of our capital stock entitled to vote on such amendment or repeal, voting together as a single class, and, if the proposed amendment would adversely alter or change any preference or any relative or other right of any class or series of outstanding shares, then also by the holders of shares representing a majority of the voting power of each class adversely affected.

Nevada Statutory Provisions

We are subject to Sections 78.378 through 78.3793, inclusive, of the NRS (the “Nevada Control Share Statute”), pertaining to the acquisition of controlling interests, apply to “issuing corporations” that are Nevada corporations doing business, directly or through an affiliate, in Nevada and having at least 200 stockholders of record, including at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation. Under those provisions, any person who acquires a controlling interest in a corporation may not exercise voting rights of any “control shares” unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special meeting of such stockholders held upon the request and at the expense of the acquiring person. The statute applies to acquisition of a “controlling interest” in ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one fifth or more but less than one third, (ii) one third or more but less than a majority or (iii) a majority or more of the voting power of the issuing corporation in the election of directors, and voting rights must be conferred by a majority of the disinterested stockholders as each threshold is reached and/or exceeded. “Control shares” also include shares acquired by persons acting in association with an acquiring person and those acquired within 90 days immediately preceding the date of the acquisition triggering the statute. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of such person’s shares pursuant to the Nevada dissenter’s rights statute.

The Nevada Control Share Statute does not apply to any acquisition of a controlling interest in an issuing corporation if the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by the acquiring person provide that the provisions of those sections do not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. Therefore, the board of directors of a Nevada corporation usually may unilaterally avoid the imposition of burdens imposed by the control share statute by amending the bylaws of the corporation in connection with a transaction. A Nevada corporation may impose stricter requirements if it so desires. We have not opted out of the provisions of the Nevada Control Share Statute in its articles of incorporation as currently in effect.

We are also subject to the provisions of Sections 78.411 through 78.444 of the NRS (the “Nevada Combinations Statute”) generally prohibit “combinations” including mergers, consolidations, sales and leases of assets, issuances of securities and similar transactions by a Nevada corporation, including Inpixon, having a requisite number of stockholders of record, with any person who beneficially owns (or any affiliate or associate of the corporation who within the previous two years owned), directly or indirectly, 10% or more of the voting power of the outstanding voting shares of the corporation (an interested stockholder), within two years after such person first became an interested stockholder unless (i) the board of directors of the corporation approved the combination or transaction by which the person first became an interested stockholder before the person first became an interested stockholder or (ii) the board of directors of the corporation has approved the combination in question and, at or after that time, such combination is approved at an annual or special meeting of the stockholders of the target corporation, and not by written consent, by the affirmative vote of holders of stock representing at least 60% of the outstanding voting power of the target corporation not beneficially owned by the interested stockholder or the affiliates or associates of the interested stockholder.

Beginning two years after the date the person first became an interested stockholder, a combination may also be permitted if the interested stockholder satisfies certain requirements with respect to the aggregate consideration to be received by holders of outstanding shares in the combination. The Nevada Combinations Statute does not apply to combinations with an interested stockholder after the expiration of four years from when the person first became an interested stockholder.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Nasdaq Capital Market Listing

Our common stock is currently traded on the Nasdaq Capital Market under the symbol “INPX.”

COMPARISON OF RIGHTS OF HOLDERS OF INPIXON STOCK AND XTI STOCK

Inpixon is incorporated under the laws of the State of Nevada and therefore the rights of Inpixon stockholders are governed by the Nevada Revised Statutes, whereas XTI is incorporated under the laws of the State of Delaware and therefore the rights of XTI stockholders are governed by the DGCL. If the merger is completed, XTI stockholders will become stockholders of Inpixon, and their rights will be governed by the Nevada Revised Statutes, the Inpixon Bylaws and the Inpixon Articles of Incorporation.

The table below summarizes the material differences between the current rights of XTI’s stockholders under the DGCL and the XTI Certificate of Incorporation and the XTI Bylaws (each as amended, as applicable, and as in effect immediately prior to the merger) and the rights of Inpixon stockholders, after the merger, under the Nevada Revised Statutes and the Inpixon Articles of Incorporation and Inpixon Bylaws (each as amended, as applicable, and as in effect immediately following the merger).

While XTI and Inpixon believe that the summary table below covers the material differences between the rights of XTI stockholders prior to the merger and the rights of Inpixon stockholders following the merger, the summary table below may not contain all of the information that is important to you. The summary table below is not intended to be a complete discussion of the respective rights of XTI’s stockholders prior to the merger, which are qualified in their entirety by reference to the DGCL, the XTI Certificate of Incorporation and the XTI Bylaws, and Inpixon’s stockholders following the merger, which are qualified in their entirety by reference to the Nevada Revised Statues (the “NRS”), the Inpixon Articles of Incorporation and the Inpixon Bylaws. You should carefully read this entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of XTI before the merger and being a stockholder of Inpixon after the merger. Inpixon has filed copies of the Inpixon Articles of Incorporation and Inpixon Bylaws with the SEC and will send copies of the documents referred to in this proxy statement/prospectus to you upon your request. XTI will also send copies of its documents referred to in this proxy statement/prospectus to you upon your request. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

Current XTI Stockholder Rights Versus Post-Merger Inpixon Stockholder Rights

Provision	XTI (Pre-Merger)	Inpixon (Post-Merger)
Authorized Capital Stock; Directors; Elections; Voting; Procedural Matters; Other Rights
Authorized Capital Stock	XTI is authorized to issue up to 100 million shares of common stock.	Inpixon is authorized to issue up to 505 million shares of capital stock, of which 500 million are designated as common stock and 5 million are designated as preferred stock.
Number of Directors

The XTI Bylaws provide that (i) unless the XTI Certificate of Incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of the XTI Board and (ii) each member of the XTI Board must be a natural person. The XTI Certificate of Incorporation does not fix the number of directors.

Inpixon’s Bylaws provide that the size of the Inpixon Board shall not be less than 1 nor more than 9. There will be five or seven directors serving on the Inpixon Board.
There currently are three directors serving on the XTI Board.
Stockholder Nominations and Proposals

An XTI stockholder may nominate one or more natural persons for election to the XTI Board or propose any other business to be considered by XTI’s stockholders at an annual meeting in any manner permitted by Delaware law.

An Inpixon stockholder may nominate one or more natural persons for election to the Inpixon Board or propose any other business to be considered by Inpixon’s stockholders at an annual meeting in any manner permitted by Nevada law. Pursuant to Inpixon’s Bylaws, the Inpixon Board may limit the business to be transacted at a special meeting to that specified in the notice of such meeting.

Provision	XTI (Pre-Merger)	Inpixon (Post-Merger)
Removal of Directors

Pursuant to the DGCL, the entire XTI Board or any individual director may be removed at any time, with or without cause, by the holders of a majority of the shares of XTI then entitled to vote generally in the election of directors.

Inpixon’s Bylaws provide that any director or the entire Inpixon Board may be removed as provided by Section 78.335 of the NRS by holders of two-thirds of the voting power of the outstanding shares of the outstanding capital stock subject to below.

Special Meetings

The XTI Bylaws provide that special meetings of stockholders may be called at any time by the XTI Board, the chairperson of the board, the chief executive officer or the president (in the absence of a chief executive officer) or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting who make a written request therefor in accordance with the applicable provisions of the XTI Bylaws.

Pursuant to Inpixon’s Bylaws, special meetings of the stockholders for any purpose or purposes whatsoever may be called at any time by the Chairman of the Board, the president or any vice president or the secretary or any two directors.

Notice of the time and place for special meetings shall be delivered personally or by telephone to each director or sent by first class mail or telegram, charges prepaid, addressed to each director at his or her address as it is shown in the records of the corporation. In case such notice is mailed, it shall be deposited in the United States mail at least four days prior to the time of holding the meeting. In case such notice is delivered personally, or by telephone or telegram, it shall be delivered personally or be telephone or to the telegram company at least 48 hours prior to the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated to either the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate same to the director. The notice need not specify the purpose of the meeting, nor the place, if the meeting is to be held at the principal executive office of the corporation.

Voting By Stockholders

The XTI Bylaws provide that, except as may be otherwise provided in the XTI Certificate of Incorporation, each XTI stockholder entitled to vote at a meeting of stockholders is entitled to one vote for each share of XTI capital stock held by such stockholder which has voting power upon the matter in question.

The XTI Bylaws provide that except as required by law, the XTI Certificate of Incorporation or another provision of the XTI Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders on all matters. The XTI Bylaws provide, however, that except as required by law or the XTI Certificate of Incorporation, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The holders of the Inpixon common stock are entitled to one vote for each share of Inpixon common stock held at all meetings of stockholders (and written actions in lieu of meetings).

The members of the Inpixon Board shall be elected by a majority of the votes cast at a meeting of stockholders, by the holders of shares of stock present in person or by proxy, entitled to vote in the election.

Provision	XTI (Pre-Merger)	Inpixon (Post-Merger)

Under the DGCL, stockholders of a Delaware corporation are not entitled to cumulate their votes in the election of directors unless the corporation’s certificate of incorporation expressly provides for such cumulative voting. The XTI Certificate of Incorporation does not provide for such cumulative voting.

Vacancies

The XTI Bylaws provide that unless otherwise provide by the XTI Certificate of Incorporation or another provision of the XTI Bylaws, any vacancies on the XTI Board and any newly created directorships resulting from an increase in the authorized number of directors, are permitted to be filled by a majority vote of the directors then in office, even if less than a quorum, or by a sole remaining director. Under the DGCL, the stockholders may also fill vacancies on the XTI Board and any newly created directorships resulting from an increase in the authorized number of directors.

Vacancies on the Inpixon Board may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director. Each director so elected shall hold office until the next annual meeting of the stockholders and until a successor has been elected and qualified. The stockholders may elect a director or directors at any time to fill any vacancy or vacancies, not otherwise filled by the remaining directors, but any such election by written consent shall require the consent of a majority of the outstanding shares entitled to vote.

Stockholder Action by Written Consent

Under the DGCL, stockholders of a Delaware corporation are entitled to act by consent in lieu of a meeting unless otherwise provided in the corporation’s certificate of incorporation. The XTI Certificate of Incorporation does not restrict the ability of XTI’s stockholders to act by consent in lieu of a meeting and XTI Bylaws provide that any action which may be taken or is required by the DGCL to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which the holders of all shares entitled to vote thereon were present and voted.

Pursuant to Section 78.320 of the NRS, unless otherwise provided in the articles of incorporation or the bylaws of a company, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required. In no instance where action is authorized by written consent need a meeting of stockholders be called or notice given.

Provision	XTI (Pre-Merger)	Inpixon (Post-Merger)
Notice of Stockholder Meeting

The XTI Bylaws provide that whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

The XTI Bylaws further provide that except as otherwise provided in the DGCL, the XTI Certificate of Incorporation or the XTI Bylaws, the written notice of the meeting shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting.

Under Inpixon’s Bylaws, whenever stockholders are required or permitted to take any action at a meeting, a notice shall specify the place, the day and the hour of meeting, and (i) in case of a special meeting, the general nature of the business to be transacted and that no other business may be transacted, or (ii) in the case of an annual meeting, those matters which the board of directors, at the date of mailing of notice, intends to present for action by the stockholders. At any meetings where directors are elected, notice shall include the names of the nominees, if any, intended at the date of notice to be presented for election.

Unless otherwise provided by law, the Inpixon Articles of Incorporation or the Bylaws, the notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting.

Registration Rights	None.	None.
Declaration and Payment of Dividends

The DGCL provides that, subject to any restrictions in a corporation’s certificate of incorporation, dividends may be declared and paid on shares of the corporation’s capital stock out of its “surplus” or, in case there is no such “surplus,” out of its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Under the DGCL, dividends may not be declared out of net profits, however, if the corporation’s capital has been diminished by depreciation in the value of its property or by losses or otherwise to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired.

The XTI Bylaws provide that the XTI Board, subject to any restrictions contained in the XTI Certificate of Incorporation or applicable law, may declare and pay dividends upon the shares of XTI’s capital stock.

Under Nevada law, distributions may not be made if, after giving them effect, either i) the corporation would be unable to pay its debts as they become du in the usual course of business or ii) except as otherwise specifically allowed by the articles of incorporation, the corporation’s total assets would be less than: (x) the sum of its total liabilities; and (y) the amount needed, if the corporation were dissolved immediately after the distribution, to satisfy the preferential rights on dissolution of shares of any class or series of the corporation’s capital stock having preferential rights superior to those receiving the distribution.

Inpixon’s Bylaws provide that subject to the provisions of the NRS, dividends and other distributions may be declared and paid out of any funds available, as often, and at such time or times as Inpixon’s board of directors may determine.

Provision	XTI (Pre-Merger)	Inpixon (Post-Merger)
Rights of Dissent and Appraisal

Under Section 262 of the DGCL, stockholders of a Delaware corporation may, subject to certain conditions, be entitled to exercise appraisal rights in connection with certain mergers, consolidations or conversions to which the corporation is a constituent party pursuant to which stockholders properly exercising appraisal rights may obtain an adjudication by the Delaware Court of Chancery of the “fair value” of their shares payable in cash.

Under Sections 92A.300 to 92A.500, inclusive, of the NRS, stockholders of a Nevada corporation may, subject to certain conditions, be entitled to dissent from a transaction and demand payment of the fair value of such stockholder’s shares in the event of certain corporate actions, including certain mergers.

Preemptive Rights

The DGCL provides that no stockholder of a Delaware corporation has any preemptive right to subscribe to an additional issuance of stock or any securities convertible into stock unless and to the extent that such right is expressly granted to such stockholder in the corporation’s certificate of incorporation. The XTI Certificate of Incorporation does not expressly grant such rights. Thus, if additional shares of XTI common stock are issued, the current XTI stockholders will own a proportionately smaller interest in a larger number of outstanding shares of XTI common stock to the extent that they do not participate in the additional issuance.

Under the NRS, Inpixon’s stockholders of a corporation do not have a preemptive right to acquire the corporation’s shares except to the extent the corporations’ articles of incorporation so provide, and Inpixon’s articles of incorporation do not provide any preemptive rights. Thus, if additional shares of Inpixon common stock are issued, the current Inpixon stockholders will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.

Forum Selection

The DGCL permits the certificate of incorporation or bylaws of a Delaware corporation, consistent with applicable jurisdictional requirements, to require that all internal corporate claims (including claims in the right of the corporation that are based upon a violation of duty by a current officer, director or stockholder of the corporation in such capacity) solely and exclusively in any or all of the courts of the State of Delaware. The XTI Certificate of Incorporation and Bylaws do not provide for an exclusive forum with respect to any internal corporate claims.

Under Nevada law, the articles of incorporation or bylaws of a corporation may require, to the extent not inconsistent with any applicable jurisdictional requirements and the laws of the United States, that any, all or certain (a)  concurrent jurisdiction actions must be brought solely or exclusively in the specified court or courts; and (b)  internal actions must be brought solely or exclusively in the specified court or courts, which must include at least one court in Nevada. “Concurrent jurisdiction action” means any action, suit or proceeding against the corporation or any of its directors or officers, that asserts a cause of action under the laws of the United States and that could be properly commenced in either a federal forum or a forum of this State or any other state; and is brought by or in the name or on behalf of the corporation; any stockholder of the corporation; or any subscriber for, or purchaser or offeree of, any shares or other securities of the corporation. “Internal action” means any action, suit or proceeding brought in the name or right of the corporation or on its behalf, for or based upon any breach of any fiduciary duty owed by any director, officer, employee or agent of the corporation in such capacity; or arising pursuant to, or to interpret, apply, enforce or determine the validity of, any provision of Nevada corporate law, the articles of incorporation or bylaws of the Nevada corporation or certain voting agreements.

Provision	XTI (Pre-Merger)	Inpixon (Post-Merger)
Neither the Inpixon Articles of Incorporation nor the Inpixon Bylaws provides for an exclusive forum with respect to such actions.
Indemnification of Officers and Directors and Advancement of Expenses; Limitation on Personal Liability
Indemnification

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, which indemnification may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

The XTI Bylaws make the foregoing indemnification permitted by Section 145 of the DGCL mandatory as to persons who are or were directors or officers of XTI or are or were directors or officers of XTI serving at the request of XTI as directors, officers, employees or agents of another corporation partnership, joint venture, trust or other enterprise. Notwithstanding the foregoing provision of the XTI Bylaws, XTI is not required to indemnify such persons (i) in connection with any action, suit or proceeding (or part thereof) initiated by such

Section 78.7502 of the NRS generally permits a corporation to indemnify any director or officer who acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of a nonderivative action involving a criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful). Under the NRS, the person seeking indemnity may also be indemnified if he or she is not liable for his or her actions under Nevada law as described under “Limitations on Personal Liability” below.

Under Inpixon’s Articles of Incorporation, to the fullest extent permitted by applicable law, Inpixon is authorized to provide indemnification of (and advancement of expenses to) any person (and any other persons to which the NRS permits Inpixon to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 78.7502 of the NRS.

Inpixon’s Bylaws provide that Inpixon shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Inpixon or, while a director or officer of Inpixon, is or was serving at the request of Inpixon as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person. Inpixon shall be required to indemnify such person in connection with a proceeding mentioned above (or part thereof) commenced by such person only if the commencement of such

Provision	XTI (Pre-Merger)	Inpixon (Post-Merger)

persons except (x) as otherwise required by law, (y) if the proceeding was authorized by the XTI Board or (z) if the initiation thereof was to enforce indemnification rights under the XTI Bylaws, (ii) in connection with any action, suit or proceeding (or part thereof) against such persons for accounting or disgorgement of profits pursuant to Section 16 of the Exchange Act or similar provisions of any state, local or federal statutory or common law, (iii) for amounts for which payment has been made to such persons under any statute, insurance policy or indemnification provision or (iv) if prohibited by applicable law.

Section 145 of the DGCL also empowers a Delaware corporation to indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without the requisite judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. The XTI Bylaws have made the foregoing indemnification mandatory as to persons who are or were directors or officers of XTI or are or were directors or officers of XTI serving at the request of XTI as directors, officers, employees or agents of another corporation partnership, joint venture, trust or other enterprise.

proceeding (or part thereof) by such person was authorized in the specific case by the Inpixon Board. Such indemnity shall not include any expenses incurred by such person relating to or arising from any proceeding in which Inpixon asserts a direct claim against such person, or such person asserts a direct claim against Inpixon, whether such claim is termed a complaint, counterclaim, crossclaim, third-party complaint or otherwise.

Pursuant to Inpixon’s Bylaws, Inpixon may purchase and maintain insurance on behalf of any person that Inpixon is permitted to indemnify in accordance with the Inpixon Bylaws against any liability asserted against any such person and incurred by such person whether or not Inpixon would have the power to indemnify such person against such liability under the NRS.

In addition, the XTI Certificate of Incorporation contains a provision requiring XTI to indemnify any officer or director of XTI who was or is made or threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of such person’s present or former service as a director or officer of XTI or at XTI’s request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred in connection with such action, suit or proceeding, except that XTI is not required to so indemnify with respect to an action, suit or proceeding initiated by such person unless the initiation was authorized by the XTI Board.

Provision	XTI (Pre-Merger)	Inpixon (Post-Merger)

Where a present or former director or officer of a Delaware corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, Section 145 of the DGCL requires the corporation to indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

Advancement of Expenses

Section 145 of the DGCL empowers a Delaware corporation to advance expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition thereof upon, in the case of current officers or directors, the corporation’s receipt of an undertaking by or on behalf of such officer or director to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the corporation as authorized by Section 145 of the DGCL.

Under the XTI Bylaws, expenses (including attorneys’ fees) incurred by an officer or director of XTI in defending any such action, suit or proceeding are required to be paid by XTI in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under the XTI Bylaws or the DGCL.

Notwithstanding the foregoing provision of the XTI Bylaws, XTI is not required to advance expenses (including attorneys’ fees) to an officer (unless such officer is or was a director) in any action, suit or proceeding if a determination is reasonably and promptly made (i) by a majority vote of the XTI directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, that facts known to the decision-making party at the time such so direct, by independent legal counsel in a written opinion, that facts known to the so direct, by independent legal counsel in a written opinion, that facts

Section 78.751 of the NRS provides that, unless otherwise restricted by the articles of incorporation, the bylaws or an agreement made by the corporation, a Nevada corporation may pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to be indemnified by the corporation, and the articles of incorporation, the bylaws or an agreement may require the corporation to pay such expenses upon receipt of such an undertaking.

Under Inpixon’s Bylaws, the Board of Directors may, in its discretion, cause the expense of officers and directors incurred in defending a civil or criminal action, suit or proceeding to be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. No such person shall be indemnified against, or be reimbursed for, any expense or payments incurred in connection with any claim or liability established to have arisen out of his own willful misconduct or gross negligence.

Under Inpixon’s Articles of Incorporation, the right to indemnification and to the advancement of expenses are not exclusive of any other rights that an indemnitee may have or acquire under any statue, bylaw, agreement, vote of stockholders or disinterested directors, the Articles of Incorporation or otherwise.

Provision	XTI (Pre-Merger)	Inpixon (Post-Merger)

known to the so direct, by independent legal counsel in a written opinion, that facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of XTI.

In addition, the XTI Bylaws provide that XTI is not required to advance expenses to such persons (i) in connection with any action, suit or proceeding (or part thereof) initiated by such persons except (x) as otherwise required by law, (y) if the initiation thereof was otherwise by the XTI Board or (z) if the initiation thereof was to enforce indemnification rights under the XTI Bylaws, (ii) for amounts for which payment has been made to such persons under any statute, insurance policy or indemnification provision, or (iii) if prohibited by applicable law.

Section 145 of the DGCL provides that such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as XTI deems appropriate.

Limitations on Personal Liability

The DGCL permits the certificate of incorporation of a Delaware corporation to contain a provision eliminating the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for: (i) any breach of the duty of loyalty to the corporation or its stockholders; (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) as to a director, any willful or negligent violation of the provisions of the DGCL governing dividends and repurchases and redemptions of capital stock; (iv) any transaction from which such person derived an improper personal benefit; and (v) as to an officer, any action by or in the right of the corporation.

As permitted by the DGCL, the XTI Certificate of Incorporation eliminates the personal liability of directors to XTI or its stockholders for their breaches of fiduciary duties as directors to the fullest extent permitted by the DGCL.

Under Nevada law, unless otherwise provided in the articles of incorporation or pursuant to certain statutory exceptions, a director or officer is not liable for damages as a result of an act or failure to act in his or her capacity as a director or officer unless a statutory presumption that such person acted in good faith, on an informed basis and with a view to the interests of the corporation has been rebutted. In addition, it must be proven both that the act or failure to act constituted a breach of a fiduciary duty as a director or officer and that such breach involved intentional misconduct, fraud or a knowing violation of law.

To the extent permitted by Nevada law, Inpixon’s Restated Articles of Incorporation provide that no director of Inpixon shall be personally liable to Inpixon or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of the Corporation.

Provision	XTI (Pre-Merger)	Inpixon (Post-Merger)
Amendments to Certificate of Incorporation or Bylaws
General Provisions

The DGCL generally provides that an amendment to a Delaware corporation’s certificate of incorporation requires that (i) the board of directors adopt a resolution setting forth the proposed amendment and either calling a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or directing that the amendment be considered at the next annual meeting of the stockholders and (ii) the stockholders approve the amendment by a majority of outstanding shares entitled to vote (and a majority of the outstanding shares of each class entitled to vote, if applicable).

The XTI Certificate of Incorporation provides that XTI reserves the right to amend, alter, change or repeal any provision contained in the XTI Certificate of Incorporation, except that any repeal or modification of the exculpation and indemnification provisions may not adversely affect any right or protection of a director of the Company under the XTI Certificate of Incorporation, as in effect immediately prior to such repeal or modification, with respect to any liability that would have accrued, but for the XTI Certificate of Incorporation.

Under the DGCL, after a Delaware corporation has received any payment for any of its capital stock, the power to adopt, amend or repeal its bylaws is in the stockholders entitled to vote, provided, however, that the corporation may also confer the power to adopt, amend or repeal its bylaws to the board of directors by its certificate of incorporation. The XTI Certificate of Incorporation confers this power on the XTI Board.

Pursuant to Section 78.390 of the NRS, every amendment to a company’s articles of incorporation after issuance of stock must be made in the following manner: (1) the board of directors must adopt a resolution setting forth the amendment proposed and submit the proposed amendment to stockholders for approval and stockholders holding shares representing at least a majority of the voting power (or such greater proportion of the voting power as may be required in the case of a vote by classes or series, as provided in the NRS, or as may be required by the provisions of the articles of incorporation) must approve the amendment. Except as otherwise provided in Section 78.390 of the NRS, if any proposed amendment would adversely alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series adversely affected by the amendment regardless of limitations or restrictions on the voting power thereof. The amendment does not have to be approved by the vote of the holders of shares representing a majority of the voting power of each class or series whose preference or rights are adversely affected by the amendment if the articles of incorporation specifically deny the right to vote on such an amendment. Provision may be made in the articles of incorporation requiring, in the case of any specified amendments, a larger proportion of the voting power of stockholders than that required by the NRS.

The NRS and Inpixon’s Articles of Incorporation give both the directors and the stockholders the power to adopt, amend or repeal the bylaws of the corporation, including bylaws adopted by the stockholders, except if limited by bylaws adopted by the stockholders. Under our bylaws, any adoption, alteration, amendment, change or repeal of the bylaws by the stockholders requires an affirmative vote by a majority of the outstanding stock of the company. Any proposal to amend, alter, change or repeal any provision of Inpixon’s Articles of Incorporation requires approval by the affirmative vote of a majority of the voting power of all of the classes of its capital stock entitled to vote.

PRINCIPAL STOCKHOLDERS OF INPIXON

Except where specifically noted, the following information and all of the information in this proxy statement/prospectus gives effect to Inpixon’s 1-for-75 reverse stock split of its outstanding shares of common stock, which was effective on October 7, 2022, but does not give effect to any Inpixon Reverse Stock Split. The table below sets forth the beneficial ownership of Inpixon common stock as of October 24, 2023 by the following individuals or entities:

•        each of Inpixon’s directors;

•        each of Inpixon’s named executive officers;

•        all of Inpixon’s current directors and executive officers as a group; and

•        each person, or group of affiliated persons, known by Inpixon to beneficially own more than 5% of Inpixon common stock.

As of October 24, 2023, 127,688,550 shares of Inpixon common stock were issued and outstanding. Except as indicated in the footnotes to the following table, subject to applicable community property laws, each stockholder named in the table has sole voting and investment power. In computing the number of shares beneficially owned by a stockholder and the percentage ownership of that stockholder, shares of Inpixon common stock that could be acquired by the exercise of stock options, warrants or other rights within 60 days of October 24, 2023 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other stockholder. The address for each stockholder named below is c/o Inpixon, 2479 E. Bayshore Road, Suite 195, Palo Alto, California 94303.

Except as contemplated by the merger, Inpixon does not know of any arrangements the operation of which may at a subsequent date result in a change in control of Inpixon.

Name of Beneficial Owner	Amount and nature of beneficial ownership		Percent of Class(1)
Greater than 5% Stockholders:
Streeterville Capital, LLC(2)	14,179,935	(2)	9.99%
Anson(3)	14,179,935	(3)	9.99%
Walleye Opportunities Master Fund Ltd.(4)	14,179,935	(4)	9.99%
Named Executive Officers and Directors
Nadir Ali	68,969	(5)	*
Leonard Oppenheim	2,680	(6)	*
Kareem Irfan	2,679	(7)	*
Tanveer Khader	2,680	(8)	*
Soumya Das	31,011	(9)	*
Wendy Loundermon	34,518	(20)	*
All executive officers and directors as a group (6 persons)	142,537	(11)	*

____________

*        Represents beneficial ownership of less than 1%.

(1)      Based on 127,688,550 shares outstanding as of October 24, 2023.

(2)      The number of shares beneficially owned by Streeterville Capital LLC (“Streeterville”) excludes shares issuable upon the exercise of warrants. The terms of the warrants limit the number of shares of common stock that the holder, together with its affiliates and attribution parties, can beneficially own, following exercise of such Warrants, to a maximum of 9.99% of our outstanding common stock (the “Beneficial Ownership Limitation”). John M. Fife has voting and dispositive power over shares held by Streeterville Capital, LLC. The address of Streeterville Capital, LLC is 303 East Wacker Drive, Suite 1040, Chicago, Illinois 60601.

(3)      The number of shares beneficially owned by Anson East Master Fund LP and Anson Investments Master Fund LP (“Anson”), in the aggregate, excludes 51,820,265 Shares issuable upon the exercise of the warrants held by Anson, which are subject to the Beneficial Ownership Limitation described above in footnote (2). Without regard to the Beneficial Ownership Limitation, Anson Investments Master Fund LP beneficially owns 52,800,000 Shares issuable upon the exercise of the Warrants and Anson East Master Fund LP beneficially owns 13,200,000 Shares issuable upon the exercise of the Warrants. Anson Advisors Inc and Anson Funds Management LP, the Co-Investment Advisers of Anson, hold voting and dispositive power over the shares held by Anson. Bruce Winson is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Winson, Mr. Kassam and Mr. Nathoo each disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The principal business address of Anson is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(4)      The number of shares beneficially owned by Walleye Opportunities Master Fund Ltd. (“Walleye”) excludes 5,820.265 shares issuable upon the exercise of the warrants held by Walleye, which are subject to the Beneficial Ownership Limitation described above in footnote (2). William England has voting and dispositive power over shares held by Walleye. The address of Walleye is 2800 Niagra Lane North, Plymouth MN 55447.

(5)      Includes (i) 13,649 shares of common stock held of record by Nadir Ali, (ii) 55,320 shares of common stock issuable upon exercise of options exercisable within 60 days of October 24, 2023, (iii) 1 share of common stock held of record by Lubna Qureishi, Mr. Ali’s wife, and (iv) 1 share of common stock held of record by the Qureishi Ali Grandchildren Trust, of which Mr. Ali is the joint-trustee (with his wife Lubna Qureishi) of the Qureishi Ali Grandchildren Trust and has shared voting and investment control over the shares held. Excludes an additional 4,988 shares of common stock underlying options that are not exercisable within 60 days of October 24, 2023.

(6)      Includes (i) 2 shares of common stock held of record by Mr. Oppenheim, and (ii) 2,678 shares of common stock issuable upon exercise of options exercisable within 60 days of October 24, 2023.

(7)      Includes (i) 1 share of common stock held of record by Mr. Irfan and (ii) 2,678 shares of common stock issuable upon exercise of options exercisable within 60 days of October 24, 2023.

(8)      Includes (i) 1 share of common stock owned directly by SyHolding Corp., (ii) 1 share of common stock held of record by Mr. Khader and (iii) 2,678 shares of common stock issuable upon exercise of options exercisable within 60 days of October 24, 2023. Tanveer Khader holds the power to vote and dispose of the SyHolding Corp. shares.

(9)      Includes (i) 4,803 shares of common stock held of record by Mr. Das, (ii) 26,208 shares of common stock issuable upon exercise of options exercisable within 60 days of October 24, 2023. Excludes an additional 1,980 shares of common stock underlying options that are not exercisable within 60 days of October 24, 2023.

(10)    Includes (i) 6,790 shares of common stock held of record by Ms. Loundermon and (ii) 27,728 shares of common stock issuable upon exercise of options exercisable within 60 days of October 24, 2023. Excludes an additional 2,494 shares of common stock underlying options that are not exercisable within 60 days of October 24, 2023.

(11)    Includes (i) 25,247 shares of common stock held directly, or by spouse or relative, (ii) 2 shares of common stock held of record by entities, and (iii) 117,290 shares of common stock issuable upon exercise of options exercisable within 60 days of October 24, 2023.

PRINCIPAL STOCKHOLDERS OF XTI

The following table sets forth the beneficial ownership of our common stock as of October 24, 2023 by:

•        each person, or group of affiliated persons, who we know to beneficially own more than 5% of our common stock;

•        each of our “named executive officers”;

•        each of our current directors; and

•        all of our current “executive officers” and directors as a group.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

The number of shares and the percentages of beneficial ownership below on a pre-Business Combination basis are based on the number of XTI Common Shares issued and outstanding as of October 24, 2023. In computing the number of XTI Common Shares beneficially owned by a person and the percentage ownership of such person, XTI deemed to be outstanding all XTI Common Shares subject to warrants and options held by the person that are currently exercisable or exercisable within 60 days of October 24, 2023. XTI did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person

Beneficial ownership representing less than 1% is denoted with an asterisk (*)

Pre-Business Combination Beneficial Ownership Table

Name and address of beneficial owner(1)	Class	Amount and nature of beneficial ownership(2)	Percent of class(3)
5% Shareholders:
Pino Foundation	Common Stock	2,000,000	5.6%
Named Executive Officers and Directors:
David Brody(4)	Common Stock	26,079,394	70.7%
Charles Johnson(5)	Common Stock	3,386,594	9.1%
Michael Hinderberger(6)	Common Stock	2,421,429	6.3%
Scott Pomeroy(7)	Common Stock	6,000	*
Mara Babin	Common Stock	0	*
Brooke Martellaro	Common Stock	0	*
Current officers and directors as a group (6 persons)(8)	Common Stock	31,893,417	78.0%

____________

(1)      The address of those listed is c/o XTI Aircraft Company, 7625 S. Peoria Street, Unit D11, Englewood, CO 80112, except for Pino Foundation, which is 9141 E Hidden Spur Trail, Scottsdale, AZ 85255.

(2)      Unless otherwise indicated, all shares are owned directly by the beneficial owner.

(3)      Based on 35,823,224 shares outstanding as of October 24, 2023.

(4)     Consists of (i) 15,000,000 shares of common stock held indirectly through the Jason S. Brody 2019 Trust, of which Mr. Brody is the trustee, (ii) 9,450,000 shares of common stock held indirectly through the David E. Brody 2019 Spousal Trust, of which Susan R. Brody, Mr. Brody’s spouse is the trustee, (iii) 550,000 shares held by Susan R. Brody, (iv) 350 shares of common stock held directly by David Brody, and (v) a note that is convertible into 1,079,044 shares of common stock within 60 days of October 24, 2023.

(5)      Consists of 1,811,594 shares held by Charles Johnson, and options to purchase 1,575,000 shares of common stock that are exercisable or become exercisable within 60 days of October 24, 2023.

(6)      Consists of options to purchase 2,421,429 shares of common stock that are exercisable or become exercisable within 60 days of October 24, 2023.

(7)      Consists of options to purchase 6,000 shares of common stock that are exercisable or become exercisable within 60 days of October 24, 2023.

(8)      Consists of (i) 26,811,944 shares held or beneficially owned, (ii) a note convertible into 1,079,044 shares of common stock, and (iii) options to purchase 4,002,429 shares of common stock that are exercisable or become exercisable within 60 days of October 24, 2023.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

Except where specifically noted, the following information and all of the information in this proxy statement/prospectus does not give effect to the Inpixon Reverse Stock Split. The following table and the related notes present certain information with respect to the beneficial ownership of the common stock of the combined company upon consummation of the merger based on beneficial ownership of Inpixon common stock and XTI common stock as of October 24, 2023 (assuming the Closing occurred on such date) by:

•        each person, or group of affiliated persons, expected by XTI and Inpixon to become the beneficial owner of more than 5% of the common stock of the combined company upon the consummation of the merger;

•        each named executive officer of the combined company;

•        each director of the combined company; and

•        all of the combined company’s directors and executive officers as a group.

Assuming an Exchange Ratio of 0.081236145 and the amounts of the other elements defined in the Exchange Ratio Formula as of October 24, 2023 and that the Inpixon Reverse Stock Split at a ratio of 1 for 50 is effected immediately prior to the consummation of the merger, there would be a total of 6,322,037 shares of common stock of the combined company outstanding upon the Closing.

Inpixon and XTI have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options, warrants or other rights that are either immediately exercisable or exercisable within 60 days of October 24, 2023. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, Inpixon and XTI believe that the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Name of Beneficial Owner	Beneficial Ownership
	Shares	%
Greater than 5% Stockholders:
Streeterville Capital, LLC(1)	702,058	9.99%
Anson(2)	702,058	9.99%
Walleye Opportunities Master Fund Ltd.(3)	400,000	5.95%
Executive Officers and Directors:
Dave Brody(4)	2,118,589	33.05%
Scott Pomeroy(5)	487	*
Michael Hinderberger(6)	196,707	3.02%
Brooke Martellaro	0	*
Mara Babin	0	*
Soumya Das(7)	620	*
Kareem Irfan(8)	54	*
All current executive officers and directors as a group (7 persons)(8)	2,316,457	35.06%

____________

(1)      The number of shares beneficially owned by Streeterville Capital LLC (“Streeterville”) excludes 397,942 shares issuable upon the exercise of warrants. The terms of the warrants limit the number of shares of common stock that the holder, together with its affiliates and attribution parties, can beneficially own, following exercise of such Warrants, to a maximum of 9.99% of our outstanding common stock (the “Beneficial Ownership Limitation”). John M. Fife has voting and dispositive power over shares held by Streeterville Capital, LLC. The address of Streeterville Capital, LLC is 303 East Wacker Drive, Suite 1040, Chicago, Illinois 60601.

(2)      The number of shares beneficially owned by Anson East Master Fund LP and Anson Investments Master Fund LP (“Anson”), in the aggregate, excludes 617,942 shares issuable upon the exercise of the warrants held by Anson, which are subject to the Beneficial Ownership Limitation described above in footnote (1). Without regard to the Beneficial Ownership Limitation, Anson Investments Master Fund LP beneficially owns 1,056,000 shares issuable upon the exercise of the warrants and Anson East Master Fund LP beneficially owns 264,000 Shares issuable upon the exercise of the warrants. Anson Advisors Inc and Anson Funds Management LP, the Co-Investment Advisers of Anson, hold voting and dispositive power over the shares held by Anson. Bruce Winson is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. Mr. Winson, Mr. Kassam and Mr. Nathoo each disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The principal business address of Anson is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(3)      William England has voting and dispositive power over shares held by Walleye. The address of Walleye is 2800 Niagra Lane North, Plymouth MN 55447.

(4)      Consists of (i) 1,218,542 shares of common stock held indirectly through the Jason S. Brody 2019 Trust, of which Mr. Brody is the trustee, (ii) 767,682 shares of common stock held indirectly through the David E. Brody 2019 Spousal Trust, of which Susan R. Brody is the trustee, (iii) 44,680 shares held by Susan R. Brody, and (iv) 87,685 shares of common stock held directly by David Brody, including 87,657 shares convertible from $500,000 of outstanding principal of his promissory note dated December 31, 2021.

(5)      Consists of options to purchase 487 shares of common stock that are exercisable or become exercisable within 60 days of October 24, 2023.

(6)      Consists of options to purchase 196,707 shares of common stock that are exercisable or become exercisable within 60 days of October 24, 2023.

(7)      Includes (i) 96 shares of common stock held of record by Mr. Das, (ii) 524 shares of common stock issuable upon exercise of options exercisable within 60 days of October 24, 2023. Excludes an additional 1,980 shares of common stock underlying options that are not exercisable within 60 days of October 24, 2023.

(8)      Includes (i) 1 share of common stock held of record by Mr. Irfan and (ii) 53 shares of common stock issuable upon exercise of options exercisable within 60 days of October 24, 2023.

(9)      Consists of (i) 2,031,029 shares of common stock held or beneficially owned, including 87,657 shares convertible from $500,000 of outstanding principal of his promissory note dated December 31, 2021, and (ii) options to purchase 197,771 shares of common stock that are exercisable or become exercisable within 60 days of October 24, 2023.

LEGAL MATTERS

Greenberg Traurig LLP will pass on the validity of the Inpixon common stock offered by this proxy statement/prospectus.

EXPERTS

The financial statements of Inpixon at December 31, 2022 and 2021 and for each of the years then ended, included elsewhere in this proxy statement/prospectus, have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of XTI Aircraft Company at December 31, 2022 and 2021, and for each of the years then ended, included elsewhere in this proxy statement/prospectus, have been audited by BF Borgers CPA PC, independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about XTI Aircraft Company’s ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Inpixon files annual, quarterly and current reports and other information with the SEC. Inpixon’s SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

As of the date of this proxy statement/prospectus, Inpixon has filed a registration statement on Form S-4 to register with the SEC Inpixon common stock that Inpixon will issue to XTI’s stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Inpixon, as well as a proxy statement of Inpixon for its special meeting.

Inpixon has supplied all information contained in this proxy statement/prospectus relating to Inpixon. If you would like to request documents from Inpixon or additional copies, without charge, of this proxy statement/prospectus, or if you have questions about the merger, including the procedures for voting your shares, please send a request in writing or by telephone to Inpixon at the following addresses:

Inpixon
2479 E. Bayshore Road, Suite 195
Palo Alto, California 94303
(408) 702-2167
Attn: Wendy Loundermon, Chief Financial Officer and Secretary

TRADEMARK NOTICE

This proxy statement/prospectus contains trademarks, service marks and trade names of Inpixon, including its name and logo. Other trademarks, service marks and trade names referred to in this proxy statement/prospectus are the property of their respective owners.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus includes industry position and industry data, forecasts, market size and growth and other data that Inpixon and XTI obtained or derived from internal company reports, independent third-party publications, surveys and studies by third parties and other industry data. Some data are also based on good faith estimates, which are derived from internal company research or analyses or review of internal company reports as well as the independent sources referred to above. Although both Inpixon and XTI believe that the information on which the companies have based these estimates of industry position and industry data are generally reliable, the accuracy and completeness of this information is not guaranteed and they have not independently verified any of the data from third-party sources nor have they ascertained the underlying economic assumptions relied upon therein. Information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. Each publication, study and report speaks as of its original publication date (and not as of the date of this proxy statement/prospectus).

In addition, certain information contained in this document, represents Inpixon’s management estimates. While Inpixon believes its internal estimates to be reasonable, and neither Inpixon nor XTI are aware of any misstatements regarding the industry data presented herein, they have not been verified by any independent sources. Such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the captions “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements” and “Inpixon Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

OTHER MATTERS

Stockholder Proposals Pursuant to Rule 14a-8

Stockholders of Inpixon may submit proposals on matters appropriate for stockholder action at meetings of Inpixon Stockholders in accordance with Rule 14a-8 promulgated under the Exchange Act. All such proposals must comply with all applicable requirements of Rule 14a-8 and, prior to consummation of the merger, should be sent to Inpixon’s executive offices, 2479 E. Bayshore Road, Suite 195, Palo Alto, California 94303, Attention: Corporate Secretary by the close of business on the required deadline. After the consummation of the merger, such proposals should be sent to the combined company’s Corporate Secretary at Inpixon, Wendy Loundermon, by the close of business on the required deadline.

Nominating and Stockholders Proposals Under the Inpixon Bylaws

An Inpixon stockholder may nominate one or more natural persons for election to the Inpixon Board or propose any other business to be considered by Inpixon’s stockholders at an annual meeting in any manner permitted by Nevada law. Pursuant to Inpixon’s Bylaws, the Inpixon Board may limit the business to be transacted at a special meeting to that specified in the notice of such meeting.

Communications with the Inpixon Board

Stockholders and interested parties who wish to communicate with the Inpixon Board, non-management members of the Inpixon Board as a group, a committee of the Inpixon Board or a specific member of the Inpixon Board may do so by letters addressed to the attention of Inpixon’s Corporate Secretary, Inpixon, 2479 E. Bayshore Road, Suite 195, Palo Alto, California 94303.

All communications by letter addressed to the attention of Inpixon’s Corporate Secretary will be reviewed by the Corporate Secretary and provided to the members of the Inpixon Board unless such communications are unsolicited items, sales materials and other routine items and items unrelated to the duties and responsibilities of the Inpixon Board.

Available Information

Inpixon will mail without charge, upon written request, a copy of its annual report on Form 10-K for the year ended December 31, 2022, including the financial statements and list of exhibits, and any exhibit specifically requested. Requests should be sent to:

Inpixon
2479 E. Bayshore Road, Suite 195
Palo Alto, California 94303
Attn: Secretary

The annual report on Form 10-K is also available at https://ir.inpixon.com/sec-filings/annual-reports.

“Householding” — Stockholders Sharing the Same Address

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called “householding.” Under this procedure, multiple stockholders who reside at the same address may receive a single copy of Inpixon’s proxy materials unless the affected stockholder has provided other instructions. This procedure reduces printing costs and postage fees, and helps protect the environment as well.

Inpixon expects that a number of brokers with account holders who are Inpixon stockholders will be “householding” Inpixon’s proxy materials. A single set of proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from one or more of the affected stockholders. Once you have received notice from your broker that it will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. Inpixon stockholders may revoke their consent at any time by contacting your broker.

Upon written or oral request, Inpixon will undertake to promptly deliver a separate copy of proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of proxy materials now or in the future, you may write Inpixon’s Secretary at 2479 E. Bayshore Road, Suite 195, Palo Alto, California 94303, Attn: Secretary, or call (408) 702-2167.

Any stockholders who share the same address and currently receive multiple copies of Inpixon’s proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about “householding” or Inpixon’s Controller at the address or telephone number listed above.

INDEX TO FINANCIAL STATEMENTS

Inpixon

XTI Aircraft Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Inpixon and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Inpixon and Subsidiaries (the “Company”) as of December 31, 2022, and 2021, the related consolidated statements of operations, comprehensive loss, changes in mezzanine equity and stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Goodwill Impairment

Description of the Matter

The Company evaluates its goodwill for impairment annually or when there is an indication that there was an impairment. The estimates of fair value of the reporting units are computed using a combination of both an income approach and a market approach and the Company’s reporting units are higher than the fair value of the fair value of the reporting units.

Under the income approach, the Company utilizes the discounted cash flow method to estimate the fair value of the reporting units. Some of the significant assumptions inherent in estimating the fair values include the estimated future annual net cash flows for each reporting unit (including net sales, operating income margin, and working capital) and a discount rate that appropriately reflects the risks inherent in each future cash flow stream. The Company selected assumptions used in the financial forecasts using historical data, supplemented by current and anticipated market conditions, estimated growth rates, management’s plans, and guideline companies. Under the market approach, fair value is derived from metrics of publicly traded companies or historically completed transactions of comparable businesses. The selection of comparable businesses is based on the markets in which the reporting units operate giving consideration to risk profiles, size, geography, and diversity of products and services.

The goodwill balance was fully impaired as of December 31, 2022. As of the measurement date the carrying value of the Indoor Intelligence reporting unit exceeded the fair value as of the measurement date and, therefore, the Company recorded an impairment of $7.6 million.

We identified goodwill impairment as a critical audit matter because of the significant estimates and assumptions made by management to estimate fair value given the sensitivity of operations to changes in demand for all reporting units and historical results and long-range strategic plans of the reporting units. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the selection of the discount rates and forecasts of future net sales for all reporting units, and the future operating income margins for the Indoor Intelligence reporting unit.

How We Addressed the Matter in our Audit

The primary procedures we performed to address this critical audit matter included the following. (1) We evaluated the Company’s forecasted revenue (2) Evaluated the guideline companies used and operated in a similar industry as the subject reporting unit. (3) The guideline companies and transaction appear appropriate (4) The Company used the appropriate modified capital asset pricing model and a weighted average cost of capital. (5) We sensitized the projections and compared them to the valuation report to materially assess the impact to the reported amount of the impairment. (6) We evaluated the disclosures in the Company’s financial statements for proper reporting.

Valuation of Intangible Asset Impairment

Description of the Matter

Auditing the Company’s impairment assessments is complex due to the significant estimation required in determining the recoverable amount, being the higher of the value in use and fair value less costs to sell. The Company’s methodologies for estimating the recoverable value of these assets involve significant assumptions and inputs, including projected financial information for net sales and operating profit by product, all of which are sensitive to and affected by economic, industry, and company-specific qualitative factors. These significant assumptions and inputs are forward-looking and could be affected by future economic and market conditions.

We gained an understanding of the Company’s process to identify and account for impairment of intangible assets. The Group performs intangible assets impairment testing whenever events or changes in circumstances indicate that the carrying amount of the cash-generating unit may not be recoverable. To determine whether an impairment shall be recognized, the carrying amount of a cash-generating unit is compared to its recoverable amount. If the recoverable amount of the cash-generating unit is less than its carrying amount, the carrying amount of the cash-generating unit is reduced to its recoverable amount, and this reduction is recognized as an impairment loss. The recoverable amount of a cash-generating unit is the higher of its fair value less costs to sell and its value in use. The value in use is determined based on the estimated future cash flows and pre-tax discount rate for the cash-generating unit.

The intangible asset balance was $22.3 million as of December 31, 2022. As of the measurement date the carrying value of the of the intangible assets exceeded the fair values as of the measurement date and, therefore, the Company recorded an impairment of $4.6 million.

How We Addressed the Matter in our Audit

The primary procedures we performed to address this critical audit matter included the following. (1) We evaluated management’s projected revenues and process for developing the fair value estimates. (2) We tested the completeness accuracy and relevance of underlying data used in the models. (3) We evaluated the reasonableness of the assumptions used by management. (4) We sensitized the projections and compared them to the valuation report to materially assess the impact to the reported amount of the impairment. (5) We evaluated the disclosures in the Company’s financial statements for proper reporting.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2012.

New York NY
April 17, 2023, except for the effects of Note 33 which is as of June 16, 2023

INPIXON AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except number of shares and par value data)

	As of December 31, 2022	As of December 31, 2021
Assets
Current Assets
Cash and cash equivalents	$10,235	$42,480
Accounts receivable, net of allowances of $231 and $272, respectively	1,889	1,454
Other receivables	86	215
Inventory, net	2,442	1,965
Short-term investments	—	43,125
Note receivable	150	—
Prepaid expenses and other current assets	2,803	3,953
Current assets of discontinued operations	12,261	12,770
Total Current Assets	29,866	105,962

Property and equipment, net	1,064	1,211
Operating lease right-of-use asset, net	531	1,013
Software development costs, net	1,265	1,144
Investments in equity securities	330	1,838
Long-term investments	716	2,500
Intangible assets, net	2,994	10,010
Goodwill, net	—	2,127
Other assets	158	177
Non-current assets of discontinued operations	20,711	30,691
Total Assets	$57,635	$156,673

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	1,503	1,753
Accrued liabilities	2,619	2,783
Operating lease obligation, current	211	430
Deferred revenue	1,323	1,660
Short-term debt	13,643	3,490
Acquisition liability	197	5,114
Current liabilities of discontinued operations	5,218	11,901
Total Current Liabilities	24,714	27,131

Long Term Liabilities
Operating lease obligation, noncurrent	334	577
Acquisition liability, noncurrent	—	220
Non-current liabilities of discontinued operations	472	559
Total Liabilities	25,520	28,487

INPIXON AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — (Continued)
(In thousands, except number of shares and par value data)

	As of December 31, 2022	As of December 31, 2021
Commitments and Contingencies
Mezzanine Equity
Series 7 Convertible Preferred Stock – 58,750 shares authorized; zero and 49,250 issued and outstanding as of December 31, 2022 and December 31, 2021, respectively.	—	44,695
Series 8 Convertible Preferred Stock – 53,197.7234 share authorized; zero issued and outstanding as of December 31, 2022 and 2021,respectively.	—	—

Stockholders’ Equity
Preferred Stock –$0.001 par value; 5,000,000 shares authorized
Series 4 Convertible Preferred Stock – 10,415 shares authorized; 1 issued, and 1 outstanding as of December 31, 2022 and December 31, 2021, respectively.	—	—
Series 5 Convertible Preferred Stock – 12,000 shares authorized; 126 issued, and 126 outstanding as of December 31, 2022 and December 31, 2021, respectively.	—	—
Common Stock – $0.001 par value; 500,000,000 shares authorized; 3,570,894 and 1,730,141 issued and 3,570,893 and 1,730,140 outstanding as of December 31, 2022 and December 31, 2021, respectively.	4	2
Additional paid-in capital	346,668	332,761
Treasury stock, at cost, 1 share	(695)	(695)
Accumulated other comprehensive income	1,061	44
Accumulated deficit	(313,739)	(250,309)
Stockholders’ Equity Attributable to Inpixon	33,299	81,803
Non-controlling Interest	(1,184)	1,688
Total Stockholders’ Equity	32,115	83,491
Total Liabilities, Mezzanine Equity and Stockholders’ Equity	$57,635	$156,673

The accompanying notes are an integral part of these consolidated financial statements

INPIXON AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	For the Years Ended December 31,
	2022	2021
Revenues	$10,948	$9,627
Cost of Revenues	3,425	2,728
Gross Profit	7,523	6,899

Operating Expenses
Research and development	8,338	7,417
Sales and marketing	3,876	3,498
General and administrative	15,520	20,871
Acquisition-related costs	410	620
Impairment of goodwill and intangibles	6,659	2,893
Amortization of intangibles	1,526	1,421
Total Operating Expenses	36,329	36,720

Loss from Operations	(28,806)	(29,821)

Other Income (Expense)
Interest (expense)/income, net	(677)	1,182
Loss on exchange of debt for equity	—	(30)
Benefit for valuation allowance on related party loan – held for sale	—	7,345
Other income/(expense)	693	(47)
Gain on related party loan – held for sale	—	49,817
Unrealized loss on equity securities	(7,904)	(57,067)
Unrealized loss on equity method investment	(1,784)	—
Total Other (Expense) Income	(9,672)	1,200

Net Loss from Continuing Operations, Before Tax	(38,478)	(28,621)
Income tax benefit/(expense)	249	(3,789)
Net Loss from Continuing Operations	(38,229)	(32,410)

Net Loss from Discontinued Operations, Net of Tax	(28,075)	(37,720)
Net Loss	(66,304)	(70,130)
Net Loss Attributable to Non-controlling Interest	(2,910)	(975)

Net Loss Attributable to Stockholders of Inpixon	(63,394)	(69,155)
Accretion of Series 7 preferred Stock	(4,555)	(8,161)
Accretion of Series 8 Preferred Stock	(13,090)	—
Deemed dividend for the modification related to Series 8 Preferred Stock	(2,627)	—
Deemed contribution for the modification related to Warrants issued in connection with Series 8 Preferred Stock	1,469	—
Amortization premium – modification related to Series 8 Preferred Stock	2,627	—
Net Loss Attributable to Common Stockholders	$(79,570)	$(77,316)

Net Loss Per Share – Basic and Diluted
Continuing Operations	$(22.08)	$(26.21)
Discontinued Operations	$(12.04)	$(24.97)
Net Loss Per Share – Basic and Diluted	$(34.12)	$(51.18)

Weighted Average Shares Outstanding
Basic and Diluted	2,332,041	1,510,678

The accompanying notes are an integral part of these consolidated financial statements

INPIXON AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	For the Years Ended December 31,
	2022	2021
Net Loss	$(66,304)	$(70,130)
Unrealized foreign exchange gain (loss) from cumulative translation adjustments	1,017	(617)
Comprehensive Loss	$(65,287)	$(70,747)

The accompanying notes are an integral part of these consolidated financial statements

INPIXON AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
(In thousands)

	Series 7 Preferred Stock		Series 8 Preferred Stock		Series 4 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Non- Controlling Interest	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount
Balance – January 1, 2022	49,250	44,695	—	—	1	—	1,730,140	2	332,761	(1)	(695)	44	(250,309)	1,688	83,491
Stock options and restricted stock awards granted to employees and consultants for services	—	—	—	—	—	—	—	—	3,656	—	—	—	—	—	3,656
Common shares issued for extinguishment of debt	—	—	—	—	—	—	287,802	—	3,650	—	—	—	—	—	3,650
Series 8 Preferred Stock issued for cash	—	—	53,198	41,577	—	—	—	—	5,329	—	—	—	—	—	5,329
Accrete Discount – Series 7 Preferred Shares	—	4,555	—	—	—	—	—	—	(4,555)	—	—	—	—	—	(4,555)
Accrete Discount – Series 8 Preferred Shares	—	—	—	13,090	—	—	—	—	(13,090)	—	—	—	—	—	(13,090)
Deemed dividend for the modification related to Series 8 Preferred Stock	—	—	—	2,627	—	—	—	—	(2,627)	—	—	—	—	—	(2,627)
Deemed contribution for the modification related to warrants isued in connection with Series 8 Preferred Stock	—	—	—	(1,469)	—	—	—	—	1,469	—	—	—	—	—	1,469
Amortization premium – modification related to Series 8 Preferred Stock	—	—	—	(2,627)	—	—	—	—	2,627	—	—	—	—	—	2,627
Series 7 Preferred Stock redeemed for cash	(49,250)	(49,250)	—	—	—	—	—	—	—	—	—	—	—	—	—
Series 8 Preferred Stock redeemed for cash	—	—	(53,198)	(53,198)	—	—	—	—	—	—	—	—	—	—	—
Restricted stock grants withheld for taxes	—	—	—	—	—	—	(12,802)	—	(336)	—	—	—	—	—	(336)
Common shares issued for CXApp earnout	—	—	—	—	—	—	144,986	—	3,697	—	—	—	—	—	3,697
Common shares issued for exchange of warrants	—	—	—	—	—	—	184,153	—	—	—	—	—	—	—	—
Common shares issued for net proceeds from warrants	—	—	—	—	—	—	930,990	1	—	—	—	—	—	—	1
Common shares issued for share rights	—	—	—	—	—	—	52,513	—	—	—	—	—	—	—	—
Common shares issued for registered direct offering	—	—	—	—	—	—	253,112	1	14,087	—	—	—	—	—	14,088
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	—	1,017	(36)	38	1,019
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(63,394)	(2,910)	(66,304)
Balance – December 31, 2022	—	—	—	—	1	—	3,570,894	$4	$346,668	(1)	$(695)	$1,061	$(313,739)	$(1,184)	$32,115

INPIXON AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY — (Continued)
(In thousands, except per share data)

	Series 7 Preferred Stock		Series 4 Convertible Preferred Stock		Series 5 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Non- Controlling Interest	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount
Balance – January 1, 2021	—	—	1	—	126	—	779,964	1	225,665	(1)	(695)	660	(180,992)	41	44,680
Common shares issued for registered direct offering	—	—	—	—	—	—	210,668	—	74,074	—	—	—	—	—	74,074
Common shares issued for extinguishment of debt	—	—	—	—	—	—	23,615	—	2,500	—	—	—	—	—	2,500
Common shares issued for cashless stock options exercised	—	—	—	—	—	—	73	—	—	—	—	—	—	—	—
Common shares issued for net proceeds from warrants exercised	—	—	—	—	—	—	420,071	—	3,779	—	—	—	—	—	3,779
Stock options and restricted stock awards granted to employees and consultants for services	—	—	—	—	—	—	—	—	10,880	—	—	—	—	—	10,880
Common shares issued for acquisition of 55.4% of Game Your Game	—	—	—	—	—	—	15,722	—	1,403	—	—	—	—	2,472	3,875
Common shares issued for Visualix acquisition	—	—	—	—	—	—	4,928	—	429	—	—	—	—	—	429
Common shares issued for the CXApp	—	—	—	—	—	—	117,995	1	9,999	—	—	—	—	—	10,000
Common shares issued for restricted stock grants	—	—	—	—	—	—	62,308	—	—	—	—	—	—	—	—
Taxes paid on stock based compensation	—	—	—	—	—	—	—	—	(1,858)	—	—	—	—	—	(1,858)
Preferred shares issued in public offering	—	—	—	—	—	—	—	—	4,551	—	—	—	—	—	4,551
Series 7 Preferred Stock issued for cash	58,750	46,034	—	—	—	—	—	—	—	—	—	—	—	—	—
Series 7 Preferred Stock converted to common stock	(9,500)	(9,500)	—	—	—	—	101,334	—	9,500	—	—	—	—	—	9,500
Accrete Discount – Preferred Shares	—	8,161	—	—	—	—	—	—	(8,161)	—	—	—	—	—	(8,161)
Restricted stock grants forfeited	—	—	—	—	—	—	(6,538)	—	—	—	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(616)	(162)	150	(628)
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	(69,155)	(975)	(70,130)
Balance – December 31, 2021	49,250	44,695	1	—	126	—	1,730,140	$2	$332,761	(1)	$(695)	$44	$(250,309)	$1,688	$83,491

The accompanying notes are an integral part of these consolidated financial statements

INPIXON AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended December 31,
	2022	2021
Cash Flows Used in Operating Activities
Net loss	$(66,304)	$(70,130)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,374	1,344
Amortization of intangible assets	6,082	5,107
Amortization of right-of-use asset	706	677
Stock options and restricted stock awards granted to employees and consultants for services	3,656	10,879
Earnout payment (benefit) expense	(2,827)	6,524
Loss on exchange of debt for equity	—	30
Amortization of debt discount	489	224
Accrued interest income, related party	(278)	(1,627)
Provision for doubtful accounts	(32)	121
Unrealized gain/loss on note	1,707	(92)
Provision for inventory obsolescense	10	300
Recovery for valuation allowance for held for sale loan	—	(7,345)
Gain on settlement of related party promissory note	—	(49,817)
Deferred income tax	(1)	(2,593)
Unrealized loss on equity securities	7,904	57,067
Impairment of goodwill and intangibles	12,199	14,789
Loss on disposal of property and equipment	1	24
Realized loss on sale of equity securities	151	—
Unrealized loss on equity method investment	1,784	—
Gain on conversion of note receivable	(791)	—
Other	211	235

Changes in operating assets and liabilities:
Accounts receivable and other receivables	(115)	(313)
Inventory	(565)	(112)
Prepaid expenses and other current assets	1,375	(4,006)
Other assets	33	199
Accounts payable	182	391
Accrued liabilities	858	490
Income tax liabilities	119	16
Deferred revenue	(1,214)	817
Operating lease obligation	(677)	(658)
Other liabilities	—	328
Net Cash Used in Operating Activities	$(33,963)	$(37,131)

Cash Flows Used in Investing Activities
Purchase of property and equipment	$(245)	$(346)
Investment in capitalized software	(948)	(1,019)
Purchases of short term investments	—	(2,000)
Sale of short term investments	—	2,000
Purchases of treasury bills	—	(63,362)

INPIXON AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In thousands)

	For the Years Ended December 31,
	2022	2021
Sales of treasury bills	$43,001	$28,000
Sales of equity securities	229	—
Purchases of convertible note	(5,500)	—
Issuance of note receivable	(150)	—
Investment in Systat licensing agreement	—	(900)
Purchase of intangible assets	—	(4)
Acquisition of Intranav	—	(1,023)
Acquisition of Game Your Game	—	184
Acquisition of CXApp	—	(14,977)
Acquisition of Visualix	—	(61)
Net Cash Provided by (Used in) Investing Activities	$36,387	$(53,508)

Cash From Financing Activities
Net proceeds from issuance of preferred stock and warrants	46,906	50,585
Net proceeds from issuance of common stock and warrants	—	77,852
Net proceeds from promissory note	12,339	—
Taxes paid related to net share settlement of restricted stock units	(336)	(1,855)
Loans to related party	—	(117)
Net proceeds for registered direct offering	14,088	—
Common shares issued for net proceeds from warrants	1	—
Cash paid for redemption of preferred stock series 7	(49,250)	—
Cash paid for redemption of preferred stock series 8	(53,198)	—
Repayment of CXApp acquisition liability	(5,136)	(461)
Repayment of acquisition liability to Nanotron shareholders	—	(467)
Repayment of acquisition liability to Locality shareholders	—	(500)
Net Cash (Used in) Provided By Financing Activities	$(34,586)	$125,037
Effect of Foreign Exchange Rate on Changes on Cash	(83)	86

Net (Decrease) Increase in Cash and Cash Equivalents	(32,245)	34,484
Cash and Cash Equivalents – Beginning of year	52,480	17,996
Cash and Cash Equivalents – End of year	$20,235	$52,480

Balances included in the Consolidated Balance Sheets:
Cash and cash equivalents	$10,235	$42,480
Cash included in current assets of discontinued operations	10,000	10,000
Cash and Cash Equivalents – End of Year	$20,235	$52,480

Supplemental Disclosure of cash flow information:
Cash paid for:
Interest	$2	$3
Income Taxes	$125	$2,389

Non-cash investing and financing activities
Common shares issued for extinguishment of debt	$3,650	$2,500
Right-of-use asset obtained in exchange for lease liability	$284	$401
Settlement of Sysorex Note	$—	$7,462
Investment in equity securities through conversion of note receivable	$6,776	$58,905
Common shares issued for CXApp acquisition	$3,697	$10,000
Common shares issued for Game Your Game acquisition	$—	$1,403
Common shares issued for Visualix asset acquisition	$—	$429
Preferred shares converted into common shares	$—	$9,500
Common shares issued in exchange for warrants	$14	$—

The accompanying notes are an integral part of these consolidated financial statements

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 1 — Organization and Nature of Business

Inpixon is the Indoor Intelligence™ company. Our solutions and technologies help organizations create and redefine exceptional experiences that enable smarter, safer and more secure environments. Inpixon customers can leverage our real-time positioning, mapping and analytics technologies to achieve higher levels of productivity and performance, increase safety and security, improve worker and employee satisfaction rates and drive a more connected work environment. We have focused our corporate strategy on being the primary provider of the full range of foundational technologies needed to form a comprehensive suite of solutions that make indoor data available and actionable to organizations and their employees. Together, our technologies allow organization to create and utilize the digital twin of a physical location and to deliver enhanced experiences in their current environment and in the metaverse.

Inpixon specializes in providing real-time location systems (RTLS) for the industrial sector. As the manufacturing industry has evolved, RTLS technology has become a crucial aspect of Industry 4.0. Our RTLS solution leverages cutting-edge technologies such as IoT, AI, and big data analytics to provide real-time tracking and monitoring of assets, machines, and people within industrial environments. With our RTLS, businesses can achieve improved operational efficiency, enhanced safety, and reduced costs. By having real-time visibility into operations, industrial organizations can make informed, data-driven decisions, minimize downtime, and ensure compliance with industry regulations. With our RTLS, industrial businesses can transform their operations and stay ahead of the curve in the digital age.

Inpixon’s full-stack industrial IoT solution provides end-to-end visibility and control over a wide range of assets and devices. It’s designed to help organizations optimize their operations and gain a competitive edge in today’s data-driven world. The turn-key platform integrates a range of technologies, including RTLS, sensor networks, edge computing, and big-data analytics, to provide a comprehensive view of an organization’s operations. We help organizations to track the location and status of assets in real-time, identify inefficiencies, and make decisions that drive business growth. Our IoT stack covers all the technology layers, from the edge devices to the cloud. It includes hardware components such as sensors and gateways, a robust software platforms for data management and analysis, and a user-friendly dashboard for real-time monitoring and control. Our solutions also offer robust security features to help ensure the protection of sensitive data. Additionally, Inpixon’s RTLS provides scalability and flexibility, allowing organizations to easily integrate it with their existing systems and add new capabilities as their needs evolve.

In addition to our Indoor Intelligence technologies and solutions, we also offer:

•        Digital solutions (eTearsheets; eInvoice, adDelivery) or cloud-based applications and analytics for the advertising, media and publishing industries through our advertising management platform referred to as Shoom by Inpixon; and

•        A comprehensive set of data analytics and statistical visualization solutions for engineers and scientists referred to as SAVES by Inpixon.

We report financial results for three segments: Indoor Intelligence, Shoom and SAVES. For Indoor Intelligence, we generate revenue from sales of hardware, software licenses and professional services. For Shoom and SAVES we generate revenue from the sale of software licenses.

Enterprise Apps Spin-off and Business Combination

On September 25, 2022, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Inpixon, KINS Technology Group Inc., a Delaware corporation (renamed CXApp Inc., “KINS” or “New CXApp”), CXApp Holding Corp., a Delaware corporation and wholly-owned subsidiary of New CXApp (formerly a wholly-owned subsidiary of Inpixon, “CXApp”), and KINS Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of KINS (“Merger Sub”), pursuant to which KINS acquired Inpixon’s enterprise apps business (including its workplace experience technologies, indoor mapping, events platform, augmented reality and related business solutions) (the “Enterprise Apps Business”) through the merger of Merger Sub with and into CXApp (the “Merger”), with CXApp continuing as the surviving company and as a wholly-owned subsidiary of KINS, in exchange

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 1 — Organization and Nature of Business (cont.)

for the issuance of shares of KINS capital stock valued at approximately $69 million (the “Business Combination”). Immediately prior to the Merger and pursuant to a Separation and Distribution Agreement, dated as of September 25, 2022, among KINS, Inpixon, CXApp and Design Reactor, Inc., a California corporation (“Design Reactor”) (the “Separation Agreement”), and other ancillary conveyance documents, Inpixon would, among other things and on the terms and subject to the conditions of the Separation Agreement, transfered the Enterprise Apps Business, including certain related subsidiaries of Inpixon, including Design Reactor, to CXApp (the “Reorganization”). Following the Reorganization, Inpixon distributed 100% of the common stock of CXApp, par value $0.00001, to certain holders of Inpixon securities as of the record date of March 6, 2023 (the “Enterprise Apps Spin-Off”). The Merger closed on March 14, 2023.

Reverse Stock Split

On October 7, 2022, the Company effected a 1-for-75 reverse stock split. See Note 21 for more details. All historical share and per share amounts reflected throughout this report have been adjusted to reflect the Reverse Stock Split.

Note 2 — Summary of Significant Accounting Policies

Liquidity

As of December 31, 2022, the Company has working capital of approximately $5.2 million and cash of approximately $20.2 million. The total cash from continuing operations was $10.2 million and the continuing operations working capital was ($1.9) million. For the year ended December 31, 2022, the Company incurred a net loss attributable to common stockholders of approximately $79.6 million, of which a loss of $28.1 million pertains to discontinued operations, and net cash used in operating activities during the year ended December 31, 2022 was $34.0 million of which net cash of $17.8 million pertains to discontinued operations.

During the first quarter of 2022, the Company was required to redeem its Series 7 Preferred Stock for an aggregate amount of $49.3 million. On March 22, 2022, the Company entered into a Securities Purchase Agreement with certain institutional investors named therein, pursuant to which it sold in a registered direct offering (i) 53,197.7234 shares of Series 8 Convertible Preferred Stock and (ii) related warrants to purchase up to an aggregate of 1,503,726 shares of common stock. Each share of Series 8 Convertible Preferred Stock and the related warrants were sold at a subscription amount of $940, representing an original issue discount of 6% of the stated value of each share of Series 8 Convertible Preferred Stock for an aggregate subscription amount of $50.0 million. The net proceeds to the Company from this offering was $46.9 million after placement agent commissions and other offering costs. See further breakdown in Note 18 — Capital Raises. Effective October 1, 2022, the holders of Series 8 Convertible Preferred Stock were eligible to redeem their shares. During the quarter ended December 31, 2022, the Company received cash redemption notices from the holders of the Series 8 Convertible Preferred Stock issued on March 22, 2022, for all of the outstanding shares totaling 53,197.72 shares of Series 8 Convertible Preferred Stock for aggregate cash paid of approximately $53.2 million.

On July 22, 2022, the Company entered into a note purchase agreement pursuant to which it agreed to issue and sell to a holder an unsecured promissory note in an aggregate initial principal amount of $6.5 million for which in exchange for the note, the company received $5.0 million. Additionally on July 22, 2022, the Company entered into an Equity Distribution Agreement (the “Sales Agreement”) under which the Company may offer and sell shares of its common stock having an aggregate offering price of up to $25.0 million. The Company did not make any sales pursuant to the Sales Agreement as of December 31, 2022, however, it has raised gross proceeds of approximately $15.4 million under the Sales Agreement during the first quarter of 2023.

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 2 — Summary of Significant Accounting Policies (cont.)

On October 18, 2022, the Company entered into a Securities Purchase Agreement with an institutional investor, pursuant to which the Company agreed to issue and sell, in a registered direct offering, 253,112 shares of the Company’s common stock, warrants to purchase up to 3,846,153 shares of common stock at a combined offering price of $5.85 per share and pre-funded warrants to purchase up to 2,310,990 shares of common stock at a purchase price of $5.849 per pre-funded warrant, with each pre-funded warrant having an exercise price of $0.001 per share. The Company raised net proceeds of $14.1 million after deduction of sales commissions and other offering expenses.

On December 30, 2022, the Company entered into a note purchase agreement pursuant to which it agreed to issue and sell to a holder an unsecured promissory note in an aggregate initial principal amount of $8.4 million, for which in exchange for the note, the company received $6.5 million.

Risks and Uncertainties

The Company cannot assure you that we will ever earn revenues sufficient to support our operations, or that we will ever be profitable. In order to continue our operations, we have supplemented the revenues we earned with proceeds from the sale of our equity and debt securities and proceeds from loans and bank credit lines. While the impact of the COVID-19 pandemic is generally subsiding, the lasting impact on our business and results of operations continues to remain uncertain. While we were able to continue operations remotely throughout the pandemic, we have experienced supply chain cost increases and constraints and delays in the receipt of certain components of our hardware products impacting delivery times for our products. In addition, to the extent that certain customers continue to be challenged by the lasting effects of the pandemic, including delays in returning employees to the office, we have and may continue to see an impact in the demand of certain products and delays in certain projects and customer orders.

Certain global events, such as the continued impact of the pandemic, the recent military conflict between Russia and Ukraine, market volatility and other general economic factors that are beyond our control may impact our results of operations. These factors can include interest rates; recession; inflation; unemployment trends; the threat or possibility of war, terrorism or other global or national unrest; political or financial instability; and other matters that influence our customers spending. Increasing volatility in financial markets and changes in the economic climate could adversely affect our results of operations. We also expect that supply chain interruptions and constraints, and increased costs on parts, materials and labor may continue to be a challenge for our business. While we have been able to realize growth during the year ended December 31, 2022 as compared to the same period in 2021, the impact that these global events will have on general economic conditions is continuously evolving and the ultimate impact that they will have on our results of operations continues to remain uncertain. There are no assurances that we will be able to continue to experience the same growth or not be materially adversely effected.

The Company’s recurring losses and utilization of cash in its operations are indicators of going concern however with the Company’s current liquidity position, including the cash raised under promissory notes and under the Sales Agreement subsequent to year end, less the funds required to be contributed with the spin-off of the Enterprise Apps Business, the Company believes it has the ability to mitigate such concerns for a period of at least one year from the date these financial statements are issued.

Consolidations

The consolidated financial statements have been prepared using the accounting records of Inpixon, Inpixon Canada, Inc., Inpixon GmbH, Inpixon Limited, Nanotron Technologies, GmBh, Intranav GmbH, Inpixon India Limited, Game Your Game, Inc., Design Reactor, Inc. (the CXApp) and Inpixon Philippines, Inc. All material inter-company balances and transactions have been eliminated.

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 2 — Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each of the reporting periods. Actual results could differ from those estimates. The Company’s significant estimates consist of:

•        the valuation of stock-based compensation;

•        the valuation of the assets and liabilities acquired of Game your Game, Visualix, CXApp, and Intranav as described in Note 4 , Note 5, Note 6 and Note 7 respectively, as well as the valuation of the Company’s common shares issued in the transaction;

•        the allowance for credit losses;

•        the valuation of loans receivable;

•        the valuation of equity securities;

•        the valuation allowance for deferred tax assets;

•        impairment of long-lived assets and goodwill; and

•        useful lives of property, plant and equipment, intangible assets and software development costs.

Business Combinations

The Company accounts for business combinations under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805 “Business Combinations” using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their fair values at the date of acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. All acquisition costs are expensed as incurred. Upon acquisition, the accounts and results of operations are consolidated as of and subsequent to the acquisition date.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, checking accounts, money market accounts and temporary investments with maturities of three months or less when purchased. As of December 31, 2022 and 2021, the Company had no cash equivalents.

Accounts Receivable, net and Allowance for Credit Losses

Accounts receivables are stated at the amount the Company expects to collect. The Company recognizes an allowance for credit losses to ensure accounts receivables are not overstated due to un-collectability. Bad debt reserves are maintained for various customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer’s inability to meet its financial obligation, such as in the case of bankruptcy filings, or deterioration in such customer’s operating results or financial position. If circumstances related to a customer change, estimates of the recoverability of receivables would be further adjusted. The Company has recorded an allowance for credit losses of approximately $0.2 million as of December 31, 2022 and 2021.

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 2 — Summary of Significant Accounting Policies (cont.)

Inventory

Finished goods are measured at the cost of manufactured products including direct materials and subcontracted services. Nanotron, states finished goods at the lower of cost and net realizable value on an average cost basis. As the inventory held by Nanotron is typically small dollar value items with small variances in price, an estimate or average is used to determine the balance of inventory. All other subsidiaries of the Company state inventory utilizing the first-in, first-out method. The Company continually analyzes its slow-moving, excess and obsolete inventories. Based on historical and projected sales volumes and anticipated selling prices, the Company establishes reserves. If the Company does not meet its sales expectations, these reserves are increased. Products that are determined to be obsolete are written down to net realizable value. As of December 31, 2022 and 2021, the Company had recorded an inventory obsolescence of approximately $0.4 million.

Investments

Short-term investments

Investments with maturities greater than 90 days but less than one year are classified as short-term investments on the consolidated balance sheets and consist of U.S. Treasury Bills. Accrued interest on U.S. Treasury bills are also classified as short term investment.

Our short-term investments are considered available for use in current operations, are classified as available-for-sale securities. Available for sale securities are carried at fair value, with an unrealized gains and losses included in the other income (expense) line of the Consolidated Statements of Operations. The Company recorded unrealized losses of approximately $0.2 million for the year end December 31, 2021 which was included on the other income (expense) line in the consolidated statements of operations. No unrealized gain or loss was recorded on available for sale securities for the year ended December 31, 2022.

Mezzanine equity

When ordinary or preferred shares are determined to be conditionally redeemable upon the occurrence of certain events that are not solely within the control of the issuer, and upon such event, the shares would become redeemable at the option of the holders, they are classified as ‘mezzanine equity’ (temporary equity). The purpose of this classification is to convey that such a security may not be permanently part of equity and could result in a demand for cash, securities or other assets of the entity in the future.

Investment in equity securities- fair value

Investment securities — fair value consist primarily of investments in equity securities and are carried at fair value in accordance with ASC 321, Investments-Equity Securities (“ASC 321”). These securities are marked to market based on the respective publicly quoted market prices of the equity securities adjusted for liquidity, as necessary. These securities transactions are recorded on a trade date basis. Any unrealized appreciation or depreciation on investment securities is reported in the Condensed Consolidated Statement of Operations within Unrealized Loss on Equity Securities. The unrealized loss on equity securities was $7.9 million, and $57.1 million, for the years ended December 31, 2022 and 2021, respectively.

Property and Equipment, net

Property and equipment are recorded at cost less accumulated depreciation and amortization. The Company depreciates its property and equipment for financial reporting purposes using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the initial lease term. Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred, and expenditures, which extend the economic life, are capitalized. When assets are retired, or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 2 — Summary of Significant Accounting Policies (cont.)

Intangible Assets

Intangible assets primarily consist of developed technology, customer lists/relationships, non-compete agreements, intellectual property agreements, export licenses and trade names/trademarks. They are amortized ratably over a range of 1 to 15 years, which approximates customer attrition rate and technology obsolescence. The Company assesses the carrying value of its intangible assets for impairment each year. Based on its assessments, the Company has recorded impairment of $4.6 million and zero during the years ended December 31, 2022 and 2021, respectively.

Acquired In-Process Research and Development (“IPR&D”)

In accordance with authoritative guidance, the Company recognizes IPR&D at fair value as of the acquisition date, and subsequently accounts for it as an indefinite-lived intangible asset until completion or abandonment of the associated research and development efforts. Once an IPR&D project has been completed, the useful life of the IPR&D asset is determined and amortized accordingly. If the IPR&D asset is abandoned, the remaining carrying value is written off. During fiscal year 2014, the Company acquired IPR&D through the acquisition of AirPatrol, in 2015 through the acquisition of the assets of LightMiner, in 2019 through the acquisitions of Locality, Jibestream and certain assets of GTX, in 2020 through the SYSTAT licensing agreement, the acquisition of certain assets of Ten Degrees, and the acquisition of Nanotron, and in 2021 through the acquisitions of Game Your Game, certain assets of Visualix, CXApp and IntraNav. The Company’s IPR&D is comprised of AirPatrol, LightMiner, Locality, Jibestream, GTX, SYSTAT, Ten Degrees, Nanotron, Game Your Game, Visualix, CXApp and IntraNav, which was valued on the date of the acquisition. As of the years ended December 31, 2022 and 2021 there was no IPR&D capitalized on the consolidated balance sheets.

The Company continues to seek additional resources, through both capital raising efforts and meeting with industry experts, for further development of these technologies. Through December 31, 2022, the Company has made some progress with raising capital since these acquisitions, building their pipeline and getting industry acknowledgment. The Company has been recognized by leading industry analysts in a report on leading indoor positioning companies and was also awarded the IoT Security Excellence award by TMC and Crossfire Media. Management remains focused on growing revenue from these products and continues to pursue efforts to recognize the value of the technologies. If the Company chooses to abandon these efforts, or if the Company determines that such funding is not available, the related technologies could be subject to significant impairment.

Goodwill

The Company tests goodwill for potential impairment at least annually, or more frequently if an event or other circumstance indicates that the Company may not be able to recover the carrying amount of the net assets of the reporting unit. The Company has determined that the reporting unit is the entire company, due to the integration of all of the Company’s activities. In evaluating goodwill for impairment, the Company may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount. If the Company bypasses the qualitative assessment, or if the Company concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company performs a quantitative impairment test by comparing the fair value of a reporting unit with its carrying amount.

The Company calculates the estimated fair value of a reporting unit using a weighting of the income and market approaches. For the income approach, the Company uses internally developed discounted cash flow models that include the following assumptions, among others: projections of revenues, expenses, and related cash flows based on assumed long-term growth rates and demand trends; expected future investments to grow new units; and estimated discount rates. For the market approach, the Company uses internal analyses based primarily on market comparables. The Company bases these assumptions on its historical data and experience, third party appraisals, industry projections, micro and macro general economic condition projections, and its expectations.

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 2 — Summary of Significant Accounting Policies (cont.)

The Company has recorded impairment of goodwill of $7.6 million and $14.8 million during the years ended December 31, 2022 and 2021, respectively, of which $5.5 million and $11.9 million pertain to discontinued operations.

Other Long Term Investments

The Company invests in certain equity-method investments: When the Company does not have a controlling financial interest in an entity but can exert significant influence over the entity’s operating and financial policies, the investment is accounted for either (i) under the equity method of accounting or (ii) at fair value by electing the fair value option available under U.S. GAAP. The Company accounted for its equity investment under the equity method of accounting, as the Company is deemed to have significant influence. The Company generally recognizes its share of the equity method investee’s earnings on a three-month lag in instances where the investee’s financial information is not sufficiently timely from the Company’s reporting period. The Company evaluates an equity method investment for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. See Note 14.

Software Development Costs

The Company develops and utilizes internal software for the processing of data provided by its customers. Costs incurred in this effort are accounted for under the provisions of ASC 350-40, “Internal Use Software” and ASC 985-20, “Software — Cost of Software to be Sold, Leased or Marketed”, whereby direct costs related to development and enhancement of internal use software is capitalized, and costs related to maintenance are expensed as incurred. The Company capitalizes its direct internal costs of labor and associated employee benefits that qualify as development or enhancement. These software development costs are amortized over the estimated useful life which management has determined ranges from 1 to 5 years.

Leases and Right-of-Use Assets

The Company determines if an arrangement is a lease at its inception. Operating lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company generally uses their incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future payments, because the implicit rate of the lease is generally not known. Right-of-use assets related to the Company’s operating lease liabilities are measured at lease inception based on the initial measurement of the lease liability, plus any prepaid lease payments and less any lease incentives. The Company’s lease terms that are used in determining their operating lease liabilities at lease inception may include options to extend or terminate the leases when it is reasonably certain that the Company will exercise such options. The Company amortizes their right-of-use assets as operating lease expense generally on a straight-line basis over the lease term and classify both the lease amortization and imputed interest as operating expenses. The Company does not recognize lease assets and lease liabilities for any lease with an original lease term of less than one year.

Research and Development

Research and development costs consist primarily of professional fees and compensation expense. All research and development costs are expensed as incurred. Research and development costs as of December 31, 2022 and 2021 were $17.7 million and $14.1 million, respectively, of which $9.3 million and $6.7 million pertain to discontinued operations.

Loans and Notes Receivable

The Company evaluates loans and notes receivable that don’t qualify as securities pursuant to ASC 310 — “Receivables”, wherein such loans would first be classified as either “held for investment” or ‘held for sale.” Loans would be classified as “held for investment”, if the Company has the intent and ability to hold the loan for the foreseeable future, or to maturity or pay-off. Loans would be classified as “held for sale”, if the Company intends

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 2 — Summary of Significant Accounting Policies (cont.)

to sell the loan. Loan receivables classified as “held for investment” are carried on the balance sheet at their amortized cost and are periodically evaluated for impairment. Loan receivables classified as “held for sale” are carried on the balance sheet at the lower of their amortized cost or fair value, with a valuation allowance being recorded (with a corresponding income statement charge) if the amortized cost exceeds the fair value. For loans carried on the balance sheet at fair value, changes to the fair value amount that relate solely to the passage of time will be recorded as interest income.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Income tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will either expire before the Company is able to realize the benefit, or that future deductibility is uncertain.

Non-Controlling Interest

The Company has an 82.5% equity interest in Inpixon India, a 99.97% equity interest in Inpixon Philippines and a 55.4% equity interest in Game Your Game as of December 31, 2022. The portion of the Company’s equity attributable to this third party non-controlling interest was approximately $(1.2) million and $1.7 million as of December 31, 2022 and 2021, respectively. The Company disposed of its equity interest in Inpixon Philippines in connection with the Closing of the Transactions disclosed under Note 32 herein, which include the Enterprise Apps Spin-off and the Merger.

Approximately $1.1 million of earnings have been reclassified from controlling accumulated deficit to non-controlling interest as of December 31, 2022 to conform to the current presentation. This reclassification had no material effect on the reported results of operations, cash flows or the Company’s stockholders’ equity as of December 31, 2022.

Foreign Currency Translation

Assets and liabilities related to the Company’s foreign operations are calculated using the Indian Rupee, Canadian Dollar, British Pound, Philippine Peso and Euro, and are translated at end-of-period exchange rates, while the related revenues and expenses are translated at average exchange rates prevailing during the period. Translation adjustments are recorded as a separate component of consolidated stockholders’ equity, totaling a gain/(loss) of approximately $1.0 million and $(0.6) million for the years ended December 31, 2022 and 2021, respectively. Gains or losses resulting from transactions denominated in foreign currencies are included in general and administrative expenses in the consolidated statements of operations. The Company engages in foreign currency denominated transactions with customers that operate in functional currencies other than the U.S. dollar. Aggregate foreign currency net transaction losses were not material for the years ended December 31, 2022 and 2021.

Comprehensive Income (Loss)

The Company reports comprehensive income (loss) and its components in its consolidated financial statements. Comprehensive loss consists of net loss, foreign currency translation adjustments and unrealized gains and losses from marketable securities, affecting stockholders’ (deficit) equity that, under GAAP, are excluded from net loss.

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 2 — Summary of Significant Accounting Policies (cont.)

Revenue Recognition

The Company recognizes revenue when control is transferred of the promised products or services to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. The Company derives revenue from software as a service, design and implementation services for its Indoor Intelligence systems, and professional services for work performed in conjunction with its systems.

Hardware and Software Revenue Recognition

For sales of hardware and software products, the Company’s performance obligation is satisfied at a point in time when they are shipped to the customer. This is when the customer has title to the product and the risks and rewards of ownership. The delivery of products to Inpixon’s customers occurs in a variety of ways, including (i) as a physical product shipped from the Company’s warehouse, (ii) via drop-shipment by a third-party vendor, or (iii) via electronic delivery with respect to software licenses. The Company leverages drop-ship arrangements with many of its vendors and suppliers to deliver products to customers without having to physically hold the inventory at its warehouse. In such arrangements, the Company negotiates the sale price with the customer, pays the supplier directly for the product shipped, bears credit risk of collecting payment from its customers and is ultimately responsible for the acceptability of the product and ensuring that such product meets the standards and requirements of the customer. Accordingly, the Company is the principal in the transaction with the customer and records revenue on a gross basis. The Company receives fixed consideration for sales of hardware and software products. The Company’s customers generally pay within 30 to 60 days from the receipt of a customer approved invoice. The Company has elected the practical expedient to expense the costs of obtaining a contract when they are incurred because the amortization period of the asset that otherwise would have been recognized is less than a year.

Software As A Service Revenue Recognition

With respect to sales of the Company’s maintenance, consulting and other service agreements including the Company’s digital advertising and electronic services, customers pay fixed monthly fees in exchange for the Company’s service. The Company’s performance obligation is satisfied over time as the digital advertising and electronic services are provided continuously throughout the service period. The Company recognizes revenue evenly over the service period using a time-based measure because the Company is providing continuous access to its service.

Professional Services Revenue Recognition

The Company’s professional services include milestone, fixed fee and time and materials contracts.

Professional services under milestone contracts are accounted for using the percentage of completion method. As soon as the outcome of a contract can be estimated reliably, contract revenue is recognized in the consolidated statement of operations in proportion to the stage of completion of the contract. Contract costs are expensed as incurred. Contract costs include all amounts that relate directly to the specific contract, are attributable to contract activity, and are specifically chargeable to the customer under the terms of the contract.

Professional services are also contracted on the fixed fee and time and materials basis. Fixed fees are paid monthly, in phases, or upon acceptance of deliverables. The Company’s time and materials contracts are paid weekly or monthly based on hours worked. Revenue on time and material contracts is recognized based on a fixed hourly rate as direct labor hours are expended. Materials, or other specified direct costs, are reimbursed as actual costs and may include markup. The Company has elected the practical expedient to recognize revenue for the right to invoice because the Company’s right to consideration corresponds directly with the value to the customer of the performance completed to date. For fixed fee contracts including maintenance service provided by in house personnel, the Company recognizes revenue evenly over the service period using a time-based measure because the Company is providing continuous service. Because the Company’s contracts have an expected duration of one year or less, the Company has

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 2 — Summary of Significant Accounting Policies (cont.)

elected the practical expedient in ASC 606-10-50-14(a) to not disclose information about its remaining performance obligations. Anticipated losses are recognized as soon as they become known. For the years ended December 31, 2022 and 2021, the Company did not incur any such losses. These amounts are based on known and estimated factors.

License Revenue Recognition

The Company enters into contracts with its customers whereby it grants a non-exclusive on-premise license for the use of its proprietary software. The contracts provide for either (i) a one year stated term with a one year renewal option, (ii) a perpetual term or (iii) a two year term for students with the option to upgrade to a perpetual license at the end of the term. The contracts may also provide for yearly on-going maintenance services for a specified price, which includes maintenance services, designated support, and enhancements, upgrades and improvements to the software (the “Maintenance Services”), depending on the contract. Licenses for on-premises software provide the customer with a right to use the software as it exists when made available to the customer. All software provides customers with the same functionality and differ mainly in the duration over which the customer benefits from the software.

The timing of the Company’s revenue recognition related to the licensing revenue stream is dependent on whether the software licensing agreement entered into represents a good or service. Software that relies on an entity’s IP and is delivered only through a hosting arrangement, where the customer cannot take possession of the software, is a service. A software arrangement that is provided through an access code or key represents the transfer of a good. Licenses for on-premises software represents a good and provide the customer with a right to use the software as it exists when made available to the customer. Customers may purchase perpetual licenses or subscribe to licenses, which provide customers with the same functionality and differ mainly in the duration over which the customer benefits from the software. Revenue from distinct on-premises licenses is recognized upfront at the point in time when the software is made available to the customer.

Renewals or extensions of licenses are evaluated as distinct licenses (i.e., a distinct good or service), and revenue attributed to the distinct good or service cannot be recognized until (1) the entity provides the distinct license (or makes the license available) to the customer and (2) the customer is able to use and benefit from the distinct license. Renewal contracts are not combined with original contracts, and, as a result, the renewal right is evaluated in the same manner as all other additional rights granted after the initial contract. The revenue is not recognized until the customer can begin to use and benefit from the license, which is typically at the beginning of the license renewal period. Therefore, the Company recognizes revenue resulting from renewal of licensed software at a point in time, specifically, at the beginning of the license renewal period.

The Company recognizes revenue related to Maintenance Services evenly over the service period using a time-based measure because the Company is providing continuous service and the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the services are performed.

Contract Balances

The timing of the Company’s revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. The Company had deferred revenue of approximately $3.5 million and $4.8 million, as of December 31, 2022 and 2021,respectively, of which $2.2 million and $3.1 million pertain to discontinued operations , related to cash received in advance for product maintenance services and professional services provided by the Company’s technical staff. The Company expects to satisfy its remaining performance obligations for these maintenance services and professional services, and recognize the deferred revenue and related contract costs over the next twelve months.

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 2 — Summary of Significant Accounting Policies (cont.)

Costs to Obtain a Contract

The Company recognizes eligible sales commissions as an asset as the commissions are an incremental cost of obtaining a contract with the customer and the Company expects to recover these costs. The capitalized costs are amortized over the expected contract term.

Cost to Fulfill a Contract

The Company incurs costs to fulfill their obligations under a contract once it has obtained, but before transferring goods or services to the customer. These costs are recorded as an asset as these costs are an incremental cost of fulfilling the contract with the customer and the Company expects to recover these costs. The capitalized costs are amortized over the expected remaining contract term.

Multiple Performance Obligations

The Company enters into contracts with customers for its technology that include multiple performance obligations. Each distinct performance obligation was determined by whether the customer could benefit from the good or service on its own or together with readily available resources. The Company allocates revenue to each performance obligation based on its relative standalone selling price. The Company’s process for determining standalone selling price considers multiple factors including the Company’s internal pricing model and market trends that may vary depending upon the facts and circumstances related to each performance obligation.

Sales and Use Taxes

The Company presents transactional taxes such as sales and use tax collected from customers and remitted to government authorities on a net basis.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred as part of cost of revenues. These costs were deemed to be nominal during each of the reporting periods.

Advertising Costs

Advertising costs are expensed as incurred. The Company incurred advertising costs, which are included in selling, general and administrative expenses of approximately $0.6 million and $0.4 million during the years ended December 31, 2022 and 2021, respectively, of which $0.4 million and $0.2 million pertain to discontinued operations, respectively.

Stock-Based Compensation

The Company accounts for options granted to employees, consultants and other non-employees by measuring the cost of services received in exchange for the award of equity instruments based upon the fair value of the award on the date of grant. The fair value of that award is then ratably recognized as an expense over the period during which the recipient is required to provide services in exchange for that award. Forfeitures of unvested stock options are recorded when they occur.

The Company incurred stock-based compensation charges of approximately $3.7 million and $10.9 million for each of the years ended December 31, 2022 and 2021, respectively, which are included in general and administrative expenses, of which $1.6 million and $4.1 million pertain to discontinued operations.

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 2 — Summary of Significant Accounting Policies (cont.)

Net Income (Loss) Per Share

The Company computes basic and diluted earnings per share by dividing net loss by the weighted average number of common shares outstanding during the period. Basic and diluted net loss per common share were the same since the inclusion of common shares issuable pursuant to the exercise of options and warrants in the calculation of diluted net loss per common shares would have been anti-dilutive.

The following table summarizes the number of common shares and common share equivalents excluded from the calculation of diluted net loss per common share for the years ended December 31, 2022 and 2021:
	For the Years Ended December 31,
	2022	2021
Options	351,587	252,006
Warrants	6,212,026	1,285,428
Convertible preferred stock	13	525,345
Earnout reserve	—	147,493
Totals	6,563,626	2,210,272

Preferred Stock

The Company relies on the guidance provided by ASC 480, “Distinguishing Liabilities from Equity”, to classify certain redeemable and/or convertible instruments. Preferred shares subject to mandatory redemption are classified as liability instruments and are measured at fair value. Conditionally redeemable preferred shares (including preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, preferred shares are classified as permanent equity.

The Company also follows the guidance provided by ASC 815 “Derivatives and Hedging”, which states that contracts that are both, (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position, are not classified as derivative instruments, and to be recorded under stockholder’s equity on the balance sheet of the financial statements. Management assessed the preferred stock and determined that it did meet the scope exception under ASC 815, and would be recorded as equity, and not a derivative instrument, on the balance sheet of the Company’s financial statements.

Fair Value Measurements

ASC 820, Fair Value Measurements, provides guidance on the development and disclosure of fair value measurements. The Company follows this authoritative guidance for fair value measurements, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles in the United States, and expands disclosures about fair value measurements. The guidance requires fair value measurements be classified and disclosed in one of the following three categories:

•        Level 1:    Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

•        Level 2:    Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

•        Level 3:    Unobservable inputs which are supported by little or no market activity and values determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 2 — Summary of Significant Accounting Policies (cont.)

Fair value measurements discussed herein are based upon certain market assumptions and pertinent information available to management as of and during the years ended December 31, 2022 and 2021.

Fair value measurements are applied, when applicable, to determine the fair value of our long-lived assets and goodwill. We recorded non-cash impairment charges as discussed further in Note 13. The fair value measurement of these assets is categorized as a Level 3 measurement as the valuation techniques require the use of significant unobservable inputs.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, notes receivable, accounts payable, and short-term debt. The Company determines the estimated fair value of such financial instruments presented in these financial statements using available market information and appropriate methodologies. These financial instruments, except for short-term debt, are stated at their respective historical carrying amounts, which approximate fair value due to their short-term nature. Short-term debt approximates market value based on similar terms available to the Company in the market place.

Carrying Value, Recoverability and Impairment of Long-Lived Assets

The Company has adopted Section 360-10-35 of the FASB ASC for its long-lived assets. Pursuant to ASC Paragraph 360-10-35-17, an impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). That assessment shall be based on the carrying amount of the asset (asset group) at the date it is tested for recoverability. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value. Pursuant to ASC Paragraph 360-10-35-20 if an impairment loss is recognized, the adjusted carrying amount of a long-lived asset shall be its new cost basis. For a depreciable long-lived asset, the new cost basis shall be depreciated (amortized) over the remaining useful life of that asset. Restoration of a previously recognized impairment loss is prohibited.

Pursuant to ASC Paragraph 360-10-35-21, the Company’s long-lived asset (asset group) is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company considers the following to be some examples of such events or changes in circumstances that may trigger an impairment review: (a) significant decrease in the market price of a long-lived asset (asset group); (b) a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition; (c) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator; (d) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group); (e) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); and (f) a current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company tests its long-lived assets for potential impairment indicators at least annually and more frequently upon the occurrence of such events.

Based on its assessments, the Company has recorded impairment of goodwill and intangibles of $12.2 million and $14.8 million during the years ended December 31, 2022 and 2021, respectively, of which $5.5 million and $12 million pertain to discontinued operations.

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 2 — Summary of Significant Accounting Policies (cont.)

Recently Issued and Adopted Accounting Standards

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40)” (“ASU 2020-06”). ASU 2020-06 reduces the number of models used to account for convertible instruments, amends diluted EPS calculations for convertible instruments, and amends the requirements for a contract (or embedded derivative) that is potentially settled in an entity’s own shares to be classified in equity. The amendments add certain disclosure requirements to increase transparency and decision-usefulness about a convertible instrument’s terms and features. Under the amendment, the Company must use the if-converted method for including convertible instruments in diluted EPS as opposed to the treasury stock method. ASU 2020-06 is effective for annual reporting periods beginning after December 15, 2023 for smaller reporting companies as defined by the SEC. Early adoption is allowed under the standard with either a modified retrospective or full retrospective method. The Company early adopted ASU 2020-06 on January 1, 2022 using the modified retrospective method. As a result of management’s evaluation, the adoption of ASU 2020-06 did not have a material impact on the consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, “Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity Classified Written Call Options’” (“ASU 2021-04”), which introduces a new way for companies to account for warrants either as stock compensation or derivatives. Under the new guidance, if the modification does not change the instrument’s classification as equity, the company accounts for the modification as an exchange of the original instrument for a new instrument. In general, if the fair value of the “new” instrument is greater than the fair value of the “original” instrument, the excess is recognized based on the substance of the transaction, as if the issuer has paid cash. The effective date of the standard is for interim and annual reporting periods beginning after December 15, 2021 for all entities, and early adoption is permitted. The Company adopted ASU 2021-04 on January 1, 2022. As a result of management’s evaluation, the adoption of ASU 2021-04 did not have a material impact on the consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”), which addresses diversity in practice related to the accounting for revenue contracts with customers acquired in a business combination. Under the new guidance, the acquirer is required to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The effective date of the standard is for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2021-08 on January 1, 2022. As a result of management’s evaluation, the adoption of ASU 2021-08 did not have a material impact on the consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832)” (“ASU 2021-10”), which provides guidance on disclosing government assistance. Under the new guidance, the Company is required to including the disclosure of (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on the entity’s financial statements. The effective date of the standard is for annual periods beginning after December 15, 2021. The Company adopted ASU 2021-10 on January 1, 2022. As a result of management’s evaluation, the adoption of ASU 2021-10 did not have a material impact on the consolidated financial statements.

Note 3 — Disaggregation of Revenue

Disaggregation of Revenue

The Company recognizes revenue when control is transferred of the promised products or services to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. The Company derives revenue from software as a service, design and implementation services for its Indoor Intelligence systems, and professional services for work performed in conjunction with its systems recognition policy.

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 3 — Disaggregation of Revenue (cont.)

Revenues consisted of the following (in thousands):

	For the Years Ended December 31,
	2022			2021
	Total	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations
Recurring revenue
Hardware	$—	$—	$—	$3	$—	$3
Software	9,530	4,060	5,470	7,152	3,844	3,308
Professional services	—	—	—	35	—	35
Total recurring revenue	$9,530	$4,060	$5,470	$7,190	$3,844	$3,346

Non-recurring revenue
Hardware	$3,906	$3,905	$1	$3,830	$3,794	$36
Software	1,544	1,540	4	1,974	1,989	(15)
Professional services	4,438	1,443	2,995	3,001	—	3,001
Total non-recurring revenue	$9,888	$6,888	$3,000	$8,805	$5,783	$3,022
Total Revenue	$19,418	$10,948	$8,470	$15,995	$9,627	$6,368
	For the Years Ended December 31,
	2022			2021
	Total	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations
Revenue recognized at a point in time
Indoor Intelligence(1)	$4,037	$4,032	$5	$4,371	$4,367	$4
Saves(1)	1,413	1,413	—	1,436	1,436	—
Shoom(1)	—	—	—	—	—	—
Total	$5,450	$5,445	$5	$5,807	$5,803	$4

Revenue recognized over time
Indoor Intelligence(2)(3)	$10,576	$2,111	$8,465	$6,676	$312	$6,364
Saves(3)	1,362	1,362	—	1,501	1,501	—
Shoom(3)	2,030	2,030	—	2,011	2,011	—
Total	$13,968	$5,503	$8,465	$10,188	$3,824	$6,364
Total Revenue	$19,418	$10,948	$8,470	$15,995	$9,627	$6,368

____________

(1)      Hardware and Software’s performance obligation is satisfied at a point in time where when they are shipped to the customer.

(2)      Professional services are also contracted on the fixed fee and time and materials basis. Fixed fees are paid monthly, in phases, or upon acceptance of deliverables. The Company has elected the practical expedient to recognize revenue for the right to invoice because the Company’s right to consideration corresponds directly with the value to the customer of the performance completed to date, in which revenue is recognized over time.

(3)      Software As A Service Revenue’s performance obligation is satisfied evenly over the service period using a time-based measure because the Company is providing continuous access to its service and service is recognized overtime.

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 4 — Game Your Game Acquisition

On April 9, 2021, the Company acquired Game Your Game, and its wholly owned subsidiary Active Mind to further the Company’s strategy to reach the end customer with apps in the growing sports analytics space. In exchange for a purchase price of $3.1 million the Company acquired 522,000 shares of the Company’s common stock from Game Your Game, which represent 55.4% of the outstanding shares of Common Stock of Game Your Game. The goodwill of $0.5 million arising from the acquisition consists of an acquired workforce, as well as synergies and economies of scale expected from combined operations of Inpixon and Game Your Game.

The following table represents the purchase price (in thousands).

Cash	$1,667
Stock (15,721 number of common stock shares)	1,403
Total Purchase Price	$3,070

The acquisition is being accounted for as a business combination in accordance with ASC 805 Business Combinations. The Company has determined the fair values of the assets acquired and liabilities assumed in the acquisition.

In connection with the acquisition, the Company recorded a non-controlling interest for the 44.6% ownership from unrelated third parties. The non-controlling interest was recorded at fair value on the closing date of the Acquisition. Future net income (loss) attributable to the non-controlling interest will be allocated based on its respective ownership. The Company has made an allocation of the purchase price of the acquisition to the assets acquired and the liabilities assumed as of the purchase date.

The following table summarizes the purchase price allocations relating to the Acquisition (in thousands):

Fair Value Allocation
Assets acquired:
Cash and cash equivalents	$1,851
Accounts receivable	36
Inventory	144
Other current assets	37
Property and equipment	105
Other assets	4
Tradename	628
Proprietary technology	2,824
Customer relationship	847
Goodwill	459
Total assets acquired	$6,935

Liabilities assumed:
Accounts payable	$957
Accrued expenses and other liabilities	436
Total liabilities assumed	1,393
Estimated fair value of net assets acquired:	$5,542
Less: Non Controlling Interest	(2,472)
Estimated fair value of net assets acquired attributable to the Company	$3,070

The value of the intangibles and goodwill were calculated by a third party valuation firm based on projections and financial data provided by management of the Company. The goodwill represents the excess fair value after the allocation to the intangibles. The calculated goodwill is not tax deductible for tax purposes.

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 4 — Game Your Game Acquisition (cont.)

Total acquisition-related costs for the Acquisition incurred during the period ended December 31, 2021 ended was $0.3 million and is included in acquisition-related costs in the Purchaser’s Statements of Operations. The below table details the acquisition-related costs for the Acquisition (in thousands):

Professional fees	$158
Consulting fees	150
Total acquisition costs	$308

Note 5 — Visualix Acquisition

On April 23, 2021 (the “Closing Date”), the Company entered a certain asset purchase agreement by and among the Company, Visualix GmbH i.L. (the “Visualix”), Darius Vahdat-Pajouh and Michal Bucko (each, a “Founder,” and collectively, the “Founders”), and Future Energy Ventures Management GmbH (“FEVM”).

Prior to the Closing Date, Visualix owned and operated certain computer vision, robust localization, large-scale navigation, mapping, and 3D reconstruction technologies (collectively, the “Underlying Technology”). In accordance with the terms of the asset purchase agreement, the Company purchased from Visualix the entirety of its assets consisting primarily of intellectual property including the underlying technology. Additionally, the Company purchased certain patent applications related to the underlying technology from FEVM. The Company acquired Visualix to rapidly advance our 3D mapping and to add augmented reality and computer vision capabilities to our product and our product/engineering teams. This innovation is important to our product roadmap and will allow us to stay ahead of the competition.

In consideration of the transactions (the “Consideration”) contemplated by the Asset Purchase Agreement, the Company:

1.      remitted a cash payment in the amount of Fifty Thousand Euros (EUR €50,000) to Visualix

2.      issued 4,224 shares of Common Stock to Visualix; and

3.      issued 704 to shares of Common Stock to FEVM.

The asset purchase agreement includes customary representations and warranties, as well as certain covenants, including, inter alia, that the Founders are hired as employees of Inpixon GmbH and Visualix and the Founders shall not, for a period of two (2) years following the Closing Date, directly or indirectly, compete with the Company in the sectors of Mapping and Localization Technology (as defined in the asset purchase agreement).

The following table represents the purchase price (in thousands).

Cash	$61
Stock (4,928 common stock shares at $87.00 per share)	429
Total Purchase Price	$490

Assets Acquired (in thousands):

Developed Technology	$429
Non-compete Agreements	61
Total Purchase Price	$490

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 6 — CXApp Acquisition

On April 30, 2021, the Company acquired Design Reactor, Inc. (“CXApp”) which enables corporate enterprise organizations to provide a custom-branded, location-aware employee app focused on enhancing the workplace experience and hosting virtual and hybrid events. An important aspect of the Company’s strategy towards delivering a comprehensive indoor intelligence offering required direct engagement with the end-user through an app. With the CXApp acquisition, the Company was able to establish that direct engagement, eliminating the need for a third part app developer partner. The transaction was attractive to the Company because it would complete its strategic vision to have the most comprehensive suite of indoor intelligence solutions, was anticipated to be accretive to earnings and revenue, increase the Company’s average selling price and result in the acquisition of several marquee customers. In exchange for the aggregate purchase price of $32.1 million, the Company acquired all of the outstanding capital of the CXApp, incorporated in the State of California. The price was subject to certain post-closing adjustments based on actual working capital as of the closing as described in the stock purchase agreement. The goodwill of $15.3 million arising from the acquisition consists of an acquired workforce, as well as synergies and economies of scale expected from combined operations of Inpixon and the CXApp.

The following table represents the purchase price (in thousands).

Cash	$22,132
Stock (117,994 common stock shares at $84.75 per share)	10,000
Total Purchase Price	$32,132

In relation to the cash payment, Inpixon retained $4.9 million of Holdback Funds from the Purchase Price to secure the Seller’s obligations under the stock purchase agreement, with any unused portion of the Holdback Funds to be released to the Seller on the date that is 18 months after the Closing Date. In addition, to the Holdback Funds, the Company is to pay various costs to third parties on the Seller’s behalf. These costs consisted of Seller transaction expenses, option payouts, bonus payouts, and miscellaneous accrued expenses. The Company retained cash for these future payments and recorded these future payments in Acquisition Liability on the closing date of the Acquisition. During the measurement period the holdback funds was adjusted by $0.2 million to account for work capital adjustments. The following represents the amounts that were recorded to Acquisition Liability (in thousands):

Acquisition Liability
Current
Option payout	$296
Bonus payout	34
Seller transaction expenses	72
Miscellaneous accrued expenses	174
Total current	$576

Noncurrent
Option payout	$493
Bonus payout	57
Holdback funds	4,875
Total noncurrent	5,425
6,001
Less adjustment to holdback funds due to measurement period adjustment	(209)
Less payments made during the year ended December 31, 2021	(460)
Less payments made during the year ended December 31, 2022	(5,135)
Total acquisition liability	$197

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 6 — CXApp Acquisition (cont.)

In connection with the Acquisition, the Company was required to pay an additional amount up to $12.5 million to certain select sellers of CXApp shares (payable in shares of the Company’s common stock based on a per share price of $1.13, subject to stockholder approval) in contingent earnout payments subject to CXApp meeting certain revenue targets on the one year anniversary of the Acquisition date. (the “Earnout Payment”). The Earnout Payment was subject to and conditioned upon each individual select seller’s continued active employment or service with the Company at the time of the earnout payment date. The Earnout Payment was treated as post-combination compensation expense.

On December 30, 2021, the Company entered into an Amendment to Stock Purchase Agreement (the “Amendment”), with the sellers’ representative, pursuant to which the parties to the Purchase Agreement agreed to (i) amend the amount of the earnout target from $8.3 million to $4.2 million; (ii) amend the duration of the earnout period from the period of the closing date through twelve month anniversary to the closing date to the period from the closing date through December 31, 2021; and (iii) eliminate the sellers’ representative’s right to accelerate the Earnout Payment upon a sale or change of control of the Company.

The Acquisition is being accounted for as a business combination in accordance with ASC 805 Business Combinations. The Company has determined fair values of the assets acquired and liabilities assumed in the Acquisition.

The Company has made an allocation of the purchase price of the Acquisition to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the purchase price allocations relating to the Acquisition (in thousands):

Fair Value Allocation
Assets acquired:
Cash and cash equivalents	$1,153
Trade and other receivables	1,626
Prepaid expenses and other current assets	68
Property, plant, and equipment	6
Tradename	2,170
Developed technology	8,350
Customer relationships	5,020
Non-compete agreements	2,690
Goodwill	15,306
Total assets acquired	$36,389

Liabilities assumed:
Accounts payable	$203
Deferred revenue	1,319
Accrued expenses and other liabilities	116
Deferred tax liability	2,591
Other tax liability, noncurrent	28
Total liabilities assumed	4,257
Estimated fair value of net assets acquired:	$32,132

The value of the intangibles and goodwill were calculated by a third party valuation firm based on projections and financial data provided by management of the Company. The assets were valued using a combination of multi-period excess earnings methodologies, a relief from royalty approach, a discounted cash flow approach and present value of cash flows approach. The goodwill represents the excess fair value after the allocation to the intangibles. The calculated goodwill is not tax deductible for tax purposes.

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 6 — CXApp Acquisition (cont.)

Total acquisition-related costs for the Acquisition incurred during the year ended December 31, 2021 was $0.5 million and is included in acquisition-related costs in the Company’s Statements of Operations. The below table details the acquisition-related costs for the Acquisition (in thousands):

Accounting fees	$115
Legal fees	389
Total acquisition costs	$504

On March 3, 2022, we entered into a Second Amendment to that certain Stock Purchase Agreement, dated as of April 30, 2021 (the “CXApp Stock Purchase Agreement”), by and among the Company, Design Reactor, Inc. (the “CXApp”) and the holders of the outstanding capital stock of CXApp (the “Sellers”) with the Sellers’ Representative (as defined in the CXApp Stock Purchase Agreement), pursuant to which the parties agreed that withholding taxes payable by certain of the Sellers, as applicable, in connection with the issuance of the Earnout Shares (as defined in the CXApp Purchase Agreement) would be offset up to the aggregate amount payable to such Seller by the Company from the Holdback Amount (as defined in the CXApp Purchase Agreement) and the Holdback Amount would be reduced by an equal amount. On March 3, 2022, the Company issued 144,986 shares of common stock to the Sellers in connection with the satisfaction of the Earnout Payment (as defined in the CXApp Purchase Agreement). The fair market value of the Earnout Shares issued of $3.7 million was lower than the fair market value of the Earnout Shares as of December 31, 2021 of $6.5 million, and therefore the Company recorded a benefit of $2.8 million for the year ended December 31, 2022, which is included in the General and Administrative costs of the condensed consolidated statements of operations.

Note 7 — IntraNav Acquisition

On December 9, 2021, the Company, through its wholly owned subsidiary, Inpixon Germany, through its wholly owned subsidiary, Nanotron Technologies acquired IntraNav GmbH. IntraNav will bring new, comprehensive products and technologies, and a broad IP portfolio to strengthen the Company’s established RTLS product line. In exchange for a Purchase Price of $1.1 million, the Purchaser acquired all the outstanding shares of IntraNav. The goodwill of $0.5 million arising from the Acquisition consists of an acquired workforce, as well as synergies and economies of scale expected from combined operations of Nanotron and IntraNav.

The Acquisition is being accounted for as a business combination in accordance with ASC 805. The Company has determined the fair values of the assets acquired and liabilities assumed in the Acquisition. The Company has made the allocation of the purchase price of the Acquisition to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the purchase price allocations relating to the Acquisition:

Cash Considerations (EUR)	€1,000,000
Less: IntraNav’s indebtedness in excess of EUR 150,000	—
Total Purchase Price (EUR)	€1,000,000
Total Purchase Price (USD) – at 1.13249 USD per EUR	$1,132,490

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 7 — IntraNav Acquisition (cont.)

Fair Value Allocation
Assets acquired:
Cash and cash equivalents	$109
Accounts receivable	110
Prepaid expenses and other current assets	135
Inventory	844
Right of use asset	312
Property, plant, and equipment	30
Other assets	113
Tradename & trademarks	168
Proprietary technology	507
Customer relationships	197
Goodwill	482
Total assets acquired	$3,007

Liabilities assumed:
Accounts payable	2
Accrued liabilities	413
Lease liabilities – current	54
Lease liabilities – noncurrent	231
Payable to new parent	391
Deferred revenue	784
Total liabilities assumed	1,875
Estimated fair value of net assets acquired:	$1,132

Total acquisition-related costs for the Acquisition incurred during the year ended December 31, 2021, was $209,036, and is included in selling, general and administrative expense in the Company’s consolidated statements of operations. The following table details the acquisition related costs for the Acquisition:

Accounting fees	$10
Legal fees	199
Total acquisition costs	$209

Note 8 — Proforma Financial Information

CXApp Proforma Financial Information

The following unaudited proforma financial information presents the consolidated results of operations of the Company and CXApp for the year ended December 31, 2021, as if the acquisition had occurred as of the beginning of the first period presented instead of on April 30, 2021. The proforma information does not necessarily reflect the results of operations that would have occurred had the entities been a single company during the period.

The proforma financial information for Game Your Game, Visualix and IntraNav have not been presented as it is deemed immaterial.

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 8 — Proforma Financial Information (cont.)

The proforma financial information for the Company and CXApp is as follows (in thousands):

For the Years Ended December 31, 2021
Revenues	$17,845
Net loss attributable to common stockholders	$(77,927)
Net loss per basic and diluted common share	$(50.30)
Weighted average common shares outstanding:
Basic and Diluted	1,549,160

Note 9 — Inventory

Inventory as of December 31, 2022 and 2021 consisted of the following (in thousands):

	As of December 31,
	2022	2021
Raw materials	$351	$163
Work-in-process	127	539
Finished goods	1,964	1,274
Inventory	$2,442	$1,976

Less discontinued operations	—	(11)
Inventory, Continuing Operations	$2,442	$1,965

Note 10 — Property and Equipment, net

Property and equipment as of December 31, 2022 and 2021 consisted of the following (in thousands):

	As of December 31,
	2022	2021
Computer and office equipment	$2,119	$1,961
Furniture and fixtures	448	447
Leasehold improvements	47	50
Software	849	868
Total	3,463	3,326
Less: accumulated depreciation and amortization	(2,197)	(1,884)
Total Property and Equipment, Net	$1,266	$1,442

Less Discontinued Operations	(202)	(231)
Total Property and Equipment, Continuing Operations	$1,064	$1,211

Depreciation and amortization expense were approximately $0.4 million and $0.4 million for both the years ended December 31, 2022 and 2021, respectively, of which $0.1 million for both years pertain to discontinued operations.

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 11 — Investment in Equity Securities

Investment securities — fair value consist of investments in the Company’s investment in shares and rights of equity securities. The composition of the Company’s investment securities — fair value was as follows (in thousands):

December 31, 2022	Cost	Fair Value
Investments in equity securities – fair value
Equity shares	$54,237	$328
Equity rights	11,064	2
Total investments in equity securities – fair value	$65,301	$330

We entered into a note purchase agreement with Sysorex, as amended from time to time, pursuant to which we agreed to loan Sysorex up to an aggregate principal amount of $10.0 million on a revolving credit basis (the “Sysorex Note”). On March 1, 2020, we agreed to extend the maturity date of the note from December 31, 2020 to December 31, 2022. On April 14, 2021, we entered into a Securities Settlement Agreement (the “SSA”) and a Rights Letter Agreement (the “RLA”), with Sysorex, whereby it agreed to satisfy in full its outstanding debt, in the aggregate amount of approximately $9.1 million as of March 31, 2021, owed to the Company, including but, not limited to, amounts outstanding under the Sysorex Note (the “Debt Settlement”). To effect the Debt Settlement, Sysorex agreed to issue to us 12,972,189 shares of its common stock and rights to acquire 3,000,000 shares of its common stock pursuant to the terms of the RLA. The Debt Settlement was entered into in connection with Sysorex’s closing of a reverse triangular merger with TTM Digital Assets & Technologies, Inc. As of December 31, 2022 and 2021 the fair value of the Sysorex shares and rights to acquire shares were $0.01 million and $1.8 million, respectively.

On April 27, 2022, the Company purchased a 10% convertible note in aggregate principal amount of $6,050,000 for a purchase price of $5,500,000 from FOXO Technologies Operating Company, formerly FOXO Technologies Inc. (“FOXO Legacy”), pursuant to the terms of a securities purchase agreement between FOXO Legacy and the Company (the “April 2022 Purchase Agreement”). Interest on the convertible note accrues at 12% per annum. The term of the convertible note is twelve months, however FOXO Legacy has the ability to extend the maturity date for an additional 3 months. The convertible note is subject to certain conversion features which include qualified financing, and/or qualified transaction, as defined in the April 2022 Purchase Agreement. The Company can voluntarily convert the note after 270 days. The note is required to convert upon FOXO Legacy completing a qualified offering.

On September 15, 2022, FOXO Legacy consummated a business combination with Delwinds Insurance Acquisition Corp., now known as FOXO Technologies Inc. (“FOXO”), which qualified as a qualified offering as defined in the April 2022 Purchase Agreement. This qualified offering triggered a mandatory conversion of the convertible note to FOXO Legacy common stock which was then automatically converted into 891,124 shares of FOXO Class A common stock, par value $0.0001 (“FOXO common stock”) upon closing of the business combination. The Company recognized an unrealized gain on conversion of $0.8 million to be recognized in the statement of operations for the year ended December 31, 2022.

FOXO common stock is traded in active markets, as the security is trading under “FOXO” on the NYSE American. FOXO common stock is accounted for as available-for-sale equity securities based on “Level 1” inputs, which consist of quoted prices in active markets, with unrealized holding gains and losses included in earnings. The fair value was determined by the closing trading price of the security as of December 31, 2022. The Company recognized an unrealized loss on FOXO common stock of $6.1 million to be recognized in the statement of operations for the year ended December 31, 2022. As of December 31, 2022 and 2021 the fair value of the FOXO shares was $0.32 million and zero, respectively.

For the years ended December 31, 2022 and 2021, the Company recognized a net unrealized loss on investments in equity securities of $7.9 million and $57.1 million on the statement of operations.

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 12 — Software Development Costs, net

Capitalized software development costs as of December 31, 2022 and 2021 consisted of the following (in thousands):

	As of December 31,
	2022	2021
Capitalized software development costs	$5,324	$4,463
Accumulated amortization	(3,572)	(2,671)
Software development costs, net	$1,752	$1,792

Less discontinued operations	(487)	(648)
Software development costs, continuing operations	$1,265	$1,144

The Company tests its long lived assets for potential impairment at least annually, or more frequently if an event or other circumstance indicates that the Company may not be able to recover the carrying amount of the net assets of the reporting unit. There was no impairment recorded for the years ended December 31, 2022 and 2021.

The weighted average remaining amortization period for the Company’s software development costs is 2.4 years.

Amortization expense for capitalized software development costs was approximately $1.0 million and $0.9 million for each of the years ended December 31, 2022 and 2021, of which $0.6 million and $0.4 million pertain to discontinued operations.

Future amortization expense on the computer software is anticipated to be as follows (in thousands):

For the Years Ending December 31,	Total	Continuing Operations	Discontinued Operations
2023	$729	$466	$263
2024	586	437	149
2025	264	189	75
2026	173	173	—
2027 and thereafter	—	—	—
Total	$1,752	$1,265	$487

Note 13 — Goodwill and Intangible Assets

The Company reviews goodwill for impairment on a reporting unit basis on December 31 of each year and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The Company’s significant assumptions in these analyses include, but are not limited to, project revenue, the weighted average cost of capital, the terminal growth rate, derived multiples from comparable market transactions and other market data. The Company’s goodwill balance and other assets with indefinite lives were evaluated for potential goodwill impairment on a reporting unit basis during the period ended June 30, 2022, as certain indications on a qualitative and a quantitative basis were identified that an impairment exists as of the reporting date primarily from a sustained decrease in their stock price.

The Company utilized a mix of both the income and market approaches in determining the fair value of the reporting units. The Company noted that 50% weight was attributed to the income approach and 50% was attributed to the market approach.

During the year ended December 31, 2022, the Company recognized approximately $7.6 million of goodwill impairment on Systat, GTX, Nanotron, Jibestream, CXApp, Game Your Game, and IntraNav. During the year ended December 31, 2022, the Company’s cumulative impairment charges are approximately $31.0 million with approximately $29.1 million related to the Indoor Intelligence reporting unit, approximately $1.2 million related to the Shoom reporting unit and approximately $0.7 million related to the SAVES reporting unit.

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 13 — Goodwill and Intangible Assets (cont.)

As of December 31, 2021, the Company’s cumulative goodwill impairment charges were approximately $23.4 million with approximately $22.2 million related to the Indoor Intelligence reporting unit and approximately $1.2 million related to the Shoom reporting unit.

The following table summarizes the changes in the carrying amount of Goodwill for the year ended December 31, 2022 (in thousands):

Segments	Saves	Indoor Intelligence								Impairment
Acquisition	Systat	GTX	Nanotron	Locality	Jibestream	CXApp	Game Your Game	IntraNav	Total	Less discontinued operations	Continuing operations
Balance as of January 1, 2021	$520	$2	$3,931	$672	$1,463	$—	$—	$—	$6,588
Goodwill additions through acquisitions	200	—	—	—	—	17,432	286	482	18,400
Goodwill impairment	—	(1)	(2,263)	(689)	(967)	(10,239)	(307)	(323)	(14,789)	11,896	(2,893)
Valuation measurement period adjustments	(25)	—	(255)	—	—	(2,127)	174	—	(2,233)
Exchange rate fluctuation at December 31, 2021	—	—	(294)	17	(16)	—	—	—	(293)
Balance as of December 31, 2021	695	1	1,119	—	480	5,066	153	159	7,673
Less discontinued operations	—	—	—	—	(480)	(5,066)	—	—	(5,546)
Balance as of December 31, 2021, continuing operations	$695	$1	$1,119	$—	$—	$—	$153	$159	$2,127
Segments	Saves	Indoor Intelligence								Impairment
Acquisition	Systat	GTX	Nanotron	Locality	Jibestream	CXApp	Game Your Game	IntraNav	Total	Less discontinued operations	Continuing operations
Balance as of January 1, 2022	$695	$1	$1,119	$—	$480	$5,066	$153	$159	$7,673
Goodwill impairment	(695)	(1)	(1,035)	—	(474)	(5,066)	(153)	(147)	(7,571)	5,540	(2,031)
Exchange rate fluctuation at December 31, 2022	—	—	(84)	—	(6)	—	—	(12)	(102)
Balance as of December 31, 2022	—	—	—	—	—	—	—	—	—
Less discontinued operations	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2022, continuing operations	$—	$—	$—	$—	$—	$—	$—	$—	$—

As of December 31, 2022 and 2021 there was no goodwill allocated for the Shoom segment.

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 13 — Goodwill and Intangible Assets (cont.)

Intangible assets at December 31, 2022 and 2021 consisted of the following (in thousands):

	December 31,							Remaining Weighted Average Useful Life
	2022				2021
	Gross Amount	Accumulated Amortization	Impairment	Net Carrying Amount	Gross Amount	Accumulated Amortization	Net Carrying Amount
IP Agreement	$162	$(91)	$—	$71	$172	$(54)	$118	1.75
Trade Name/Trademarks	3,590	(1,414)	(593)	1,583	$3,602	$(662)	$2,940	4.00
Webstores & Websites	404	(258)	(146)	—	404	(123)	281	0.00
Customer Relationships	9,121	(2,776)	(749)	5,596	9,294	(1,440)	7,854	2.86
Developed Technology	21,777	(5,385)	(2,921)	13,471	22,175	(3,010)	19,165	5.22
Non-compete Agreements	4,270	(2,488)	(220)	1,562	4,786	(1,666)	3,120	0.74
Totals	$39,324	$(12,412)	$(4,629)	$22,283	$40,433	$(6,955)	$33,478
Less discontinued operations	(26,911)	7,621	1	(19,289)	(27,789)	4,321	(23,468)
Intangible assets, continuing operations	$12,413	$(4,791)	$(4,628)	$2,994	$12,644	$(2,634)	$10,010

The Company reviews intangible and other long-lived assets for impairment on an asset group basis on December 31 of each year and whenever events or changes in circumstances indicate the carrying value of intangibles and other long-lived assets may not be recoverable.

During the year ended December 31, 2022, the Company assessed its long-lived asset groups for impairment due to qualitative triggering events that consisted of missing operating projections, a sustained decrease in stock price, and planned divestitures to sell and/or dispose of long-lived assets before the end of their useful lives. Therefore, the Company calculated the fair value of each asset group’s long-lived assets by utilizing fair value methodologies that are most applicable to each specific asset group. These fair value methodologies included an income based approach, a market based approach and a cost based approach. The Company compared the fair value of each asset group’s long-lived assets to their carrying value as of December 31, 2022. The Company determined that the carrying value of the long-lived assets included in the SAVES and Indoor Intelligence segments were greater than their fair values as of December 31, 2022. Therefore, an impairment loss of $1.5 million and $3.1 million was recorded in the SAVES and Indoor Intelligence segments, respectively, as of December 31, 2022.

Aggregate Amortization Expense:

Aggregate amortization expense for the years ended December 31, 2022 and 2021 were $6.1 million and $5.1 million, respectively, of which $3.9 million and $3.0 million pertain to discontinued operations.

Future amortization expense on intangibles assets is anticipated to be as follows (in thousands):

For the Years Ending December 31,	Total	Continuing Operations	Discontinued Operations
2023	$4,663	$837	$3,826
2024	3,841	679	3,162
2025	3,430	598	2,832
2026	2,841	408	2,433
2027	2,494	322	2,172
2028 and thereafter	5,014	150	4,864
Total	$22,283	$2,994	$19,289

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 14 — Other Long Term Investments

In 2020, the Company paid $1.8 million for 599,999 Class A Units and 2,500,000 Class B Units of Cardinal Ventures Holdings LLC, a Delaware limited liability (“CVH”). The Company is a member of CVH. CVH owns certain interests in KINS Capital, LLC, the sponsor entity (the “Sponsor”) to KINS Technology Group Inc., a Delaware corporation and special purpose acquisition company (“KINS”) with which the Company entered into the Business Combination (see “Enterprise Apps Spin-off and Business Combination” under Note 1 above and “Recent Events — Enterprise Apps Spin-off and Business Combination” section under Part II, Item 7 herein for more details). The $1.8 million purchase price was paid on October 12, 2020 and therefore is the date the purchase of the Units was closed. On December 16, 2020, the Company increased its capital contribution by $0.7 million in exchange for an additional 700,000 Class B Units. The capital contribution was used by CVH to fund the Sponsor’s purchase of securities in KINS. The underlying subscription agreement provides that each Class A Unit and each Class B Unit represents the right of the Company to receive any distributions made by the Sponsor on account of the Class A Interests and Class B Interests, respectively, of the Sponsor.

The Company generally records its share of earnings in its equity method investments using a three-month lag methodology and within net investment income. During the period January 1, 2021 to December 31, 2021 and January 1, 2022 to December 31, 2022, CVH had no operating results as CVH is a holding company. CVH only contains units and has not been allocated shares of KINS, therefore CVH is not allocating any portion of income or expense incurred by KINS. As such, there was no share of earnings recognized by the Company in its statement of operations on its proportional equity investment.

The following component represents components of Other long-term investments as of December 31, 2022:

	Ownership interest as of December 31, 2022	Instrument Held
Investee
CVH LLC Class A	14.1%	Units
CVH LLC Class B	38.4%	Units

The Company performed a valuation over the CVH units and determined that the Company’s investment in CVH is impaired. The Company believes that the impairment is other than temporary, due to the significant difference between the carrying value and fair value and the Company’s plan to dispose of the investment in February 2023, which plan was carried out (See below and see Note 32). Therefore, the Company recognized an impairment on the Company’s investment in CVH of approximately $1.8 million as of December 31, 2022.

Inpixon’s investment in equity method eligible entities are represented on the balance sheet as an asset of $0.7 million and $2.5 million as of December 31, 2022 and December 31, 2021, respectively. Ownership interest in equity method eligible entities did not change from the year ended December 31, 2021 to December 31, 2022.

On July 1, 2022, the Company loaned $150,000 to CVH. The loan bears no interest and is due and payable in full on the earlier of: (i) the date by which KINS has to complete a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (a “business combination”), and (ii) immediately prior to the date of consummation of the business combination of KINS, unless accelerated upon the occurrence of an event of default. Nadir Ali, the Company’s Chief Executive Officer and director, is also a member in CVH through 3AM, LLC, which is a member of CVH, and which may, in certain circumstances, be entitled to manage the affairs of CVH. As a result of the closing of the Business Combination, the loan was repaid on March 15, 2023.

INPIXON AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 14 — Other Long Term Investments (cont.)

On February 27, 2023, the Company entered into Limited Liability Company Unit Transfer and Joinder Agreements with certain of the Company’s employees and directors (the “Transferees”), pursuant to which (i) the Company transferred all of its Class A Units of CVH (the “Class A Units”), an aggregate of 599,999 Class A Units, to the Transferees as bonus consideration in connection with each Transferee’s services performed for and on behalf of the Company as an employee, as applicable, and (ii) each Transferee became a member of CVH and a party to the Amended and Restated Limited Liability Company Agreement of CVH, dated as of September 30, 2020.

Note 15 — Deferred Revenue

Deferred revenue as of December 31, 2022 and 2021 consisted of the following (in thousands):

	As of December 31,
	2022	2021
Deferred Revenue
Maintenance agreements	$3,235	$4,183
Service agreements	250	622
Total Deferred Revenue	$3,485	$4,805

Less discontinued operations	(2,162)	(3,145)
Deferred Revenue, Continued Operations	$1,323	$1,660

The fair value of the deferred revenue approximates the services to be rendered.

Note 16 — Accrued Liabilities

Accrued liabilities as of December 31, 2022 and December 31, 2021 consisted of the following (in thousands):

	As of December 31,
	2022	2021
Accrued compensation and benefits	$1,242	$8,027
Accrued interest expense	1,197	1,012
Accrued bonus and commissions	848	597
Accrued other	746	707
Accrued sales and other indirect taxes payable	322	322
	$4,355	$10,665

Less discontinued operations	(1,736)	(7,882)
Accrued liabilities, continuing operations	$2,619	$2,783

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 17 — Debt

Debt as of December 31, 2022 and 2021 consisted of the following (in thousands):

Short-Term Debt	Maturity	2022	2021
March 2020 10% Note	3/18/2023	$—	$3,251
July 2022 Promissory Note (net of $760 debt discount)	7/22/2023	6,045	—
Dec 2022 Promissory Note (net of $1,880 debt discount)	12/30/2023	6,520	—
Third party note payable	6/30/2023	1,078	239
Total Short-Term Debt		$13,643	$3,490

Interest expense on the short-term debt totaled approximately $1.1 million and $0.7 million which is inclusive of approximately $0.5 million and $0.2 million that was amortized to interest expense from the combined amortization of deferred financing costs and note discounts recorded at issuance for the Short Term Debt for the periods ending December 31, 2022 and 2021, respectively.

Notes Payable

March 2020 10% Note Purchase Agreement and Promissory Note

On March 18, 2020, the Company entered into a note purchase agreement with Iliad, pursuant to which the Company agreed to issue and sell to the holder an unsecured promissory note (the “March 2020 10% Note”) in an aggregate initial principal amount of $6.5 million, which is payable on or before the date that is 12 months from the issuance date. The initial principal amount includes an original issue discount of $1.5 million and $0.02 million that the Company agreed to pay to the holder to cover the holder’s legal fees, accounting costs, due diligence, monitoring and other transaction costs.

In exchange for the March 2020 10% Note, the holder paid an aggregate purchase price of $5.0 million. Interest on the March 2020 10% Note accrues at a rate of 10% per annum and is payable on the maturity date or otherwise in accordance with the March 2020 10% Note. The Company may pay all or any portion of the amount owed earlier than it is due; provided, that in the event the Company elects to prepay all or any portion of the outstanding balance, it shall pay to the holder 115% of the portion of the outstanding balance the Company elects to prepay.

Beginning on the date that is 6 months from the issuance date and at the intervals indicated below until the March 2020 10% Note is paid in full, the holder shall have the right to redeem up to an aggregate of 1/3 of the initial principal balance of the March 2020 10% Note each month by providing written notice delivered to the Company; provided, however, that if the holder does not exercise any monthly redemption amount in its corresponding month then such monthly redemption amount shall be available for the holder to redeem in any future month in addition to such future month’s monthly redemption amount.

Upon receipt of any monthly redemption notice, the Company shall pay the applicable monthly redemption amount in cash to the holder within five business days of the Company’s receipt of such Monthly Redemption Notice. The March 2020 10% Note includes customary event of default provisions, subject to certain cure periods, and provides for a default interest rate of 22%. Upon the occurrence of an event of default (except a default due to the occurrence of bankruptcy or insolvency proceedings, the holder may, by written notice, declare all unpaid principal, plus all accrued interest and other amounts due under the March 2020 10% Note to be immediately due and payable. Upon the occurrence of a bankruptcy-related event of default, without notice, all unpaid principal, plus all accrued interest and other amounts due under the March 2020 10% Note will become immediately due and payable at the mandatory default amount. On September 17, 2020, we amended the one time monitoring fee applicable in the event the note was outstanding on the date that was 6 months from the issuance date, from 10% to 5% which was added to the March 2020 10% Note balance. On March 17, 2021, the Company extended the maturity date of the March 2020 10% Note from March 18, 2021 to March 18, 2022.

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 17 — Debt (cont.)

On February 11, 2021, the Company entered into an exchange agreement with Iliad, pursuant to which the Company and Iliad agreed to: (i) partition a new promissory note in the form of the March 2020 10% Note equal to $1.5 million and then cause the outstanding balance of the March 2020 10% Note to be reduced by $1.5 million; and (ii) exchange the partitioned note for the delivery of 11,919 shares of the Company’s Common Stock, at an effective price per share equal to $125.85. The Company analyzed the exchange of the principal under the March 2020 10% Note as an extinguishment and compared the net carrying value of the debt being extinguished to the reacquisition price (shares of common stock being issued) and recorded approximately a $0.03 million loss on the exchange of debt for equity as a separate item in the other income/expense section of the consolidated statements of operations for the year ended December 31, 2021.

The Company entered into an exchange agreement with Iliad which afforded a free trading date of July 1, 2021, pursuant to which the Company and Iliad agreed to: (i) partition a new promissory note in the form of the March 2020 10% Note equal to $1.0 million and then cause the outstanding balance of the March 2020 10% Note to be reduced by $1.0 million; and (ii) exchange the partitioned note for the delivery of 11,696 shares of the Company’s Common Stock, at an effective price per share equal to $85.50. The Company analyzed the exchange of the principal under the March 2020 10% Note as an extinguishment and compared the net carrying value of the debt being extinguished to the reacquisition price (shares of common stock being issued) and there was no loss on the exchange for debt for equity.

On February 1, 2022, the Company entered into an exchange agreement with Iliad, pursuant to which the Company and Iliad agreed to: (i) partition a new promissory note in the form of the March 2020 10% Note equal to $0.5 million and then cause the outstanding balance of the March 2020 10% Note to be reduced by $0.5 million; and (ii) exchange the partitioned note for the delivery of 15,889 shares of the Company’s common stock, at an effective price per share equal to $31.47. The Company analyzed the exchange of the principal under the March 2020 10% Note as an extinguishment and compared the net carrying value of the debt being extinguished to the reacquisition price (shares of common stock being issued) and there was no loss on the exchange for debt for equity.

On February 18, 2022, the Company entered into an exchange agreement with Iliad, pursuant to which the Company and Iliad agreed to: (i) partition a new promissory note in the form of the March 2020 10% Note equal to $0.4 million and then cause the outstanding balance of the March 2020 10% Note to be reduced by $0.4 million; and (ii) exchange the partitioned note for the delivery of 12,885 shares of the Company’s common stock, at an effective price per share equal to $27.17. The Company analyzed the exchange of the principal under the March 2020 10% Note as an extinguishment and compared the net carrying value of the debt being extinguished to the reacquisition price (shares of common stock being issued) and there was no loss on the exchange for debt for equity.

On March 15, 2022, the Company entered into an exchange agreement with Iliad, pursuant to which the Company and Iliad agreed to: (i) partition a new promissory note in the form of the March 2020 10% Note equal to $0.7 million and then cause the outstanding balance of the March 2020 10% Note to be reduced by $0.7 million; and (ii) exchange the partitioned note for the delivery of 28,698 shares of the Company’s common stock, at an effective price per share equal to $22.65. The Company analyzed the exchange of the principal under the March 2020 10% Note as an extinguishment and compared the net carrying value of the debt being extinguished to the reacquisition price (shares of common stock being issued) and there was no loss on the exchange for debt for equity.

Effective as of March 16, 2022, we entered into a third amendment (the “Third Amendment”) to the March 2020 10% Note which was accounted for as a modification. Pursuant to the terms of the Third Amendment, the maturity date of the March 2020 10% Note was extended from March 18, 2022 to March 18, 2023 (the “Maturity Date Extension”). In exchange for the Maturity Date Extension, we agreed to pay a 2% extension fee in the amount of approximately $0.06 million (the “Extension Fee”), which was added to the outstanding balance of the March 2020 10% Note.

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 17 — Debt (cont.)

On May 17, 2022, the Company entered into an exchange agreement with Iliad, pursuant to which the Company and Iliad agreed to: (i) partition a new promissory note in the form of the March 2020 10% Note equal to approximately $0.3 million and then cause the outstanding balance of the March 2020 10% Note to be reduced by approximately $0.3 million; and (ii) exchange the partitioned note for the delivery of 15,256 shares of the Company’s common stock, at an effective price per share equal to $16.50. The Company analyzed the exchange of the principal under the March 2020 10% Note as an extinguishment and compared the net carrying value of the debt being extinguished to the reacquisition price (shares of common stock being issued) and there was no loss on the exchange for debt for equity.

On May 31, 2022, the Company entered into an exchange agreement with Iliad, pursuant to which the Company and Iliad agreed to: (i) partition a new promissory note in the form of the March 2020 10% Note equal to approximately $0.3 million and then cause the outstanding balance of the March 2020 10% Note to be reduced by approximately $0.3 million; and (ii) exchange the partitioned note for the delivery of 19,806 shares of the Company’s common stock, at an effective price per share equal to $12.75. The Company analyzed the exchange of the principal under the March 2020 10% Note as an extinguishment and compared the net carrying value of the debt being extinguished to the reacquisition price (shares of common stock being issued) and there was no loss on the exchange for debt for equity.

On July 1 2022, the Company entered into an exchange agreement with Iliad, pursuant to which the Company and Iliad agreed to: (i) partition a new promissory note in the form of the March 2020 10% Note equal to approximately $0.4 million and then cause the outstanding balance of the March 2020 10% Note to be reduced by approximately $0.4 million; and (ii) exchange the partitioned note for the delivery of 32,074 shares of the Company’s common stock, at an effective price per share equal to $10.91. The Company analyzed the exchange of the principal under the March 2020 10% Note as an extinguishment and compared the net carrying value of the debt being extinguished to the reacquisition price (shares of common stock being issued) and there was no loss on the exchange for debt for equity.

On July 11, 2022, the Company entered into an exchange agreement with Iliad, pursuant to which the Company and Iliad agreed to: (i) partition a new promissory note in the form of the March 2020 10% Note equal to approximately $0.4 million and then cause the outstanding balance of the March 2020 10% Note to be reduced by approximately $0.4 million; and (ii) exchange the partitioned note for the delivery of 33,949 shares of the Company’s common stock, at an effective price per share equal to $11.78. The Company analyzed the exchange of the principal under the March 2020 10% Note as an extinguishment and compared the net carrying value of the debt being extinguished to the reacquisition price (shares of common stock being issued) and there was no loss on the exchange for debt for equity.

On August 4, 2022, the Company entered into an exchange agreement with Iliad, pursuant to which the Company and Iliad agreed to: (i) partition a new promissory note in the form of the March 2020 10% Note equal to approximately $0.3 million and then cause the outstanding balance of the March 2020 10% Note to be reduced by approximately $0.3 million; and (ii) exchange the partitioned note for the delivery of 25,691 shares of the Company’s common stock, at an effective price per share equal to $11.68. The Company analyzed the exchange of the principal under the March 2020 10% Note as an extinguishment and compared the net carrying value of the debt being extinguished to the reacquisition price (shares of common stock being issued) and there was no loss on the exchange for debt for equity.

On September 9, 2022, the Company entered into an exchange agreement with Iliad, pursuant to which the Company and Iliad agreed to: (i) partition a new promissory note in the form of the March 2020 10% Note equal to approximately $0.2 million and then cause the outstanding balance of the March 2020 10% Note to be reduced by approximately $0.2 million; and (ii) exchange the partitioned note for the delivery of 19,871 shares of the Company’s common stock, at an effective price per share equal to $10.07. The Company analyzed the exchange of the principal under the March 2020 10% Note as an extinguishment and compared the net carrying value of the debt being extinguished to the reacquisition price (shares of common stock being issued) and there was no loss on the exchange for debt for equity.

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 17 — Debt (cont.)

On October 17, 2022, the Company entered into an exchange agreement with Iliad, pursuant to which the Company and Iliad agreed to: (i) partition a new promissory note in the form of the March 2020 10% Note equal to approximately $0.4 million and then cause the outstanding balance of the March 2020 10% Note to be reduced by approximately $0.4 million; and (ii) exchange the partitioned note for the delivery of 83,682 shares of the Company’s common stock, at an effective price per share equal to $4.78. The Company analyzed the exchange of the principal under the March 2020 10% Note as an extinguishment and compared the net carrying value of the debt being extinguished to the reacquisition price (shares of common stock being issued) and there was no loss on the exchange for debt for equity.

Subsequent to year end, the Company entered into additional exchange agreements with Illiad and the note has been satisfied in full. See Note 32 for details.

July 2022 Note Purchase Agreement and Promissory Note

On July 22, 2022, the Company entered into a note purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC (the “Holder”), pursuant to which the Company agreed to issue and sell to the Holder an unsecured promissory note (the “July 2022 Note”) in an aggregate initial principal amount of $6.5 million (the “Initial Principal Amount”), which is payable on or before the date that is 12 months from the issuance date (the “Maturity Date”). The Initial Principal Amount includes an original issue discount of $1.5 million and $0.02 million that the Company agreed to pay to the Holder to cover the Holder’s legal fees, accounting costs, due diligence, monitoring and other transaction costs. In exchange for the Note, the Holder paid an aggregate purchase price of $5.0 million (the “Transaction”). Interest on the Note accrued at a rate of 10% per annum, which is payable on the maturity date. We may pay all or any portion of the amount owed earlier than it is due; provided that in the event we may elect to prepay all or any portion of the outstanding balance, it shall pay to the Holder 115% of the portion of the outstanding balance we may elect to prepay. Beginning on the date that is 6 months from the issue date and at the intervals indicated below until the Note is paid in full, the Holder shall have the right to redeem up to an aggregate of 1/3 of the initial principal balance of the Note for cash each month. The July 2022 Note includes customary event of default provisions, subject to certain cure periods, and provides for a default interest rate of 22%. Upon the occurrence of an event of default (except default due to the occurrence of bankruptcy or insolvency proceedings), the Holder may, by written notice, declare all unpaid principal, plus all accrued interest and other amounts due under the July 2022 Note to be immediately due and payable. Upon the occurrence of bankruptcy-related event of default, without notice, all unpaid principal, plus all accrued interest and other amounts due under the July 2022 Note will become immediately due and payable at the mandatory default amount. Under the terms of the July 2022 Note, if the note is still outstanding after 6 months from the issuance date, or as of January 22, 2023, a 10% monitoring fee would be added to the balance of the note. On January 31, 2023, the Holder agreed to reduce the one time monitoring fee from 10% to 5%. The Company accrued the pro-rata portion of the monitoring fee of $0.3 million as of December 31, 2022 which added to the note balance.

December 2022 Note Purchase Agreement and Promissory Note

On December 30, 2022, we entered into a note purchase agreement with Streeterville Capital, LLC (the “Holder”), pursuant to which we agreed to issue and sell to the Holder an unsecured promissory note (the “December 2022 Note”) in an aggregate initial principal amount of $8.4 million, which is payable on or before the date that is 12 months from the issuance date. The initial principal amount of includes an original issue discount of $1.9 million and $0.02 million that we agreed to pay to the Holder to cover the Holder’s legal fees, accounting costs, due diligence, monitoring and other transaction costs. In exchange for the Note, the Holder paid an aggregate purchase price of $6.5 million.

Interest on the December 2022 Note accrues at a rate of 10% per annum and is payable on the maturity date or otherwise in accordance with the December 2022 Note. We may pay all or any portion of the amount owed earlier than it is due; provided that in the event we may elect to prepay all or any portion of the outstanding balance, it shall pay to the Holder 115% of the portion of the outstanding balance we may elect to prepay. Beginning on the date that is

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 17 — Debt (cont.)

6 months from the issuance date and at the intervals indicated below until the December 2022 Note is paid in full, the Holder shall have the right to redeem up to an aggregate of 1/6th of the initial principal balance of the December 2022 Note plus any interest accrued thereunder each month by providing written notice delivered to us; provided, however, that if the Holder does not exercise any monthly redemption amount in its corresponding month then such monthly redemption amount shall be available for the Holder to redeem in any further month in addition to such future month’s monthly redemption amount.

Upon receipt of any monthly redemption notice, we shall pay the applicable monthly redemption amount in cash to the Holder within five (5) business days of the Company’s receipt of such monthly redemption notice. The December 2022 Note includes customary event of default provisions, subject to certain cure periods, and provides for a default interest rate of 22%. Upon the occurrence of an event of default (except default due to the occurrence of bankruptcy or insolvency proceedings), the Holder may, by written notice, declare all unpaid principal, plus all accrued interest and other amounts due under the December 2022 Note to be immediately due and payable. Upon the occurrence of bankruptcy-related event of default, without notice, all unpaid principal, plus all accrued interest and other amounts due under the December 2022 Note will become immediately due and payable at the mandatory default amount.

Third Party Notes Payable

Game Your Game, the Company’s subsidiary, entered into promissory notes with an individual whereby it received approximately $0.2 million on October 29, 2021, approximately $0.2 million on January 18, 2022, approximately $0.1 million on March 22, 2022, approximately $0.1 million on August 17, 2022, approximately $0.1 million on September 21, 2022, approximately $0.1 million on October 26, 2022, approximately $0.1 million on November 29, 2022, and approximately $0.1 million on December 22, 2022 for funding of liabilities and working capital needs. All of the promissory notes have an interest rate of 8% and are due on or before June 30, 2023. As of December 31, 2022 the balance owed under the notes was $1.1 million.

Note 18 — Capital Raises

Registered Direct Offerings

On January 24, 2021, the Company entered into a Securities Purchase Agreement with an institutional investor, pursuant to which it sold and issued in a registered direct offering, 77,334 shares of its common stock, and warrants to purchase up to 258,065 shares of common stock at an exercise price of $116.25 per share (the “January 2021 Purchase Warrants”) for a combined purchase price of $116.25 per share and pre-funded warrants to purchase up to 180,732 shares of common stock (“January 2021 Pre-funded Warrants”) at an exercise price of $0.08 per share, at a purchase price of $116.18 per share. At closing, the Company received approximately $27.8 million in net proceeds after deducting placement agent commissions and offering expenses. The January 2021 Purchase Warrant and January 2021 Pre-funded Warrant is or was immediately exercisable for one share of common stock for a period until the five year anniversary of the issuance date. The January 2021 Pre-funded Warrants were exercised in full as of February 8, 2021. In addition, the investor exercised its purchase rights for 40,000 shares of common stock pursuant to the January 2021 Purchase Warrant on February 11, 2021.

On February 12, 2021, the Company entered into a Securities Purchase Agreement with an institutional investor, pursuant to which it sold and issued in a registered direct offering, 93,334 shares of its common stock, and warrants to purchase up to 200,000 shares of common stock at an exercise price of $150.00 per share (the “First February 2021 Purchase Warrants”) for a combined purchase price of $150.00 per share and pre-funded warrants to purchase up to 106,667 shares of common stock (“First February 2021 Pre-funded Warrants”) at an exercise price of $0.08 per share, at a purchase price of $149.93 per share. At closing, the Company received approximately $27.8 million in net proceeds after deducting placement agent commissions and offering expenses. The First February 2021 Purchase

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 18 — Capital Raises (cont.)

Warrant and First February 2021 Pre-funded Warrant is or was immediately exercisable for one share of common stock for a period until the five year anniversary of the issuance date. The First February 2021 Pre-funded warrants were exercised in full as of February 18, 2021.

On February 16, 2021, the Company entered into a Securities Purchase Agreement with an institutional investor, pursuant to which the Company sold and issued in a registered direct offering, 40,000 shares of its common stock, and warrants to purchase up to 132,670 shares of common stock at an exercise price of $150.75 per share (the “Second February 2021 Purchase Warrants”) for a combined purchase price of $150.75 per share and pre-funded warrants to purchase up to 92,670 shares of common stock (“Second February 2021 Pre-funded Warrants”) at an exercise price of $0.08 per share, at a purchase price of $150.68 per share. At closing the Company received approximately $18.5 million in net proceeds after deducting placement agent commissions and offering expenses. Each Second February 2021 Purchase Warrant and Second February 2021 Pre-funded Warrant is or was immediately exercisable for one share of common stock for a period until the, five year anniversary of the issuance date. The Second February 2021 Pre-funded warrants were exercised in full as of March 1, 2021.

On September 13, 2021, the Company entered into a Securities Purchase Agreement with certain institutional investors named therein, pursuant to which the Company sold in a registered direct offering (i) 58,750 shares of Series 7 Convertible Preferred Stock and (ii) related warrants to purchase up to an aggregate of 626,667 shares of common stock. Each share of Series 7 Convertible Preferred Stock and the related Warrants were sold at a subscription amount of $920, representing an original issue discount of 8% of the stated value of each share of Series 7 Convertible Preferred Stock for an aggregate subscription amount of $54.1 million. In connection with this offering, the Company filed a Certificate of Designation for the Series 7 Convertible Preferred Stock with the Nevada Secretary of State. The Company has authorized the issuance of 5,000,000 shares of preferred stock, of which 0 shares were issued and outstanding as of December 31, 2022. Each share of Series 7 Convertible Preferred Stock has a par value of $0.001 per share and stated value of $1,000 per share. The shares of Series 7 Convertible Preferred Stock are convertible into shares of the Company’s common stock, at a conversion price of $93.75 per share. Each share of Series 7 Convertible Preferred Stock is entitled to receive cumulative dividends, payable in the same form as dividends paid on shares of the Company’s common stock. At any time beginning on the 6-month anniversary of the date the shares of Series 7 Convertible Preferred Stock are issued and ending ninety 90 days thereafter, the holders of the Series 7 Convertible Preferred Stock have the right to redeem all or part of the shares held by such holder in cash for the redemption price equal to the stated value of such share, plus all accrued but unpaid dividends thereon and all liquidated damages and other costs, expenses or amounts due. Upon redemption, the holder of the Series 7 Convertible Preferred Stock will forfeit 75% of the warrants issued in connection therewith. The holders of the Series 7 Convertible Preferred Stock shall vote together with all other classes and series of stock of the Company as a single class on all actions to be taken by the stockholders of the Company. The Series 7 Convertible Preferred Stock and related warrants subject to forfeiture are recorded as Mezzanine Equity in the accompanying balance sheets as the holder has the option to redeem these shares for cash and the warrants are an embedded feature for the Series 7 Convertible Preferred Stock. The remaining warrants that are not subject to forfeiture are recorded within Stockholders’ Equity as the remaining warrants are classified as freestanding instruments The aggregate net proceeds from the offering, after deducting the placement agent fees and other estimated offering expenses, were approximately $50.6 million. All of the shares of Series 7 Convertible Preferred Stock were redeemed in March 2022 and 75% of the related warrants were forfeited. See Note 20 for Preferred Stock and Note 23 for Warrant details.

On March 22, 2022, the Company entered into a Securities Purchase Agreement with certain institutional investors named therein, pursuant to which the Company sold in a registered direct offering (i) 53,197.7234 shares of Series 8 Convertible Preferred Stock and (ii) related warrants to purchase up to an aggregate of 1,503,726 shares of common stock. Each share of Series 8 Convertible Preferred Stock and the related Warrants were sold at a subscription amount of $940, representing an original issue discount of 6% of the stated value of each share of Series 8 Convertible Preferred Stock for an aggregate subscription amount of $50.0 million. In connection with this offering, the Company filed a Certificate of Designation for the Series 8 Convertible Preferred Stock with the Nevada Secretary of State.

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 18 — Capital Raises (cont.)

Each share of Series 8 Convertible Preferred Stock has a par value of $0.001 per share and stated value of $1,000 per share. The shares of Series 8 Convertible Preferred Stock are convertible into shares of the Company’s common stock, at a conversion price of $35.38 per share. Each share of Series 8 Convertible Preferred Stock is entitled to receive cumulative dividends, payable in the same form as dividends paid on shares of the Company’s common stock. At any time beginning on October 1, 2022 and ending ninety 90 days thereafter, the holders of the Series 8 Convertible Preferred Stock have the right to redeem all or part of the shares held by such holder in cash for the redemption price equal to the stated value of such share, plus all accrued but unpaid dividends thereon and all liquidated damages and other costs, expenses or amounts due. Upon redemption, the holder of the Series 8 Convertible Preferred Stock will forfeit 50% of the warrants issued in connection therewith. The holders of the Series 8 Convertible Preferred Stock shall vote together with all other classes and series of stock of the Company as a single class on all actions to be taken by the stockholders of the Company. The Series 8 Convertible Preferred Stock and related warrants subject to forfeiture are recorded as Mezzanine Equity in the accompanying balance sheets as the holder has the option to redeem these shares for cash and the warrants are an embedded feature for the Series 8 Convertible Preferred Stock. The remaining warrants that are not subject to forfeiture are recorded within Stockholders’ Equity as the remaining warrants are classified as freestanding instruments containing a total value of $5.6 million. The aggregate net proceeds from the offering, after deducting the placement agent fees and other estimated offering expenses, were approximately $46.9 million. See Note 20 for Preferred Stock and Note 23 for Warrant details. During the quarter ended December 31, 2022, the Company received cash redemption notices from the holders of the Series 8 Convertible Preferred Stock issued on March 22, 2022, totaling 53,197.72 shares of Series 8 Convertible Preferred Stock for aggregate cash paid of approximately $53.2 million which were thereafter fully redeemed. In conjunction with the redemption, 751,841 warrants were forfeited.

Between March 15, 2022 and March 22, 2022, the Company received cash redemption notices from the holders of the Series 7 Convertible Preferred Stock issued on September 15, 2021, totaling 49,250 shares of Series 7 Convertible Preferred Stock for aggregate cash required to be paid of approximately $49.3 million. In addition, in accordance with the related purchase agreement, upon redemption of the Series 7 Convertible Preferred Stock, each holder forfeited 75% of the related warrants that were issued. Therefore, as of March 22, 2022, 49,250 shares of Series 7 Convertible Preferred Stock were redeemed and 394,000 related warrants were forfeited. The Company noted about 71% of the Series 7 Preferred Stock holders that redeemed shares also participated as Series 8 Convertible Preferred Stock holders (“shared holders”). The Company accounted for proceeds of the shared holders as a modification to the Series 7 and Series 8 Convertible Preferred Stock, as well as the related embedded warrants. The total change in fair value as a result of modification related to the Preferred Stock amounted to $2.6 million which were recognized as a deemed dividend at the date of the modification, upon which will be amortized until the redemption period begins on October 1, 2022. The total change in fair value as a result of modification related to the embedded warrants amounted to $1.5 million which was recognized as a deemed contribution at the date of the modification, upon which will be accreted until the redemption period begins on October 1, 2022.

On July 22, 2022, the Company entered into an Equity Distribution Agreement (the “Sales Agreement”) with Maxim Group LLC (“Maxim”) under which the Company may offer and sell shares of its common stock having an aggregate offering price of up to $25 million (the “Shares”) from time to time through Maxim, acting exclusively as the Company’s sales agent (the “Offering”). The Company intends to use the net proceeds of the Offering primarily for working capital and general corporate purposes. The Company did not make any sales pursuant to the Sales Agreement as of December 31, 2022, however, has raised gross proceeds of approximately $15.4 million under the Sales Agreement as of March 14, 2023.

On October 18, 2022, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an institutional investor named therein (the “Purchaser”), pursuant to which the Company agreed to issue and sell, in a registered direct offering, 253,112 shares of the Company’s common stock and warrants to purchase up to 3,846,153 shares of common stock (the “Purchase Warrants”) at a combined offering price of $5.85 per share. The Purchase Warrants have an exercise price of $5.85 per share. Each Purchase Warrant is exercisable for one share of common stock and will be immediately exercisable and will expire five years from the issuance date. The

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 18 — Capital Raises (cont.)

Company also offered and sold to the Purchaser pre-funded warrants to purchase up to 2,310,990 shares of common stock, in lieu of shares of common stock at the Purchaser’s election. Each pre-funded warrant is exercisable for one share of common stock. The purchase price of each pre-funded warrant was $5.849, and the exercise price of each pre-funded warrant is $0.001 per share. The pre-funded warrants are immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full. The Company raised net proceeds of $14.1 million after deduction of sales commissions and other offering expenses. In October 2022, the Company issued 930,990 shares of common stock in connection with the exercise of 930,990 pre-funded warrants at $0.001 per share.

Note 19 — Common Stock

During the three months ended March 31, 2021, the Company issued 11,919 shares of common stock under exchange agreements to settle outstanding balances totaling approximately $1.5 million under partitioned notes. (See Note 20 ).

During the three months ended March 31, 2021, the Company issued 210,668 shares of common stock in connection with registered direct offerings at per share prices between $116.25 and $150.75, resulting in net proceeds to the Company of approximately $74.1 million after subtracting sales commissions and other offering expenses (See Note 18).

During the three months ended March 31, 2021, the Company issued 67 shares of common stock issued for cashless stock options exercised.

During the three months ended March 31, 2021, the Company issued 420,071 shares of common stock in connection with the exchange of Pre-Funded Warrants (as defined in Note 23) offered under the Securities Purchase Agreement, resulting in net proceeds of $3.7 million. See Note 18 for further details.

During the three months ended June 30, 2021, the Company issued 15,722 shares of common stock in connection with the Game Your Game acquisition with a fair value of approximately $1.4 million. (See Note 4).

During the three months ended June 30, 2021, the Company issued 4,928 shares of common stock in connection with the Visualix asset purchase with a fair value of approximately $0.4 million. (See Note 5)

During the three months ended June 30, 2021, the Company issued 117,995 shares of common stock in connection with the CXApp acquisition with a fair value of approximately $10 million. (See Note 6).

During the three months ended June 30, 2021, the Company issued 62,308 shares of common stock net of 12,292 shares withheld for employee taxes for restricted stock granted in February 2021 at a par value of $0.001 per share.

During the three months ended June 30, 2021, the Company issued 6 shares of common stock for cashless stock options exercised.

During the three months ended September 30, 2021, the Company issued 11,696 shares of common stock under an exchange agreement to settle outstanding balances totaling approximately $1.0 million under a partitioned note. (See Note 17).

During the three months ended September 30, 2021, 9,500 shares of Series 7 Convertible Preferred Stock were converted into 101,334 shares of the Company’s common stock (See Note 20).

During the three months ended September 30, 2021, 4,500 shares of common stock issued in connection with unvested restricted stock grants were forfeited in connection with the departure of an employee.

During the three months ended December 31, 2021, 2,038 shares of common stock issued in connection with restricted stock grants were forfeited for employee taxes.

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 19 — Common Stock (cont.)

On January 28, 2022, the Company entered into an exchange agreement with the holder of certain existing warrants which were exercisable for an aggregate of 657,402 shares of the Company’s common stock. Pursuant to the exchange agreement, the Company agreed to issue to the warrant holder an aggregate of 184,153 shares of common stock and rights to receive an aggregate of 52,513 shares of common stock in exchange for the existing warrants (the “Warrant Exchange”).

On February 19, 2022, 12,802 shares of common stock issued in connection with restricted stock grants were withheld for employee taxes.

On March 3, 2022, the Company issued 144,986 shares of common stock to the sellers of the CXApp in connection with the satisfaction of an earnout payment. (See Note 6).

During the three months ended March 31, 2022, the Company issued 57,472 shares of common stock under exchange agreements to settle outstanding balances totaling approximately $1.5 million under partitioned notes.

During the three months ended June 30, 2022, the Company issued 35,062 shares of common stock under exchange agreements to settle outstanding balances totaling approximately $0.5 million under partitioned notes. (See Note 17).

During the three months ended September 30, 2022, the Company issued 111,585 shares of common stock under exchange agreements to settle outstanding balances totaling approximately $1.3 million under partitioned notes. (See Note 17).

On October 12, 2022, the Company issued 52,513 shares of common stock in connection with the exercise of a right to shares of common stock granted as part of warrant exchange agreement entered into on January 28, 2022. (See Note 23).

On October 17, 2022, the Company issued 83,682 shares of the Company’s common stock under an exchange agreement to settle outstanding balances totaling approximately $0.4 million under partitioned notes. (See Note 17).

On October 18, 2022, the Company entered into a Securities Purchase Agreement with an institutional investor, pursuant to which the Company agreed to issue and sell, in a registered direct offering, 253,112 shares of the Company’s common stock and warrants to purchase up to 3,846,153 shares of common stock at a combined offering price of $5.85 per share.

During the three months ended December 31, 2022, the Company issued 930,990 shares of common stock in connection with the exercise of 930,990 pre-funded warrants at $0.001 per share.

Note 20 — Preferred Stock

The Company is authorized to issue up to 5,000,000 shares of preferred stock with a par value of $0.001 per share with rights, preferences, privileges and restrictions as to be determined by the Company’s Board of Directors.

Series 4 Convertible Preferred Stock

On April 20, 2018, the Company filed with the Secretary of State of the State of Nevada the Certificate of Designation that created the Series 4 Convertible Preferred Stock (“Series 4 Preferred”), authorized 10,415 shares of Series 4 Preferred and designated the preferences, rights and limitations of the Series 4 Preferred. The Series 4 Preferred is non-voting (except to the extent required by law) and was convertible into the number of shares of common stock, determined by dividing the aggregate stated value of the Series 4 Preferred of $1,000 per share to be converted by $16,740.00.

As of December 31, 2022, there was 1 share of Series 4 Preferred outstanding.

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 20 — Preferred Stock (cont.)

Series 5 Convertible Preferred Stock

On January 14, 2019, the Company filed with the Secretary of State of the State of Nevada the Certificate of Designation that created the Series 5 Convertible Preferred Stock, authorized 12,000 shares of Series 5 Convertible Preferred Stock and designated the preferences, rights and limitations of the Series 5 Convertible Preferred Stock. The Series 5 Convertible Preferred Stock is non-voting (except to the extent required by law). The Series 5 Convertible Preferred Stock is convertible into the number of shares of Common Stock, determined by dividing the aggregate stated value of the Series 5 Convertible Preferred Stock of $1,000 per share to be converted by $11,238.75.

As of December 31, 2022, there were 126 shares of Series 5 Convertible Preferred Stock outstanding.

Series 7 Convertible Preferred Stock

On September 13, 2021, the Company filed the Certificate of Designation with the Secretary of State of the State of Nevada, amending the Company’s Articles of Incorporation, as amended, by establishing the Series 7 Convertible Preferred Stock, consisting of 58,750 authorized shares, $0.001 par value per share and $1,000 stated value per share. The holders of the Series 7 Convertible Preferred Stock have full voting rights and powers, except as otherwise required by the Articles of Incorporation, as amended, or applicable law. The holders of Series 7 Convertible Preferred Stock shall vote together with all other classes and series of stock of the Company as a single class on all actions to be taken by the stockholders of the Company. Each holder of the Series 7 Convertible Preferred Stock shall be entitled to the number of votes equal to the number of shares of common stock into which the Series 7 Convertible Preferred Stock then held by such holder could be converted on the record date for the vote which is being taken, provided, however, that the voting power of a holder together with its Attribution Parties (as defined in the Certificate of Designation), may not exceed 19.99% (or such greater percentage allowed by the Nasdaq Listing Rules without any shareholder approval requirements). The Series 7 Convertible Preferred Stock is convertible into the number of shares of common stock, determined by dividing the aggregate stated value of the Series 7 Convertible Preferred Stock of $1,000 per share to be converted by $93.75.

On September 13, 2021, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors named therein, pursuant to which the Company agreed to issue and sell in a registered direct offering (i) up to 58,750 shares of Series 7 Convertible Preferred Stock and (ii) related warrants to purchase up to an aggregate of 626,667 shares of common stock (the “Warrants”). Each share of Series 7 Convertible Preferred Stock and the related Warrants (see Note 26) were sold at a subscription amount of $920, representing an original issue discount of 8% of the stated value for an aggregate subscription amount of $54.1 million. The shares of Series 7 Convertible Preferred Stocks are recorded as Mezzanine Equity in the accompanying balance sheets as the holder has the option to redeem these shares for cash. The aggregate net proceeds from the offering, after deducting the placement agent fees and other estimated offering expenses, was approximately $50.6 million. The Company has elected to accrete the issuance costs, discount, and freestanding warrants through the date shares can be first be redeemed at the option of the holders, which is the sixth month anniversary of the Original Issuance Date using the effective interest method.

During the year ended December 31, 2021, 9,500 shares of Series 7 Convertible Preferred Stock were converted into 101,334 shares of the Company’s common stock.

Between March 15, 2022 and March 22, 2022, the Company received cash redemption notices from the holders of the Series 7 Convertible Preferred Stock issued on September 15, 2021, totaling 49,250 shares of Series 7 Convertible Preferred Stock for aggregate cash paid of approximately $49.3 million.

As of December 31, 2022 there were zero shares of Series 7 Convertible Preferred stock outstanding.

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 20 — Preferred Stock (cont.)

Series 8 Convertible Preferred Stock

On March 22, 2022, the Company filed a Certificate of Designation with the Secretary of State of the State of Nevada, amending the Company’s Articles of Incorporation, as amended, by establishing the Series 8 Convertible Preferred Stock, consisting of 53,197.7234 authorized shares, $0.001 par value per share and $1,000 stated value per share. The holders of the Series 8 Convertible Preferred Stock have full voting rights and powers, except as otherwise required by the Articles of Incorporation, as amended, or applicable law. The holders of Series 8 Convertible Preferred Stock are entitled to vote together with all other classes and series of stock of the Company as a single class on all actions to be taken by the stockholders of the Company. Each holder of the Series 8 Convertible Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the Series 8 Convertible Preferred Stock then held by such holder could be converted on the record date for the vote which is being taken, provided, however, that the voting power of a holder together with its Attribution Parties (as defined in the Certificate of Designation), may not exceed 19.99% (or such greater percentage allowed by the Nasdaq Listing Rules without any shareholder approval requirements). The Series 8 Convertible Preferred Stock is convertible into the number of shares of common stock, determined by dividing the aggregate stated value of the Series 8 Convertible Preferred Stock of $1,000 per share to be converted by $35.38.

On March 22, 2022, the Company entered into a securities purchase agreement with certain institutional investors named therein, pursuant to which the Company agreed to issue and sell in a registered direct offering (i) up to 53,197.7234 shares of Series 8 Convertible Preferred Stock and (ii) related warrants to purchase up to an aggregate of 1,503,726 shares of common stock (the “Warrants”). Each share of Series 8 Convertible Preferred Stock and the related Warrants (see Note 18) were sold at a subscription amount of $940, representing an original issue discount of 6% of the stated value for an aggregate subscription amount of $50.0 million. The shares of Series 8 Convertible Preferred Stocks are recorded as Mezzanine Equity in the accompanying balance sheets as the holder has the option to redeem these shares for cash. The aggregate net proceeds from the offering, after deducting the placement agent fees and other estimated offering expenses, was approximately $46.9 million. The Company has elected to accrete the issuance costs, discount, and freestanding warrants through the date shares can be first be redeemed at the option of the holders, which is the sixth month anniversary of the original issuance date using the effective interest method.

During three months ended December 31 2022, the Company received cash redemption notices from the holders of the Series 8 Convertible Preferred Stock issued on March 22, 2022, totaling 53,197.72 shares of Series 8 Convertible Preferred Stock for aggregate cash required to be paid of approximately $53.2 million.

As of December 31, 2022, there were zero shares of Series 8 Convertible Preferred Stock outstanding.

Note 21 — Authorized Share Increase and Reverse Stock Split

On October 4, 2022, the Company filed a certificate of change with the Secretary of State of the State of Nevada to effect a reverse stock split of the Company’s authorized and issued and outstanding shares of common stock, at a ratio of one (1) share of common stock for every seventy five (75) shares of common stock effective as of October 7, 2022 (the “Reverse Stock Split”). The Reverse Stock Split did not alter the par value of the Company’s common stock or modify any voting rights or other terms of the common stock. The Reverse Stock Split was primarily intended to bring the Company into compliance with the minimum bid price requirements for maintaining its listing on the Nasdaq Capital Market. The Company has reflected the Reverse Stock Split on a retroactive basis herein, unless otherwise indicated.

The Company filed a certificate of amendment to the Company’s articles of incorporation, as amended, with the Secretary of State of the State of Nevada to increase the number of authorized shares of Common Stock from 26,666,667 to 500,000,000 shares effective as of November 29, 2022.

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 22 — Stock Award Plans and Stock-Based Compensation

In September 2011, the Company adopted the 2011 Employee Stock Incentive Plan (the “2011 Plan”) which provides for the granting of incentive and non-statutory common stock options and stock based incentive awards to employees, non-employee directors, consultants and independent contractors. The plan was terminated by its terms on August 31, 2021 and no new awards will be issued under the 2011 Plan.

In February 2018, the Company adopted the 2018 Employee Stock Incentive Plan (the “2018 Plan” and together with the 2011 Plan, the “Option Plans”), which will be utilized with the 2011 Plan for employees, corporate officers, directors, consultants and other key persons employed. The 2018 Plan will provide for the granting of incentive stock options, NQSOs, stock grants and other stock-based awards, including Restricted Stock and Restricted Stock Units (as defined in the 2018 Plan).

Incentive stock options granted under the Option Plans are granted at exercise prices not less than 100% of the estimated fair market value of the underlying common stock at date of grant. The exercise price per share for incentive stock options may not be less than 110% of the estimated fair value of the underlying common stock on the grant date for any individual possessing more that 10% of the total outstanding common stock of the Company. Options granted under the Option Plans vest over periods ranging from immediately to four years and are exercisable over periods not exceeding ten years.

The aggregate number of shares that may be awarded under the 2018 Plan as of December 31, 2022 is 49,000,000. As of December 31, 2022, 394,555 of options and restricted stock were granted to employees, directors and consultants of the Company (including 1 share outside of our plan and 57 shares under our 2011 Plan), and 48,605,503 options were available for future grant under the Option Plans.

Employee Stock Options

During the year ended December 31, 2021, the Company granted options under the 2018 Plan for the purchase of 190,476 shares of common stock to employees and consultants of the Company. These options are 100% vested or vest pro-rata over 24, 36 or 48 months, have a life of 10 years and an exercise price between $51.75 and $137.25 per share. The Company valued the stock options using the Black-Scholes option valuation model and the fair value of the awards was determined to be approximately $4.6 million. The fair value of the common stock as of the grant date was determined to be between $51.75 and $137.25 per share.

During the year ended December 31, 2022, the Company granted options under the 2018 Plan for the purchase of 132,669 shares of common stock to employees and consultants of the Company. These options are 100% vested or vest pro-rata over 12, 24 or 36 months, have a life of 10 years and an exercise price between $39.74 per share. The Company valued the stock options using the Black-Scholes option valuation model and the fair value of the awards was determined to be approximately $1.8 million. The fair value of the common stock as of the grant date was determined to be between $39.74 per share.

On February 5, 2021, the Company issued 67 shares of common stock in connection with the cashless exercise of 195 employee stock options.

On June 10, 2021, the Company issued 6 shares of common stock in connection with the cashless exercise of 82 employee stock options.

During the year ended December 31, 2022 and 2021, the Company recorded a charge of approximately $2.9 million and $2.3 million, respectively, of which $1.3 million and $0.9 million pertain to discontinued operations, for the amortization of employee stock options (not including restricted stock awards), which is included in the general and administrative section of the condensed consolidated statement of operations.

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 22 — Stock Award Plans and Stock-Based Compensation (cont.)

As of December 31, 2022, the fair value of non-vested options totaled approximately $2.3 million, which will be amortized to expense over the weighted average remaining term of 1.12 years.

The fair value of each employee option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. Key weighted-average assumptions used to apply this pricing model during the years ended December 31, 2022 and 2021 were as follows:

For the Years Ended December 31,
	2022	2021
Risk-free interest rate	1.50% – 1.76%	0.59% – 1.26%
Expected life of option grants	5 years	5 years
Expected volatility of underlying stock	37.24% – 37.45%	37.21% – 38.15%
Dividends assumption	$—	$—

The expected stock price volatility for the Company’s stock options was determined by the historical volatilities for industry peers and used an average of those volatilities. The Company attributes the value of stock-based compensation to operations on the straight-line single option method. Risk free interest rates were obtained from U.S. Treasury rates for the applicable periods. The dividends assumptions was $0 as the Company historically has not declared any dividends and does not expect to.

See below for a summary of the stock options granted under the 2011 and 2018 plans:

	2011 Plan	2018 Plan	Non Plan	Total	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2021	96	72,666	1	72,763	$1,782.00	$—
Granted	—	190,476	—	190,476	71.25	—
Exercised	—	(277)	—	(277)	82.50	—
Expired	(23)	(3,051)	—	(3,074)	6,980.25	—
Forfeitures	—	(7,882)	—	(7,882)	101.25	—
Outstanding at December 31, 2021	73	251,932	1	252,006	$28,358.30	$—
Granted	—	132,669	—	132,669	39.74	—
Exercised	—	—	—	—	—	—
Expired	(16)	(14,451)	—	(14,467)	80,713.98	—
Forfeitures	—	(18,621)	—	(18,621)	74.97	—
Outstanding at December 31, 2022	57	351,529	1	351,587	$17,016.13	$—
Exercisable at December 31, 2022	57	234,776	1	234,834	$25,446.10	$—

Restricted Stock Awards

On February 19, 2021, the Company granted 70,000 restricted stock awards to employees of the Company. These stock awards vest either 25% on the Grant Date and 25% on each one year anniversary of Grant Date or 50% on Grant Date and 50% on the one year anniversary. In accordance with the terms of the restricted stock award agreements 12,291 shares of common stock underlying the awards were withheld by the Company in satisfaction of the employee portion of the payroll taxes required to paid in connection with the grant of such awards.

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 22 — Stock Award Plans and Stock-Based Compensation (cont.)

On April 23, 2021, the Company granted 4,598 restricted stock awards to employees of the Company. These stock awards either vest 50% at the 6 months anniversary and 50% on the one year anniversary or over 2 years pro rata every 6 months.

On August 21, 2021, 4,500 of unvested restricted stock award grants were forfeited in connection with the departure of an employee.

On December 23, 2021, 2,037 of restricted stock award grants were forfeited to satisfy the employee portion of the payroll taxes required to be paid in connection with the grant of such awards.

On February 19, 2022, 12,802 restricted stock grants were forfeited for employee taxes.

During the years ended December 31, 2022 and 2021 the Company recorded a charge of approximately $0.8 million and $8.6 million, respectively, of which $0.4 million and $3.3 million pertain to discontinued operations, for the amortization of vested restricted stock awards.

The following table summarizes restricted stock-based award activity granted:

	Number of Shares	Weighted Average Grant Date Fair Value
Balance, January 1, 2021	—	$—
Granted	74,598	$134.25
Forfeited	(18,827)	$132.00
Balance, December 31, 2021	55,770	$135.00
Granted	—	$—
Forfeited	(12,802)	$137.25
Balance, December 31, 2022	42,968	$134.26

The Company determined the fair value of these grants based on the closing price of the Company’s common stock on the respective grant dates.

Note 23 — Warrants

On January 24, 2021, Inpixon entered into a Securities Purchase Agreement with an institutional investor named therein (the “Investor”), pursuant to which the Company agreed to issue and sell, in a registered direct offering, 77,334 shares of the Company’s common stock, par value $0.001 per share, and warrants to purchase up to 258,065 shares of common stock (the “Purchase Warrants”) at a combined offering price of $116.25 per share. The Purchase Warrants have an exercise price of $116.25 per share. Each Purchase Warrant is exercisable for one share of common stock and will be immediately exercisable and will expire five years from the issuance date.

The Company also offered and sold to the Purchaser pre-funded warrants to purchase up to 180,732 shares of common stock (the “Pre-Funded Warrants” and, together with the 77,334 shares and the Purchase Warrants, the “Securities”), in lieu of shares of common stock at the Investor’s election. Each Pre-Funded Warrant is exercisable for one share of common stock. The purchase price of each Pre-Funded Warrant is $116.18, and the exercise price of each Pre-Funded Warrant is $0.08 per share. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

During the year ended December 31, 2021, the Company issued 180,732 shares of common stock in connection with the exercise of 180,732 Pre-Funded Warrants at $0.08 per share in connection with the January 24, 2021 Securities Purchase Agreement.

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 23 — Warrants (cont.)

On February 12, 2021, Inpixon entered into a Securities Purchase Agreement with an institutional investor named therein (the “Investor”), pursuant to which the Company agreed to issue and sell, in a registered direct offering, 93,334 shares of the Company’s common stock, par value $0.001 per share, and warrants to purchase up to 200,000 shares of common stock (the “Purchase Warrants”) at a combined offering price of $150.00 per share. The Purchase Warrants have an exercise price of $150.00 per share. Each Purchase Warrant is exercisable for one share of common stock and will be immediately exercisable and will expire five years from the issuance date.

The Company also offered and sold to the Purchaser pre-funded warrants to purchase up to 106,667 shares of common stock (the “Pre-Funded Warrants” and, together with the 93,334 shares and the Purchase Warrants, the “Securities”), in lieu of shares of common stock at the Investor’s election. Each Pre-Funded Warrant is exercisable for one share of common stock. The purchase price of each Pre-Funded Warrant is $149.93, and the exercise price of each Pre-Funded Warrant is $0.08 per share. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

During the year ended December 31, 2021, the Company issued 106,667 shares of common stock in connection with the exercise of 106,667 Pre-Funded Warrants at an exercise price of $0.08 per share in connection with the February 12, 2021 Securities Purchase Agreement.

On February 16, 2021, Inpixon entered into a Securities Purchase Agreement with an institutional investor named therein (the “Investor”), pursuant to which the Company agreed to issue and sell, in a registered direct offering, 40,000 shares of the Company’s common stock, par value 0.001 per share, and warrants to purchase up to 132,670 shares of common stock (the “Purchase Warrants”) at a combined offering price of $150.75 per share. The Purchase Warrants have an exercise price of $150.75 per share. Each Purchase Warrant is exercisable for one share of common stock and will be immediately exercisable and will expire 5 years from the issuance date.

The Company also offered and sold to the Purchaser pre-funded warrants to purchase up to 92,670 shares of common stock in lieu of shares of common stock at the Investor’s election. Each Pre-Funded Warrant is exercisable for one share of common stock. The purchase price of each Pre-Funded Warrant is $150.68, and the exercise price of each Pre-Funded Warrant is $0.08 per share. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

During the year ended December 31, 2021, the Company issued 92,670 shares of common stock in connection with the exercise of 92,670 pre-funded warrants at $0.08 per share in connection with the February 16, 2021 Securities Purchase Agreement.

On September 13, 2021, the Company entered into a Securities Purchase Agreement (the “Offering”) with certain investors pursuant to which the Company agreed to issue and sell, in a registered direct offering sold an aggregate of 58,750 shares of the Company’s Series 7 Convertible Preferred Shares, par value $0.001 per share, which are convertible into 626,667 shares of the Company’s common stock and warrants to purchase up to 626,667 shares of common stock. Each share and related warrants were sold together at a subscription amount of $920, representing an original issue discount of 8% of the Stated Value for an aggregate subscription amount of $54.1 million.

On January 28, 2022, the Company entered into an exchange agreement with the holder of certain existing warrants of the Company which were exercisable for an aggregate of 657,402 shares of the Company’s common stock. Pursuant to the exchange agreement, the Company agreed to issue to the warrant holder an aggregate of 184,153 shares of common stock and rights to receive an aggregate of 52,513 shares of common stock in exchange for the existing warrants. The Company accounted for the exchange agreement as a warrant modification. The Company determined the fair value of the existing warrants as if issued on the exchange agreement date and compared that to the fair value of the common stock issued. The Company calculated the fair value of the existing warrants using a Black-Scholes Option pricing model and determined it to be approximately $12.00 per share. The fair value of the common stock issued was based on the closing stock price of the date of the exchange. The total fair value of the warrants prior to modification was greater than the fair value of the common stock issued, and therefore, there was no incremental fair value related to the exchange.

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 23 — Warrants (cont.)

Between March 15 and March 22, 2022, we received cash redemption notices from the holders of the Company’s Series 7 Convertible Preferred Stock issued on September 15, 2021, totaling 49,250 shares of Series 7 Convertible Preferred Stock for aggregate cash required to be paid of approximately $49.3 million. In addition, upon redemption of the Series 7 Convertible Preferred Stock, each holder forfeited 75% of the related warrants that were issued together with the Series 7 Convertible Preferred Stock (the “Series 7 Warrants”). 394,000 corresponding warrants issued in connection with the issuance of the Series 7 Convertible Preferred Stock been forfeited and 232,675 related warrants remain outstanding.

On March 22, 2022, the Company entered into a securities purchase agreement with certain investors pursuant to which the Company agreed to issue and sell, in a registered direct offering sold an aggregate of 53,197.7234 shares of the Company’s Series 8 Convertible Preferred Shares, par value $0.001 per share, and warrants to purchase up to 1,503,726 shares of common stock. Each share and related warrants were sold together at a subscription amount of $940, representing an original issue discount of 6% of the stated value for an aggregate subscription amount of $50.0 million.

On October 12, 2022, the Company issued 52,513 shares of common stock in connection with the exercise of a right to shares of common stock granted as part of warrant exchange agreement entered into on January 28, 2022.

On October 18, 2022, the Company entered into a Securities Purchase Agreement, pursuant to which the Company agreed to issue and sell, in a registered direct offering, 253,112 shares of the Company’s common stock and warrants to purchase up to 3,846,153 shares of common stock at a combined offering price of $5.85 per share. The Purchase Warrants have an exercise price of $5.85 per share. Each Purchase Warrant is exercisable for one share of common stock and will be immediately exercisable and will expire five years from the issuance date.

The Company also offered and sold to the Purchaser pre-funded warrants to purchase up to 2,310,990 shares of common stock, in lieu of shares of common stock at the Purchaser’s election. Each pre-funded warrant is exercisable for one share of common stock. The purchase price of each pre-funded warrant was $5.849, and the exercise price of each pre-funded warrant is $0.001 per share. The pre-funded warrants are immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full.

During the three months ended December 31, 2022, the Company issued 930,990 shares of common stock in connection with the exercise of 930,990 pre-funded warrants from the October 2022 capital raise at $0.001 per share.

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 23 — Warrants (cont.)

The following table summarizes the changes in warrants outstanding during the years ended December 31, 2022 and 2021:

	Number of Warrants	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Exercisable at January 1, 2021	107,910	$502.50	$—
Granted	1,597,469	87.00	—
Exercised	(419,951)	9.00	—
Expired	—	—	—
Cancelled	—	—	—
Outstanding at December 31, 2021	1,285,428	$147.75	$—

Granted	7,660,859	$9.88	—
Exercised	(1,115,143)	150.00	—
Expired	(28)	2,082,857.14	—
Cancelled	(1,619,090)	75.45	—
Outstanding at December 31, 2022	6,212,026	$19.56	$1,530
Exercisable at December 31, 2021	1,285,428	$147.75	—
Exercisable at December 31, 2022	6,212,026	$19.56	1,530

Note 24 — Income Taxes

The domestic and foreign components of loss before income taxes for the years ended December 31, 2022 and 2021 are as follows (in thousands):

	For the Years Ended December 31,
	2022	2021
Domestic	$(31,474)	$(22,632)
Foreign	(7,004)	(5,989)
Net Loss, before tax, continuing operations	$(38,478)	$(28,621)

The income tax provision (benefit) for the years ended December 31, 2022 and 2021 consists of the following (in thousands):

	For the Years Ended December 31,
	2022	2021
Foreign
Current	$33	$(5)
Deferred	(1,657)	(37)
U.S. federal
Current	(268)	5,815
Deferred	(5,690)	—
State and local
Current	91	607
Deferred	(646)	—
	(8,137)	6,380
Change in valuation allowance	7,888	(2,591)
Income Tax (Benefit)/Expense, continuing operations	$(249)	$3,789

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 24 — Income Taxes (cont.)

The reconciliation between the U.S. statutory federal income tax rate and the Company’s effective rate for the years ended December 31, 2022 and 2021 is as follows:

	For the Years Ended December 31,
	2022	2021
U.S. federal statutory rate	21.0%	21.0%
State income taxes, net of federal benefit	2.0%	1.3%
Incentive stock options	(0.2)%	(0.3)%
162(m) Compensation Limit	—%	(0.7)%
Goodwill impairment loss	(1.0)%	(2.8)%
US-Foreign income tax rate difference	1.0%	1.6%
Other permanent items	(0.3)%	(0.6)%
Provision to return adjustments	0.5%	(6.6)%
Deferred only adjustment	(1.9)%	(10.5)%
Change in valuation allowance	(20.5)%	(15.6)%
Effective Rate	0.6%	(13.2)%

As of December 31, 2022 and 2021, the Company’s deferred tax assets consisted of the effects of temporary differences attributable to the following:

(in 000s)	As of December 31,
Deferred Tax Asset	2022	2021
Net operating loss carryovers	$39,642	$35,033
Stock based compensation	2,073	2,540
Research credits	123	131
Accrued compensation	87	96
Reserves	306	345
Intangibles	199	—
Fixed assets	356	393
Unrealized gain	14,557	12,876
Capital Research	1,587	—
Other	803	260

Total Deferred Tax Asset	59,733	51,674
Less: valuation allowance	(57,255)	(46,071)
Deferred Tax Asset, Net of Valuation Allowance	$2,478	$5,603
	As of December 31,
Deferred Tax Liabilities	2022	2021
Intangible assets	$(1,878)	$(4,613)
Fixed assets	(149)	(239)
Other	(448)	(381)
Capitalized research	—	(370)
Total deferred tax liabilities	(2,475)	(5,603)
Net Deferred Tax Asset (Liability)	$3	$—

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 24 — Income Taxes (cont.)

At December 31, 2022, the Company did not have any undistributed earnings of our foreign subsidiaries. As a result, no additional income or withholding taxes have been provided for. The Company does not anticipate any impacts of the global intangible low taxed income (“GILTI”) and base erosion anti-abuse tax (“BEAT) and as such, the Company has not recorded any impact associated with either GILTI or BEAT.

In accordance with Section 382 of the Internal Revenue Code, deductibility of the Company’s NOL carryover is subject to an annual limitation in the event of a change of control, as defined by the regulations. The Company performed an analysis to determine the annual limitation as a result of the changes in ownership that occurred during 2021 and 2022. Based on the Company’s analysis, no ownership changes occurred during 2021. A change in ownership did occur in March of 2022. The NOL available to offset future taxable income after the 2022 ownership change is approximately $46.5 million. The NOLs generated in 2017, $1.5 million, will expire beginning in December 31, 2037 if not utilized. The remaining NOLs generated after 2017 have an indefinite life and do not expire. The NOLs as of December 31, 2022 that do not expire are approximately $45.6 million.

As of December 31, 2022 and 2021, Inpixon Canada, which was acquired on April 18, 2014 as part of the AirPatrol Merger Agreement, had approximately $24.6 million and $20.9 million, respectively, of Canadian NOL carryovers available to offset future taxable income. These NOLs, if not utilized, begin expiring in the year 2023. The NOLs as of December 31, 2021 include Jibestream, which was acquired on August 15, 2019 and amalgamated with Inpixon Canada effective January 1, 2020.

As of December 31, 2022 and 2021, Nanotron GmbH, which was acquired on October 5, 2020, had approximately $44.1 million and $44.3 million, respectively, of German NOL carryovers available to offset future taxable income. Although these NOLs do not expire, minimum taxation restrictions apply such that only a percentage of taxable income may be offset by NOL carryovers.

As of December 31, 2022 and 2021, Intranav GmbH, which was acquired on December 8, 2021, had approximately $8.6 million and $7.1 million, respectively, of German NOL carryovers available to offset future taxable income. Although these NOLs do not expire, minimum taxation restrictions apply such that only a percentage of taxable income may be offset by NOL carryovers.

As of December 31, 2022 and 2021, Active Mind Technology LTD, which was acquired on April 9, 2021 as part of the acquisition of Game Your Game Inc., had approximately $11.8 million and $11.6 million, respectively, of Irish NOL carryovers available to offset future taxable income. These NOLs have an indefinite life and do not expire.

As of December 31, 2022, Inpixon Philippines, Inc, which was organized on April 12, 2022 , had approximately $0.1 million of Philippine NOL carryovers available to offset future taxable income. These NOLs, if not utilized, begin expiring in the year 2026.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers, whether it is “more likely than not”, that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible.

ASC 740, “Income Taxes” requires that a valuation allowance be established when it is “more likely than not” that all, or a portion of, deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. After consideration of all the information available, management believes that uncertainty exists with respect to future realization of its deferred tax assets with respect to Inpixon, Game Your Game, Inpixon Canada, Nanotron GmbH, Intranav GmbH, Active Mind Technology LTD, and Inpixon Philippines and has, therefore, established a full valuation allowance as of December 31, 2022 and 2021. As of December 31, 2022 and 2021, the change in valuation allowance was $12.4 million and $4.4 million, respectively.

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 24 — Income Taxes (cont.)

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is required to file income tax returns in the United States (federal), Canada, India, Germany, United Kingdom, Ireland, Philippines and in various state jurisdictions in the United States. Based on the Company’s evaluation, it has been concluded that there are no material uncertain tax positions requiring recognition in the Company’s consolidated financial statements for the years ended December 31, 2022 and 2021.

The Company’s policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as interest expense and as a component of income tax expense. There were no amounts accrued for interest or penalties for the years ended December 31, 2022 and 2021. Management does not expect any material changes in its unrecognized tax benefits in the next year.

The Company operates in multiple tax jurisdictions and, in the normal course of business, its tax returns are subject to examination by various taxing authorities. Such examinations may result in future assessments by these taxing authorities. The Company is subject to examination by U.S. tax authorities beginning with the year ended December 31, 2017. In general, the Canadian Revenue Authority may reassess taxes four years from the date the original notice of assessment was issued. The tax years that remain open and subject to Canadian reassessment are 2018 – 2022. The tax years that remain open and subject to India reassessment are tax years beginning March 31, 2017. The German tax authorities may reassess taxes generally four years from the end of the calendar year in which the return is filed. The tax years that remain open and subject to German reassessment are 2018 – 2022. In Ireland, assessments must generally be made within four years when returns are filed. The tax years that remain open and subject to Irish reassessment are 2018 – 2022. In general, Philippine Tax Commissioner may reassess taxes three years from the date the original notice of assessment was issued. The tax years that remain open and subject to Philippine reassessment are 2022.

Note 25 — Credit Risk, Concentrations, and Segment Reporting

Financial instruments that subject the Company to credit risk consist principally of trade accounts receivable and cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, consequently, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

The Company maintains cash deposits with financial institutions, which, from time to time, may exceed federally insured limits. Cash is also maintained at foreign financial institutions for its Canadian subsidiary, UK subsidiary, Philippine subsidiary, German subsidiaries and its majority-owned India subsidiary. Cash in foreign financial institutions as of December 31, 2022 and 2021 was immaterial. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

The Company did not have any customer accounted for at least 10% of revenues during the years ended December 31, 2022 and 2021.

The Company has two and one customers accounted for 25% and 13% of continuing operations revenue during the years ended December 31, 2022 and 2021, respectively,

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 25 — Credit Risk, Concentrations, and Segment Reporting (cont.)

As of December 31, 2022, two customers represented approximately 10%, and 10% of total accounts receivable. As of December 31, 2021, no customer accounted for at least 10% of total accounts receivable.

As of December 31, 2022, three customers represented approximately 16%, 11% and 10% of total accounts receivable from continuing operations. As of December 31, 2021, two customers represented approximately 19%, and 15% of total accounts receivable from continuing operations.

As of December 31, 2022, two vendors represented approximately 17%, and 12% of total gross accounts payable. Purchases from these vendors during the year ended December 31, 2022 was $1.4 million and $0.9 million, respectively. As of December 31, 2021, one vendor represented approximately 33% of total gross accounts payable. Purchases from this vendor during the year ended December 31, 2021 was $0.4 million.

As of December 31, 2022, three vendors represented approximately 20%, 15% and 10% of total gross accounts payable from continuing operations. Purchases from these vendors during the year ended December 31, 2022 was $0.9 million, $0.7 million and $0.4 million, respectively. As of December 31, 2021, two vendors represented approximately 46% and 12% of total gross accounts payable. Purchases from these vendors during the year ended December 31, 2021 was $0.4 million and $0.4 million .

For the year ended December 31, 2022, one vendor represented approximately 23% of total purchases. For the year ended December 31, 2021, three vendors represented approximately 21%, 18%, and 17% of total purchases.

For the year ended December 31, 2022, one vendor represented approximately 24% of total purchases from continuing operations. For the year ended December 31, 2021, four vendors represented approximately 26% , 22% , 21% and 12% of total purchases from continuing operations.

Segments

The Company’s operations consist of three reportable segments based on similar economic characteristics, the nature of products and production processes, end-use markets, channels of distribution, and regulatory environments: Indoor Intelligence, Saves, and Shoom.

During the second quarter of 2021, the Company changed the level of detail at which its Chief Executive Officer (“CEO”) acting as the Chief Operating Decision Maker, or “CODM”) regularly reviews and manages certain of its businesses, resulting in the bifurcation of its former one segment into three standalone reportable segments: Indoor Intelligence, Saves, and Shoom. The Company now manages and reports its operating results through these three reportable segments. This change allows the Company to enhance its customer focus and better align its business models, resources, and cost structure to the specific current and future growth drivers of each business, while providing increased transparency to the Company’s shareholders. The historical segment information has been recast to conform to the current segment structure.

Gross profit and income (loss) from operations are the primary measures of segment profitability used by the Company’s CODM.

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 25 — Credit Risk, Concentrations, and Segment Reporting (cont.)

Revenue, gross profit, and income (loss) from operations by segment consisted of the following (in thousands):

	For the Years Ended December 31,
	2022	2021
Revenue by Segment
Indoor Intelligence	$14,614	$11,046
Saves	2,775	2,938
Shoom	2,029	2,011
Total segment revenue	$19,418	$15,995
Less discontinued operations	(8,470)	(6,368)
Total segment revenue, continuing operations	$10,948	$9,627

Gross profit by Segment
Indoor Intelligence	$10,411	$7,833
Saves	1,781	2,072
Shoom	1,737	1,716
Gross profit by Segment	$13,929	$11,621
Less discontinued operations	(6,406)	(4,722)
Gross profit by Segment, continuing operations	$7,523	$6,899

Income (loss) from operations by Segment
Indoor Intelligence	$(53,602)	$(72,174)
Saves	(3,876)	(1,515)
Shoom	778	946
Loss from operations by Segment	$(56,700)	$(72,743)
Less discontinued operations	27,894	42,922
Loss from operations by Segment, continuing operations	$(28,806)	$(29,821)

The reporting package provided to the Company’s CODM does not include the measure of assets by segment as that information isn’t reviewed by the CODM when assessing segment performance or allocating resources.

Note 26 — Fair Value of Financial Instruments

The Company’s estimates of fair value for financial assets and financial liabilities are based on the framework established in ASC 820. The framework is based on the inputs used in valuation and gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates in the ASC 820 hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company’s significant market assumptions. We classified our financial instruments measured at fair value on a recurring basis in the following valuation hierarchy.

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 26 — Fair Value of Financial Instruments (cont.)

The Company’s assets measured at fair value consisted of the following at December 31, 2022 and December 31, 2021:

	Fair Value at December 31, 2022
	Total Fair Value	Level 1 – Quoted Prices in Active Markets for Identical Assets	Level 2 – Significant Other Observable Inputs	Level 3 – Significant Unobservable Inputs
Assets:
Short-term investments	$—	$—	$—	$—
Investments in equity securities	330	319	—	11
Total assets	$330	$319	$—	$11
	Fair Value at December 31, 2021
	Total Fair Value	Level 1 – Quoted Prices in Active Markets for Identical Assets	Level 2 – Significant Other Observable Inputs	Level 3 – Significant Unobservable Inputs
Assets:
Related party loan-held for sale (net)	$—	$—	$—	$—
Short-term investments	43,125	43,125	—	—
Investments in equity securities	1,838	—	—	1,838
Total assets	$44,963	$43,125	$—	$1,838

The following is a discussion of the valuation methodologies used for the Company’s assets measured at fair value.

Short-term investments represent U.S. treasury bills with maturities greater than three months. The fair value of the U.S. treasury bills are based on quoted market prices in active markets and are included in the Level 1 fair value hierarchy. The market for U.S. treasury bills is an actively traded market given the high level of daily trading volume. All U.S. treasury bills were sold by the Company during the year ended December 31, 2022.

Investments in equity securities are marked to market based on the respective publicly quoted market prices of the equity securities adjusted for liquidity. The fair value for Level 1 equity investments was determined using quoted prices of the security in active markets. The fair value for Level 3 equity investments was determined using a pricing model with certain significant unobservable market data inputs.

Investments in debt securities are valued using an option pricing model under the income approach methodology as the investment does not have observable inputs of identical or comparable instruments.

The following table is a reconciliation of assets for Level 3 investments for which significant unobservable inputs were used to determine fair value for the year ended December 31, 2022 (in thousands):

Level 3
Level 3 Investments
Balance at beginning of year	$1,838
Transfers in – FOXO Technologies, Inc. convertible note	6,050
Transfers in – FOXO Technologies, Inc. original issue discount on convertible note	(550)
Amortization of original issue discount on convertible note	206
Change in fair value on debt securities	791
Transfers out – FOXO Technologies, Inc. conversion of note to marketable equity securities	(6,497)
Unrealized loss on equity securities	(1,827)
Balance at end of year	$11

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 26 — Fair Value of Financial Instruments (cont.)

The following table is a reconciliation of assets for Level 3 investments for which significant unobservable inputs were used to determine fair value for the year ended December 31, 2021 (in thousands):

Level 3
Level 3 Investments
Balance at beginning of year	$—
Transfers in-Sysorex Securities Settlement Agreement
Benefit (provision) for valuation allowance on related party loan – held for sale	7,461
Interest income (expense), net	1,627
Gain on related party loan held for sale	49,817
Unrealized loss on equity securities	(57,067)
Balance at end of year	$1,838

Note 27 — Foreign Operations

The Company’s operations are located primarily in the United States, Canada, India, Germany, Philippines and the United Kingdom. Revenues by geographic area are attributed by country of domicile of our subsidiaries. The financial data by geographic area are as follows (in thousands):

	United States	Canada	India	Germany	United Kingdom	Ireland	Philippines	Eliminations	Total	Less Discontinued Operations	Total, Continuing Operations
For the Year Ended December 31, 2022:
Revenues by geographic area	$13,458	$2,061	$1,830	$4,583	$406	$6	165	$(3,091)	$19,418	(8,470)	$10,948
Operating income (loss) by geographic area	$(42,852)	$(7,177)	$208	$(6,121)	$17	$(673)	(99)	$(3)	$(56,700)	27,894	$(28,806)
Net income (loss) by geographic area	$(51,936)	$(7,770)	$138	$(5,982)	$20	$(673)	(101)	$—	$(66,304)	28,075	$(38,229)

For the Year Ended December 31, 2021:
Revenues by geographic area	$10,990	$2,638	$1,626	$3,593	$392	$7	—	$(3,251)	$15,995	(6,368)	$9,627
Operating income (loss) by geographic area	$(60,450)	$(6,451)	$146	$(5,629)	$(2)	$(346)	—	$(11)	$(72,743)	42,922	$(29,821)
Net income (loss) by geographic area	$(57,516)	$(6,882)	$124	$(5,505)	$(5)	$(346)	—	$—	$(70,130)	37,720	$(32,410)

As of December 31, 2022:
Identifiable assets by geographic area	$133,382	$5,484	$682	$19,599	$277	$19	415	$(102,223)	$57,635	—	$57,635
Long lived assets by geographic area	$18,097	$4,788	$101	$3,308	$1	$4	214	$—	$26,513	(20,659)	$5,854
Goodwill by geographic area	$—	$—	$—	$—	$—	$—	—	$—	$—	—	$—

As of December 31, 2021:
Identifiable assets by geographic area	$216,338	$7,191	$675	$20,238	$283	$69	—	$(88,121)	$156,673	—	$156,673
Long lived assets by geographic area	$27,773	$5,864	$181	$4,624	$2	$4	—	$—	$38,448	(25,070)	$13,378
Goodwill by geographic area	$5,915	$480	$—	$1,278	$—	$—	—	$—	$7,673	(5,546)	$2,127

Note 28 — Related Party Transactions

Sysorex Note Purchase Agreement

Nadir Ali, the Company’s Chief Executive Officer and a member of its Board of Directors, was previously a member of the Board of Directors of Sysorex until he resigned on May 14, 2021. In addition, Nadir Ali entered into a consulting agreement with Sysorex, pursuant to which he agreed to provide certain business services specified in the agreement for the benefit of Sysorex in exchange for shares of Sysorex’s common stock. The consulting agreement was terminated on October 14, 2021.

On December 31, 2018, the Company and Sysorex entered into a note purchase agreement (the “Note Purchase Agreement”) pursuant to which the Company agreed to purchase from Sysorex at a purchase price equal to the Loan Amount (as defined below), a secured promissory note (the “Secured Note”) for up to an aggregate principal

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 28 — Related Party Transactions (cont.)

amount of $3 million (the “Principal Amount”), including any amounts advanced through the date of the Secured Note (the “Prior Advances”), to be borrowed and disbursed in increments (such borrowed amount, together with the Prior Advances, collectively referred to as the “Loan Amount”), with interest to accrue at a rate of 10% percent per annum on all such Loan Amounts, beginning as of the date of disbursement with respect to any portion of such Loan Amount. In addition, Sysorex agreed to pay $20,000 to the Company to cover the Company’s legal fees, accounting costs, due diligence, monitoring and other transaction costs incurred in connection with the purchase and sale of the Secured Note (the “Transaction Expense Amount”), all of which amount is included in the Principal Amount. Sysorex may borrow repay and borrow under the Secured Note, as needed, for a total outstanding balance, exclusive of any unpaid accrued interest, not to exceed the Principal Amount at any one time.

All sums advanced by the Company to the Maturity Date (as defined below) pursuant to the terms of the Note Purchase Agreement will become part of the aggregate Loan Amount underlying the Secured Note. All outstanding principal amounts and accrued unpaid interest owing under the Secured Note shall become immediately due and payable on the earlier to occur of (i) 24 month anniversary of the date the Secured Note is issued (the “Maturity Date”), (ii) at such date when declared due and payable by the Company upon the occurrence of an Event of Default (as defined in the Secured Note), or (iii) at any such earlier date as set forth in the Secured Note. All accrued unpaid interest shall be payable in cash. On February 4, 2019, April 2, 2019, and May 22, 2019, the Secured Note was amended to increase the Principal Amount from $3 million to $5 million, $5 million to $8 million and $8 million to $10 million, respectively. On March 1, 2020, the Company extended the maturity date of the Secured Note to December 31, 2022. In addition, the Secured Note was amended to increase the default interest rate from 18% to 21% or the maximum rate allowable by law and to require a cash payment to the Company by Sysorex against the Loan Amount in an amount equal to no less than 6% of the aggregate gross proceeds raised following the completion of any financing, or series of related financings, in which Sysorex raises aggregate gross proceeds of at least $5.0 million.

In accordance with the terms of the Systat License Agreement on June 30, 2020, the Company partitioned a portion of the outstanding balance of the Secured Note into a new note in an amount equal to $3 million in principal plus accrued interest (the “Closing Note”) and assigned the Closing Note and all rights and obligations thereunder to Systat in accordance with the terms and conditions of that certain Promissory Note Assignment and Assumption Agreement (“Assignment Agreement”). An additional $2.3 million of the principal balance underlying the Sysorex Note was partitioned into a new note and assigned to Systat as consideration payable for the rights granted under the license as of December 31, 2020. During the year ended December 31, 2020, an additional amount of approximately $2.6 million was advanced under the Secured Note and approximately $200,000 was repaid. The amount owed for principal as of December 31, 2020 and accrued interest through September 30, 2019 by Sysorex to the Company as of December 31, 2020 was approximately $7.7 million. These amounts exclude $275,000 of additional interest that the Company is contractually entitled to accrue from October 1, 2019 through December 31, 2019 and approximately $1.1 million of additional interest from January 1, 2020 through December 31, 2020 in accordance with the terms of the Sysorex Note, but did not accrue due to the uncertainty of repayment.

An additional $1 million of the principal balance under the Secured Note was assigned to Systat on March 19, 2021, as the final portion of the total consideration due in connection with the license.

During the three months ended March 31, 2020 an additional 117,000 was advanced under the Secured Note and the Company was entitled to an additional $251,806 of interest in accordance with the terms of the Note, but did not accrue due to the uncertainty of repayment. An additional $1 million of the principal balance under the Secured Note was assigned to Systat on March 19, 2021, as the final portion of the total consideration due in connection with the license.

As of April 14, 2021, the Sysorex Note Purchase Agreement was settled, see Sysorex Securities Settlement Agreement below.

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 28 — Related Party Transactions (cont.)

Sysorex Receivable

On February 20, 2019, the Company, Sysorex and Atlas Technology Group, LLC (“Atlas”) entered into a settlement agreement resulting in a net award of $941,796 whereby Atlas agreed to accept an aggregate of 16,655 shares of freely-tradable common stock of the Company in full satisfaction of the award. The Company and Sysorex each agreed pursuant to the terms and conditions of that certain Separation and Distribution Agreement, dated August 7, 2018, as amended, that 50% of the costs and liabilities related to the arbitration action would be shared by each party following the Sysorex Spin-off. As a result, Sysorex owes the Company $0.6 million for the settlement plus the interest accrued during the fiscal year ended December 31, 2020 of $0.1 million. The total owed to the Company for this settlement as of December 31, 2022 and 2021 was $0. The Company established a full valuation allowance against this balance as of December 31, 2020.

As of April 14, 2021, the Sysorex Receivable was settled, see Sysorex Securities Settlement Agreement below.

Sysorex Securities Settlement Agreement

On April 14, 2021, the Company entered into a Securities Settlement Agreement (the “SSA”) and a Rights Letter Agreement (the “RLA”), each with Sysorex, whereby Sysorex agreed to satisfy in full its outstanding debt, in the aggregate amount of $9.1 million as of March 31, 2021, owed to the Company under that certain secured promissory note, originally dated December 31, 2018, as amended from time to time, and in connection with that certain settlement agreement, dated February 20, 2019, by and among the Company, Sysorex and Atlas Technology Group, LLC (the “Debt Settlement”). To effect the Debt Settlement, Sysorex agreed to issue to the Company (i) pursuant to the terms of the SSA, 12,972,189 shares of its common stock, $0.00001 par value per share, and (ii) rights to acquire 3,000,000 additional shares of its common stock pursuant to the terms of the RLA. The Debt Settlement was entered into in connection with Sysorex’s closing of a reverse triangular merger with TTM Digital Assets & Technologies, Inc.

The Company recorded $7.5 million for the release of the previously recorded valuation allowance, $1.6 million of interest income, and a gain on settlement of $49.8 million equal to the difference in the carry value of the promissory note, including interest and value of the common stock and rights to acquire additional shares received in the settlement.

In connection with the Debt Settlement, the Company also entered into a Registration Rights Agreement, dated as of April 14, 2021 (the “RRA”), with Sysorex and certain other shareholders of Sysorex (the “Holders”). Pursuant to the terms of the RRA, Sysorex must, subject to certain limitations, register the resale of the shares of common stock held by the Company and the Holders, with the U.S. Securities and Exchange Commission (the “SEC”), during the period that begins on the 90th day following April 14, 2021. In the event Sysorex fails to register such shares within that timeframe, or otherwise fails to meet its obligations under the RRA, then, subject to certain limitations, the Company and the Holders may be entitled to receive from Sysorex an amount in cash equal to the product of 1.5% multiplied by the value of their shares (as set forth in the RRA), which amount is payable each month following the date of such failure for so long as the failure continues; provided that the shares are considered “Registrable Securities” as defined by the RRA. The shares of Sysorex common stock were not deemed Registrable Securities as defined by the RRA as of the date of the registration obligation.

Also, under the RRA, if Sysorex determines to prepare and file with the SEC a registration statement relating to an offering of any of its equity securities, for its own account or the account of others, then the Company and the Holders will have the right, subject to certain limitations, to require Sysorex to include in such registration statement all or any part of the shares of common stock held by them.

Cardinal Health Ventures Investment

Nadir Ali, our Chief Executive Officer and director, is also a member in CVH through 3AM, which may, in certain circumstances, be entitled to manage the affairs of CVH. Mr. Ali’s relationship may create conflicts of interest between Mr. Ali’s obligations to our company and its shareholders and his economic interests and possible fiduciary

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 28 — Related Party Transactions (cont.)

obligations in CVH through 3AM. For example, Mr. Ali may be in a position to influence or manage the affairs of CVH in a manner that may be viewed as contrary to the best interests of either the Company or CVH and their respective stakeholders. (See Note 14).

Director Services Agreement

The Company and Kareem Irfan, a director of the Company, have amended Mr. Irfan’s Director Services Agreement on May 16, 2022 (as amended, the “Amended Director Services Agreement”) to increase his quarterly compensation by an additional $10,000 per month as consideration for the additional time and efforts dedicated to the Company and management in support of the evaluation of strategic relationships and growth initiatives. The Amended Director Services Agreement supersedes and replaces all prior agreements by and between the Company and Mr. Irfan.

Note 29 — Leases

The Company has operating leases for administrative offices in the United States (California), Canada, India, United Kingdom and Germany.

The Company terminated the lease in Ratingen, Germany in January 2021. The Company entered into two new operating leases for its administrative offices in Ratingen, Germany, both from February 1, 2021 through January 1, 2023. The monthly lease rate is approximately $2,774 and $1,083 per month. The Company renewed the operating lease, which expires on July 31, 2023. The new monthly lease rate is approximately $2,028 and $1,633.

As part of the acquisition of IntraNav on December 9, 2021. the Company acquired right-of-use assets and lease liabilities related to an operating lease for an office space (the IntraNav office) located in Frankfurt, Germany. This lease expires on January 6, 2025 and the current lease rate is approximately $9,232 per month.

The Company entered into two new operating leases for its administrative office in Hyderabad, India and Manila, Philippines. The Hyderabad, India and Manila, Philippines office lease expires on March 25, 2025 and May 14, 2025, respectively.The Company has no other operating or financing leases with terms greater than 12 months.

Right-of-use assets is summarized below (in thousands):

	As of December 31, 2022	As of December 31, 2021
Palo Alto, CA Office	$630	$631
Hyderabad, India Office	342	359
Coquitlam, Canada Office	91	97
Westminster, Canada Office	—	10
Toronto, Canada Office	565	949
Ratingen, Germany Office	85	90
Berlin, Germany Office	508	536
Slough, United Kingdom Office	—	34
Frankfurt, Germany Office	294	312
Manila, Philippines Office	247	—
Less accumulated amortization	(1,550)	(1,281)
Right-of-use asset, net	$1,212	$1,737

Less discontinued operations	(681)	(724)
Right-of-use asset, continuing operations	$531	$1,013

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 29 — Leases (cont.)

Lease expense for operating leases recorded in the balance sheet is included in operating costs and expenses and is based on the future minimum lease payments recognized on a straight-line basis over the term of the lease plus any variable lease costs. Operating lease expenses, inclusive of short-term and variable lease expenses, recognized in our consolidated statements of operations for both years ended December 31, 2022 and 2021 was $1.2 million, of which 0.6 million for both years pertain to discontinued operations.

During the years ended December 31, 2022 and 2021, the Company recorded $0.7 million each year as rent expense to the right-of-use assets, of which $0.4 million pertain to discontinued operations.

During the years ended December 31, 2022 and 2021, the Company recorded short-term and variable lease expenses of $0.5 million and $0.3 million each year, respectively, of which $0.3 million and $0.2 million pertain to discontinued operations.

Lease liability is summarized below (in thousands):

	As of December 31, 2022	As of December 31, 2021
Total lease liability	$1,255	$1,751
Less: short term portion	(477)	(643)
Long term portion	$778	$1,108

Less discontinued operations	(444)	(531)
Long term portion, continuing operations	$334	$577

Maturity analysis under the lease agreement is as follows (in thousands):

Year ending December 31, 2023	$539
Year ending December 31, 2024	454
Year ending December 31, 2025	275
Year ending December 31, 2026	98
Year ending December 31, 2027	—
Total	$1,366
Less: Present value discount	(111)
Lease liability	$1,255

Less discontinued operations	(710)
Lease liability, continuing operations	$545

Operating lease liabilities are based on the net present value of the remaining lease payments over the remaining lease term. In determining the present value of lease payments, the Company used its incremental borrowing rate based on the information available at the date of adoption of Topic 842. As of December 31, 2022, the weighted average remaining lease term is 2.79 and the weighted average discount rate used to determine the operating lease liabilities was 6.3%.

Note 30 — Restructuring Activities

On September 21, 2022, Inpixon informed its employees that it was taking steps to streamline its operations and conserve cash resources. These steps included layoffs which reduced Inpixon’s global employee headcount by approximately 20%. The layoffs resulted in one-time expenses of approximately $0.8 million in the Indoor Intelligence segment which consisted of severance payouts to terminated employees and outplacement service expenses for the year ended December 31, 2022, of which $0.7 million pertain to discontinued operations. These expenses were included in the Company’s total operating expenses on the Consolidated Statements of Operations with the unpaid restructuring costs included in accrued liabilities in the Consolidated Balance Sheets.

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 30 — Restructuring Activities (cont.)

The Company recorded a Restructuring costs payable for costs incurred related to the restructuring activities noted above for costs incurred but not yet paid as of December 31, 2022. A summary of the activity for the year ended December 31, 2022, is included below (in thousands):

Restructuring costs payable – January 1, 2022	$—
Restructuring costs incurred	845
Restructuring costs paid	(793)
Restructuring costs payable – December 31, 2022	$52

Less discontinued operations	$(52)
Restructuring costs – continuing operations	$—

Note 31 — Commitments and Contingencies

Litigation

Certain conditions may exist as of the date the consolidated financial statements are issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows. However, the performance of our Company’s business, financial position, and results of operations or cash flows may be affected by unfavorable resolution of any particular matter.

Compliance with Nasdaq Continued Listing Requirement

On October 25, 2021, we received a letter from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the closing bid price of our common stock (“Common Stock”) for the prior 30 consecutive business days beginning on September 13, 2021, and ending on October 22, 2021, the Company no longer met the requirement to maintain a minimum bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5550(a)(2).

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have been provided a period of 180 calendar days, or until April 25, 2022, in which to regain compliance (“Cure Period”). In order to regain compliance with the minimum bid price requirement, the closing bid price of our Common Stock must be at least $1.00 per share for a minimum of ten consecutive business.

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 31 — Commitments and Contingencies (cont.)

On April 26, 2022, Nasdaq granted us an extension for an additional 180 calendar days beyond the Cure Period, or until October 24, 2022, if we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq, with the exception of the bid price requirement, and provide written notice to Nasdaq of our intent to cure the deficiency during this second compliance period, by effecting a reverse stock split, if necessary.

We effected a 1-for-75 reverse stock split of our common stock on October 7, 2022, and on November 1, 2022, we were informed by Nasdaq that we have regained compliance with the minimum bid price requirement and that we were back in compliance with the applicable Nasdaq continued listing criteria.

Note 32 — Subsequent Events

Game Your Game, the Company’s subsidiary, entered into a promissory note with an individual whereby it received approximately $0.03 million on January 13, 2023 for funding of liabilities and working capital needs. The promissory note has an interest rate of 8% and is due on or before June 30, 2023.

On February 27, 2023, the Company entered into Limited Liability Company Unit Transfer and Joinder Agreements with certain of the Company’s employees (the “Transferees”), pursuant to which (i) the Company transferred all of its Class A Units of CVH (the “Class A Units”), an aggregate of 599,999 Class A Units, to the Transferees as bonus consideration in connection with each Transferee’s services performed for and on behalf of the Company as an employee, as applicable, which was approved by the board of directors during the quarter ended March 31, 2023 and (ii) each Transferee became a member of CVH and a party to the Amended and Restated Limited Liability Company Agreement of CVH, dated as of September 30, 2020.

During the quarter ended March 31, 2023, the Company exchanged approximately $0.9 million of the outstanding principal and interest under the March 2020 10% Note Purchase Agreement and Promissory Note for 611,258 shares of the Company’s common stock at prices from $1.09 to $1.682 per share, calculated in accordance with Nasdaq’s “minimum price” as defined by Nasdaq Listing Rule 5635(d). This note was full satisfied as of January 31, 2023.

During 2023 through the date of this filing, the Company exchanged approximately $1.1 million of the outstanding principal and interest under the July 2022 Note Purchase Agreement and Promissory Note for 2,517,397 shares of the Company’s common stock at prices from $0.3336 to $0.915 per share, calculated in accordance with Nasdaq’s “minimum price” as defined by Nasdaq Listing Rule 5635(d).

During the quarter ended March 31, 2023, the Company sold 9,655,207 shares of common stock at share prices between $1.15 and $1.86 per share under an equity distribution agreement for gross proceeds of approximately $15.4 million.

During January 2023, the Company issued 1,380,000 shares of common stock in connection with the exercise of 1,380,000 pre-funded warrants at $0.001 per share in connection with the October 2022 registered direct offering.

On April 14, 2023, the Company received a letter from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the closing bid price of our common stock for the last 30 consecutive business days beginning on March 2, 2023, and ending on April 13, 2023, the Company no longer meets the requirement to maintain a minimum bid price of $1 per share, as set forth in Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided a period of 180 calendar days, or until October 11, 2023, in which to regain compliance. In order to regain compliance with the minimum bid price requirement, the closing bid price of our common stock must be at least $1 per share for a minimum of ten consecutive business days during this 180-day period. In the event that the Company does not regain compliance within this 180-day period, the Company may be eligible to seek an additional compliance period of 180 calendar days if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement,

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 32 — Subsequent Events (cont.)

and provides written notice to Nasdaq of its intent to cure the deficiency during this second compliance period, by effecting a reverse stock split, if necessary. However, if it appears to the Nasdaq staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice to the Company that our common stock will be subject to delisting. The letter does not result in the immediate delisting of our common stock from the Nasdaq Capital Market. The Company intends to monitor the closing bid price of our common stock and consider its available options in the event that the closing bid price of our common stock remains below $1 per share.

Warrant Amendments

On February 28, 2023, the Company entered into warrant amendments (the “Warrant Amendments”) with certain holders (each, including its successors and assigns, a “Holder” and collectively, the “Holders”) of (i) those certain Common Stock Purchase Warrants issued by the Company in April 2018 (the “April 2018 Warrants”) pursuant to the registration statement on Form S-3 (File No. 333-204159), (ii) those certain Common Stock Purchase Warrants issued by the Company in September 2021 (the “September 2021 Warrants”) pursuant to the registration statement on Form S-3 (File No. 333-256827), and (iii) those certain Common Stock Purchase Warrants issued by the Company in March 2022 (the “March 2022 Warrants” and together with the April 2018 Warrants and the September 2021 Warrants, the “Existing Warrants”) pursuant to the registration statement on Form S-3 (File No. 333-256827).

Pursuant to the Warrant Amendments, the Company and the Holders have agreed to amend (i) the September 2021 Warrants and the March 2022 Warrants to provide that all of such outstanding warrants shall be automatically exchanged for shares of common stock of the Company, at a rate of 0.33 shares of Common Stock (the “Exchange Shares”) for each September 2021 Warrant or March 2022 Warrant, as applicable, and (ii) the April 2018 Warrants to remove the obligation of the Company to hold the portion of a Distribution (as defined in the April 2018 Warrants) in abeyance in connection with the Beneficial Ownership Limitation (as defined in the April 2018 Warrants).

In connection with the exchange for all of the then outstanding September 2021 Warrants and March 2022 Warrants as of the effective date of the Warrant Amendments, the Company issued 76,794 Exchange Shares and 248,124 Exchange Shares, respectively, resulting in the issuance of 324,918 Exchange Shares in the aggregate.

Enterprise Apps Spin-off and Business Combination

On March 14, 2023, Inpixon completed (the “Closing”) the separation (the “Separation”) of its enterprise apps business (including its workplace experience technologies, indoor mapping, events platform, augmented reality and related business solutions) (the “Enterprise Apps Business”) through a spin-off of CXApp Holding Corp., a Delaware corporation (“CXApp”), to certain holders of Inpixon securities as of March 6, 2023 (the “Record Date”) on a pro rata basis (the “Distribution” or “Enterprise Apps Spin-off”) and merger (the “Merger”) of CXApp with a wholly owned subsidiary of KINS Technology Group Inc., a Delaware corporation (“KINS”), in a Reverse Morris Trust transaction (collectively, the “Transactions”) pursuant to (i) an Agreement and Plan of Merger, dated as of September 25, 2022, by and among Inpixon, KINS, CXApp, and KINS Merger Sub Inc. (the “Merger Agreement”) and (ii) a Separation and Distribution Agreement, dated as of September 25, 2022, among KINS, Inpixon, CXApp and Design Reactor, Inc. (the “Separation Agreement”, and collectively with the Merger Agreement and the other related transaction documents, the “Transaction Agreements”).

In connection with the Closing, KINS was renamed CXApp Inc. (“New CXApp”). Pursuant to the Transaction Agreements, Inpixon contributed to CXApp cash and certain assets and liabilities constituting the Enterprise Apps Business, including certain related subsidiaries of Inpixon, to CXApp (the “Contribution”). In consideration for the Contribution, CXApp issued to Inpixon additional shares of CXApp common stock such that the number of shares of CXApp common stock then outstanding equaled the number of shares of CXApp common stock necessary to effect the Distribution. Pursuant to the Distribution, Inpixon’s stockholders and certain other securityholders as of the

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 32 — Subsequent Events (cont.)

Record Date received one share of CXApp common stock for each share of Inpixon common stock held as of such date. Pursuant to the Merger Agreement, each share of Legacy CXApp common stock was thereafter exchanged for the right to receive 0.09752221612415190 of a share of New CXApp Class A common stock (with fractional shares rounded down to the nearest whole share) and 0.3457605844401750 of a share of New CXApp Class C common stock (with fractional shares rounded down to the nearest whole share). New CXApp Class A common stock and New CXApp Class C common stock are identical in all respects, except that New CXApp Class C common stock is not listed and will automatically convert into New CXApp Class A common stock on the earlier to occur of (i) the 180th day following the closing of the Merger and (ii) the day that the last reported sale price of New CXApp Class A common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period following the closing of the Merger. Upon the closing of the Transactions, Inpixon’s existing securityholders held approximately 50.0% of the shares of New CXApp common stock outstanding.

As of the Closing, CXApp is expected to have approximately $10 million of net cash. The transaction is expected to be tax-free to Inpixon and its stockholders for U.S. federal income tax purposes.

Note 33 — Discontinued Operations

On March 14, 2023, the Company completed the Business Combination which divested its Enterprise Apps Business and certain related assets and liabilities through a spin-off of CXApp Holding Corp., a Delaware corporation (“Legacy CXApp”) to Inpixon’s stockholders and certain other securityholders of record as of March 6, 2023 (the “Record Date”) on a pro rata basis. The operations related to CXApp met the criteria within ASC 205-20 to be reported as discontinued operations because the Enterprise Apps Spin-off and the Merger represented a strategic shift in business that had a major effect on the Company’s operations and financial results. Accordingly, CXApp has been presented as discontinued operations in our consolidated financial statements for the years ended December 31, 2022, and 2021.

The Company noted that Legacy CXApp was part of the Company’s Indoor Intelligence segment. The net assets distributed as a result of the Enterprise Apps Spin-off was $24.2 million. Included within the $24.2 million dividend recorded to Additional Paid in Capital as a result of the deconsolidation of CXApp through distribution to securityholders is approximately $1.2 million in accumulated other comprehensive income that was recognized as a result of those distributed assets and liabilities included in the foreign operations of CXApp.

The operations related to CXApp met the criteria within ASC 205-20 to be reported as discontinued operations because the Enterprise Apps Spin-off and the Merger represented a strategic shift in business that had a major effect on the Company’s operations and financial results. Accordingly, CXApp has been presented as discontinued operations in our consolidated financial statements for the years ended December 31, 2022 and 2021. The financial data of Inpixon Canada, Inc., Design Reactor, Inc., Inpixon Philippines, Inc., and certain financial data of Inpixon, including Visualix GmbH i.L, entities are included in discontinued operations.

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 33 — Discontinued Operations (cont.)

The following table summarizes certain selected components of income from discontinued operations:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenues	$8,470	$6,368
Cost of Revenues	2,064	1,646
Gross Profit	6,406	4,722

Operating Expenses
Research and development	9,323	6,704
Sales and marketing	4,996	4,763
General and administrative	10,540	20,607
Acquisition related costs	16	628
Impairment of goodwill and intangibles	5,540	11,896
Amortization of intangibles	3,885	3,046
Total Operating Expenses	34,300	47,644

Loss from Operations	(27,894)	(42,922)

Other Income (Expense)
Interest (expense)/income, net	4	1
Other income/(expense)	(1)	—
Total Other Income (Expense)	3	1

Loss from discontinued operations, before tax	(27,891)	(42,921)
Income tax (expense)/benefit	(184)	5,201
Loss from discontinued operations, net of tax	$(28,075)	$(37,720)

Cash used in operating activities from discontinued operations totaled approximately $17.8 million and $10.0 million for the years ended December 31, 2022 and 2021, respectively. Cash used in investing activities from discontinued operations totaled approximately $0.5 million and $0.4 million for the year ended December 31, 2022 and 2021, respectively. Cash provided by financing activities from discontinued operations totaled approximately $23.3 million and $20.4 million for the years ended December 31, 2022 and 2021, respectively.

INPIXON AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Note 33 — Discontinued Operations (cont.)

The following table summarizes certain assets and liabilities of discontinued operations:

	As of December 31,
	2022	2021
Current Assets of Discontinued Operations
Cash and cash equivalents	$10,000	10,000
Accounts receivable	1,338	1,764
Notes and other receivables	273	106
Inventory	—	11
Prepaid expenses and other current assets	650	889
Current Assets of Discontinued Operations	$12,261	$12,770

Long Term Assets of Discontinued Operations
Property and equipment, net	$202	$231
Operating Lease Right-of-Use Asset, net	681	723
Software development costs, net	487	648
Intangible assets, net	19,289	23,468
Goodwill	—	5,545
Other Assets	52	76
Long Term Assets of Discontinued Operations	$20,711	$30,691

Current Liabilities of Discontinued Operations
Accounts payable	$1,054	$661
Accrued liabilities	1,736	7,882
Operating lease obligation, current	266	213
Deferred revenue	2,162	3,145
Current Liabilities of Discontinued Operations	$5,218	$11,901

Long Term Liabilities of Discontinued Operations
Operating lease obligation, noncurrent	$444	$531
Other Liabilities, noncurrent	28	28
Long Term Liabilities of Discontinued Operations	$472	$559

INPIXON AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except number of shares and par value data)

	As of June 30, 2023	As of December 31, 2022
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	$15,681	$10,235
Accounts receivable, net of allowances of $237 and $272, respectively	1,803	1,889
Notes and other receivables	785	86
Inventory	3,228	2,442
Note receivable	—	150
Prepaid expenses and other current assets	2,181	2,803
Current assets of discontinued operations	—	12,261
Total Current Assets	23,678	29,866

Property and equipment, net	1,009	1,064
Operating lease right-of-use asset, net	434	531
Software development costs, net	1,113	1,265
Investments in equity securities	1,414	330
Long-term investments	50	716
Intangible assets, net	2,573	2,994
Other assets	174	158
Non-current assets of discontinued operations	—	20,711
Total Assets	$30,445	$57,635

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$1,665	$1,503
Accrued liabilities	5,374	2,619
Operating lease obligation, current	200	211
Deferred revenue	1,124	1,323
Short-term debt	13,800	13,643
Acquisition liability	—	197
Warrant liability	1,500	—
Current liabilities of discontinued operations	—	5,218
Total Current Liabilities	23,663	24,714

Long Term Liabilities
Operating lease obligation, noncurrent	245	334
Non-current liabilities of discontinued operations	—	472
Total Liabilities	23,908	25,520

Commitments and Contingencies	—	—

INPIXON AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)
(In thousands, except number of shares and par value data)

	As of June 30, 2023	As of December 31, 2022
	(Unaudited)	(Audited)
Stockholders’ Equity
Preferred Stock – $0.001 par value; 5,000,000 shares authorized
Series 4 Convertible Preferred Stock – 10,415 shares authorized; 1 issued and 1 outstanding as of June 30, 2023 and December 31, 2022	—	—
Series 5 Convertible Preferred Stock – 12,000 shares authorized; 126 issued and 126 outstanding as of June 30, 2023 and December 31, 2022	—	—
Common Stock – $0.001 par value; 500,000,000 shares authorized; 43,154,195 and 3,570,894 issued and 43,154,194 and 3,570,893 outstanding as of June 30, 2023 and December 31, 2022, respectively.	43	4
Additional paid-in capital	346,799	346,668
Treasury stock, at cost, 1 share	(695)	(695)
Accumulated other comprehensive (loss) income	(189)	1,061
Accumulated deficit	(337,555)	(313,739)
Stockholders’ Equity Attributable to Inpixon	8,403	33,299
Non-controlling Interest	(1,866)	(1,184)
Total Stockholders’ Equity	6,537	32,115
Total Liabilities and Stockholders’ Equity	$30,445	$57,635

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

INPIXON AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022	2023	2022
	(Unaudited)
Revenues	$2,057	$2,576	$5,161	$5,225
Cost of Revenues	390	856	1,180	1,653
Gross Profit	1,667	1,720	3,981	3,572

Operating Expenses
Research and development	2,051	2,482	4,033	4,576
Sales and marketing	1,241	754	2,357	1,924
General and administrative	4,236	5,294	9,850	12,658
Acquisition-related costs	523	137	687	252
Transaction costs	43	—	1,443	—
Impairment of goodwill	—	2,030	—	2,030
Amortization of intangibles	230	396	450	743
Total Operating Expenses	8,324	11,093	18,820	22,183
Loss from Operations	(6,657)	(9,373)	(14,839)	(18,611)

Other (Expense)/Income
Interest (expense)/income, net	(1,756)	168	(3,481)	169
Other income/(expense), net	1,183	15	1,212	(28)
Unrealized gain/(loss) on equity securities	(92)	247	(58)	(1,256)
Total Other Expense	(665)	430	(2,327)	(1,115)
Net Loss from Continuing Operations, before tax	(7,322)	(8,943)	(17,166)	(19,726)
Income tax provision	(7)	(22)	(2,485)	(22)
Net Loss from Continuing Operations	(7,329)	(8,965)	(19,651)	(19,748)
Loss from Discontinued Operations, Net of Tax	—	(11,365)	(4,856)	(12,139)
Net Loss	(7,329)	(20,330)	(24,507)	(31,887)
Net Loss Attributable to Non-controlling Interest	(363)	(458)	(667)	(804)
Net Loss Attributable to Stockholders of Inpixon	(6,966)	(19,872)	(23,840)	(31,083)
Accretion of Series 7 Preferred Stock	—	—	—	(4,555)
Accretion of Series 8 Preferred Stock	—	(6,237)	—	(6,785)
Deemed dividend for the modification related to Series 8 Preferred Stock	—	—	—	(2,627)
Deemed contribution for the modification related to Warrants issued in connection with Series 8 Preferred Stock	—	—	—	1,469
Amortization premium-modification related to Series 8 Preferred Stock	—	1,252	—	1,362
Net Loss Attributable to Common Stockholders	$(6,966)	$(24,857)	$(23,840)	$(42,219)

Net Loss Per Share – Basic and Diluted
Continuing Operations	$(0.19)	$(6.99)	$(0.92)	$(14.90)
Discontinued Operations	$—	$(5.88)	$(0.24)	$(6.01)
Net Loss Per Share – Basic and Diluted	$(0.19)	$(12.87)	$(1.16)	$(20.91)

Weighted Average Shares Outstanding
Basic and Diluted	37,442,387	1,931,535	20,600,208	2,018,295

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

INPIXON AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022	2023	2022
	(Unaudited)
Net Loss	$(7,329)	$(20,330)	$(24,507)	$(31,887)
Unrealized gain on available for sale debt securities	—	375	—	375
Unrealized foreign exchange loss from cumulative translation adjustments	9	281	(1,250)	180
Comprehensive Loss	$(7,320)	$(19,674)	$(25,757)	$(31,332)

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

INPIXON AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
For the three and six months ended June 30, 2023
(Unaudited)
(In thousands, except share and per share data)

	Series 4 Convertible Preferred Stock		Series 5 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital		Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Non- Controlling Interest	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount			Shares	Amount
Balance – January 1, 2023	1	$—	126	$—	3,570,894	$4	$346,668		(1)	$(695)	$1,061	$(313,739)	$(1,184)	$32,115
Common shares issued for extinguishment of debt	—	—	—	—	1,547,234	1	1,425		—	—	—	—	—	1,426
Common shares issued for net cash proceeds of a public offering					9,655,207	10	14,956		—	—	—	—	—	14,966
Stock options and restricted stock awards granted to employees for services	—	—	—	—	—	—	329		—	—	—	—	—	329
Deconsolidation of CXApp business as result of spin off	—	—	—	—	—	—	(24,230	)(1)	—	—	—	—	—	(24,230)
Common shares issued for net proceeds from warrants exercised	—	—	—	—	1,380,000	1	—		—	—	—	—	—	1
Common shares issued for exchange of warrants	—	—	—	—	324,918	—	—		—	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—	—		—	—	(1,259)	26	(17)	(1,250)
Net loss	—	—	—	—	—	—	—		—	—	—	(16,873)	(305)	(17,178)
Balance – March 31, 2023	1	$—	126	$—	16,478,253	$16	$339,148		(1)	$(695)	$(198)	$(330,586)	$(1,506)	$6,179

Stock options and restricted stock awards granted to employees for services	—	—	—	—	—	—	241		—	—	—	—	—	241
Common shares issued for extinguishment of debt	—	—	—	—	7,349,420	7	2,013		—	—	—	—	—	2,020
Common shares issued for net cash proceeds of a public offering	—	—	—	—	19,326,522	20	5,397		—	—	—	—	—	5,417
Cumulative translation adjustment	—	—	—	—	—	—	—		—	—	9	(3)	3	9
Net loss	—	—	—	—	—	—	—		—	—	—	(6,966)	(363)	(7,329)
Balance – June 30, 2023	1	$—	126	$—	43,154,195	$43	$346,799		(1)	$(695)	$(189)	$(337,555)	$(1,866)	$6,537

____________

(1)

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

INPIXON AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
For the three and six months ended June 30, 2022
(Unaudited)
(In thousands, except share and per share data)

	Series 7 Preferred Stock		Series 8 Preferred Stock		Series 4 Convertible Preferred Stock		Series 5 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Non- Controlling Interest	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount
Balance – January 1, 2022	49,250	44,695	—	—	1	$—	126	$—	1,730,140	$2	$332,761	(1)	$(695)	$44	$(250,309)	$1,688	$83,491
Common shares issued for extinguishment of debt	—	—	—	—	—	—	—	—	57,472	—	1,500	—	—	—	—	—	1,500
Stock options and restricted stock awards granted to employees for services	—	—	—	—	—	—	—	—	—	—	1,533	—	—	—	—	—	1,533
Series 7 Preferred redeemed for cash	(49,250)	(49,250)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Series 8 Preferred stock issued for cash	—	—	53,197.72	41,577	—	—	—	—	—	—	5,329	—	—	—	—	—	5,329
Accretion Discount – Series 7 Preferred Shares	—	4,555	—	—	—	—	—	—	—	—	(4,555)	—	—	—	—	—	(4,555)
Accretion Discount – Series 8 Preferred Shares	—	—	—	548	—	—	—	—	—	—	(548)	—	—	—	—	—	(548)
Deemed dividend for the modification related to Series 8 Preferred Stock	—	—	—	2,627	—	—	—	—	—	—	(2,627)	—	—	—	—	—	(2,627)
Deemed contribution for the modification related to Warrants issued in connection with Series 8 Preferred Stock	—	—	—	(1,469)	—	—	—	—	—	—	1,469	—	—	—	—	—	1,469
Amortization Premium – modification related to Series 8 Preferred Stock	—	—	—	(110)	—	—	—	—	—	—	110	—	—	—	—	—	110
Restricted stock grants withheld for taxes	—	—	—	—	—	—	—	—	(12,802)	—	(336)	—	—	—	—	—	(336)
Common shares issued for CXApp earnout	—	—	—	—	—	—	—	—	144,986	—	3,697	—	—	—	—	—	3,697
Common shares issued for exchange of warrants	—	—	—	—	—	—	—	—	184,153	—	—	—	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	(102)	(15)	15	(102)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,211)	(346)	(11,557)
Balance – March 31, 2022	—	$—	53,197.72	$43,173	1	$—	126	$—	2,103,949	$2	$338,333	(1)	$(695)	$(58)	$(261,535)	$1,357	$77,404

INPIXON AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY — (Continued)
For the three and six months ended June 30, 2022
(Unaudited)
(In thousands, except share and per share data)

	Series 7 Preferred Stock		Series 8 Preferred Stock		Series 4 Convertible Preferred Stock		Series 5 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Non- Controlling Interest	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount
Stock options and restricted stock awards granted to employees for services	—	—	—	—	—	—	—	—	—	—	741	—	—	—	—	—	741
Common shares issued for cashless stock options exercised	—	—	—	—	—	—	—	—	35,062	—	500	—	—	—	—	—	500
Series 8 Preferred stock issued for cash	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Accretion Discount – Series 8 Preferred Shares	—	—	—	6,236	—	—	—	—	—	—	(6,236)	—	—	—	—	—	(6,236)
Restricted stock grants withheld for taxes	—	—	—	—	—	—	—	—	—	—	1,251	—	—	—	—	—	1,251
Deemed contribution for the modification related to Warrants issued in connection with Series 8 Preferred Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortization Premium – modification related to Series 8 Preferred Stock	—	—	—	(1,251)	—	—	—	—	—	—	—	—	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	656	(56)	57	657
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(19,872)	(458)	(20,330)
Balance – June 30, 2022	—	$—	53,197.7234	$48,158	1	$—	126	$—	2,139,011	$2	$334,589	(1)	$(695)	$598	$(281,463)	$956	$53,987

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

INPIXON AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Six Months Ended June 30,
	2023	2022
	(Unaudited)
Cash Flows Used in Operating Activities
Net loss	$(24,507)	$(31,887)

Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	624	650
Amortization of intangible assets	1,255	3,026
Amortization of right of use asset	158	353
Stock based compensation	570	2,274
Amortization of warrant liability to redemption value	20	—
Earnout expense valuation benefit	—	(2,827)
Gain on settlement with FOXO	(1,142)	—
Amortization of debt issuance costs	1,686	(92)
Unrealized gain on note	—	344
Unrealized loss on foreign currency transactions	(178)	—
Distribution of equity method investment shares to employees as compensation	666	—
Deferred income tax	2,591	(1)
Unrealized loss on equity securities	58	1,256
Impairment of goodwill	—	7,570
Gain on fair value of warrant liability	71	—
Other	22	181

Changes in operating assets and liabilities:
Accounts receivable and other receivables	(1,016)	361
Inventory	(779)	285
Prepaid expenses and other current assets	890	1,357
Other assets	(4)	25
Accounts payable	(634)	(1,498)
Accrued liabilities	3,796	542
Income tax liabilities	(119)	(40)
Deferred revenue	325	(1,096)
Operating lease obligation	(158)	(327)
Net Cash Used in Operating Activities	(15,805)	(19,544)

Cash Flows Used in Investing Activities
Purchase of property and equipment	(45)	(140)
Investment in capitalized software	(135)	(306)
Purchase of convertible note	—	(5,500)
Sales of treasury bills	—	43,001
Proceeds from repayment of note receivable	150	—
Issuance of note receivable	(450)	—
Net Cash (Used in) Provided By Investing Activities	(480)	37,055

INPIXON AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In thousands)

	For the Six Months Ended June 30,
	2023	2022
	(Unaudited)
Cash From Financing Activities
Net proceeds from issuance of preferred stock	—	46,906
Net proceeds from promissory note	125	364
Net proceeds from ATM	20,383	—
Cash paid for redemption of preferred stock series 7	—	(49,250)
Taxes paid related to net share settlement of restricted stock units	—	(336)
Net proceeds from the issuance of warrants	1,409	—
Repayment of CXApp acquisition liability	(197)	(1,847)
Common shares issued for net proceeds from warrants	1	—
Distribution to shareholders related to spin-off of CXApp	(10,003)	—
Net Cash Provided By (Used In) Financing Activities	11,718	(4,163)

Effect of Foreign Exchange Rate on Changes on Cash	13	(73)

Net (Decrease)/Increase in Cash and Cash Equivalents	(4,554)	13,275
Cash and Cash Equivalents – Beginning of period	20,235	52,480
Cash and Cash Equivalents – End of period	$15,681	$65,755

Supplemental Disclosure of cash flow information:
Cash paid for:
Interest	$—	$2
Income Taxes	$7	$100

Non-cash investing and financing activities
Common shares issued for extinguishment of debt	$3,446	$2,000
Noncash debt modification fees	$144	$—
Marketable securities received for settlement of FOXO	$1,142	$—
Common shares issued for CXApp Earnout Payment	$—	$3,697
Common shares issued in exchange for warrants	$—	$14
Noncash net assets distribution to shareholders related to spin-off of CXApp	$14,227	$—

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 1 — Organization and Nature of Business

Inpixon is the Indoor Intelligence™ company. Our solutions and technologies help organizations enable smarter, safer and more secure environments. Inpixon customers can leverage our real-time positioning and analytics technologies to achieve higher levels of productivity and performance, increase safety and security, and drive a more connected work environment. We specialize in providing real-time location systems (RTLS) for the industrial sector. As the manufacturing industry has evolved, RTLS technology has become a crucial aspect of Industry 4.0. Our RTLS solution leverages cutting-edge technologies such as IoT, AI, and big data analytics to provide real-time tracking and monitoring of assets, machines, and people within industrial environments. With our RTLS, businesses can achieve improved operational efficiency, enhanced safety, and reduced costs. By having real-time visibility into operations, industrial organizations can make informed, data-driven decisions, minimize downtime, and ensure compliance with industry regulations. With our RTLS, industrial businesses can transform their operations and stay ahead of the curve in the digital age.

Inpixon’s full-stack industrial IoT solution provides end-to-end visibility and control over a wide range of assets and devices. It’s designed to help organizations optimize their operations and gain a competitive edge in today’s data-driven world. The turn-key platform integrates a range of technologies, including RTLS, sensor networks, edge computing, and big-data analytics, to provide a comprehensive view of an organizations’s operations. We help organizations to track the location and status of assets in real-time, identify inefficiencies, and make decisions that drive business growth. Our IoT stack covers all the technology layers, from the edge devices to the cloud. It includes hardware components such as sensors and gateways, a robust software platforms for data management and analysis, and a user-friendly dashboard for real-time monitoring and control. Our solutions also offer robust security features to help ensure the protection of sensitive data. Additionally, Inpixon’s RTLS provides scalability and flexibility, allowing organizations to easily integrate it with their existing systems and add new capabilities as their needs evolve.

In addition to our Indoor Intelligence technologies and solutions, we also offer:

•        Digital solutions (eTearsheets; eInvoice, and adDelivery) or cloud-based applications and analytics for the advertising, media and publishing industries through our advertising management platform referred to as Shoom by Inpixon; and

•        A comprehensive set of data analytics and statistical visualization solutions for engineers and scientists referred to as SAVES by Inpixon.

We report financial results for three segments: Indoor Intelligence, Shoom and SAVES. For Indoor Intelligence, we generate revenue from sales of hardware, software licenses and professional services. For Shoom and SAVES, we generate revenue from the sale of software licenses.

Enterprise Apps Spin-off and Business Combination

On March 14, 2023, we completed the Enterprise Apps Spin-off and subsequent Business Combination (the “Closing”). In connection with the Closing, KINS was renamed CXApp Inc. (“New CXApp”). Pursuant to the Transaction Agreements, Inpixon contributed to CXApp cash and certain assets and liabilities constituting the Enterprise Apps Business, including certain related subsidiaries of Inpixon, to CXApp (the “Contribution”). In consideration for the Contribution, CXApp issued to Inpixon additional shares of CXApp common stock such that the number of shares of CXApp common stock then outstanding equaled the number of shares of CXApp common stock necessary to effect the Distribution. Pursuant to the Distribution, Inpixon shareholders as of the Record Date received one share of CXApp common stock for each share of Inpixon common stock held as of such date. Pursuant to the Merger Agreement, each share of Legacy CXApp common stock was thereafter exchanged for the right to receive 0.09752221612415190 of a share of New CXApp Class A common stock (with fractional shares rounded down to the nearest whole share) and 0.3457605844401750 of a share of New CXApp Class C common stock (with fractional shares rounded down to the nearest whole share). New CXApp Class A common stock and New CXApp Class C common stock are identical in all respects, except that New CXApp Class C common stock is not listed and will automatically convert into New CXApp Class A common stock on the earlier to occur of (i) the 180th day following the

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 1 — Organization and Nature of Business (cont.)

closing of the Merger and (ii) the day that the last reported sale price of New CXApp Class A common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period following the closing of the Merger. Upon the closing of the Transactions, Inpixon’s existing security holders held approximately 50.0% of the shares of New CXApp common stock outstanding.

In accordance with applicable accounting guidance, the results of CXApp are presented as discontinued operations in the Condensed Consolidated Statements of Income and, as such, have been excluded from both continuing operations and segment results for all periods presented prior to the completion of the Enterprise Apps Spin-off. The Condensed Consolidated Statements of Cash Flows are presented on a consolidated basis for both continuing operations and discontinued operations. See Note 24 of the Notes to the Condensed Consolidated Statements of Operations for additional information on the Enterprise Apps Spin-off.

Reverse Stock Split

On October 7, 2022, the Company effected a 1-for-75 reverse stock split. All historical share and per share amounts reflected throughout this report have been adjusted to reflect the Reverse Stock Split.

Note 2 — Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), for interim financial information and the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Interim results for the three and six months ended June 30, 2023 are not necessarily indicative of the results for the full year ending December 31, 2023. These interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes for the years ended December 31, 2022 and 2021 included in the annual report on Form 10-K for the year ended December 31, 2022, filed with the SEC on April 17, 2023 and the recasted audited consolidated financial statements within Exhibit 99.1 on Form 8-k filed with the SEC on June 20, 2023 to reflect the presentation of CXApp operations as discontinued operations to the consolidated financial statements for the years ended December 31, 2022 and 2021.

Note 3 — Summary of Significant Accounting Policies

The Company’s complete accounting policies are described in Note 2 to the Company’s audited consolidated financial statements and notes for the year ended December 31, 2022.

Liquidity

As of June 30, 2023, the Company has a working capital surplus of approximately $0.02 million, and cash of approximately $15.7 million. For the three and six months ended June 30, 2023, the Company had a net loss of approximately $7.3 million and $24.5 million, respectively. During the six months ended June 30, 2023, the Company used approximately $15.8 million of cash for operating activities.

Risks and Uncertainties

The Company cannot assure you that we will ever earn revenues sufficient to support our operations, or that we will ever be profitable. In order to continue our operations, we have supplemented the revenues we earned with proceeds from the sale of our equity and debt securities and proceeds from loans and bank credit lines.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 3 — Summary of Significant Accounting Policies (cont.)

Certain global events, such as the recent military conflict between Russia and Ukraine, market volatility and other general economic factors that are beyond our control may impact our results of operations. These factors can include interest rates; recession; inflation; unemployment trends; the threat or possibility of war, terrorism or other global or national unrest; political or financial instability; and other matters that influence our customers spending. Increasing volatility in financial markets and changes in the economic climate could adversely affect our results of operations. We also expect that supply chain interruptions and constraints, and increased costs on parts, materials and labor may continue to be a challenge for our business. The impact that these global events will have on general economic conditions is continuously evolving and the impact that they will have on our results of operations continues to remain uncertain. There are no assurances that we will not be materially adversely effected.

The Company’s recurring losses and utilization of cash in its operations are indicators of going concern however with the Company’s current liquidity position, including $15.7 million cash and cash equivalents on hand plus the $1.4 million raised under the ATM Offering and $2.3 million from warrants exercised since July 1, 2023, approximately $6.4 million in additional funds available under the ATM Offering, and additional financing available to the Company, we believe we have the ability to mitigate such concerns for a period of at least one year from the date these financial statements are issued.

Consolidations

The consolidated financial statements have been prepared using the accounting records of Inpixon, Inpixon GmbH, Inpixon Limited, Nanotron Technologies, GmBh, Intranav GmbH, Inpixon India Limited and Game Your Game, Inc. The consolidated financial statements also include financial data of Inpixon Canada, Inc., Design Reactor, Inc. and Inpixon Philippines, Inc. through March 14, 2023, which is the date those entities were spun off in the Enterprise Apps Spin-off and Business Combination transaction discussed above. All material inter-company balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each of the reporting periods. Actual results could differ from those estimates. The Company’s significant estimates consist of:

•        the valuation of stock-based compensation;

•        the valuation of the Company’s common stock issued in transactions, including acquisitions;

•        the allowance for credit losses;

•        the valuation of equity securities;

•        the valuation allowance for deferred tax assets; and

•        impairment of long-lived assets and goodwill.

Business Combinations

The Company accounts for business combinations under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, “Business Combinations” using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their fair values at the date of acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. All acquisition costs are expensed as incurred. Upon acquisition, the accounts and results of operations are consolidated as of and subsequent to the acquisition date.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 3 — Summary of Significant Accounting Policies (cont.)

Investment in equity securities- fair value

Investment securities — fair value consist primarily of investments in equity securities and are carried at fair value in accordance with ASC 321, “Investments-Equity Securities”. These securities are marked to market based on the respective publicly quoted market prices of the equity securities adjusted for liquidity. These securities transactions are recorded on a trade date basis. Any unrealized appreciation or depreciation on investment securities is reported in the Condensed Consolidated Statement of Operations within Unrealized Loss on Equity Securities. The unrealized loss on equity securities for the three and six months ended June 30, 2023 was approximately $(0.09) million and $(0.06) million, respectively, and for the three and six months ended June 30, 2022 was approximately a gain (loss) of $0.2 million and $(1.3) million, respectively.

Revenue Recognition

The Company recognizes revenue when control is transferred of the promised products or services to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. The Company derives revenue from software as a service, design and implementation services for its Indoor Intelligence systems, and professional services for work performed in conjunction with its systems.

Hardware and Software Revenue Recognition

For sales of hardware and software products, the Company’s performance obligation is satisfied at a point in time when they are shipped to the customer. This is when the customer has title to the product and the risks and rewards of ownership. The delivery of products to Inpixon’s customers occurs in a variety of ways, including (i) as a physical product shipped from the Company’s warehouse, (ii) via drop-shipment by a third-party vendor, or (iii) via electronic delivery with respect to software licenses. The Company leverages drop-ship arrangements with many of its vendors and suppliers to deliver products to customers without having to physically hold the inventory at its warehouse. In such arrangements, the Company negotiates the sale price with the customer, pays the supplier directly for the product shipped, bears credit risk of collecting payment from its customers and is ultimately responsible for the acceptability of the product and ensuring that such product meets the standards and requirements of the customer. Accordingly, the Company is the principal in the transaction with the customer and records revenue on a gross basis. The Company receives fixed consideration for sales of hardware and software products. The Company’s customers generally pay within 30 to 60 days from the receipt of a customer approved invoice. The Company has elected the practical expedient to expense the costs of obtaining a contract when they are incurred because the amortization period of the asset that otherwise would have been recognized is less than a year.

Software As A Service Revenue Recognition

With respect to sales of the Company’s maintenance, consulting and other service agreements including the Company’s digital advertising and electronic services, customers pay fixed monthly fees in exchange for the Company’s service. The Company’s performance obligation is satisfied over time as the digital advertising and electronic services are provided continuously throughout the service period. The Company recognizes revenue evenly over the service period using a time-based measure because the Company is providing continuous access to its service.

Professional Services Revenue Recognition

The Company’s professional services include milestone, fixed fee and time and materials contracts.

Professional services under milestone contracts are accounted for using the percentage of completion method. As soon as the outcome of a contract can be estimated reliably, contract revenue is recognized in the consolidated statement of operations in proportion to the stage of completion of the contract. Contract costs are expensed as incurred. Contract costs include all amounts that relate directly to the specific contract, are attributable to contract activity, and are specifically chargeable to the customer under the terms of the contract.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 3 — Summary of Significant Accounting Policies (cont.)

Professional services are also contracted on the fixed fee and time and materials basis. Fixed fees are paid monthly, in phases, or upon acceptance of deliverables. The Company’s time and materials contracts are paid weekly or monthly based on hours worked. Revenue on time and material contracts is recognized based on a fixed hourly rate as direct labor hours are expended. Materials, or other specified direct costs, are reimbursed as actual costs and may include markup. The Company has elected the practical expedient to recognize revenue for the right to invoice because the Company’s right to consideration corresponds directly with the value to the customer of the performance completed to date. For fixed fee contracts including maintenance service provided by in house personnel, the Company recognizes revenue evenly over the service period using a time-based measure because the Company is providing continuous service. Because the Company’s contracts have an expected duration of one year or less, the Company has elected the practical expedient in ASC 606-10-50-14(a) to not disclose information about its remaining performance obligations. Anticipated losses are recognized as soon as they become known. For the three and six months ended June 30, 2023 and 2022, the Company did not incur any such losses. These amounts are based on known and estimated factors.

License Revenue Recognition

The Company enters into contracts with its customers whereby it grants a non-exclusive on-premise license for the use of its proprietary software. The contracts provide for either (i) a one year stated term with a one year renewal option, (ii) a perpetual term or (iii) a two year term with the option to upgrade to a perpetual license at the end of the term. The contracts may also provide for yearly on-going maintenance services for a specified price, which includes maintenance services, designated support, and enhancements, upgrades and improvements to the software (the “Maintenance Services”), depending on the contract. Licenses for on-premises software provide the customer with a right to use the software as it exists when made available to the customer. All software provides customers with the same functionality and differ mainly in the duration over which the customer benefits from the software.

The timing of the Company’s revenue recognition related to the licensing revenue stream is dependent on whether the software licensing agreement entered into represents a good or service. Software that relies on an entity’s IP and is delivered only through a hosting arrangement, where the customer cannot take possession of the software, is a service. A software arrangement that is provided through an access code or key represents the transfer of a good. Licenses for on-premises software represents a good and provide the customer with a right to use the software as it exists when made available to the customer. Customers may purchase perpetual licenses or subscribe to licenses, which provide customers with the same functionality and differ mainly in the duration over which the customer benefits from the software. Revenue from distinct on-premises licenses is recognized upfront at the point in time when the software is made available to the customer.

Renewals or extensions of licenses are evaluated as distinct licenses (i.e., a distinct good or service), and revenue attributed to the distinct good or service cannot be recognized until (1) the entity provides the distinct license (or makes the license available) to the customer and (2) the customer is able to use and benefit from the distinct license. Renewal contracts are not combined with original contracts, and, as a result, the renewal right is evaluated in the same manner as all other additional rights granted after the initial contract. The revenue is not recognized until the customer can begin to use and benefit from the license, which is typically at the beginning of the license renewal period. Therefore, the Company recognizes revenue resulting from renewal of licensed software at a point in time, specifically, at the beginning of the license renewal period.

The Company recognizes revenue related to Maintenance Services evenly over the service period using a time-based measure because the Company is providing continuous service and the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the services are performed.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 3 — Summary of Significant Accounting Policies (cont.)

Contract Balances

The timing of the Company’s revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. The Company had deferred revenue of approximately $1.1 million and $1.3 million as of June 30, 2023 and December 31, 2022, respectively, related to cash received in advance for product maintenance services and professional services provided by the Company’s technical staff. The Company expects to satisfy its remaining performance obligations for these maintenance services and professional services, and recognize the deferred revenue and related contract costs over the next twelve months. The Company recognized revenue in the reporting period of $0.9 million that was included in the contract liability balance at the beginning of the period, for the period ended June 30, 2023.

Stock-Based Compensation

The Company accounts for options granted to employees by measuring the cost of services received in exchange for the award of equity instruments based upon the fair value of the award on the date of grant. The fair value of that award is then ratably recognized as an expense over the period during which the recipient is required to provide services in exchange for that award.

Options and warrants granted to consultants and other non-employees are recorded at fair value as of the grant date and subsequently adjusted to fair value at the end of each reporting period until such options and warrants vest, and the fair value of such instruments, as adjusted, is expensed over the related vesting period.

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. The fair value of the award is measured on the grant date and recognized over the period services are required to be provided in exchange for the award, usually the vesting period. Forfeitures of unvested stock options are recorded when they occur.

The Company incurred stock-based compensation charges of approximately $0.2 million and $0.6 million, respectively, for the three and six months ended June 30, 2023. The Company incurred stock-based compensation charges of approximately $0.7 million and $2.3 million for the three and six months ended June 30, 2022, respectively, which are included in general and administrative expenses. Stock-based compensation charges are related to employee compensation and related benefits.

Net Income (Loss) Per Share

The Company computes basic and diluted earnings per share by dividing net loss by the weighted average number of common shares outstanding during the period. Basic and diluted net loss per common share were the same since the inclusion of common shares issuable pursuant to the exercise of options and warrants in the calculation of diluted net loss per common shares would have been anti-dilutive.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 3 — Summary of Significant Accounting Policies (cont.)

The following table summarizes the number of common shares and common share equivalents excluded from the calculation of diluted net loss per common share for the six months ended June 30, 2023 and 2022:
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022	2023	2022
Options	341,034	370,760	346,252	370,760
Warrants	77,179,810	1,737,626	40,995,661	1,310,999
Convertible preferred stock	13	1,503,728	13	1,503,728
Rights to common stock	—	52,513	—	52,513
Total	77,520,857	3,664,627	41,341,926	3,238,000

Preferred Stock

The Company relies on the guidance provided by ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”), to classify certain redeemable and/or convertible instruments. Preferred shares subject to mandatory redemption are classified as liability instruments and are measured at fair value. Conditionally redeemable preferred shares (including preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, preferred shares are classified as permanent equity.

The Company also follows the guidance provided by ASC 815, “Derivatives and Hedging” (“ASC 815”), which states that contracts that are both, (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position, are not classified as derivative instruments, and to be recorded under stockholder’s equity on the balance sheet of the financial statements. Management assessed the preferred stock and determined that it did meet the scope exception under ASC 815, and would be recorded as equity, and not a derivative instrument, on the balance sheet of the Company’s financial statements.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, investments in equity securities, short-term investment, accounts receivable, notes receivable, accounts payable, and short-term debt. The Company determines the estimated fair value of such financial instruments presented in these financial statements using available market information and appropriate methodologies. These financial instruments, except for short-term debt and investments in equity securities, are stated at their respective historical carrying amounts, which approximate fair value due to their short-term nature. Investments in equity securities are marked to market based on the respective publicly quoted market prices of the equity securities adjusted for liquidity, as necessary. Short-term debt approximates market value based on similar terms available to the Company in the market place.

Recently Issued Accounting Standards Not Yet Adopted

The Company reviewed recently issued accounting pronouncements and concluded that they were not applicable to the condensed consolidated financial statements, except for the following:

In July 2023, the FASB issued ASU 2023-03, “Presentation of Financial Statements (Topic 205), Income Statement — Reporting Comprehensive Income (Topic 220), Distinguishing Liabilities from Equity (Topic 480), Equity (Topic 505), and Compensation — Stock Compensation (Topic 718)”, which updates codification on how an entity would apply the scope guidance in paragraph 718-10-15-3 to determine whether profits interest and similar awards should be accounted for in accordance with Topic 718, Compensation — Stock Compensation. The effective date of this update is for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company is currently assessing potential impacts of ASU 2023-03 and does not expect the adoption of this guidance will have a material impact on its condensed consolidated financial statements and disclosures.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 3 — Summary of Significant Accounting Policies (cont.)

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation. These reclassifications had no material effect on the reported results of operations or cash flows. The condensed consolidated balance sheet as of December 31, 2022 included approximately $1.1 million of earnings reclassified from controlling accumulated deficit to non-controlling interest. This reclassification did not effect the Company’s total stockholders’ equity.

Note 4 — Disaggregation of Revenue

Disaggregation of Revenue

The Company recognizes revenue when control is transferred of the promised products or services to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. The Company derives revenue from software as a service, design and implementation services for its Indoor Intelligence systems, and professional services for work performed in conjunction with its systems recognition policy. Revenues consisted of the following (in thousands):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022	2023	2022
Recurring revenue
Software	$990	$1,019	$2,004	$2,070
Total recurring revenue	$990	$1,019	$2,004	$2,070

Non-recurring revenue
Hardware	$512	$875	$1,817	$1,695
Software	448	355	490	765
Professional services	107	327	850	695
Total non-recurring revenue	$1,067	$1,557	$3,157	$3,155
Total Revenue	$2,057	$2,576	$5,161	$5,225
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022	2023	2022
Revenue recognized at a point in time
Indoor Intelligence(1)	$520	$874	$2,176	$1,694
SAVES(1)	440	398	833	766
Total	$960	$1,272	$3,009	$2,460

Revenue recognized over time
Indoor Intelligence(2)(3)	$320	$464	$573	$1,041
SAVES(3)	303	328	628	694
Shoom(3)	474	512	951	1,030
Total	$1,097	$1,304	$2,152	$2,765
Total Revenue	$2,057	$2,576	$5,161	$5,225

____________

(1)      Hardware and Software’s performance obligation is satisfied at a point in time where when they are shipped to the customer.

(2)      Professional services are also contracted on the fixed fee and time and materials basis. Fixed fees are paid monthly, in phases, or upon acceptance of deliverables. The Company has elected the practical expedient to recognize revenue for the right to invoice because the Company’s right to consideration corresponds directly with the value to the customer of the performance completed to date, in which revenue is recognized over time.

(3)      Software As A Service Revenue’s performance obligation is satisfied evenly over the service period using a time-based measure because the Company is providing continuous access to its service and service is recognized over time.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 5 — Goodwill and Intangible Assets

The Company reviews goodwill for impairment on a reporting unit basis on December 31 of each year and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. The Company’s significant assumptions in these analyses include, but are not limited to, project revenue, the weighted average cost of capital, the terminal growth rate, derived multiples from comparable market transactions and other market data.

As of June 30, 2023, the Company’s cumulative impairment charges are approximately $13.5 million with approximately $11.6 million related to the Indoor Intelligence reporting unit, approximately $1.2 million related to the Shoom reporting unit and approximately $0.7 million related to the SAVES reporting unit. There is no unimpaired goodwill as of June 30, 2023 or December 31, 2022.

Intangibles assets at June 30, 2023 and December 31, 2022 consisted of the following (in thousands):

	June 30, 2023
	Gross Amount, net of impairment	Accumulated Amortization	Spin-Off	Net Carrying Amount	Remaining Weighted Average Useful Life
IP Agreement	$164	$(113)	$—	$51	1.25
Trade Name/Trademarks	1,791	(314)	(1,367)	110	3.50
Customer Relationships	6,206	(902)	(4,454)	850	1.78
Developed Technology	14,766	(1,787)	(11,466)	1,513	4.84
Non-compete Agreements	1,837	(584)	(1,204)	49	0.25
Totals	$24,764	$(3,700)	$(18,491)	$2,573
	December 31, 2022
	Gross Amount	Accumulated Amortization	Impairment	Spin-Off	Net Carrying Value
IP Agreement	$162	$(91)	$—	$—	$71
Trade Name/Trademarks	3,590	(1,414)	(593)	(1,458)	125
Webstores & Websites	404	(258)	(146)	—	—
Customer Relationships	9,121	(2,776)	(749)	(4,636)	960
Developed Technology	21,777	(5,385)	(2,921)	(11,781)	1,690
Non-compete Agreements	4,270	(2,488)	(220)	(1,414)	148
Totals	$39,324	$(12,412)	$(4,629)	$(19,289)	$2,994

Amortization Expense:

Amortization expense from continuing operations for the three and six months ended June 30, 2023 was approximately $0.2 million and $0.4 million, respectively, and for the three and six months ended June 30, 2022 was approximately $0.4 million and $1.1 million respectively.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 5 — Goodwill and Intangible Assets (cont.)

Future amortization expense on intangibles assets is anticipated to be as follows (in thousands):

Amount
December 31, 2023 (for 6 months)	$395
December 31, 2024	686
December 31, 2025	604
December 31, 2026	412
December 31, 2027	325
December 31, 2028 and thereafter	151
$2,573

Note 6 — Inventory

Inventory as of June 30, 2023 and December 31, 2022 consisted of the following (in thousands):

	As of June 30, 2023	As of December 31, 2022
Raw materials	$439	$351
Work-in-process	127	127
Finished goods	2,662	1,964
Inventory	$3,228	$2,442

Note 7 — Investments in Equity Securities

Investment securities — fair value consist of investments in the Company’s investment in shares and rights of equity securities. The composition of the Company’s investment securities — fair value was as follows (in thousands):

	As of June 30, 2023		As of December 31, 2022
	Cost	Fair Value	Cost	Fair Value
Investments in equity securities- fair value
Equity shares	$55,379	$1,412	$54,237	$328
Equity rights	11,064	2	11,064	2
Total investments in equity securities- fair value	$66,443	$1,414	$65,301	$330

As of June 30, 2023, the Company owned equity shares which include approximately 4.5 million shares of FOXO Technologies Inc. common stock and 13.0 million shares of Sysorex common stock. As of December 31, 2022, the Company owned approximately 0.8 million shares of FOXO Technologies Inc. common stock and 13.0 million shares of Sysorex common stock. As of June 30, 2023 and December 31, 2022, the Company owned equity rights which include the right to acquire 3.0 million shares of Sysorex common stock.

For the three months ended June 30, 2023 and 2022, the Company recognized a net unrealized gain (loss) on equity securities of $(0.09) million and $0.2 million, respectively. For the six months ended June 30, 2023 and 2022, the Company recognized a net unrealized gain (loss) on equity securities of $(0.06) million and $(1.3) million, respectively, in the other income/expense section of the condensed consolidated statements of operations.

On April 27, 2022, the Company purchased a 10% convertible note in aggregate principal amount of approximately $6.1 million for a purchase price of $5.5 million from FOXO Technologies Operating Company, formerly FOXO Technologies Inc. (“FOXO Legacy”), pursuant to the terms of a securities purchase agreement between FOXO Legacy and the Company (the “April 2022 Purchase Agreement”). Interest on the convertible note accrued at 12% per annum. The term of the convertible note is twelve months, however FOXO Legacy has the ability to extend the maturity date for an additional 3 months. The convertible note is subject to certain conversion features which include

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 7 — Investments in Equity Securities (cont.)

qualified financing, and/or qualified transaction, as defined in the April 2022 Purchase Agreement. The Company can voluntarily convert the note after 270 days. The note is required to convert upon FOXO Legacy completing a qualified offering.

On September 15, 2022, FOXO Legacy consummated a business combination with Delwinds Insurance Acquisition Corp., now known as FOXO Technologies Inc. (“FOXO”), which qualified as a qualified offering as defined in the April 2022 Purchase Agreement. This qualified offering triggered a mandatory conversion of the convertible note to FOXO Legacy common stock which was then automatically converted into 891,124 shares of FOXO Class A common stock, par value $0.0001 (“FOXO common stock”) upon closing of the business combination. The Company recognized an unrealized gain on conversion of $0.8 million recognized in the income statement for the year ended December 31, 2022.

On June 20, 2023 (the “Release Effective Date”), the Company entered into a general release agreement (the “General Release Agreement”) with FOXO, pursuant to which the Company received 0.67 shares of FOXO Class A Common Stock for every $1.00 of subscription amount of the 10% convertible note purchased on April 27, 2022 in exchange for an agreement by the Company to release, waive and forever discharge FOXO (including its officers, directors, affiliates, etc.) from any causes of action, losses, costs and expenses from the beginning of time through the Release Effective Date. The Company received 3,685,000 shares of FOXO Class A Common Stock in exchange for such release. The Company recognized a realized gain on receipt of FOXO securities of $1.1 million based on the fair value of the FOXO securities for the six months ended June 30, 2023, included in Other income/(expense), net, on the accompanying unaudited condensed consolidated statement of operations.

FOXO common stock is traded in active markets, as the security is trading under “FOXO” on the NYSE American. FOXO common stock is accounted for as available-for-sale equity securities based on “Level 1” inputs, which consist of quoted prices in active markets, with unrealized holding gains and losses included in earnings. The fair value was determined by the closing trading price of the security as of June 30, 2023. The Company recognized an unrealized gain (loss) on FOXO common stock of $(0.1) million and zero on the income statement for the three months ended June 30, 2023 and 2022, respectively. The Company recognized an unrealized gain (loss) on FOXO common stock of $(0.06) million and zero on the income statement for the six months ended June 30, 2023 and 2022, respectively.

Note 8 — Other Long Term Investments

In October 2020, the Company paid $1.8 million for 599,999 Class A Units and 1,800,000 Class B Units of Cardinal Venture Holdings LLC (“CVH”). In December 2020, the Company increased its capital contribution by $0.7 million in exchange for an additional 700,000 Class B Units. The Company is a member of CVH. CVH owns certain interests in KINS Capital, LLC, the sponsor entity (the “Sponsor”) to KINS Technology Group Inc., a Delaware corporation and special purpose acquisition company with which the Company entered into the Business Combination (see “Enterprise Apps Spin-off and Business Combination” under Note 1 above and “Recent Events — Enterprise Apps Spin-off and Business Combination” section under Part I, Item 2 herein for more details). The $1.8 million purchase price was paid on October 12, 2020 and therefore is the date the purchase of the Units was closed. The capital contribution was used by CVH to fund the Sponsor’s purchase of securities in KINS. The underlying subscription agreement provides that each Class A Unit and each Class B Unit represents the right of the Company to receive any distributions made by the Sponsor on account of the Class A Interests and Class B Interests, respectively, of the Sponsor.

The Company generally records its share of earnings in its equity method investments using a three-month lag methodology and within net investment income. During the period January 1, 2022 to December 31, 2022 and January 1, 2023 to June 30, 2023, CVH had no operating results as CVH is a holding company. CVH only contains units and has not been allocated shares of KINS, therefore CVH is not allocating any portion of income or expense incurred by KINS. As such, there was no share of earnings recognized by the Company in its statement of operations on its proportional equity investment.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 8 — Other Long Term Investments (cont.)

The following component represents components of Other long-term investments as of June 30, 2023 and December 31, 2022:

	Ownership interest as of June 30, 2023	Ownership interest as of December 31, 2022	Instrument Held
Investee
CVH Class A	—%	14.1%	Units
CVH Class B	38.4%	38.4%	Units

Inpixon’s investment in equity method eligible entities are represented on the condensed consolidated balance sheets as a long term asset of approximately $0.1 million as of June 30, 2023 and approximately $0.7 million as of December 31, 2022.

On July 1, 2022, the Company loaned $150,000 to CVH. The loan bears no interest and is due and payable in full on the earlier of: (i) the date by which KINS has to complete a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (a “business combination”), and (ii) immediately prior to the date of consummation of the business combination of KINS, unless accelerated upon the occurrence of an event of default. Nadir Ali, the Company’s Chief Executive Officer and director, is also a member in CVH through 3AM, LLC, which is a member of CVH, and which may, in certain circumstances, be entitled to manage the affairs of CVH. As a result of the closing of the Business Combination, on March 15, 2023, the $150,000 loan was repaid.

On February 27, 2023, the Company entered into Limited Liability Company Unit Transfer and Joinder Agreements with certain of the Company’s employees and directors (the “Transferees”), pursuant to which (i) the Company transferred all of its Class A Units of CVH (the “Class A Units”), an aggregate of 599,999 Class A Units, to the Transferees as bonus consideration in connection with each Transferee’s services performed for and on behalf of the Company as an employee, as applicable, and (ii) each Transferee became a member of CVH and a party to the Amended and Restated Limited Liability Company Agreement of CVH, dated as of September 30, 2020. The Company recorded approximately $0.7 million of compensation expense for the fair market value of the shares transferred to the Transferees which is included in the operating expenses section of the condensed consolidated statements of operations in the six months ended June 30, 2023.

Note 9 — Accrued Liabilities

Accrued liabilities as of June 30, 2023 and December 31, 2022 consisted of the following (in thousands):

	As of June 30, 2023	As of December 31, 2022
Accrued compensation and benefits	$903	$655
Accrued interest expense	1,050	1,197
Accrued bonus and commissions	432	426
Accrued transaction costs	2,075	—
Accrued other	667	105
Accrued sales and other indirect taxes payable	247	236
	$5,374	$2,619

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 10 — Debt

Debt as of June 30, 2023 and December 31, 2022 consisted of the following (in thousands):

Short-Term Debt	Maturity	June 30, 2023	December 31, 2022
July 2022 Promissory Note, less debt discount and extension fee of $85 and $760, respectively	5/17/2024	$4,231	$6,045
December 2022 Promissory Note, less debt discount and extension fee of $1,013 and $1,880, respectively	5/17/2024	8,366	6,520
Third Party Note Payable	9/30/2023	1,203	1,078
Total Short-Term Debt		$13,800	$13,643

Interest expense on the short-term debt totaled approximately $1.7 million and $0.1 million for the three months ended June 30, 2023 and 2022, respectively, and approximately $3.5 million and $0.2 million for the six months ended June 30, 2023 and 2022, respectively. Interest expense includes the interest on the outstanding balance of the note and the amortization of deferred financing costs and note discounts recorded at issuance for the Short Term Debt.

Notes Payable

July 2022 Note Purchase Agreement and Promissory Note

On July 22, 2022, the Company entered into a note purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC (the “Holder” or “Streeterville”), pursuant to which the Company agreed to issue and sell to the Holder an unsecured promissory note (the “July 2022 Note”) in an aggregate initial principal amount of $6.5 million (the “Initial Principal Amount”), which is payable on the maturity date or otherwise in accordance with the July 2022 Note. The Initial Principal Amount includes an original issue discount of $1.5 million and $0.02 million that the Company agreed to pay to the Holder to cover the Holder’s legal fees, accounting costs, due diligence, monitoring and other transaction costs. In exchange for the Note, the Holder paid an aggregate purchase price of $5.0 million. Interest on the Note accrued at a rate of 10% per annum, which is payable on the maturity date. We may pay all or any portion of the amount owed earlier than it is due; provided that in the event we may elect to prepay all or any portion of the outstanding balance, it shall pay to the Holder 115% of the portion of the outstanding balance we may elect to prepay. Beginning on the date that is 6 months from the issue date and at the intervals indicated below until the Note is paid in full, the Holder shall have the right to redeem up to an aggregate of 1/3 of the initial principal balance of the Note for cash each month. The July 2022 Note includes customary event of default provisions, subject to certain cure periods, and provides for a default interest rate of 22%. Upon the occurrence of an event of default (except default due to the occurrence of bankruptcy or insolvency proceedings), the Holder may, by written notice, declare all unpaid principal, plus all accrued interest and other amounts due under the July 2022 Note to be immediately due and payable. Upon the occurrence of bankruptcy-related event of default, without notice, all unpaid principal, plus all accrued interest and other amounts due under the July 2022 Note will become immediately due and payable at the mandatory default amount. Under the terms of the July 2022 Note, if the note is still outstanding after 6 months from the issuance date, or as of January 22, 2023, a 10% monitoring fee would be added to the balance of the note. On January 31, 2023, the Holder agreed to reduce the one time monitoring fee from 10% to 5%.

During the quarter ended March 31, 2023, the Company entered into exchange agreements with Streeterville, pursuant to which the Company and Streeterville agreed to: (i) partition new promissory notes in the form of the July 2022 Note equal to approximately $0.5 million and then cause the outstanding balance of the July 2022 Note to be reduced by approximately $0.5 million; and (ii) exchange the partitioned notes for the delivery of 935,976 shares of the Company’s common stock, at effective prices between $0.37 and $0.915 per share. The Company analyzed the exchange of the principal under the July 2022 Note as an extinguishment and compared the net carrying value of the debt being extinguished to the reacquisition price (shares of common stock being issued) and there was no loss on the exchange for debt for equity.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 10 — Debt (cont.)

On May 16, 2023, the Company entered into an amendment (the “July 2022 Note Amendment”) to the July 2022 Note pursuant to which the maturity date was extended from July 22, 2023 to May 17, 2024 (the “July 2022 Note Maturity Date Extension”). In exchange for the July 2022 Note Maturity Date Extension, the Company agreed to pay Streeterville an extension fee in the amount of $0.1 million, which was added to the outstanding balance of the July 2022 Note. The extension was treated as a modification and capitalized and amortized to interest expense over the term of the extension.

During the quarter ended June 30, 2023, the Company entered into exchange agreements with Streeterville, pursuant to which the Company and Streeterville agreed to: (i) partition new promissory notes in the form of the July 2022 Note equal to approximately $2.0 million and then cause the outstanding balance of the July 2022 Note to be reduced by approximately $2.0 million; and (ii) exchange the partitioned notes for the delivery of 7,349,420 shares of the Company’s common stock, at effective prices between $0.1950 and $0.3966 per share. The Company analyzed the exchange of the principal under the July 2022 Note as an extinguishment and compared the net carrying value of the debt being extinguished to the reacquisition price (shares of common stock being issued) and there was no loss on the exchange for debt for equity.

December 2022 Note Purchase Agreement and Promissory Note

On December 30, 2022, we entered into a note purchase agreement with Streeterville Capital, LLC (the “Holder”), pursuant to which we agreed to issue and sell to the Holder an unsecured promissory note (the “December 2022 Note”) in an aggregate initial principal amount of $8.4 million, which is payable on or before the date that is 12 months from the issuance date. The initial principal amount of includes an original issue discount of $1.9 million and $0.02 million that we agreed to pay to the Holder to cover the Holder’s legal fees, accounting costs, due diligence, monitoring and other transaction costs. In exchange for the Note, the Holder paid an aggregate purchase price of $6.5 million.

Interest on the December 2022 Note accrues at a rate of 10% per annum and is payable on the maturity date or otherwise in accordance with the December 2022 Note. We may pay all or any portion of the amount owed earlier than it is due; provided that in the event we may elect to prepay all or any portion of the outstanding balance, it shall pay to the Holder 115% of the portion of the outstanding balance we may elect to prepay. Beginning on the date that is 6 months from the issuance date and at the intervals indicated below until the December 2022 Note is paid in full, the Holder shall have the right to redeem up to an aggregate of 1/6th of the initial principal balance of the December 2022 Note plus any interest accrued thereunder each month by providing written notice delivered to us; provided, however, that if the Holder does not exercise any monthly redemption amount in its corresponding month then such monthly redemption amount shall be available for the Holder to redeem in any further month in addition to such future month’s monthly redemption amount.

Upon receipt of any monthly redemption notice, we shall pay the applicable monthly redemption amount in cash to the Holder within five (5) business days of the Company’s receipt of such monthly redemption notice. The December 2022 Note includes customary event of default provisions, subject to certain cure periods, and provides for a default interest rate of 22%. Upon the occurrence of an event of default (except default due to the occurrence of bankruptcy or insolvency proceedings), the Holder may, by written notice, declare all unpaid principal, plus all accrued interest and other amounts due under the December 2022 Note to be immediately due and payable. Upon the occurrence of bankruptcy-related event of default, without notice, all unpaid principal, plus all accrued interest and other amounts due under the December 2022 Note will become immediately due and payable at the mandatory default amount.

On May 16, 2023, the Company entered into an amendment (the “December 2022 Note Amendment”) to the December 2022 Note pursuant to which the maturity date of the December 2022 Note was extended from December 30, 2023 to May 17, 2024 (the “December 2022 Note Maturity Date Extension”). In exchange for the December 2022 Note Maturity Date Extension, the Company agreed to pay the Holder an extension fee in the amount of $0.1 million which was added to the outstanding balance of the December 2022 Note. This extension was treated as a modification and capitalized and amortized to interest expense over the term of the extension.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 10 — Debt (cont.)

Third Party Note Payable

Game Your Game entered into promissory notes with an individual whereby it received approximately $0.2 million on October 29, 2021, approximately $0.2 million on January 18, 2022, approximately $0.1 million on March 22, 2022, approximately $0.1 million on August 26, 2022, approximately $0.1 million on September 16, 2022, approximately $0.1 million on October 26, 2022, approximately $0.1 million on November 29, 2022, approximately $0.1 million on December 22, 2022, approximately $0.03 million on January 18, 2023 and approximately $0.1 million on March 30, 2023 for funding of outside liabilities and working capital needs. All of the promissory notes have an interest rate of 8% and are due on or before September 30, 2023. As of June 30, 2023, the balance owed under the notes was $1.2 million.

Note 11 — Capital Raises

Registered Direct Offerings

On March 22, 2022, the Company entered into a Securities Purchase Agreement with certain institutional investors named therein, pursuant to which the Company sold in a registered direct offering (i) 53,197.7234 shares of Series 8 Convertible Preferred Stock and (ii) related warrants to purchase up to an aggregate of 1,503,726 shares of common stock. Each share of Series 8 Convertible Preferred Stock and the related Warrants were sold at a subscription amount of $940, representing an original issue discount of 6% of the stated value of each share of Series 8 Convertible Preferred Stock for an aggregate subscription amount of $50.0 million. In connection with this offering, the Company filed a Certificate of Designation for the Series 8 Convertible Preferred Stock with the Nevada Secretary of State. Each share of Series 8 Convertible Preferred Stock has a par value of $0.001 per share and stated value of $1,000 per share. The shares of Series 8 Convertible Preferred Stock are convertible into shares of the Company’s common stock, at a conversion price of $35.38 per share. Each share of Series 8 Convertible Preferred Stock is entitled to receive cumulative dividends, payable in the same form as dividends paid on shares of the Company’s common stock. At any time beginning on October 1, 2022 and ending ninety 90 days thereafter, the holders of the Series 8 Convertible Preferred Stock have the right to redeem all or part of the shares held by such holder in cash for the redemption price equal to the stated value of such share, plus all accrued but unpaid dividends thereon and all liquidated damages and other costs, expenses or amounts due. Upon redemption, the holder of the Series 8 Convertible Preferred Stock will forfeit 50% of the warrants issued in connection therewith. The holders of the Series 8 Convertible Preferred Stock shall vote together with all other classes and series of stock of the Company as a single class on all actions to be taken by the stockholders of the Company. The Series 8 Convertible Preferred Stock and related warrants subject to forfeiture are recorded as Mezzanine Equity in the accompanying balance sheets as the holder has the option to redeem these shares for cash and the warrants are an embedded feature for the Series 8 Convertible Preferred Stock. The remaining warrants that are not subject to forfeiture are recorded within Stockholders’ Equity as the remaining warrants are classified as freestanding instruments containing a total value of $5.6 million. The aggregate net proceeds from the offering, after deducting the placement agent fees and other estimated offering expenses, were approximately $46.9 million. See Note 13 for Preferred Stock and Note 15 for Warrant details. During the quarter ended December 31, 2022, the Company received cash redemption notices from the holders of the Series 8 Convertible Preferred Stock issued on March 22, 2022, totaling 53,197.72 shares of Series 8 Convertible Preferred Stock for aggregate cash paid of approximately $53.2 million which were therefore fully redeemed. In conjunction with the redemption, 751,841 warrants were forfeited.

Between March 15, 2022 and March 22, 2022, the Company received cash redemption notices from the holders of the Series 7 Convertible Preferred Stock issued on September 15, 2021, totaling 49,250 shares of Series 7 Convertible Preferred Stock for aggregate cash required to be paid of approximately $49.3 million. In addition, in accordance with the related purchase agreement, upon redemption of the Series 7 Convertible Preferred Stock, each holder forfeited 75% of the related warrants that were issued. Therefore, as of March 22, 2022, 49,250 shares of Series 7 Convertible Preferred Stock were redeemed and 394,000 related warrants were forfeited. The Company noted about 71% of the Series 7 Preferred Stock holders that redeemed shares also participated as Series 8 Convertible Preferred Stock holders

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 11 — Capital Raises (cont.)

(“shared holders”). The Company accounted for proceeds of the shared holders as a modification to the Series 7 and Series 8 Convertible Preferred Stock, as well as the related embedded warrants. The total change in fair value as a result of modification related to the Preferred Stock amounted to $2.6 million which were recognized as a deemed dividend at the date of the modification, upon which was amortized until the redemption period began on October 1, 2022. The total change in fair value as a result of modification related to the embedded warrants amounted to $1.5 million which was recognized as a deemed contribution at the date of the modification, upon which was accreted until the redemption period began on October 1, 2022.

On July 22, 2022, the Company entered into an Equity Distribution Agreement (the “Sales Agreement”) with Maxim Group LLC (“Maxim”) under which the Company may offer and sell shares of its common stock having an aggregate offering price of up to $25.0 million (the “Shares”) from time to time through Maxim, acting exclusively as the Company’s sales agent (the “ATM Offering”). On June 13, 2023, the Company entered into an amendment to the Sales Agreement with Maxim, pursuant to which the aggregate offering price of the ATM Offering was increased from $25.0 million to approximately $27.4 million. The Company intends to use the net proceeds of the ATM Offering primarily for working capital and general corporate purposes. During the six months ended June 30, 2023, the Company sold 28,981,729 shares of common stock at share prices between $0.200034 and $1.86 per share under the Sales Agreement for gross proceeds of approximately $21.0 million or net proceeds of $20.4 million after deducting the placement agency fees and other offering expenses. The Company is not obligated to make any sales of the Shares under the Sales Agreement and no assurance can be given that the Company will sell any additional Shares under the Sales Agreement, or if it does, as to the price or amount of Shares that the Company will sell, or the date on which any such sales will take place. The Company is currently subject to the SEC’s “baby shelf rules,” which prohibit companies with a public float of less than $75 million from issuing securities under a shelf registration statement in excess of one-third of such company’s public float in a 12-month period. These rules may limit future issuances of shares by the Company under the Sales Agreement or other offerings pursuant to the Company’s effective shelf registration statement on Form S-3.

Note 12 — Common Stock

During the three months ended March 31, 2023, the Company issued 1,547,234 shares of common stock under exchange agreements to settle outstanding balance and interest totaling approximately $1.4 million under partitioned notes. See Note 10.

During the three months ended March 31, 2023, the Company issued 9,655,207 shares of common stock in connection with the ATM Offering at per share prices between $1.15 and $1.86, resulting in gross proceeds to the Company of approximately $15.4 million and net proceeds of $15.0 million after subtracting sales commissions and other offering expenses. See Note 11.

During the three months ended March 31, 2023, the Company issued 1,380,000 shares of common stock in connection with the exercise of 1,380,000 pre-funded warrants at $0.001 per share in connection with the October 2022 registered direct offering.

During the three months ended March 31, 2023, the Company issued 324,918 shares of common stock in connection with a warrant amendment to exchange all of the then outstanding September 2021 warrants and March 2022 warrants. See Note 15.

During the three months ended June 30, 2023, the Company issued 7,349,420 shares of common stock under exchange agreements to settle outstanding balance and interest totaling approximately $2.0 million under partitioned notes. See Note 10.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 12 — Common Stock (cont.)

During the three months ended June 30, 2023, the Company issued 19,326,522 shares of common stock in connection with the ATM Offering at per share prices between $0.200034 and $0.54, resulting in gross proceeds to the Company of approximately $5.6 million and net proceeds of $5.4 million after subtracting sales commissions and other offering expenses. See Note 11.

Note 13 — Preferred Stock

The Company is authorized to issue up to 5,000,000 shares of preferred stock with a par value of $0.001 per share with rights, preferences, privileges and restrictions as to be determined by the Company’s Board of Directors.

Series 4 Convertible Preferred Stock

On April 20, 2018, the Company filed with the Secretary of State of the State of Nevada the Certificate of Designation that created the Series 4 Convertible Preferred Stock (“Series 4 Preferred”), authorized 10,415 shares of Series 4 Preferred and designated the preferences, rights and limitations of the Series 4 Preferred. The Series 4 Preferred is non-voting (except to the extent required by law) and was convertible into the number of shares of common stock, determined by dividing the aggregate stated value of the Series 4 Preferred of $1,000 per share to be converted by $16,740.

As of June 30, 2023, there was 1 share of Series 4 Preferred outstanding.

Series 5 Convertible Preferred Stock

On January 14, 2019, the Company filed with the Secretary of State of the State of Nevada the Certificate of Designation that created the Series 5 Convertible Preferred Stock, authorized 12,000 shares of Series 5 Convertible Preferred Stock and designated the preferences, rights and limitations of the Series 5 Convertible Preferred Stock. The Series 5 Convertible Preferred Stock is non-voting (except to the extent required by law). The Series 5 Convertible Preferred Stock is convertible into the number of shares of common stock, determined by dividing the aggregate stated value of the Series 5 Convertible Preferred Stock of $1,000 per share to be converted by $11,238.75.

As of June 30, 2023, there were 126 shares of Series 5 Convertible Preferred Stock outstanding.

Series 7 Convertible Preferred Stock

On September 13, 2021, the Company entered into a securities purchase agreement with certain institutional investors named therein, pursuant to which the Company agreed to issue and sell in a registered direct offering (i) up to 58,750 shares of Series 7 Convertible Preferred Stock and (ii) related warrants to purchase up to an aggregate of 626,667 shares of common stock (the “Warrants”). Each share of Series 7 Convertible Preferred Stock and the related Warrants were sold at a subscription amount of $920, representing an original issue discount of 8% of the stated value for an aggregate subscription amount of $54.1 million. The shares of Series 7 Convertible Preferred Stocks were recorded as Mezzanine Equity as the holder has the option to redeem these shares for cash. The aggregate net proceeds from the offering, after deducting the placement agent fees and other estimated offering expenses, was approximately $50.6 million.

Between March 15, 2022 and March 22, 2022, the Company received cash redemption notices from the holders of the Series 7 Convertible Preferred Stock issued on September 15, 2021, totaling 49,250 shares of Series 7 Convertible Preferred Stock for aggregate cash paid of approximately $49.3 million.

As of June 30, 2023, there were zero shares of Series 7 Convertible Preferred Stock outstanding.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 13 — Preferred Stock (cont.)

Series 8 Convertible Preferred Stock

On March 22, 2022, the Company entered into a securities purchase agreement with certain institutional investors named therein, pursuant to which the Company agreed to issue and sell in a registered direct offering (i) up to 53,197.7234 shares of Series 8 Convertible Preferred Stock and (ii) related warrants to purchase up to an aggregate of 1,503,726 shares of common stock (the “Warrants”). Each share of Series 8 Convertible Preferred Stock and the related Warrants (see Note 15) were sold at a subscription amount of $940, representing an original issue discount of 6% of the stated value for an aggregate subscription amount of $50.0 million. The shares of Series 8 Convertible Preferred Stocks were recorded as Mezzanine Equity as the holder has the option to redeem these shares for cash. The aggregate net proceeds from the offering, after deducting the placement agent fees and other estimated offering expenses, was approximately $46.9 million.

During the quarter ended December 31, 2022, the Company received cash redemption notices from the holders of the Series 8 Convertible Preferred Stock issued on March 22, 2022, totaling 53,197.72 shares of Series 8 Convertible Preferred Stock for aggregate cash paid of approximately $53.2 million which were therefore fully redeemed.

As of June 30, 2023, there were zero shares of Series 8 Convertible Preferred Stock outstanding.

Note 14 — Stock Award Plans and Stock-Based Compensation

In September 2011, the Company adopted the 2011 Employee Stock Incentive Plan (the “2011 Plan”) which provides for the granting of incentive and non-statutory common stock options and stock based incentive awards to employees, non-employee directors, consultants and independent contractors. The plan was terminated by its terms on August 31, 2021 and no new awards will be issued under the 2011 Plan.

In February 2018, the Company adopted the 2018 Employee Stock Incentive Plan (the “2018 Plan” and together with the 2011 Plan, the “Option Plans”), which is utilized for employees, corporate officers, directors, consultants and other key persons employed. The 2018 Plan provides for the granting of incentive stock options, NQSOs, stock grants and other stock-based awards, including Restricted Stock and Restricted Stock Units (as defined in the 2018 Plan).

Incentive stock options granted under the Option Plans are granted at exercise prices not less than 100% of the estimated fair market value of the underlying common stock at date of grant. The exercise price per share for incentive stock options may not be less than 110% of the estimated fair value of the underlying common stock on the grant date for any individual possessing more that 10% of the total outstanding common stock of the Company. Options granted under the Option Plans vest over periods ranging from immediately to four years and are exercisable over periods not exceeding ten years.

The aggregate number of shares that may be awarded under the 2018 Plan as of June 30, 2023 is 52,714,178. As of June 30, 2023, 289,818 of stock options were granted to employees, directors and consultants of the Company (including 1 share outside of our plan and 47 shares under our 2011 Plan) and 52,381,440 options were available for future grant under the 2018 Plan.

Employee Stock Options

During the three months ended June 30, 2023 and 2022, the Company recorded a charge for the amortization of stock options of approximately $0.2 million and $0.7 million, respectively, and approximately $0.5 million and $1.6 million, respectively, for the six months ended June 30, 2023 and 2022, which is included in the general and administrative section of the condensed consolidated statement of operations.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 14 — Stock Award Plans and Stock-Based Compensation (cont.)

As of June 30, 2023, the fair value of non-vested stock options totaled approximately $1.5 million, which will be amortized to expense over the weighted average remaining term of 0.99 years.

See below for a summary of the stock options granted under the 2011 and 2018 plans:

	2011 Plan	2018 Plan	Non Plan	Total
Beginning balance as of January 1, 2023	57	351,529	1	351,587
Granted	—	—	—	—
Exercised	—	—	—	—
Expired	(10)	(52,486)	—	(52,496)
Forfeited	—	(9,273)	—	(9,273)
Ending balance as of June 30, 2023	47	289,770	1	289,818

The fair value of each employee option grant is estimated on the date of the grant using the Black-Scholes option-pricing model, however there were no stock option grants during the six months ended June 30, 2023.

The expected stock price volatility for the Company’s stock options was determined by the historical volatilities for industry peers and used an average of those volatilities. The Company attributes the value of stock-based compensation to operations on the straight-line single option method. Risk free interest rates were obtained from U.S. Treasury rates for the applicable periods. The dividends assumptions was $0 as the Company historically has not declared any dividends and does not expect to.

Restricted Stock Awards

On February 19, 2022, 12,802 restricted stock grants were forfeited for employee taxes.

During the three months ended June 30, 2023 and 2022, the Company recorded a charge of $0.01 million and $0.04 million, respectively, and $0.03 million and $0.7 million for the six months ended June 30, 2023 and 2022, respectively, for the amortization of vested restricted stock awards.

The following table summarizes restricted stock based award activity granted:

Restricted Stock Grants
Beginning balance as of January 1, 2023	42,968
Granted	—
Exercised	—
Expired	—
Forfeited	—
Ending balance as of June 30, 2023	42,968

The Company determined the fair value of these grants based on the closing price of the Company’s common stock on the respective grant dates. The compensation expense is being amortized over the respective vesting periods.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 15 — Warrants

On January 28, 2022, the Company entered into an exchange agreement with the holder of certain existing warrants of the Company which were exercisable for an aggregate of 657,402 shares of the Company’s common stock. Pursuant to the exchange agreement, the Company agreed to issue to the warrant holder an aggregate of 184,153 shares of common stock and rights to receive an aggregate of 52,513 shares of common stock in exchange for the existing warrants. The Company accounted for the exchange agreement as a warrant modification. The Company determined the fair value of the existing warrants as if issued on the exchange agreement date and compared that to the fair value of the common stock issued. The Company calculated the fair value of the existing warrants using a Black-Scholes Option pricing model and determined it to be approximately $12.00 per share. The fair value of the common stock issued was based on the closing stock price of the date of the exchange. The total fair value of the warrants prior to modification was greater than the fair value of the common stock issued, and therefore, there was no incremental fair value related to the exchange.

Between March 15 and March 22, 2022, we received cash redemption notices from the holders of the Company’s Series 7 Convertible Preferred Stock issued on September 15, 2021, totaling 49,250 shares of Series 7 Convertible Preferred Stock for aggregate cash required to be paid of approximately $49.3 million. In addition, upon redemption of the Series 7 Convertible Preferred Stock, each holder forfeited 75% of the related warrants that were issued together with the Series 7 Convertible Preferred Stock (the “Series 7 Warrants”). 394,000 corresponding warrants issued in connection with the issuance of the Series 7 Convertible Preferred Stock have been forfeited and 232,675 related warrants remain outstanding. As of June 30, 2023, there are no Series 7 Warrants outstanding as they were exchanged under the warrant amendments below.

On March 22, 2022, the Company entered into a securities purchase agreement with certain investors pursuant to which the Company agreed to issue and sell, in a registered direct offering sold an aggregate of 53,197.7234 shares of the Company’s Series 8 Convertible Preferred Shares, par value $0.001 per share, and warrants to purchase up to 1,503,726 shares of common stock. Each share and related warrants were sold together at a subscription amount of $940, representing an original issue discount of 6% of the stated value for an aggregate subscription amount of $50.0 million.

During the three months ended March 31, 2023, the Company issued 1,380,000 shares of common stock in connection with the exercise of 1,380,000 pre-funded warrants at $0.001 per share in connection with the October 2022 registered direct offering.

Warrant Amendments

On February 28, 2023, the Company entered into warrant amendments (the “Warrant Amendments”) with certain holders (each, including its successors and assigns, a “Holder” and collectively, the “Holders”) of (i) those certain Common Stock Purchase Warrants issued by the Company in April 2018 (the “April 2018 Warrants”) pursuant to the registration statement on Form S-3 (File No. 333-204159), (ii) those certain Common Stock Purchase Warrants issued by the Company in September 2021 (the “September 2021 Warrants”) pursuant to the registration statement on Form S-3 (File No. 333-256827), and (iii) those certain Common Stock Purchase Warrants issued by the Company in March 2022 (the “March 2022 Warrants” and together with the April 2018 Warrants and the September 2021 Warrants, the “Existing Warrants”) pursuant to the registration statement on Form S-3 (File No. 333-256827).

Pursuant to the Warrant Amendments, the Company and the Holders have agreed to amend (i) the September 2021 Warrants and the March 2022 Warrants to provide that all of such outstanding warrants shall be automatically exchanged for shares of common stock of the Company, at a rate of 0.33 shares of Common Stock (the “Exchange Shares”) for each September 2021 Warrant or March 2022 Warrant, as applicable, and (ii) the April 2018 Warrants to remove the obligation of the Company to hold the portion of a Distribution (as defined in the April 2018 Warrants) in abeyance in connection with the Beneficial Ownership Limitation (as defined in the April 2018 Warrants).

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 15 — Warrants (cont.)

In connection with the exchange of 232,675 September 2021 Warrants and 751,867 March 2022 Warrants, which were all of the then outstanding of those warrants as of the effective date of the Warrant Amendments, the Company issued 76,794 Exchange Shares and 248,124 Exchange Shares, respectively, resulting in the issuance of 324,918 Exchange Shares in the aggregate.

The Company accounted for the exchange as a warrant modification. The Company determined the fair value of the Existing Warrants as if issued on the Warrant Amendment date and compared that to the fair value of the common stock issued for the Exchange Shares. The Company calculated the fair value of the Existing Warrants using a Black-Scholes Option pricing model and determined it to be approximately $0.6 million. The fair value of the common stock issued was based on the closing stock price of the date of the Warrant Amendment. The total fair value of the Existing Warrants prior to modification was greater than the fair value of the Exchange Shares issued, and therefore, there was no incremental fair value related to the Warrant Amendments.

May 2023 Warrant Purchase Agreement

On May 15, 2023, the Company entered into a Warrant Purchase Agreement (the “Agreement”) with multiple purchasers for the purchase and sale of up to an aggregate of 150,000,000 of warrants (the “May 2023 Warrants”). The Agreement and the May 2023 Warrants were subsequently amended on June 20, 2023. The purchase price for one (1) May 2023 Warrant is $0.01 (the “Per Warrant Purchase Price”). The May 2023 Warrants have an initial exercise price $0.26, payable in cash or the cancellation of indebtedness ( the “Initial Exercise Price”). The exercise price will equal the lower of (i) the Initial Exercise Price and (ii) 90% of the lowest VWAP (as defined in the Agreement) of the Common Stock for the five Trading Days (as defined in the Agreement) immediately prior to the date on which a Notice of Exercise is submitted to the Company (the “Adjusted Exercise Price” and together with the Initial Price, as applicable, the “Exercise Price”); provided, however, that the Adjusted Exercise Price shall not be less than $0.10; and provided further that any exercise of the May 2023 Warrants with an Adjusted Exercise Price will be subject to the Company’s consent unless the trading price of the Common Stock as of the time the Notice of Exercise is delivered to the Company is at least 10% or more above the prior Trading Day’s Nasdaq Official Closing Price. No warrant holder may exercise the May 2023 Warrants to the extent such exercise would cause such warrant holder, together with its affiliates and attribution parties, to beneficially own a number of shares of Common Stock which would exceed 9.99% of the Company’s then outstanding Common Stock following such exercise.

Each May 2023 Warrant is immediately exercisable for one share of Common Stock and will expire 1 year from the issuance date (the “Termination Date”) unless extended by the Company with the consent of the warrant holder. Pursuant to the terms of the May 2023 Warrants, at any time prior to the Termination Date, the Company may, in its sole discretion, redeem any portion of a May 2023 Warrants that have not been exercised, in cash, at the Per Warrant Purchase Price, plus all liquidated damages and other costs, expenses or amounts due in respect of the Warrants (the “Redemption Amount”) upon five Trading Days’ written notice to the warrant holder (the “Redemption Date”). On the Termination Date, the Company will be required to redeem any portion of the May 2023 Warrants that have not been exercised or redeemed prior to such date through payment of the Redemption Amount in cash. The Company will be required to pay any Redemption Amount within five Trading Days after the Redemption Date or the Termination Date, as applicable.

The 150,000,000 May 2023 Warrants were issued on May 17, 2023 for aggregate gross proceeds of approximately $1.5 million. The aggregate net proceeds from the offerings, after deducting the placement agent fees and other estimated offering expenses, were approximately $1.4 million.

The May 2023 Warrants were determined to be within the scope of ASC 480 as they represent obligations to the Company, as the Company is obligated to redeem any May 2023 Warrants that have not been exercised at the Termination Date. As such, the Company recorded the May 2023 Warrants as a liability at fair value on the issuance date. The fair value of the May 2023 Warrants was determined using level 3 inputs utilizing a Monte-Carlo simulation.The May 2023 Warrants are subsequently measured as if the May 2023 Warrants were to be settled on the current redemption value with subsequent changes recognized as interest cost. The fair value of the Warrants was determined to

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 15 — Warrants (cont.)

be $1.48 million at the date of issuance, and the redemption value of the Warrants was determined to be approximately $1.5 million as of June 30, 2023. The fair value of the Warrants are reflected within Warrant Liability on the Condensed Consolidated Balance Sheet. An immediate loss was recognized on the initial measurement date of $71,250 as a result of the difference between fair value and net proceeds. The change in fair value of Warrants of $71,250 for the three and six months ended June 30, 2023 was reported as other expense on the Condensed Consolidated Statement of Operations. The interest cost of $20,000 for the three and six months ended June 30, 2022 was included in interest expense, net on the Condensed Consolidated Statement of Operations.

The following table summarizes the activity to warrants outstanding:

Number of Warrants
Beginning balance as of January 1, 2023	6,212,026
Granted	150,000,000
Exercised	(1,380,000)
Expired	(1,224)
Exchanged	(984,542)
Ending balance as of June 30, 2023	153,846,260

Exercisable as of June 30, 2023	153,846,260

Note 16 — Income Taxes

There is an income tax expense of approximately $0.007 million and $0.02 million for the three months ended June 30, 2023 and 2022, respectively, and $2.5 million and $0.02 million for the six months ended June 30, 2023 and 2022, respectively. The income tax expense in the six months ended June 30, 2023 includes a $2.6 million deferred tax expense to increase the valuation allowance, which is offset by a current tax benefit of $0.1 million, due to the Enterprise Apps Spin-off.

Note 17 — Credit Risk and Concentrations

Financial instruments that subject the Company to credit risk consist principally of trade accounts receivable and cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, consequently, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

The Company maintains cash deposits with financial institutions, which, from time to time, may exceed federally insured limits. Cash is also maintained at foreign financial institutions for its UK subsidiary, German subsidiaries and its majority-owned India subsidiary. Cash in foreign financial institutions as of June 30, 2023 and December 31, 2022 was immaterial. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

During the six months ended June 30, 2023 and 2022, two customers and two customers accounted for at least 10% of revenue, respectively.

As of June 30, 2023, two customers represented approximately 38% of total accounts receivable. As of June 30, 2022, two customers represented approximately 42% of total accounts receivable.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 17 — Credit Risk and Concentrations (cont.)

As of June 30, 2023, two vendors represented approximately 48% of total gross accounts payable. Purchases from these vendors during the six months ended June 30, 2023 was approximately $1.2 million. As of June 30, 2022, three vendors represented approximately 47% of total gross accounts payable. Purchases from these vendors during the six months ended June 30, 2022 was approximately $0.6 million.

For the six months ended June 30, 2023, one vendor represented approximately 17% of total purchases. For the six months ended June 30, 2022, one vendor represented approximately 33% of total purchases.

Note 18 — Segments

The Company’s operations consist of three reportable segments based on similar economic characteristics, the nature of products and production processes, end-use markets, channels of distribution, and regulatory environments: Indoor Intelligence, SAVES, and Shoom.

The Company completed the Enterprise Apps Spin-off during the three months ended March 31, 2023. Design Reactor was entirely part of the Indoor Intelligence business segment. As a result, the Company met the requirements of ASC 205-20 to report the results of the Design Reactor business as discontinued operations. The operating results for Design Reactor have been reclassified to discontinued operations and are no longer reported in the Indoor Intelligence business segment. See Note 24 for further details. There were no changes to the Company’s reportable segments as result of the Enterprise Apps Spin-off.

Gross profit is the primary measure of segment profitability used by the Company’s Chief Operating Decision Maker (“CODM”).

Revenues and gross profit segments consisted of the following (in thousands):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022	2023	2022
Revenue by Segment
Indoor Intelligence	$840	$1,337	$2,749	$2,734
SAVES	743	727	1,461	1,461
Shoom	474	512	951	1,030
Total segment revenue	$2,057	$2,576	$5,161	$5,225

Gross profit by Segment
Indoor Intelligence	$597	$804	$1,891	$1,741
SAVES	655	481	1,274	974
Shoom	415	435	816	857
Gross profit by Segment	$1,667	$1,720	$3,981	$3,572

Income (loss) from operations by Segment
Indoor Intelligence	$(6,733)	$(8,646)	$(14,849)	$(17,660)
Saves	(144)	(975)	(439)	(1,379)
Shoom	220	248	449	428
Loss from operations by Segment	$(6,657)	$(9,373)	$(14,839)	$(18,611)

The reporting package provided to the Company’s CODM does not include the measure of assets by segment as that information isn’t reviewed by the CODM when assessing segment performance or allocating resources.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 19 — Fair Value of Financial Instruments

The Company’s estimates of fair value for financial assets and financial liabilities are based on the framework established in ASC 820. The framework is based on the inputs used in valuation and gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates in the ASC 820 hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company’s significant market assumptions. We classified our financial instruments measured at fair value on a recurring basis in the following valuation hierarchy.

The Company’s assets measured at fair value consisted of the following at June 30, 2023 and December 31, 2022:

	Fair Value at June 30, 2023
	Total	Level 1	Level 2	Level 3
Assets:
Investments in equity securities	1,414	1,403	—	11
Total assets	$1,414	$1,403	$—	$11
	Fair Value at December 31, 2022
	Total	Level 1	Level 2	Level 3
Assets:
Investments in equity securities	330	319	—	11
Total assets	$330	$319	$—	$11

The following is a discussion of the valuation methodologies used for the Company’s assets measured at fair value.

Investments in equity securities are marked to market based on the respective publicly quoted market prices of the equity securities adjusted for liquidity. The fair value for Level 1 equity investments was determined using quoted prices of the security in active markets. The fair value for Level 3 equity investments was determined using a pricing model with certain significant unobservable market data inputs.

Investments in debt securities are valued using an option pricing model under the income approach methodology as the investment does not have observable inputs of identical or comparable instruments.

The Company noted that there was no change in Level 3 instruments for which significant unobservable inputs were used to determine fair value for the three months ended June 30, 2023. The following table is a reconciliation of assets for Level 3 investments for which significant unobservable inputs were used to determine fair value for the three months ended June 30, 2023:

Level 3
Level 3 Investments
Balance at January 1, 2023	$11
Unrealized loss on equity securities	—
Balance at June 30, 2023	$11

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 20 — Foreign Operations

Prior to the Enterprise Apps Spin-off (see Note 1), the Company’s operations were located primarily in the United States, Canada, India, Germany, Ireland, and the United Kingdom. After the Enterprise Apps Spin-off (see Note 1), the Company’s operations are located primarily in the United States, India, Germany, Ireland, and the United Kingdom. Revenues by geographic area are attributed by country of domicile of our subsidiaries. The financial data by geographic area are as follows (in thousands):

	United States	Canada	India	Germany	United Kingdom	Ireland	Philippines	Eliminations	Total
For the Three Months Ended June 30, 2023:
Revenues by geographic area	$1,340	$—	$294	$763	$139	$4	$—	$(483)	$2,057
Operating (loss) income by geographic area	$(5,394)	$—	$16	$(1,092)	$(1)	$(186)	$—	$—	$(6,657)
Net (loss) income from continuing operations by geographic area	$(6,152)	$—	$19	$(1,009)	$(1)	$(186)	$—	$—	$(7,329)
For the Three Months Ended June 30, 2022:
Revenues by geographic area	$1,427	$—	$141	$1,023	$125	$2	$—	$(142)	$2,576
Operating (loss) income by geographic area	$(6,512)	$—	$45	$(2,690)	$46	$(263)	$—	$1	$(9,373)
Net (loss) income from continuing operations by geographic area	$(6,144)	$—	$45	$(2,639)	$46	$(263)	$—	$(10)	$(8,965)
For the Six Months ended June 30, 2023:
Revenues by geographic area	$3,255	$—	$793	$1,918	$229	$4	$—	$(1,038)	$5,161
Operating (loss) income by geographic area	$(12,756)	$—	$120	$(1,923)	$(5)	$(275)	$—	$—	$(14,839)
Net (loss) income from continuing operations by geographic area	$(17,685)	$—	$124	$(1,811)	$(5)	$(275)	$—	$1	$(19,651)
For the Six Months Ended June 30, 2022:
Revenues by geographic area	$2,970	$—	$267	$1,971	$243	$6	$—	$(232)	$5,225
Operating (loss) income by geographic area	$(14,181)	$—	$84	$(4,108)	$59	$(464)	$—	$(1)	$(18,611)
Net (loss) income from continuing operations by geographic area	$(15,415)	$—	$84	$(4,012)	$59	$(464)	$—	$—	$(19,748)
As of June 30, 2023:
Identifiable assets by geographic area	$51,794	$—	$712	$20,056	$362	$86	$—	$(42,565)	$30,445
Long lived assets by geographic area	$2,294	$—	$23	$2,810	$—	$2	$—	$—	$5,129
As of December 31, 2022:
Identifiable assets by geographic area	$133,382	$5,484	$682	$19,599	$277	$19	$415	$(102,223)	$57,635
Long lived assets by geographic area	$2,538	$—	$3	$3,308	$1	$4	$—	$—	$5,854

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 21 — Related Party Transactions

Cardinal Venture Holdings Investment

Nadir Ali, the Company’s Chief Executive Officer and a member of its Board of Directors, is also a controlling member of 3AM, LLC (“3AM”), which is a member of Cardinal Venture Holdings LLC (“CVH”), which may, in certain circumstances, be entitled to manage the affairs of CVH. Mr. Ali’s relationship may create conflicts of interest between Mr. Ali’s obligations to the Company and its shareholders and his economic interests and possible fiduciary obligations in CVH through 3AM. For example, Mr. Ali may be in a position to influence or manage the affairs of CVH in a manner that may be viewed as contrary to the best interests of either the Company or CVH and their respective stakeholders. On July 1, 2022, the Company loaned $150,000 to CVH. See Note 8. The $150,000 loan was repaid on March 15, 2023.

Reimbursable Expenses from New CXApp

In connection with the closing of the Enterprise Apps Spin-off and Business Combination and the terms of the Merger Agreement, New CXAPP was obligated to reimburse the Company for certain transaction expenses related to the Business Combination. As of June 30, 2023, New CXApp owed the Company approximately $1.0 million for reimbursable transaction expenses which is included in the prepaid and other current assets line of the condensed Consolidated Balance Sheets.

During the three and six months ended June 30, 2023, the Company incurred approximately $0.2 million and $0.3 million, respectively, in reimbursable expenses payable in connection with the terms and conditions of the Transition Services Agreement, of which $0.2 million remains outstanding as of June 30, 2023 and is included in other receivables on the Company’s Condensed Consolidated Balance Sheets.

Note 22 — Leases

The Company has operating leases for administrative offices in the United States (California), India, the United Kingdom and Germany.

The Company entered into two new operating leases for its administrative offices in Ratingen, Germany, both from February 1, 2021 through January 1, 2023. The Company extended the office lease for six months, expiring on July 31, 2023. The monthly lease rate is $5,756 per month.

As part of the acquisition of IntraNav on December 9, 2021. the Company acquired right-of-use assets and lease liabilities related to an operating lease for an office space (the IntraNav office) located in Frankfurt, Germany. This lease expires on January 6, 2025 and the current lease rate is approximately $9,340 per month.

The Company entered into two new operating leases for its administrative office in Hyderabad, India and Manila, Philippines. The Hyderabad, India and Manila, Philippines office lease expires on March 25, 2025 and May 14, 2025, respectively.

The Company early terminated one of its administrative offices in Hyderabad, India which generated an immaterial gain on lease termination which is included in the operating expenses section of the Condensed Consolidated Statements of Operations.

The Company has no other operating or financing leases with terms greater than 12 months.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 22 — Leases (cont.)

Right-of-use assets are summarized below (in thousands):

	As of June 30, 2023	As of December 31, 2022
Palo Alto, CA Office	$630	$630
Hyderabad, India Office	19	—
Ratingen, Germany Office	86	85
Berlin, Germany Office	514	508
Frankfurt, Germany Office	298	294
Less accumulated amortization	(1,113)	(986)
Right-of-use asset, net	$434	$531

Lease expense for operating leases recorded in the balance sheet is included in operating costs and expenses and is based on the future minimum lease payments recognized on a straight-line basis over the term of the lease plus any variable lease costs. Operating lease expenses, inclusive of short-term and variable lease expenses, recognized in our condensed consolidated statement of income for the three months ended June 30, 2023 and 2022 was $0.2 million and $0.1 million, respectively, and for the six months ended June 30, 2023 and 2022 was $0.3 million and $0.3 million, respectively.

Lease liability is summarized below (in thousands):

	As of June 30, 2023	As of December 31, 2022
Total lease liability	$445	$545
Less: short term portion	(200)	(211)
Long term portion	$245	$334

Maturity analysis under the lease agreement is as follows (in thousands):

Six months ending December 31, 2023	$108
Year ending December 31, 2024	216
Year ending December 31, 2025	109
Year ending December 31, 2026	41
Year ending December 31, 2027	—
Year ending December 31, 2028 and thereafter	—
Total	$474
Less: Present value discount	(29)
Lease liability	$445

Operating lease liabilities are based on the net present value of the remaining lease payments over the remaining lease term. In determining the present value of lease payments, the Company used its incremental borrowing rate based on the information available at the date of adoption of ASC 842, “Leases” (“ASC 842”). As of June 30, 2023, the weighted average remaining lease term is 2.4 years and the weighted average discount rate used to determine the operating lease liabilities was 4.0%.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 23 — Commitments and Contingencies

Litigation

Certain conditions may exist as of the date the consolidated financial statements are issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

On August 21, 2023, a purported Inpixon shareholder filed a lawsuit in the United States District Court for the Northern District of California against Inpixon and its directors. Another shareholder filed a substantially similar suit in the same court against the same parties on August 24, 2023. The cases are styled Busby v. Inpixon, Case No. 3:23-cv-04249 (N.D. Cal.) and Panovski v. Inpixon, Case No. 4:23-cv-04330-KAW (N.D. Cal.). Both suits allege that Inpixon filed a purportedly misleading Form S-4 on August 14, 2023 that omits material information regarding the process leading to the XTI transaction as described in Note 25 and the analysis performed by Inpixon’s financial advisor in connection with the merger. The suits assert claims under Section 14(a) and Section 20 of the Securities Exchange Act and seek injunctive relief, damages, costs, attorneys’ fees, and other relief. Inpixon has also received demand letters from multiple purported Inpixon shareholders alleging that the Form S-4 omits or misstates material information regarding similar topics as alleged in the lawsuits, as well as material information pertaining to other topics, including information pertaining to the compensation and business or financial relationships of Inpixon’s financial advisor for the proposed transaction. The letters demand that Inpixon make supplemental disclosures to correct the alleged misstatements and omissions. It is possible that Inpixon may be named in additional suits or receive additional demand letters containing similar allegations or asserting additional allegations or claims regarding the Business Combination.

Note 24 — Discontinued Operations

On March 14, 2023, the Company completed the Business Combination which divested its Enterprise Apps Business and certain related assets and liabilities through a spin-off of CXApp Holding Corp., a Delaware corporation (“Legacy CXApp”) to Inpixon’s shareholders of record as of March 6, 2023 (the “Record Date”) on a pro rata basis. This Enterprise Apps Spin-off was considered a strategic shift that has a major impact on the Company, and therefore, the results of operations are recorded as a component of “Earnings (loss) from discontinued operations, net of income taxes” in the Condensed Consolidated Statements of Operations for all periods presented. The Company noted that Legacy CXApp was part of the Company’s Indoor Intelligence segment. The net assets distributed as a result of the Enterprise Apps Spin-off was $24.2 million. Included within the $24.2 million dividend recorded to Additional Paid in Capital as a result of the deconsolidation of CXApp through distribution to shareholders recorded during the three months ended March 31, 2023, is approximately $1.2 million in accumulated other comprehensive income that was recognized as a result of those distributed assets and liabilities included in the foreign operations of CXApp.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 24 — Discontinued Operations (cont.)

	Three Months Ended June 30, 2022	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Revenues	$2,149	$1,620	$4,731
Cost of Revenues	540	483	1,129
Gross Profit	1,609	1,137	3,602

Operating Expenses
Research and development	2,430	1,514	4,421
Sales and marketing	1,570	988	2,676
General and administrative	2,497	1,644	3,914
Earnout compensation benefit	—	—	(2,827)
Acquisition related costs	10	—	16
Transaction costs	—	1,043	—
Impairment of goodwill	5,540	—	5,540
Amortization of intangibles	973	805	1,948
Total Operating Expenses	13,020	5,994	15,688

Loss from Operations	(11,411)	(4,857)	(12,086)

Interest (expense)/income, net	8	1	9
Other income/(expense)	—	—	—
Total Other Income (Expense)	8	1	9

Loss from discontinued operations, before tax	(11,403)	(4,856)	(12,077)
Income tax provision	38	—	(62)
Loss from discontinued operations, net of tax	$(11,365)	$(4,856)	$(12,139)

Cash used in operating activities by the Enterprise Apps Business totaled approximately $0.8 million and $3.0 million for the three months ended March 31, 2023 and 2022, respectively. Cash provided by investing activities from the Enterprise Apps Business totaled approximately $0.1 million for the three months ended March 31, 2023 and cash used in investing activities by the Enterprise Apps Business totaled approximately $0.04 million for the three months ended March 31, 2022.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 24 — Discontinued Operations (cont.)

The following table summarizes certain assets and liabilities of discontinued operations:

As of December 31, 2022
Current Assets of Discontinued Operations
Cash and cash equivalents	$10,000
Accounts receivable	1,338
Prepaid expenses and other current assets	923
Current Assets of Discontinued Operations	$12,261

Long Term Assets of Discontinued Operations
Property and equipment, net	$202
Operating Lease Right-of-Use Asset, net	681
Software development costs, net	487
Intangible assets, net	19,289
Other Assets	52
Long Term Assets of Discontinued Operations	$20,711
Current Liabilities of Discontinued Operations
Accounts payable	$1,054
Accrued liabilities	1,736
Operating lease obligation, current	266
Deferred revenue	2,162
Current Liabilities of Discontinued Operations	$5,218

Long Term Liabilities of Discontinued Operations
Operating lease obligation, noncurrent	$444
Other Liabilities, noncurrent	28
Long Term Liabilities of Discontinued Operations	$472

Note 25 — Subsequent Events

From July 1, 2023 through the date of this filing, the Company exchanged approximately $3.2 million of the outstanding principal and interest under the July 2022 10% Note Purchase Agreement and Promissory Note for 18,144,158 shares of the Company’s common stock at prices from $0.1277 to $0.2272 per share, calculated in accordance with Nasdaq’s “minimum price” as defined by Nasdaq Listing Rule 5635(d).

From July 1, 2023 through the date of this filing, the Company sold 41,393,825 shares of common stock at share prices between $0.139609 and $0.22291 per share under the Sales Agreement for gross proceeds of approximately $6.4 million.

During July 2023, the Company issued 9,000,000 shares of common stock in connection with the exercise of 9,000,000 warrants with an exercise price of $0.26 per share in connection with the May 2023 warrant offering for which the Company received gross proceeds of approximately $2.3 million.

XTI Transaction

On July 24, 2023, the Company entered into an Agreement and Plan of Merger ( the “Merger Agreement”) by and among Inpixon, Superfly Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Inpixon (“Merger Sub”), and XTI Aircraft Company, a Delaware corporation (“XTI”). Shares of XTI common stock are not publicly traded. The Merger Agreement was unanimously approved by Inpixon’s and XTI’s board of directors.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 25 — Subsequent Events (cont.)

If the Merger Agreement is approved by Inpixon’s and XTI’s stockholders, and the transactions contemplated by the Merger Agreement are consummated, Merger Sub will merge with and into XTI, with XTI surviving the merger as a wholly-owned subsidiary of Inpixon (collectively, the “Proposed Transaction”). In addition, upon the consummation of the Proposed Transaction, Inpixon will be renamed “XTI Aerospace, Inc.” (the “Name Change”). Inpixon upon the closing is referred to herein as the “combined company.”

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger (the “Effective Time”):

(i)     Each share of XTI common stock outstanding immediately prior to the Effective Time will automatically be converted into the right to receive a number of shares of Inpixon common stock equal to the Exchange Ratio (as described below). Prior to the Effective Time, subject to obtaining the consent of requisite note holders, all outstanding XTI convertible notes will be converted into XTI common stock and will participate in the merger on the same basis as the other shares of XTI common stock, except for (1) a promissory note dated April 1, 2023, in the initial principal amount of $1,817,980, which will be amended to extend the maturity date thereof until no sooner than December 31, 2026 and be assumed by the combined company at the Closing to become convertible into the shares of common stock of the combined company, and (2) a promissory note dated December 31, 2021, in the initial principal amount of $1,007,323, which will provide for, at Closing, payment in cash of $507,323 of the principal plus interest accrued to the date of payment, and the conversion of the remaining $500,000 of outstanding principal into shares of common stock of the combined company (collectively, the “Note Amendments”).

(ii)    Each option to purchase shares of XTI common stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Inpixon and will become an option, subject to any applicable vesting conditions, to purchase shares of Inpixon common stock with the number of shares of Inpixon common stock underlying the unexercised portions of such options and the exercise prices for such options to be adjusted to reflect the Exchange Ratio.

(iii)   Each warrant to purchase shares of XTI common stock outstanding and unexercised immediately prior to the Effective Time will be assumed by Inpixon and will become a warrant to purchase shares of Inpixon common stock with the number of shares of Inpixon common stock underlying such warrants and the exercise prices for such warrants will be adjusted to reflect the Exchange Ratio.

Subject to adjustment pursuant to the formula for the Exchange Ratio set forth in Exhibit A of the Merger Agreement, the Exchange Ratio will be determined based on (a) the fully diluted capitalization of each of Inpixon and XTI immediately prior to the Effective Time, provided, however, that for this purpose the calculation of Inpixon’s fully diluted capitalization will not take into account any shares of Inpixon common stock issuable after Closing for cash consideration upon conversion, exercise or exchange of derivative securities that are issued by Inpixon in Inpixon Permitted Issuances. “Inpixon Permitted Issuances” are any issuances of common stock or derivative securities by Inpixon for financing or debt cancellation purposes that are permitted under the Merger Agreement and occur after the date of the Merger Agreement but before the Closing.

The Exchange Ratio will be subject to certain adjustments to the extent that Inpixon’s net cash is greater than or less than $21.5 million and/or any principal and accrued or unpaid interest remains outstanding under those certain promissory notes issued by Inpixon to Streeterville Capital, LLC on July 22, 2022 and December 30, 2022.

After application of the Exchange Ratio and subject to those certain adjustments described above, Inpixon stockholders immediately prior to the Effective Time will retain approximately 40% of the issued and outstanding capital stock of the combined company and XTI security holders will retain approximately 60% of the issued and outstanding capital stock of the combined company.

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 25 — Subsequent Events (cont.)

At or prior to the Effective Time, Inpixon will effect transactions for the divestiture of its Shoom, SAVES and Game Your Game lines of business and investment securities, as applicable, by any lawful means, including a sale to one or more third parties, spin off, plan of arrangement, merger, reorganization, or any combination of these.

The Proposed Transaction is anticipated to be accounted for using the acquisition method (as a reverse acquisition) in accordance with GAAP. Although the Company is the legal acquirer and will issue shares of its common stock to effect the merger with XTI, XTI is expected to be the accounting acquirer. Under this method of accounting, the Company is expected to be treated as the “acquired” company for financial reporting purposes. XTI has been determined to be the accounting acquirer because XTI is expected to maintain control of the Board of Directors and management of the combined company, and the preexisting shareholders of XTI are expected to have majority voting rights of the combined company. For accounting purposes, the acquirer is the entity that has obtained control of another entity and, those consummated a business combination. Under the acquisition method of accounting (as a reverse acquisition), XTI’s assets and liabilities will be recorded at carrying value and the assets and liabilities associated with the Company will be recorded at estimated fair value as of the acquisition date. The excess of the purchase price over the estimated fair values of the net assets acquired, if applicable will be recognized as goodwill.

In order to consummate the Proposed Transaction, the Company’s stockholders must approve (i) the issuance of shares of the Company’s common stock to stockholders of XTI pursuant to the terms of the Merger Agreement and the change of control of Inpixon resulting from the merger under The Nasdaq Stock Market LLC rules (the Nasdaq Stock Issuance Proposal). The Proposed Transaction cannot be consummated without the approval of the Nasdaq Stock Issuance Proposal. The Company anticipates that the Proposed Transaction will occur shortly after the Company’s special meeting to be held for stockholder approval, but currently cannot predict the exact timing.

It is expected that Inpixon’s Chief Executive Officer, Nadir Ali, and Chief Financial Officer, Wendy Loundermon, will resign upon the Closing, effective as of the Closing Date.

In addition, pursuant to a Financial Advisory and Investment Banking Services Agreement dated May 16, 2023, between Inpixon and Maxim Group LLC (“Maxim”) (the “Maxim Agreement”), as part of compensation for Maxim’s services in connection with the transaction, Inpixon has agreed to pay to Maxim, upon Closing, a cash fee equal to $800,000 (the “Cash Fee”), and to issue to Maxim (or its designees) registered common stock of Inpixon pursuant to the applicable registration statement on Form S-4 for the transaction, if permitted under SEC rules, or unregistered stock if not permitted, equal to the quotient obtained by dividing $1,000,000 by the closing price of Inpixon common stock as reported by Nasdaq on the date immediately preceding the announcement of the transaction, at the closing of the transaction. However, to the extent that Maxim would beneficially own more than 4.99% of the number of shares of Inpixon common stock outstanding immediately after giving effect to such issuance, then Maxim will receive rights to such remaining amount of shares in accordance with a rights to shares agreement, in such form reasonably acceptable to the parties. Based on the closing price of Inpixon common stock as of July 24, 2023, which equals $0.1523 per share, Maxim will be entitled to approximately 6,565,988 shares of Inpixon common stock in connection with the Closing of the Proposed Transaction. These shares will be issued in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act, if they are not registered.

XTI Promissory Note & Security Agreement

Pursuant to the Merger Agreement, on the first calendar day of the month following the date of the Merger Agreement and on the first calendar day of each month thereafter until the earlier of (i) four months following the date of the Merger Agreement and (ii) the Closing Date, Inpixon shall provide loans to XTI on a senior secured basis (each, a “Future Loan”), in such amounts requested by XTI in writing prior to the first calendar day of each such month. Each Future Loan will be in the principal amount of up to $500,000, and the aggregate amount of the Future Loans will be up to $1,775,000 (or such greater amount as Inpixon shall otherwise agree in its sole and absolute discretion). These Future Loans and security will be evidenced by a Senior Secured Promissory Note (the “Promissory Note”) and a Security and Pledge Agreement (the “Security Agreement”).

INPIXON AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Note 25 — Subsequent Events (cont.)

The Promissory Note provides an aggregate principal amount up to $2,313,407, which amount includes the principal sum of $525,000 which Inpixon previously advanced to XTI (the “Existing Loans”, collectively with the Future Loans, the “Inpixon Loans to XTI”) plus accrued interest on such amount, and the aggregate principal amount of the Future Loans. The Promissory Note will bear interest at 10% per annum, compounded annually, and for each Future Loan, beginning on the date the Future Loan is advanced to XTI. The Promissory Note is included in the Company’s condensed consolidated balance sheet as of June 30, 2023 in Notes and Other Receivables.

The outstanding principal amount under the Promissory Note, together with all accrued and unpaid interest, shall be due and payable upon the earlier of (a) December 31, 2023, (b) when declared due and payable by Inpixon upon the occurrence of an event of default, or (c) within three business days following termination of the Merger Agreement (i) by XTI because the XTI Board adopts a superior proposal prior to delivering the XTI Stockholder Consent, or (ii) by Inpixon because the XTI Board has made a change in recommendation, or XTI has breached or failed to perform in any material respect any of its covenants and agreements regarding obtaining its required stockholder approval or non-solicitation. The Promissory Note will be forgiven and of no further force if the Merger Agreement is terminated by the Inpixon Board because it adopts a superior proposal prior to obtaining the required Inpixon stockholder approval, subject to Inpixon’s rights and remedies under the Promissory Note, the Security Agreement, and the Merger Agreement. If the Merger Agreement is terminated by XTI because the Inpixon Board makes a change in recommendation or Inpixon is in material breach of its covenants and agreements regarding obtaining its required stockholder approval or non-solicitation, the maturity date of the Promissory Note will be extended to December 31, 2024.

XTI AIRCRAFT COMPANY

Financial Statements
and
Independent Auditor’s Report
December 31, 2022 and 2021

To the Board of Directors of
XTI Aircraft Company
Englewood, Colorado

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of XTI Aircraft Company

Opinion on the Financial Statements

We have audited the accompanying balance sheets of XTI Aircraft Company as of December 31, 2022 and 2021, the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC
BF Borgers CPA PC
(PCAOB ID 5041)

We have served as the Company’s auditor since 2021
Lakewood, CO
July 13, 2023

XTI AIRCRAFT COMPANY
Balance Sheets

	December 31, 2022	December 31, 2021
Assets

Current assets:
Cash	$114,762	$4,316,396
Tax receivable	126,949	170,207
Prepaid expenses and other current assets	40,554	79,390
Total current assets	282,265	4,565,993

Property and equipment, net	19,593	31,631
Patent, net	271,916	294,446
Trademarks	7,518	7,518
Total assets	$581,292	$4,899,588

Liabilities and Stockholders’ Deficit

Current liabilities:
Accounts payable	$1,227,588	$454,243
Related party payables	350,000	825,000
Accrued and other current liabilities	773,572	143,494
Accrued interest	767,196	390,557
Customer deposits	1,349,945	1,099,945
Convertible and promissory notes – related party, net of unamortized discounts of $40,938 and $0 as of December 31, 2022 and 2021, respectively	1,620,370	1,071,307
Warrant liability	333,344	345,292
Xeriant obligation	5,386,751	5,717,252
Total current liabilities	11,808,766	10,047,090

SBA loan	64,683	64,683
Convertible and promissory notes – related party, net of unamortized discounts and loan costs of $823,929 and $1,063,375 as of December 31, 2022 and 2021, respectively	3,680,600	3,301,154
Total liabilities	15,554,049	13,412,927

Commitments and contingencies

Stockholders’ deficit:
Common stock, $0.001 par value, 100,000,000 shares authorized as of December 31, 2022 and 2021, 34,644,024 and 35,602,391 shares issued and outstanding, respectively	34,644	35,602
Additional paid-in capital	17,839,028	23,870,771
Accumulated deficit	(32,846,429)	(32,419,712)
Total stockholders’ deficit	(14,972,757)	(8,513,339)
Total liabilities and stockholders’ deficit	$581,292	$4,899,588

See Independent Auditor’s Report and notes to financial statements.

XTI AIRCRAFT COMPANY
Statements of Operations

	For the Years Ended December 31,
	2022	2021
Operating expenses:
Research and development	$2,963,873	$2,672,477
Selling and marketing	728,823	358,446
General and administrative	10,668,791	14,272,349
Total operating expenses	14,361,487	17,303,272

Operating loss	(14,361,487)	(17,303,272)

Other income (expense):
Interest expense	(376,639)	(291,569)
Interest expense – discount accretion	(412,969)	(400,364)
Loan cost amortization	(87,955)	(53,199)
Income from stock option forfeitures	14,469,884	—
Change in value of warrant liability	11,948	(91,133)
Change in value of Xeriant obligation	330,501	(309,672)
Total other income (expense)	13,934,770	(1,145,937)

Net loss	$(426,717)	$(18,449,209)
Weighted average common shares outstanding	35,123,205	36,500,545
Net loss per common share – basic and diluted	$(0.01)	$(0.51)

See Independent Auditor’s Report and notes to financial statements.

XTI AIRCRAFT COMPANY
Statements of Changes in Stockholders’ Deficit
For the Years Ended December 31, 2022 and 2021

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount
Balance at December 31, 2020	37,398,697	$37,399	$10,606,431	$(15,085,274)	$(4,441,444)
Issuance of shares through Reg CF offering ($1.50)	389,020	$389	$535,702		$536,091
Issuance of common stock	162,500	$162	$229,838		$230,000
Stock-based compensation – options			$12,467,732		$12,467,732
Issuance of previously accrued stock option compensation			$362,531		$362,531
Issuance of stock options with convertible note			$529,362		$529,362
Net Issuance of warrants with convertible note			$326,791		$326,791
Forfeiture of common stock	(2,347,826)	$(2,348)	$2,348		$—
Offering Costs			$(75,193)		$(75,193)
Adoption of ASU 2020-06 – reversal of Prior Year BCF			$(1,114,771)	$1,114,771	$—
Net loss				$(18,449,209)	$(18,449,209)
Balance at December 31, 2021	35,602,391	$35,602	$23,870,771	$(32,419,712)	$(8,513,339)
Issuance of common stock	28,700	$29	$50,196		$50,225
Issuance of common stock as previously accrued compensation	12,933	$13	$19,383		$19,396
Stock-based compensation – options			$4,563,007		$4,563,007
Forfeitures of stock options			$(14,469,884)		$(14,469,884)
Stock-based compensation – warrants			$3,652,140		$3,652,140
Issuance of warrants with convertible note			$152,415		$152,415
Forfeiture of common stock	(1,000,000)	$(1,000)	$1,000		$—
Net loss				$(426,717)	$(426,717)
Balance at December 31, 2022	34,644,024	$34,644	$17,839,028	$(32,846,429)	$(14,972,757)

See Independent Auditor’s Report and notes to financial statements.

XTI AIRCRAFT COMPANY
Statements of Cash Flows

	For the Years Ended December 31,
	2022	2021
Cash flows from operating activities
Net loss	$(426,717)	$(18,449,209)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	12,038	3,661
Amortization of intangible assets	26,597	26,326
Amortization of loan costs	87,955	53,199
Accretion of debt discount to interest expense	412,969	400,364
Warrant compensation expense	3,652,140	—
Stock compensation expense	4,563,007	12,467,732
Change in fair value of warrant liability	(11,948)	91,133
Change in fair value of Xeriant obligation	(330,501)	309,672
Income from stock option forfeitures	(14,469,884)	—
Changes in operating assets and liabilities:
Receivables, prepaids, and other current assets	82,094	(249,597)
Accounts payable	773,345	(132,642)
Related party payables	(475,000)	(118,891)
Accrued and other current liabilities	649,474	94,708
Customer deposits	250,000	809,975
Accrued interest	376,639	283,242
	1,656,552	686,795
Net cash used in operating activities	(4,827,792)	(4,410,327)

Cash flows from investing activities
Purchase of computer equipment	—	(35,292)
Patent	(4,067)	(11,909)
Net cash used in investing activities	(4,067)	(47,201)

Cash flows from financing activities
Borrowings (payments) on convertible notes, net of loan costs	600,000	2,612,500
Borrowings (payments) on promissory notes	(20,000)	(76,585)
Proceeds from Reg CF offering, net	—	460,898
Proceeds from amounts held in escrow	—	79,150
Payments on revolving line-of-credit	—	(62,518)
Proceeds from Joint Venture with Xeriant Inc.	—	5,407,580
Proceeds from common stock issuances	50,225	230,000
Net cash provided by financing activities	630,225	8,651,025

Net increase (decrease) in cash	(4,201,634)	4,193,497

Cash – beginning of period	4,316,396	122,899
Cash – end of period	$114,762	$4,316,396

Supplemental Disclosure of Non-Cash Financing Activities:
Warrants and options issued as broker compensation	$—	$151,366
Conversion of accrued interest to convertible note payable	$—	$217,705
Conversion of existing related party notes to convertible notes payable	$—	$836,365
Net warrants and options issued with convertible notes	$152,415	$704,787

Cash paid for interest was $0 and $3,000 during the years ended December 31, 2022 and 2021, respectively.

See Independent Auditor’s Report and notes to financial statements.

XTI AIRCRAFT COMPANY
Notes to Financial Statements

Note 1 — Description of Business and Significant Accounting Policies

XTI Aircraft Company (the “Company,” “XTI,” “we,” or “us”) is a privately owned development-stage aircraft manufacturer incorporated in Delaware in 2009 to develop a vertical takeoff and landing (VTOL) aircraft that takes off and lands like a helicopter and cruises like a fixed-wing business aircraft. XTI is creating a revolutionary solution for the aviation industry. Once developed, this VTOL airplane, the TriFan 600 will offer point-to-point travel to reduce total travel time by decreasing time spent driving to and from an airport.

Since inception, the Company has been engaged primarily in developing the design and engineering concepts for the TriFan 600 and seeking funds from investors to fund that development.

Going Concern and Management’s Plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business.

As part of issuing our financial statements, management has evaluated whether there were any conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern over the next twelve months. Since inception, the Company has incurred significant operating losses, has an accumulated deficit of $32,846,429 and negative operating cash flows. Management expects that operating losses and negative cash flows may increase because of additional costs and expenses related to the development of the TriFan 600 aircraft and the development of market and strategic relationships with other companies. Anticipated increases in costs and expenses will be incurred only as additional capital is secured. The Company’s continued solvency is dependent upon its ability to obtain additional working capital to complete its aircraft development and to successfully market and achieve commerciality of the TriFan 600 aircraft.

The Company intends to fund future operations through private or public equity or debt offerings and may seek additional capital through arrangements with strategic partners or from other sources. There can be no assurances, however, that additional funding will be available on terms acceptable to us, or at all. These conditions, among other factors, raise substantial doubt about our ability to continue as a going concern.

Cash

The Company holds cash in a checking account. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it holds cash.

Intangible Assets

Intangible assets are recorded at historical cost. These assets are related to legal costs incurred in pursuing patents and trademarks to protect the Company’s intellectual property. If the Company determines it will abandon these efforts, or if the United States Patent and Trademark Office indicates the patents or trademarks will not be accepted, all capitalized cost would be expensed immediately. The Company amortizes patents over a 15-year life once awarded.

As of December 31, 2022 and 2021, costs totaling $406,468 and $402,401 associated with patents and trademarks had been recorded, respectively. As of December 31, 2022 and 2021, accumulated amortization was $127,034 and $100,437, respectively. Amortization expense of $26,597 and $26,326 has been recorded for years ended December 31, 2022 and 2021, respectively, which is included in general and administrative expenses.

Research and Development

Research and development costs of the Company are expensed as incurred. These costs relate to the design and creation of the TriFan and include personnel expenses, costs of consulting, and computer expenses and software costs. For the years ended December 31, 2022 and 2021, the Company incurred research and development cost expenses of $2,963,873 and $2,672,477, respectively.

XTI AIRCRAFT COMPANY
Notes to Financial Statements

Note 1 — Description of Business and Significant Accounting Policies (cont.)

Selling and Marketing

The cost of selling and marketing is expensed as incurred. For the years ended December 31, 2022 and 2021, the Company incurred selling and marketing expenses of $728,823 and $358,446, respectively. As of December 31, 2022 and 2021, the Company had no accrued advertising expense recorded as liabilities in the accompanying balance sheets.

General and Administrative

General and administrative expenses consist of personnel expenses, including salaries, benefits, and stock-based compensation, related to executive management, finance, engineering, and selling and marketing functions. Other costs include contractor and professional services fees, audit and compliance expenses, insurance costs and general corporate expenses, including depreciation, rent, information technology costs and utilities.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Long-Lived Assets

Long-lived assets principally include intangible assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

An impairment is measured by comparing expected future cash flows (undiscounted and before interest) to the carrying value of the assets. If impairment exists, the amount of impairment is measured as the difference between the net book value of the assets and their estimated fair value. The Company believes that no impairment of any long-lived assets existed as of December 31, 2022.

Leases

Leases are evaluated and recorded as capital leases if one of the following is true at inception: (a) the present value of minimum lease payments meets or exceeds 90% of the fair value of the asset, (b) the lease term is greater than or equal to 75% of the economic life of the asset, (c) the lease arrangement contains a bargain purchase option, or (d) title to the property transfers to the Company at the end of the lease. The Company had no capital leases as of December 31, 2022 or as of December 31, 2021.

Rent expense under the corporate office operating lease, which is month-to-month, totaled $3,582 and $3,582 for the years ended December 31, 2022 and 2021, respectively. Office rent expense is included in general and administrative expenses.

The Company also has an operating lease for software, which is for a 12-month term expiring on December 10, 2022. Under this software lease, the Company expensed $112,695 and $10,625 for the years ended December 31, 2022 and 2021, respectively, which is included in research and development expenses.

In December 2022, the Company entered into a new replacement software lease with the same leasing company for another 12-month term with monthly lease payments of $8,233 commencing in March 2023. The Company will make a total of approximately $74,100 in lease payments in 2023 relating to the replacement software lease.

Convertible Instruments

U.S. GAAP, specifically ASC 815-15, Derivatives and Hedging — Embedded Derivatives, requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics

XTI AIRCRAFT COMPANY
Notes to Financial Statements

Note 1 — Description of Business and Significant Accounting Policies (cont.)

and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

When the Company has determined the embedded conversion options should be bifurcated from their host instruments, the Company records a free-standing derivative asset or liability measured at fair value at issuance. Subsequent to initial measurement, the Company will re-measure the derivative asset or liability at fair value at each reporting date with changes in the fair value recognized in earnings.

Convertible Warrant Liabilities and Common Stock Warrants

Freestanding warrants to purchase shares of the Company’s common stock are classified as liabilities on the balance sheets at their estimated fair value when the warrant holder has the option to elect to receive cash value for the warrants and, therefore, may obligate the Company to transfer assets at some point in the future. Such common stock warrants are recorded at fair value upon issuance and are subject to remeasurement to their respective estimated fair values. At the end of each reporting period, changes in the estimated fair value of such common stock warrants are recorded in the statements of operations. The Company will continue to adjust the liability associated with the liability classified common stock warrants for changes in the estimated fair value until the earlier of the exercise or expiration of the common stock warrants.

The Company issued common stock warrants in connection with the execution of certain debt financings during the years ended December 31, 2022 and 2021, and in exchange for a conditional aircraft purchase order by a regional airline during 2022. These common stock warrants were accounted for at fair value at the date of issuance in additional paid-in capital. The fair value of these common stock warrants was determined using the Black-Scholes option-pricing model (see Note 5).

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock or stock award on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

XTI AIRCRAFT COMPANY
Notes to Financial Statements

Note 1 — Description of Business and Significant Accounting Policies (cont.)

The expected life of stock options was estimated using the “simplified method,” as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The Company incurred stock-based compensation charges of $4,563,007 and $12,467,732 for the years ended December 31, 2022 and 2021, respectively, which are included in general and administrative expenses.

Customer Deposits

The Company periodically enters into aircraft reservation agreements that include a deposit placed by a potential customer. The deposits serve to prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their deposit any time up until the execution of a purchase agreement. The Company records such advance deposits as a liability and defers the related revenue recognition until delivery of an aircraft occurs, if any.

Income Taxes

The Company converted from an S corporation for tax purposes to a C corporation effective September 26, 2016. The Company follows guidance for income taxes and uncertain tax positions. Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. Tax positions meeting the more-likely-than-not recognition threshold are measured in accordance with accounting guidance. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. No provision for income taxes was provided for the period from January 1, 2015 through September 25, 2016, as the stockholders of the Company were taxed on their proportionate share of the Company’s income.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. However, no interest or penalties have been assessed as of December 31, 2022.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As the Company is in a net loss position as of December 31, 2022 and 2021, all dilutive items are antidilutive and therefore basic net loss per share equals diluted net loss per share. Potentially dilutive items outstanding as of December 31, 2022 and 2021 include stock options (Note 5), warrants (Note 5), and convertible notes (Note 4).

New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB issued ASU No. 2016-02, Leases (Topic 842). In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, which provides clarification to ASU No. 2016-02. These ASUs require an entity to recognize a lease liability and

XTI AIRCRAFT COMPANY
Notes to Financial Statements

Note 1 — Description of Business and Significant Accounting Policies (cont.)

a ROU asset in the balance sheets for leases with lease terms of more than 12 months. Lessor accounting is largely unchanged, while lessees will no longer be provided with a source of off-balance-sheet financing. This guidance is effective for fiscal years beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. As of December 31, 2022, the Company did not have any operating or financing leases with a lease term of more than 12 months.

On August 5, 2020, the FASB issued Accounting Standards Update 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). The ASU simplifies accounting for convertible instruments by removing the Cash Conversion Feature (CCF) and Beneficial Conversion Feature (BCF) separation models required under current U.S. Generally Accepted Accounting Principles (GAAP). The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years.

The Company elected to early adopt ASU 2020-06 and therefore applied the guidance to convertible debt instruments outstanding in which a BCF was previously recognized. The Company elected the modified retrospective method of adoption which resulted in a $1,114,771 adjustment to the opening balance of retained earnings and APIC as of January 1, 2021.

Note 2 — Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31, 2022	December 31, 2021
Prepaid software	$19,917	$67,188
Prepaid insurance	17,637	8,202
Deposits	3,000	4,000
	$40,554	$79,390

Property and Equipment, Net

Property and equipment consisted of $35,292 and $35,292 of computer equipment purchases as of December 31, 2022 and 2021, respectively. Accumulated depreciation was $15,699 and $3,661 as of December 31, 2022 and 2021, respectively. Depreciation expense for the years ended December 31, 2022 and 2021 was $12,038 and $3,661, respectively, and is included in general and administrative expenses.

Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following:

	December 31, 2022	December 31, 2021
Accrued bonuses	$305,350	$40,000
Accrued compensation and benefits	443,749	80,113
Accrued payroll taxes	443	3,985
Accrued unbilled professional fees	24,030	19,396
	$773,572	$143,494

XTI AIRCRAFT COMPANY
Notes to Financial Statements

Note 3 — Joint Venture

Effective May 31, 2021, the Company and Xeriant Inc. entered into a Joint Venture Agreement (“Agreement”) and other ancillary agreements under which Xeriant agreed to provide $10 million of funding to the Joint Venture (the “Intended Contribution”) to enable XTI to complete the preliminary design review of XTI’s TriFan 600 aircraft. Xeriant provided a total of $5,407,580 of funding under the Agreement and ceased providing funding in December 2021. The Agreement and the ancillary agreements expired by their terms on May 31, 2023. Although Xeriant did not make the full Intended Contribution, it is entitled to receive a pro rata portion of the agreed 10% of XTI common stock it would have received in exchange for its joint venture interest had it made the full Intended Contribution.

In satisfaction of its obligations the Company will issue 5.4% of its fully-diluted shares to Xeriant in exchange for Xeriant’s interest in the joint venture.

The Company considered ASC 480-10, Distinguishing Liabilities from Equity, and determined the financing arrangement with Xeriant through the Joint Venture is liability classified since the obligation must be settle by issuing a variable number of the Company’s equity shares. Furthermore, the Company considered ASC 815, Derivatives and Hedging, and determined the obligation should be recorded at fair value and marked to market periodically. Accordingly, the Company recorded a $330,501 fair value adjustment (resulting in an income gain) to the obligation for the year ended December 31, 2022. The Company also recorded a fair value adjustment (resulting in an income loss) to the obligation of $309,672 for the year ended December 31, 2021.

Note 4 — Convertible and Promissory Notes

The following table summarizes the status of the Company’s related party convertible and promissory notes as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Current:
Convertible Note — 2021 [a]	$1,007,323	$1,007,323
Convertible Note — 2017 [b]	30,000	30,000
Promissory Note — 2019 [c]	13,985	33,984
Convertible Note — 2018 [d]	550,000	—
Convertible Note — 2019 [e]	60,000	—
Unamortized Discounts	(40,938)	—
Current convertible and promissory notes – related party	$1,620,370	$1,071,307

Long-term:
Convertible Note — 2018 [d]	—	550,000
Convertible Note — 2019 [e]	—	60,000
Convertible Note — 2017 [f]	1,254,529	1,254,529
Convertible Note — 2021 [g]	2,500,000	2,500,000
Convertible Note — 2022 [h]	600,000	—
Convertible Note — 2022 [h] – embedded redemption feature	150,000
Unamortized Discounts	(701,217)	(852,708)
Unamortized Loan Costs	(122,712)	(210,667)
Long-term convertible and promissory notes – related party	$3,680,600	$3,301,154

Convertible Note — 2021 [a]

On December 31, 2021, the Company and its Chairman and majority stockholder agreed to combine existing notes and a revolver into a new convertible note. The new convertible note has a principal amount of $1,007,323 and accrues interest at a rate of 4% compounded annually, provided that on and after the maturity dates (noted below)

XTI AIRCRAFT COMPANY
Notes to Financial Statements

Note 4 — Convertible and Promissory Notes (cont.)

interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

•        $250,000 matures once the Company receives at least $20.0 million in total from investors;

•        $250,000 matures once the Company receives at least $25.0 million in total from investors;

•        $250,000 matures once the Company receives at least $30.0 million in total from investors; and

•        $257,323 matures once the Company receives at least $35.0 million in total from investors.

The noteholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The noteholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company (at a conversion price of $1.00 per share) at any time on or before the fourth maturity date.

Interest expense on this obligation for the years ended December 31, 2022 and 2021 was $40,293 and $0, respectively. As of December 31, 2022, the accrued interest payable on this obligation was $40,293.

Convertible Note — 2017 [b]

During 2017, the Company entered into a convertible note with a stockholder who is now an employee of the Company. The note has a principal amount of $30,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date, interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum.

The noteholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before the maturity date of June 30, 2023.

Interest expense on this obligation for the years ended December 31, 2022 and 2021 was $3,745 and $3,494, respectively. As of December 31, 2022 and 2021, accrued interest payable on this obligation was $11,200 and $7,455, respectively

Promissory Note — 2019 [c]

During 2019, the Company converted outstanding payable balances owed to a consultant and stockholder of the Company into a promissory note. The note has a principal amount of $85,984 and accrues interest at a rate of 5.0% per annum. The principal balance outstanding as of December 31, 2022 and 2021 was $13,985 and $33,984, respectively.

Interest expense on this obligation for the years ended December 31, 2022 and 2021 was $1,096 and $2,466, respectively. As of December 31, 2022 and 2021, accrued interest payable on this obligation was $11,802 and $10,706, respectively.

The Company repaid the outstanding principal and accrued interest balances in full in July 2023.

Convertible Note — 2018 [d]

During 2018, the Company entered into a convertible note with a consultant and warrant holder of the Company. The note has a principal amount of $550,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum.

XTI AIRCRAFT COMPANY
Notes to Financial Statements

Note 4 — Convertible and Promissory Notes (cont.)

In conjunction with this convertible note, the Company issued warrants for the purchase of a total of 100,000 shares of common stock at an exercise price of $1.00 and 100,000 shares of common stock at an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 10 years.

This convertible note is presented on the balance sheet net of unamortized discounts of $36,033 related to the warrants issued for a net carrying balance of $513,967 as of December 31, 2022.

The noteholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on the earlier of [i] 60 days after the Company flies its first prototype of the TriFan 600 or [ii] November 1, 2023. The share conversion may occur at any time on or before November 1, 2023.

Interest expense on this obligation for the years ended December 31, 2022 and 2021 was $74,425 and $67,659, respectively. As of December 31, 2022 and 2021, accrued interest payable on this obligation was $268,676 and $194,251, respectively.

Convertible Note — 2019 [e]

During 2019, the Company entered into a convertible note with a consultant and stockholder of the Company. The note has a principal amount of $60,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding as of December 31, 2022 and 2021 was $60,000.

This convertible note is presented on the balance sheet net of unamortized discounts of $4,905 related to warrants issued in conjunction with this convertible note, for a net carrying balance of $55,095 as of December 31, 2022.

The noteholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on the earlier of [i] 60 days after the Company flies its first prototype of the TriFan 600 or [ii] November 1, 2023. The share conversion may occur at any time on or before November 1, 2023.

Interest expense on this obligation for the years ended December 31, 2022 and 2021 was $7,956 and $7,233, respectively. As of December 31, 2022 and 2021, accrued interest payable on this obligation was $27,514 and $19,558, respectively.

Convertible Note — 2017 [f]

During 2017, the Company entered into a convertible note with a stock options holder and former board member of the Company. The note had a principal amount of $715,000 and accrued interest at a rate of 10.0% per annum. On April 1, 2021, the principal and accrued interest on this note (totaling $1,029,539) plus an additional $225,000 of new cash were combined into a new convertible note with a principal balance of $1,254,529. The new note bears interest at a rate of 10.0% per annum. The original convertible note was cancelled as part of this new note.

This convertible note is presented on the balance sheet net of unamortized discounts of $230,696 related to warrants issued in conjunction with this convertible note, for a net carrying balance of $1,023,833 as of December 31, 2022.

The noteholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The share conversion may occur at any time on or before November 1, 2023.

Interest expense on this obligation for the years ended December 31, 2022 and 2021 was $134,862 and $120,238, respectively. As of December 31, 2022 and 2021, accrued interest payable on this obligation was $228,952 and $94,090, respectively.

XTI AIRCRAFT COMPANY
Notes to Financial Statements

Note 4 — Convertible and Promissory Notes (cont.)

On May 9, 2023, the principal and accrued interest of the existing convertible note plus an additional $450,000 in cash were combined into a new replacement convertible note (the “replacement note”) with a principal amount of $1,986,918. The aforementioned convertible note entered into on April 1, 2021 was cancelled as part of this replacement note. The replacement note accrues interest at a rate of 10% per annum and matures on December 31, 2026. The noteholder has the right to receive repayment of the principal balance plus accrued interest at any time prior to the maturity date in shares of common stock of the Company at a value of $1.00 per share. If the noteholder has not provided the Company with prior written notice to either convert the note into shares or to demand cash repayment of the note on the maturity date, the remaining principal balance of the note plus accrued interest will automatically convert into shares on the maturity date.

In conjunction with the replacement note, the Company cancelled 627,264 warrants previously issued to the noteholder and issued 993,459 new warrants with an exercise price of $1.50. The new warrants are exercisable upon the date of grant through the expiration date of May 9, 2028.

Convertible Note — 2021 [g]

During 2021, the Company entered into convertible notes with a syndicate of investors. The notes have a combined principal amount of $2,500,000 and accrue interest at a rate of 4.0% per annum. In conjunction with the convertible notes, the Company issued stock options for the purchase of a total of 525,000 shares of common stock at an exercise price of $1.50. The options are exercisable upon the date of grant through the contractual term of 10 years. The noteholders have the right to receive repayment of the note at the earlier of (i) a change of control or (ii) at the note’s maturity date of May 23, 2024 in either cash or in shares of common stock of the Company at a value of $1.00 per share. The share conversion may occur prior to May 23, 2024 either (i) automatically upon the occurrence of the Company raising $10 million in financing, or (ii) at the option of the noteholder upon a change of control.

This convertible note is presented on the balance sheet net of (i) unamortized discounts of $175,786 related to options issued in conjunction with this convertible note, and (ii) unamortized loan costs of $122,712 related to the origination costs of the loan, for a net carrying balance of $2,201,502 as of December 31, 2022.

Interest expense on this obligation for the years ended December 31, 2022 and 2021 was $100,000 and $60,484, respectively. As of December 31, 2022 and 2021, the accrued interest payable balance on this obligation was $160,484 and $60,484, respectively.

Convertible Note — 2022 [h]

On October 21, 2022, the Company entered into a convertible note agreement with an existing convertible note and stock option holder. The note has a principal amount of $600,000 and accrues interest at a rate of 10.0% per annum.

In conjunction with the convertible note, the Company issued warrants for the purchase of a total of 150,000 shares of common stock at an exercise price of $1.92. The warrants are exercisable upon the date of grant through the contractual term of 5 years.

The note matures on October 21, 2025. The holder of the note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.25 per share. However, the share conversion may occur prior to October 21, 2025 at the option of the holder, or automatically converted by the Company upon the occurrence of any of the following:

•        Qualified Financing involving the sale of equity capital of the Company resulting in gross proceeds to the Company of at least $10 million, at which time the principal of the note and any accrued interest would convert into common shares at a conversion price equal to 75% of the cash price per share paid by purchasers participating in the Qualified Financing.

XTI AIRCRAFT COMPANY
Notes to Financial Statements

Note 4 — Convertible and Promissory Notes (cont.)

•        Qualified Business Combination involving a merger, share exchange, or reorganization not involving a change of control, at which time the principal of the note and any accrued interest would convert into common shares at a conversion price equal to the lower of (a) $1.25 or (b) 75% of the per share value imputed to the common stock in the Qualified Business Combination.

•        Change of Control — a sale, conveyance, or other disposition of all or substantially all of the Company’s assets or a merger of the Company with or into, or consolidation with, any other entity, as a result of which less than 50% of the voting power of the surviving entity is held by persons that are stockholders of the Company, at which time the principal of the note and any accrued interest would convert into common shares at a conversion price equal to 75% of the cash price per share imputed to the common stock in the Change of Control.

As the number of shares issued at settlement of the convertible note fluctuates based on the fair value of the Company’s equity shares under a Qualified Financing, Qualified Business Combination, or Change in Control scenario, the convertible note is classified as share-settled debt under accounting guidelines. Although the note may be settled in a variable number of shares in the event of a conversion, the predominant or likely event that would cause share settlement would be a Qualified Financing or a Qualified Business Combination, which are within the control of the Company. Therefore, there is not an obligation (either conditionally or unconditionally) to deliver a variable number of shares.

In determining the accounting treatment of the note’s share-settled redemption features, the Company considered ASC 815-15, Derivatives and Hedging — Embedded Derivatives, which provides accounting guidance on when an embedded component should be separated from its host instrument and accounted for separately as a derivative. Based on this guidance, the Company determined the share-settled redemption features are not clearly and closely related to the debt host because the features require settlement at a premium above 10% of par, which is deemed to be substantial, and is a contingently redeemable put feature that accelerates the repayment of principal. As such, the Company determined the redemption features should be bifurcated and accounted for separately as a derivative.

At issuance of the note, the bifurcated embedded derivative was measured at a fair value amount of $150,000 and the remaining issuance proceeds were allocated to the note. Subsequent to the initial measurement, the Company will re-measure the derivative at fair value at each reporting date with changes to the fair value recognized in earnings. There was no adjustment made as of the December 31, 2022 reporting date since there was no change to the fair value of the derivative. Additionally, the Company will accrete the note to its redemption value from the issuance date.

This convertible note is presented on the balance sheet at principal of $600,000, plus the embedded derivative of $150,000, less unamortized discounts of $294,735 related to the embedded redemption feature and the warrants issued in conjunction with this convertible note for a net carrying balance of $455,265 as of December 31, 2022.

Interest expense on this obligation for the year ended December 31, 2022 was $11,836. As of December 31, 2022, accrued interest payable on this obligation was $11,836.

SBA Loan

On June 3, 2020, the Company entered into a promissory note with the U.S. Small Business Administration (SBA). The note has a principal amount of $65,000 and accrues interest at a rate of 3.75% per annum. Monthly payments commence on June 3, 2021. The note matures on June 3, 2050 and is collateralized by tangible and intangible personal assets of the Company.

Interest expense on this obligation for the years ended December 31, 2022 and 2021 was $2,426 and $2,597, respectively. As of December 31, 2022 and 2021, accrued interest payable on this obligation was $6,439 and $4,013, respectively.

XTI AIRCRAFT COMPANY
Notes to Financial Statements

Note 5 — Stockholders’ Equity

The Company has authorized 100,000,000 shares of $0.001 par value common stock.

Regulation CF Crowdfunding

During the year ended December 31, 2021, the Company completed closings under this Reg CF filing and sold 389,020 shares of common stock at a value between $1.36 and $1.50 per share for net proceeds of $536,091 to 564 individual investors. This offering was closed during May 2021.

Issuances and Forfeitures of Common Stock

During the year ended December 31, 2022, the Company issued and sold 28,700 shares of common stock at $1.75 per share for gross proceeds of $50,225. During the year ended December 31, 2021, the Company issued and sold 162,500 shares of common stock between $1.30 and $2.00 per share for gross proceeds of $230,000.

In February 2019, the Company reached an agreement with a promissory note investor who is also a common stock shareholder (the “investor”) to retire the outstanding promissory note and for the investor to return 2,347,826 shares of the Company’s common stock in exchange for cash. During 2021, the Company made the final cash payment under the agreement resulting in the termination of the promissory note and 2,347,826 common shares held by the investor being returned to the Company. During 2022, the Company’s founder returned 1,000,000 common stock shares to the Company.

Stock Option Plan

During 2017, the Company adopted the 2017 Employee and Consultant Stock Ownership Plan (“2017 Plan”), which was amended in 2021 to increase the maximum shares eligible to be granted under the Plan. The Company may issue awards up to a maximum of 30,000,000 common shares in the form of restricted stock units and stock options to employees, directors, and consultants.

Under the 2017 Plan, stock options are generally granted with an exercise price equal to the estimated fair value of the Company’s common stock, as determined by the Company’s Board of Directors on the date of grant. Options generally have contractual terms of ten years. Incentive stock options (ISO) may only be granted to employees, whereas all other stock awards may be granted to employees, directors, consultants and other key persons.

As of December 31, 2022, the Company had 10,124,685 options outstanding comprised of (i) 6,694,685 fully vested options granted to employees, directors, consultants and other key persons, and (ii) 3,430,000 unvested options granted to employees that vest over a 4-year period.

The total grant date fair value for options issued during the year ended December 31, 2022 was $4,414,104. The Company valued the stock options using the Black-Scholes model with the following assumptions: expected term — 5 years; volatility of 74.10%; risk free yield between 1.92% and 4.16%; dividend rate — 0%; stock price between $1.67 and $1.75; exercise price between $1.67 and $1.75.

The Company recognized $4,563,007 and $12,467,732 of stock compensation expense for the years ended December 31, 2022 and 2021, respectively, which is included in general and administrative expenses. The Company also recognized income of $14,469,884 and $0 relating to stock option forfeitures during the years ended December 31, 2022 and 2021, respectively, which is included in operating income. Unrecognized compensation expense as of December 31, 2022 was $2,433,211, which will be amortized to expense over the weighted average remaining term of 3.08 years.

XTI AIRCRAFT COMPANY
Notes to Financial Statements

Note 5 — Stockholders’ Equity (cont.)

See below for a summary of the stock options granted under the 2017 plan:

	2017 Plan	Weighted Average Exercise Price per Share
Outstanding – December 31, 2020	5,000,270	$1.22
Granted	15,815,135	$1.72
Exercised	—	$—
Expired	—	$—
Forfeitures	—	$—
Outstanding – December 31, 2021	20,815,405	$1.60
Granted	4,190,500	$1.70
Exercised	—	$—
Expired	—	$—
Forfeitures	(14,881,220)	$(1.64)
Outstanding – December 31, 2022	10,124,685	$1.58
Exercisable at December 31, 2021	17,465,405	$1.57
Exercisable at December 31, 2022	6,694,685	$1.51

The weighted average Black-Scholes fair value and exercise price of stock options issued during the year ended December 31, 2021 was $1.05 and $1.72 per share, respectively. The weighted average Black-Scholes fair value and exercise price of stock options issued during the year ended December 31, 2022 was $1.05 and $1.70 per share, respectively.

Warrants

The following table summarizes the status of the Company’s common stock warrants as of December 31, 2022 and changes during the period then ended:

Common Stock Warrants	Number of Underlying Shares	Weighted Average Exercise Price per Share
Outstanding – December 31, 2020	1,533,780	$0.90
Granted	37,910	$1.50
Granted	627,264	$1.50
Cancelled	(491,391)	$1.50
Expired	(100,000)	$1.00
Outstanding – December 31, 2021	1,607,563	$0.97
Granted	6,357,474	$0.01
Granted	150,000	$1.92
Granted	15,111	$1.50
Outstanding – December 31, 2022	8,130,148	$0.24

During the year ended December 31, 2021, the Company issued a service provider warrants for 37,910 shares of common stock at an exercise price of $1.50 per share. During the year ended December 31, 2022, the Company issued additional warrants for 15,111 shares of common stock to the same service provider at an exercise price of $1.50 per share. The warrants were issued to the service provider in conjunction with a previous Reg A crowdfunding campaign in which warrants originally issued increase by 25% every six months until the Company

XTI AIRCRAFT COMPANY
Notes to Financial Statements

Note 5 — Stockholders’ Equity (cont.)

has a liquidity event, as defined in the warrant agreement. The Company considered accounting guidance and determined that the warrants are liability classified. The warrant liability will be re-measured at fair value each reporting period.

On April 1, 2021 and in conjunction with the Convertible Note 2017[f] (Note 4), the Company cancelled 491,391 warrants previously issued with an exercise price of $1.50 and issued 627,264 new warrants with an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the net grant-date fair value of the warrants was $634,415, which has been recorded as a debt discount and additional paid-in-capital. The debt discounts are being accreted to interest expense through the maturity date of December 31, 2023.

On February 2, 2022, the Company executed a conditional purchase order with a regional airline customer to deliver 100 TriFan aircraft. In conjunction with this purchase order, the Company issued a warrant for the purchase of a total of 6,357,474 shares of common stock at an exercise price of $0.01. The warrant vests as follows:

•        One third (1/3rd) of the warrants vested on February 2, 2022 upon execution of the purchase order agreement;

•        One third (1/3rd) of the warrants will vest: (i) in the event that the Company is acquired by a special purpose acquisition corporation (SPAC) and the customer, in its sole discretion, invests a minimum of $10 million in any private investment in public entity (PIPE) consummated in connection with such SPAC transaction, or (ii) upon the occurrence of any other Liquidation Event (as defined in the agreement) resulting in change control of the Company; and

•        One third (1/3rd) of the warrants will vest upon acceptance of delivery and final purchase by the customer of the first TriFan aircraft.

As of December 31, 2022, warrants to purchase one-third or 2,119,137 shares were vested. The other two vesting milestones noted above have not yet been achieved. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the warrants was $11,067,091, which the vested portion of $3,652,140 has been recorded as general and administrative expense and additional paid-in-capital for the year ended December 31, 2022.

On October 21, 2022 and in conjunction with the Convertible Note 2022[h] (Note 4), the Company issued 150,000 warrants with an exercise price of $1.92. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the net grant-date fair value of the warrants was $152,415, which has been recorded as a debt discount and additional paid-in-capital. The debt discounts are being accreted to interest expense through the note maturity date of October 21, 2025.

Warrants granted during 2022 and 2021 were valued using the following Black-Scholes pricing model inputs:

	2022	2021
Risk Free Interest Rate	1.60% – 4.16%	0.92% – 1.26%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	74.00% – 74.10%	74.00% – 86.50%
Expected Life (years)	5.0	5.0
Fair Value per Warrant	$1.02 – $1.74	$1.01 – $1.10

XTI AIRCRAFT COMPANY
Notes to Financial Statements

Note 6 — Related Party Transactions

See Note 4 for disclosure of related party promissory notes and convertible notes.

The Company’s founder and majority stockholder provides legal and strategic consulting services for the Company. During the years ended December 31, 2022 and 2021, the Company paid its founder compensation of $100,000 and $56,000, respectively. As of December 31, 2022 and 2021, the Company accrued payable amounts for the founder’s consulting services of $260,000 and $240,000, respectively.

During the years ended December 31, 2022 and 2021, the Company paid its Chief Operating Advisor (COA) consultant, who is also a board member and stockholder, compensation of $30,000 and $101,000, respectively. As of December 31, 2022 and 2021, the Company owed its COA payable amounts of $60,000 and $0, respectively.

The Company’s Chief Technical Advisor (CTA) consultant is also a stock options holder. The Company paid its CTA compensation of $100,000 and $175,000 during the years ended December 31, 2022 and 2021, respectively. The Company owed its CTA payables of $30,000 and $10,000 as of December 31, 2022 and 2021, respectively.

Note 7 — Fair Value Measurements

Financial assets and liabilities and nonfinancial assets and liabilities are measured at fair value on a recurring (annual) basis under a framework of a fair value hierarchy which prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to quoted prices (unadjusted) in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Level 1:    Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2:    Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3:    Unobservable inputs due to the fact that there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

The following table summarizes the Company’s financial assets and liabilities measured on a recurring basis at fair value as of December 31, 2022 by respective level of the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
As of December 31, 2022:
Liabilities:
Xeriant obligation	—	$5,386,751	—	$5,386,751
Warrant liability	—	333,344	—	333,344
Convertible Note 2022 [h] – embedded derivative	—	150,000	—	150,000
	$—	$5,870,095	$—	$5,870,095
As of December 31, 2021:
Liabilities:
Xeriant obligation	—	$5,717,252	—	$5,717,252
Warrant liability	—	$345,292	—	$345,292
	$—	$6,062,544	$—	$6,062,544

XTI AIRCRAFT COMPANY
Notes to Financial Statements

Note 7 — Fair Value Measurements (cont.)

There were no financial assets and liabilities measured on a non-recurring basis as of December 31, 2022 or December 31, 2021.

The warrants were valued at the time of grant using the Black-Scholes model. Key assumptions include a 5-year term, volatility between 74.00% and 74.10%, and no expected dividends.

The Xeriant obligation was valued at the Company’s share price of $1.67 (based on an independent valuation) as of December 31, 2022.

Note 8 — Commitments and Contingencies

Contingencies

The Company is subject to claims and assessments from time to time in the ordinary course of business. Accruals for litigation and contingencies are reflected in the consolidated financial statements based on management’s assessment, including the advice of legal counsel, of the expected outcome of litigation or other dispute resolution proceedings and/or the expected resolution of contingencies. Liabilities for estimated losses are accrued if the potential losses from any claims or legal proceedings are considered probable and the amounts can be reasonably estimated. Significant judgment is required in both the determination of probability of loss and the determination as to whether the amount can be reasonably estimated. Accruals are based only on information available at the time of the assessment due to the uncertain nature of such matters. As additional information becomes available, management reassesses potential liabilities related to pending claims and litigation and may revise its previous estimates, which could materially affect the Company’s consolidated results of operations in a given period. As of December 31, 2022, and 2021, the Company was not involved in any material legal proceedings.

On June 5, 2023 the Company received a demand letter (the “Demand Letter”) from Xeriant Inc. claiming that the Company breached its obligations under a letter dated May 17, 2022 (the “May 17 letter”) arising from Xeriant’s introducing the Company to a Nasdaq-listed company (the “Acquirer”) as a potential acquirer of the Company. The Company believes it has no obligation to Xeriant under the May 17, 2022 letter and intends to vigorously defend any litigation if filed.

Chairman Consulting Agreement

The Company has a commitment to pay its Chairman and majority shareholder, per a 2021 payable agreement, a deferred compensation amount of $200,000, earned under a 2015 consulting arrangement, upon the Company securing $50 million in total debt and equity fundraising. The Company has accrued the full $200,000 amount as of December 31, 2022, which is included in Related Party Payables within the accompanying balance sheets.

CFO Consulting Agreement

On July 1, 2022, the Company entered into a consulting agreement with an individual to serve as the Company’s CFO. In connection with the agreement as amended effective January 1, 2023, the CFO consultant may be entitled to a performance bonus of $400,000 upon successful delivery of services as outlined in the agreement. The Company has not accrued any cash bonus amounts in its accompanying financial statements as of December 31, 2022 since no portion of the cash bonus was deemed to be earned.

XTI AIRCRAFT COMPANY
Notes to Financial Statements

Note 8 — Commitments and Contingencies (cont.)

Financial Advisory Agreements

On June 7, 2022, we entered into an Advisory Agreement with an investment banking firm to assist us with fundraising activities. In connection with the agreement, XTI has the following commitments:

•        M&A fee, if a business combination including a de-SPACing transaction with a SPAC is consummated, equal to the greater of $1,000,000 (minimum fee) and the sum of the following amounts (i) 4% of the first $100 million of the aggregate value (as defined in the agreement) of the business combination, (ii) 3% of any amount of the aggregate value between $100 million and $200 million, (iii) 2% of any amount of the aggregate value between $200 million and $300 million, and (iv) 1% of any amount of the aggregate value exceeding $300 million.

•        Financing fee between 3% and 6% of the aggregate amount of proceeds received by the Company for financing transactions.

Note 9 — Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

There are no significant matters determined to be unrecognized tax benefits taken or expected to be taken in a tax return, in accordance with ASC 740 “Income Taxes”, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements and have been recorded on the Company’s financial statements for the years ended December 31, 2022 and 2021. The Company does not anticipate a material change to unrecognized tax benefits in the next twelve months.

The income tax provision from operations consists of the following:

	December 31,
	2022	2021
Current
Federal	$—	$—
State	—	—
	$—	$—
Deferred
Federal	$(96,604)	$(3,874,334)
State	(16,837)	(675,241)
Valuation allowance	113,441	4,549,575
	$—	$—

A reconciliation between the expected federal income tax rate and the actual tax rate is as follows:

	December 31,
	2022	2021
Computed income taxes at 21% and 21%	$(20,617)	$(3,874,334)

Increase in income taxes resulting from:
State and local income taxes, net of federal impact	(3,593)	(675,241)
Change in valuation allowance	113,441	4,549,575
Change in tax rate	—	—
Non-deductibles and other	(89,231)	—
Provision for income taxes	—	—

XTI AIRCRAFT COMPANY
Notes to Financial Statements

Note 9 — Income Taxes (cont.)

A summary of deferred tax assets and liabilities are as follows:

	December 31,
	2022	2021
Deferred tax assets
Accruals and reserves	$2,093,213	$827,369
Capitalized R&D	657,802	—
Stock compensation	2,049,060	4,492,096
Net operating loss carryforwards	2,905,104	2,272,273
Total deferred tax assets	7,705,179	7,591,738
Valuation allowance	(7,705,179)	(7,591,738)
Net deferred tax assets	—	—

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty of the business in which the Company operates, projections of future profitability are difficult and past operating results are not necessarily indicative of future profitability. Management does not believe it is more likely than not that the deferred income tax assets will be realized; accordingly, a full valuation allowance has been established on net deferred income tax assets.

As of December 31, 2022, the Company has federal net operating loss carryforwards (“NOLs”) of approximately $11,780,633, of which $1,420,065 will begin to expire in 2036 and the remainder do not expire. As of December 31, 2021, the Company has federal NOLs of approximately $9,576,255, of which $1,420,065 will begin to expire in 2036 and the remainder do not expire.

As of December 31, 2021, the Company had a federal R&D tax credit for qualified development expenses of $170,207, which is classified as a Tax Receivable on the balance sheet. The Company was eligible under IRS guidelines to apply the credit against federal payroll taxes starting with the first quarter of 2022. As of December 31, 2022, the tax receivable balance was $126,949.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Note 10 — Subsequent Events

On January 5, 2023, the Company entered into a promissory note agreement with its Chairman and majority shareholder. The note has a principal amount of $125,000 and accrues interest at a rate of 5% per annum. The note matures at the earlier of (i) thirty (30) days after the closing of a business combination, or (ii) January 5, 2024.

On January 30, 2023, the Company entered into a new convertible note agreement with an existing convertible note and stock option holder. The note has a principal amount of $300,000 and accrues interest at a rate of 10.0% per annum. In conjunction with the convertible note, the Company issued warrants for the purchase of a total of 39,063 shares of common stock at an exercise price of $1.92. The warrants are exercisable upon the date of grant through the contractual term of 5 years.

XTI AIRCRAFT COMPANY
Notes to Financial Statements

Note 10 — Subsequent Events (cont.)

The note matures on October 21, 2025. The holder of the note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.25 per share. However, the share conversion may occur prior to October 21, 2025 at the option of the holder, or automatically converted by the Company upon the occurrence of any of the following:

•        Qualified Financing involving the sale of equity capital of the Company resulting in gross proceeds to the Company of at least $10 million, at which time the principal of the note and any accrued interest would convert into common shares at a conversion price equal to 75% of the cash price per share paid by purchasers participating in the Qualified Financing.

•        Qualified Business Combination involving a merger, share exchange, or reorganization not involving a change of control, at which time the principal of the note and any accrued interest would convert into common shares at a conversion price equal to the lower of (a) $1.25 or (b) 75% of the per share value imputed to the common stock in the Qualified Business Combination.

•        Change of Control — a sale, conveyance, or other disposition of all or substantially all of the Company’s assets or a merger of the Company with or into, or consolidation with, any other entity, as a result of which less than 50% of the voting power of the surviving entity is held by persons that are stockholders of the Company, at which time the principal of the note and any accrued interest would convert into common shares at a conversion price equal to 75% of the cash price per share imputed to the common stock in the Change of Control.

On March 10, 2023, the Company entered into a promissory note agreement with a Nasdaq listed company. The note has a principal amount of $300,000 and accrues interest at a rate of 10% per annum. The note matures on December 31, 2023. On June 13, 2023, the Company entered into another promissory note agreement with the same Nasdaq listed company. The note has a principal amount of $150,000 and accrues interest at a rate of 10% per annum. The note also matures on December 31, 2023.

On May 9, 2023, the Company entered into a replacement convertible note with an existing convertible noteholder upon receiving an additional $450,000 in financing. Refer to Note 4 - Convertible Note–2017 [f].

On May 9, 2023, the Company issued and sold 144,000 shares of common stock to a non-executive officer and his family member at $1.25 per share for gross proceeds of $180,000. In conjunction with this transaction, the Company issued warrants to purchase 90,000 shares of common stock at a $1.50 exercise price with a maturity date of May 9, 2028. The warrants may be exercised at the option of the holders anytime from the issuance date through the maturity date.

There were no additional subsequent events that required recognition or disclosure in the financial statements.

XTI AIRCRAFT COMPANY
Balance Sheets

	June 30, 2023	December 31, 2022
	(Unaudited)
Assets
Current assets:
Cash	$36,932	$114,762
Tax receivable	12,734	126,949
Prepaid expenses and other current assets	11,723	40,554
Total current assets	61,389	282,265

Property and equipment, net	14,328	19,593
Patent, net	258,617	271,916
Trademarks	7,518	7,518
Total assets	$341,852	$581,292

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,939,702	$1,227,588
Related party payables	425,000	350,000
Accrued and other current liabilities	988,128	773,572
Accrued interest	733,273	767,196
Customer deposits	1,349,945	1,349,945
Convertible and promissory notes – related party, net of unamortized discounts of $16,644 and $40,938 as of June 30, 2023 and December 31, 2022, respectively	1,759,664	1,620,370
Promissory notes – 2023	450,000	—
Warrant liability	459,717	333,344
JV obligation (Note 3)	5,582,806	5,386,751
Total current liabilities	13,688,235	11,808,766

SBA loan	65,000	64,683
Convertible and promissory notes – related party, net of unamortized discounts and loan costs of $1,595,573 and $823,929 as of June 30, 2023 and December 31, 2022, respectively	4,016,345	3,680,600
Total liabilities	17,769,580	15,554,049

Commitments and contingencies

Stockholders’ deficit:
Common stock, $0.001 par value, 100,000,000 shares authorized as of June 30, 2023 and December 31, 2022, 34,788,024 and 34,644,024 shares issued and outstanding, respectively	34,788	34,644
Additional paid-in capital	21,587,883	17,839,028
Accumulated deficit	(39,050,399)	(32,846,429)
Total stockholders’ deficit	(17,427,728)	(14,972,757)
Total liabilities and stockholders’ deficit	$341,852	$581,292

The accompanying notes are an integral part of these financial statements.

XTI AIRCRAFT COMPANY
Statements of Operations

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Operating expenses:
Research and development	$412,562	$761,635	$847,912	$1,789,893
Selling and marketing	152,155	109,247	287,006	278,766
General and administrative	3,475,469	831,908	4,199,586	6,716,605
Total operating expenses	4,040,186	1,702,790	5,334,504	8,785,264

Operating loss	(4,040,186)	(1,702,790)	(5,334,504)	(8,785,264)

Other expense:
Interest expense	(134,452)	(92,326)	(251,636)	(180,398)
Interest expense – discount accretion	(135,906)	(101,322)	(251,424)	(202,644)
Loan cost amortization	(21,989)	(21,989)	(43,978)	(43,978)
Change in value of warrant liability	(126,373)	(8,236)	(126,373)	(8,236)
Change in value of JV obligation (Note 3)	(169,663)	—	(196,055)	(1,066,999)
Total other expense	(588,383)	(223,873)	(869,466)	(1,502,255)

Net loss	$(4,628,569)	$(1,926,663)	$(6,203,970)	$(10,287,519)

Net loss per share, basic and diluted	$(0.13)	$(0.06)	$(0.18)	$(0.29)

Weighted average common shares outstanding, basic and diluted	34,716,024	34,644,024	34,692,024	34,965,635

The accompanying notes are an integral part of these financial statements.

XTI AIRCRAFT COMPANY
Statements of Changes in Stockholders’ Deficit
(Unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit
	Shares	Amount			Total
Balance at December 31, 2022	34,644,024	$34,644	$17,839,028	$(32,846,429)	$(14,972,757)
Stock-based compensation – options			$140,693		$140,693
Issuance of warrants with convertible note			$39,258		$39,258
Net loss				$(1,575,401)	$(1,575,401)
Balance at March 31, 2023	34,644,024	$34,644	$18,018,979	$(34,421,830)	$(16,368,207)
Issuance of common stock	144,000	144	$179,856		$180,000
Stock-based compensation – options			$2,363,011		$2,363,011
Stock-based compensation – warrants			$97,542		$97,542
Net issuance of warrants with convertible notes			$928,495		$928,495
Net loss				$(4,628,569)	$(4,628,569)
Balance at June 30, 2023	34,788,024	$34,788	$21,587,883	$(39,050,399)	$(17,427,728)

Balance at December 31, 2021	35,602,391	$35,602	$23,870,771	$(32,419,712)	$(8,513,339)
Issuance of common stock	28,700	$29	$50,196		$50,225
Issuance of common stock as previously accrued compensation	12,933	$13	$19,383		$19,396
Stock-based compensation – options			$1,746,756		$1,746,756
Stock-based compensation – warrants			$3,652,140		$3,652,140
Forfeiture of common stock	(1,000,000)	$(1,000)	$1,000		$—
Net loss				$(8,360,856)	$(8,360,856)
Balance at March 31, 2022	34,644,024	$34,644	$29,340,246	$(40,780,568)	$(11,405,678)
Stock-based compensation – options			$115,798		$115,798
Net loss				$(1,926,663)	$(1,926,663)
Balance at June 30, 2022	34,644,024	$34,644	$29,456,044	$(42,707,231)	$(13,216,543)

The accompanying notes are an integral part of these financial statements.

XTI AIRCRAFT COMPANY
Statements of Cash Flows

	For the Six Months Ended June 30,
	2023	2022
	(Unaudited)
Cash flows from operating activities
Net loss	$(6,203,970)	$(10,287,519)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	5,265	5,244
Amortization of intangible assets	13,298	13,220
Amortization of loan costs	43,978	43,978
Accretion of debt discount to interest expense	251,424	202,644
Warrant compensation expense	97,542	3,652,140
Stock compensation expense	2,503,704	1,862,554
Change in value of warrant liability	126,373	8,236
Change in value of JV obligation	196,055	1,066,999
Changes in operating assets and liabilities:
Receivables, prepaids, and other current assets	143,047	38,264
Accounts payable	712,113	341,458
Related party payables	75,000	(605,000)
Accrued and other current liabilities	214,557	79,177
Customer deposits	—	250,000
Accrued interest	248,784	180,398
	1,393,501	284,297
Net cash used in operating activities	(1,572,830)	(3,148,207)

Cash flows from investing activities
Patent	—	(2,866)
Net cash used in investing activities	—	(2,866)

Cash flows from financing activities
Borrowings from convertible notes	750,000	—
Borrowings from promissory notes	575,000	—
Payments on promissory notes	(10,000)	(20,000)
Proceeds from common stock issuances	180,000	50,225
Net cash provided by financing activities	1,495,000	30,225

Net increase (decrease) in cash	(77,830)	(3,120,848)

Cash – beginning of period	114,762	4,316,396

Cash – end of period	$36,932	$1,195,548

Supplemental Disclosure of Non-Cash Financing Activities:
Net warrants issued with convertible notes	$967,753	$—
Warrants issued with common stock	$97,542	$—

Cash paid for interest was $3,170 and $0 during the six months ended June 30, 2023 and 2022, respectively.

The accompanying notes are an integral part of these financial statements.

XTI AIRCRAFT COMPANY
Notes to Financial Statements
(Unaudited)

Note 1 — Description of Business and Significant Accounting Policies

XTI Aircraft Company (the “Company,” “XTI,” “we,” or “us”) is a privately owned development-stage aircraft manufacturer incorporated in Delaware in 2009 to develop a vertical takeoff and landing (VTOL) aircraft that takes off and lands like a helicopter and cruises like a fixed-wing business aircraft. XTI is creating a revolutionary solution for the aviation industry. Once developed, this VTOL airplane, the TriFan 600 will offer point-to-point travel to reduce total travel time by decreasing time spent driving to and from an airport.

Since inception, the Company has been engaged primarily in developing the design and engineering concepts for the TriFan 600 and seeking funds from investors to fund that development.

Going Concern and Management’s Plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business.

As part of issuing its financial statements, the Company evaluated whether there were any conditions and events that raise substantial doubt about the company’s ability to continue as a going concern over the next twelve months. Since inception, The Company has incurred significant operating losses, have an accumulated deficit of $39,050,399 as of June 30, 2023, and have negative operating cash flows. The Company expects that operating losses and negative cash flows will continue and may increase because of additional costs and expenses related to the development of the TriFan 600 aircraft and the development of market and strategic relationships with other companies. Anticipated increases in costs and expenses will be incurred only as additional capital is secured. The Company’s continued solvency is dependent upon our ability to obtain substantial additional working capital to complete its aircraft development and to successfully market and achieve commerciality of its aircraft.

In addition to the cash that will be assumed from a pending Business Combination (see Note 10), the Company received $930,000 in financing from private investors, $125,000 from a promissory note issued to the Company’s Chairman and majority shareholder, and $525,000 from promissory notes issued to Inpixon, Inc during the six months ended June 30, 2023. However, the Company will need additional advances of approximately $1,775,000 from Inpixon Inc. to fund its working capital needs through the anticipated closing date of the Business Combination. The timely realization of the Business Combination is imperative for XTI’s ability to complete the next major development milestone (Critical Design Review) by mid-2025.

The Company intends to fund future operations through private or public equity or debt offerings and may seek additional capital through arrangements with strategic partners or from other sources. There can be no assurances, however, that additional funding will be available on terms acceptable to the Company, or at all. These conditions, among other factors, raise substantial doubt about the Company’s ability to continue as a going concern.

Cash

The Company holds cash in a checking account. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it holds cash.

Intangible Assets

Intangible assets are recorded at historical cost. These assets are related to legal costs incurred in pursuing patents and trademarks to protect the Company’s intellectual property. If the Company determines it will abandon these efforts, or if the United States Patent and Trademark Office indicates the patents or trademarks will not be accepted, all capitalized cost would be expensed immediately. The Company amortizes patents over a 15-year life once awarded.

XTI AIRCRAFT COMPANY
Notes to Financial Statements
(Unaudited)

Note 1 — Description of Business and Significant Accounting Policies (cont.)

As of June 30, 2023 and December 31, 2022, costs totaling $406,468 and $406,468 associated with patents and trademarks had been recorded, respectively. As of June 30, 2023 and December 31, 2022, accumulated amortization was $140,333 and $127,034, respectively. Amortization expense of $13,298 and $13,220 has been recorded for the six months ended June 30, 2023 and 2022, respectively, which is included in general and administrative expenses.

Research and Development

Research and development costs of the Company are expensed as incurred. These costs relate to the design and creation of the TriFan 600 and include personnel expenses, costs of consulting, and computer expenses and software costs. For the six months ended June 30, 2023 and 2022, the Company incurred research and development cost expenses of $847,912 and $1,789,893, respectively.

Selling and Marketing

The cost of selling and marketing is expensed as incurred. For the six months ended June 30, 2023 and 2022, the Company incurred selling and marketing expenses of $287,006 and $278,766, respectively. As of June 30, 2023 and December 31, 2022, the Company had no accrued advertising expense recorded as liabilities in the accompanying balance sheets.

General and Administrative

General and administrative expenses consist of personnel expenses, including salaries, benefits, and stock-based compensation, related to executive management, finance, engineering, and selling and marketing functions. Other costs include contractor and professional services fees, audit and compliance expenses, insurance costs and general corporate expenses, including depreciation, rent, information technology costs and utilities.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Long-Lived Assets

Long-lived assets principally include intangible assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

An impairment is measured by comparing expected future cash flows (undiscounted and before interest) to the carrying value of the assets. If impairment exists, the amount of impairment is measured as the difference between the net book value of the assets and their estimated fair value. The Company believes that no impairment of any long-lived assets existed as of June 30, 2023.

Leases

Leases are evaluated and recorded as capital leases if one of the following is true at inception: (a) the present value of minimum lease payments meets or exceeds 90% of the fair value of the asset, (b) the lease term is greater than or equal to 75% of the economic life of the asset, (c) the lease arrangement contains a bargain purchase option, or (d) title to the property transfers to the Company at the end of the lease. The Company held no capital leases as of June 30, 2023 or as of December 31, 2022.

XTI AIRCRAFT COMPANY
Notes to Financial Statements
(Unaudited)

Note 1 — Description of Business and Significant Accounting Policies (cont.)

Rent expense under the corporate office operating lease, which is month-to-month, totaled $2,521 and $1,791 for the six months ended June 30, 2023 and 2022, respectively. Office rent expense is included in general and administrative expenses.

The Company also has an operating lease for software, which is for a 12-month term expiring on December 10, 2022. Under this software lease, the Company recognized expense of $32,932 and $61,470 for the six months ended June 30, 2023 and 2022, respectively, which is included in research and development expenses.

In December 2022, the Company entered into a new replacement software lease with the same leasing company for another 12-month term with monthly lease payments of $8,233 commencing in March 2023. The Company will make a total of approximately $74,100 in lease payments in 2023 relating to the replacement software lease.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

When the Company has determined the embedded conversion options should be bifurcated from their host instruments, the Company records a free-standing derivative asset or liability measured at fair value at issuance. Subsequent to initial measurement, the Company will re-measure the derivative asset or liability at fair value at each reporting date with changes in the fair value recognized in earnings.

Convertible Warrant Liabilities and Common Stock Warrants

Freestanding warrants to purchase shares of the Company’s common stock are classified as liabilities on the balance sheets at their estimated fair value when the warrant holder has the option to elect to receive cash value for the warrants and, therefore, may obligate the Company to transfer assets at some point in the future. Such common stock warrants are recorded at fair value upon issuance and are subject to remeasurement to their respective estimated fair values. At the end of each reporting period, changes in the estimated fair value of such common stock warrants are recorded in the statements of operations. The Company will continue to adjust the liability associated with the liability classified common stock warrants for changes in the estimated fair value until the earlier of the exercise or expiration of the common stock warrants.

The Company issued common stock warrants in connection with the execution of certain equity and debt financings during the six months ended June 30, 2023 and during the year ended December 31, 2022. The Company also issued a common stock warrant in exchange for a conditional aircraft purchase order by a regional airline during the year ended December 31, 2022. These common stock warrants were accounted for at fair value at the date of issuance in additional paid-in capital. The fair value of these common stock warrants was determined using the Black-Scholes option-pricing model (see Note 5).

XTI AIRCRAFT COMPANY
Notes to Financial Statements
(Unaudited)

Note 1 — Description of Business and Significant Accounting Policies (cont.)

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock or stock award on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The Company recorded stock-based compensation expense of $2,503,704 and $1,862,554 for the six months ended June 30, 2023 and 2022, respectively, which is included in general and administrative expenses.

Customer Deposits

The Company periodically enters into aircraft reservation agreements that include a deposit placed by a potential customer. The deposits serve to prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their deposit any time up until the execution of a purchase agreement. The Company records such advance deposits as a liability and defers the related revenue recognition until delivery of an aircraft occurs, if any.

Income Taxes

The Company converted from an S corporation for tax purposes to a C corporation effective September 26, 2016. The Company follows guidance for income taxes and uncertain tax positions. Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. Tax positions meeting the more-likely-than-not recognition threshold are measured in accordance with accounting guidance. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. No provision for income taxes was provided for the period from January 1, 2015 through September 25, 2016, as the stockholders of the Company were taxed on their proportionate share of the Company’s income.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. However, no interest or penalties have been assessed as of June 30, 2023.

XTI AIRCRAFT COMPANY
Notes to Financial Statements
(Unaudited)

Note 1 — Description of Business and Significant Accounting Policies (cont.)

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As the Company is in a net loss position for the six months ended June 30, 2023 and 2022, all dilutive items are antidilutive and therefore basic net loss per share equals diluted net loss per share. Potentially dilutive items outstanding as of June 30, 2023 include stock options (Note 5), warrants (Note 5), and convertible notes (Note 4).

New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB issued ASU No. 2016-02, Leases (Topic 842). In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, which provides clarification to ASU No. 2016-02. These ASUs require an entity to recognize a lease liability and a ROU asset in the balance sheets for leases with lease terms of more than 12 months. Lessor accounting is largely unchanged, while lessees will no longer be provided with a source of off-balance-sheet financing. This guidance is effective for fiscal years beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. As of June 30, 2023, the Company did not have any operating or financing leases with a lease term of more than 12 months.

On August 5, 2020, the FASB issued Accounting Standards Update 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). The ASU simplifies accounting for convertible instruments by removing the Cash Conversion Feature (CCF) and Beneficial Conversion Feature (BCF) separation models required under current U.S. Generally Accepted Accounting Principles (GAAP). The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years.

The Company elected to early adopt ASU 2020-06 and therefore applied the guidance to convertible debt instruments outstanding in which a BCF was previously recognized. The Company elected the modified retrospective method of adoption which resulted in a $1,114,771 adjustment to the opening balance of retained earnings and APIC as of January 1, 2021.

Note 2 — Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	June 30, 2023	December 31, 2022
Prepaid software	$6,859	$19,917
Prepaid insurance	1,864	17,637
Deposits	3,000	3,000
	$11,723	$40,554

XTI AIRCRAFT COMPANY
Notes to Financial Statements
(Unaudited)

Note 2 — Balance Sheet Components (cont.)

Property and Equipment, Net

Property and equipment consisted of $35,292 and $35,292 of computer equipment purchases as of June 30, 2023 and December 31, 2022, respectively. Accumulated depreciation was $20,964 and $15,699 as of June 30, 2023 and December 31, 2022, respectively. Depreciation expense for the six months ended June 30, 2023 and 2022 was $5,265 and $5,244, respectively, and is included in general and administrative expenses.

Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following:

	June 30, 2023	December 31, 2022
Accrued bonuses	$305,350	$305,350
Accrued compensation and benefits	631,188	443,749
Accrued payroll taxes	27,560	443
Accrued unbilled professional fees	24,030	24,030
	$988,128	$773,572

Note 3 — Joint Venture

Effective May 31, 2021, the Company and Xeriant Inc. entered into a Joint Venture Agreement (“Agreement”) and other ancillary agreements under which Xeriant agreed to provide $10 million of funding to the Joint Venture (the “Intended Contribution”) to enable XTI to complete the preliminary design review of XTI’s TriFan 600 aircraft. Xeriant provided a total of approximately $5.4 million of funding under the Agreement and ceased providing funding in December 2021. The Agreement and the ancillary agreements expired by their terms on May 31, 2023. Although Xeriant did not make the full Intended Contribution, it is entitled to receive a pro rata portion of the agreed 10% of XTI common stock it would have received in exchange for its joint venture interest had it made the full Intended Contribution.

In satisfaction of its obligations the Company will issue 5.4% of its fully-diluted shares to Xeriant in exchange for Xeriant’s interest in the joint venture.

The Company considered ASC 480-10, Distinguishing Liabilities from Equity, and determined the financing arrangement with Xeriant through the Joint Venture is liability classified since the obligation must be settle by issuing a variable number of the Company’s equity shares. Furthermore, the Company considered ASC 815, Derivatives and Hedging, and determined the obligation (referred to as the “JV obligation” within the accompanying financial statements) should be recorded at fair value and marked to market periodically. Accordingly, the Company recorded a $196,055 fair value adjustment (resulting in an income loss) to the JV obligation for the six months ended June 30, 2023. The Company recorded a fair value adjustment (resulting in an income loss) to the obligation of $1,066,999 for the six months ended June 30, 2022. As of June 30, 2023, the JV obligation balance was $5,582,806 and is included in Current Liabilities within the accompanying balance sheets.

XTI AIRCRAFT COMPANY
Notes to Financial Statements
(Unaudited)

Note 4 — Convertible and Promissory Notes

The following table summarizes the status of the Company’s related party convertible and promissory notes as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Current:
Convertible Note – 2021 [a]	$1,007,323	$1,007,323
Convertible Note – 2017 [b]	30,000	30,000
Promissory Note – 2019 [c]	3,985	13,985
Convertible Note – 2018 [d]	550,000	550,000
Convertible Note – 2019 [e]	60,000	60,000
Promissory Note – 2023 [f]	125,000	—
Unamortized Discounts	(16,644)	(40,938)
Current convertible and promissory notes – related party	$1,759,664	$1,620,370

Long-term:
Convertible Note – 2017 [g]	1,986,918	1,254,529
Convertible Note – 2021 [h]	2,500,000	2,500,000
Convertible Note – 2022 [i]	600,000	600,000
Convertible Note – 2022 [i] – embedded redemption feature	150,000	150,000
Convertible Note – 2023 [j]	300,000	—
Convertible Note – 2023 [j] – embedded redemption feature	75,000	—
Unamortized Discounts	(1,516,839)	(701,217)
Unamortized Loan Costs	(78,734)	(122,712)
Long-term convertible and promissory notes – related party	$4,016,345	$3,680,600

Convertible Note – 2021 [a]

On December 31, 2021, the Company and its Chairman and majority stockholder agreed to combine existing notes and a revolver into a new convertible note. The new convertible note has a principal amount of $1,007,323 and accrues interest at a rate of 4% compounded annually, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

•        $250,000 matures once the Company receives at least $20.0 million in total from investors;

•        $250,000 matures once the Company receives at least $25.0 million in total from investors;

•        $250,000 matures once the Company receives at least $30.0 million in total from investors; and

•        $257,323 matures once the Company receives at least $35.0 million in total from investors.

The noteholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The noteholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company (at a conversion price of $1.00 per share) at anytime on or before the fourth maturity date.

Interest expense on this obligation for the six months ended June 30, 2023 and 2022 was $20,952 and $20,146, respectively. As of June 30, 2023 and December 31, 2022, the accrued interest payable on this obligation was $61,245 and $40,293, respectively.

XTI AIRCRAFT COMPANY
Notes to Financial Statements
(Unaudited)

Note 4 — Convertible and Promissory Notes (cont.)

Convertible Note – 2017 [b]

During 2017, the Company entered into a convertible note with a stockholder who is now an employee of the Company. The note has a principal amount of $30,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date, interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum.

The noteholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before the maturity date of November 30, 2023.

Interest expense on this obligation for the six months ended June 30, 2023 and 2022 was $2,026 and $1,842, respectively. As of June 30, 2023 and December 31, 2022, accrued interest payable on this obligation was $13,226 and $11,200, respectively

Promissory Note – 2019 [c]

During 2019, the Company converted outstanding payable balances owed to a consultant and stockholder of the Company into a promissory note. The note has a principal amount of $85,984 and accrues interest at a rate of 5.0% per annum. The principal balance outstanding as of June 30, 2023 and December 31, 2022 was $3,985 and $13,985, respectively.

Interest expense on this obligation for the six months ended June 30, 2023 and 2022 was $100 and $747, respectively. As of June 30, 2023 and December 31, 2022, accrued interest payable on this obligation was $11,902 and $11,802, respectively.

The Company repaid the outstanding principal and accrued interest balances in full in August 2023.

Convertible Note – 2018 [d]

During 2018, the Company entered into a convertible note with a consultant and warrant holder of the Company. The note has a principal amount of $550,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum.

In conjunction with this convertible note, the Company issued warrants for the purchase of a total of 100,000 shares of common stock at an exercise price of $1.00 and 100,000 shares of common stock at an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 10 years.

This convertible note is presented on the balance sheet net of unamortized discounts of $14,412 related to the warrants issued for a net carrying balance of $535,588 as of June 30, 2023.

The noteholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on the earlier of [i] 60 days after the Company flies its first prototype of the TriFan 600 or [ii] November 1, 2023. The share conversion may occur at any time on or before November 1, 2023.

Interest expense on this obligation for the six months ended June 30, 2023 and 2022 was $40,263 and $36,603, respectively. As of June 30, 2023 and December 31, 2022, accrued interest payable on this obligation was $308,939 and $268,676, respectively.

XTI AIRCRAFT COMPANY
Notes to Financial Statements
(Unaudited)

Note 4 — Convertible and Promissory Notes (cont.)

Convertible Note – 2019 [e]

During 2019, the Company entered into a convertible note with a consultant and stockholder of the Company. The note has a principal amount of $60,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum.

This convertible note is presented on the balance sheet net of unamortized discounts of $2,232 related to warrants issued in conjunction with this convertible note, for a net carrying balance of $57,768 as of June 30, 2023.

The noteholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on the earlier of [i] 60 days after the Company flies its first prototype of the TriFan 600 or [ii] November 1, 2023. The share conversion may occur at any time on or before November 1, 2023.

Interest expense on this obligation for the six months ended June 30, 2023 and 2022 was $4,376 and $3,978, respectively. As of June 30, 2023 and December 31, 2022, accrued interest payable on this obligation was $31,890 and $27,514, respectively.

Promissory Note – 2023 [f]

On January 5, 2023, the Company entered into a promissory note agreement with its Chairman and majority shareholder. The note has a principal amount of $125,000 and accrues interest at a rate of 5% per annum. The note matures at the earlier of (i) thirty (30) days after the closing of the Business Combination (see Note 10), or (ii) January 5, 2024

Interest expense on this obligation for the six months ended June 30, 2023 was $3,062. As of June 30, 2023, accrued interest payable on this obligation was $3,062.

Convertible Note – 2017 [g]

During 2017, the Company entered into a convertible note with a stock options holder and former board member of the Company. The note had a principal amount of $715,000 and accrued interest at a rate of 10.0% per annum. On April 1, 2021, the principal and accrued interest on this note (totaling $1,029,539) plus an additional $225,000 of new cash were combined into a new convertible note with a principal balance of $1,254,529. The new note bears interest at a rate of 10.0% per annum. The original convertible note was cancelled as part of this new note.

On May 9, 2023, the principal and accrued interest of the existing convertible note plus an additional $450,000 in cash were combined into a new replacement convertible note (the “Replacement Note”) with a principal amount of $1,986,918. The aforementioned convertible note entered into on April 1, 2021 was cancelled in connection with the issuance of the Replacement Note. The Replacement Note accrues interest at a rate of 10% per annum and matures on December 31, 2026. The noteholder has the right to receive repayment of the principal balance plus accrued interest at any time prior to the maturity date in shares of common stock of the Company at a value of $1.00 per share. If the noteholder has not provided the Company with prior written notice to either convert the note into shares or to demand cash repayment of the note on the maturity date, the remaining principal balance of the note plus accrued interest will automatically convert into shares on the maturity date.

In conjunction with the replacement note, the Company cancelled 627,264 warrants previously issued to the noteholder and issued 993,459 new warrants with an exercise price of $1.50. The new warrants are exercisable upon the date of grant through the expiration date of May 9, 2028.

XTI AIRCRAFT COMPANY
Notes to Financial Statements
(Unaudited)

Note 4 — Convertible and Promissory Notes (cont.)

The replacement note is presented on the balance sheet net of unamortized discounts of $1,027,767 related to warrants issued in conjunction with this convertible note, for a net carrying balance of $959,151 as of June 30, 2023.

Interest expense on this obligation for the six months ended June 30, 2023 and 2022 was $81,745 and $65,863, respectively. As of June 30, 2023 and December 31, 2022, accrued interest payable on this obligation was $28,308 and $228,952, respectively.

Convertible Note – 2021 [h]

During 2021, the Company entered into convertible notes with a syndicate of investors. The notes have a combined principal amount of $2,500,000 and accrue interest at a rate of 4.0% per annum. In conjunction with the convertible notes, the Company issued stock options for the purchase of a total of 525,000 shares of common stock at an exercise price of $1.50. The options are exercisable upon the date of grant through the contractual term of 10 years. The holders of the notes have the right to receive repayment of the note at the earlier of (i) a change of control or (ii) at the note’s maturity date of May 23, 2024 in either cash or in shares of common stock of the Company at a value of $1.00 per share. The share conversion may occur prior to May 23, 2024 either (i) automatically upon the occurrence of the Company raising $10 million in financing, or (ii) at the option of the noteholder upon a change of control.

This convertible note is presented on the balance sheet net of (i) unamortized discounts of $112,786 related to options issued in conjunction with this convertible note, and (ii) unamortized loan costs of $78,734 related to the origination costs of the loan, for a net carrying balance of $2,308,480 as of June 30, 2023.

Interest expense on this obligation for the six months ended June 30, 2023 and 2022 was $50,000 and $50,000, respectively. As of June 30, 2023 and December 31, 2022, the accrued interest payable balance on this obligation was $210,484 and $160,484, respectively.

Convertible Note – 2022 [i]

On October 21, 2022, the Company entered into a convertible note agreement with an existing convertible note and stock option holder. The note has a principal amount of $600,000 and accrues interest at a rate of 10.0% per annum.

In conjunction with the convertible note, the Company issued warrants for the purchase of a total of 150,000 shares of common stock at an exercise price of $1.92. The warrants are exercisable upon the date of grant through the contractual term of 5 years.

The note matures on October 21, 2025. The noteholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.25 per share. However, the share conversion may occur prior to October 21, 2025 at the option of the holder, or automatically converted by the Company upon the occurrence of any of the following:

•        Qualified Financing involving the sale of equity capital of the Company resulting in gross proceeds to the Company of at least $10 million, at which time the principal of the note and any accrued interest would convert into common shares at a conversion price equal to 75% of the cash price per share paid by purchasers participating in the Qualified Financing.

•        Qualified Business Combination involving a merger, share exchange, or reorganization not involving a change of control, at which time the principal of the note and any accrued interest would convert into common shares at a conversion price equal to the lower of (a) $1.25 or (b) 75% of the per share value imputed to the common stock in the Qualified Business Combination.

XTI AIRCRAFT COMPANY
Notes to Financial Statements
(Unaudited)

Note 4 — Convertible and Promissory Notes (cont.)

•        Change of Control — a sale, conveyance, or other disposition of all or substantially all of the Company’s assets or a merger of the Company with or into, or consolidation with, any other entity, as a result of which less than 50% of the voting power of the surviving entity is held by persons that are stockholders of the Company, at which time the principal of the note and any accrued interest would convert into common shares at a conversion price equal to 75% of the cash price per share imputed to the common stock in the Change of Control.

As the number of shares issued at settlement of the convertible note fluctuates based on the fair value of the Company’s equity shares under a Qualified Financing, Qualified Business Combination, or Change in Control scenario, the convertible note is classified as share-settled debt under accounting guidelines. Although the note may be settled in a variable number of shares in the event of a conversion, the predominant or likely event that would cause share settlement would be a Qualified Financing or a Qualified Business Combination, which are within the control of the Company. Therefore, there is not an obligation (either conditionally or unconditionally) to deliver a variable number of shares.

In determining the accounting treatment of the note’s share-settled redemption features, the Company considered ASC 815-15, Derivatives and Hedging — Embedded Derivatives, which provides accounting guidance on when an embedded component should be separated from its host instrument and accounted for separately as a derivative. Based on this guidance, the Company determined the share-settled redemption features are not clearly and closely related to the debt host because the features require settlement at a premium above 10% of par, which is deemed to be substantial, and is a contingently redeemable put feature that accelerates the repayment of principal. As such, the Company determined the redemption features should be bifurcated and accounted for separately as a derivative.

At issuance of the note, the bifurcated embedded derivative was measured at a fair value amount of $150,000 and the remaining issuance proceeds were allocated to the note. Subsequent to the initial measurement, the Company will re-measure the derivative at fair value at each reporting date with changes to the fair value recognized in earnings. There was no adjustment made as of the June 30, 2023 reporting date since there was no change to the fair value of the derivative. Additionally, the Company will accrete the note to its redemption value from the issuance date.

This convertible note is presented on the balance sheet at a principal amount of $600,000, plus the embedded derivative of $150,000, less unamortized discounts of $269,658 related to the embedded redemption feature and the warrants issued in conjunction with this convertible note for a net carrying balance of $480,342 as of June 30, 2023.

Interest expense on this obligation for the six months ended June 30, 2023 and 2022 was $29,753 and $0, respectively. As of June 30, 2023 and December 31, 2022, accrued interest payable on this obligation was $41,589 and $11,836, respectively.

Convertible Note – 2023 [j]

On January 30, 2023, the Company entered into a convertible note agreement with an existing convertible note and stock option holder. The note has a principal amount of $300,000 and accrues interest at a rate of 10.0% per annum.

In conjunction with the convertible note, the Company issued warrants for the purchase of a total of 39,063 shares of common stock at an exercise price of $1.92. The warrants are exercisable upon the date of grant through the contractual term of 5 years.

XTI AIRCRAFT COMPANY
Notes to Financial Statements
(Unaudited)

Note 4 — Convertible and Promissory Notes (cont.)

The note matures on October 21, 2025. The noteholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.25 per share. However, the share conversion may occur prior to October 21, 2025 at the option of the holder, or automatically converted by the Company upon the occurrence of any of the following:

•        Qualified Financing involving the sale of equity capital of the Company resulting in gross proceeds to the Company of at least $10 million, at which time the principal of the note and any accrued interest would convert into common shares at a conversion price equal to 75% of the cash price per share paid by purchasers participating in the Qualified Financing.

•        Qualified Business Combination involving a merger, share exchange, or reorganization not involving a change of control, at which time the principal of the note and any accrued interest would convert into common shares at a conversion price equal to the lower of (a) $1.25 or (b) 75% of the per share value imputed to the common stock in the Qualified Business Combination.

•        Change of Control — a sale, conveyance, or other disposition of all or substantially all of the Company’s assets or a merger of the Company with or into, or consolidation with, any other entity, as a result of which less than 50% of the voting power of the surviving entity is held by persons that are stockholders of the Company, at which time the principal of the note and any accrued interest would convert into common shares at a conversion price equal to 75% of the cash price per share imputed to the common stock in the Change of Control.

As the number of shares issued at settlement of the convertible note fluctuates based on the fair value of the Company’s equity shares under a Qualified Financing, Qualified Business Combination, or Change in Control scenario, the convertible note is classified as share-settled debt under accounting guidelines. Although the note may be settled in a variable number of shares in the event of a conversion, the predominant or likely event that would cause share settlement would be a Qualified Financing or a Qualified Business Combination, which are within the control of the Company. Therefore, there is not an obligation (either conditionally or unconditionally) to deliver a variable number of shares.

In determining the accounting treatment of the note’s share-settled redemption features, the Company considered ASC 815-15, Derivatives and Hedging — Embedded Derivatives, which provides accounting guidance on when an embedded component should be separated from its host instrument and accounted for separately as a derivative. Based on this guidance, the Company determined the share-settled redemption features are not clearly and closely related to the debt host because the features require settlement at a premium above 10% of par, which is deemed to be substantial, and is a contingently redeemable put feature that accelerates the repayment of principal. As such, the Company determined the redemption features should be bifurcated and accounted for separately as a derivative.

At issuance of the note, the bifurcated embedded derivative was measured at a fair value amount of $75,000 and the remaining issuance proceeds were allocated to the note. Subsequent to the initial measurement, the Company will re-measure the derivative at fair value at each reporting date with changes to the fair value recognized in earnings. There was no adjustment made as of the June 30, 2023 reporting date since there was no change to the fair value of the derivative. Additionally, the Company will accrete the note to its redemption value from the issuance date.

This convertible note is presented on the balance sheet at a principal amount of $300,000, plus the embedded derivative of $75,000, less unamortized discounts of $106,628 related to the embedded redemption feature and the warrants issued in conjunction with this convertible note for a net carrying balance of $268,372 as of June 30, 2023.

Interest expense on this obligation for the six months ended June 30, 2023 was $12,493. As of June 30, 2023, accrued interest payable on this obligation was $12,493.

XTI AIRCRAFT COMPANY
Notes to Financial Statements
(Unaudited)

Note 4 — Convertible and Promissory Notes (cont.)

Promissory Notes – 2023

On March 10, 2023, the Company entered into a promissory note agreement with Inpixon, Inc., a Nasdaq listed corporation (INPX). The note has a principal amount of $300,000 and accrues interest at a rate of 10% per annum. The note matures on December 31, 2023. Interest expense on this obligation for the six months ended June 30, 2023 was $9,395. As of June 30, 2023, accrued interest payable on this obligation was $9,395.

On June 13, 2023, the Company entered into another promissory note agreement with Inpixon. The note has a principal amount of $150,000 and accrues interest at a rate of 10% per annum. The note matures on December 31, 2023. Interest expense on this obligation for the six months ended June 30, 2023 was $740. As of June 30, 2023, accrued interest payable on this obligation was $740.

On July 24, 2023, the two above promissory notes with Inpixon and a third promissory note entered into on July 13, 2023 for a principal amount of $75,000 were consolidated into a Senior Secured Promissory Note in the amount of $538,407 ($525,000 principal plus $13,407 of accrued interest). Refer to Note 10 — “The Business Combination — Existing and Future Loans with Inpixon.”

SBA Loan

On June 3, 2020, the Company entered into a promissory note with the U.S. Small Business Administration (SBA). The note has a principal amount of $65,000 and accrues interest at a rate of 3.75% per annum. Monthly payments commence on June 3, 2021. The note matures on June 3, 2050 and is collateralized by tangible and intangible personal assets of the Company. As of June 30, 2023 and December 31, 2022, accrued interest payable on this obligation was $0 and $6,439, respectively.

Note 5 — Stockholders’ Equity

The Company has authorized 100,000,000 shares of $0.001 par value common stock.

Issuances and Forfeitures of Common Stock

On May 9, 2023, the Company issued and sold 144,000 shares of common stock to a non-executive officer and his family member at $1.25 per share for gross proceeds of $180,000. In conjunction with this transaction, the Company issued warrants to purchase 90,000 shares of common stock at a $1.50 exercise price with a maturity date of May 9, 2028. The warrants may be exercised at the option of the holders anytime from the issuance date through the maturity date.

During the six months ended June 30, 2022, the Company issued and sold 28,700 shares of common stock at $1.75 per share for gross proceeds of $50,225. During the six months ended June 30, 2022, the Company’s founder returned 1,000,000 common stock shares to the Company.

Stock Option Plan

During 2017, the Company adopted the 2017 Employee and Consultant Stock Ownership Plan (“2017 Plan”), which was amended in 2021 to increase the maximum shares eligible to be granted under the Plan. The Company may issue awards up to a maximum of 30,000,000 common shares in the form of restricted stock units and stock options to employees, directors, and consultants.

XTI AIRCRAFT COMPANY
Notes to Financial Statements
(Unaudited)

Note 5 — Stockholders’ Equity (cont.)

Under the 2017 Plan, stock options are generally granted with an exercise price equal to the estimated fair value of the Company’s common stock, as determined by the Company’s Board of Directors on the date of grant. Options generally have contractual terms of ten years. Incentive stock options (ISO) may only be granted to employees, whereas all other stock awards may be granted to employees, directors, consultants and other key persons.

As of June 30, 2023, the Company had 13,014,685 options outstanding comprised of (i) 7,734,685 fully vested options granted to employees, directors, consultants and other key persons, and (ii) 5,280,000 unvested options granted to employees that either vest over a 4-year period or vest based on achievement of performance milestones as it relates to stock options that were granted to members of the management team in March 2023, as discussed below.

During the six months ended June 30, 2023, the Company granted 3,050,000 stock options to members of its management team, which vest based on the achievement of certain performance-based conditions as outlined in the option award agreements. The Black-Scholes fair value and exercise price of the stock options granted to the management team was $1.05 and $1.67, respectively. As of June 30, 2023, the Company recognized $2,081,625 of expense or 65% of the grant date fair value of these management options as 65% of the total options granted were deemed probable of vesting as of that date.

The Company recognized $2,503,704 and $1,862,554 of stock compensation expense for the six months ended June 30, 2023 and 2022, respectively, which is included in general and administrative expenses. Unrecognized compensation expense as of June 30, 2023 was $2,987,297, which will be amortized to expense over the weighted average remaining term of approximately 1.75 years.

See below for a summary of the stock options granted under the 2017 plan:

	2017 Plan	Weighted Average Exercise Price per Share
Outstanding – December 31, 2021	20,815,405	$1.60
Granted	4,190,500	$1.70
Exercised	—	$—
Expired	—	$—
Forfeitures	(14,881,220)	$(1.64)
Outstanding – December 31, 2022	10,124,685	$1.58
Granted	3,050,000	$1.67
Exercised	—	$—
Expired	—	$—
Forfeitures	(160,000)	$(1.75)
Outstanding – June 30, 2023	13,014,685	$1.64

Exercisable at December 31, 2022	6,694,685	$1.51

Exercisable at June 30, 2023	7,734,685	$1.51

The weighted average Black-Scholes fair value and exercise price of stock options granted during the year ended December 31, 2022 was $1.05 and $1.70 per share, respectively.

XTI AIRCRAFT COMPANY
Notes to Financial Statements
(Unaudited)

Note 5 — Stockholders’ Equity (cont.)

Warrants

The following table summarizes the status of the Company’s common stock warrants as of June 30, 2023 and changes during the period then ended:

Common Stock Warrants	Number of Underlying Shares	Weighted Average Exercise Price per Share
Outstanding – December 31, 2021	1,607,563	$0.97
Granted	6,357,474	$0.01
Granted	150,000	$1.92
Granted	15,111	$1.50
Outstanding – December 31, 2022	8,130,148	$0.24
Granted	39,063	$1.92
Granted	90,000	$1.50
Cancelled	(627,264)	$1.50
Granted	993,459	$1.50
Granted	7,493	$1.50
Outstanding – June 30, 2023	8,632,899	$0.32

On February 2, 2022, the Company executed a conditional purchase order with a regional airline customer to deliver 100 TriFan aircraft. In conjunction with this purchase order, the Company issued a warrant for the purchase of a total of 6,357,474 shares of common stock at an exercise price of $0.01. The warrant vests as follows:

•        One third (1/3rd) of the warrants vested on February 2, 2022 upon execution of the purchase order agreement;

•        One third (1/3rd) of the warrants will vest: (i) in the event that the Company is acquired by a special purpose acquisition corporation (SPAC) and the customer, in its sole discretion, invests a minimum of $10 million in any private investment in public entity (PIPE) consummated in connection with such SPAC transaction, or (ii) upon the occurrence of any other Liquidation Event (as defined in the agreement) resulting in change control of the Company; and

•        One third (1/3rd) of the warrants will vest upon acceptance of delivery and final purchase by the customer of the first TriFan aircraft.

As of June 30, 2023, warrants to purchase one-third or 2,119,137 shares were vested. The other two vesting milestones noted above have not yet been achieved. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the warrants was $11,067,091, which the vested portion of $3,652,140 has been recorded as general and administrative expense and additional paid-in-capital for the six months ended June 30, 2022.

On October 21, 2022 and in conjunction with the Convertible Note 2022[i] (Note 4), the Company issued 150,000 warrants with an exercise price of $1.92. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the net grant-date fair value of the warrants was $152,415, which has been recorded as a debt discount and additional paid-in-capital. The debt discounts are being accreted to interest expense through the note maturity date of October 21, 2025.

During the year ended December 31, 2022, the Company issued a service provider warrants for 15,111 shares of common stock at an exercise price of $1.50 per share.

XTI AIRCRAFT COMPANY
Notes to Financial Statements
(Unaudited)

Note 5 — Stockholders’ Equity (cont.)

On January 30, 2023 and in conjunction with the Convertible Note 2023[j] (Note 4), the Company issued 39,063 warrants with an exercise price of $1.92. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the net grant-date fair value of the warrants was $39,258, which has been recorded as a debt discount and additional paid-in-capital. The debt discounts are being accreted to interest expense through the note maturity date of October 21, 2025.

On May 9, 2023, the Company issued warrants to a non-executive officer and his family member to purchase 90,000 shares of common stock at a $1.50 exercise price with a maturity date of May 9, 2028. The warrants may be exercised at the option of the holders anytime from the issuance date through the maturity date. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the warrants was $97,542, which was recorded in general and administrative expenses and additional paid-in-capital during the six months ended June 30, 2023.

On May 9, 2023 and in conjunction with the Convertible Note 2017 [g] (Note 4), the Company cancelled 627,264 warrants previously issued with an exercise price of $1.50 and issued 993,459 new warrants with an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company d0etermined the grant-date fair value of the warrants was $1,076,711, which has been recorded as a debt discount and additional paid-in-capital. The debt discounts are being accreted to interest expense through the maturity date of December 31, 2026.

On June 30, 2023, the Company issued a service provider warrants for 7,493 shares of common stock at an exercise price of $1.50 per share.

Warrants granted during the six months ended June 30, 2023 and during the year ended December, 31, 2022 were valued using the following Black-Scholes pricing model inputs:

	2023	2022
Risk Free Interest Rate	3.51% – 4.13%	1.60% – 4.16%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	74.10%	74.00% – 74.10%
Expected Life (years)	5.0	5.0
Fair Value per Warrant	$1.01 – $1.08	$1.02 – $1.74

Note 6 — Related Party Transactions

See Note 4 for disclosure of related party promissory notes and convertible notes.

The Company’s founder and majority stockholder provides legal and strategic consulting services for the Company. During the six months ended June 30, 2023 and 2022, the Company paid its founder compensation of $0 and $80,000, respectively. As of June 30, 2023 and December 31, 2022, the Company accrued payable amounts for the founder’s consulting services of $320,000 and $260,000, respectively.

During the six months ended June 30, 2023 and 2022, the Company paid its Chief Operating Advisor (COA) consultant, who is also a board member and stockholder, compensation of $20,000 and $89,500, respectively. As of June 30, 2023 and December 31, 2022, the Company owed its COA payable amounts of $105,000 and $60,000, respectively.

XTI AIRCRAFT COMPANY
Notes to Financial Statements
(Unaudited)

Note 7 — Fair Value Measurements

Financial assets and liabilities and nonfinancial assets and liabilities are measured at fair value on a recurring (annual) basis under a framework of a fair value hierarchy which prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to quoted prices (unadjusted) in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Level 1:	Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.
Level 2:

Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3:

Unobservable inputs due to the fact that there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

The following table summarizes the Company’s financial assets and liabilities measured on a recurring basis at fair value as of June 30, 2023 by respective level of the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
As of June 30, 2023:
Liabilities:
JV obligation	—	$5,582,806	—	$5,582,806
Warrant liability	—	$459,717	—	$459,717
Convertible Note 2022 [i] – embedded derivative	—	$150,000	—	$150,000
Convertible Note 2023 [j] – embedded derivative	—	$75,000	—	$75,000
	$—	$6,267,523	$—	$6,267,523
As of December 31, 2022:
Liabilities:
JV obligation	—	$5,386,751	—	$5,386,751
Warrant liability	—	$333,344	—	$333,344
Convertible Note 2022 [i] – embedded derivative	—	$150,000	—	$150,000
	$—	$5,870,095	$—	$5,870,095

There were no financial assets and liabilities measured on a non-recurring basis as of June 30, 2023 or December 31, 2022.

The warrants were valued at the time of grant using the Black-Scholes model. Key assumptions include a 5-year term, volatility between 74.00% and 74.10%, and no expected dividends.

The JV obligation was valued at the Company’s share price of $1.67 (based on an independent valuation) as of May 31, 2023 and as of December 31, 2022. Refer to Note 3 for further discussion of the JV obligation.

XTI AIRCRAFT COMPANY
Notes to Financial Statements
(Unaudited)

Note 8 — Commitments and Contingencies

Contingencies

The Company is subject to claims and assessments from time to time in the ordinary course of business. Accruals for litigation and contingencies are reflected in the consolidated financial statements based on management’s assessment, including the advice of legal counsel, of the expected outcome of litigation or other dispute resolution proceedings and/or the expected resolution of contingencies. Liabilities for estimated losses are accrued if the potential losses from any claims or legal proceedings are considered probable and the amounts can be reasonably estimated. Significant judgment is required in both the determination of probability of loss and the determination as to whether the amount can be reasonably estimated. Accruals are based only on information available at the time of the assessment due to the uncertain nature of such matters. As additional information becomes available, management reassesses potential liabilities related to pending claims and litigation and may revise its previous estimates, which could materially affect the Company’s consolidated results of operations in a given period. As of June 30, 2023 and December 31, 2022, the Company was not involved in any material legal proceedings.

On June 5, 2023 the Company received a demand letter (the “Demand Letter”) from Xeriant Inc. claiming that the Company breached its obligations under a letter dated May 17, 2022 (the “May 17 letter”) arising from Xeriant’s introducing the Company to a Nasdaq-listed company (the “Acquirer”) as a potential acquirer of the Company. The Company believes it has no obligation to Xeriant under the May 17, 2022 letter and intends to vigorously defend any litigation if filed.

Chairman Consulting Agreement

The Company has a commitment to pay its Chairman and majority shareholder, per a 2021 payable agreement, a deferred compensation amount of $200,000, earned under a 2015 consulting arrangement, upon the Company securing $50 million in total debt and equity fundraising. The Company has accrued the full $200,000 amount as of June 30, 2023, which is included in Related Party Payables within the accompanying balance sheets.

CFO Consulting Agreement

On July 1, 2022, the Company entered into a consulting agreement with an individual to serve as the Company’s CFO. In connection with the agreement as amended effective January 1, 2023, the CFO consultant may be entitled to a performance bonus of $400,000 upon successful delivery of services as outlined in the agreement. The Company has not accrued any cash bonus amounts in its accompanying financial statements as of June 30, 2023 since no portion of the cash bonus was deemed to be earned.

Financial Advisory Agreements

On June 7, 2022, we entered into an Advisory Agreement with an investment banking firm to assist us with fundraising activities. In connection with the agreement, XTI has the following commitments:

•        M&A fee, if a business combination including a de-SPACing transaction with a SPAC is consummated, equal to the greater of $1,000,000 (minimum fee) and the sum of the following amounts (i) 4% of the first $100 million of the aggregate value (as defined in the agreement) of the business combination, (ii) 3% of any amount of the aggregate value between $100 million and $200 million, (iii) 2% of any amount of the aggregate value between $200 million and $300 million, and (iv) 1% of any amount of the aggregate value exceeding $300 million.

•        Financing fee between 3% and 6% of the aggregate amount of proceeds received by the Company for financing transactions.

XTI AIRCRAFT COMPANY
Notes to Financial Statements
(Unaudited)

Note 9 — Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty of the business in which the Company operates, projections of future profitability are difficult and past operating results are not necessarily indicative of future profitability. Management does not believe it is more likely than not that the deferred income tax assets will be realized; accordingly, a full valuation allowance has been established on net deferred income tax assets as of June 30, 2023 and as of December 31, 2022.

As of December 31, 2022, the Company has federal net operating loss carryforwards (“NOLs”) of approximately $11,780,633, of which $1,420,065 will begin to expire in 2036 and the remainder do not expire.

As of December 31, 2021, the Company had a federal R&D tax credit for qualified development expenses of $170,207, which is classified as a Tax Receivable on the balance sheet. The Company was eligible under IRS guidelines to apply the credit against federal payroll taxes starting with the first quarter of 2022. As of June 30, 2023, the tax receivable balance was $12,734.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Note 10 — Subsequent Events

On July 13, 2023, the Company entered into a promissory note agreement with Inpixon, Inc. The note had a principal amount of $75,000 and accrues interest at a rate of 10% per annum. The note was replaced by a Senior Secured Promissory Note on July 24, 2023 (refer to Existing and Future Loans with Inpixon below).

On July 19, 2023, the Company issued and sold 35,200 shares of common stock to a non-executive officer at $1.25 per share for gross proceeds of $44,000. In conjunction with this transaction, the Company issued warrants to purchase 22,000 shares of common stock at a $1.50 exercise price with a maturity date of July 19, 2028. The warrants may be exercised at the option of the holder anytime from the issuance date through the maturity date.

The Business Combination

On July 24, 2023, the Company entered into an Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”) with Inpixon, Inc. (“INPX”) and a newly formed, wholly owned subsidiary of INPX (“Merger Sub”). Pursuant to the Merger Agreement, and assuming approval by INPX’s shareholders and the satisfaction or waiver of other closing conditions, Merger Sub will merge with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall be the surviving corporation. All XTI common stock issued and outstanding immediately prior to the effective date of the merger (excluding any shares to be canceled pursuant to the Merger Agreement and shares held by holders of XTI common stock who have exercised and perfected appraisal rights or dissenters’ rights) will be converted into the right to receive a number of shares of INPX common stock equal to the exchange ratio set forth in the Merger Agreement. The transaction will result in XTI shareholders owning approximately 60% of the outstanding capital stock of the combined company, subject to post-closing adjustments.

Effective upon closing, the combined company will be renamed “XTI Aerospace, Inc.”

XTI AIRCRAFT COMPANY
Notes to Financial Statements
(Unaudited)

Note 10 — Subsequent Events (cont.)

Existing and Future Loans with Inpixon

Pursuant to the Merger Agreement, on the first calendar day of the month following the date of the Merger Agreement and on the first calendar day of each month thereafter until the earlier of (i) four months following the date of the Merger Agreement and (ii) the Closing Date, Inpixon shall provide loans to XTI on a senior secured basis (each, a “Future Loan”), in such amounts requested by XTI in writing prior to the first calendar day of each such month. Each Future Loan will be in the principal amount of up to $500,000, and the aggregate amount of the Future Loans will be up to $1,775,000 (or such greater amount as Inpixon shall otherwise agree in its sole and absolute discretion). These Future Loans and security will be evidenced by a Senior Secured Promissory Note (the “Inpixon Promissory Note”) and a Security and Pledge Agreement (the “Security Agreement”).

The Inpixon Promissory Note provides an aggregate principal amount up to $2,313,407, which amount includes (i) the principal sum of $1,525,000 which represents all of Inpixon’s cash advances to XTI as of the date of this filing, plus accrued interest on previous advances (for a total sum of $1,538,407), and (ii) the aggregate principal amount of remaining Future Loans. The Inpixon Promissory Note will bear interest at 10% per annum, compounded annually, and for each Future Loan, beginning on the date the Future Loan is advanced to XTI.

The outstanding principal amount under the Inpixon Promissory Note, together with all accrued and unpaid interest, shall be due and payable upon the earlier of (a) December 31, 2023, (b) when declared due and payable by Inpixon upon the occurrence of an event of default, or (c) within three business days following termination of the Merger Agreement (i) by XTI because the XTI Board adopts a superior proposal prior to delivering the XTI Stockholder Consent, or (ii) by Inpixon because the XTI Board has made a change in recommendation, or XTI has breached or failed to perform in any material respect any of its covenants and agreements regarding obtaining its required stockholder approval or non-solicitation. The Inpixon Promissory Note will be forgiven and of no further force if the Merger Agreement is terminated by the Inpixon Board because it adopts a superior proposal prior to obtaining the required Inpixon stockholder approval, subject to Inpixon’s rights and remedies under the Promissory Note, the Security Agreement, and the Merger Agreement. If the Merger Agreement is terminated by XTI because the Inpixon Board makes a change in recommendation or Inpixon is in material breach of its covenants and agreements regarding obtaining its required stockholder approval or non-solicitation, the maturity date of the Inpixon Promissory Note will be extended to December 31, 2024.

The Security Agreement grants Inpixon a first priority security interest in and lien upon all of XTI’s property to secure the repayment of the Inpixon Promissory Note.

On July 26, 2023 and August 18, 2023, the Company received cash advances from Inpixon of $500,000 and $500,000, respectively, bringing the total Senior Secured Promissory Note principal balance to $1,538,407 as of the date of this filing.

There were no additional subsequent events that required recognition or disclosure in the financial statements.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

XTI AIRCRAFT COMPANY,

INPIXON,

and

SUPERFLY MERGER SUB INC.

Dated as of July 24, 2023

Annex A Page Nos.
1.	THE MERGER		A-1

	1.1	The Merger	A-1
	1.2	Effective Time	A-2
	1.3	Closing of the Merger	A-2
	1.4	Certificate of Incorporation of the Company	A-2
	1.5	Bylaws of the Company	A-2
	1.6	Board of Directors and Officers of the Surviving Company	A-2

2.	EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS		A-2

	2.1	Conversion of Company Common Stock	A-2
	2.2	Treatment of Company Warrants	A-3
	2.3	Treatment of Company Options	A-3
	2.4	Treatment of Company Convertible Notes	A-4
	2.5	Treatment of Parent Warrants and Equity Awards	A-4
	2.6	Dissenting Shares	A-4

3.	EXCHANGE OF CERTIFICATES FOR MERGER CONSIDERATION		A-5

	3.1	Delivery of the Merger Consideration	A-5
	3.2	Exchange Procedures	A-5
	3.3	Dividends and Distributions	A-6
	3.4	Transfer Books; No Further Ownership Rights in Shares	A-6
	3.5	Termination of Fund; No Liability	A-6
	3.6	[Intentionally omitted]	A-6
	3.7	Withholding Taxes	A-6

4.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-7

	4.1	Corporate Organization	A-7
	4.2	Capitalization	A-7
	4.3	Authority; No Violation	A-9
	4.4	Consents and Approvals	A-9
	4.5	Financial Statements	A-10
	4.6	SEC Filings.	A-11
	4.7	Broker’s Fees	A-11
	4.8	Absence of Certain Changes or Events	A-11
	4.9	Legal Proceedings	A-11
	4.10	Taxes	A-12
	4.11	Employee Benefit Plans	A-13
	4.12	Compliance With Applicable Law	A-15
	4.13	Certain Contracts	A-16
	4.14	Undisclosed Liabilities	A-16
	4.15	Anti-Takeover Provisions	A-16
	4.16	Company Information	A-16
	4.17	Real Property	A-17
	4.18	Title to Property	A-17
	4.19	Insurance	A-17
	4.20	Environmental Liability	A-18

Annex A-i

Annex A Page Nos.
	4.21	Intellectual Property	A-18
	4.22	Labor Matters	A-18
	4.23	Transactions with Affiliates	A-19
	4.24	No Additional Representations or Warranties	A-19

5.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		A-19

	5.1	Corporate Organization	A-20
	5.2	Capitalization	A-21
	5.3	Authority; No Violation	A-23
	5.4	Consents and Approvals	A-24
	5.5	SEC Filings	A-24
	5.6	Financial Statements	A-24
	5.7	Broker’s Fees	A-25
	5.8	Absence of Certain Changes or Events	A-25
	5.9	Legal Proceedings	A-26
	5.10	Taxes	A-26
	5.11	Employee Benefit Plans	A-27
	5.12	Compliance With Applicable Law	A-29
	5.13	Certain Contracts	A-30
	5.14	Customers/Vendors	A-31
	5.15	Undisclosed Liabilities	A-31
	5.16	Environmental Liability	A-31
	5.17	Intellectual Property	A-31
	5.18	Labor Matters	A-32
	5.19	Real Property	A-33
	5.20	Title to Property	A-33
	5.21	Transactions with Affiliates	A-33
	5.22	Insurance	A-33
	5.23	Parent Information	A-34
	5.24	No Business Activities by Merger Sub	A-34
	5.25	Ownership of Company Common Stock; No Other Agreements	A-34
	5.26	Anti-Takeover Provisions	A-34
	5.27	Sufficiency of Assets	A-34
	5.28	No Additional Representation or Warranties	A-34

6.	COVENANTS RELATING TO CONDUCT OF BUSINESS		A-35

	6.1	Conduct of Business of the Company and Parent Prior to the Effective Time	A-35
	6.2	Company and Parent Forbearances	A-35
	6.3	Parent Reverse Split	A-37

7.	ADDITIONAL AGREEMENTS		A-37

	7.1	Parent Name Change.	A-37
	7.2	Notice of Parent Permitted Issuance and Company Permitted Issuance	A-37
	7.3	Registration Statement and Joint Proxy Statement/Prospectus	A-37
	7.4	Company Required Approval and Parent Required Approval Matters	A-38
	7.5	Access to Information	A-39
	7.6	Further Actions	A-40
	7.7	Employees; Consultants	A-41
	7.8	[Intentionally omitted	A-41

Annex A-ii

Annex A Page Nos.
	7.9	Solutions Divestiture	A-41
	7.10	Indemnification; Directors’ and Officers’ Insurance	A-42
	7.11	Section 16 Matters	A-42
	7.12	Tax Matters	A-43
	7.13	[Intentionally omitted]	A-44
	7.14	Board of Directors and Officers of Parent After the Effective Time	A-44
	7.15	Parent Consent as Sole Stockholder of Merger Sub	A-44
	7.16	[Intentionally omitted]	A-44
	7.17	Preparation and Delivery of Additional Information; Cooperation of Auditors	A-44
	7.18	Transaction Bonuses	A-45
	7.19	No Solicitation	A-45
	7.20	Conversion of Parent Preferred Stock	A-48
	7.21	Future Loans	A-48
	7.22	Resale Registration Statement	A-49
	7.23	Parent Permitted Issuances	A-49

8.	CONDITIONS PRECEDENT		A-49

	8.1	Conditions to Each Party’s Obligation to Effect the Merger	A-49
	8.2	Conditions to Obligations of Parent and Merger Sub	A-49
	8.3	Conditions to Obligations of the Company	A-50

9.	TERMINATION AND AMENDMENT		A-51

	9.1	Termination	A-51
	9.2	Notice of Termination; Effect of Termination; Termination Fees	A-52
	9.3	Amendment	A-54
	9.4	Extension; Waiver	A-54

10.	GENERAL PROVISIONS		A-54

	10.1	Survival of Representations, Warranties and Agreements	A-54
	10.2	Expenses	A-54
	10.3	Notices	A-55
	10.4	Interpretation; Construction	A-55
	10.5	Entire Agreement	A-56
	10.6	Specific Performance	A-56
	10.7	Governing Law; Venue	A-56
	10.8	Severability	A-56
	10.9	Publicity	A-57
	10.10	Assignment; Third Party Beneficiaries	A-57
	10.11	Waiver of Jury Trial	A-57
	10.12	Counterparts; Delivery	A-57

Exhibits & Schedules

Exhibit A	Calculation of Exchange Ratio and Post-Closing Ownership Percentages
Exhibit B	Form of Amendment to Parent Bylaws
Exhibit C	Form of Promissory Note
Exhibit D	Form of Security Agreement
Schedule 7.21	Use of Proceeds of Future Loans

Annex A-iii

INDEX OF DEFINED TERMS

Page
2021 Note Purchase Agreement	Section 2.3(a)
2022 Parent Annual Report	Article 5
2023 Parent Interim Report	Article 5
Acceptable Confidentiality Agreement	Section 7.19(h)(i)
Acquisition Proposal	Section 7.19(h)(ii)
Affiliate	Section 3.7
Agreement	Preamble
Alternative Acquisition Agreement	Section 7.19(a)
Arnold & Porter	Section 7.12(b)
Assumed Company Options	Section 2.3(a)
Assumed Company Warrant	Section 2.2(a)
Bankruptcy and Equity Exceptions	Section 4.3(a)
Business Day	Section 1.3
Cancelled Shares	Section 2.1(a)
Capitalization Date	Section 4.2(a)
Certificate of Incorporation	Section 1.4
Certificate of Merger	Section 1.2
Change of Recommendation	Section 7.19(c)
Closing	Section 1.3
Closing Date	Section 1.3
Code	Section 3.7
Company	Preamble
Company Benefit Plans	Section 4.11(a)
Company Board	Section 4.3(a)
Company Common Stock	Section 2.1(a)
Company Contract	Section 4.13(a)
Company Convertible Note	Section 4.2(a)
Company Disclosure Letter	Article 4
Company ERISA Affiliate	Section 4.11(b)
Company Financial Statements	Section 4.5(a)
Company Intellectual Property Rights	Section 1.1(a)
Company Leased Real Property	Section 4.18(b)
Company Material Adverse Effect	Section 4.1(a)
Company Non-U.S. Plan	Section 4.11(k)
Company Option	Section 2.3(a)
Company Permitted Issuances	Section 4.2(e)
Company Permitted Liens	Section 4.18(c)
Company Personal Information	Section 4.12(b)
Company Post-Closing Ownership Percentage	Exhibit A
Company Privacy Policy	Section 4.12(b)
Company Real Property Leases	Section 4.17(c)
Company Recommendation	Section 4.3(a)
Company Required Vote	Section 4.3(a)
Company SEC Reports	Section 4.6(b)
Company Stockholder	Section 3.2(b)
Company Stockholder Consent	Section 7.4(a)
Company Stock Plans	Section 4.2(a)
Company Warrant	Section 4.2(a)
Confidentiality Agreement	Section 7.5(b)

Annex A-iv

Page
Consent	Section 4.4
Consolidated Balance Sheet	Section 4.5(a)
CXApp	Section 5.27
D&O Insurance	Section 7.10(d)
Delaware Secretary	Section 1.2
DGCL	Section 1.1
Dissenting Shares	Section 2.6
Effective Time	Section 1.2
Enterprise Apps Divestiture	Section 5.6(a)
Environmental Laws	Section 4.20
ERISA	Section 4.11(a)
Exchange Act	Section 4.5(a)
Exchange Agent	Section 3.2(a)
Exchange Ratio	Section 2.1(b)
Existing Loans	Section 7.21
Form of Consulting Agreement	Section 7.7(b)
Form S-4	Section 7.3(a)(i)
Future Loans	Section 7.21
Governmental Entity	Section 4.4
GYG	Preamble
IIoT Business	Preamble
Indemnified Party	Section 7.10(a)
Independent	Section 7.14(b)
Internal Controls	Section 4.5(c)
Joint Proxy Statement/Prospectus	Section 7.3(a)(i)
Key Employees	Section 7.7(a)
KINS Merger Agreement	Section 5.13(a)
Knowledge of the Company	Section 4.9(a)
Knowledge of Parent	Section 5.5
Liens	Section 4.10(a)
May 2023 Parent Warrant Purchase Agreement	Section 5.2(a)
May 2023 Parent Warrants	Section 5.2(a)
Merger	Preamble
Merger Consideration	Section 2.1(b)
Merger Sub	Preamble
NASDAQ	Section 5.1(a)
NRF	Section 7.12(b)
Outside Date	Section 9.1(b)(i)
Parent	Preamble
Parent Authorized Shares Increase	Section 6.2(f)
Parent Benefit Plans	Section 5.11(a)
Parent Board	Section 5.3(a)
Parent Common Stock	Section 5.2(a)
Parent Contract	Section 5.13(a)
Parent Disclosure Letter	Article 5
Parent Equity Award	Section 2.5
Parent ERISA Affiliate	Section 5.11(b)
Parent Intellectual Property Rights	Section 5.17
Parent Leased Real Property	Section 5.20(b)
Parent Material Adverse Effect	Section 5.1(a)
Annex A-v

Page
Parent Name Change	Section 7.1
Parent Non-U.S. Plan	Section 5.11(k)
Parent Permitted Issuances	Section 5.2(h)
Parent Permitted Liens	Section 5.20(c)
Parent Personal Information	Section 5.12(b)
Parent Post-Closing Ownership Percentage	Preamble
Parent Post-Closing Ownership Percentage	Exhibit A
Parent Preferred Stock	Section 5.2(a)
Parent Privacy Policy	Section 5.12(b)
Parent Real Property Leases	Section 5.20(b)
Parent Recommendation	Section 5.3(a)
Parent Required Vote	Section 5.3(a)
Parent Reverse Split	Section 6.2(f)
Parent SEC Reports	Section 5.5
Parent Stock Issuance	Preamble
Parent Stock Plans	Section 5.2(a)
Parent Stockholder Meeting	Section 7.4(b)
Parent Stockholder Meeting Matters	Section 7.4(b)
Parent Top Customers	Section 5.14(a)
Parent Top Vendors	Section 5.14(c)
Parent Warrants	Section 2.5
PCAOB Financial Statements	Section 7.17(a)
PCAOB Standards	Section 7.17(a)
PEO	Section 4.11(a)
PEO Plan	Section 4.11(a)
Permits	Section 4.1(a)
Person	Section 3.5
Purchasers	Section 5.2(a)
Ratification Board Resolutions	Section 7.1
Ratification Notice	Section 7.1
Regulatory Law	Section 7.6(c)
Representatives	Section 7.5(a)
SEC	Section 4.5(a)
Securities Act	Section 4.23
Securities Filing	Section 7.12(b)
Separation and Distribution Agreement	Section 5.13(a)
Solutions Divestiture	Preamble
Streeterville	Section 8.3(d)
Streeterville Notes	Section 8.3(d)
Subsequent Unaudited Company Financial Statements	Section 7.17(b)
Subsidiary	Section 5.1(a)
Subsidiaries	Section 5.1(a)
Superior Proposal	Section 7.19(h)(iii)
Surviving Company	Section 1.1
Taxes	Section 4.10(m)
Tax Opinion	Section 7.12(b)
Tax Return	Section 4.10(n)
Termination Date	Section 9.1
Termination Fee	Section 9.2(h)
Transaction Bonuses	Section 7.18

Annex A-vi

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of July 24, 2023 (as amended, supplemented or otherwise modified from time to time, and together with all exhibits and schedules hereto, this “Agreement”), is entered into by and among Inpixon, a Nevada corporation (“Parent”), XTI Aircraft Company, a Delaware corporation (the “Company”), and Superfly Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”). This Agreement is based on the following premises:

WHEREAS, the respective Boards of Directors of each of the Company, Parent and Merger Sub have approved the acquisition of the Company by Parent through the statutory merger of Merger Sub with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall be the surviving corporation (the “Merger”) upon the terms and subject to the conditions of this Agreement;

WHEREAS, the parties hereto intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code (as defined below);

WHEREAS, on or about or prior to the Closing Date (as defined below), it is expected that Parent will have completed the divestiture of its Shoom, SAVES and Game Your Game (“GYG”) lines of business and investment securities, as applicable, by any lawful means, including a sale to one or more third parties, spin off, plan of arrangement, merger, reorganization, or any combination of the foregoing (the “Solutions Divestiture”);

WHEREAS, following the Solutions Divestiture, Parent’s primary assets and operations shall be the Industrial Internet of Things (IIoT) business line (the “IIoT Business”), and the business line of the Company if the Solutions Divestiture is consummated following the Closing Date;

WHEREAS, the Board of Directors of the Company has adopted resolutions (a) approving this Agreement and the Merger and the Company’s execution and delivery of this Agreement and, subject to obtainment of the Company Required Vote (as defined below), the Company’s performance of this Agreement and the consummation of the transactions contemplated hereby, (b) declaring the advisability of this Agreement and (c) submitting this Agreement to the stockholders of the Company;

WHEREAS, the Board of Directors of Parent has adopted resolutions (a) determining that this Agreement and the transactions contemplated hereby, including, without limitation, the Merger and the issuance of shares of Parent Common Stock (as defined below) on the terms and subject to the conditions of this Agreement (the “Parent Stock Issuance”), are advisable for and in the best interests of Parent and its stockholders, (b) approving Parent’s execution and delivery of this Agreement and, subject to obtainment of the Parent Required Vote (as defined below), Parent’s performance of this Agreement and the consummation of the transactions contemplated hereby, (c) recommending that Parent’s stockholders approve the Parent Stock Issuance, and such other provisions hereof, if any, requiring approval by Parent’s stockholders pursuant to applicable law or the rules and regulations of the NASDAQ (as defined below), and (d) submitting the Parent Stock Issuance to Parent’s stockholders for approval, together with any other proposals for Parent stockholder approval deemed necessary by Parent in connection with this Agreement;

WHEREAS, Board of Directors of Merger Sub has adopted resolutions (a) approving this Agreement and the Merger and Merger Sub’s execution and delivery of this Agreement and, subject to obtainment of the adoption of this Agreement by Parent, as the sole stockholder of Merger Sub, Merger Sub’s performance of this Agreement and the transactions contemplated hereby, (b) declaring the advisability of this Agreement and (c) submitting this Agreement to Parent, as the sole stockholder of Merger Sub; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, in accordance with the General Corporation Law of the State of Delaware (“DGCL”), at the Effective Time, Merger Sub shall merge with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall be the surviving corporation (the “Surviving Company”). The parties to this Agreement agree to

Annex A-1

report the Merger for any and all U.S. federal and state income Tax reporting purposes as a reorganization described in Section 368(a)(1)(A) of the Code by reason of Section 368(a)(2)(E) of the Code. The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). The Company, Parent and Merger Sub each will be a party to the reorganization within the meaning of Section 368(b) of the Code.

1.2 Effective Time. Subject to the provisions of this Agreement, the Merger shall become effective as set forth in a certificate of merger providing for the Merger satisfying the applicable requirements of the DGCL (the “Certificate of Merger”), which shall be duly executed and filed by the Company with the Secretary of State of the State of Delaware (the “Delaware Secretary”) on the Closing Date (as defined below) or as soon thereafter as practicable. As used herein, the term “Effective Time” shall mean the date and time when the Merger becomes effective as provided by the DGCL, which shall be the time of the filing of the Certificate of Merger with the Delaware Secretary or such later time as may be agreed by the Company and Parent and specified in the Certificate of Merger in accordance with the DGCL.

1.3 Closing of the Merger. Upon the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall be effected by the exchange of signatures on the applicable Closing documents by electronic transmission, or, if such exchange is not practicable, will take place (a) at the Denver, Colorado offices of Arnold & Porter Kaye Scholer LLP, at 9:00 a.m., Mountain Time, on the date that is the second Business Day after the satisfaction or waiver of the conditions set forth in Section 8 hereof, other than conditions which by their terms are to be satisfied at the Closing, or (b) such other location, date or time as the parties may mutually agree (the “Closing Date”), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto. For purposes of this Agreement, a “Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which the office of the Delaware Secretary is closed.

1.4 Certificate of Incorporation of the Company. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time (the “Certificate of Incorporation”) shall remain as the certificate of incorporation of the Surviving Company until thereafter amended in accordance with the terms thereof or as provided by applicable law.

1.5 Bylaws of the Company. The Company shall take all lawful action so that the bylaws of the Company as in effect immediately prior to the Effective Time shall, at the Effective Time, be amended and restated to read in their entirety to be substantially the same as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Company shall be “XTI Aircraft Company” and, as so amended and restated, shall be the bylaws of the Surviving Company until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Company, or as provided by applicable law.

1.6 Board of Directors and Officers of the Surviving Company. Prior to the Effective Time, Merger Sub shall take the lawful actions necessary so that, at the Effective Time, the directors and officers of the Surviving Company shall be as set forth on Section 1.6 of the Company Disclosure Letter (as defined below), each to hold office until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Company’s certificate of incorporation and bylaws and applicable law.

2. EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

2.1 Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or the holder of any of the shares of Company Common Stock (as defined below), Parent Common Stock or any capital stock of Merger Sub:

(a) All shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) held in treasury or owned directly or indirectly by the Company immediately prior to the Effective Time shall automatically be cancelled and shall not represent capital stock of the Surviving Company and shall not be converted into and become the right to receive the Merger Consideration (as defined below); shares of Company Common Stock that are canceled pursuant to this Section 2.1(a) are hereinafter referred to as the “Cancelled Shares”;

(b) Subject to Section 2.1(d), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares and Dissenting Shares (as defined below)) shall automatically be converted into and become the right to receive a number of shares of Parent Common Stock determined by multiplying such share by the Exchange Ratio (the “Merger Consideration”); “Exchange Ratio” shall

Annex A-2

have the meaning set forth in Exhibit A; as of the Effective Time, each share of Company Common Stock converted as aforesaid shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration, without interest;

(c) Each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Company; and

(d) No fractional shares of Parent Common Stock shall be issued in respect of any share of Company Common Stock that is converted in the Merger into the right to receive the Merger Consideration. If any fractional share of Parent Common Stock would, except for the provisions of this Section 2.1(d), be issuable pursuant to this Agreement to a holder of one or more shares of Company Common Stock that are converted in the Merger into the right to receive the Merger Consideration, the number of shares of Parent Common Stock to be issued to such holder, will be rounded up to the nearest whole share of Parent Common Stock.

2.2 Treatment of Company Warrants.

(a) The Company (subject to Parent’s review and consent, which shall not be unreasonably withheld) shall take all lawful action so that each Company Warrant (as defined in Section 4.2 of this Agreement) entitling the holder to purchase one share of Company Common Stock, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall be assumed and converted into a warrant representing the right to acquire shares of Parent Common Stock (each, an “Assumed Company Warrant”), on the same terms and conditions (including any vesting or forfeiture provisions or repurchase rights, but taking into account any acceleration thereof provided for in the related warrant document by reason of the transactions contemplated hereby) as were applicable under such Company Warrant as of immediately prior to the Effective Time. The number of shares of Parent Common Stock subject to each such Assumed Company Warrant shall be equal to (i) the number of shares of Company Common Stock subject to each Company Warrant immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Parent Common Stock, and such Assumed Company Warrant shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Company Common Stock otherwise purchasable pursuant to such Company Warrant immediately prior to the Effective Time divided by (B) the Exchange Ratio.

(b) The Company shall use commercially reasonable efforts to ensure that, as of the Effective Time, no current or former holder of a Company Warrant shall have any rights thereunder to acquire, or other rights in respect of, the capital stock of the Company, the Surviving Company or any of their Subsidiaries (as defined below), or any other equity interest therein. As soon as practicable after the Effective Time, Parent shall deliver a notice to holders of Assumed Company Warrants describing the adjustments set forth in this Section 2.2.

(c) Parent shall reserve for issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to Assumed Company Warrants as a result of the actions contemplated by this Section 2.2.

2.3 Treatment of Company Options.

(a) The Company (subject to Parent’s review and consent, which shall not be unreasonably withheld) shall take all lawful action so that each option to purchase Company Common Stock issued by the Company pursuant to the Company Stock Plans (as defined below) and the Convertible Note Purchase Agreement, dated as of May 23, 2021, by and among the Company and the purchasers party thereto (the “2021 Note Purchase Agreement”), whether or not then vested or exercisable, that is outstanding immediately prior to the Effective Time (each a “Company Option” and collectively, the “Company Options”) shall, at the Effective Time, be assumed by Parent so that, at the Effective Time, each Company Option shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable to such Company Option as set forth in the applicable Company Stock Plan (including any applicable award agreement, other agreement or other document evidencing such Company Option) and the applicable options award agreement entered into pursuant to the 2021 Note Purchase Agreement, in each case immediately prior to the Effective Time, such number of shares of Parent Common Stock (rounded down to the nearest whole number) that is equal to the number of shares of Company Common Stock subject to the unexercised portion of such Company Option immediately prior to the Effective Time multiplied

Annex A-3

by the Exchange Ratio and the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest whole cent) (the “Assumed Company Options”). The assumption of the Company Options is intended to comply with the regulations and other binding guidance under Section 409A of the Code, including Treas. Reg. 1.409A-1(b)(5)(v)(D), and the Assumed Company Options shall be subject to the same terms and conditions (including vesting schedule, expiration date, exercise provisions, transfer restrictions and status as an “incentive stock option” under Section 422 of the Code, if applicable) as were applicable to the corresponding Company Options immediately prior to the Effective Time. It is the intention of the parties hereto that each Company Option issued pursuant to the Company Stock Plans so assumed by Parent shall qualify at the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Company Option qualified as an incentive stock option immediately prior to the Effective Time and the provisions of this Section 2.3(a) shall be applied consistent with that intent and in a manner that satisfies the requirements of Treasury Regulations Section 1.424-1(a). Within 30 Business Days after the Effective Time, Parent will issue to each Person who, immediately prior to the Effective Time, was a holder of a Company Option, a document evidencing the foregoing assumption of such Company Option by Parent.

(b) Parent shall file a registration statement on Form S-8 (or any successor form) or another appropriate form with respect to the shares of Parent Common Stock subject to the Assumed Company Options within a reasonable period of time after the Effective Time, and shall use commercially reasonable efforts at least equivalent to those used in maintaining the effectiveness of its existing registration statement(s) for its equity plans to maintain the effectiveness of such registration statement for so long as such Assumed Company Options remain outstanding. The Company and its counsel shall reasonably cooperate with and assist Parent in the preparation of such registration statement.

(c) From and after the Effective Time, unless the compensation committee of the Parent Board (as defined below) determines otherwise, all references to the Company in the Company Stock Plans and in each award or other agreement evidencing or relating to any Assumed Company Option or any other Company equity-based award, shall be deemed (i) for all purposes relating to employment, consultancy or directorship (or words of similar meaning) to refer to Parent and its Subsidiaries and (ii) for all other purposes, to refer to Parent.

2.4 Treatment of Company Convertible Notes. Subject to obtaining the consent of requisite noteholders, as applicable, all Company Convertible Notes outstanding as of the Closing Date that are not otherwise automatically converted pursuant to their terms as a result of the Company’s entry into this Agreement shall be converted into shares of Company Common Stock, except for the Denehy Note, which shall be amended to provide for, upon the Effective Time, the extension of the maturity date to December 31, 2026 and the convertibility of the outstanding principal and interest into Parent Common Stock, and that certain promissory note of the Company held by David Brody, dated December 31, 2021, in the initial principal amount of $1,007,323, which will provide for, at Closing, payment in cash of $507,323 of the principal plus interest accrued to the date of payment, and the conversion of the remaining $500,000 of outstanding principal into Parent Common Stock

2.5 Treatment of Parent Warrants and Equity Awards. Notwithstanding the transactions contemplated hereby, all warrants to purchase Parent Common Stock outstanding immediately prior to the Effective Time (“Parent Warrants”) and equity incentive awards including unexercised options to purchase Parent Common Stock both under and outside any Parent Stock Plan (as defined below) and unvested restricted stock awards under any Parent Stock Plan which are outstanding immediately prior to the Effective Time (each, a “Parent Equity Award” and collectively the “Parent Equity Awards”) shall remain unaffected by the Merger and shall, at the Effective Time, continue to remain outstanding in accordance with the respective terms and conditions as were applicable to each such Parent Warrant and Parent Equity Award as set forth in the applicable Parent Warrant Agreement or Parent Stock Plan (including any applicable award agreement, other agreement or other document evidencing such Parent Equity Award), in each case, immediately prior to the Effective Time.

2.6 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 2.1, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares of Company Common Stock in accordance with Section 262 of the DGCL (such shares of Company Common Stock being referred to

Annex A-4

collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares of Company Common Stock) shall not be converted into a right to receive the Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such share of Company Common Stock shall be treated as if it had been converted as of the Effective Time into the right to receive the Merger Consideration to which such holder is entitled pursuant to Section 2.1(b), without interest thereon. The Company shall provide Parent prompt written notice of any demand received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time that relates to such demand, and Parent shall have the opportunity and right to direct all negotiations and proceedings with respect to such demand. Except with the prior written consent of Parent (not to be unreasonably withheld), the Company shall not make any payment with respect to, or settle or offer to settle, any such demand.

3. EXCHANGE OF CERTIFICATES FOR MERGER CONSIDERATION

3.1 Delivery of the Merger Consideration. Prior to the Effective Time, Parent shall deposit with the Exchange Agent (as defined below), pursuant to an agreement providing for the matters set forth in this Section 3.1 and such other matters as may be appropriate and the terms of which shall be mutually acceptable to Parent and the Company, book-entry shares (or certificates if requested) representing shares of Parent Common Stock sufficient to effect the conversion of each share of Company Common Stock (other than Cancelled Shares) into the Merger Consideration pursuant to this Agreement.

3.2 Exchange Procedures.

(a) Within two Business Days after the execution of this Agreement, Parent shall designate and appoint in writing Computershare Trust Company, N.A. or another exchange agent approved by the Company (with such approval not to be unreasonably withheld or delayed) to act as exchange agent hereunder (the “Exchange Agent”).

(b) Within five Business Days after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and converted into the right to receive the Merger Consideration pursuant to Section 2.1(b) (each such holder, a “Company Stockholder”): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to shares of Company Common Stock shall pass, only upon delivery of the completed letter of transmittal to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company shall mutually agree), and (ii) instructions for use in effecting the surrender of each share of Company Common Stock held by such Company Stockholder in exchange for the Merger Consideration that such Company Stockholder is entitled to receive with respect to each share of Company Common Stock issued and outstanding immediately prior to the Effective Time and converted into the right to receive the Merger Consideration pursuant to Section 2.1(b). From and after the Effective Time, until surrendered as contemplated by this Section 3.2, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time and converted into the right to receive the Merger Consideration pursuant to Section 2.1(b) held by a Company Stockholder shall be deemed to represent only the right to receive the Merger Consideration to which such Company Stockholder is entitled to receive with respect to each such share of Company Common Stock pursuant to Section 2.1(b).

(c) Upon the surrender by a Company Stockholder to the Exchange Agent of such holder’s shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and converted into the right to receive the Merger Consideration pursuant to Section 2.1(b) pursuant to a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, such other documents as may be required pursuant to such instructions, and instructions duly completed and validly executed in accordance therewith, such Company Stockholder shall be entitled to receive in exchange therefor (and the Exchange Agent shall mail to such Company Stockholder within ten Business Days following such surrender): (i) a book-entry statement in the case of uncertificated shares (or certificates if requested) representing the number of whole shares of Parent Common Stock into which such holder’s shares of Company Common Stock properly surrendered were converted in accordance with Section 2.1(b), and (ii) a check in an amount of U.S. dollars (after giving effect to any required withholdings pursuant to Section 3.7) equal to any cash dividends and other distributions that such holder has the right to receive pursuant to Section 3.3.

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3.3 Dividends and Distributions. No dividends or other distributions with respect to shares of Parent Common Stock shall be paid to the holder of any unsurrendered shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and converted into the right to receive the Merger Consideration pursuant to Section 2.1(b) until such shares, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, and instructions duly completed and validly executed in accordance therewith, are surrendered as provided in this Article 3, but provided that, to the extent that any such dividends or distributions are declared with a record date after the Effective Time, such dividends or distributions shall accrue for the account of such holder to be paid as provided in this Section 3.3. Subject to the effect of applicable laws, following such surrender of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and converted into the right to receive the Merger Consideration pursuant to Section 2.1(b), together with such letter of transmittal, instructions and such other documents, by a Company Stockholder as provided in this Section 3.3, such Company Stockholder shall be entitled to receive the amount of such dividends or distributions declared with a record date after the Effective Time on the whole number of shares of Parent Common Stock into which such Company Stockholder’s shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares) were converted in accordance with Section 2.1(b) and (i) having a payment date on or prior to the date of such surrender and not previously paid or (ii) having a payment date on or prior to the date of the delivery of such whole number of shares of Parent Common Stock, in each case, without interest.

3.4 Transfer Books; No Further Ownership Rights in Shares. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of shares of Company Common Stock shall cease to have any rights with respect to such shares of Company Common Stock other than the rights provided in Section 3.2(c).

3.5 Termination of Fund; No Liability. At any time following twelve months after the Effective Time, Parent shall cause the Exchange Agent to deliver to Parent certificates or book-entry shares representing shares of Parent Common Stock not delivered to holders of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and converted into the right to receive the Merger Consideration pursuant to Section 2.1(b). Thereafter, holders of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and converted into the right to receive the Merger Consideration pursuant to Section 2.1(b) shall be entitled to look only to Parent, which shall thereafter act as the Exchange Agent (subject to abandoned property, escheat or other similar laws), as general creditors of Parent with respect to the delivery of any Merger Consideration. None of Parent, the Surviving Company, and the Exchange Agent shall, to the fullest extent permitted by applicable law, be liable to any Person (as defined below) for any Merger Consideration delivered to a public official pursuant to any abandoned property, escheat or similar law. For purposes of this Agreement, “Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity (as defined below) or other entity.

3.6 [Intentionally omitted].

3.7 Withholding Taxes. Parent and Exchange Agent will be entitled to deduct and withhold from the Merger Consideration payable to any holder of a share of Company Common Stock pursuant to this Agreement or the transactions contemplated hereby, and pay to the appropriate taxing authorities, such amounts as Parent, or any affiliate (as defined under the Exchange Act (as defined below) (an “Affiliate”)) thereof, or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable provision of U.S. federal, state, local or non-U.S. tax law; provided, however, that the Person intending to deduct or withhold shall use reasonable best efforts to notify such holders of any amounts otherwise payable to such holders that it intends to deduct and withhold at least five Business Days prior to the due date for any relevant payment, other than required withholdings in respect of any compensatory payments for income, employment and similar Taxes, and the parties shall cooperate in minimizing any such deduction or withholding. To the extent that such amounts are properly withheld by Parent or Exchange Agent and timely paid over to the appropriate taxing authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock in respect of whom such deduction and withholding were made by Parent or the Exchange Agent.

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4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the Disclosure Letter of the Company delivered to Parent on the date of this Agreement (the “Company Disclosure Letter”) (with specific reference to the Section of this Agreement to which the information stated in such Company Disclosure Letter relates; provided that (i) disclosure in any section of such Company Disclosure Letter shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable or relevant to such other Section and (ii) the mere inclusion of an item in such Company Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to result in a Company Material Adverse Effect (as defined below)), or (b) as set forth in the Company’s Form 1-K that the Company filed with the SEC on July 13, 2023, including all exhibits thereto, the Company hereby represents and warrants to Parent and Merger Sub as follows:

4.1 Corporate Organization.

(a) The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority and possesses all governmental franchises, permits, licenses, authorizations, variances, exemptions, orders and approvals (collectively, “Permits”) necessary to enable it to own, lease, operate or otherwise hold its properties and assets and to conduct its businesses as presently conducted. The Company is duly qualified, licensed, or in good standing, as applicable, to do business in each jurisdiction where the nature of its business or the ownership, leasing, use or operation of its properties makes such qualification necessary, except where the failure to be so licensed, qualified or in good standing would not be material to the Company. As used in this Agreement, the term “Company Material Adverse Effect” means (i) a material adverse effect on the business, results of operations, financial condition or assets of the Company, or (ii) a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute a Company Material Adverse Effect, or be taken into account in determining whether a Company Material Adverse Effect has occurred: (A) any adverse change, effect, event or occurrence, state of facts or developments as a result of the public announcement or the pendency of this Agreement or the transactions contemplated hereby or any actions required to be taken (or refrained from being taken) in compliance herewith, including any action taken (or omitted to be taken) with the written consent of or at the written request of either Parent or Merger Sub, (B) any change in federal, state, non-U.S. or local law, regulations, policies or procedures, or interpretations thereof, GAAP, or regulatory accounting requirements applicable or potentially applicable to the industries in which the Company operates, (C) changes generally affecting the industries in which the Company operates that are not specifically related to the Company and do not have a materially disproportionate adverse effect on the Company, (D) changes in general economic conditions or political conditions, or in the financial, credit or securities markets in general (including changes in the prevailing interest rates, exchange rates or stock, bond and/or debt prices) in the United States, in any region thereof, or in any non-U.S. or global economy that do not have a materially disproportionate adverse effect on the Company, (E) any attack on, or by, outbreak or escalation of hostilities or acts of terrorism (including cyberterrorism) involving, the United States, or any declaration of war by the United States Congress or any hurricane or other natural disaster, or epidemics, pandemics or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States), (F) any failure to meet financial projections, estimates or forecasts for any period (provided, however, that the underlying cause of such failure may, to the extent applicable, be considered in determining whether there has been a Company Material Adverse Effect), (G) the taking of any action by Parent, Merger Sub or any of their respective Affiliates (including any breach of this Agreement committed thereby), or (H) any matter set forth in the Company Disclosure Letter.

(b) The certificate of incorporation and bylaws of the Company, copies of which have previously been made available to Parent, are duly authorized and in effect as of the date of this Agreement. For purposes of this Agreement, all documents and other information posted in the online data room established by the Company prior to the date hereof shall be deemed to have been made available to Parent and Merger Sub.

4.2 Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares, consisting of 100,000,000 shares of Company Common Stock. As of the date of this Agreement, there are (i) 34,788,024 shares of Company Common Stock outstanding, (ii) 30,000,000 shares of Company Common Stock are reserved for issuance

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pursuant to the Company Stock Plans (of which 13,014,685 shares are subject to outstanding options to purchase shares of Company Common Stock), (iii) 10,000,000 shares of Company Common Stock are reserved for issuance upon the exercise of warrants issued by the Company (each, a “Company Warrant” and collectively, the “Company Warrants”) and (iv) 15,000,000 shares of Company Common Stock are reserved for issuance upon the conversion of convertible notes (each, a “Company Convertible Note” and collectively, the “Company Convertible Notes”), and there are no other authorized equity interests of the Company that are issued and outstanding. Other than as set forth in this Section 4.2(a) or in respect of any Company Permitted Issuances (as defined below) after the date hereof, no shares of Company Common Stock are reserved or to be made available for issuance. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive or subscription rights, and have been offered, sold and issued in compliance in all material respects with applicable law, including federal and state securities laws and all requirements set forth in the governing documents of the Company and any other applicable Company Contracts (as defined below) governing the issuance of such securities. As of the date of this Agreement, other than as set forth above in this Section 4.2(a), the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, scrip, rights to subscribe to, purchase rights, conversion rights, exchange rights, equity appreciation rights, phantom stock, profits participation, calls, commitments or agreements of any character (A) calling for the purchase, sale, repurchase, redemption or issuance of any shares of Company Common Stock or any other equity securities of the Company or any securities representing the right to purchase or otherwise receive any shares of the Company Common Stock (including any rights plan or agreement) or (B) providing a counterparty with redeemable or contingent common stock or a guaranteed return. Section 4.2(a) of the Company Disclosure Letter sets forth true, complete and correct lists of (A) all holders of record of the issued and outstanding shares of Company Common Stock as of the date hereof and (B) the aggregate number of shares of Company Common Stock issuable upon the exercise of each Company Option granted under the Company Stock Plans that was outstanding as of the date of this Agreement and the exercise price for each such Company Option. Since December 31, 2022, the Company has not (x) issued or repurchased any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, or (y) issued or awarded any options, restricted shares or other equity-based awards under the any equity compensation stock plans of the Company (the “Company Stock Plans”).

(b) Section 4.2(b) of the Company Disclosure Letter sets forth a true and complete list of all holders, as of the date hereof, of outstanding Company Warrants, indicating as applicable, with respect to each Company Warrant then outstanding, the number of shares of Company Common Stock subject to such Company Warrant, the date of grant, put rights, cashless exercise, exercise price, exercise price adjustments, vesting schedule, and expiration thereof, and whether (and to what extent) the vesting of such Company Warrant will be accelerated or otherwise adjusted in any way by the consummation of the Merger and the other transactions contemplated by this Agreement.

(c) Section 4.2(c) of the Company Disclosure Letter sets forth a true and complete list of all holders, as of the date hereof, of outstanding Company Convertible Notes, indicating as applicable, with respect to each Company Convertible Note then outstanding, the number of shares of Company Common Stock subject to such Company Convertible Note, the date of issuance, outstanding principal and interest balance, interest rate and whether (and to what extent) the terms of such Company Convertible Note will be accelerated or otherwise adjusted in any way by the consummation of the Merger and the other transactions contemplated by this Agreement.

(d) Other than its membership interest in Eco-Aero, LLC, a Delaware limited liability company, the Company has no Subsidiaries.

(e) “Company Permitted Issuances” means any issuance by the Company after the date of this Agreement, and prior to the Effective Time, of shares of Company Common Stock (including, without limitation, the issuance of 3,342,998 shares of Company Common Stock to Xeriant, Inc. in consideration of Xeriant’s exchange of its limited liability membership interest in Eco-Aero, LLC or derivative Company securities that by their terms automatically will be converted into or exercised or exchanged for shares of Company Common Stock prior to the Effective Time or, if not subject to such automatic conversion, exercise or exchange, Company derivative securities that have been approved by Parent in writing prior to issuance and which Parent has agreed in writing to assume at the Effective Time, pursuant to one or more capital raising transactions or in consideration of cancellation of indebtedness; provided, however, that Company Permitted Issuances shall not include any issuance of any class or series of capital stock by the Company that has preferential rights or privileges as to dividends, distributions, liquidation, dissolution, winding up, redemption, repurchase or any other rights that create a preference relative to the Company Common Stock.

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4.3 Authority; No Violation.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Company Required Vote and the accuracy of the representations and warranties of Parent and Merger Sub set forth in this Agreement, to consummate the transactions contemplated by this Agreement. The Board of Directors of the Company (the “Company Board”) has unanimously duly adopted resolutions (at a duly called, noticed and held meeting or by unanimous consent in lieu of a meeting) (i) approving this Agreement and the Merger and the Company’s execution and delivery of this Agreement and, subject to obtainment of the Company Required Vote, the performance of this Agreement and the consummation of the transactions contemplated hereby, (ii) declaring the advisability of this Agreement, (iii) submitting this Agreement to the stockholders of the Company, and (iv) recommending that the stockholders of the Company approve this Agreement and the transactions contemplated hereby, including the Merger (the recommendation contemplated by this clause (iv) being referred to as the “Company Recommendation”). None of the aforesaid actions by the Company Board has been amended, rescinded or modified as of the date of this Agreement. Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Company Required Vote”), no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will be, duly and validly executed and delivered by the Company, and this Agreement (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes, and on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally (the “Bankruptcy and Equity Exceptions”).

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, including the Merger, will (i) violate any provision of the certificate of incorporation or bylaws of the Company, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of, or require redemption or repurchase or otherwise require the issuance, purchase or sale of any securities under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (as defined below) upon any of the respective properties or assets of the Company under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or other events which, either individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect.

4.4 Consents and Approvals. No consent, approval, clearance, waiver, Permit or order (“Consent”) of or from, or filings or registrations with, any federal, national, state, provincial or local government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization of competent jurisdiction (each a “Governmental Entity”) or with any third Person are necessary in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, including the Merger, except for (a) any Consents from, or registrations, declarations, notices or filings made to or with any Governmental Entity (other than with respect to securities, antitrust, competition, trade regulation or similar laws), in each case as may be required in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement and are required with respect to mergers, business combinations or changes in control generally, (b) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, (c) other consents or approvals of, or filings or registrations with, Governmental Entities or third parties, and (d) such other Consents which if not obtained or made would not be reasonably expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

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4.5 Financial Statements.

(a) The Company has delivered to Parent a copy of the audited consolidated balance sheets of the Company as of December 31, 2022 and December 31, 2021, together with the audited consolidated statements of operations, cash flows and stockholders’ equity of the Company for the years then ended, and the related notes thereto (the “Audited Company Financial Statements”), and the unaudited consolidated balance sheet of the Company for the three months ended March 31, 2023, together with the unaudited consolidated statements of operations, cash flows and stockholders’ equity of the Company for the three months ended March 31, 2023 and March 31, 2022, and the related notes thereto (the “Unaudited Company Interim Financial Statements”, and together with the Audited Company Financial Statements, the “Company Financial Statements”). The Company Financial Statements, together with the notes thereto, (i) comply in all material respects with the accounting requirements and with the published rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) with respect thereto applicable to companies subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except to the extent disclosed therein or required by changes in GAAP), and (iii) fairly present, in all material respects, the financial position of the Company at the dates thereof and the results of the operations and cash flows of the Company for the respective periods indicated (subject, in the case of the Unaudited Company Interim Financial Statements, to normal recurring adjustments, none of which would be reasonably expected to result in, individually or in the aggregate, a Company Material Adverse Effect).

(b) The Company Financial Statements and each of the financial statements included (or incorporated by reference) in the Company SEC Reports (as hereinafter defined) (including the related notes, where applicable) fairly present in all material respects (subject, in the case of unaudited statements, to normal recurring adjustments, none of which would be reasonably expected to result in, individually or in the aggregate, a Company Material Adverse Effect) the results of the consolidated operations and changes in stockholders’ deficit and consolidated financial position of the Company for the respective fiscal periods or as of the respective dates therein set forth. Each of such financial statements (including the related notes, where applicable), complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such financial statements (including the related notes, where applicable) has been prepared in accordance with GAAP, as in effect on the date or for the period with respect to which such principles are applied, in all material respects consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 1-SA. The Company has no off-balance sheet arrangements that are not disclosed in the Company SEC Reports or the Company Financial Statements. The books and records of the Company have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) The Company has established and maintains a system of internal accounting policies and controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s authorization; (ii) all income and expense items are in all material respects properly recorded for the relevant periods in accordance with the policies maintained by the Company; and (iii) financial statements and reports for external purposes are prepared in accordance with GAAP (“Internal Controls”). The Company has not identified in writing and has not received written or, to the Knowledge of the Company (as defined below), oral notice from an independent auditor of (x) any significant deficiency or material weakness in its system of Internal Controls, (y) any facts that, in their totality, reasonably constitute fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the Internal Controls utilized by the Company, or (z) any claim or allegation regarding any of the foregoing. There are no significant deficiencies or material weaknesses in the design or operation of the Internal Controls over financial reporting that would reasonably be expected to adversely affect, in a material manner, the Company’s ability to record, process, summarize and report financial information, and, to the Knowledge of the Company, there are no facts that, in their totality, reasonably constitute fraud committed by the Company or any of its Affiliates, the management of the Company or any other Person, which actual and intentional common law fraud involves the Company or its management, employees, assets or operations.

(d) The Company’s independent auditor is an independent registered public accounting firm within the meaning of the Securities Act and the applicable rules and regulations adopted by the SEC.

(e) There are no outstanding loans or other extensions of credit made by the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

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4.6 SEC Filings.

(a) The Company is an “issuer” as that term is defined under 17 CFR Part 227. The Company is not subject to the periodic reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(b) Except as set forth on Section 4.6(b) of the Company Disclosure Letter, the Company has timely furnished or filed all forms, reports, statements, registration statements, prospectuses, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be furnished or filed by it with the SEC pursuant to the Securities Act or the Exchange Act since January 1, 2021 (collectively, the “Company SEC Reports”). Each of the Company SEC Reports, as amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Company SEC Reports, each as in effect on the date so filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such subsequent filing). None of the Company SEC Reports contained, when filed or, if amended or supplemented prior to the date hereof, as of the date of such amendment or supplement, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Reports is subject to ongoing SEC review or investigation.

4.7 Broker’s Fees. Except as set forth on Section 4.7 of the Company Disclosure Letter, neither the Company nor any of its respective officers or directors on behalf of the Company, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

4.8 Absence of Certain Changes or Events. Except as set forth on Section 4.8 of the Company Disclosure Letter, from January 1, 2023 to the date of this Agreement:

(a) No event has occurred which has had or would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as contemplated by this Agreement or permitted under Section 6.2, the Company has carried on its business in all material respects in the ordinary course of business, and the Company has not engaged in any material transaction that was not in the ordinary course of business consistent with past practice.

(c) There has been no incident of damage, destruction or loss of any property owned by the Company or used in the operation of its business, whether or not covered by insurance, having a replacement cost or fair market value in excess of $100,000.

(d) Without limiting the generality of the foregoing, the Company has not taken any action that would have been prohibited by Section 6.1 or Section 6.2 if it had been taken after the date hereof and prior to the Closing Date.

4.9 Legal Proceedings.

(a) Except as set forth in Section 4.9 of the Company Disclosure Letter, the Company is not a party to any, and there are no pending or, to the Knowledge of the Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions, judgements or governmental or regulatory investigations of any nature, or other proceedings at law or in equity, (i) against the Company or any of the Company’s properties or assets that would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement. “Knowledge of the Company” means the actual knowledge of the directors and executive officers of the Company listed in Section 4.9(a) of the Company Disclosure Letter. The directors and executive officers of the Company listed in Section 4.9(a) of the Company Disclosure Letter shall not be deemed to have knowledge (actual, constructive or otherwise) of any fact, event, condition or occurrence known or deemed to be known by any other Person other than as expressly set forth in the foregoing sentence.

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(b) As of the date of this Agreement, neither the Company nor any of its businesses or properties are subject to or bound by any injunction, order, judgment, decree or regulatory restriction of any Governmental Entity specifically imposed upon the Company, or the properties or assets of the Company, which would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

4.10 Taxes.

(a) (i) The Company has (A) duly and timely filed (including pursuant to applicable extensions granted without penalty) all Tax Returns (as defined below) required to be filed by it, and such Tax Returns are true, correct and complete in all material respects, and (B) timely paid all Taxes (as defined below) due and payable by it (including Taxes required to be withheld by it and regardless of whether shown as due on such Tax Returns), or, in the case of Taxes not yet due and payable, established an adequate accrual in accordance with GAAP on the Company Financial Statements for the payment of all such Taxes (excluding any accrual for deferred Taxes established to reflect timing differences between book and Tax income); and (ii) there are no liens, charges, encumbrances, adverse rights or claims and security interests whatsoever (“Liens”) for Taxes upon the assets of the Company except for statutory liens for current Taxes not yet due or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which reserves adequate in accordance with GAAP have been provided.

(b) Except as set forth in Section 4.10 of the Company Disclosure Letter, there are no disputes, audits, examinations, investigations or proceedings pending or threatened in writing in respect of any Taxes or Tax Returns of the Company, and the Company is not a party to any litigation or administrative proceeding relating to Taxes, in each case, other than in respect of matters for which adequate reserves have been established in accordance with GAAP.

(c) The Company will not be required, as a result of a change in accounting method, an installment sale or an open transaction for, or during, a Tax period beginning on or before the Effective Time, to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law) in taxable income for any Tax period beginning on or after the Effective Time, or to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period beginning on or after the Effective Time.

(d) The Company (i) is not a party to any Tax allocation, sharing or indemnity contract or arrangement, (ii) has not been a member of an “affiliated group” (other than a group the common parent of which is the Company) filing a consolidated federal income Tax Return, and (iii) does not have any liability for Taxes of any Person (other than the Company) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or non-U.S. law, or as a transferee or successor, by contract or otherwise.

(e) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) has been entered into by or with respect to the Company.

(f) The Company has not been a “distributing corporation” or a “controlled corporation” in any distribution occurring during the last two years prior to the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(g) The Company has not granted any waiver of any federal, state, local or non-U.S. statute of limitations with respect to, or granted any extension of a period of time for the assessment or payment of, any Tax, which waiver or extension has not since expired.

(h) The Company has not “participated”, within the meaning of Treasury Regulations Section 1.6011-4(c)(3), in any of the transactions described in Treasury Regulations Section 1.6011-4(b)(2), (3), (4), (5) or (6).

(i) The Company has not taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that prevents, or would reasonably be expected to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(j) At all times since the date of its formation, the Company has been classified as an association taxable as a corporation for U.S. federal income tax purposes.

(k) The Company operates at least one significant historic business line within the meaning of Treasury Regulations Section 1.368-1(d).

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(l) Other than in the ordinary course of business, the Company has neither made any significant distributions or redemptions, nor sold or disposed of any of its assets, in each case prior to and as part of the same plan as contained in this Agreement or otherwise in connection with the Merger.

(m) As used herein, “Taxes” shall mean all taxes, levies or other assessments imposed by any United States federal, state, local or non-U.S. taxing authority, including income, excise, property, sales, use, transfer, franchise, payroll, withholding, social security, gross receipts, license, capital stock, profits, environmental, customs, duties, employment, unemployment, disability, value added, alternative minimum, estimated or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes, including any interest or penalties attributable thereto.

(n) As used herein, “Tax Return” shall mean any return, report, information return or other document (including any related or supporting information) required to be filed with any taxing authority with respect to Taxes, including all information returns relating to Taxes of third parties, any claims for refunds of Taxes and any amendments or supplements to any of the foregoing.

4.11 Employee Benefit Plans.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth a true and complete list or description of each employee welfare benefit plan and employee pension benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Sections 3(1) and 3(2), each other compensation, consulting, employment agreement, each stock option, stock purchase, stock appreciation right, other stock based, life, health, disability or other insurance or benefit, bonus, deferred or incentive compensation, severance or separation, profit sharing, retirement, or other employee benefit plan, practice, policy or arrangement of any kind (whether oral or written, qualified or nonqualified, funded or unfunded, and including any that have been frozen or terminated) covering current or former employees, directors, officers, individual consultants, workers or independent contractors of the Company which the Company maintains or is required to contribute to or for which the Company has any actual or contingent liability (including due to a Company ERISA Affiliate (as defined below)) as of the date of this Agreement (collectively, the “Company Benefit Plans”) and separately identifies each Company Benefit Plan that is sponsored or maintained by Paychex Inc. (the “PEO” and each such Company Benefit Plan, a “PEO Plan”). Copies of the Company Benefit Plan documents (and, if applicable, related trust or funding agreements, insurance policies and service provider agreements) and all amendments not already incorporated thereto and written descriptions if not reduced to a written document, have been made available to Parent together with the most recent annual report (Form 5500 including, if applicable, all schedules thereto) required to be filed, the most recent summary plan description, the most recent IRS determination letter or opinion letter issued with respect to any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and in respect of any Company Benefit Plan all non-routine correspondence and documents filed with any Governmental Entity in the last three years.

(b) Neither the Company nor any entity that would have ever been considered as a single employer with the Company or part of the same “controlled group” as the Company for purposes of Section 414(b), (c), (m) or (o) of the Code (a “Company ERISA Affiliate”) has ever sponsored, maintained, contributed to or been required to contribute to, or had any actual or contingent liability under, any Company Benefit Plan that (i) is a “multiemployer plan” as defined in Sections 3(37) of ERISA, (ii) is subject to the funding requirements of Section 412 of the Code or Title IV of ERISA, (iii) is a “welfare benefit plan” as defined in Section 3(1) of ERISA that provides for post-retirement medical, life insurance or other welfare-type benefits to any former employees of the Company (other than as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or under a similar state law regarding medical continuation coverage), (iv) is a “multiple employer plan” as defined in Section 413(c) of the Code or (v) is a “multiple employer welfare arrangement” within the meaning of 3(40)(A) of ERISA.

(c) The Company Benefit Plans and their related trusts intended to qualify under Sections 401(a) and 501(a) of the Code are subject to a favorable determination or opinion letter from the IRS (or are entitled to rely on such a letter issued to the provider of a master, prototype, volume submitter or similar plan) and, to the Knowledge of the Company, nothing has occurred that is expected to result in the revocation of such qualified status by the IRS.

(d) The Company Benefit Plans (other than the PEO Plans), and to the Knowledge of the Company, the PEO Plans, have been maintained and administered in all material respects in accordance with their terms and applicable laws.

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(e) As of the date of this Agreement, there are no suits, actions, disputes, claims (other than routine claims for benefits in the ordinary course) or arbitrations, or any audits, examinations or administrative proceedings before any Governmental Entity pending or, to the Knowledge of the Company, threatened, with respect to any Company Benefit Plan (other than any PEO Plan) or any related trust or other funding medium thereunder or with respect to the Company in its capacity as the plan sponsor or fiduciary thereof, and to the extent relating to current or former employees of the Company, any PEO Plan; to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims. No Company Benefit Plan is currently the subject of a submission under IRS Employee Plans Compliance Resolution System, nor under the Department of Labor’s Delinquent Filer Voluntary Compliance Program, and the Company does not anticipate any such submission of any Company Benefit Plan.

(f) Neither the Company nor, to the Knowledge of the Company, any fiduciary, trustee or administrator of any Company Benefit Plan or Company ERISA Affiliate, has engaged in, or in connection with the transactions contemplated by this Agreement will engage in, any transaction that would be a non-exempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(g) The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in a “partial termination” of any Company Benefit Plan within the meaning of Section 411(d)(3) of the Code.

(h) All contributions required to be made under the terms of any Company Benefit Plan, or applicable law, with respect to any period ending prior to the date of this Agreement have been paid or have been timely accrued on the audited financial statements to the extent required by GAAP, and none of the Company Benefit Plans has any material unfunded liabilities as of the date of this Agreement that are not so reflected in such audited financial statements.

(i) Each Company Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, (i) has at all times been operated in compliance in all respects with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder and (ii) either (A) has at all times been in a form which complies with the requirements of Section 409A of the Code or (B) has been timely amended under guidance issued pursuant to Section 409A of the Code so that its terms and provisions comply in all material respects with the requirements of Section 409A of the Code. No payment to be made under any Company Benefit Plan is, or to the Knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code.

(j) The per share exercise price of each Company Option is no less than the fair market value of a share of Company Common Stock on the date of grant of such Company Option, determined in a manner consistent with Section 409A of the Code.

(k) Each Company Benefit Plan maintained, sponsored or contributed to for the benefit of employees located outside the United States (each, a “Company Non-U.S. Plan”) (A) complies in all material respects with applicable law, (B) is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, to the extent such Company Non-U.S. Plan is intended to be funded and/or book-reserved, (C) has been registered to the extent required, and has been maintained in good standing with applicable governmental authorities, and (D) if intended to qualify for special Tax treatment, meets all requirements for such treatment. No Company Non-U.S. Plan contains or has ever contained a defined benefit provision or otherwise provided any defined benefit pensions. Neither the Company nor any of its respective agents or delegates, have breached any fiduciary obligation with respect to the administration or investment of any Company Non-U.S. Plan. None of the Company Non-U.S. Plans (other than pension plans) provide for retiree benefits or for benefits to retired employees or to the beneficiaries or dependents of retired employees. All employee data necessary to administer each Company Non-U.S. Plan in accordance with its terms and conditions and all applicable laws is in possession of the Company and such data is complete, correct, and in a form which is sufficient for the proper administration of such Company Non-U.S. Plan.

(l) The Company has, for purposes of each Company Benefit Plan and for all other purposes, correctly classified in all material respects all individuals performing services to the Company as common law employees, leased employees, or independent contractors, as applicable.

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(m) The execution and performance of this Agreement will not, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated by this Agreement), (i) constitute a stated triggering event under any Company Benefit Plan that will result in any payment (whether of severance pay or otherwise) becoming due to any employee of the Company or any Company ERISA Affiliate, (ii) accelerate the time of payment or vesting or increase the amount of compensation due under any Company Benefit Plan, (iii) cause any individual to accrue or receive additional benefits, service or accelerated rights to payment of benefits under any Company Benefit Plan, (iv) directly or indirectly cause the Company or any Company ERISA Affiliate to transfer or set aside any assets to fund or otherwise provide for benefits for any individual, (v) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any employee, director or consultant of the Company or any Company ERISA Affiliate or (vi) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code that could subject any Person to liability for Tax under Section 4999 of the Code or cause the loss of a deduction to the Company under Section 280G of the Code.

4.12 Compliance With Applicable Law.

(a) The Company holds all licenses, franchises, Permits and authorizations necessary for the lawful conduct of its businesses under and pursuant to, and has complied with and is not in violation under, any applicable law, statute, order, rule or regulation of any Governmental Entity relating to the Company, except where the failure to hold such license, franchise, Permit or authorization or such non-compliance or violation would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, and the Company has not received written notice of any violations of any of the above which, individually or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect.

(b) Except as set forth in Section 4.12 of the Company Disclosure Letter, the Company (i) is, and since January 1, 2020, has been, in compliance with (A) all written policies of the Company pertaining to the logical and physical security of electronic data stored or used by the Company (the “Company Privacy Policy”), and (B) all applicable laws pertaining to privacy, data protection, user data or Company Personal Information; and (ii) has implemented and maintained commercially reasonable administrative, technical and physical safeguards to protect such Company Personal Information against unauthorized access and use, in each case of clause (i) and (ii) except as would not, individually or in the aggregate, reasonably be likely to result in a Company Material Adverse Effect. There has been no loss, damage or unauthorized access, disclosure, use or breach of security of Company Personal Information maintained by or on behalf of the Company, except in each case as would not, individually or in the aggregate, reasonably be likely to result in a Company Material Adverse Effect. No Person (including any Governmental Entity) has made any written claim or commenced any action with respect to unauthorized access, disclosure or use of Company Personal Information maintained by or on behalf of any of the Company, except as would not, individually or in the aggregate, reasonably be likely to result in a Company Material Adverse Effect. None of (1) the execution, delivery, or performance of this Agreement or (2) the consummation of any of the transactions contemplated by this Agreement, including the Merger, will violate any Company Privacy Policy or any law pertaining to privacy, data protection user data or Company Personal Information, except in each case as would not, individually or in the aggregate, reasonably be likely to result in a Company Material Adverse Effect. “Company Personal Information” means all data or information controlled, owned, stored, used or processed by the Company regarding or capable of being associated with an individual person or device, including, but not limited to, (a) information that identifies, could be used to identify or is otherwise identifiable with an individual or a device or household, including name, physical address, telephone number, email address, financial information, financial account number or government-issued identifier, medical, health, or insurance information, gender, date of birth, educational or employment information, and any other data used or intended to be used to identify, contact or precisely locate an individual (e.g., geolocation data), (b) information or data bearing on an individual person’s credit worthiness, credit standing, credit capacity, character, general reputation, personal characteristics or mode of living, (c) any data regarding an individual’s activities online or on a mobile device or other application (e.g., searches conducted, web pages or content visited or viewed), whether or not such information is directly associated with an identifiable individual, and (d) internet protocol addresses, device identifiers or other persistent identifiers. Company Personal Information also includes any information maintained in association with the foregoing information. Company Personal Information may relate to any individual, including a current, prospective or former customer or employee, and includes information in any form, including paper, electronic and other forms.

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4.13 Certain Contracts.

(a) As of the date hereof, other than set forth on Section 4.13(a) of the Company Disclosure Letter, the Company is not a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (ii) which restricts the rights of the Company to compete in any material respect in any line of business in any geographic area or with any Person, or which requires exclusive referrals of business or requires the Company to offer specified products or services to their customers on an exclusive basis, (iii) with or to a labor union or guild, trade union, labor organization, works council or other employee representative body covering any employee (including any collective bargaining agreement), (iv) which relates to the incurrence of indebtedness (other than capital leases) in the principal amount of $100,000 or more, (v) which grants any Person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of the Company, (vi) which involves the purchase of assets or interests, other than in the ordinary course of business, with a purchase price of $100,000 or more in any single case or $100,000 in all such cases, (vii) which involves the sale of assets, other than in the ordinary course of business, with a purchase price of $100,000 or more in any single case or $100,000 in all such cases, (viii) which involved payments by the Company in fiscal year 2022 of more than $100,000 or which would reasonably be expected to involve payments by the Company during fiscal year 2023 of more than $100,000. Each contract, arrangement, commitment or understanding of the type described in this Section 4.13(a), whether or not set forth in Section 4.13(a) of the Company Disclosure Letter, is referred to herein as a “Company Contract”, and the Company has not received written notice of any material violation of a Company Contract by any of the other parties thereto. The Company has made available to Parent (which requirement may be satisfied by posting such information in the online data room established by the Company prior to the date hereof) all contracts which involved payments by the Company in fiscal year 2022 of more than $100,000 or which would reasonably be expected to involve payments by the Company during fiscal year 2023 of more than $100,000 other than any such contract that is terminable at will on one-hundred twenty days or less notice without payment of a penalty in excess of $10,000, and other than any contract entered into on or after the date hereof that is permitted under the provisions of Section 6.2.

(b) Except as would not reasonably be expected to result in, either individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Contract is valid and binding on the Company and in full force and effect (other than due to the ordinary expiration of the term thereof), and, to the Knowledge of the Company, is valid and binding on the other parties thereto, in each case, as enforceability may be limited by the Bankruptcy and Equity Exceptions, (ii) the Company has in all material respects performed all obligations required to be performed by it to date under each Company Contract, and (iii) to the Knowledge of the Company, no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material default on the part of the Company under any such Company Contract.

4.14 Undisclosed Liabilities. Except for (a) liabilities that are fully reflected or reserved against on the most recent unaudited balance sheet included in the Unaudited Company Interim Financial Statements, (b) liabilities incurred since March 31, 2023, in the ordinary course of business consistent with past practice, (c) liabilities arising under the terms of (but not from any breach or default under) any agreement, contract, commitment, license, Permit, lease or other instrument or obligation that is either (x) disclosed in the Company Disclosure Letter or (y) not required to be so disclosed by the terms of this Agreement (and including any of the foregoing types of instruments or obligations that are entered into or obtained after the date of this Agreement, as long as such action does not result in a breach of this Agreement), (d) liabilities incurred pursuant to or in connection with this Agreement or the transactions contemplated hereby, or (e) liabilities that, individually or in the aggregate, do not exceed $100,000, the Company has no liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due).

4.15 Anti-Takeover Provisions. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Article 5, the Company Board has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby, including the Merger, the restrictions on business combinations set forth in Section 203 of the DGCL. To the Knowledge of the Company, no other state anti-takeover statute or regulation applies to this Agreement or any of the transactions contemplated hereby, including the Merger.

4.16 Company Information. None of the information relating to the Company provided or to be provided by the Company specifically in writing for inclusion in the Form S-4 (as defined below) or the Joint Proxy Statement/Prospectus (as defined below) will, in the case of the Form S-4, at the time it becomes effective under the

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Securities Act, and in the case of the Joint Proxy Statement/Prospectus, as of the date on which it is first mailed to Parent’s stockholders or at any time it is supplemented thereafter or at the time of the Parent Stockholder Meeting (as defined below), contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

4.17 Real Property.

(a) The Company does not own any real property.

(b) Section 4.17(b) of the Company Disclosure Letter sets forth the street addresses of all real property used or held for use in the business of the Company, which the Company leases, operates, occupies or subleases in connection with such business or upon which any tangible assets of the Company are located and all instruments, easements, leases, subleases, options and other material agreements (including all amendments thereto) creating any interest or right in the Company or any other party in any of the real property specifying the name of the lessor or sublessor (as applicable).

(c) The Company has delivered, or caused to be delivered, to Parent true, correct and complete copies of all leases, subleases, licenses or occupancy agreements, including all amendments, extensions, renewals, guaranties, terminations and modifications thereof relating to such leased properties (collectively, the “Company Real Property Leases”), and none of the Company Real Property Leases have been modified in any material respect, except to the extent that such modifications have been disclosed by the copies delivered to Parent.

4.18 Title to Property.

(a) Personal Property. The Company has good and valid title to, or a valid leasehold interest in, or with respect to licensed assets only, a valid license to use, all tangible personal property owned by them on the date hereof, free and clear of all Liens other than Company Permitted Liens (as defined below), except where the failure to have such title, valid leasehold or valid license would not reasonably be expected to result in, either individually or in the aggregate, a Company Material Adverse Effect. With respect to personal property used in the business of the Company, which is leased rather than owned, the Company is not in default under the terms of any such lease the loss of which would reasonably be expected to result in, either individually or in the aggregate, a Company Material Adverse Effect.

(b) Leased Property. All material leases of real property and all other leases material to the Company under which the Company, as lessee, leases real or personal property (the “Company Leased Real Property”) are valid and binding in accordance with their respective terms, there is not under such lease any material existing default by the Company or, to the Knowledge of the Company, the lessors thereunder, or any event which with notice or lapse of time would constitute such a default, and in the case of real estate leases the Company quietly enjoys the premises provided for in such lease except, in each case, as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to result in, in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, there does not exist any condemnation or eminent domain proceeding that affects any Company Leased Real Property.

(c) As used herein, “Company Permitted Liens” means (i) Liens disclosed in Section 4.18 of the Company Disclosure Letter, (ii) Liens for current Taxes not yet due and payable and other standard exceptions commonly found in title policies in the jurisdiction where the property is located, (iii) such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations, (iv) Liens imposed or promulgated by laws with respect to real property and improvements, including zoning regulations, (v) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business or (vi) Liens that would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

4.19 Insurance. The Company is insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent in accordance with industry practice (taking into account the cost and availability of such insurance), except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. Section 4.19 of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product

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liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company. Each such policy is outstanding and in full force and effect (other than due to the ordinary expiration of the term thereof) and each such policy will be renewed by the Company in the ordinary course. All premiums and other payments due under any such policy have been paid.

4.20 Environmental Liability. The Company has not received any written notice of any legal, administrative, arbitral or other proceedings, claims, actions, causes of action or, to the Knowledge of the Company, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that would reasonably be expected to result in the imposition, on the Company of any liability or obligation arising under common law standards relating to protection of the environment or human health, or under any local, state or federal environmental statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (collectively, “Environmental Laws”), which liability or obligation would reasonably be expected to result in a Company Material Adverse Effect. During, or, to the Knowledge of the Company, prior to the period of, (a) its ownership or operation of any of its respective current properties, (b) its participation in the management of any property, or (c) its holding of a security interest or other interest in any property, there were no releases or threatened releases of hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws in, on, under or affecting any such property which would reasonably be expected to result in a Company Material Adverse Effect. The Company is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third Person imposing any material liability or obligation pursuant to or under any Environmental Law that would reasonably be expected to result in a Company Material Adverse Effect. The Company is in compliance with all Environmental Laws, including possessing all material Permits required for its currently conducted operations under applicable Environmental Laws, except, in each case, for any such non-compliance that, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect. Notwithstanding any other provision of this Agreement to the contrary (including Section 4.12), the representations and warranties of the Company in this Section 4.20 constitute the sole representations and warranties of the Company with respect to any matter (including any liability) relating to Environmental Laws.

4.21 Intellectual Property.

(a) To the Knowledge of the Company, the Company and its Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent applications, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights, trade secrets, designs, domain names, lists, data, databases, processes, methods, schematics, technology, know-how, documentation, and other proprietary intellectual property rights and any such rights in computer programs (collectively, “Company Intellectual Property Rights”) as used in its business as presently conducted. All patents and pending patent applications, and registrations and applications for trademarks, copyrights and domain names within the Company Intellectual Property Rights are listed in Section 4.21 of the Company Disclosure Letter, except where the failure to have the right to use such Company Intellectual Property Rights, individually or in the aggregate, has not had and would not reasonably be expected to result in a Company Material Adverse Effect. No actions, suits or other proceedings are pending or, to the Knowledge of the Company, threatened that the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating the rights of any third party with respect to any Company Intellectual Property Rights, except for such infringement, misappropriation or violation that, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect. Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties of the Company in this Section 4.21 constitute the sole representations and warranties of the Company with respect to any matter (including any liability) relating to intellectual property matters.

4.22 Labor Matters.

(a) The Company is not a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization involving any employees of the Company, nor is the Company the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company to bargain with any labor organization as to wages or terms and conditions of employment, nor is there any strike or other material labor dispute involving its employees pending or, to the Knowledge of the Company, threatened, nor, to the Knowledge of the Company, is there any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

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(b) Except as set forth in Section 4.22(b) of the Company Disclosure Letter, as of the date of this Agreement, there is no written labor or employment- related charge, complaint or claim of any sort pending or, to the Knowledge of the Company, threatened, against the Company, or, to the Knowledge of the Company, with respect to the current and former employees of the Company, the PEO related to services provided on behalf of the Company, before any Governmental Entity.

(c) For the past three years, the Company has been and is in material compliance with (i) all applicable laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, harassment, non-discrimination in employment, workers’ compensation, unemployment compensation and the collection and payment of withholding or payroll Taxes and similar Taxes and (ii) all obligations of the Company under any employment agreement, consulting agreement, severance agreement, collective bargaining agreement or any similar employment or labor-related agreement or understanding, except, in each case, any such noncompliance that would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect. To the Knowledge of the Company, for the past three years, all independent contractors and consultants providing personal services to the Company have been properly classified as independent contractors for purposes of all applicable laws, including applicable laws with respect to employee benefits, and all employees of the Company have been properly classified under the Fair Labor Standards Act.

(d) For the past three years, the Company has, in all material respects, complied with all applicable laws, rules and regulations relating to labor, labor relations or employment, including, without limitation, any provisions thereof relating to equal employment opportunity, wages, hours, overtime regulation, employee safety and health, immigration control, drug testing, termination pay, vacation pay, fringe benefits, collective bargaining and the payment and/or accrual of the same and all Taxes, insurance and all other costs and expenses applicable thereto, and the Company is not liable for any arrearage, or any Taxes, costs or penalties for failure to comply with any of the foregoing.

4.23 Transactions with Affiliates. Except as set forth on Section 4.23 of the Company Disclosure Letter, as of the date of this Agreement, there are no transactions, agreements, arrangements or understandings between the Company, on the one hand, and any Affiliate of the Company, on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”).

4.24 No Additional Representations or Warranties. The Company acknowledges and agrees that (a) the Company and its advisors have made their own investigation of Parent, Merger Sub and Parent’s other Subsidiaries, (b) except for the representations and warranties of Parent and Merger Sub set forth in Article 5, the Company is not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Parent, Merger Sub or Parent’s other Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Parent and its Subsidiaries as conducted after the Closing or the accuracy or completeness of any information provided to the Company by Parent, Merger Sub, any of Parent’s other Subsidiaries, any of their respective Affiliates, or any of their respective directors, managers, officers, employees, equityholders, partners, members, managers or representatives and (c) the representations and warranties of Parent and Merger Sub set forth in Article 5 constitute the sole and exclusive representations and warranties of Parent and Merger Sub and all other representations and warranties of any kind or nature, whether oral or written, whether consisting of statements (or omissions) or information, whether direct or indirect and whether expressed or implied, of Parent, Merger Sub, any of Parent’s other Subsidiaries, any of their respective Affiliates, or any of their respective directors, managers, officers, employees, equityholders, partners, members, managers or representatives regarding Parent and Merger Sub or any of Parent’s other Subsidiaries are hereby expressly disclaimed by the Company.

5. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as expressly set forth in this Article 5, no representations and warranties are being made in this Agreement by Parent or Merger Sub with respect to any business of Parent or any of its Subsidiaries or their respective Affiliates other than the IIoT Business; notwithstanding the forgoing, this exception shall not apply to any representation or warranty expressly set forth in this Article 5 that relates to a liability or obligation of Parent, its Subsidiaries, Merger Sub or their respective Affiliates, that will survive the Closing without being transferred to and assumed by a third party pursuant to the Solutions Divestiture or Enterprise Apps Divestiture, even if such liability or obligation is in connection with a business other than other than the IIoT Business. Except (i) as set forth in the Disclosure Letter

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of Parent and Merger Sub delivered to the Company concurrently herewith (the “Parent Disclosure Letter”) (with specific reference to the Section of this Agreement to which the information stated in such Parent Disclosure Letter relates; provided that (x) disclosure in any section of such Parent Disclosure Letter shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable or relevant to such other Section and (y) the mere inclusion of an item in such Parent Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to result in a Parent Material Adverse Effect (as defined below)), or (ii) as set forth in Parent’s annual report on Form 10-K for the year ended December 31, 2022, filed with the SEC on April 17, 2023 (the “2022 Parent Annual Report”) or in Parent’s quarterly report on Form 10-Q for the quarter ended March 31, 2023 filed with the SEC on May 16, 2023 (the “2023 Parent Interim Report”), each as amended prior to the date hereof and including all exhibits thereto, Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company as follows:

5.1 Corporate Organization.

(a) Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Parent and Merger Sub each have all requisite corporate power and authority necessary to enable it to own, lease, operate or otherwise hold its properties and assets and to conduct its businesses as presently conducted. Parent and each of its Subsidiaries is duly qualified, licensed, or in good standing, as applicable, to do business in each jurisdiction where the nature of its business or the ownership, leasing, use or operation of its properties makes such qualification necessary, except where the failure to be so licensed, qualified or in good standing would not be material to Parent and its Subsidiaries, taken as a whole. As used in this Agreement, the term (1) “Parent Material Adverse Effect” means (i) a material adverse effect on the business, results of operations, financial condition or assets of Parent and its Subsidiaries taken as a whole, or (ii) a material adverse effect on Parent’s or Merger Sub’s ability to consummate the transactions contemplated hereby; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute a Parent Material Adverse Effect, or be taken into account in determining whether a Parent Material Adverse Effect has occurred: (A) any adverse change, effect, event or occurrence, state of facts or developments as a result of the public announcement or the pendency of this Agreement or the transactions contemplated hereby or any actions required to be taken (or refrained from being taken) in compliance herewith, including any action taken (or omitted to be taken) with the written consent of or at the written request of the Company, (B) any change in federal, state, non-U.S. or local law, regulations, policies or procedures, or interpretations thereof, GAAP or regulatory accounting requirements applicable or potentially applicable to the industries in which Parent or its Subsidiaries operate, (C) changes generally affecting the industries in which Parent or its Subsidiaries operate that are not specifically related to Parent and its Subsidiaries and do not have a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, (D) changes in general economic conditions or political conditions, or in the financial, credit or securities markets in general (including changes in the prevailing interest rates, exchange rates or stock, bond and/or debt prices) in the United States, in any region thereof, or in any non-U.S. or global economy that do not have a materially disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, (E) any attack on, or by, outbreak or escalation of hostilities or acts of terrorism (including cyberterrorism) involving, the United States, or any declaration of war by the United States Congress or any hurricane or other natural disaster, or epidemics, pandemics or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States), (F) any failure to meet financial projections, estimates or forecasts for any period (provided, however, that the underlying cause of such failure may, to the extent applicable, be considered in determining whether there has been a Parent Material Adverse Effect), (G) the taking of any action by Company or any of its Affiliates (including any breach of this Agreement committed thereby), (H) any matter set forth in the Parent Disclosure Letter; or (I) changes in the market price or trading volume of the Parent Common Stock on the Nasdaq Stock Market LLC (the “NASDAQ”) (it being understood that this clause (I) does not and shall not be deemed to apply to the underlying cause or causes of any such changes), and (J) any adverse change in the consolidated financial results of Parent that is not materially worse than Parent’s historic negative consolidated financial results and historic negative trends either (x) reflected in the 2022 Parent Annual Report or the 2023 Parent Interim Report or (y) discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2022 Parent Annual Report or 2023 Parent Interim Report. The term “Subsidiary” means, with respect to any Person, any significant subsidiary of such Person as defined in Article 1, Rule 1-02 of Regulation S-X promulgated pursuant to the Securities Act, and “Subsidiaries” means more than one such Subsidiary.

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(b) The copies of the articles/certificate of incorporation and bylaws of Parent and Merger Sub, and similar organizational documents of each of Parent’s Subsidiaries, which have previously been made available to the Company, are true, complete and correct copies of such documents as in effect as of the date of this Agreement. For purposes of this Agreement, all documents and other information posted in the online data room established by Parent prior to the date hereof shall be deemed to have been made available to the Company.

5.2 Capitalization.

(a) The authorized capital stock of Parent consists of 500,000,000 shares of Common Stock, par value $0.001 per share (“Parent Common Stock”), and 5,000,000 shares of preferred stock, par value $0.001 per share (“Parent Preferred Stock”), out of which Parent Preferred Stock, 10,415 shares were designated as Series 4 Convertible Preferred Stock, and 12,000 shares were designated as Series 5 Convertible Preferred Stock. As of the date of this Agreement, (i) there are 44,582,765 shares of Parent Common Stock outstanding, (ii) there is 1 share of Series 4 Convertible Preferred Stock outstanding, (iii) there is 1 share of Series 5 Convertible Preferred Stock outstanding, (iv) there are 55,383,809 shares of Parent Common Stock reserved for issuance pursuant to the Parent Stock Plans (of which 287,401 shares are subject to outstanding options to purchase shares of Parent Common Stock), (v) 153,846,260 shares of Parent Common Stock are reserved for issuance upon the exercise of the Parent Warrants, and (vi) 1 share of Parent Common Stock is held by Parent in treasury, and there are no other authorized equity interests of Parent or Merger Sub that are issued and outstanding. As of the date of this Agreement, other than as set forth in this Section 5.2(a) or in respect of Parent Permitted Issuances (as defined below) after the date of this Agreement, no shares of Parent Common Stock or Parent Preferred Stock were reserved or to be made available for issuance. All of the issued and outstanding shares of Parent Common Stock and Parent Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive or subscription rights, and have been offered, sold and issued in compliance in all material respects with applicable law, including federal and state securities laws, and all requirements set forth in the governing documents of Parent and any other applicable Parent Contracts (as defined below) governing the issuance of such securities. The Parent Warrants issued pursuant to that certain Warrant Purchase Agreement, dated May 15, 2023 (the “May 2023 Parent Warrant Purchase Agreement”), between Parent and the purchasers (“Purchasers”) listed therein (the “May 2023 Parent Warrants”) were issued in compliance in all material respects with applicable law, including federal and state securities laws, and all requirements set forth in the governing documents of Parent and any other applicable Parent Contracts (as defined below) governing the issuance of such securities. The May 2023 Parent Warrants, when issued, sold and delivered in accordance with the terms of the May 2023 Parent Warrant Purchase Agreement and for the consideration set forth therein, were validly issued and free from all Liens. Upon exercise in accordance with the May 2023 Parent Warrants, the shares of Parent Common Stock issuable upon exercise of the May 2023 Parent Warrants when issued will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights or Liens with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Parent Common Stock. As of the date of this Agreement, except (x) as set forth in Section 5.2(a) of the Parent Disclosure Letter, (y) pursuant to any cashless exercise provisions of any options or pursuant to the surrender of shares to Parent or the withholding of shares by Parent to cover tax withholding obligations under Parent’s stock plans and arrangements set forth in Section 5.2(a) of the Parent Disclosure Letter (collectively, and in each case as the same may be amended to the date hereof, the “Parent Stock Plans”), and (z) as set forth elsewhere in this Section 5.2(a), Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, scrip, rights to subscribe to, purchase rights, conversion rights, exchange rights, equity appreciation rights, phantom stock, profits participation, calls, commitments or agreements of any character (A) calling for the purchase, sale, repurchase, redemption or issuance of any shares of Parent Common Stock, Parent Preferred Stock or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock or Parent Preferred Stock (including any rights plan or agreement) or (B) providing a counterparty with redeemable or contingent common stock or a guaranteed return. Section 5.2(a) of the Parent Disclosure Letter sets forth a true, complete and correct list of the aggregate number of shares of Parent Common Stock issuable upon the exercise of each stock option granted under the Parent Stock Plans that are outstanding as of the date of this Agreement and the exercise price for each such stock option. Since March 31, 2023, Parent has not (x) issued or repurchased any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than upon the exercise of employee stock options granted prior to such date and disclosed in this Section 5.2(a) or pursuant to the surrender of shares to Parent or the withholding of shares by Parent to cover tax withholding obligations under the Parent Stock Plans, or (y) issued or awarded any options, restricted shares or other equity-based awards under the Parent Stock Plans. No Person has any right to cause Parent or any Subsidiary to effect the registration under the Securities Act of any securities of Parent or any Subsidiary.

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(b) Upon exercise in accordance with the May 2023 Parent Warrants, the shares of Parent Common Stock issuable upon exercise of the May 2023 Parent Warrants, did not, or will not, as applicable, (i) result in a violation of the governing documents of Parent or any of its Subsidiaries, or any securities instruments of Parent or any of its Subsidiaries, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which Parent or any of its Subsidiaries is a party, or (iii) result in a violation of any applicable law, rule, regulation, order, judgment or decree (including, without limitation, foreign, federal and state securities laws and regulations and the rules and regulations of NASDAQ and including all applicable foreign, federal and state laws, rules and regulations) applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Parent Material Adverse Effect.

(c) None of Parent, its Subsidiaries or any of their affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of the May 2023 Parent Warrants under the Securities Act, whether through integration with prior offerings or otherwise, or cause the offering of the May 2023 Parent Warrants to require approval of stockholders of Parent for purposes of the Securities Act or under any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of Parent are listed or designated for quotation, except such stockholder approval as is required for the exercise of the May 2023 Parent Warrants at the applicable “Alternative Exercise Price” (as defined therein). None of Parent, its Subsidiaries, their affiliates nor any Person acting on their behalf will take any action or steps that would require registration of the issuance of the May 2023 Parent Warrants under the Securities Act or cause the offering of the May 2023 Parent Warrants to be integrated with other offerings of securities of Parent; provided; however, Parent is required to file, and has filed, a registration statement under the Securities Act registering the resale of the shares of Parent Common Stock issuable upon exercise of the May 2023 Parent Warrants, pursuant to Section 4.16 of the Warrant Purchase Agreement, dated May 15, 2023, among Parent and the purchasers of the May 2023 Parent Warrants.

(d) The Purchasers (i) acquired the May 2023 Parent Warrants, and (ii) upon exercise of its May 2023 Parent Warrants (other than pursuant to any cashless exercise will acquire the Parent Common Stock issuable upon exercise thereof, in each case, for their own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws, except pursuant to sales registered or exempted under the 1933 Act. The Purchasers do not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the May 2023 Parent Warrants or the Parent Common Stock issuable upon exercise thereof in violation of applicable securities laws.

(e) Section 5.2(b) of the Parent Disclosure Letter sets forth a true and complete list of all holders, as of the date hereof, of outstanding Parent Warrants, indicating as applicable, with respect to each Parent Warrant then outstanding, the number of shares of Parent Common Stock subject to such Parent Warrant, the date of grant, put rights, cashless exercise, exercise price, exercise price adjustments, vesting schedule, and expiration thereof, and whether (and to what extent) such Parent Warrant will be accelerated or otherwise adjusted in any way by the consummation of the Merger and the other transactions contemplated by this Agreement.

(f) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share, 1,000 which are issued and outstanding and are owned, of record and beneficially, solely by Parent. Other than as set forth in this Section 5.2(f), no shares of Merger Sub capital stock were reserved or to be made available for issuance.

(g) Section 5.2(g) of the Parent Disclosure Letter lists the name, jurisdiction of organization, authorized and outstanding shares of capital stock and record and beneficial owners of such capital stock for each Subsidiary of Parent. Except as set forth in Section 5.2(g) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries own, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable for, any equity or similar interest in, any corporation, partnership, joint venture or other similar business association or entity (other than its wholly-owned Subsidiaries), with respect to which securities Parent or any of its Subsidiaries has invested (and currently owns) or is required to invest $100,000 or more, other than tradable investment securities. Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other

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equity interests in each of Parent’s Subsidiaries free and clear of any Liens and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, and have been offered, sold and issued in compliance with applicable law, including federal and state securities laws, and all requirements set forth in the governing documents of each Subsidiary of Parent and any other applicable contracts governing the issuance of such securities. Neither Parent nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, repurchase, sale, redemption or issuance of any shares of capital stock or any other equity security of any Subsidiary of Parent or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of any such Subsidiary. There are no restrictions on Parent with respect to voting the stock of any Subsidiary of Parent.

(h) “Parent Permitted Issuances” means any issuance by Parent after the date of this Agreement and prior to the Effective Time of shares of Parent Common Stock, including pursuant to an at-the-market offering, or derivative Parent securities that by their terms automatically will be converted into or exercised or exchanged for shares of Parent Common Stock prior to the Effective Time, or, if not subject to such automatic conversion, exercise or exchange, subject to prior written approval of the Company, Parent derivative securities issued pursuant to one or more capital raising transactions or in consideration of cancellation of indebtedness; provided, however, that Parent Permitted Issuances shall not include any issuance of shares of any class or series of capital stock by Parent that has preferential rights or privileges as to dividends, distributions, liquidation, dissolution, winding up, redemption, repurchase or any other rights that create a preference relative to the Parent Common Stock.

5.3 Authority; No Violation.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Parent Required Vote and the accuracy of the representations and warranties of the Company set forth in this Agreement, to consummate the transactions contemplated hereby. The Board of Directors of Parent (the “Parent Board”) has unanimously duly adopted resolutions (at a duly called, noticed and held meeting or by unanimous consent in lieu of a meeting) (i) determining that this Agreement and the transactions contemplated by this Agreement, including the Merger and the Parent Stock Issuance, are advisable for and in the best interests of Parent and its stockholders, (ii) recommending that the stockholders of Parent approve the Parent Stock Issuance (the recommendation contemplated by this clause (ii) being referred to as the “Parent Recommendation”), and (iii) submitting the Parent Stock Issuance to Parent’s stockholders for approval. None of the aforesaid actions by the Parent Board has been amended, rescinded or modified as of the date of this Agreement. Except for the approval of the Parent Stock Issuance, the Parent Reverse Split (as defined below) and the Parent Authorized Shares Increase (as defined below) by the requisite affirmative vote of holders of shares of the Parent Common Stock (the “Parent Required Vote”), no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and on or prior to the Closing, the other documents to which each of Parent and Merger Sub is a party contemplated hereby will be, duly and validly executed and delivered by Parent and Merger Sub, and this Agreement (assuming due authorization, execution and delivery by the Company) constitutes, and on or prior to the Closing, the other documents to which each of Parent and Merger Sub is a party contemplated hereby will constitute, a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforcement may be limited by the Bankruptcy and Equity Exceptions.

(b) Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the transactions contemplated hereby, including the Merger and the Parent Stock Issuance, will (i) violate any provision of the articles/certificate of incorporation or bylaws of Parent or Merger Sub or any of the similar governing documents of any of Parent’s Subsidiaries or (ii) assuming that the consents, approvals and filings referred to in Section 5.4 are duly obtained or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, Merger Sub or any of Parent’s Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of, or require redemption or repurchase or otherwise require the issuance, purchase or sale of any securities under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent, Merger Sub or any of Parent’s Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent, Merger Sub or any of Parent’s Subsidiaries

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is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or other events which either individually or in the aggregate would not reasonably be expected to result in a Parent Material Adverse Effect.

5.4 Consents and Approvals. No Consents of or from, or filings or registrations with, any Governmental Entity or with any third Person are necessary in connection with the execution and delivery by Parent or Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the transactions contemplated hereby, including the Merger and the Parent Stock Issuance, except for (a) such Consents set forth in Section 5.4 of the Parent Disclosure Letter, (b) any Consents from, or registrations, declarations, notices or filings made to or with any Governmental Entity (other than with respect to securities, antitrust, competition, trade regulation or similar laws), or any Consents from Parent stockholders, in each case as may be required in connection with this Agreement, the Merger, the Parent Stock Issuance, the Parent Reverse Split or the Parent Authorized Shares Increase, or the other transactions contemplated by this Agreement, (c) the filing with the SEC of the Form S-4 and the Joint Proxy Statement/Prospectus as well as any other filings required to be made with the SEC pursuant to the Securities Act or the Exchange Act, (d) the filing of the Certificate of Merger with the Delaware Secretary pursuant to the DGCL, (e) such filings and approvals as may be required to be made under the state blue sky or securities laws or various states in connection with the Parent Stock Issuance, (f) such filings as may be required to (i) cause the shares of Parent Common Stock to be issued pursuant to the Parent Stock Issuance to be approved for listing on the NASDAQ and the shares of Parent Common Stock generally to be approved for initial listing on the NASDAQ under NASDAQ Listing Rule 5110(a) and (ii) if required by the NASDAQ, receive all necessary approval for the Merger and the other transactions contemplated by this Agreement under NASDAQ Listing Rules 5635 and 5110(a), (g) other consents or approvals of, or filings or registrations with, any Governmental Entity or third parties, and (h) such other Consents which if not obtained or made would not be reasonably expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

5.5 SEC Filings. Parent has timely furnished or filed all forms, reports, statements, registration statements, prospectuses, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be furnished or filed by it with the SEC pursuant to the Securities Act or the Exchange Act since January 1, 2021 (collectively, the “Parent SEC Reports”). None of Parent’s Subsidiaries is required to file or furnish reports with the SEC pursuant to the Exchange Act. Each of the Parent SEC Reports, as amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Parent SEC Reports, each as in effect on the date so filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such subsequent filing). None of the Parent SEC Reports contained, when filed or, if amended or supplemented prior to the date hereof, as of the date of such amendment or supplement, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Reports. To the Knowledge of Parent, as of the date hereof, none of the Parent SEC Reports is subject to ongoing SEC review or investigation. “Knowledge of Parent” means the actual knowledge of the directors and executive officers of Parent listed in Section 5.5 of the Parent Disclosure Letter. The directors and executive officers of Parent listed in Section 5.5 of the Parent Disclosure Letter shall not be deemed to have knowledge (actual, constructive or otherwise) of any fact, event, condition or occurrence known or deemed to be known by any other Person other than as expressly set forth in the foregoing sentence.

5.6 Financial Statements.

(a) Each of the financial statements included (or incorporated by reference) in the Parent SEC Reports (including the related notes, where applicable), other than (i) the unaudited pro forma condensed consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2022 and September 30, 2022 and unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2022 and the nine months ended September 30, 2022, each of which gives effect to KINS Technology Group Inc.’s acquisition of Parent’s enterprise apps business in exchange for the issuance of shares of capital stock of KINS Technology Group Inc. pursuant to the KINS Merger Agreement (as defined below) (the “Enterprise Apps Divestiture”), and (ii) the unaudited pro forma financial statements in connection with the KINS Merger Agreement filed (A) as Exhibit 99.1 to Parent’s Current Report on Form 8-K on October 18, 2022, (B) with Parent’s Annual Report on Form 10-K for the year ended December 31, 2022, and (C) as Exhibit 99.1 to Parent’s Current Report on Form 8-K filed on March 20, 2023, fairly present in all

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material respects (subject, in the case of the unaudited statements, to normal recurring adjustments, none of which would be reasonably expected to result in, individually or in the aggregate, a Parent Material Adverse Effect) the results of the consolidated operations and changes in stockholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth. Each of such financial statements (including the related notes, where applicable), complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such financial statements (including the related notes, where applicable) has been prepared in accordance with GAAP, as in effect on the date or for the period with respect to which such principles are applied, in all material respects consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Reports. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

(b) Parent (i) has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) and internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act), including to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities and to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of the Parent Board (or Persons performing the equivalent functions) (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of Parent as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(c) From January 1, 2021 to the date of this Agreement, (i) neither Parent nor any Subsidiary of Parent nor, to the Knowledge of Parent (as defined below), any director, officer, auditor, accountant or representative of Parent or any of the Subsidiaries of Parent has received any written complaint, allegation, assertion or claim that Parent or any of the Subsidiaries of Parent has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls relating to Parent and the Subsidiaries of Parent, taken as a whole, and (ii) no attorney representing Parent or any Subsidiary of Parent has made a report to Parent’s chief legal officer, chief executive officer or Board of Directors (or any committee thereof) pursuant to the SEC’s Standards of Professional Conduct for Attorneys (17 CFR Part 205).

5.7 Broker’s Fees. Except as set forth in Section 5.7 of the Parent Disclosure Letter, neither Parent, Merger Sub nor any of Parent’s Subsidiaries, nor any of their respective officers or directors on behalf of Parent or any of Parent’s Subsidiaries, has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

5.8 Absence of Certain Changes or Events. From January 1, 2023 to the date of this Agreement, except with respect to the Enterprise Apps Divestiture or as contemplated by the Solutions Divestiture:

(a) no event has occurred which has had or would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect;

(b) except as contemplated by this Agreement or permitted under Section 6.2, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business, and neither Parent nor any of its Subsidiaries has engaged in any material transaction that was not in the ordinary course of business consistent with past practice;

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(c) there has been no incident of damage, destruction or loss of any property owned by Parent or any of its Subsidiaries or used in the operation of their businesses, whether or not covered by insurance, having a replacement cost or fair market value in excess of $100,000; and

(d) without limiting the generality of the foregoing, neither Parent nor any of its Subsidiaries has taken any action that would have been prohibited by Section 6.1 or Section 6.2 if it had been taken after the date hereof and prior to the Closing Date.

5.9 Legal Proceedings.

(a) Except as set forth on Section 5.9 of the Parent Disclosure Letter, neither Parent, Merger Sub nor any of Parent’s Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Parent, threatened, legal, administrative, arbitral or other proceedings, claims, actions, judgements or governmental or regulatory investigations of any nature, or other proceedings at law or in equity, (i) against Parent, Merger Sub, any of Parent’s Subsidiaries or any such party’s respective properties or assets that would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree or regulatory restriction of any Governmental Entity specifically imposed upon Parent, Merger Sub or any of their respective Subsidiaries or the assets of Parent, Merger Sub, any of their respective Affiliates, or any properties or assets of an such party, which has resulted in or would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

5.10 Taxes.

(a) (i) Each of Parent and its Subsidiaries has (A) duly and timely filed (including pursuant to applicable extensions granted without penalty) all Tax Returns required to be filed by it, and such Tax Returns are true, correct and complete in all material respects, and (B) timely paid all Taxes due and payable by it (including taxes required to be withheld by it and regardless of whether shown as due on such Tax Returns), or, in the case of Taxes not yet due and payable, established an adequate accrual in accordance with GAAP on its financial statements for the payment of all such Taxes (excluding any accrual for deferred Taxes established to reflect timing differences between book and Tax income); and (ii) there are no Liens for Taxes upon the assets of either Parent or its Subsidiaries except for statutory liens for current Taxes not yet due or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which reserves adequate in accordance with GAAP have been provided.

(b) There are no disputes, audits, examinations, investigations or proceedings pending or threatened in writing in respect of any Taxes or Tax Returns of Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries is a party to any litigation or administrative proceeding relating to Taxes, in each case, other than in respect of matters for which adequate reserves have been established in accordance with GAAP.

(c) Neither Parent nor any of its Subsidiaries will be required, as a result of a change in accounting method, an installment sale or an open transaction for, or during, a Tax period beginning on or before the Effective Time, to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law) in taxable income for any Tax period beginning on or after the Effective Time, or to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period beginning on or after the Effective Time.

(d) Neither Parent nor any of its Subsidiaries (i) is a party to any Tax allocation, sharing or indemnity contract or arrangement, (ii) has been a member of an “affiliated group” (other than a group the common parent of which is Parent) filing a consolidated federal income Tax Return, or (iii) has any liability for Taxes of any Person (other than Parent and its Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or non-U.S. law, or as a transferee or successor, by contract or otherwise.

(e) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) has been entered into by or with respect to Parent or any of its Subsidiaries.

(f) Neither Parent nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in any distribution occurring during the last two years prior to the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

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(g) Neither Parent nor any of its Subsidiaries has granted any waiver of any federal, state, local or non-U.S. statute of limitations with respect to, or granted any extension of a period for the assessment or payment of, any Tax, which waiver or extension has not since expired.

(h) Neither Parent nor any of its Subsidiaries has “participated”, within the meaning of Treasury Regulations Section 1.6011-4(c)(3), in any of the transactions described in Treasury Regulations Section 1.6011-4(b)(2), (3), (4), (5) or (6).

(i) Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that prevents, or would reasonably be expected to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(j) Except as set forth in Section 5.10(j) of the Parent Disclosure Letter, neither Parent, Merger Sub nor any of Parent’s Subsidiaries has, or has ever had, a permanent establishment or other fixed place of business in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.

(k) Each of Parent, Merger Sub and Parent’s Subsidiaries is registered for the purposes of sales Tax, use Tax, transfer Taxes, value added Taxes or any similar Tax in all jurisdictions where it is required by law to be so registered, and has complied in all material respects with all laws relating to such Taxes.

(l) At all times since the date of its formation, Merger Sub has been classified as an association taxable as a corporation for U.S. federal income tax purposes and in each state where Merger Sub does business or is required to file Tax Returns.

(m) Parent intends to continue at least one significant historic business line of the Company, or to use at least a significant portion of the Company’s historic business assets in a business, in each case within the meaning of Treasury Regulations Section 1.368-1(d).

(n) Parent has not taken any action, or failed to take any action, that would cause the Surviving Company not to hold substantially all of Merger Sub’s properties after the Merger within the meaning of Treasury Regulations Section 1.368-2(j)(3)(iii).

(o) The Parent Common Stock used as Merger Consideration constitutes “voting stock” within the meaning of Section 368(a)(2)(E) of the Code and Treasury Regulation Section 1.368-2(j)(3)(i).

5.11 Employee Benefit Plans.

(a) Section 5.11(a) of the Parent Disclosure Letter sets forth a true and complete list or description of each employee welfare benefit plan and employee pension benefit plan within the meaning of ERISA, Sections 3(1) and 3(2), each other compensation, consulting, employment agreement, each stock option, stock purchase, stock appreciation right, other stock based, life, health, disability or other insurance or benefit, bonus, deferred or incentive compensation, severance or separation, profit sharing, retirement, or other employee benefit plan, practice, policy or arrangement of any kind (whether oral or written, qualified or nonqualified, funded or unfunded, and including any that have been frozen or terminated) covering current or former employees, directors, officers, individual consultants, workers or independent contractors of Parent or the Subsidiaries which Parent or the Subsidiaries maintain or are required to contribute to or for which Parent or its Subsidiaries has any actual or contingent liability (including due to a Parent ERISA Affiliate (as defined below)) as of the date of this Agreement (collectively, the “Parent Benefit Plans”). Copies of the Parent Benefit Plan documents (and, if applicable, related trust or funding agreements, insurance policies and service provider agreements) and all amendments not already incorporated thereto and written descriptions if not reduced to a written document, have been made available to Parent together with the most recent annual report (Form 5500 including, if applicable, all schedules thereto) required to be filed, the most recent summary plan description, the most recent IRS determination letter or opinion letter issued with respect to any Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and in respect of any Parent Benefit Plan all non-routine correspondence and documents filed with any Governmental Entity in the last three years.

(b) Neither Parent nor any entity that would have ever been considered as a single employer with Parent or part of the same “controlled group” as Parent for purposes of Section 414(b), (c), (m) or (o) of the Code (a “Parent ERISA Affiliate”) has ever sponsored, maintained, contributed to or been required to contribute to, or had

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any actual or contingent liability under, any Parent Benefit Plan that (i) is a “multiemployer plan” as defined in Sections 3(37) of ERISA, (ii) is subject to the funding requirements of Section 412 of the Code or Title IV of ERISA, (iii) is a “welfare benefit plan” as defined in Section 3(1) of ERISA that provides for post-retirement medical, life insurance or other welfare-type benefits to any former employees of Parent (other than as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or under a similar state law regarding medical continuation coverage), (iv) is a “multiple employer plan” as defined in Section 413(c) of the Code or (v) is a “multiple employer welfare arrangement” within the meaning of 3(40)(A) of ERISA.

(c) The Parent Benefit Plans and their related trusts intended to qualify under Sections 401(a) and 501(a) of the Code are subject to a favorable determination or opinion letter from the IRS (or are entitled to rely on such a letter issued to the provider of a master, prototype, volume submitter or similar plan) and, to the Knowledge of Parent, nothing has occurred that is expected to result in the revocation of such qualified status by the IRS.

(d) The Parent Benefit Plans have been maintained and administered in all material respects in accordance with their terms and applicable laws.

(e) As of the date of this Agreement, there are no suits, actions, disputes, claims (other than routine claims for benefits in the ordinary course) or arbitrations, or any audits, examinations or administrative proceedings before any Governmental Entity pending or, to the Knowledge of Parent, threatened, with respect to any Parent Benefit Plan or any related trust or other funding medium thereunder or with respect to Parent in its capacity as the plan sponsor or fiduciary thereof, and to the Knowledge of Parent, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims. No Parent Benefit Plan is currently the subject of a submission under IRS Employee Plans Compliance Resolution System, nor under the Department of Labor’s Delinquent Filer Voluntary Compliance Program, and Parent does not anticipate any such submission of any Parent Benefit Plan.

(f) Neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any fiduciary, trustee, or administrator of any Parent Benefit Plan or Parent ERISA Affiliate, has engaged in, or in connection with the transactions contemplated by this Agreement will engage in, any transaction that would be a non-exempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(g) The execution of this Agreement and the consummation of the transaction contemplated by this Agreement will not result in a “partial termination” of any Parent Benefit Plan within the meaning of Section 411(d)(3) of the Code.

(h) All contributions required to be made under the terms of any Parent Benefit Plan, or applicable law, with respect to any period ending prior to the date of this Agreement have been paid or have been timely accrued on the audited financial statements to the extent required by GAAP, and none of the Parent Benefit Plans has any material unfunded liabilities as of the date of this Agreement that are not so reflected in such audited financial statements.

(i) Each Parent Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, (i) has at all times been operated in compliance in all respects with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder and (ii) either (A) has at all times been in a form which complies with the requirements of Section 409A of the Code or (B) has been timely amended under guidance issued pursuant to Section 409A of the Code so that its terms and provisions comply in all material respects with the requirements of Section 409A of the Code. No payment to be made under any Parent Benefit Plan is, or to the Knowledge of Parent, will be, subject to the penalties of Section 409A(a)(1) of the Code.

(j) The per share exercise price of each Parent Equity Award providing for an option to purchase shares of Parent Common Stock is no less than the fair market value of a share of Parent Common Stock on the date of grant of such Parent Equity Award, determined in a manner consistent with Section 409A of the Code.

(k) Each Parent Benefit Plan maintained, sponsored or contributed to for the benefit of employees located outside the United States (each, a “Parent Non-U.S. Plan”) (A) complies in all material respects with applicable law, (B) is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, to the extent such Parent Non-U.S. Plan is intended to be funded and/or book-reserved, (C) has been registered to the extent required, and has been maintained in good standing with applicable governmental authorities, and (D) if intended to qualify for special Tax treatment, meets all requirements for such treatment. No Parent Non-U.S. Plan contains or has ever contained a defined benefit provision or otherwise provided any defined benefit pensions. Neither Parent nor

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any of its Subsidiaries, nor any of their respective agents or delegates, have breached any fiduciary obligation with respect to the administration or investment of any Parent Non-U.S. Plan. None of the Parent Non-U.S. Plans (other than pension plans) provide for retiree benefits or for benefits to retired employees or to the beneficiaries or dependents of retired employees. All employee data necessary to administer each Parent Non-U.S. Plan in accordance with its terms and conditions and all applicable laws is in possession of Parent and its Subsidiaries and such data is complete, correct, and in a form which is sufficient for the proper administration of such Parent Non-U.S. Plan.

(l) Parent and its Subsidiaries have, for purposes of each Parent Benefit Plan and for all other purposes, correctly classified in all material respects all individuals performing services to Parent and/or its Subsidiaries as common law employees, leased employees, or independent contractors, as applicable.

(m) The execution and performance of this Agreement will not, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated by this Agreement), except as set forth in Section 5.11(m) of the Parent Disclosure Letter, (i) constitute a stated triggering event under any Parent Benefit Plan that will result in any payment (whether of severance pay or otherwise) becoming due to any employee of Parent, its Subsidiaries or any Parent ERISA Affiliate, (ii) accelerate the time of payment or vesting or increase the amount of compensation due under any Parent Benefit Plan, (iii) cause any individual to accrue or receive additional benefits, service or accelerated rights to payment of benefits under any Parent Benefit Plan, (iv) directly or indirectly cause Parent, its Subsidiaries or any Parent ERISA Affiliate to transfer or set aside any assets to fund or otherwise provide for benefits for any individual, (v) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any employee, director or consultant of Parent, its Subsidiaries or any Parent ERISA Affiliate or (vi) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code that could subject any Person to liability for Tax under Section 4999 of the Code or cause the loss of a deduction to Parent or any of its Subsidiaries under Section 280G of the Code.

5.12 Compliance With Applicable Law.

(a) Parent and each of its Subsidiaries hold all Permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to, and have complied with and are not in violation under, any applicable law, statute, order, rule or regulation of any Governmental Entity relating to Parent or any of its Subsidiaries, except where the failure to hold such Permit or such non-compliance or violation would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect, and neither Parent nor any of its Subsidiaries has received written notice of any violations of any of the above which, individually or in the aggregate, would reasonably be expected to result in a Parent Material Adverse Effect.

(b) Parent and each of its Subsidiaries (i) is, and since January 1, 2020, has been, in compliance with (A) all written policies of Parent and each of its Subsidiaries pertaining to the logical and physical security of electronic data stored or used by Parent or any of its Subsidiaries (the “Parent Privacy Policy”), and (B) all applicable laws pertaining to privacy, data protection, user data or Parent Personal Information; and (ii) has implemented and maintained commercially reasonable administrative, technical and physical safeguards to protect such Parent Personal Information against unauthorized access and use, in each case of clause (i) and (ii) except as would not, individually or in the aggregate, reasonably be likely to result in a Parent Material Adverse Effect. There has been no loss, damage or unauthorized access, disclosure, use or breach of security of Parent Personal Information maintained by or on behalf of Parent or any of its Subsidiaries, except in each case as would not, individually or in the aggregate, reasonably be likely to result in a Parent Material Adverse Effect. No Person (including any Governmental Entity) has made any written claim or commenced any action with respect to unauthorized access, disclosure or use of Parent Personal Information maintained by or on behalf of any of Parent or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be likely to result in a Parent Material Adverse Effect. None of (1) the execution, delivery, or performance of this Agreement or (2) the consummation of any of the transactions contemplated by this Agreement, including the Merger, will violate any Parent Privacy Policy or any law pertaining to privacy, data protection user data or Parent Personal Information, except in each case as would not, individually or in the aggregate, reasonably be likely to result in a Parent Material Adverse Effect. “Parent Personal Information” means all data or information controlled, owned, stored, used or processed by Parent or any of its Subsidiaries regarding or capable of being associated with an individual person or device, including, but not limited to, (a) information that identifies, could be used to identify or is otherwise identifiable with an individual or a device or household, including name, physical address, telephone number, email address, financial information, financial account number or government-issued identifier, medical, health, or insurance information, gender, date of birth, educational or employment information, and any other data used

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or intended to be used to identify, contact or precisely locate an individual (e.g., geolocation data), (b) information or data bearing on an individual person’s credit worthiness, credit standing, credit capacity, character, general reputation, personal characteristics or mode of living, (c) any data regarding an individual’s activities online or on a mobile device or other application (e.g., searches conducted, web pages or content visited or viewed), whether or not such information is directly associated with an identifiable individual, and (d) internet protocol addresses, device identifiers or other persistent identifiers. Parent Personal Information also includes any information maintained in association with the foregoing information. Parent Personal Information may relate to any individual, including a current, prospective or former customer or employee, and includes information in any form, including paper, electronic and other forms.

(c) Since the enactment of the Sarbanes-Oxley Act, Parent has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Except as set forth in Section 5.12(c) of the Parent Disclosure Letter, Parent is in compliance with the applicable listing standards of the NASDAQ, including those related to corporate governance.

5.13 Certain Contracts.

(a) As of the date hereof, other than as set forth on Section 5.13(a) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries is a party to, bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (ii) which restricts the rights of Parent or any of its Subsidiaries to compete in any material respect in any line of business in any geographic area or with any Person, or which requires exclusive referrals of business or requires Parent or any of its Subsidiaries to offer specified products or services to their customers on an exclusive basis, (iii) with or to a labor union, guild, trade union, labor organization, works council or other employee representative body covering any employee (including any collective bargaining agreement), (iv) which relates to the incurrence of indebtedness (other than capital leases) in the principal amount of $100,000 or more, (v) which grants any Person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of Parent or its Subsidiaries, (vi) which involves the purchase of assets or interests, other than in the ordinary course of business, with a purchase price of $100,000 or more in any single case or $100,000 in all such cases, (vii) which involves the sale of assets, other than in the ordinary course of business, with a purchase price of $100,000 or more in any single case or $100,000 in all such cases, or (viii) which involved payments by Parent or any of its Subsidiaries in fiscal year 2022 of more than $100,000 or which would reasonably be expected to involve payments by Parent or any of its Subsidiaries during fiscal year 2023 of more than $100,000. Each contract, arrangement, commitment or understanding of the type described in this Section 5.13(a), whether or not set forth in Section 5.13(a) of the Parent Disclosure Letter, is referred to herein as a “Parent Contract”, and neither Parent nor any of its Subsidiaries has received written notice of any material violation of a Parent Contract by any of the other parties thereto. Parent has made available to the Company (which requirement may be satisfied by posting such information in the online data room established by Parent prior to the date hereof) the Agreement and Plan of Merger, dated as of September 25, 2022, by and among Parent, KINS Technology Group Inc., CXApp Holding Corp. and KINS Merger Sub Inc. (the “KINS Merger Agreement”), the Separation and Distribution Agreement dated as of September 25, 2022, among KINS Technology Group Inc., Parent, CXApp Holding Corp. and Design Reactor, Inc. (the “Separation and Distribution Agreement”), and all contracts which involved payments by Parent or any of its Subsidiaries in fiscal year 2022 of more than $100,000 or which would reasonably be expected to involve payments by Parent or any of its Subsidiaries during fiscal year 2023 of more than $100,000 other than any such contract that is terminable at will on one-hundred twenty days or less notice without payment of a penalty in excess of $10,000, and other than any contract entered into on or after the date hereof that is permitted under the provisions of Section 6.2.

(b) Except as would not reasonably be expected to result in, either individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Contract is valid and binding on Parent and in full force and effect (other than due to the ordinary expiration of the term thereof), and, to the Knowledge of Parent, is valid and binding on the other parties thereto, in each case, as enforceability may be limited by the Bankruptcy and Equity Exceptions, (ii) Parent and each of its Subsidiaries have in all material respects performed the respective obligations required to be performed by them to date under each Parent Contract, and (iii) to the Knowledge of Parent, no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material default on the part of Parent or any of its Subsidiaries under any such Parent Contract.

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5.14 Customers/Vendors.

(a) Section 5.14(a) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, the top twenty customers of the IIoT Business (based on revenue during the trailing twelve months for the period ending December 31, 2022) (the “Parent Top Customers”).

(b) Section 5.14(b) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, the top fifteen (15) vendors of the IIoT Business (based on aggregate payments made during the trailing twelve months for the period ending December 31, 2022) (the “Parent Top Vendors”).

(c) Except as set forth on Section 5.14(c) of the Parent Disclosure Letter, none of the Parent Top Customers or Parent Top Vendors has, as of the date of this Agreement, informed in writing any of Parent or any of its Subsidiaries that it will, or, to the Knowledge of Parent, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with Parent or any of its Subsidiaries (other than due to the expiration of an existing contractual arrangement), and to the Knowledge of Parent, none of the Parent Top Customers or Parent Top Vendors is, as of the date of this Agreement, otherwise involved in or has threatened in writing a material dispute against Parent or any of its Subsidiaries or their respective businesses.

5.15 Undisclosed Liabilities. Except for (a) liabilities that are fully reflected or reserved against on the audited consolidated balance sheet of Parent as of March 31, 2023 included in the 2023 Parent Interim Report, (b) liabilities incurred since March 31, 2023 in the ordinary course of business consistent with past practice, (c) liabilities arising under the terms of (but not from any breach or default under) any agreement, contract, commitment, Permit, lease or other instrument or obligation that is either (x) disclosed in the Parent Disclosure Letter or (y) not required to be so disclosed by the terms of this Agreement (and including any of the foregoing types of instruments or obligations that are entered into or obtained after the date of this Agreement, as long as such action does not result in a breach of this Agreement), (d) liabilities incurred pursuant to or in connection with this Agreement or the transactions contemplated hereby, or (e) liabilities that, individually or in the aggregate, do not exceed $100,000, neither Parent nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due).

5.16 Environmental Liability. Neither Parent nor any of its Subsidiaries has received any written notice of any legal, administrative, arbitral or other proceedings, claims, actions, causes of action or, to the Knowledge of Parent, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that would reasonably be expected to result in the imposition, on Parent or any of its Subsidiaries of any liability or obligation arising under Environmental Laws, which liability or obligation would reasonably be expected to result in a Parent Material Adverse Effect. During, or, to the Knowledge of Parent, prior to the period of, (a) its or any of its Subsidiaries’ ownership or operation of any of their respective current properties, (b) its or any of its Subsidiaries’ participation in the management of any property, or (c) its or any of its Subsidiaries’ holding of a security interest or other interest in any property, there were no releases or threatened releases of hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws in, on, under or affecting any such property which would reasonably be expected to result in a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third Person imposing any material liability or obligation pursuant to or under any Environmental Law that would reasonably be expected to result in a Parent Material Adverse Effect. Parent and its Subsidiaries are in compliance with all Environmental Laws, including possessing all material Permits required for its currently conducted operations under applicable Environmental Laws, except, in each case, for any such non-compliance that, individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Effect. Notwithstanding any other provision of this Agreement to the contrary (including Section 5.12), the representations and warranties of Parent in this Section 5.16 constitute the sole representations and warranties of Parent with respect to any matter (including any liability) relating to Environmental Laws.

5.17 Intellectual Property. To the Knowledge of Parent, Parent and its Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent applications, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights, trade secrets, designs, domain names, lists, data, databases, processes, methods, schematics, technology, know-how, documentation, and other proprietary intellectual property rights and any such rights in computer programs (collectively, the “Parent Intellectual Property Rights”) as used in their business as presently conducted. All patents and pending patent applications, and registrations and applications for trademarks, copyrights and domain names within the Parent Intellectual Property Rights are listed

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in Section 5.17 of the Parent Disclosure Letter, except where the failure to have the right to use such Parent Intellectual Property Rights, individually or in the aggregate, has not had and would not reasonably be expected to result in a Parent Material Adverse Effect. No actions, suits or other proceedings are pending or, to the Knowledge of Parent, threatened that Parent or any of its Subsidiaries is infringing, misappropriating or otherwise violating the rights of any third-party with respect to any Parent Intellectual Property Rights, except for such infringement, misappropriation or violation that, individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Effect. To the Knowledge of Parent, no third-party is infringing, misappropriating or otherwise violating the Parent Intellectual Property Rights owned by Parent. Notwithstanding any other provision of this Agreement to the contrary, the representations and warranties of Parent in this Section 5.17 constitute the sole representations and warranties of Parent with respect to any matter (including any liability) relating to intellectual property matters.

5.18 Labor Matters.

(a) Neither Parent nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization involving any employees of Parent, nor is Parent or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Parent or any such Subsidiary to bargain with any labor organization as to wages or terms and conditions of employment, nor is there any strike or other material labor dispute involving its or any of its Subsidiaries’ employees pending or, to the Knowledge of Parent, threatened, nor, to the Knowledge of Parent, is there any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(b) As of the date of this Agreement, there is no written labor or employment- related charge, complaint or claim of any sort against Parent or any Subsidiary of Parent pending or, to the Knowledge of Parent, threatened, before any Governmental Entity.

(c) For the past three years, Parent and its Subsidiaries have been and are in material compliance with (i) all applicable laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, harassment, non-discrimination in employment, workers’ compensation, unemployment compensation and the collection and payment of withholding or payroll Taxes and similar Taxes and (ii) all obligations of Parent and the Parent’s Subsidiaries under any employment agreement, consulting agreement, severance agreement, collective bargaining agreement or any similar employment or labor-related agreement or understanding, except, in each case, any such noncompliance that would not, individually or in the aggregate, have, or would reasonably be expected to have, a Parent Material Adverse Effect. To the Knowledge of Parent, for the past three years, all independent contractors and consultants providing personal services to Parent and its Subsidiaries have been properly classified as independent contractors for purposes of all applicable laws, including applicable laws with respect to employee benefits, and all employees of Parent and its Subsidiaries domiciled in the United States have been properly classified under the Fair Labor Standards Act.

(d) For the past three years, Parent and its Subsidiaries have, in all material respects, complied with all applicable laws, rules and regulations relating to labor, labor relations or employment, including, without limitation, any provisions thereof relating to equal employment opportunity, wages, hours, overtime regulation, employee safety and health, immigration control, drug testing, termination pay, vacation pay, fringe benefits, collective bargaining and the payment and/or accrual of the same and all Taxes, insurance and all other costs and expenses applicable thereto, and neither Parent nor any of its Subsidiaries is liable for any arrearage, or any Taxes, costs or penalties for failure to comply with any of the foregoing.

(e) Except as set forth on Section 5.18(e) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries is or has been (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or any other applicable law requiring affirmative action or other employment-related actions for government contractors or subcontractors, or (iii) otherwise required to maintain an affirmative action plan.

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5.19 Real Property.

(a) Neither Parent nor any of its Subsidiaries owns any real property.

(b) Section 5.19(b) of the Parent Disclosure Letter sets forth the street addresses of all real property used or held for use in the business of Parent or any of its Subsidiaries, which Parent or any of its Subsidiaries leases, operates, occupies, or subleases in connection with such business or upon which any tangible assets of Parent or any of its Subsidiaries are located and all instruments, easements, leases, subleases, options and other material agreements (including all amendments thereto) creating any interest or right in Parent or any of its Subsidiaries or any other party in any of the real property specifying the name of the lessor or sublessor (as applicable).

(c) Parent has delivered, or caused to be delivered, to the Company true, correct and complete copies of all leases, subleases, licenses or occupancy agreements, including all amendments, extensions, renewals, guaranties, terminations and modifications thereof relating to such leased properties (collectively, the “Parent Real Property Leases”), and none of the Parent Real Property Leases have been modified in any material respect, except to the extent that such modifications have been disclosed by the copies delivered to the Company.

5.20 Title to Property.

(a) Personal Property. Parent and its Subsidiaries have good and valid title to, or a valid leasehold interest in, or with respect to licensed assets only, a valid license to use, all tangible personal property owned by them on the date hereof, free and clear of all Liens other than Parent Permitted Liens (as defined below), except where the failure to have such title, valid leasehold or valid license would not reasonably be expected to result in, either individually or in the aggregate, a Parent Material Adverse Effect. With respect to personal property used in the business of Parent and its Subsidiaries which is leased rather than owned, neither Parent nor any Subsidiary thereof is in default under the terms of any such lease the loss of which would reasonably be expected to result in, either individually or in the aggregate, a Parent Material Adverse Effect.

(b) Leased Property. All material leases of real property and all other leases material to Parent and its Subsidiaries under which Parent or a Subsidiary, as lessee, leases real or personal property (the “Parent Leased Real Property”) are valid and binding in accordance with their respective terms, there is not under such lease any material existing default by Parent or such Subsidiary or, to the Knowledge of Parent, the lessors thereunder, or any event which with notice or lapse of time would constitute such a default, and in the case of real estate leases Parent or such Subsidiary quietly enjoys the premises provided for in such lease except, in each case, as would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to result in, in the aggregate, a Parent Material Adverse Effect, to the Knowledge of Parent, there does not exist any condemnation or eminent domain proceeding that affects any Parent Leased Real Property.

(c) As used herein, “Parent Permitted Liens” means (i) Liens disclosed in Section 5.20 of the Parent Disclosure Letter, (ii) Liens for current Taxes not yet due and payable and other standard exceptions commonly found in title policies in the jurisdiction where the property is located, (iii) such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations, (iv) Liens imposed or promulgated by laws with respect to real property and improvements, including zoning regulations, (v) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business or (vi) Liens that would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

5.21 Transactions with Affiliates. As of the date of this Agreement, there are no, and there are not and have not been since January 1, 2022, any transactions, or series of related transactions, agreements or understandings that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed at the times they would be required to be disclosed pursuant to the Securities Act and the rules and regulations promulgated thereunder in the Parent SEC Reports.

5.22 Insurance. Parent and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Parent reasonably has determined to be prudent in accordance with industry practice (taking into account the cost and availability of such insurance), except as would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect. Section 5.22 of the Parent Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product liability,

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workers’ compensation, and other forms of insurance held by, or for the benefit of, Parent and/or its Subsidiaries. Each such policy is outstanding and in full force and effect (other than due to the ordinary expiration of the term thereof), and each such policy will be renewed by Parent in the ordinary course. All premiums and other payments due under any such policy have been paid.

5.23 Parent Information. None of the information relating to Parent and its Subsidiaries (including Merger Sub) in the Form S-4 or the Joint Proxy Statement/Prospectus will, in the case of the Form S-4, at the time it becomes effective under the Securities Act, and in the case of the Joint Proxy Statement/Prospectus, as of the date on which it is first mailed to the Parent’s stockholders or at any time it is supplemented thereafter or at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Form S-4 and the Joint Proxy Statement/Prospectus (except for such portions thereof as they relate only to the Company or any of its Subsidiaries) will comply as to form in all material respects with the Exchange Act.

5.24 No Business Activities by Merger Sub. All of the outstanding capital stock of Merger Sub is owned by Parent. Merger Sub is not a party to any contract and has not conducted any activities other than in connection with the organization of such Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub has no Subsidiaries.

5.25 Ownership of Company Common Stock; No Other Agreements. Neither Parent, Merger Sub nor any of their respective Subsidiaries or, to the Knowledge of Parent, any of their respective Affiliates or associates (as such term is defined under the Exchange Act) (a) beneficially owns, directly or indirectly, or (b) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in case of either clause (a) or (b), any Company Common Stock, in each case, except in accordance with this Agreement, including the Merger. None of Parent, Merger Sub, or any of their respective Subsidiaries or, to the Knowledge of Parent, any of their respective Affiliates or associates (as such term is defined under the Exchange Act) has entered into any contract or agreement with any officer or director of the Company in connection with the transactions contemplated by this Agreement.

5.26 Anti-Takeover Provisions. Assuming the accuracy of the representations and warranties of Company set forth in Article 4, the Parent Board has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby, including the Merger, the restrictions on business combinations set forth in Sections 78.411 through 78.444 of the Nevada Revised Statutes. To the Knowledge of Parent, no other state anti-takeover statute or regulation applies to this Agreement or any of the transactions contemplated hereby, including the Merger.

5.27 Sufficiency of Assets. Except as would not be expected to be material to Parent and its Subsidiaries, taken as a whole, the assets, rights, properties and interests owned, leased or licensed by Parent and its Subsidiaries following the Enterprise Apps Divestiture and the Solutions Divestiture, together with the assets, rights, properties and interests to be provided pursuant to this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby or any other transitionary arrangements between CXApp Holding Corp., Parent, KINS Technology Group Inc., the ultimate acquiror or acquirors of the Shoom, SAVES and GYG lines of business, or any of their respective Affiliates, in the aggregate, include all of the assets, rights, properties and interests used in and necessary to conduct the IIoT Business in substantially the same manner as conducted prior to the Enterprise Apps Divestiture and the Solutions Divestiture.

5.28 No Additional Representation or Warranties. Parent and Merger Sub acknowledge and agree that (a) Parent and its advisors have made their own investigation of the Company, (b) except for the representations and warranties of the Company set forth in Article 4, Parent and Merger Sub are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company, the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Company as conducted after the Closing or the accuracy or completeness of any information provided to Parent or Merger Sub by the Company, any of its Affiliates, or any of their respective directors, managers, officers, employees, equityholders, partners, members, managers or representatives and (c) the representations and warranties of the Company set forth in Article 4 constitute the sole and exclusive representations and warranties of the Company and all other representations and warranties of any kind or nature, whether oral or written, whether

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consisting of statements (or omissions) or information, whether direct or indirect and whether expressed or implied, of the Company, any of its Affiliates, or any of their respective directors, managers, officers, employees, equityholders, partners, members, managers or representatives regarding the Company are hereby expressly disclaimed by Parent and Merger Sub.

6. COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1 Conduct of Business of the Company and Parent Prior to the Effective Time. Except as expressly contemplated or permitted by this Agreement, including pursuant to Section 6.2, or as required by applicable law, rule or regulation, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, each of Parent and the Company shall, and Parent shall cause its Subsidiaries to, (a) conduct its business in the ordinary course and (b) use commercially reasonable efforts to maintain and preserve substantially intact its business organization and the goodwill of those having business or other third-party relationships with it, including any Governmental Entity, and retain the services of its present officers and key employees.

6.2 Company and Parent Forbearances. Except (i) as set forth in Section 6.2 of the Company Disclosure Letter or Section 6.2 of the Parent Disclosure Letter, as applicable, (ii) as expressly contemplated or permitted by this Agreement, (iii) as required by applicable law, rule or regulation, or by any Governmental Entity, (iv) as required by a Company Benefit Plan, Parent Benefit Plan or any agreement in effect on the date hereof of which the Company or Parent, as applicable, has been notified and provided a true and correct copy prior to the date of this Agreement, or (v) with the prior written consent of the Company or Parent, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company or Parent shall not, as applicable, Parent shall not permit any of its Subsidiaries to:

(a) (i) adjust, split, combine or reclassify its capital stock, (ii) set any record or payment dates for the payment of any dividends or distributions on its capital stock or make, declare or pay any dividend or make any other distribution on any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except by Parent in connection with the Solutions Divestiture and except that a wholly-owned Subsidiary of Parent may declare and pay dividends or distributions to its parent and other wholly-owned Subsidiaries, (iii) directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock (except, (A) with respect to the Company, pursuant to the exercise of stock options or vesting of restricted Company Common Stock outstanding as of the date hereof or permitted to be issued under this Section 6.2, (B) with respect to Parent, pursuant to the exercise or vesting of Parent Equity Awards outstanding as of the date hereof or permitted to be issued under this Section 6.2, or (C) with respect to the Company or Parent, as applicable, pursuant to the surrender of shares to the Company or to Parent, as applicable, or the withholding of shares by the Company or by Parent, as applicable, to cover tax withholding obligations or to pay any applicable exercise price under the Company Stock Plans or the Parent Stock Plans, as applicable), or (iv) other than Parent Permitted Issuances or Company Permitted Issuances, as applicable, or the conversion of the Company Convertible Notes, the exercise of the Company Warrants, the conversion of Parent Preferred Stock outstanding on the date hereof, the exercise of the Parent Warrants, the exercise of outstanding stock options or vesting or settlement of awards under the equity incentive plans outstanding as of the date hereof, or pursuant to the Transaction Bonus Plans, grant any stock appreciation rights or grant any Person any right to acquire any shares of its capital stock, or issue, or commit to issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale grant, disposition, pledge or other encumbrance of, any additional shares of capital stock, any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any additional shares of capital stock, or any other securities in respect of, in lieu of, or in substitution for, any shares of its capital stock outstanding on the date of this Agreement;

(b) sell, transfer, mortgage, encumber or otherwise dispose of any of its material assets or material properties to any Person (other than a direct wholly-owned Subsidiary), by merger, consolidation, asset sale or other business combination (including formation of a joint venture) or cancel, release or assign any indebtedness to any such Person or any claims held by any such Person, in each case, except (i) in the ordinary course of business consistent with past practice, including sales of repossessed assets, (ii) dispositions of obsolete or worthless assets, (iii) sales of loans, receivables and other assets in the ordinary course of business consistent with past practice, (iv) sales of immaterial assets which involve the sale of assets with a purchase price of $250,000 or less in any single case or $250,000 in all such cases, and (v) in connection with the Solutions Divestiture;

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(c) make any investment or acquisition, by purchase or other acquisition of stock or other equity interests, by merger, consolidation, asset purchase or other business combination, or by contributions to capital; or make any material purchases of any property or assets, in or from any other Person other than a wholly-owned Subsidiary, except (i) as otherwise permitted by this Section 6.2, (ii) other acquisitions in the ordinary course of business and, in any case, involving consideration in an aggregate amount not in excess of (x) with respect to the Company, $1,000,000, or (y) with respect to Parent, $1,000,000, or (iii) in connection with the Solutions Divestiture;

(d) enter into, renew, extend, amend or terminate any contract, lease or agreement that is or would be a Company Contract or a Parent Contract, except in the ordinary course of business consistent with past practice or in connection with the Solutions Divestiture;

(e) other than general pay increases, including in connection with promotions, made in the ordinary course of business consistent with past practice, for employees, directors or independent contractors generally, the payment of the Transaction Bonuses or adoption of the Transaction Bonus Plans (as defined below), an amendment to the employment agreement of Parent’s Chief Financial Officer substantially in the form provided by Parent to the Company prior to the date of this Agreement, or as may be provided by any agreement in effect on the date hereof (true and correct copies of which have been delivered to the Company or to Parent, as applicable, prior to the date of this Agreement), (i) increase, or commit to increase, the compensation or severance payable (including by granting or increasing the rate or terms of any salary, bonus, pension or other compensation except pursuant to the terms of any Company Benefit Plan or Parent Benefit Plan), (ii) pay any severance other than in the ordinary course of business consistent with past practice or (iii) except as may be required, or advisable, to comply with applicable law or contract, amend, establish or enter into any Company Benefit Plan or Parent Benefit Plan, as applicable, or other pension, retirement, profit-sharing, severance, retention or welfare benefit plan or agreement or incentive or employment, agreement with or for the benefit of any employee, director or independent contractor or accelerate the vesting of any stock options or other stock-based compensation;

(f) amend its certificate or articles of incorporation, bylaws or similar governing documents or similar organizational documents of any Subsidiary, except for any amendment of Parent’s articles of incorporation required to effect the Parent Name Change and the Parent Reverse Split or any amendment of Parent’s articles of incorporation increasing the authorized Parent Common Stock sufficient to enable the Parent Stock Issuance and issuance of Parent Common Stock upon exercise of the Assumed Company Warrants and the Assumed Company Options and conversion of the Denehy Note (as defined below) (a “Parent Authorized Shares Increase”);

(g) enter into any new material line of business outside of its existing business;

(h) assign, transfer, lease, cancel, fail to renew or fail to extend any material Permit issued by any Governmental Entity;

(i) incur any indebtedness for borrowed money, issue any debt securities (in each case, other than Parent Permitted Issuances or Company Permitted Issuances) or assume, guarantee or endorse or otherwise become responsible for the obligations of another Person, or make any loans, advances of capital contributions to, or investments in, any other Person, in each case, except in the ordinary course of business consistent with past practice or in connection with the Solutions Divestiture;

(j) make or change any material Tax election or settle or compromise any material Tax liability of the Company or of Parent, as applicable, or with respect to Parent, any of its Subsidiaries; amend any Tax Returns; or enter into any closing agreement, surrender in writing any right to claim a Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment;

(k) make any material changes in its accounting methods or method of Tax accounting, practices or policies, except as may be required under applicable law, rule, regulation or GAAP;

(l) effect or permit, with respect to the Company or Parent, as applicable, and with respect to Parent, any of its Subsidiaries, a “plant closing” or “mass layoff”, as such terms are defined under the Worker Adjustment and Retraining Act of 1988, as amended;

(m) account for, manage or treat accounts receivable (including accelerating the collection thereof) or accounts payable (including delaying the payment thereof) in any manner other than in the in the ordinary course of business consistent with past practice;

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(n) except as permitted by this Agreement, take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Section 8.1, 8.2 or 8.3 not being satisfied; or

(o) agree to, or make any commitment to, take or announce any of the actions prohibited by this Section 6.2.

6.3 Parent Reverse Split. The parties agree Parent may undertake a reverse stock split within a ratio range as set forth in the Notice of Special Meeting of Stockholders to be held on August 3, 2023, or any adjournment or postponement thereof, set forth in the Schedule 14A filed with the SEC on July 3, 2023, or a reverse stock split in such ratio or within any other ratio range set forth in a subsequent notice of meeting of Parent stockholders or, if stockholder approval is not required under applicable law, a reverse stock split in such ratio as the Parent Board may determine in its discretion, without approval by the Company only to the extent such reverse stock split ratio is determined by Parent or NASDAQ to be necessary in order to satisfy the continued or initial listing requirements of NASDAQ, and any greater reverse stock split ratio proposed by Parent shall require approval by the Company prior to implementation (the “Parent Reverse Split”).

7. ADDITIONAL AGREEMENTS

7.1 Parent Name Change. Parent shall amend its articles of incorporation to change the name of Parent effective upon the Effective Time to XTI Aerospace, Inc. (the “Parent Name Change”).

7.2 Notice of Parent Permitted Issuance and Company Permitted Issuance. From the date of this Agreement until the Closing, each of Parent and the Company promptly shall provide advance written notice to each other of any Company Permitted Issuances or Parent Permitted Issuances, as the case may be, and, only with respect to the issuance by the Company or Parent of any derivative securities requiring the other’s consent pursuant to the definition of Company Permitted Issuances or Parent Permitted Issuances, as the case may be, obtain the other’s advance written consent thereto, and provide each other with copies of all applicable transaction documents in respect thereof. Any Parent Permitted Issuance or Company Permitted Issuance shall be conducted in compliance with all applicable laws respecting the issuance of securities.

7.3 Registration Statement and Joint Proxy Statement/Prospectus. Promptly following the date hereof:

(a) Parent shall:

(i) prepare (with Company’s assistance, pursuant to Section 7.3(c)) and file with the SEC, as soon as is reasonably practicable but no later than thirty days after the date hereof (which period Parent and the Company may mutually agree to extend), a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”) with respect to the registration under the Securities Act of the shares of Parent Common Stock to be issued pursuant to Section 2.1(b), other than shares of Parent Common Stock issuable to signatories of the Company Stockholder Consent, which Form S-4 will contain the proxy statement/prospectus (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”) to be sent to the stockholders of Parent relating to the Parent Stockholder Meeting and the prospectus contained therein to be sent to the stockholders of the Company that did not execute the Company Stockholder Consent (as defined below);

(ii) use commercially reasonable efforts to have, as promptly as is reasonably practicable, the Form S-4 declared effective by the SEC under the Securities Act and kept effective at all times thereafter through the Effective Time in order to permit consummation of the Merger; and

(iii) cause the Joint Proxy Statement/Prospectus to be mailed to Parent’s stockholders as promptly as is reasonably practicable after the Form S-4 is declared effective by the SEC under the Securities Act.

(iv) reserve the NASDAQ trading symbol “XTIA”, or if such symbol is unavailable, such other symbol agreed upon by Parent and the Company, for trading on NASDAQ, with such change to be effective as of the Closing Date.

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(b) The Company shall:

(i) cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s stockholders as promptly as is reasonably practicable after the Form S-4 declared effective by the SEC under the Securities Act; and

(ii) provide to Parent for inclusion in the Joint Proxy Statement/Prospectus all information required to be provided in order to constitute (A) notice of the taking of corporate action by consent in lieu of a meeting of stockholders of the Company pursuant to Section 228(e) of the DGCL, (B) notice of appraisal rights with respect to the Company pursuant to Section 262 of the DGCL (in a manner sufficient in form and substance to start the twenty day period during which appraisal must be demanded as contemplated by Section 262(d)(2) of the DGCL) and (C) notice to the Company’s stockholders required pursuant to Section 204 of the DGCL.

(c) Parent and the Company shall together, or pursuant to an allocation of responsibility to be agreed upon between them:

(i) jointly prepare the Joint Proxy Statement/Prospectus, including using reasonable best efforts to cause the Joint Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff;

(ii) take all such action as shall be required under the Securities Act, the Exchange Act and applicable state blue sky or securities laws or regulations in connection with the transactions contemplated by this Agreement, including the Parent Stock Issuance;

(iii) use commercially reasonable efforts to cause the shares of Parent Common Stock to be issued pursuant to Section 2.1(b) to be approved for listing on the NASDAQ and the shares of Parent Common Stock generally to be approved for initial listing on the NASDAQ under NASDAQ Listing Rule 5110(a) and (ii) if required by the NASDAQ, receive all necessary approval for the Merger and the other transactions contemplated by this Agreement under NASDAQ Listing Rules 5635 and 5110(a);

(iv) if either Parent or the Company becomes aware of any information that should be disclosed in an amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus, or if either party receives any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4 or comments thereon or responses thereto or any request by the SEC for additional information, (A) promptly inform the other party thereof, (B) provide the other party (and its counsel) with a reasonable opportunity to review and comment on the amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus prior to it being filed with the SEC, (C) provide the other party with a copy of such amendment or supplement promptly after it is filed with the SEC, and (D) cooperate, if appropriate, in mailing such amendment or supplement to the stockholders of the Company and/or Parent; and

(v) cooperate with each other in determining whether any filings are required to be made or Consents are required to be obtained in any foreign jurisdiction prior to the Effective Time in connection with the transactions contemplated by this Agreement, including the Merger and the Parent Stock Issuance, and in making any such filings promptly and in seeking to obtain timely any such consents.

7.4 Company Required Approval and Parent Required Approval Matters.

(a) Unless this Agreement is earlier terminated in accordance with its terms, promptly following the execution and delivery of this Agreement, the Company shall (i) take all action necessary in accordance with applicable law and the Company’s organizational documents to submit the adoption of this Agreement to its stockholders for the approval of the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock by consent in lieu of a meeting of the stockholders of the Company for purposes of obtaining the Company Required Vote, (ii) use its reasonable best efforts to obtain the Company Required Vote by consent in lieu of a meeting of the stockholders of the Company (the “Company Stockholder Consent”) within twenty-four (24) hours after the execution and delivery of this Agreement, and (iii) include in any communication with the stockholders of the Company in furtherance of the Company Stockholder Consent, the Company Recommendation. Without the prior written consent of Parent, the consideration of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable law to be voted on by the Company Stockholders in connection with the consideration of

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this Agreement and the transactions contemplated hereby) that the Company shall propose to be acted on by the stockholders of the Company. All information or communications to stockholders of the Company pursuant to this Section 7.4(a) shall be subject to Parent’s advance review.

(b) Following the effectiveness of the Form S-4 and subject to the other provisions of this Agreement, Parent shall, as soon as reasonably practicable thereafter, duly and promptly call, give notice of, convene and hold a meeting of Parent’s stockholders for the purpose of voting upon the approval of the Parent Stock Issuance, the adjournment of such meeting in accordance with the further provisions of this Section 7.4(b), and any other proposal or proposals that Parent reasonably deems necessary or desirable to consummate the transactions contemplated by this Agreement, including the Parent Reverse Split and the Parent Authorized Shares Increase (such meeting, together with any adjournment or postponement thereof, the “Parent Stockholder Meeting” and such matters, the “Parent Stockholder Meeting Matters”). Subject to Section 7.19, the Parent Board shall make the Parent Recommendation and the Joint Proxy Statement/Prospectus shall include the Parent Recommendation. Subject to Section 7.19, Parent will use commercially reasonable efforts to solicit from its stockholders proxies in favor of the approval of the Parent Stock Issuance. Notwithstanding any other provision hereof, Parent may postpone or adjourn the Parent Stockholder Meeting any number of times (i) with the consent of the Company, (ii) for the absence of a quorum, (iii) if additional time is reasonably required to solicit proxies from the holders of Parent Common Stock in favor of the approval of the Parent Stock Issuance, or (iv) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Parent Board has determined in good faith (after consultation with its outside legal counsel) is necessary under applicable laws and for such supplemental or amended disclosure to be disseminated to and reviewed by Parent’s stockholders prior to the Parent Stockholder Meeting.

(c) Notwithstanding any Change of Recommendation (as defined below) by the Parent Board pursuant to Section 7.19, Parent shall submit the Parent Stock Issuance to the stockholders of Parent for consideration at the Parent Stockholder Meeting unless this Agreement is terminated in accordance with Article 9 prior to the Parent Stockholder Meeting. Without the prior written consent of the Company, the Parent Stockholder Meeting Matters shall be the only matters that Parent shall propose to be acted on by Parent’s stockholders at the Parent Stockholder Meeting.

(d) Notwithstanding any Change of Recommendation by the Company Board pursuant to Section 7.19, the Company shall submit the adoption of this Agreement to its stockholders for the approval of the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock by consent in lieu of a meeting of the stockholders of the Company for purposes of obtaining the Company Required Vote unless this Agreement is terminated in accordance with Article 9 prior to the obtainment of the Company Stockholder Consent.

7.5 Access to Information.

(a) Upon reasonable prior notice and subject to applicable law, each of Parent and the Company shall, and Parent shall cause its Subsidiaries to, afford to the directors, officers, managers, members, partners, employees, investment bankers, advisors, consultants, accountants, counsel, agents and representatives (collectively “Representatives”) of the other party access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and to its officers, employees, accountants, counsel and other representatives, in each case in a manner not unreasonably disruptive to the operation of the business of Parent or the Company and Parent’s Subsidiaries, and, during such period, Parent and the Company shall, and Parent shall cause its Subsidiaries to, make available to Parent or the Company, as applicable all information concerning its business, properties and personnel as Parent or the Company may reasonably request. At the request of Parent or the Company, the other party shall use its commercially reasonable efforts to comply with its obligations under the preceding sentence by providing electronic access to such documents and information on the online data rooms established by each of the Company and Parent prior to the date hereof. Notwithstanding any other provision of this Agreement, neither the Company, on the one hand, nor Parent nor any of its Subsidiaries on the other hand, shall be required to provide access to or to disclose information where such access or disclosure would (A) violate or prejudice the rights of its customers or employees, (B) jeopardize the attorney-client privilege of the institution in possession or control of such information, (C) contravene, violate or breach any law, rule, regulation, order, judgment, decree or fiduciary duty or any binding agreement entered into prior to the date of this Agreement in the ordinary course of business consistent with past practice or (D) be adverse to its interests in any pending or threatened litigation between the parties hereto over the terms of this Agreement.

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(b) All information and materials furnished pursuant to this Agreement shall be subject to the provisions of the Non-Disclosure Agreement, dated May 18, 2022, between Parent and the Company (the “Confidentiality Agreement”). The Company makes no representation or warranty as to the accuracy of any information provided pursuant to Section 7.5(a), and Parent and Merger Sub hereby expressly disclaim any representation or warranty as to the accuracy of any information provided by the Company pursuant to Section 7.5(a) that is not expressly set forth in Article 4. Parent and Merger Sub make no representation or warranty as to the accuracy of any information provided pursuant to Section 7.5(a), and the Company hereby expressly disclaims any representation or warranty as to the accuracy of any information provided by Parent or Merger Sub pursuant to Section 7.5(a) that is not expressly set forth in Article 5.

7.6 Further Actions.

(a) Subject to the terms and conditions of this Agreement, each of Parent, Merger Sub and the Company shall, and Company shall cause its Subsidiary to and Parent and Merger Sub shall cause their respective Subsidiaries to, use their commercially reasonable efforts: (i) to take, or cause to be taken, all lawful actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article 8, to consummate the transactions contemplated by this Agreement; and (ii) to promptly prepare, file and provide to third parties and Governmental Entities all applications, statements, notices, petitions, registrations, requests, declarations and filings which are necessary or advisable to consummate the transactions contemplated by this Agreement, including the Merger and the Parent Stock Issuance, to obtain (and to cooperate with the other party to obtain) as promptly as practicable all material Permits from Governmental Entities and Consents, registrations, authorizations and exemptions of or from all third parties and which are necessary or advisable to consummate the transactions contemplated by this Agreement, including the Merger and the Parent Stock Issuance, and to comply with the terms and conditions of all such Permits from Governmental Entities and Consents, registrations, authorizations and exemptions of all such third parties. Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries (with respect to Parent), stockholders and Representatives and such other matters as may be reasonably necessary or advisable in connection with any application, statement, notice, petition, registration, request, declaration or filing made or provided by or on behalf of Parent, the Company or any of Parent’s Subsidiaries to any Governmental Entity in connection with this Agreement, the Merger, the Parent Stock Issuance and the other transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of Section 7.6(a), each of Parent and the Company shall (i) promptly following the date hereof make or cause to be made, in consultation and cooperation with the other, all registrations, declarations, filings, applications and other notices and submissions required to be filed with or submitted to any Governmental Entity in order to obtain all required Consents from the Governmental Entities as soon as practicable and (ii) promptly take all other appropriate actions reasonably necessary, proper or advisable to obtain such required Consents from the Governmental Entities as soon as practicable.

(c) If any objections are asserted with respect to the transactions contemplated hereby under any applicable Regulatory Law, or if any legal proceeding, whether judicial or administrative, is instituted by any Governmental Entity challenging any of the transactions contemplated hereby as violating any Regulatory Law, each of the Company and Parent shall use its respective commercially reasonable efforts to (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement and the transactions contemplated hereby and (ii) take such action as reasonably necessary to overturn any regulatory action by any Governmental Entity to block consummation of this Agreement and the transactions contemplated hereby, including by defending any legal proceeding, whether judicial or administrative, brought by any Governmental Entity in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such Governmental Entity may have to such transactions under any applicable Regulatory Law so as to permit consummation of the transactions contemplated hereby. For purposes of this Agreement, “Regulatory Law” means (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Federal Trade Commission Act, as amended, and all other statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition, through merger or acquisition, and (B) any other applicable laws, rules, regulations, practices and orders of any other Governmental Entities.

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(d) Each of Parent and its Subsidiaries, on the one hand, and the Company and its Subsidiary, on the other hand, shall keep the other party promptly informed of any material communication regarding any of the transactions contemplated hereby in connection with any filings, investigations with, by or before any Governmental Entity relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. If any of Parent or its Subsidiaries, on the one hand, or the Company and its Subsidiary, on the other hand, thereof shall receive a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated hereby pursuant to any Regulatory Law with respect to which any such filings have been made, then such party shall use its commercially reasonable efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable law or by the applicable Governmental Entity, the Company and Parent agree to (i) give each other reasonable advance notice of all meetings with any Governmental Entities relating to the transactions contemplated hereby, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other party reasonably apprised with respect to any material oral communications with any Governmental Entity regarding the transactions contemplated hereby, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Entity, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Entity regarding the transactions contemplated hereby, (vi) provide each other (or outside counsel of each party hereto, as appropriate) with copies of all written communications to or from any Governmental Entity relating to the transactions contemplated hereby and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Section 8.1(b) and Section 8.1(c).

(e) Nothing in this Section 7.6 shall be deemed to prevent the Company or the Company Board, on the one hand, or Parent and the Parent Board, on the other hand, from taking any action they are required to take under, and in compliance with, Section 7.19 or applicable law. Notwithstanding anything to the contrary contained in this Section 7.6, in no event shall the Company or Parent be required to make available or deliver any documents, materials or information that would (A) violate or prejudice the rights of its customers or employees, (B) jeopardize the attorney-client privilege of the institution in possession or control of such information, (C) contravene, violate or breach any law, rule, regulation, order, judgment, decree or fiduciary duty or any binding agreement entered into prior to the date of this Agreement in the ordinary course of business consistent with past practice or (D) be adverse to its interests in any pending or threatened litigation between the parties hereto over the terms of this Agreement.

7.7 Employees; Consultants.

(a) Employment Agreements. From the date hereof until the Effective Time, Parent shall use commercially reasonable efforts, subject to the terms of any employment agreements entered into with the Key Employees, to retain for continued employment for a minimum of two (2) years following the Closing, the individuals identified on Section 7.7(a) of the Parent Disclosure Letter (collectively, the “Key Employees”). The Company shall assist Parent with such efforts, including but not limited to, entering into any new employment agreements with the Key Employees or amending existing employment agreements of the Key Employees.

(b) Consulting Agreements. At the Effective Time, Parent shall, or shall cause the Surviving Company to, enter into consulting agreements, with the individuals identified on Section 7.7(b) of the Parent Disclosure Letter, in form and substance reasonably acceptable to the Company.

7.8 [Intentionally omitted

7.9 Solutions Divestiture. Parent shall, and shall cause each of its Subsidiaries to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with other parties in doing, all things reasonably necessary, proper or advisable to consummate the Solutions Divestiture, and Parent shall provide the Company and the Company’s counsel the opportunity to review in advance of execution all material definitive

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transaction documents and instruments related thereto and shall provide the Company and its Counsel with final and executed copies of any and all definitive transaction documents and instruments related thereto; provided, any such transaction documents contemplated by this Section 7.9 shall contain indemnification provisions in favor of Parent and reasonably satisfactory to the Company.

7.10 Indemnification; Directors’ and Officers’ Insurance.

(a) From the Effective Time and for a period of six years thereafter, Parent and the Surviving Company shall keep in full force and effect, and comply with the terms and conditions of, any agreement in effect as of the date of this Agreement between or among the Company or any of its Subsidiaries or Parent or any of its Subsidiaries and, in each case, each individual who served as a director or officer of Parent, the Company, Merger Sub or any of Parent’s or Merger Sub’s respective Subsidiaries prior to the Effective Time (each an “Indemnified Party”), providing for the indemnification of and advancement of expenses to such Indemnified Party.

(b) Without limiting any of the obligations under Section 7.10(a), Parent agrees that all rights to indemnification and advancement of expenses and all limitations of liability existing in favor of the Indemnified Parties as provided in the articles/certificate of incorporation or bylaws of the Company, Parent or Merger Sub or in the corresponding constituent documents of any of Parent or Merger Sub’s Subsidiaries as in effect as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time shall survive the Merger and shall continue in full force and effect thereafter, without any amendment thereto.

(c) If Parent or the Surviving Company or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent and the Surviving Company, as the case may be (including Parent’s ultimate parent entity, if applicable), assume all of the obligations of Parent and the Surviving Company set forth in this Section 7.10.

(d) Prior to the Effective Time, each of the Company and Parent, as applicable, at their respective sole cost and expense, shall cause coverage to be extended under their respective existing directors’ and officers’ insurance policies and their respective existing fiduciary liability insurance policies (collectively, “D&O Insurance”), with the applicable premiums therefor fully paid prior to the Effective Time, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as their respective current insurance carriers with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under their respective existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or Parent, as applicable, by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby).

(e) The provisions of this Section 7.10 shall survive the consummation of the Merger and (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Parent or the Surviving Company under this Section 7.10 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party under this Section 7.10 without the consent of such affected Indemnified Party. Parent shall cause the Surviving Company to perform all of the obligations of the Surviving Company under this Section 7.10. Parent and the Surviving Company, jointly and severally, shall pay all expenses, including reasonable fees and expenses of counsel, that an Indemnified Party may incur in enforcing the indemnity and other obligations provided for in this Section 7.10.

7.11 Section 16 Matters. Prior to the Effective Time, the Parent Board and Company Board shall take all such steps as may be required and permitted to cause the transactions contemplated by this Agreement, including any dispositions or acquisitions of shares of Parent Common Stock (including derivative securities with respect to such Parent Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent and/or Surviving Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

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7.12 Tax Matters.

(a) Each of Parent, the Company and the Surviving Company shall use its reasonable best efforts to take such actions so as to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Neither Parent nor the Company nor any of their respective Affiliates shall take any action prior to the Closing, and Parent shall not take any action or fail to take any action (and shall prevent the Surviving Company from taking any action or failing to take any action) following the Closing, that would cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. Parent and the Surviving Company shall report the Merger for U.S. federal income (and applicable state and local) tax purposes as a reorganization within the meaning of Section 368(a) of the Code, including the filing of the statement required by Treasury Regulations Section 1.368-3, unless otherwise required by a taxing authority pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) If, in connection with the preparation and filing of the Joint Proxy Statement/Prospectus, the Form S-4 or any other filings to be made by Parent or the Company and required under the Exchange Act, Securities Act or any other U.S. federal, foreign or “blue sky” laws (each individually, a “Securities Filing”) or the SEC’s review thereof, the SEC requests or requires that a Tax opinion (or Tax opinions) with respect to the U.S. federal income tax consequences of the Merger be prepared and submitted in connection with such Securities Filing (each such opinion, a “Tax Opinion”), (i) each of the Company and Parent shall use its commercially reasonable efforts to deliver to Norton Rose Fulbright US LLP (“NRF”) (or such other nationally recognized tax or accounting firm in the United States reasonably acceptable to the Company and Parent), in connection with any Tax Opinion rendered by NRF (or such other nationally recognized tax or accounting firm), customary Tax representation letters in a mutually agreeable form, dated and executed as of the date such relevant filing shall have been declared effective by the SEC and such other date(s) as determined to be reasonably necessary by NRF (or such other nationally recognized tax or accounting firm) in connection with the preparation and filing of such Securities Filing, (ii) each of the Company and Parent shall use its commercially reasonable efforts to deliver to Arnold & Porter LLP (“Arnold & Porter”) (or such other nationally recognized tax or accounting firm in the United States reasonably acceptable to the Company and Parent), in connection with any Tax Opinion rendered by Arnold & Porter (or such other nationally recognized tax or accounting firm), customary Tax representation letters in a mutually agreeable form, dated and executed as of the date such relevant filing shall have been declared effective by the SEC and such other date(s) as determined to be reasonably necessary by Arnold & Porter (or such other nationally recognized tax or accounting firm) in connection with the preparation and filing of such Securities Filing and (iii) each of the Company and Parent shall use their commercially reasonable efforts to cause NRF (or such other nationally recognized tax or accounting firm) and Arnold & Porter (or such other nationally recognized tax or accounting firm), as applicable, to furnish the Tax Opinions, subject to customary assumptions and limitations; provided, however, that neither this provision nor any other provision in this Agreement shall require a Tax Opinion by any Party’s counsel or advisors to be a condition precedent to the Closing.

(c) The Tax representation letters described in Section 7.12(b) shall be (i) consistent with this Agreement, (ii) dated as of the date of such Tax Opinion and (iii) signed by an officer of the Company or Parent, as applicable. Each of Parent and the Company shall use its commercially reasonable efforts not to take or cause to be taken any action not contemplated by this Agreement that would reasonably be expected to cause to be untrue (or fail to take or cause not to be taken any action which would reasonably be expected to cause to be untrue) any of the covenants, and representations included in the Tax representation letters described in Section 7.12(b).

(d) Prior to the Closing, the Company shall deliver to Parent a certificate signed by an officer of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2)

(e) All transfer, documentary, sales, use, stamp, registration, excise, and other such similar Taxes, fees and costs incurred in connection with the consummation of the transactions contemplated by this Agreement shall be borne 50% by Parent and 50% by the Company.

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7.13 [Intentionally omitted].

7.14 Board of Directors and Officers of Parent After the Effective Time. Prior to the Effective Time, Parent shall take all such lawful action necessary, including by seeking Parent stockholder approval if required by applicable law or the rules of NASDAQ, so that, immediately following the Effective Time:

(a) Parent’s bylaws as in effect immediately prior to the Effective Time are amended to reflect the Parent Name Change and effect the classification of the Parent Board as contemplated by, and/or as necessary to give effect to, the further provisions of this Section 7.14 in substantially the form attached hereto as Exhibit B;

(b) the Parent Board shall consist of a total of five or seven directors, such final number of directors to be agreed by Parent and the Company prior to the Closing, two of which shall have been nominated by Parent prior to Closing (at least one of which shall be “independent” within the meaning of Nasdaq Listing Rule 5605 (“Independent”)) if there are a total of five directors or three of which shall have been nominated by Parent prior to Closing (at least two of which shall be Independent) if there are a total of seven directors, and three of which shall have been nominated by the Company prior to Closing (at least two of which shall be Independent) if there are a total of five directors or four of which shall have been nominated by the Company prior to Closing (at least two of which shall be Independent) if there are a total of seven directors;

(c) the directorships for the Parent Board shall be divided into three separate classes designated as Class I, Class II and Class III, as nearly equal as possible;

(d) the composition and initial division into classes of the Parent Board shall be agreed by Parent and the Company prior to the Closing; provided, however, in no event shall more than one (1) director nominated by Parent prior to Closing be in any one class;

(e) the term of any initial Class I director shall expire in 2024, the term of any initial Class II director shall expire in 2025, and the term of any initial Class III director shall expire in 2026, or, in each case, upon such director’s earlier death, resignation or removal;

(f) the Parent Board shall have a majority of “independent” directors for the purposes of compliance with NASDAQ Listing Rule 5605, each of whom shall serve in such capacity in accordance with the terms of Parent’s governing documents following the Effective Time; and

(g) the officers of Parent shall be as set forth on Section 1.6 of the Company Disclosure Letter, who shall serve in such capacity in accordance with the terms of Parent’s governing documents following the Effective Time.

7.15 Parent Consent as Sole Stockholder of Merger Sub. Parent shall deliver to Company within five Business Days of the date of this Agreement evidence of its approval, as the sole stockholder of Merger Sub, of the adoption of this Agreement and approval of the transactions contemplated hereby, including the Merger.

7.16 [Intentionally omitted].

7.17 Preparation and Delivery of Additional Information; Cooperation of Auditors.

(a) To the extent that the Audited Financial Statements that were delivered to Parent or filed with the SEC prior to the execution of this Agreement are not audited in accordance with the auditing standards of the Public Company Accounting Oversight Board (the “PCAOB Standards”), the Company shall deliver to Parent the updated Audited Financial Statements which are audited in accordance with the applicable PCAOB Standards (the “PCAOB Financial Statements”), no later than August 7, 2023. Upon delivery of such PCAOB Financial Statements, the representations and warranties set forth in Section 4.5 shall be deemed to apply to the PCAOB Financial Statements, in the same manner as the Audited Company Financial Statements, with the same force and effect as if made as of the date of this Agreement. The PCAOB Financial Statements shall be substantially similar to the Audited Company Financial Statements in respect of the presentation of cash, account receivables, operating liabilities and billings.

(b) The Company shall, from the date hereof until the Closing Date, prepare and deliver to Parent, as promptly as reasonably practicable and no later than forty-five calendar days after the end of any fiscal quarter following the quarter ended March 31, 2023, the unaudited balance sheet of the Company as of the end of such fiscal quarter and the related unaudited statements of operations, cash flows and stockholders’ equity of the Company for

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such fiscal quarter, together with comparable financial statements for the corresponding periods of the prior fiscal years, in each case, to the extent required to be included or incorporated by reference in the Form S-4 (including the Joint Proxy Statement) (collectively, the “Subsequent Unaudited Company Financial Statements”). The Subsequent Unaudited Company Financial Statements shall have been reviewed by the independent accountant for the Company in accordance with the procedures specified by the Public Company Accounting Oversight Board (United States) in AU Section 722. Upon delivery of the Subsequent Unaudited Company Financial Statements, the representations and warranties set forth in Section 4.5 shall be deemed to apply to the Subsequent Unaudited Company Financial Statements (except that the Subsequent Unaudited Company Financial Statements are subject to normal recurring adjustments, none of which would be reasonably expected to result in, individually or in the aggregate, a Company Material Adverse Effect), in the same manner as the Unaudited Company Interim Financial Statements, with the same force and effect as if made as of the date of this Agreement.

(c) Company and Parent shall use their reasonable best efforts to deliver to the other party, as soon as reasonably practicable following the date hereof, any additional financial or other information reasonably requested by the other party to prepare pro forma financial statements required under federal securities laws to be included in any requisite filings with the SEC.

(d) Company and Parent shall use their reasonable best efforts to cause their independent auditors to provide any necessary consents to the inclusion of the financial statements set forth in Section 4.5, Section 5.6 and this Section 7.17, as applicable, in any requisite filings with the SEC in accordance with the applicable requirements of federal securities laws.

7.18 Transaction Bonuses. Notwithstanding anything to the contrary contained in this Agreement, at or prior to the Closing, Parent shall be permitted to pay transaction-related bonuses to those individuals and in the corresponding amounts set forth in Section 7.18 of the Parent Disclosure Letter in accordance with (i) the transaction bonus plan in connection with the transactions contemplated by this Agreement (the “Contemplated Transaction Bonus Plan”) substantially in the form provided by Parent to the Company prior to execution of this Agreement, and (ii) the Transaction Bonus Plan in connection with the KINS Merger Agreement (the “Completed Transaction Bonus Plan”) substantially in the form provided by Parent to the Company prior to execution of this Agreement (collectively, the “Transaction Bonus Plans” and the transaction bonuses payable pursuant thereto, the “Transaction Bonuses”).

7.19 No Solicitation.

(a) Except as provided in this Section 7.19, from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company and Parent shall not, and shall cause its respective Subsidiaries, officers, directors, employees, affiliates, agents and representatives not to, directly or indirectly: (a) negotiate, authorize, recommend, enter into or propose to enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal (as defined below) (each, an “Alternative Acquisition Agreement”); (b) continue to engage in discussions with any third party concerning any Acquisition Proposal; (c) encourage, solicit or initiate discussions, negotiations or submissions of proposals, indications of interest or offers in respect of an Acquisition Proposal; or (d) furnish or cause to be furnished to any Person any information in furtherance of an Acquisition Proposal.

(b) Notwithstanding anything to the contrary contained in Section 7.19(a) or elsewhere in this Agreement, at any time following the date hereof, and prior to the obtainment of (i) in the case of the Company, the Company Required Vote, if (A) the Company receives a bona fide written Acquisition Proposal from a third party, (B) such Acquisition Proposal was not solicited, initiated, encouraged, facilitated or otherwise obtained in breach, in any material respect, of the provisions of this Section 7.19 and (C) the Company Board determines in good faith after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined below), then it and its Representatives may (I) provide information to such Person or group of Persons (including their respective Representatives and prospective equity and debt financing sources) if the Company receives from such Person or group of Persons (or has received from such Person or group of Persons) an Acceptable Confidentiality Agreement (as defined below), and (II) engage or participate in any discussions or negotiations with such Person or group of Persons and its Representatives; provided, that (x) the Company shall promptly (and in any event, within forty-eight hours) make available to Parent any material non-public information concerning the Company and its Subsidiary that is provided to any such Person or group of Persons that was not previously made available to Parent, and (y) the

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Company shall provide Parent written notice of such determination promptly (and in any event, within forty-eight hours) after the Company Board makes such determination or (ii) in the case of Parent, the Parent Required Vote, if (A) Parent receives a bona fide written Acquisition Proposal from a third party, (B) such Acquisition Proposal was not solicited, initiated, encouraged, facilitated or otherwise obtained in breach, in any material respect, of the provisions of this Section 7.19 and (C) the Parent Board determines in good faith after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, then it and its Representatives may (I) provide information to such Person or group of Persons (including their respective Representatives and prospective equity and debt financing sources) if Parent receives from such Person or group of Persons (or has received from such Person or group of Persons) an Acceptable Confidentiality Agreement, and (II) engage or participate in any discussions or negotiations with such Person or group of Persons and its Representatives; provided, that (x) Parent shall promptly (and in any event, within forty-eight hours) make available to the Company any material non-public information concerning Parent and its Subsidiaries that is provided to any such Person or group of Persons that was not previously made available to the Company, and (y) Parent shall provide the Company written notice of such determination promptly (and in any event, within forty-eight hours) after the Parent Board makes such determination. It is understood and agreed that any contacts, disclosures, discussions or negotiations permitted under this Section 7.19(b), including any public announcement that the Company or the Company Board, on the one hand, or Parent or the Parent Board, on the other hand, has made any determination required under this Section 7.19(b) to take or engage in any such actions, shall not constitute a Change of Recommendation or otherwise constitute a basis for the Company, on the one hand, or Parent, on the other hand, to terminate this Agreement pursuant to Section 9.1.

(c) Except as set forth in Section 7.19(d) or in Section 7.19(e), following the date hereof, (i) the Company Board shall not publicly withhold, withdraw, amend, qualify or modify (or publicly propose to withhold, withdraw, amend, qualify or modify) the Company Recommendation, or any other approval, recommendation or declaration of advisability by the Company Board, or any such committee of this Agreement, the Merger or any of the other transactions contemplated hereby, in each case, in a manner adverse to Parent, (ii) the Parent Board shall not publicly withhold, withdraw, amend, qualify or modify (or publicly propose to withhold, withdraw, amend, qualify or modify) the Parent Recommendation, or any other approval, recommendation or declaration of advisability by the Parent Board, or any such committee of this Agreement, the Merger or any of the other transactions contemplated hereby, in each case, in a manner adverse to the Company, (iii) the Company Board shall not submit any Acquisition Proposal or any matter related thereto to the vote of the stockholders of the Company, (iv) the Parent Board shall not submit any Acquisition Proposal or any matter related thereto to the vote of the stockholders of Parent, (v) the Company Board shall not fail to include the Company Recommendation in any solicitation of Company Stockholder Consent, (vi) the Parent Board shall not fail to include the Parent Recommendation in the Joint Proxy Statement/Prospectus, (vii) neither the Company Board nor the Parent Board shall publicly adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal, (viii) following the initial public announcement of any Acquisition Proposal (other than by the commencement of a tender offer or exchange offer), (A) the Company Board shall not fail to issue a public press release within ten Business Days of such public announcement that the Company Board recommends rejection of such Acquisition Proposal and affirms the Company Recommendation and (B) the Parent Board shall not fail to issue a public press release within ten Business Days of such public announcement that the Parent Board recommends rejection of such Acquisition Proposal and reaffirms the Parent Recommendation, (ix) following the initial public announcement of any Acquisition Proposal that is structured as a tender offer or exchange offer by a third party for equity securities of (A) the Company Board shall not fail to recommend against acceptance by the Company’s stockholders of such tender offer or exchange offer (including for these purposes, by taking any position contemplated by Rule 14e-2 under the Exchange Act other than recommending rejection of such tender offer or exchange offer) within ten Business Days of commencement of such tender offer or exchange offer or (B) the Parent Board shall not fail to recommend against acceptance by the Company’s stockholders of such tender offer or exchange offer (including for these purposes, by taking any position contemplated by Rule 14e-2 under the Exchange Act other than recommending rejection of such tender offer or exchange offer) within ten Business Days of commencement of such tender offer or exchange offer or (x) neither the Company Board nor the Parent Board shall publicly announce its intention, authorize or resolve to take, or that it will fail to take, as applicable, any such foregoing actions (any of the foregoing, a “Change of Recommendation”).

(d) Notwithstanding anything to the contrary set forth in Section 7.19(c) or anything to the contrary set forth in this Agreement, (i) if, at any time following the date hereof and prior to the obtainment of the Company Required Vote, the Company receives a bona fide written Acquisition Proposal from a third party that was not solicited,

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initiated, encouraged, facilitated or otherwise obtained in breach, in any material respect, of the provisions of this Agreement, that the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, constitutes a Superior Proposal (after giving effect to all of the adjustments to the terms and conditions of this Agreement that have been proposed by Parent in writing during the notice period provided pursuant to this Section 7.19(f) to which Parent has irrevocably committed), then the Company Board may effect a Change of Recommendation and (ii) if, at any time following the date hereof and prior to the obtainment of the Parent Required Vote, Parent receives a bona fide written Acquisition Proposal from a third party that was not solicited, initiated, encouraged, facilitated or otherwise obtained in breach, in any material respect, of the provisions of this Agreement, that the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel and financial advisors, constitutes a Superior Proposal (after giving effect to all of the adjustments to the terms and conditions of this Agreement that have been proposed by the Company in writing during the notice period provided pursuant to this Section 7.19(f) to which the Company has irrevocably committed), then the Parent Board may effect a Change of Recommendation.

(e) Nothing contained in this Section 7.19 or elsewhere in this Agreement shall be deemed to prohibit (i) the Company or the Company Board or any committee thereof, on the one hand, or Parent or the Parent Board or any committee thereof, on the other hand, from making any disclosure to the Company’s stockholders, on the one hand, or Parent’s stockholders, on the other hand, if, in the good faith judgment of the Company Board or the Parent Board, as applicable, after consultation with its outside legal counsel, failure to make such disclosure could reasonably be likely to be inconsistent with its fiduciary duties under applicable law, (ii) Parent or the Parent Board from complying with its disclosure obligations under applicable law or the NASDAQ, as applicable, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act (or any similar communication to stockholders), or (iii) Parent or the Parent Board from making any “stop-look-and-listen” communication to stockholders of Parent pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to stockholders of Parent). In no event shall the Company or Parent be deemed to violate this Section 7.19 as a result of responding to any unsolicited proposal or inquiry solely by advising the Person making such proposal or inquiry of the terms of this Section 7.19.

(f) Each of the Company and Parent shall promptly (and, in any event, within forty-eight hours), notify the other party in writing, if, from and after the date hereof, any Acquisition Proposal, or any inquiry, expression of interest, proposal, offer or request for information that would reasonably be expected to result in an Acquisition Proposal, is received by it or any of its Representatives, indicating (except to the extent prohibited by applicable law) the identity of the Person or group of Persons making such Acquisition Proposal and a description of the material terms and conditions of any such inquiry, expression of interest, proposal, offer or request for information or Acquisition Proposal, including copies of any proposed Alternative Acquisition Agreements and any related financing commitments (which may be redacted for provisions related to fees and other economic “flex” terms that are customarily redacted in connection with transactions of such type), and thereafter shall keep the other party reasonably informed of the status and terms of any such Acquisition Proposal (including any material changes, modifications or amendments thereto).

(g) Notwithstanding anything to the contrary contained in this Agreement, from and after the date hereof, neither the Company nor Parent shall be permitted to terminate, waive, amend or release any provision of any confidentiality, “standstill” or similar obligation of any Person unless the Company Board or the Parent Board, as applicable, determines in good faith after consultation with its outside legal counsel that failure to take such action could reasonably be expected to be inconsistent with its fiduciary obligations under applicable law.

(h) As used in this Section 7.19, the following terms shall have the following definitions:

(i) “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions as to the treatment of confidential information that are no less favorable in any material respect to the disclosing party than those contained in the Confidentiality Agreement (except for such changes necessary for disclosing party to comply with its obligations under this Agreement).

(ii) “Acquisition Proposal” means an inquiry, proposal or offer from, or indication of interest in making a proposal or offer by, any Person or group relating to any transaction or series of related transactions (other than the transactions contemplated by this Agreement), involving any: (A) direct or indirect acquisition of assets (including any voting equity interests of any Subsidiaries, but excluding sales of assets in the ordinary course of business) of the Company and its Subsidiary (taken as a whole) or Parent and its Subsidiaries (taken as a whole), as applicable, equal to 20% or more of the fair market value of the Company’s or Parent’s and its Subsidiaries’ (taken as

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a whole), as applicable, consolidated assets or to which 20% or more of the Company’s and its Subsidiary’s (taken as a whole) or Parent’s and its Subsidiaries’ (taken as a whole), as applicable, net revenues or net income on a consolidated basis are attributable; (B) direct or indirect acquisition of 20% or more of the voting equity interests of the Company or Parent, as applicable, or any of the Company’s or Parent’s, as applicable, Subsidiaries whose business constitutes 20% or more of the consolidated net revenues, net income or assets of Company and its Subsidiary (taken as a whole) or Parent and its Subsidiaries (taken as a whole), as applicable; (C) tender offer or exchange offer that if consummated would result in any Person or group (as defined in Section 13(d) of the Exchange Act) beneficially owning (within the meaning of Section 13(d) of the Exchange Act) 20% or more of the voting power of the Company or Parent, as applicable, or any of the Company’s or Parent’s, as applicable, Subsidiaries whose business constitutes 20% or more of the consolidated net revenues, net income or assets of the Company and its Subsidiary (taken as a whole) or Parent and its Subsidiaries (taken as a whole), as applicable; (D) merger, consolidation, other business combination or similar transaction involving the Company or its Subsidiary or Parent or any of its Subsidiaries, as applicable, pursuant to which such Person or group (as defined in Section 13(d) of the Exchange Act) would own 20% or more of the consolidated net revenues, net income or assets of the Company and its Subsidiary (taken as a whole) or Parent and its Subsidiaries (taken as a whole), as applicable; (E) liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), recapitalization or other significant corporate reorganization of the Company or Parent, as applicable, or one or more of the Company’s or Parent’s, as applicable, Subsidiaries which, individually or in the aggregate, generate or constitute 20% or more of the consolidated net revenues, net income or assets of the Company and its Subsidiary (taken as a whole) or Parent and its Subsidiaries (taken as a whole), as applicable; or (F) any combination of the foregoing.

(iii) “Superior Proposal” means a bona fide written Acquisition Proposal with respect to the Company and its Subsidiary (taken as a whole) or Parent or its Subsidiaries (taken as a whole), as applicable, except that, for purposes of this definition, each reference in the definition of “Acquisition Proposal” to “20%” shall be “50%”, that the Company Board or the Parent Board, as applicable, determines in good faith (after consultation with its outside legal counsel and financial advisor) is more favorable from a financial point of view to the holders of the Company Common Stock or the Parent Common Stock, as applicable, than the transactions contemplated by this Agreement, taking into account: (A) all financial considerations; (B) the identity of the third party making such Acquisition Proposal; (C) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Acquisition Proposal; (D) the other terms and conditions of such Acquisition Proposal and the implications thereof on the Company and its Subsidiary (taken as a whole) or Parent and its Subsidiaries (taken as a whole), as applicable, including relevant legal, regulatory and other aspects of such Acquisition Proposal deemed relevant by the Company Board or the Parent Board, as applicable; and (E) any revisions to the terms of this Agreement and the Merger proposed by the Company or Parent, as applicable, during the notice period set forth in Section 7.19.

7.20 Conversion of Parent Preferred Stock. Parent shall use its reasonable best efforts to cause, at or prior to the Effective Time, each outstanding share of Parent Preferred Stock to be redeemed or otherwise converted into or exchanged for Parent Common Stock.

7.21 Future Loans. On the first calendar day of the month following the date of this Agreement and on the first calendar day of each month thereafter until the earlier of (i) four months following the date of this Agreement and (ii) the Closing Date, Parent shall provide loans to the Company on a senior secured basis, in such amounts requested by the Company in writing prior to the first calendar day of each such month, each such monthly loan to be in the principal amount of up to $500,000 (up to a total of $1,775,000 or such greater amount as the Parent shall otherwise agree in its sole and absolute discretion) by wire transfer of immediately available funds (such loans are referred to herein collectively as the “Future Loans”), such Future Loans and security to be evidenced by a Promissory Note and a Security Agreement substantially in the forms attached hereto as Exhibit C (the “Promissory Note”) and Exhibit D (the “Security Agreement”), respectively. The Company agrees that any outstanding loans or advances made by Parent to the Company prior to the date of this Agreement (such loans are referred to herein collectively as the “Existing Loans”) shall be made subject to the same lien and security interest in the Company’s assets as the Future Loans. The principal amount of the Future Loans shall be used by the Company in accordance with the use of proceeds set forth on Schedule 7.21 to this Agreement, and any material change to such use of proceeds prior to the Closing Date shall require Parent’s prior written consent, not to be unreasonably withheld.

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7.22 Resale Registration Statement. Parent agrees to file a registration statement under the Securities Act as soon as commercially practicable, and in any event, no later than ten Business Days, following the Closing, registering the resale of all shares of Parent Common Stock issued as Merger Consideration that are not registered on the Form S-4, and shall use its reasonable best efforts to cause such registration statement to be declared effective by the SEC as soon as commercially practicable following the initial filing thereof. Any costs or expenses incurred by Parent only at the written request of the Company or the Company in the preparation of such registration statement prior to the Closing Date shall be borne by the Company.

7.23 Parent Permitted Issuances. Parent shall use commercially reasonable efforts to consummate Parent Permitted Issuances prior to the Closing Date for aggregate gross cash proceeds of at least $10,000,000.

8. CONDITIONS PRECEDENT

8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) The Company Required Vote shall have been obtained.

(b) The Parent Required Vote shall have been obtained.

(c) All Consents or authorizations that are required to be obtained from any Governmental Entity are set forth in Section 8.1(c) of the Company Disclosure Letter or Section 8.1(c) of the Parent Disclosure Letter or identified following the date hereof, notice of which will be promptly provided to the other parties hereto, in each case in connection with the transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect and shall be free of any conditions, statements or conclusions of fact or law adverse to any party hereto or their respective Affiliates which conditions, statements or conclusions of fact or law would individually or, in the aggregate, result in a Company Material Adverse Effect or Parent Material Adverse Effect.

(d) No order, injunction, statute, rule, regulation or decree shall have been issued, enacted, entered, promulgated or enforced by a Governmental Entity that remains in effect and prohibits, precludes, restrains, enjoins or makes illegal the consummation of the Merger or the Parent Stock Issuance.

(e) The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall be in effect and no proceeding for such purpose shall be pending before or, to the Knowledge of the Company or the Knowledge of Parent, threatened by the SEC.

(f) The shares of Parent Common Stock to be issued pursuant to this Agreement shall have been approved for listing on the NASDAQ, subject to official notice of issuance, and the Parent’s symbol for trading on NASDAQ shall be changed to “XTIA” or such other symbol agreed upon by Parent and the Company if such symbol is unavailable.

(g) Parent shall have received all necessary approval for the Merger and the other transactions contemplated by this Agreement under NASDAQ Listing Rule 5110(a), such that Parent will be able to satisfy the NASDAQ initial listing requirements upon Closing.

8.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date except for (i) those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date and (ii) any failure or failures of such representations and warranties to be so true and correct (without giving effect to any qualifications or limitations as to materiality), individually or in the aggregate, have not resulted in or would reasonably be expected to result in a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer to the foregoing effect.

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(b) The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer to such effect.

(c) Since the date of this Agreement, there shall not have been any Company Material Adverse Effect or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) The twenty day period during which appraisal must be demanded as contemplated by Section 262(d)(2) of the DGCL shall have concluded and no greater than 5% of the issued and outstanding shares of Company Common Stock shall be Dissenting Shares.

(e) The Company Required Vote shall have been obtained by the Company Stockholder Consent within twenty-four hours after the execution and delivery of this Agreement and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer as to the obtainment of the Company Required Vote by the Company Stockholder Consent.

(f) The promissory note of the Company held by Robert Denehy, dated April 1, 2023, in the initial principal amount of $1,817,980 (the “Denehy Note”), shall have been amended to extend the maturity date thereof until no sooner than December 31, 2026, and such that, upon the Effective Time, it will become convertible into Parent Common Stock, pursuant to such form of amendment as is reasonably acceptable to Parent.

(g) The Company, Parent and their respective successors, assigns and Affiliates shall have received an unconditional full release of claims from Xeriant and its Affiliates in form and substance acceptable to Parent and the Company.

(h) The Company shall use commercially reasonable efforts to amend, in form and substance reasonably acceptable to Parent, any Company Warrant that, as of the date of this Agreement, requires cash payment to the applicable warrant holder by the Company or its successor as a result of a fundamental transaction such as a merger or reorganization, including the warrants held by Startengine Crowdfunding, Inc., to eliminate such cash payment obligation, and cause such Company Warrants to become Assumed Company Warrants.

(i) The Company and Chardan Capital Markets LLC (or its applicable Affiliate) shall have amended their fee agreement in form and substance reasonably acceptable to Parent.

8.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date except for (i) those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date and (ii) any failure or failures of such representations and warranties to be so true and correct (without giving effect to any qualifications or limitations as to materiality), individually or in the aggregate, have not resulted in or would reasonably be expected to result in a Parent Material Adverse Effect. Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer to the foregoing effect.

(b) Each of Parent and Merger Sub shall have performed in all material respects all of its respective obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer to such effect.

(c) Since the date of this Agreement, there shall not have been any Parent Material Adverse Effect or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

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(d) With respect to those certain Promissory Notes issued by Parent to Streeterville Capital, LLC (“Streeterville”) on July 22, 2022 and December 30, 2022 (the “Streeterville Notes”), Parent shall have obtained (i) a waiver from Streeterville such that consummation of the Merger in accordance with this Agreement will not constitute a Change of Control (as defined in the Streeterville Notes) under any of the Streeterville Notes, and (ii) approval by Streeterville of the assumption by Parent of the Denehy Note, as amended in accordance with Section 8.2(f) hereof, upon the Effective Time.

9. TERMINATION AND AMENDMENT

9.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, notwithstanding any requisite approval of this Agreement by the stockholders of the Company or Parent, as follows (the date of any such termination, the “Termination Date”):

(a) by mutual consent of Parent and the Company in a written instrument;

(b) by either Parent or the Company:

(i) if the Effective Time shall not have occurred on or before December 31, 2023 (the “Outside Date”); provided, however, that if by the Outside Date, any of the conditions set forth in Section 8.1(b) (Parent Required Vote), or Section 8.1(c) (Government Consents) shall not have been satisfied, but the other conditions set forth in Sections 8.1 through 8.3 shall have been satisfied, the Outside Date may be extended for one or more periods of up to thirty days per extension by Parent or the Company, each in its sole discretion, up to an aggregate extension so that the Outside Date, as so extended, shall not be later than April 1, 2024 (in which case any references to the Outside Date herein shall mean the Outside Date as extended); and provided, further, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to a party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or before the Outside Date;

(ii) if the Parent Stockholder Meeting shall have been held and completed (including any adjournments and postponements thereof), the stockholders of Parent shall have taken a final vote on the Parent Stock Issuance, and the Parent Required Vote shall not have been obtained;

(iii) if the Company Required Vote shall not have been obtained pursuant to the Company Stockholder Consent within seventy-two hours after the execution and delivery of this Agreement;

(iv) if any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any law or order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Merger, the Parent Stock Issuance, or the other transactions contemplated by this Agreement, and such law or order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(iv) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement, or entry of any such law or order;

(c) by the Company:

(i) if:

(A) the Parent Board shall have made a Change of Recommendation; or

(B) Parent shall have breached or failed to perform in any material respect any of its covenants and agreements set forth in Section 7.4(b) (Parent Stockholder Meeting) or Section 7.19 (Non-Solicitation);

(ii) if prior to the receipt of the Company Required Vote by the Company Stockholder Consent, the Company Board authorizes the Company, in full compliance with the terms of this Agreement, including Section 7.19, to enter into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided, that the Company shall have paid any amounts due pursuant to Section 9.2(d) in accordance with the terms, and at the times, specified therein; provided, further, that in the event of such termination, the Company substantially concurrently enters into such Alternative Acquisition Agreement;

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(iii) if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of Parent set forth in this Agreement (other than with respect to a breach of Section 7.4(b) (Parent Stockholder Meeting) or Section 7.19 (Non-Solicitation), as to which Section 9.1(c)(i)(B) shall apply) such that the conditions to the Closing of the Merger set forth in Section 8.1 or Section 8.3, as applicable, would not be satisfied and cannot be cured by Parent or, if capable of being cured, shall not have been cured by the later of (A) the Outside Date and (B) the date that is thirty days following receipt of written notice from Company describing such breach or failure in reasonable detail; provided, however, that Company shall have given Parent at least thirty days written notice prior to such termination stating Company’s intention to terminate this Agreement pursuant to this Section 9.1(c)(iii); provided, further, that Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(iii) if Company is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured; or

(d) by Parent:

(i) if:

(A) the Company Board shall have made a Change of Recommendation; or

(B) the Company shall have failed to perform in any material respect any of its covenants and agreements set forth in Section 7.4(a) (Company Stockholder Consent) or Section 7.19 (Non-Solicitation); or

(ii) if prior to the receipt of the Parent Required Vote at the Parent Stockholder Meeting, the Parent Board authorizes the Parent, in full compliance with the terms of this Agreement, including Section 7.19, to enter into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided, that the Parent shall have paid any amounts due pursuant to Section 9.2(c) in accordance with the terms, and at the times, specified therein; provided, further, that in the event of such termination, the Parent substantially concurrently enters into such Alternative Acquisition Agreement; or

(iii) if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of the Company set forth in this Agreement (other than with respect to a breach of Section 7.4(a) (Company Stockholder Consent) or Section 7.19 (Non-Solicitation) as to which Section 9.1(d)(i)(B) shall apply), such that the conditions to the Closing of the Merger set forth in Section 8.1 or Section 8.2, as applicable, would not be satisfied and cannot be cured by the Company or, if capable of being cured, shall not have been cured by the earlier of (A) the Outside Date and (B) the date that is thirty days following receipt of written notice from Parent describing such breach or failure in reasonable detail; provided, however, that Parent shall have given the Company at least thirty days written notice prior to such termination stating Parent’s intention to terminate this Agreement pursuant to this Section 9.1(d)(iii); provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(iii) if Parent is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured.

9.2 Notice of Termination; Effect of Termination; Termination Fees.

(a) The party desiring to terminate this Agreement pursuant to Section 9.1 (other than pursuant to Section 9.1(a)) shall deliver written notice of such termination to the other party specifying with particularity the reason for such termination, and any such termination in accordance with this Section 9.2 shall be effective immediately upon delivery of such written notice to the other party. Except as otherwise provided in this Article 9, if this Agreement is terminated pursuant to this Article 9, it will, to the fullest extent permitted by applicable law, become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent, or Representative of such party) to any other party hereto (including any liability for any obligation to pay any consequential, special, multiple, punitive or exemplary damages, including damages arising from loss of profits, business opportunities or goodwill, in respect of any of the transactions contemplated hereby or thereby (including the Merger)), except: (i) with respect to Section 7.5(b), Section 7.10, this Section 9.2 and Article 10 (and any related definitions contained in any such Sections or Article), which shall remain in full force and effect; and (ii) with respect to any liabilities or damages incurred or suffered by a party hereto, to the extent such liabilities or damages were the result of fraud or the willful and material breach by another party hereto of any of its representations, warranties, covenants, or other agreements set forth in this Agreement.

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(b) If this Agreement is terminated by: (i) the Company pursuant to Section 9.1(c)(i)(A) (Parent Board Change of Recommendation) or Section 9.1(c)(i)(B) (Parent Breach of Parent Stockholder Meeting or Non-Solicit Covenants), then Parent shall pay to the Company (by wire transfer of immediately available funds), within three (3) Business Days after such termination, a fee in an amount equal to the Termination Fee (as defined below) and the Maturity Date in respect of the Future Loans and the Existing Loans shall be extended to December 31, 2024; or (ii) Parent pursuant to Section 9.1(d)(i)(A) (Company Board Change of Recommendation) or Section 9.1(d)(i)(B) (Company Breach of Company Stockholder Consent Meeting or Non-Solicit Covenants), then the Company shall pay to Parent (by wire transfer of immediately available funds), within three Business Days after such termination, a fee in an amount equal to the Termination Fee.

(c) If this Agreement is terminated by Parent pursuant to Section 9.1(d)(ii) (Parent Superior Proposal), then (i) Parent shall pay to the Company (by wire transfer of immediately available funds) within three Business Days after such termination, a fee in an amount equal to the Termination Fee, and (ii) all outstanding principal and accrued but unpaid interest in respect of the Future Loans and the Existing Loans shall be forgiven as provided in the Promissory Note and the security interest under the Promissory Note and the Security Agreement shall be released as provided in the Security Agreement.

(d) If this Agreement is terminated by the Company pursuant to Section 9.1(c)(ii) (Company Superior Proposal), then Company shall pay to Parent (i) (by wire transfer of immediately available funds) within three Business Days after such termination, a fee in an amount equal to the Termination Fee, and (ii) all outstanding principal and accrued but unpaid interest in respect of the Future Loans and the Existing Loans, together with any outstanding fees and expenses payable by the Company to Parent pursuant to the loan documents evidencing the Future Loans and the Existing Loans.

(e) If this Agreement is terminated: (i) by the Company pursuant to Section 9.1(c)(iii) (Parent Breach), provided, however, that the Parent Required Vote shall not have been obtained at the Parent Stockholder Meeting; or (ii) by the Company or Parent pursuant to Section 9.1(b)(i) (Outside Date), provided, however, that the Parent Required Vote shall not have been obtained at the Parent Stockholder Meeting; or (iii) by the Company or Parent pursuant to Section 9.1(b)(ii) (Failure of Parent Required Vote) and, in the case of clauses (i), (ii) and (iii) immediately above: (1) prior to such termination (in the case of termination pursuant to Section 9.1(b)(i) (Outside Date), Section 9.1(c)(iii) (Parent Breach) or Section 9.1(b)(ii) (Failure of Parent Required Vote)), an Acquisition Proposal (with respect to Parent) shall (x) in the case of a termination pursuant to Section 9.1(b)(i) (Outside Date) or Section 9.1(b)(ii) (Failure of Parent Required Vote), have been publicly disclosed and not withdrawn, or (y) in the case of a termination pursuant to Section 9.1(c)(iii) (Parent Breach) have been publicly disclosed or otherwise made or communicated to Parent or the Parent Board, and not withdrawn; and (2) within twelve months following the date of such termination of this Agreement, Parent shall have entered into a definitive agreement with respect to any Acquisition Proposal, or any Acquisition Proposal shall have been consummated (in each case, whether or not such Acquisition Proposal is the same as the original Acquisition Proposal made, communicated or publicly disclosed), then in any such event Parent shall pay to Company (by wire transfer of immediately available funds), immediately prior to and as a condition to consummating such transaction, the Termination Fee (it being understood for all purposes of this Section 9.2(e), all references in the definition of Acquisition Proposal to 20% shall be deemed to be references to “more than 50%” instead). If a Person (other than Company) makes an Acquisition Proposal (with respect to Parent) that has been publicly disclosed and subsequently withdrawn prior to such termination or the obtainment of the Parent Required Vote at the Parent Stockholder Meeting and, within twelve months following the date of the termination of this Agreement, such Person or any of its controlled Affiliates makes an Acquisition Proposal that is publicly disclosed, such initial Acquisition Proposal shall be deemed to have been “not withdrawn” for purposes of this Section 9.2(e).

(f) If this Agreement is terminated: (i) by Parent pursuant to Section 9.1(d)(iii) (Company Breach), provided, however, that the Company Required Vote shall not have been obtained pursuant to the Company Stockholder Consent within twenty-four (24) hours after the execution and delivery of this Agreement; or (ii) by the Company or Parent pursuant to Section 9.1(b)(i) (Outside Date), provided, however, that the Company Required Vote shall not have been obtained pursuant to the Company Stockholder Consent within twenty-four (24) hours after the execution and delivery of this Agreement, and, in the case of clauses (i) and (ii) immediately above: (1) prior to such termination (in the case of termination pursuant to Section 9.1(b)(i) (Outside Date) or Section 9.1(c)(iii) (Company Breach)), an Acquisition Proposal (with respect to the Company) shall (x) in the case of a termination pursuant to Section 9.1(b)(i) (Outside Date), have been publicly disclosed and not withdrawn, or (y) in the case of a termination pursuant to Section 9.1(d)(iii) (Company Breach) have been publicly disclosed or otherwise made or communicated the Company

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or the Company Board, and not withdrawn; and (2) within twelve months following the date of such termination of this Agreement, the Company shall have entered into a definitive agreement with respect to any Acquisition Proposal, or any Acquisition Proposal shall have been consummated (in each case, whether or not such Acquisition Proposal is the same as the original Acquisition Proposal made, communicated or publicly disclosed), then in any such event the Company shall pay to Parent (by wire transfer of immediately available funds), immediately prior to and as a condition to consummating such transaction, the Termination Fee (it being understood for all purposes of this Section 9.2(f), all references in the definition of Acquisition Proposal to 20% shall be deemed to be references to “more than 50%” instead). If a Person (other than Parent) makes an Acquisition Proposal (with respect to the Company) that has been publicly disclosed and subsequently withdrawn prior to such termination or the obtainment of the Company Required Vote by the Company Stockholder Consent, and, within twelve months following the date of the termination of this Agreement, such Person or any of its controlled Affiliates makes an Acquisition Proposal that is publicly disclosed, such initial Acquisition Proposal shall be deemed to have been “not withdrawn” for purposes of this Section 9.2(f).

(g) [Intentionally omitted]

(h) As used in this Section 9.2, “Termination Fee” shall mean an amount equal to $2,000,000.

(i) The parties hereto acknowledge that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, such parties would not enter into this Agreement. The parties hereto acknowledge that the Termination Fee, in the circumstances in which such fee becomes payable by either Parent or the Company, constitutes liquidated damages and is not a penalty.

(j) There shall be deducted from any payments made pursuant to this Section 9.2 such amounts as may be required to be withheld therefrom under the Code or under any provision of U.S. state or local tax law.

9.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before the Effective Time; provided, however, that after receipt of the Company Required Vote, there may not be any amendment of this Agreement which, by applicable law or in accordance with the rules of any relevant stock exchange, requires further approval of the Company’s stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance of the other parties hereto with any of the agreements or conditions contained herein; provided, however, that, after receipt of the Company Required Vote and Parent Required Vote, there may not be any extension or waiver of this Agreement which decreases the Merger Consideration or which adversely affects the rights of the Company’s or Parent’s stockholders hereunder without the approval of such stockholders. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

10. GENERAL PROVISIONS

10.1 Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements of the Company or Parent in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

10.2 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, except that each of the Company and Parent shall bear and pay one-half of the costs and expenses incurred in connection with the filing and fees paid in respect of any regulatory filings, including filings made with Governmental Entities and actions taken by the parties under Section 7.6.

Annex A-54

10.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (a) on the date of actual delivery if delivered personally (with written confirmation of receipt), (b) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (c) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (d) on the date of transmission by email (or the first Business Day following such transmission if the date of such transmission is not a Business Day), in each case to the intended recipient as set forth below (or to such other address or facsimile number as such party shall have specified in a written notice duly delivered to the other parties hereto):

(a) if to Parent or Merger Sub prior to the Closing, to:

Inpixon
2479 E. Bayshore Road, Suite 195
Palo Alto, California 94303
Attention: Nadir Ali, Chief Executive Officer
Email: nadir.ali@inpixon.com

with a copy to (which shall not constitute notice):

Norton Rose Fulbright US LLP
1045 West Fulton Market, Suite 1200
Chicago, IL 60607
Attention: Kevin Friedmann
Email: kevin.friedmann@nortonrosefulbright.com

(b) if to the Company, to:

XTI Aircraft Company
7625 S. Peoria St., Suite D11
Englewood, CO 80112
Attention: Scott Pomeroy
Email: spomeroy@xtiaircraft.com

with a copy to:

MBMC International PLLC
9202 N 52 Street
Paradise Valley, AZ 85253
Attention: Mara Babin
Email: mara.babin@mbmc-intl.com

with a copy to:

Arnold & Porter Kaye Scholer LLP
1144 Fifteenth Street, Suite 3100
Denver, CO 80202
Attention: Ronald R. Levine, II
Email: Ron.Levine@arnoldporter.com

10.4 Interpretation; Construction. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and the schedules hereto and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Unless the context otherwise requires, “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. No provision of this Agreement shall be construed to require the Company, Merger Sub, Parent, any of Parent’s Subsidiaries or any of their respective officers, directors or Affiliates to take any action which would violate or

Annex A-55

conflict with any applicable law (whether statutory or common), rule or regulation. This Agreement shall be construed without regard to any presumption or interpretation against the party drafting or causing any instrument to be drafted. All schedules accompanying this Agreement and all information specifically referenced in any such schedule form an integral part of this Agreement, and references to this Agreement include reference to them.

10.5 Entire Agreement. This Agreement (which is defined to include the schedules and exhibits hereto), the Company Disclosure Letter and the Parent Disclosure Letter constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement and any termination of this Agreement.

10.6 Specific Performance. The parties hereto acknowledge and agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions and that, accordingly, the parties hereto shall, to the fullest extent permitted by applicable law, be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief sought in accordance with this Section 10.6 on the basis that any other party hereto has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party hereto seeking an injunction or injunctions in accordance with this Agreement to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall, to the fullest extent permitted by applicable law, not be required to provide any bond or other security in connection with any such order or injunction.

10.7 Governing Law; Venue. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law provisions (except to the extent (x) of mandatory provisions of federal law or (y) the internal affairs doctrine requires the applicable laws of the State of Nevada). To the fullest extent permitted by applicable law, each of the parties hereto irrevocably submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware or, to the extent that the Court of Chancery of the State of Delaware is found to lack jurisdiction, then the Superior Court of the State of Delaware or, to the extent that both of the aforesaid courts are found to lack jurisdiction, then the United States District Court of the District of Delaware (or in any appellate court thereof) for the purpose of any suit, action or other proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby, which is brought by or against any other party hereto and hereby irrevocably agree (a) that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court and (b) not to commence any action, suit or proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby other than in such court. Each party hereto irrevocably and unconditionally waives and agrees not to assert in any such suit, action or proceeding, in each case, to the fullest extent permitted by applicable law, (i) any objection to the laying of venue of any such suit, action or proceeding brought in any such court, (ii) any claim that such party is not personally subject to the jurisdiction of any such court, and (iii) any claim that any such suit, action or proceeding is brought in an inconvenient forum. Each party hereto agrees that service of any process, summons, notice or document as provided in and to such party as provided in Section 10.3 shall be effective service of process for any action, suit or proceeding brought against such party in any such court. Each party hereto agrees that a final judgment in any such suit, action or proceeding brought in any such court shall, to the fullest extent permitted by applicable law, be conclusive and binding upon such party and may be enforced in any other courts to whose jurisdiction such party is or may be subject, by suit upon such judgment. The parties hereto further agree that all of the provisions of Section 10.11 relating to waiver of jury trial shall apply to any action, cause of action, claim, cross-claim or third-party claim referenced in this Section 10.7.

10.8 Severability. Any term or provision of this Agreement which is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be

Annex A-56

unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any party or its stockholders. Upon any such determination, the Company and Parent shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

10.9 Publicity. Parent, Merger Sub and the Company shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement or SEC filing as may upon the advice of outside counsel be required by applicable law or the rules and regulations of any applicable stock exchange (including the NASDAQ). The parties have agreed upon the form of a joint press release announcing the Merger and the execution of this Agreement.

10.10 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Except for (a) the right of a holder of each share of Company Common Stock converted into the right to receive the Merger Consideration as provided in Section 2.1(b) and (b) the rights of the Company’s stockholders to pursue claims for damages and other relief, including equitable relief, for Parent’s or Merger Sub’s willful breach of this Agreement (provided, that the rights granted pursuant to this clause shall be enforceable on behalf of the stockholders only by the Company in its sole and absolute discretion), this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

10.11 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.12 Counterparts; Delivery. This Agreement may be executed in multiple original, PDF or facsimile counterparts, each of which shall be deemed an original, and all of which taken together shall be considered one and the same agreement. Each executed signature page to this Agreement and to each agreement and certificate delivered by a party hereto pursuant to this Agreement may be delivered by any of the methods described in Section 10.3 hereof, provided that such delivery is effected in accordance with the notice information provided for in Section 10.3 hereof. In the event that any signature to this Agreement or any agreement or certificate delivered pursuant hereto, or any amendment thereof, is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof. No party hereto shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver any such signature page or the fact that such signature was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation or enforceability of a contract and each party hereto forever waives any such defense.

[Remainder of Page Left Blank Intentionally]

Annex A-57

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by their respective officers hereunto duly authorized.

INPIXON
By:	/s/ Nadir Ali
Name:	Nadir Ali
Title:	Chief Executive Officer
XTI AIRCRAFT COMPANY
By:	/s/ Michael Hinderberger
Name:	Michael Hinderberger
Title:	Chief Executive Officer
SUPERFLY MERGER SUB INC.
By:	/s/ Nadir Ali
Name:	Nadir Ali
Title:	President

[Signature Page to Agreement and Plan of Merger]

Annex A-58

Exhibit A

Calculation of Exchange Ratio and Post-Closing Ownership Percentages

[Attached.]

Annex A-59

Calculation of Exchange Ratio and Post-Closing Ownership Percentages

1. Exchange Ratio Calculation. “Exchange Ratio” means the calculation determined pursuant to the following formula: [((Parent Fully-Diluted Shares Outstanding less Parent Financing Adjustment Shares) divided by Adjustment Percentage) less (Parent Fully-Diluted Shares Outstanding less Parent Financing Adjustment Shares)] divided by Company Fully-Diluted Shares Outstanding.

2. Certain Defined Terms. Capitalized terms used but not defined in this Exhibit A have the meanings set forth in the Agreement and Plan of Merger to which this Exhibit A is attached (the “Agreement”). As used in this Exhibit A:

(a) “Adjustment Percentage” means 40% less Net Cash Adjustment Percentage less Note Adjustment Percentage.

(b) “Cash Determination Time” means the close of business as of the Business Day immediately prior to the Anticipated Closing Date (as defined below), unless a Parent Permitted Issuance is anticipated to be completed contemporaneously with the Closing, in which case “Cash Determination Time” shall mean the close of business on the Closing Date.

(c) “Company Derivative Financing Shares Outstanding” means the total number of shares of Company Common Stock issuable upon exercise, conversion or exchange of derivative securities issued pursuant to Company Permitted Issuances with Parent consent to the extent required pursuant to Section 4.2(e) of the Agreement that remain outstanding at the Effective Time.

(d) “Company Fully-Diluted Shares Outstanding” means the sum of (i) the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, including in respect of Company Permitted Issuances (for the avoidance of doubt, this clause (i) excludes shares of Company Common Stock held in “treasury” or directly or indirectly by the Company), (ii) the total number of shares of Company Common Stock issuable upon exercise of Assumed Company Warrants outstanding immediately prior to the Effective Time, (iii) the total number of shares of Company Common Stock issuable upon exercise of the Company Options outstanding immediately prior to the Effective Time, (iv) the total number of shares of Company Common Stock issuable upon exercise or conversion of Company Convertible Notes outstanding immediately prior to the Effective Time and (v) the Company Derivative Financing Shares Outstanding.

(e) “Indebtedness” means any obligations, contingent or otherwise of (A) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (B) the principal and interest components of capitalized lease obligations under GAAP, (C) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have been drawn), (D) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, but not to include the Streeterville Notes, (E) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (F) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment that have been delivered, including “earn outs” and “seller notes,” (G) cost and expenses directly attributable to the Solutions Divestiture, (H) breakage costs, prepayment or early termination premiums, penalties or other fees or expenses payable as a result of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (A) through (G), including the Transaction Bonuses and the Transaction Expenses, as well as all Indebtedness of another Person referred to in clauses (A) through (G) above guaranteed directly or indirectly, jointly or severally; provided, no item of Indebtedness shall be taken into account more than once.

(f) “May 2023 Parent Warrants” means the warrants to purchase up to 150,000,000 shares of Parent Common Stock issued on May 17, 2023 (as amended on June 20, 2023), pursuant to the terms and conditions of those certain Warrant Purchase Agreements by and among Parent and the parties thereto (as amended on June 20, 2023).

(g) “Maxim Shares” means the total number of shares of Parent Common Stock issued or issuable to Maxim Group LLC pursuant to that certain Engagement Letter dated May 16, 2023.

Annex A-60

(h) “Net Cash Adjustment Percentage” means the percentage determined pursuant to the following formula: a*(b/d), where

a = 0.4%

b = (f – c – e)

c = the principal amount of the Existing Loans and the Future Loans outstanding as of immediately prior to the Effective Time (without duplication)

d = $1,000,000

e = Parent Net Cash

f = $21,500,000

(i) “Note Adjustment Percentage” means the percentage determined pursuant to the following formula: g*(h/i), where

g = 0.3%

h = principal amount of, and the amount of accrued but unpaid interest on, the Streeterville Notes outstanding as of immediately prior to the Effective Time

i = $1,000,000

(j) “Parent Financing Adjustment Shares” means the number determined pursuant to the following formula: j – k, where

j = Parent Financing Shares Issuable

k = Parent Financing Shares Issued

(k) “Parent Net Cash” means, with respect to Parent as of the Cash Determination Time and without duplication: cash and cash equivalents and marketable securities of Parent and its Subsidiaries determined in accordance with GAAP applied on a basis consistent with the application of GAAP in the preparation of Parent’s most recent audited financial statements (excluding any cash restricted or collateralized), less all Indebtedness, plus the aggregate amount of the principal outstanding in respect of the Future Loans and the Existing Loans.

(l) “Parent Financing Shares Issuable” means the total number of shares of Parent Common Stock issued or issuable pursuant to Parent Permitted Issuances.

(m) “Parent Financing Shares Issued” means the total number of shares of Parent Common Stock issued pursuant to Parent Permitted Issuances plus shares of Parent Common Stock issuable without payment or potential payment of additional cash consideration upon conversion, exercise or exchange of derivative securities issued pursuant to Parent Permitted Issuances with Company consent to the extent required pursuant to Section 5.2(h) of the Agreement.

(n) “Parent Fully-Diluted Shares Outstanding” means the sum of (i) the total number of shares of Parent Common Stock issued and outstanding immediately prior to the Effective Time, including Parent Common Stock issued on exercise of the May 2023 Parent Warrants prior to the Effective Time (for the avoidance of doubt, this clause (i) excludes shares of Parent Common Stock held in “treasury” or directly or indirectly by Parent), (ii) the total number of shares of Parent Common Stock issuable upon conversion of Parent Preferred Stock issued and outstanding immediately prior to the Effective Time, (iii) the total number of shares of Parent Common Stock issuable upon exercise of the Parent Warrants outstanding immediately prior to the Effective Time (excluding the May 2023 Parent Warrants to the extent not exercised prior to the Effective Time), (iv) the total number of shares of Parent Common Stock issuable upon exercise or vesting of the Parent Equity Awards outstanding immediately prior to the Effective Time, (v) the Maxim Shares, and (vi) shares of Parent Common Stock issued or issuable without payment or potential payment of additional cash consideration upon conversion, exercise or exchange of derivative securities issued pursuant to Parent Permitted Issuances.

Annex A-61

(o) “Streeterville Notes” means those certain Promissory Notes issued to Streeterville Capital, LLC on July 22, 2022 and December 30, 2022.

(p) “Transaction Expenses” means, with respect to Parent as of the Cash Determination Time and without duplication the sum of: (A) the cash cost of any change of control, transaction bonus, bonus, severance (voluntary or otherwise) (including a reasonable estimate of payment or reimbursement for continued coverage under any employee benefit plan), retention or similar payments (whether “single trigger” or “double trigger”) that become due and payable by Parent or any of its Subsidiaries at or prior to the Effective Time or as a result of the Merger or the transactions contemplated by the Agreement, and all related costs of the foregoing (including, for the avoidance of doubt, the employer portion of any payroll or employment Taxes associated with such payments); (B) subject to Section 10.2 of the Agreement, all costs, fees and expenses incurred by Parent or its Subsidiaries at or prior to the Effective Time in connection with the negotiation, preparation and execution of the Agreement or any agreements, documents, certificates, opinions or other items contemplated by the Agreement and the consummation of the Merger or the other transactions contemplated by the Agreement and that are unpaid as of the Effective Time, including fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants, investor relations, proxy solicitors and public relations consultants, and other advisors and service providers, as well as any severance costs associated with the termination of employment of any Parent personnel prior to the Closing; (C) the cash cost of the extended reporting period insurance coverage purchased by Parent pursuant to Section 7.10(d) of the Agreement; and (D) any other fixed or contingent fees, expenses, commissions, other amounts or liabilities that are expressly allocated to Parent pursuant to the Agreement or this Exhibit A.

3. Parent Net Cash Determination.

(a) Not less than five but no more than seven calendar days prior to the anticipated date for Closing (the “Anticipated Closing Date”), Parent will deliver to the Company a schedule (the “Parent Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of Parent Net Cash, prepared and certified by Parent’s Chief Financial Officer. Parent shall make available to the Company the work papers and back-up materials used in preparing the Parent Net Cash Schedule and, if requested by the Company, Parent’s accountants and consultants who were involved in the preparation of the Parent Net Cash Schedule at reasonable times and upon reasonable prior notice.

(b) On the fourth calendar day following Parent’s delivery of the Parent Net Cash Schedule, such Parent Net Cash Schedule shall become final and binding on all parties to the Agreement, unless on or prior to the third calendar day following such delivery, the Company disputes such Parent Net Cash Schedule by delivering a written notice to Parent describing in reasonable detail each item in dispute and the Company’s proposed revisions to such Parent Net Cash Schedule (a “Dispute Notice”).

(c) If Representatives of Parent and the Company are unable to negotiate an agreed-upon determination of any items timely disputed in a Dispute Notice (the “Disputed Items”) within two days after delivery of such Dispute Notice, then any such Disputed Items shall be referred to an independent auditor of recognized national standing jointly selected by Parent and the Company that is not serving as auditor of either Parent or the Company (the “Accounting Firm”). Parent shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Parent Net Cash Schedule, and Parent and the Company shall use reasonable best efforts to cause the Accounting Firm to make its determination within ten calendar days of accepting its selection. Parent and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Parent and the Company. The determination of the Accounting Firm shall be limited to the items in dispute submitted to the Accounting Firm. Any determination of Parent Net Cash made by the Accounting Firm shall be made in writing delivered to each of Parent and the Company, shall be final and binding on the parties hereto and shall be deemed to have been finally determined for purposes of the Agreement and to represent the Parent Net Cash for all purposes of the Agreement. The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of Parent Net Cash that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed amount of Parent Net Cash. If this subparagraph (c) applies as to the determination of Parent Net Cash, upon resolution of the matter in accordance with this subparagraph (c), the Company and Parent shall not be required

Annex A-62

to determine Parent Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Parent or the Company may request a redetermination of Parent Net Cash if the Closing Date is more than fifteen calendar days after the Anticipated Closing Date.

(d) Notwithstanding anything to the contrary contained in this Section 3 of this Exhibit A, in no event shall the Company or Parent be required to make available or deliver any documents, materials or information that would (A) violate or prejudice the rights of its customers or employees, (B) jeopardize the attorney-client privilege of the institution in possession or control of such information, (C) contravene, violate or breach any law, rule, regulation, order, judgment, decree or fiduciary duty or any binding agreement entered into prior to the date of the Agreement in the ordinary course of business consistent with past practice or (D) be adverse to its interests in any pending or threatened litigation between the parties hereto over the terms of the Agreement.

4. Illustrative Example of Exchange Ratio. An illustrative example of the calculation of the Exchange Ratio is attached hereto.

Annex A-63

Exhibit B

Form of Parent Bylaws

[Attached.]

Annex A-64

AMENDMENT TO BYLAWS
OF
INPIXON

The undersigned, being the duly elected Secretary of INPIXON, a Nevada corporation (the “Corporation”), does hereby certify that:

1. The Board of Directors of the Corporation, by unanimous written consent, approved and adopted the following amendments to the Bylaws of the Corporation effective as of ________, 2023:

Article II, Section 3.1 of the Bylaws is hereby amended by deleting the final sentence thereof in its entirety and replacing such sentence with the following:

Each Director, including a Director elected to fill a vacancy, shall hold office the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Article II, Section 3.3 of the Bylaws is hereby amended and restated in its entirety and replaced with the following:

Section 3.3 Except as otherwise fixed by the Articles of Incorporation relating to the rights of the holders of any series of preferred stock to separately elect additional directors, which additional directors are not required to be classified pursuant to the terms of such series of preferred stock (the “Preferred Stock Directors”), the Board of Directors will be divided into three (3) classes:  Class I, Class II and Class III.  Each class shall consist, as nearly as possible, of a number of directors equal to one-third (1/3) of the then authorized number of members of the Board of Directors (other than the Preferred Stock Directors).   The Board is authorized to assign members of the Board already in office at the time of adoption of this bylaw to Class I, Class II or Class III. The term of office of the initial Class I directors shall expire at the annual meeting of stockholders in 2024; the term of office of the initial Class II directors shall expire at the annual meeting of stockholders in 2025; and the term of office of the initial Class III directors will expire at the annual meeting of stockholders in 2026.  At each succeeding annual meeting of stockholders of the Corporation the successors of the class of directors whose term expires at that meeting shall be elected to hold office in accordance with Section 3.1 of these Bylaws for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.  The directors of each class will hold office until the expiration of the term of such class and until their respective successors are elected and qualified or until such director’s earlier death, resignation or removal.

Article XI, Section 3 has been added with the following:

Section 3. Nevada Acquisition of Controlling Interest Statute. The provisions of NRS 78.378 through 78.3793, inclusive, shall, effective as of [•], 2023 (the “Transaction Date”)], not be applicable to, and to such extent the Corporation hereby opts out of the provisions of, NRS 78.378 through 78.3793, inclusive, for all purposes of relating to, that certain Agreement and Plan of Merger, by and among XTI Aircraft Company, the Corporation and Superfly Merger Sub Inc., dated as of [the Transaction Date], and the consummation of the transactions contemplated thereby, including, without limitation, the acquisition of shares, or of rights to acquire shares, of the Corporation by the stockholders, or holders of rights to acquire stock, of XTI Aircraft Company.

2. All other provisions of the Bylaws of the Corporation remain in full force and effect.

Annex A-65

IN WITNESS WHEREOF, the undersigned has executed this Amendment on the ___ day of ______, 2023.

By:
Name:
Title:	Secretary

Annex A-66

Exhibit C

Form of Promissory Note

[Attached.]

Annex A-67

SENIOR SECURED PROMISSORY NOTE

Original Principal Amount: $538,407	Issue Date: July 24, 2023
Englewood, CO

FOR VALUE RECEIVED, XTI Aircraft Company, a Delaware corporation (“Borrower”), promises to pay to the order of Inpixon, a Nevada corporation (collectively, with any and all of its successors and assigns and/or any other holder hereof, “Lender”), in immediately available funds in lawful money of the United States of America, without counterclaim or offset and free and clear of, and without any deduction or withholding for, any taxes or other payments, by wire transfer in accordance with the instructions provided by Lender, the principal sum of $538,407 (the “Original Principal Amount”) plus any additional cash amounts loaned by Lender to Borrower following the issue date first written above (the “Issue Date”) as “Future Loans” (collectively, the “Additional Principal Amount”) pursuant to Section 7.21 of that certain Agreement and Plan of Merger, dated as of July 24, 2023, among Borrower, Lender and Superfly Merger Sub Inc. (the “Merger Agreement”), up to an aggregate principal amount of $2,313,407 under this Senior Secured Promissory Note (this “Note”) including the Original Principal Amount (the “Maximum Principal Amount”) (or the unpaid balance of all principal loaned under this Note, if such amount is less than the Maximum Principal Amount (the aggregate unpaid principal balance of this Note is referred to herein, from time to time, as the “Principal Debt”)), together with interest on the Principal Debt, from day to day outstanding as hereinafter provided (collectively with any and all other indebtedness to Lender under this Note (the “Indebtedness”), as evidenced, governed, or secured by or arising under this Note or the Security Agreement (as defined below) (collectively, the “Loan Documents”)). The loans evidenced by this Note are referred to herein collectively as the “Loan”.

The Original Principal Amount represents the principal amounts loaned by Lender to Borrower pursuant to the Promissory Notes made by Borrower in favor of Lender, dated March 10, 2023, in the amount of $300,000, June 9, 2023, in the amount of $150,000, and July 13, 2023 in the amount of $75,000, and all interest accrued thereunder through the date immediately preceding the Issue date, which Promissory Notes are hereby cancelled and of no further force or effect.

Lender shall set forth on Schedule 1 hereto the Additional Principal Amount and date of each Future Loan made to Borrower pursuant to the Merger Agreement and the Security Agreement and deliver a modified Schedule 1 to Borrower setting forth each such Future Loan promptly following the making of each such Future Loan, upon which such modified Schedule 1 shall be deemed incorporated in this Note as though fully set forth herein and shall serve as conclusive and binding evidence of the making of each such Future Loan.

1.    Payment Schedule and Maturity Date. The Principal Debt, together with all accrued and unpaid interest and all other amounts payable hereunder and under the other Loan Documents (collectively, the “Obligations”), shall be due and payable upon the earlier of (a) December 31, 2023, (b) when declared due and payable by Lender upon the occurrence of an Event of Default, or (c) within three Business Days (as defined in the Merger Agreement) following termination of the Merger Agreement by Borrower pursuant to Section 9.1(c)(ii) thereof (Company Superior Proposal) or by Lender pursuant to Section 9.1(d)(i)(A) thereof (Company Board Change of Recommendation) or Section 9.1(d)(i)(B) thereof (Company Breach of Company Stockholder Consent Meeting or Non-Solicit Covenants) (the foregoing (a), (b) or (c), as applicable, the “Maturity Date”). Notwithstanding the foregoing, this Note shall be forgiven, cancelled and of no further force or effect if the Merger Agreement is terminated by Lender pursuant to Section 9.1(d)(ii) thereof (Parent Superior Proposal), subject to Lender’s rights and remedies under the Loan Documents and the Merger Agreement, all of which are hereby reserved and unaffected hereby. If the Merger Agreement is terminated by the Company pursuant to Section 9.1(c)(i)(A) (Parent Board Change of Recommendation) or Section 9.1(c)(i)(B) (Parent Breach of Parent Stockholder Meeting or Non-Solicit Covenants), then the Maturity Date shall be extended to, and such capitalized term as used herein shall mean, December 31, 2024.

2.    Representations and Warranties of Borrower. To induce Lender to make the Loan and other financial accommodations hereunder, Borrower represents and warrants to Lender that:

2.1    Corporate Status and Qualification. Borrower: (a) is a duly incorporated and validly existing corporation in good standing under the laws of the State of Delaware and has the corporate power and authority to own its property and assets and to transact the business in which it is engaged; and (b) is duly qualified and is authorized to do business and in good standing (if applicable) in all jurisdictions where it is required to be so qualified, except where the failure to be so qualified would not have a material adverse effect on (i) the

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assets, liabilities (actual or contingent), business, operations, financial condition or results of operations of Borrower, (ii) the ability of Borrower to perform its obligations under this Note or any other Loan Document to which it is a party, or (iii) the legality, binding effect, validity or enforceability of this Note or any other Loan Document (a “Borrower Material Adverse Effect”). Borrower holds all necessary licenses and permits for the operation of its businesses, except such licenses or permits which Borrower’s failure to hold would not have a Borrower Material Adverse Effect.

2.2    Corporate Authority and Enforceability. Borrower has all requisite power and authority to own its property and to carry on its business as now conducted and has the corporate or other organizational power to execute, deliver, and carry out the terms and provisions of this Note and all other Loan Documents to which it is a party and has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance of each Loan Document to which it is a party. Borrower has duly executed and delivered each Loan Document to which it is a party, and each such Loan Document constitutes the legal, valid and binding obligation of it enforceable in accordance with its terms, in each case subject to (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, arrangement or similar laws relating to or affecting creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law).

2.3    No Violation. Unless otherwise provided herein under Section 22, neither the execution, delivery or performance by Borrower of the Loan Documents to which it is a party nor compliance with the terms and provisions hereof or thereof nor the consummation of the transactions contemplated hereby or thereby will (a) result in any breach of any of the terms, material covenants, conditions or provisions of, or constitute a material default under, or result in the creation or imposition of (or the obligation to create or impose) any lien upon any of the material property or assets of Borrower (other than liens created by or otherwise permitted under the Loan Documents) pursuant to, the terms of any material indenture, loan agreement, lease agreement, mortgage, deed of trust, agreement or other material instrument to which it is party or by which it or any of its property or assets is bound or (b) violate any provision of its certificate of incorporation or bylaws.

2.4    Compliance with Laws. Borrower is in compliance with all applicable provisions of all constitutions, statutes, rules, regulations and orders of all governmental and nongovernmental bodies, except where the failure to be in compliance would not have a Borrower Material Adverse Effect.

2.5    No Litigation. There are no judgments against Borrower as of the date of this Note and no litigation or administrative, regulatory or self-regulatory proceeding, investigation or inquiry before any governmental or self-regulatory authority is presently pending, or to the knowledge of Borrower, threatened in writing, against it or any of its property.

2.6    Tax Compliance. Borrower has filed, or caused to be filed, all federal and all material state or local income tax returns and all other material tax returns required to be filed by it and has paid all taxes shown to be due and payable on its return(s) or on any assessment made against it, other than those (i) not yet delinquent or (ii) contested in good faith as to which adequate reserves have been provided in accordance with U.S. generally accepted accounting principles consistently applied (“GAAP”).

2.7    Good Title and Absence of Liens. As of the date of this Note, Borrower has good and marketable title to or leasehold interest in all of its properties and assets, real, personal and mixed, that are necessary for the operation of its business as currently conducted, free and clear of all liens or other encumbrances except liens in favor Lender, or liens otherwise permitted under the Loan Documents.

2.8    Reaffirmation. Each and every request for a loan or other financial accommodation hereunder shall be deemed as an affirmation by Borrower that no Event of Default (as defined below) exists hereunder and that the representations and warranties contained in this Note are true and accurate in all material respects (or in all respects to the extent already qualified by materiality) as of the date of the issuance of this Note as if made on and as of such date (other than any representation or warranty that expressly speaks only as of a different date to the extent not true and correct in all material respects (or in all respects to the extent already qualified by materiality) as of such earlier date) as of the date of each such request.

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2.9    Solvency. The fair value of the business and assets of Borrower (including, without limitation, contingent, unmatured, and unliquidated claims arising out of all rights of indemnity, contribution, reimbursement, or any similar right, or any claim of subrogation arising in respect of any guaranty, as such claims may arise or mature, that Borrower may have against it) will be in excess of the amount that will be required to pay its liabilities (including, without limitation, contingent, subordinated, unmatured, and unliquidated liabilities on existing debts, as such liabilities may become absolute and matured), in each case after giving effect to the transactions contemplated by this Note and the use of proceeds therefrom. Borrower, after giving effect to the transactions contemplated by this Note and the use of proceeds therefrom, will not be engaged in any business or transaction, or about to engage in any business or transaction, for which it has an unreasonably small capital (within the meaning of the Uniform Fraudulent Transfer Act, as adopted in the State of New York and Section 548 of the Bankruptcy Code (defined below)), and Borrower has no intent to: (i) hinder, delay or defraud any entity to which it is, or will become, on or after the date hereof, indebted, or (ii) incur debts that would be beyond its ability to pay as they mature.

2.10  Defaults. Borrower is not in default under any material agreement to which it is a party or by which it or any of its material property is bound, or under any instrument evidencing any material indebtedness, and neither the execution of nor performance under the Loan Documents will create a default or any lien under any such agreement or instrument other than a lien in favor of Lender in accordance with the Security Agreement.

3     Affirmative Covenants of Borrower.

3.1    Notices. Borrower shall, promptly (and in any event within five (5) business days) upon obtaining knowledge thereof, furnish to Lender written notice of the following, including in such notice details of the occurrence and stating what action Borrower has taken or proposes to take with respect thereto:

(a)     the occurrence of an Event of Default; or

(b)    all existing and all threatened litigation, claims, investigations, inquiries, administrative proceedings or similar actions affecting Borrower that would reasonably be expected to result in a Borrower Material Adverse Effect.

3.2    Financial Records. Borrower shall maintain its books and records with full, true and correct entries, in accordance with GAAP, applied on a consistent basis, and shall permit Lender and its certified public accounting firm and other accounting advisers to examine and audit its books and records at all reasonable times during business hours and upon reasonable prior notice.

3.3    Existence/Nature of Business. Borrower shall continue to engage in business of the same general type, or substantially similar type, or related business thereto as now conducted by Borrower and shall at all times preserve and keep in full force and effect its legal existence and take all reasonable action to preserve all rights, franchises, licenses, permits, privileges, patents, copyrights, trademarks and trade names necessary to the conduct of its business, except to the extent failure to do so would not have a Borrower Material Adverse Effect.

3.4    Payment of Expenses. Borrower shall pay any and all expenses, including reasonable attorney’s fees and disbursements, filing and recording fees, and all other charges and expenses incurred or to be incurred by Lender in connection with the preparation and execution and recording of this Note and all other Loan Documents, and the loans and advances made under this Note, and all amendments and modifications hereto, and in connection with monitoring and protecting the collateral securing this Note pursuant to the Security Agreement, and in defending or prosecuting any actions or proceedings arising out of the Loan Documents, including but not limited to any proceedings under the Bankruptcy Code relating to Borrower.

3.5    Payment of Taxes. Borrower shall pay all taxes imposed upon it or any of its properties or assets or in respect of any of its income, businesses or franchises before the same shall become delinquent or in default, except those taxes which are being contested in good faith by appropriate proceedings and diligently conducted.

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3.6    Maintenance of Properties. Borrower shall maintain or cause to be maintained in good repair, working order and condition, ordinary wear and tear excepted, all properties material to the conduct of its business and, from time to time, make or cause to be made all appropriate repairs, renewals and replacements thereof.

3.7    Material Contracts. Borrower shall (a) perform and observe all the terms and provisions of each agreement or contract to be performed or observed by it, (b) maintain each such agreement or contract in full force and effect except to the extent such agreement or contract is no longer used or useful in the conduct of the business of Borrower in the ordinary course of business, consistent with past practices, and (c) enforce each such agreement or contract in accordance with its terms, if such failure to perform, observe, maintain or enforce such agreement or contract, would reasonably be expected to result in a Borrower Material Adverse Effect.

3.8    Compliance with Laws. Borrower shall comply in all material respects with any and all material laws, legislation, ordinances, orders, judgments, rules, regulations, certifications, franchises, permits, licenses, directions, and requirements of governmental authorities applicable to Borrower, its properties or its assets. Borrower covenants that it shall continue to obtain and hold all necessary licenses and permits for the operations of its business.

3.9    Additional Loan Disbursements. Borrower acknowledges and agrees that Lender shall have the authority to make adjustments to Schedule 1 to reflect additional loans made by Lender to Borrower following the Issue Date, which shall be deemed “Future Loans” as defined in the Security Agreement.

4     Negative Covenants of Borrower. During the period when the Obligations are outstanding, Borrower shall not engage in any of the activities set forth below without prior written consent of Lender.

4.1    Loans and Investments. Borrower shall not make any loans or advances to, or investment in, any person or entity, except as set forth below:

4.1.1 investments in cash and cash equivalents;

4.1.2 guarantees, in the ordinary course of business, of obligations owed to landlords, suppliers, customers and licensees of Borrower or its wholly-owned subsidiaries;

4.1.3 investments in the nature of pledges or deposits with respect to leases or utilities provided to third party, non-affiliates of Borrower;

4.2    Liens. Borrower will not allow or suffer any lien or other encumbrance to exist on any of its assets, except as set forth below:

4.2.1 liens in favor of Lender pursuant to the Security Agreement;

4.2.2 liens existing on the Issue Date and disclosed by Borrower to Lender in writing prior to the Issue Date;

4.2.3 liens for taxes not yet delinquent or which are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of such Person in conformity with GAAP;

4.2.4 liens arising in the ordinary course of business (i) in favor of carriers, warehousemen, mechanics and materialmen, construction contractors and other similar liens imposed by law, (ii) in connection with worker’s compensation, unemployment compensation and other types of social security laws and regulations or to secure the performance of bids, tenders, leases, contracts (other than for the payment of money) and statutory obligations, (iii) in connection with surety bonds, bids, performance bonds and similar obligations or (iv) securing liability for reimbursement indemnification obligations of (including obligations in respect of letters of credit of bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance to Borrower;

4.2.5 rights of setoff or bankers’ liens upon deposits of funds in favor of banks or other depository institutions or upon securities in favor of securities intermediaries, solely to the extent incurred in connection with the maintenance of deposit accounts or securities accounts;

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4.2.6 (i) easements, zoning restrictions, encroachments, rights of way, restrictions, minor defects or irregularities in title and other similar liens on real property not interfering in any material respect with the business of Borrower, and (ii) liens of landlords and mortgagees of landlords (A) arising by statute or under any lease or related contractual obligation, (B) on fixtures and movable tangible property located on the real property leased or subleased from such landlord, and (C) for amounts not yet due;

4.2.7 attachments, appeal bonds, judgments and other similar liens, arising in connection with court proceedings not constituting an Event of Default under Section 8.7; and

4.2.8 non-exclusive licensing of intellectual property in the ordinary course of business.

4.3    Limitation on Indebtedness. Borrower will not, without the prior written consent of Lender, create, incur, assume, or suffer to exist any other indebtedness, except as set forth below:

4.3.1 the Obligations;

4.3.2 debt existing on the Issue Date and disclosed by Borrower to Lender in writing prior to the Issue Date and refinancings, renewals and extensions thereof, so long as such refinancings, renewals, or extensions do not result in an increase in the principal amount of the debt so refinanced, renewed, or extended, other than by the amount of accrued interest and premiums paid thereon and the fees and expenses incurred in connection therewith and by the amount of unfunded commitments with respect thereto;

4.3.3 debt incurred in connection with the acquisition, construction or improvement of fixed or capital assets (including pursuant to a capitalized lease) in an aggregate amount not exceeding $100,000 during any fiscal year, and any renewals or refinancing of such debt on substantially the same as or better terms as in effect on the date of incurrence of such debt;

4.3.4 cash management obligations and other unsecured debt incurred in respect of netting services, automatic clearinghouse arrangements, overdraft protection, and other like services; and

4.3.5 to the extent constituting debt obligations, debt incurred in connection with the financing of insurance premiums.

4.4    Certificate of Incorporation and Bylaws. Borrower will not amend or otherwise modify its certificate of incorporation or bylaws, except for such amendments or other modifications required by law or which are not materially adverse to the interests of Lender.

4.5    Transactions Among Affiliates. Borrower will not become a party to any transaction with an affiliate of Borrower (other than its wholly-owned subsidiaries) unless the terms and conditions relating to such transaction are as favorable to Borrower as would be obtainable at the time in a comparable arm’s-length transaction with a person or entity other than an affiliate of Borrower or pay or incur any obligation to pay any management, service, consulting, or similar fees to any affiliate of Borrower.

4.6    Prepayments of Indebtedness. Borrower will not prepay or obligate itself to prepay in whole or in part, any indebtedness (other than the Obligations).

4.7    Dividends; Redemptions. Borrower will not pay or declare any cash or property dividends, nor otherwise make a distribution of capital or income, nor redeem, retire or repurchase any equity interests of Borrower.

4.8    Maintain Corporate Existence and Nature of Business.

(a)     Borrower will not allow its corporate existence to be other than in good standing and will not, without the prior written consent of Lender, dissolve or liquidate, or merge or consolidate with, or acquire or affiliate with any other business entity unless Borrower is the surviving entity;

(b)    Borrower will not change its name without furnishing to Lender at least 10 business days prior written notice thereof; and

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(c)     Borrower will not change the nature of its business from (i) business of the same general type or substantially similar type as conducted by Borrower on the Issue or Date or (ii) any related business.

5     Interest.

5.1    Interest Rate. The Principal Debt from day-to-day outstanding that is not past due shall bear interest at a rate per annum equal to ten percent (10)% percent (the “Interest Rate”), compounded annually and computed on the basis of a 365-day year beginning on the date such amount is advanced by Lender to Borrower.

5.2    Computations and Determinations. All interest shall be computed on the basis of a year of 365 days and paid for the actual number of days elapsed (including the first day but excluding the last day). Lender shall determine each interest amount applicable to the Principal Debt in accordance with this Note and its determination thereof shall be conclusive in the absence of manifest error. The books and records of Lender shall be conclusive evidence, in the absence of manifest error, of all sums owing to Lender from time to time under this Note, but the failure to record any such information shall not limit or affect the obligations of Borrower under the Loan Documents.

5.3    Past Due Rate. If any amount payable by Borrower under any Loan Document is not paid when due, such amount shall thereafter bear interest at the Past Due Rate (as hereinafter defined), in lieu of the Interest Rate, to the fullest extent permitted by applicable law. In addition, following any Event of Default, all the Indebtedness shall bear interest at the Past Due Rate, in lieu of the Interest Rate. In either case, accrued and unpaid interest or past due amounts (including interest on past due interest) shall be due and payable on demand, at a rate per annum equal to eighteen percent (18%) compounded annually and computed on the basis of a 365-day year, in lieu of the Interest Rate, provided that in no event shall the rate of interest hereunder exceed the maximum rate permitted by applicable law (the “Past Due Rate”).

6     Prepayment.

6.1    Borrower may prepay the Principal Debt, in full at any time or in part from time to time, without penalty or premium, provided that:

6.1.1 Lender shall have actually received from Borrower prior written notice (the “Prepayment Notice”) setting forth (A) Borrower’s intent to prepay, (B) the amount of principal that will be prepaid (the “Prepaid Principal”), and (C) the date on which the prepayment will be made, such Prepayment Notice to be received by Lender, in each case, on or prior to the date that is 5 days prior to the date of such proposed prepayment, provided that Borrower shall have the right to revoke any Prepayment Notice prior to payment of the Prepaid Principal;

6.1.2 each prepayment shall be in the amount of one hundred percent (100%) of the Prepaid Principal, plus accrued unpaid interest thereon to the date of prepayment (or the end of the month in which the prepayment is made), plus any other sums that have become due to Lender under the Loan Documents on or before the date of prepayment but have not been paid.

6.2    If this Note is prepaid in full, any commitment of Lender for further advances shall automatically terminate. No Prepaid Principal may be reborrowed.

7            Certain Provisions Regarding Payments. All payments made under this Note shall be applied, to the extent thereof, to late charges, to accrued but unpaid interest, to unpaid principal, and to any other sums due and unpaid to Lender under the Loan Documents, in such manner and order as Lender may elect in its sole discretion, any instructions from Borrower or anyone else to the contrary notwithstanding. Remittances shall be made without offset, demand, counterclaim, deduction, or recoupment (each of which is hereby waived) and shall be accepted subject to the condition that any check or draft may be handled for collection in accordance with the practice of the collecting bank or banks. Acceptance by Lender of any payment in an amount less than the amount then due on any of the Indebtedness shall be deemed an acceptance on account only, notwithstanding any notation on or accompanying such partial payment to the contrary, and shall not in any way (a) waive or excuse the existence of an Event of Default (as hereinafter defined), (b) waive, impair, or extinguish any right or remedy available to Lender hereunder or under the other Loan Documents, or (c) waive the requirement of punctual payment and performance or constitute a novation in any respect. Payments received after 2:00 p.m. Eastern Time shall be deemed to be received on, and shall be posted as

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of, the following business day. Whenever any payment under this Note or any other Loan Document falls due on a day that is not a business day, such payment may be made on the next succeeding business day. As used in this Agreement, “business day” means any day other than a Saturday, Sunday or a bank holiday in the City of New York, New York.

8     Events of Default. The occurrence of any one or more of the following shall constitute an “Event of Default” under this Note:

8.1    Borrower fails to pay: (i) when and as required to be paid under this Note, including, without limitation, the Principal Debt or interest accrued thereon or (ii) within ten (10) calendar days after the same becomes due, any other amount payable hereunder.

8.2    Borrower fails to perform or observe any material term, covenant or agreement contained in this Note other than the payment of money which is the subject of Section 8.1 above and such failure continues for 10 calendar days.

8.3    An Event of Default (as defined in the Security Agreement) occurs.

8.4    Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of Borrower herein, or in the Security Agreement or any document delivered in connection herewith or therewith shall be incorrect or misleading in any material respect when made or any representation, warranty, certification or statement of fact contained herein is or becomes false or materially misleading at any time.

8.5    Borrower institutes or consents to the institution of any Insolvency Proceeding or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of Borrower and the appointment continues undischarged or unstayed for 60 calendar days; or any Insolvency Proceeding relating to Borrower or to all or any material part of its property is instituted without the consent of Borrower and continues undismissed or unstayed for 60 calendar days, or an order for relief is entered in any such Insolvency Proceeding.

8.6    Borrower becomes unable or admits in writing its inability or fails generally to pay its debts as they become due, or any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of Borrower and is not released, vacated or fully bonded within 60 calendar days after its issue or levy.

8.7    There is entered against Borrower one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments or orders) exceeding $100,000.

8.8    This Note or the Security Agreement or any material provision hereof or thereof, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or satisfaction in full of all the Obligations of Borrower, ceases to be in full force and effect; or Borrower contests in any manner the validity or enforceability of this Note or the Security Agreement or any provision hereof or thereof other than a contest based solely on all of the Obligations having already been paid or satisfied in full; or Borrower denies that it has any or further liability or obligation under this Note or the Security Agreement other than a denial based solely on all of the Obligations having already been paid or satisfied in full, or revokes, terminates or rescinds or purports to revoke, terminate or rescind this Note or the Security Agreement or any provision thereof.

For purposes of this Note, “Insolvency Proceeding” means any proceeding commenced by or against any person or entity under any provision of the Bankruptcy Code or under any other bankruptcy or insolvency law, assignments for the benefit of creditors, formal or informal moratoria, compositions, or extensions generally with creditors, or proceedings seeking reorganization, arrangement, or other similar relief; and “Bankruptcy Code” means Chapter 11 of Title 11 of the United States Code, 11 U.S.C. §§ 101 et seq. (or other applicable bankruptcy, insolvency or similar laws).

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9     Remedies. Upon the occurrence of an Event of Default, Lender may at any time thereafter exercise any one or more of the following rights, powers, and remedies:

9.1    Lender may accelerate the Maturity Date and declare the Principal Debt and accrued but unpaid interest thereon, and all other amounts payable hereunder and under the other Loan Documents, at once due and payable, and upon such declaration the same shall at once be due and payable.

9.2    Lender may set off the amount owed by Borrower to Lender, whether or not matured and regardless of the adequacy of any other collateral securing this Note, against any and all accounts, credits, money, securities or other property now or hereafter on deposit with, held by or in the possession of Lender to the credit or for the account of Borrower, without notice to or the consent of Borrower.

9.3    Lender may exercise any of its other rights, powers, and remedies under the Loan Documents or at law or in equity.

10   Remedies Cumulative. All of the rights and remedies of Lender under this Note and the other Loan Documents are cumulative of each other and of any and all other rights at law or in equity, and the exercise by Lender of any one or more of such rights and remedies shall not preclude the simultaneous or later exercise by Lender of any or all such other rights and remedies. No single or partial exercise of any right or remedy shall exhaust it or preclude any other or further exercise thereof, and every right and remedy may be exercised at any time and from time to time. No failure by Lender to exercise, nor delay in exercising, any right or remedy shall operate as a waiver of such right or remedy or as a waiver of any Event of Default.

11   Costs and Expenses of Enforcement. Borrower agrees to pay to Lender on demand all costs and expenses incurred by Lender in seeking to collect this Note or to enforce any of Lender’s rights and remedies under the Loan Documents, including court costs and reasonable attorneys’ fees and expenses, whether or not suit is filed hereon, or whether in connection with bankruptcy, insolvency, or appeal.

12   Service of Process. Borrower hereby consents to process being served in any suit, action, or proceeding instituted in connection with this Note by (i) the mailing of a copy thereof by certified mail, postage prepaid, return receipt requested, to Borrower; and (ii) serving a copy thereof upon the agent, if any, designated and appointed by Borrower in the State of Delaware as Borrower’s agent for service of process. Borrower irrevocably agrees that such service shall be deemed to be service of process upon Borrower in any such suit, action, or proceeding. Nothing in this Note shall affect the right of Lender to serve process in any manner otherwise permitted by law and nothing in this Note will limit the right of Lender otherwise to bring proceedings against Borrower in the courts of any jurisdiction or jurisdictions.

13   Successors and Assigns. The terms of this Note and of the other Loan Documents shall bind and inure to the benefit of the representatives, successors, and assigns of the parties. The foregoing sentence shall not be construed to permit Borrower to, and Borrower shall not, assign the Loan, or its rights and obligations under this Note or any of the Loan Documents, except as otherwise expressly permitted under the other Loan Documents.

14   General Provisions. Time is of the essence with respect to Borrower’s obligations under this Note, subject to applicable notice and/or cure periods. Borrower does hereby (a) waive demand, presentment for payment, notice of dishonor and of nonpayment, protest, notice of protest, notice of intent to accelerate, notice of acceleration, and all other notices (except any notices which are specifically required by this Note or any other Loan Document), filing of suit and diligence in collecting this Note or enforcing any of the security herefor; (b) agree to any substitution, subordination, exchange, or release of any such security; (c) agree that Lender shall not be required first to institute suit or exhaust its remedies hereon against Borrower or to perfect or enforce its rights against Borrower hereunder or any security herefor; (d) consent to any extensions or postponements of time of payment on this Note for any period or periods of time and to any partial payments, before or after maturity, and to any other indulgences with respect hereto, without notice thereof to any of them; (e) submit (and waive all rights to object) to nonexclusive personal jurisdiction of any state or federal court sitting in the County of New York in the State of New York and the state and county in which payment on this Note is to be made for the enforcement of any and all obligations under this Note and the other Loan Documents; and (f) agree that its liability under this Note shall not be affected or impaired by any determination that any title, security interest, or lien taken

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by Lender to secure this Note is invalid or unperfected, until this Note is paid in full. A determination that any provision of this Note is unenforceable or invalid shall not affect the enforceability or validity of any other provision and the determination that the application of any provision of this Note to any person or circumstance is illegal or unenforceable shall not affect the enforceability or validity of such provision as it may apply to other persons or circumstances. This Note may not be amended except in a writing specifically intended for such purpose and executed by the party against whom enforcement of the amendment is sought. Title and headings in this Note are for convenience only and shall be disregarded in construing it. Whenever a time of day is referred to herein, unless otherwise specified such time shall be the local time of the place where payment on this Note is to be made.

15   Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (a) on the date of actual delivery if delivered personally (with written confirmation of receipt), (b) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (c) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (d) on the date of transmission by email (or the first Business Day following such transmission if the date of such transmission is not a Business Day), in each case to the intended recipient as set forth below (or to such other address as such party shall have specified in a written notice duly delivered to the other parties hereto):

If to Borrower:	XTI Aircraft Company 7625 S. Peoria St., Suite D11 Englewood, CO 80112 Attention: Scott Pomeroy Email: spomeroy@xtiaircraft.com
with a copy to, which shall not constitute notice:	Arnold & Porter Kaye Scholer LLP 1144 Fifteenth Street, Suite 3100 Denver, CO 80202 Attention: Ronald R. Levine, II Email: Ron.Levine@arnoldporter.com
If to Lender:

MBMC International PLLC
9202 N 52 Street
Paradise Valley, AZ 85253
Attention: Mara Babin
Email: mara.babin@mbmc-intl.com

Inpixon
2479 E. Bayshore Road, Suite 195
Palo Alto, California 94303
Attention: Nadir Ali, Chief Executive Officer
Email: nadir.ali@inpixon.com

with a copy to, which shall not constitute notice:	Norton Rose Fulbright US LLP 1045 West Fulton Market, Suite 1200 Chicago, IL 60607 Attention: Kevin Friedmann Email: kevin.friedmann@nortonrosefulbright.com

16   No Usury. It is expressly stipulated and agreed to be the intent of Borrower and Lender at all times to comply with applicable state law or applicable United States federal law (to the extent that it permits Lender to contract for, charge, take, reserve, or receive a greater amount of interest than under state law) and that this Section shall control every other covenant and agreement in this Note and the other Loan Documents. If applicable state or federal law should at any time be judicially interpreted so as to render usurious any amount called for under this Note or under any of the other Loan Documents, or contracted for, charged, taken, reserved, or received with respect to the Loan, or if Lender’s exercise of the option to accelerate the Maturity Date, or if any prepayment by Borrower results in Borrower having paid any interest in excess of that permitted by applicable law, then it is Lender’s express intent that all excess amounts theretofore collected by Lender shall be credited on the principal balance of this Note and all other indebtedness secured by the Security Agreement and the other Loan Documents, and the provisions of this

Annex A-76

Note and the other Loan Documents shall immediately be deemed reformed and the amounts thereafter collectible hereunder and thereunder reduced, without the necessity of the execution of any new documents, so as to comply with the applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder or thereunder. All sums paid or agreed to be paid to Lender for the use or forbearance of the Loan shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full stated term of the Loan.

17   Lost Note. Upon receipt of an affidavit of an officer of Lender as to the loss, theft, destruction, or mutilation of this Note or any other security document which is not of public record, and, in the case of any such loss, theft, destruction, or mutilation, upon cancellation of this Note or other security document, Borrower will issue, in lieu thereof, a replacement note or other security document in the same principal amount thereof and otherwise of like tenor.

18   Choice of Law. This Note and its validity, enforcement, and interpretation shall be governed by the laws of the State of New York (without regard to any principles of conflicts of laws) and applicable United States federal law.

19   Waiver of Jury Trial. BORROWER AND LENDER HEREBY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVE THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED HEREON, ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS NOTE OR ANY OTHER LOAN DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONNECTION HEREWITH OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY, INCLUDING, WITHOUT LIMITATION, ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS, OR ACTIONS OF LENDER RELATING TO THE ADMINISTRATION OF THE LOAN EVIDENCED BY THIS NOTE OR ENFORCEMENT OF THE LOAN DOCUMENTS EVIDENCING AND/OR SECURING THE LOAN, AND AGREE THAT NEITHER PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EXCEPT AS PROHIBITED BY LAW, EACH OF LENDER AND BORROWER HEREBY WAIVES ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY LITIGATION ANY SPECIAL, EXEMPLARY, PUNITIVE, OR CONSEQUENTIAL DAMAGES OR ANY DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES. EACH OF BORROWER AND LENDER CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF BORROWER OR LENDER HAS REPRESENTED TO THE OTHER, EXPRESSLY OR OTHERWISE, THAT BORROWER OR LENDER WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER. THIS WAIVER CONSTITUTES A MATERIAL INDUCEMENT FOR LENDER TO ACCEPT THIS NOTE AND MAKE THE LOAN.

20   Venue; Jurisdiction. BORROWER AGREES THAT ANY SUIT FOR THE ENFORCEMENT OF THIS NOTE OR ANY OF THE OTHER LOAN DOCUMENTS MAY BE BROUGHT IN THE COURTS OF THE COUNTY OF NEW YORK IN THE STATE OF NEW YORK OR ANY FEDERAL COURT SITTING THEREIN AND CONSENTS TO THE NONEXCLUSIVE JURISDICTION OF SUCH COURT. BORROWER HEREBY WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH SUIT OR ANY SUCH COURT OR THAT SUCH SUIT IS BROUGHT IN AN INCONVENIENT FORUM.

21   Indemnification. Borrower hereby indemnifies and holds harmless Lender, each of its affiliates and each of their respective directors, officers, employees, agents and advisors (each, an “Indemnified Party”) from and against any and all actions, claims, damages, losses, liabilities, fines, penalties, costs and expenses of any kind (including, without limitation, counsel fees and disbursements in connection with any subpoena, investigative, administrative or judicial proceeding, whether or not the Indemnified Party shall be designated a party thereto) which may be incurred by the Indemnified Party or which may be claimed against the Indemnified Party by any person or entity by reason of or in connection with the execution, delivery or performance of this Note, or action taken or omitted to be taken by Lender under, this Note; provided, however that Borrower is not obligated to indemnify any Indemnified Party under the Loan Documents to the extent the claim is found by a court of competent jurisdiction in a final adjudication to have resulted from any Indemnified Party’s gross negligence, bad faith or willful misconduct. Nothing in this paragraph is intended to limit Borrower’s obligations contained elsewhere in this Note. Without prejudice to the survival of any other obligation of Borrower hereunder, the indemnities and obligations of Borrower contained in this paragraph shall survive the payment in full of all obligations hereunder.

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22   Grant of Security Interest. This Note is secured to the extent and in the manner set forth in the Security and Pledge Agreement, dated as of the Issue Date, between Borrower and Lender (the “Security Agreement”).

23   Counterparts. If this Note is to be executed by more than one person or entity, then this Note may be executed electronically or by electronic transmission in one or more counterparts, each of which shall constitute an original and all of which, taken together, shall constitute one and the same instrument.

[Remainder of page intentionally left blank]

Annex A-78

IN WITNESS WHEREOF, Borrower has duly executed this Note as of the date first above written.

BORROWER:
XTI AIRCRAFT COMPANY
By:
	Name:	Michael Hinderberger
	Title:	Chief Executive Officer

Agreed and accepted by:

LENDER:
INPIXON
By:
	Name:	Nadir Ali
	Title:	Chief Executive Officer

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SCHEDULE 1

LOAN ADVANCEMENTS

[see attached]

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Exhibit D

Form of Security Agreement

[Attached.]

Annex A-81

SECURITY AND PLEDGE AGREEMENT

SECURITY AND PLEDGE AGREEMENT, dated as of July 24, 2023 (this “Agreement”), made by Inpixon, a Nevada corporation (“Lender”), and XTI Aircraft Company, a Delaware corporation (“Debtor”).

W I T N E S S E T H:

WHEREAS, Debtor has executed that certain senior secured promissory note, dated as of July 24, 2023 (the “Issue Date”), in the original principal amount of $538,407 (the “Note”) in favor of Lender, representing funds remitted by Lender to Debtor as loans and interest thereon from and after March 10, 2023 through and including the Issue Date (collectively, the “Existing Loans”), and Debtor and Lender anticipate that Lender may make additional loans to Debtor pursuant to the Note (the “Future Loans”) (the Existing Loans and the Future Loans are referred to in this Agreement as the “Loans”).

WHEREAS, Lender may make Future Loans to Debtor provided Debtor grants to Lender a first priority security interest in and lien upon all of Debtor’s property now owned or hereafter acquired to secure the repayment of the Note, including the payment of all interest and/or penalties thereon;

WHEREAS, to provide security for the repayment of the Existing Loans, to obtain any Future Loans and to provide security for the repayment of the Future Loans and Existing Loans, Debtor is willing to grant to Lender a senior security interest in the Collateral (as hereinafter defined).

NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce Lender to make Future Loans to Debtor, Debtor agrees with Lender as follows:

SECTION 1. Definitions.

(a) All terms used in this Agreement and the recitals hereto which are defined in the Code, and which are not otherwise defined herein shall have the same meanings herein as set forth therein; provided that terms used herein which are defined in the Code on the date hereof shall continue to have the same meaning notwithstanding any replacement or amendment of the Code except as Lender may otherwise determine.

(b) The following terms shall have the respective meanings provided for in the Code: “Accounts”, “Account Debtor”, “Cash Proceeds”, “Certificate of Title”, “Chattel Paper”, “Commercial Tort Claim”, “Commodity Account”, “Commodity Contracts”, “Deposit Account”, “Documents”, “Electronic Chattel Paper”, “Equipment”, “Fixtures”, “General Intangibles”, “Goods”, “Instruments”, “Inventory”, “Investment Property”, “Letter-of-Credit Rights”, “Payment Intangibles”, “Proceeds”, “Promissory Note”, “Security”, “Record”, “Security Account”, “Software”, and “Supporting Obligations”.

(c) As used in this Agreement, the following terms shall have the respective meanings indicated below, such meanings to be applicable equally to both the singular and plural forms of such terms:

“Affiliate” of any Person means any other Person which, directly or indirectly, controls or is controlled by or is under common control with such Person and any officer or director of such Person. A Person shall be deemed to be “controlled by” any other Person if such Person possesses, directly or indirectly, power to vote 10% or more of the securities (on a fully diluted basis) having ordinary voting power for the election of directors or managers or power to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

“Bankruptcy Code” means Chapter 11 of Title 11 of the United States Code, 11 U.S.C. §§ 101 et seq. (or other applicable bankruptcy, insolvency or similar laws).

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed.

“Capital Stock” means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock (including, without limitation, any warrants, options, rights or other securities exercisable or convertible into equity interests or securities of such Person), and (ii) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.
Annex A-82

“Code” means Articles 8 or 9 of the Uniform Commercial Code as in effect from time to time in the State of New York; provided that, if perfection or the effect of perfection or non-perfection or the priority of any security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, “Code” means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.

“Collateral” shall have the meaning set forth in Section 2(a) of this Agreement.

“Controlled Account Agreement” means a deposit account control agreement or securities account control agreement with respect to a Pledged Account, in form and substance satisfactory to Lender, as the same may be amended, modified, supplemented, extended, renewed, restated or replaced from time to time.

“Controlled Accounts” means the Deposit Accounts, Commodity Accounts, Securities Accounts, and/or Foreign Currency Controlled Account of Debtor listed on Schedule IV attached hereto.

“Copyright Licenses” means all licenses, contracts or other agreements, whether written or oral, naming Debtor as licensee or licensor and providing for the grant of any right to use or sell any works covered by any Copyright (including, without limitation, all Copyright Licenses set forth in Schedule II hereto).

“Copyrights” means all domestic and foreign copyrights, whether registered or not, including, without limitation, all copyright rights throughout the universe (whether now or hereafter arising) in any and all media (whether now or hereafter developed), in and to all original works of authorship fixed in any tangible medium of expression, acquired or used by Debtor (including, without limitation, all copyrights described in Schedule II hereto), all applications, registrations and recordings thereof (including, without limitation, applications, registrations and recordings in the United States Copyright Office or in any similar office or agency of the United States or any other country or any political subdivision thereof), and all reissues, divisions, continuations, continuations in part and extensions or renewals thereof.

“Debtor” shall have the meaning set forth in the preamble hereto.

“Domestic Subsidiary” means any Subsidiary other than a Foreign Subsidiary.

“Event of Default” means any of the following to occur after 5 days prior written notice to Debtor from Lender, during which Debtor fails to cure such Event of Default:

(i)          Debtor fails to pay: (i) when and as required to be paid under the Note, including, without limitation, any principal of the Note or interest accrued thereon or (ii) within 10 calendar days after the same becomes due, any other amount payable hereunder; or

(ii)         Debtor fails to perform or observe any material term, covenant or agreement contained in this Agreement other than the payment of money which is the subject of clause (i) above and such failure continues for 10 calendar days; or

(iii)        Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of Debtor herein, or in the Note or any document delivered in connection herewith or therewith shall be incorrect or misleading in any material respect when made or any representation, warranty, certification or statement of fact contained herein is or becomes false or misleading at any time; or

(iv)        Any material breach or default by Debtor under the Note which is not cured within any cure period provided in the Note; or

(v)         Debtor institutes or consents to the institution of any Insolvency Proceeding or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for 60 calendar days; or any Insolvency Proceeding relating to Debtor or to all or any material part of its property is instituted without the consent of Debtor and continues undismissed or unstayed for 60 calendar days, or an order for relief is entered in any such Insolvency Proceeding; or

Annex A-83

(vi)        Debtor becomes unable or admits in writing its inability or fails generally to pay its debts as they become due, or any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of Debtor and is not released, vacated or fully bonded within 60 calendar days after its issue or levy; or

(vii)       There is entered against Debtor: one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments or orders) exceeding $100,000; or

(viii)      The Note or this Agreement or any provision thereof, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or satisfaction in full of all the Obligations, ceases to be in full force and effect; or Debtor contests in any manner the validity or enforceability of the Note or this Agreement or any provision hereof or thereof other than a contest based solely on all of the Obligations having already been paid or satisfied in full; or Debtor denies that it has any or further liability or obligation under the Note or this Agreement other than a denial based solely on all of the Obligations having already been paid or satisfied in full, or revokes, terminates or rescinds or purports to revoke, terminate or rescind the Note or this Agreement or any provision thereof.

“Excluded Collateral” means (i) such portion of the voting Capital Stock of any Foreign Subsidiary in excess of 65% of the issued and outstanding voting Capital Stock of such Foreign Subsidiary at any time the pledging of more than 65% of the total outstanding voting Capital Stock of such Foreign Subsidiary would result in a material adverse tax consequence to Debtor; and (ii) United States intent-to-use trademark applications to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications under applicable federal law.

“Foreign Currency Controlled Accounts” means any Controlled Account of Debtor or its Subsidiaries holding non-United States dollar deposits.

“Foreign Subsidiary” means any Subsidiary of Debtor organized under the laws of a jurisdiction other than the United States, any of the states thereof, Puerto Rico or the District of Columbia.

“GAAP” means U.S. generally accepted accounting principles consistently applied.

“Governmental Authority” means any nation or government, any Federal, state, city, town, municipality, county, local, foreign or other political subdivision thereof or thereto and any department, commission, board, bureau, instrumentality, agency or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Insolvency Proceeding” means any proceeding commenced by or against any Person under any provision of the Bankruptcy Code or under any other bankruptcy or insolvency law, assignments for the benefit of creditors, formal or informal moratoria, compositions, or extensions generally with creditors, or proceedings seeking reorganization, arrangement, or other similar relief.

“Intellectual Property” means, collectively, the Copyrights, Trademarks and Patents.

“Intellectual Property Security Agreement” means the Intellectual Property Security Agreement required to be delivered pursuant to Section 5(h)(i) of this Agreement, in the form attached hereto as Exhibit A.

“Lender” shall have the meaning set forth in the preamble hereto.

“Licenses” means, collectively, the Copyright Licenses, the Trademark Licenses and the Patent Licenses.

“Lien” means any mortgage, lien, pledge, charge, security interest, adverse claim or other encumbrance upon or in any property or assets.

“Note” shall have the meaning set forth in the recitals hereto.

“Obligations” shall have the meaning set forth in Section 3 of this Agreement.

“Paid in Full” or “Payment in Full” means the indefeasible payment in full in cash of all of the Obligations.

Annex A-84

“Patent Licenses” means all licenses, contracts or other agreements, whether written or oral, naming Debtor as licensee or licensor and providing for the grant of any right to manufacture, use or sell any invention covered by any Patent (including, without limitation, all Patent Licenses set forth in Schedule II hereto).

“Patents” means all domestic and foreign letters patent, design patents, utility patents, industrial designs, inventions, trade secrets, ideas, concepts, methods, techniques, processes, proprietary information, technology, know-how, formulae, rights of publicity and other general intangibles of like nature, now existing or hereafter acquired (including, without limitation, all domestic and foreign letters patent, design patents, utility patents, industrial designs, inventions, trade secrets, ideas, concepts, methods, techniques, processes, proprietary information, technology, know-how and formulae described in Schedule II hereto), all applications, registrations and recordings thereof (including, without limitation, applications, registrations and recordings in the United States Patent and Trademark Office, or in any similar office or agency of the United States or any other country or any political subdivision thereof), and all reissues, reexaminations, divisions, continuations, continuations in part and extensions or renewals thereof.

“Perfection Requirement” or “Perfection Requirements” shall have the meaning set forth in Section 4(j) of this Agreement.

“Person” means an individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization, joint venture or other enterprise or entity or Governmental Authority.

“Pledged Accounts” means all of Debtor’s right, title and interest in all of its Deposit Accounts, Commodity Accounts and Securities Accounts (in all cases, including, without limitation, all Controlled Accounts and Foreign Currency Control Accounts).

“Pledged Entity” means, each Person listed from time to time on Schedule IV hereto as a “Pledged Entity,” together with each other Person, any right in or interest in or to all or a portion of whose Capital Stock is acquired or otherwise owned by Debtor after the date hereof.

“Pledged Equity” means all of Debtor’s right, title and interest in and to all of the Securities and Capital Stock now or hereafter owned by Debtor, regardless of class or designation, including all substitutions therefor and replacements thereof, all proceeds thereof and all rights relating thereto, also including any certificates representing the Securities and/or Capital Stock, the right to receive any certificates representing any of the Securities and/or Capital Stock, all warrants, options, share appreciation rights and other rights, contractual or otherwise, in respect thereof, and the right to receive dividends, distributions of income, profits, surplus, or other compensation by way of income or liquidating distributions, in cash or in kind, and cash, instruments, and other property from time to time received, receivable, or otherwise distributed in respect of or in addition to, in substitution of, on account of, or in exchange for any or all of the foregoing.

“Pledged Operating Agreements” means all of Debtor’s rights, powers and remedies under the limited liability company operating agreements of each of the Pledged Entities that are limited liability companies, as may be amended, modified, supplemented, extended, renewed, restated or replaced from time to time.

“Pledged Partnership Agreements” means all of Debtor’s rights, powers, and remedies under the partnership agreements of each of the Pledged Entities that are partnerships, as may be amended, modified, supplemented, extended, renewed, restated or replaced from time to time.

“Software Code” means any and all source code or executable code for client code, server code, and middleware code (as those terms are generally used in the software development industry), and any and all database schemas, database backup, test scripts, other scripts, architecture diagrams, data models and other documentation related thereto.

“Subsidiary” means any Person in which Debtor directly or indirectly, (i) owns any of the outstanding Capital Stock or holds any equity or similar interest of such Person or (ii) controls or operates all or any part of the business, operations or administration of such Person, and all of the foregoing, collectively, “Subsidiaries”.

“Trademark Licenses” means all licenses, contracts or other agreements, whether written or oral, naming Debtor as licensor or licensee and providing for the grant of any right concerning any Trademark, together with any goodwill connected with and symbolized by any such licenses, contracts or agreements and the right to prepare for sale or lease and sell or lease any and all Inventory now or hereafter owned by Debtor and now or hereafter covered by such licenses, contracts or agreements (including, without limitation, all Trademark Licenses described in Schedule II hereto).

Annex A-85

“Trademarks” means all domestic and foreign trademarks, service marks, collective marks, certification marks, trade names, business names, d/b/a’s, assumed names, Internet domain names, trade styles, designs, logos and other source or business identifiers and all general intangibles of like nature, now or hereafter owned, adopted, acquired or used by Debtor (including, without limitation, all domestic and foreign trademarks, service marks, collective marks, certification marks, trade names, business names, d/b/a’s, assumed names, Internet domain names, trade styles, designs, logos and other source or business identifiers described in Schedule II hereto), all applications, registrations and recordings thereof (including, without limitation, applications, registrations and recordings in the United States Patent and Trademark Office or in any similar office or agency of the United States, any state thereof or any other country or any political subdivision thereof), and all reissues, extensions or renewals thereof, together with all goodwill of the business symbolized by such marks and all customer lists, formulae and other Records of Debtor relating to the distribution of products and services in connection with which any of such marks are used.

“Transaction Documents” means this Agreement, the Note, the Intellectual Property Security Agreement and all Controlled Account Agreements, if any.

SECTION 2. Grant of Security Interest

(a) As security for the due and punctual payment and performance all of the Obligations, as and when due,, Debtor hereby pledges and assigns to Lender, and grants to Lender, a continuing first priority security interest in all property of Debtor, real or personal, wherever located and whether now or hereafter existing and whether now owned or hereafter acquired, of every kind, nature and description, whether tangible or intangible, including, without limitation, the following (collectively, the “Collateral”):

(i) all Accounts;

(ii) all Chattel Paper (whether tangible or Electronic Chattel Paper);

(iii) all Commercial Tort Claims, including, without limitation, those specified on Schedule VI hereto;

(iv) all Documents;

(v) all Equipment;

(vi) all Fixtures;

(vii) all General Intangibles (including, without limitation, all Payment Intangibles);

(viii) all Goods;

(ix) all Instruments (including, without limitation, all Promissory Notes and each certificated Security);

(x) all Inventory;

(xi) all Investment Property (and, regardless of whether classified as Investment Property under the Code, all Pledged Equity, Pledged Operating Agreements and Pledged Partnership Agreements);

(xii) all Intellectual Property and all Licenses;

(xiii) all Letter-of-Credit Rights;

(xiv) all Pledged Accounts, all cash and other property from time to time deposited therein, and all monies and property in the possession or under the control of Lender or any Affiliate, representative, agent or correspondent of Lender;

(xv) all Supporting Obligations;

(xvi) all other tangible and intangible personal property of Debtor (whether or not subject to the Code), including, without limitation, all Deposit Accounts and other accounts

Annex A-86

and all cash and all investments therein, all proceeds, products, offspring, accessions, rents, profits, income, benefits, substitutions and replacements of and to any of the property of Debtor described in the preceding clauses of this Section 2(a) (including, without limitation, any proceeds of insurance thereon and all causes of action, claims and warranties now or hereafter held by Debtor in respect of any of the items listed above), and all books, correspondence, files and other Records, including, without limitation, all tapes, desks, cards, Software, data and computer programs in the possession or under the control of Debtor or any other Person from time to time acting for Debtor, in each case, to the extent of Debtor’s rights therein, that at any time evidence or contain information relating to any of the property described in the preceding clauses of this Section 2(a) or are otherwise necessary or helpful in the collection or realization thereof; and

(xvii) all Proceeds, including all Cash Proceeds and Noncash Proceeds, and products of any and all of the foregoing Collateral;

in each case howsoever Debtor’s interest therein may arise or appear (whether by ownership, security interest, claim or otherwise).

(b) Notwithstanding anything herein to the contrary, the term “Collateral” shall not include any Excluded Collateral.

(c) Debtor agrees not to further encumber, or permit any other Lien to exist that encumbers, any of its Copyrights, Copyright applications, Copyright registrations and like protections in each work of authorship and derivative work, whether published or unpublished, any Licenses, Patents, Patent applications and like protections, including improvements, divisions, continuations, renewals, reissues, extensions, and continuations-in-part of the same, Trademarks, service marks and, to the extent permitted under applicable law, any applications therefor, whether registered or not, and the goodwill of the business of Debtor connected with and symbolized thereby, know-how, operating manuals, trade secret rights, rights to unpatented inventions, and any claims for damage by way of any past, present, or future infringement of any of the foregoing, in each case without Lender’s prior written consent (which consent may be withheld or given in Lender’s sole discretion).

(d) Debtor agrees that the pledge of the shares of Capital Stock acquired by Debtor of any and all Persons now or hereafter existing who is a Foreign Subsidiary may be supplemented by one or more separate pledge agreements, deeds of pledge, share charges or other similar agreements or instruments, executed and delivered by Debtor in favor of Lender, which pledge agreements will provide for the pledge of such shares of Capital Stock in accordance with the laws of the applicable foreign jurisdiction. With respect to such shares of Capital Stock, Lender may, at any time and from time to time, in its sole discretion, take such actions in such foreign jurisdictions that will result in the perfection of the Lien created in such shares of Capital Stock.

(e) In addition, to secure the prompt and complete payment, performance and observance of the Obligations and in order to induce Lender as aforesaid, Debtor hereby grants to Lender a right of set-off against the property of Debtor held by Lender, consisting of property described above in Section 2(a) now or hereafter in the possession or custody of or in transit to Lender, for any purpose, including safekeeping, collection or pledge, for the account of Debtor, or as to which Debtor may have any right or power; provided that such right shall only to be exercised after an Event of Default has occurred and is continuing.

SECTION 3. Security for Obligations. The security interest created hereby in the Collateral constitutes continuing security for all of the following obligations, whether direct or indirect, absolute or contingent, and whether now existing or hereafter incurred (collectively, the “Obligations”): the payment by Debtor, as and when due and payable (by scheduled maturity, required prepayment, acceleration, demand, indemnification under this Agreement, the Note or otherwise), of all amounts from time to time owing by Debtor in respect of this Agreement, the Existing Loans, any Future Loans and the Note, and (A) in the case of the Note, all principal of, interest and make-whole and other amounts on the Note (including, without limitation, all interest, make-whole and other amounts that accrue after the commencement of any Insolvency Proceeding of Debtor, whether or not the payment of such interest is enforceable or is allowable in such Insolvency Proceeding), and (B) in the case of this Agreement, all fees, interest, premiums, penalties, contract causes of action, costs, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under this Agreement.

Annex A-87

SECTION 4. Representations and Warranties. Debtor represents and warrants as follows:

(a) Schedule I hereto sets forth (i) the exact legal name of Debtor, and (ii) the state of incorporation and the organizational identification number of Debtor in such state. The information set forth in Schedule I hereto with respect to Debtor is true and accurate in all respects. Debtor has not previously changed its name (or operated under any other name), jurisdiction of organization or organizational identification number from those set forth in Schedule I hereto except as disclosed in Schedule I hereto.

(b) There is no pending or, to its knowledge, written notice threatening any action, suit, proceeding or claim affecting Debtor before any Governmental Authority or any arbitrator, or any order, judgment or award issued by any Governmental Authority or arbitrator, in each case, that may adversely affect the grant by Debtor, or the perfection, of the security interest purported to be created hereby in the Collateral, or the exercise by Lender of any of its rights or remedies hereunder.

(c) All Federal, state and local tax returns and other reports required by applicable law to be filed by Debtor have been filed, or extensions have been obtained, and all taxes, assessments and other governmental charges imposed upon Debtor or any property of Debtor (including, without limitation, all federal income and social security taxes on employees’ wages) and which have become due and payable on or prior to the date hereof have been paid, except to the extent contested in good faith by proper proceedings which stay the imposition of any penalty, fine or Lien resulting from the non-payment thereof and with respect to which adequate reserves have been set aside for the payment thereof in accordance with GAAP.

(d) All Equipment, Fixtures, Goods and Inventory of Debtor now existing are, and all Equipment, Fixtures, Goods and Inventory of Debtor hereafter existing will be, located and/or based at the addresses specified therefor in Schedule III hereto, except that Debtor will give Lender written notice of any change in the location of any such Collateral within 20 days of such change, other than to locations set forth on Schedule III hereto (and with respect to which Lender has filed financing statements and otherwise fully perfected its Liens thereon. Debtor’s principal place of business and chief executive office, the place where Debtor keeps its Records concerning the Collateral and all originals of all Chattel Paper are located and will continue to be located at the addresses specified therefor in Schedule III hereto. None of the Accounts is or will be evidenced by Promissory Note or other Instruments.

(e) Set forth in Schedule IV hereto is a complete and accurate list, as of the date of this Agreement, of (i) Promissory Notes, Security and other Instruments owned by Debtor, (ii) each Pledged Account of Debtor, together with the name and address of each institution at which each such Pledged Account is maintained, the account number for each such Pledged Account and a description of the purpose of each such Pledged Account and (iii) the name of each Foreign Currency Controlled Account, together with the name and address of each institution at which each such Foreign Currency Controlled Account is maintained and the amount of cash or cash equivalents held in each such Foreign Currency Controlled Account. Set forth in Schedule II hereto is a complete and correct list of each trade name used by Debtor and the name of, and each trade name used by, each Person from which Debtor has acquired any substantial part of the Collateral.

(f) Debtor has delivered to Lender complete and correct copies of each License described in Schedule II hereto, including all schedules and exhibits thereto, which represent all of the Licenses of Debtor existing on the date of this Agreement. Each such License sets forth the entire agreement and understanding of the parties thereto relating to the subject matter thereof, and there are no other agreements, arrangements or understandings, written or oral, relating to the matters covered thereby or the rights of Debtor or any of its Affiliates in respect thereof. Each material License now existing is, and any material License entered into in the future will be, the legal, valid and binding obligation of the parties thereto, enforceable against such parties in accordance with its terms. No default under any material License by any such party has occurred, nor does any defense, offset, deduction or counterclaim exist thereunder in favor of any such party.

(g) Debtor owns and controls, or otherwise possesses adequate rights to use, all of its Intellectual Property, which is the only Intellectual Property necessary to conduct its business in substantially the same manner as conducted as of the date hereof. Schedule II hereto sets forth a true and complete list of all Intellectual Property and Licenses owned or used by Debtor as of the date hereof, and applications for grant or registration of Intellectual Property. To the knowledge of Debtor, all such Intellectual Property of Debtor is subsisting and in full force and effect, has not been adjudged invalid or unenforceable, is valid

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and enforceable and has not been abandoned in whole or in part. Except as set forth in Schedule II, no such Intellectual Property is the subject of any licensing or franchising agreement. Except as set forth in Schedule II, Debtor has no knowledge of any infringement upon or conflict with the Patent, Trademark, Copyright, trade secret rights of others and, Debtor is not now infringing or in conflict with any Patent, Trademark, Copyright, trade secret or similar rights of others, and to the knowledge of Debtor, no other Person is now infringing or in conflict in any material respect with any such properties, assets and rights owned or used by Debtor. Debtor has not received any notice that it is violating or has violated the Trademarks, Patents, Copyrights, inventions, trade secrets, proprietary information and technology, know-how, formulae, rights of publicity or other intellectual property rights of any third party.

(h) Debtor is and will be at all times the sole and exclusive owner of the Collateral pledged by Debtor hereunder free and clear of any Liens, except for (i) Permitted Liens thereon and (ii) certain Intellectual Property rights of Debtor which is jointly owned by Debtor with certain third parties as described in Schedule II hereto. No effective financing statement or other instrument similar in effect covering all or any part of the Collateral is on file in any recording or filing office except such as (i) may have been filed in favor of Lender relating to this Agreement, and (ii) are securing only those liens set forth on Schedule VII hereto (the “Permitted Liens”).

(i) The exercise by Lender of any of its rights and remedies hereunder will not contravene any law or any contractual restriction binding on or otherwise affecting Debtor or any of its properties and will not result in or require the creation of any Lien, upon or with respect to any of its properties.

(j) No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority, is required for (i) the grant by Debtor, or the perfection, of the security interest purported to be created hereby in the Collateral, or (ii) the exercise by Lender of any of its rights and remedies hereunder, except for (A) the filing under the Code as in effect in the applicable jurisdiction of the financing statements described in Schedule V hereto, all of which financing statements will be duly filed on before the date of this Agreement and upon filing will be in full force and effect, (B) with respect to all Pledged Accounts, and all cash and other property from time to time deposited therein, the execution of a Controlled Account Agreement with the depository or other institution with which the applicable Pledged Accounts are maintained, as provided in Section 5(i), (C) with respect to Commodity Contracts, the execution of a control agreement with the commodity intermediary with which such Commodity Contract is carried, as provided in Section 5(i), (D) with respect to the perfection of the security interest created hereby in the United States Intellectual Property and Licenses, the recording of the appropriate Intellectual Property Security Agreement in the United States Patent and Trademark Office or the United States Copyright Office, as applicable, (E) with respect to the perfection of the security interest created hereby in foreign Intellectual Property and Licenses, registrations and filings in jurisdictions located outside of the United States and covering rights in such jurisdictions relating to such foreign Intellectual Property and Licenses, (F) with respect to the perfection of the security interest created hereby in any Letter-of-Credit Rights, the consent of the issuer of the applicable letter of credit to the assignment of proceeds as provided in the Code as in effect in the applicable jurisdiction, (G) with respect to Investment Property constituting uncertificated securities, Debtor causing the issuer thereof either (i) to register Lender as the registered owner of such securities or (ii) to agree in an authenticated record with Debtor and Lender that such issuer will comply with instructions with respect to such securities originated by Lender without further consent of Debtor, such authenticated record to be in form and substance satisfactory to Lender, (H) with respect to Investment Property constituting certificated securities or instruments, such items to be delivered to and held by or on behalf of Lender pursuant hereto in suitable form for transfer by delivery or accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to Lender, (I) with respect to any action that may be necessary to obtain control of Collateral constituting Commodity Contracts, Electronic Chattel Paper or Letter of Credit Rights, the taking of such actions, and (J) Lender having possession of all Documents, Chattel Paper, Instruments and cash constituting Collateral (subclauses (A) through (J), each a “Perfection Requirement” and collectively, the “Perfection Requirements”).

(k) This Agreement shall create in favor of Lender a legal, valid and enforceable security interest in the Collateral, as security for the Obligations. The performance of the Perfection Requirements results in the perfection of such security interest in the Collateral. Such security interest is (or in the case of Collateral in which Debtor obtains rights after the date hereof, will be), subject only to Permitted Liens

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and the Perfection Requirements, a first priority, valid, enforceable and perfected security interest in all personal property of Debtor (other than Excluded Collateral). Such recordings and filings and all other action necessary to perfect and protect such security interest have been duly taken (and, in the case of Collateral in which Debtor obtains rights after the date hereof, will be duly taken), except for Lender’s having possession of all Documents, Chattel Paper, Instruments and cash constituting Collateral after the date hereof and the other actions, filings and recordations described above, including the Perfection Requirements.

(l) As of the date hereof, Debtor does not hold any Commercial Tort Claims or has knowledge of any pending Commercial Tort Claims, except for the Commercial Tort Claims described in Schedule VI.

(m) All of the Pledged Equity is presently owned by Debtor as set forth in Schedule IV, and is presently represented by the certificates listed on Schedule IV hereto (if applicable). As of the date hereof, there are no existing options, warrants, calls or commitments of any character whatsoever relating to the Pledged Equity other than as contemplated and permitted by the Transaction Documents. Except as otherwise set forth on Schedule IV, Debtor is the sole holder of record and the sole beneficial owner of the Pledged Equity, as applicable. None of the Pledged Equity has been issued or transferred in violation of the securities registration, securities disclosure or similar laws of any jurisdiction to which such issuance or transfer may be subject. The Pledged Equity constitutes 100% or such other percentage as set forth on Schedule IV of the issued and outstanding shares of Capital Stock of the applicable Pledged Entity.

(n) Debtor (i) is a corporation, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) has all requisite corporate power and authority to conduct its business as now conducted and as presently contemplated and to execute and deliver this Agreement and each other Transaction Document, and to consummate the transactions contemplated hereby and thereby and (iii) is duly qualified to do business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.

(o) The execution, delivery and performance by Debtor of this Agreement and each other Transaction Document (i) have been duly authorized by all necessary corporate action, (ii) do not and will not contravene its charter or by-laws, or any applicable law or any contractual restriction binding on Debtor or its properties, (iii) do not and will not result in or require the creation of any Lien (other than pursuant to any Transaction Document) upon or with respect to any of its assets or properties, and (iv) do not and will not result in any default, noncompliance, suspension, revocation, impairment, forfeiture or nonrenewal of any material permit, license, authorization or approval applicable to it or its operations or any of its assets or properties.

(p) This Agreement and each other Transaction Document, when delivered, will be, a legal, valid and binding obligation of Debtor, enforceable against Debtor in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, suretyship or other similar laws and equitable principles (regardless of whether enforcement is sought in equity or at law).

(q) There are no conditions precedent to the effectiveness of this Agreement that have not been satisfied or waived.

SECTION 5. Covenants. So long as any of the Obligations shall remain outstanding, unless Lender shall otherwise consent in writing:

(a) Further Assurances. Debtor will, at its expense, at any time and from time to time, promptly execute and deliver all further instruments and documents and take all further action that Lender may reasonably request in order to: (i) perfect and protect the security interest of Lender created hereby; (ii) enable Lender to exercise and enforce its rights and remedies hereunder in respect of the Collateral, including, without limitation, the Controlled Accounts; or (iii) otherwise effect the purposes of this Agreement, including, without limitation: (A) marking conspicuously all Chattel Paper and each License and, at the request of Lender, each of its Records pertaining to the Collateral with a legend, in form and substance satisfactory to Lender, indicating that such Chattel Paper, License or Collateral is subject to the security interest created hereby, (B) delivering and pledging to Lender, Chattel Paper or other Instrument, now or hereafter owned

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by Debtor, duly endorsed and accompanied by executed instruments of transfer or assignment, all in form and substance satisfactory to Lender, (C) executing and filing (to the extent, if any, that Debtor’s signature is required thereon) or authenticating the filing of, such financing or continuation statements, or amendments thereto, as may be necessary or that Lender may reasonably request in order to perfect and preserve the security interest created hereby, (D) furnishing to Lender from time to time statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral in each case as Lender may reasonably request, all in reasonable detail, (E) if any Collateral shall be in the possession of a third party, notifying such Person of Lender’s security interest created hereby and obtaining a written acknowledgment from such Person, in form and substance reasonably satisfactory to Lender, that such Person holds possession of the Collateral for the benefit of Lender, (F) if at any time after the date hereof, Debtor acquires or holds any Commercial Tort Claim, promptly notifying Lender in a writing signed by Debtor setting forth a brief description of such Commercial Tort Claim and granting to Lender a security interest therein and in the proceeds thereof, which writing shall incorporate the provisions hereof and shall be in form and substance satisfactory to Lender, (G) upon the acquisition after the date hereof by Debtor of any motor vehicle or other Equipment subject to a certificate of title or ownership (other than a motor vehicle or Equipment that is subject to a purchase money security interest), causing Lender to be listed as the lienholder on such certificate of title or ownership and delivering evidence of the same to Lender in accordance with Section 5(j) hereof; and (H) taking all actions required by the Code or by other law, as applicable, in any relevant Code jurisdiction, or by other law as applicable in any foreign jurisdiction.

(b) Location of Collateral. Debtor will keep the Collateral (i) at the locations specified therefor on Schedule III hereto, or (ii) at such other locations set forth on Schedule III and with respect to which Lender has filed financing statements and otherwise fully perfected its Liens thereon in a manner satisfactory to Lender, or (iii) at such other locations in the United States, provided that 30 days prior to any change in the location of any Collateral to such other location, or upon the acquisition of any Collateral to be kept at such other locations, Debtor shall give Lender written notice thereof and deliver to Lender a new Schedule III indicating such new locations and such other written statements and schedules as Lender may require.

(c) Condition of Equipment. Debtor will maintain or cause to be maintained and preserved in good condition, repair and working order, ordinary wear and tear excepted, the Equipment (necessary or useful to its business) and will forthwith, or in the case of any loss or damage to any Equipment of Debtor within a commercially reasonable time after the occurrence thereof, make or cause to be made all repairs, replacements and other improvements in connection therewith which are necessary or desirable, consistent with past practice, or which Lender may request to such end. Debtor will promptly furnish to Lender a statement describing in reasonable detail any such loss or damage in excess of $25,000 per occurrence to any Equipment.

(d) Taxes, Etc. Debtor agrees to pay promptly when due all property and other taxes, assessments and governmental charges or levies imposed upon, and all claims (including claims for labor, materials and supplies) against, the Equipment and Inventory, except to the extent the validity thereof is being contested in good faith by proper proceedings which stay the imposition of any penalty, fine or Lien resulting from the non-payment thereof and with respect to which adequate reserves in accordance with GAAP have been set aside for the payment thereof.

(e) Insurance.

(i) Debtor will, at its own expense, maintain insurance (including, without limitation, comprehensive general liability, hazard, rent and business interruption insurance) with respect to its properties (including all real properties leased or owned by it) and business, in such amounts and covering such risks, in such form and with responsible and reputable insurance companies or associations as is required by any Governmental Authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated and in any event, in amount, adequacy and scope reasonably satisfactory to Lender.

(ii) To the extent requested by Lender at any time and from time to time, each such policy for liability insurance shall provide for all losses to be paid on behalf of Lender and Debtor as their respective interests may appear, and each policy for property damage insurance shall provide for all losses to be adjusted with, and paid directly to, Lender. In addition to and

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without limiting the foregoing, to the extent requested by Lender at any time and from time to time, each such policy shall in addition (A) name Lender as an additional insured party and/or lender loss payee, as applicable, thereunder (without any representation or warranty by or obligation upon Lender) as its interests may appear, (B) contain an agreement by the insurer that any loss thereunder shall be payable to Lender on its own account notwithstanding any action, inaction or breach of representation or warranty by Debtor, (C) provide that there shall be no recourse against Lender for payment of premiums or other amounts with respect thereto, and (D) provide that at least 30 days’ prior written notice of cancellation, lapse, expiration or other adverse change shall be given to Lender by the insurer. Debtor will, if so requested by Lender, deliver to Lender original or duplicate policies of such insurance (including certificates demonstrating compliance with this Section 5(e)) and, as often as Lender may reasonably request, a report of a reputable insurance broker with respect to such insurance. Debtor will also, at the request of Lender, execute and deliver instruments of assignment of such insurance policies and cause the respective insurers to acknowledge notice of such assignment.

(iii) Reimbursement under any liability insurance maintained by Debtor pursuant to this Section 5(e) may be paid directly to the Person who shall have incurred liability covered by such insurance. In the case of any loss involving damage to Equipment or Inventory, to the extent paragraph (iv) of this Section 5(e) is not applicable, any proceeds of insurance involving such damage shall be paid to Lender, and Debtor will make or cause to be made the necessary repairs to or replacements of such Equipment or Inventory, and any proceeds of insurance maintained by Debtor pursuant to this Section 5(e) (except as otherwise provided in paragraph (iv) in this Section 5(e)) shall be paid by Lender to Debtor as reimbursement for the reasonable costs of such repairs or replacements.

(iv) Notwithstanding anything to the contrary in subsection 5(e)(iii) above, following and during the continuance of an Event of Default, all insurance payments in respect of Debtor’s properties and business shall be paid to Lender and applied as specified in Section 7.b) hereof.

(f) Provisions Concerning the Accounts and the Licenses.

(i) Debtor will (A) give Lender at least 30 days’ prior written notice of any change in Debtor’s name, identity or organizational structure, (B) maintain its jurisdiction of incorporation, organization or formation as set forth in Schedule I hereto, (C) immediately notify Lender upon obtaining an organizational identification number, if on the date hereof Debtor did not have such identification number, and (D) keep adequate records concerning the Collateral and permit representatives of Lender during normal business hours on reasonable notice to Debtor, to inspect and make abstracts from such records.

(ii) Debtor will (except as otherwise provided in this subsection (f)), continue to collect, at its own expense, all amounts due or to become due under the Accounts. In connection with such collections, Debtor may (and, at Lender’s direction, will) take such action as Debtor or Lender may deem necessary or advisable to enforce collection or performance of the Accounts; provided, however, that Lender shall have the right at any time following the occurrence and during the continuance of an Event of Default to notify the Account Debtors or obligors under any Accounts of the assignment of such Accounts to Lender and to direct such Account Debtors or obligors to make payment of all amounts due or to become due to Debtor thereunder directly to Lender or its designated agent and, upon such notification and at the expense of Debtor and to the extent permitted by applicable law, to enforce collection of any such Accounts and to reasonably adjust, settle or compromise the amount or payment thereof, in the same manner and to the same extent as Debtor might have done. After receipt by Debtor of a notice from Lender that Lender has notified, intends to notify, or has enforced or intends to enforce Debtor’s rights against the Account Debtors or obligors under any Accounts as referred to in the proviso to the immediately preceding sentence, (A) all amounts and proceeds (including Instruments) received by Debtor in respect of the Accounts shall be received in trust for the benefit of Lender, shall be segregated from other funds of Debtor and shall be forthwith paid over to Lender in the same form as so received (with

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any necessary endorsement) to be applied as specified in Section 7.b) hereof, and (B) Debtor will not adjust, settle or compromise the amount or payment of any Account or release wholly or partly any Account Debtor or obligor thereof or allow any credit or discount thereon. In addition, upon the occurrence and during the continuance of an Event of Default, Lender may (in its sole and absolute discretion) direct any or all of the banks and financial institutions with which Debtor either maintains a Deposit Account or a lockbox (including, without limitation, any Controlled Account) or deposits the proceeds of any Accounts to send immediately to Lender by wire transfer (to such deposit account as Lender shall specify, or in such other manner as Lender shall direct) all or a portion of such securities, cash, investments and other items held by such institution. Any such securities, cash, investments and other items so received by Lender shall be applied as specified in accordance with Section 7.b) hereof.

(iii) Upon the occurrence and during the continuance of any breach or default under any material License referred to in Schedule II hereto by any party thereto other than Debtor, Debtor will, promptly after obtaining knowledge thereof, give Lender written notice of the nature and duration thereof, specifying what action, if any, it has taken and proposes to take with respect thereto and thereafter will take reasonable steps to protect and preserve its rights and remedies in respect of such breach or default, or will obtain or acquire an appropriate substitute License.

(iv) Debtor will, at its expense, promptly deliver to Lender a copy of each notice or other communication received by it by which any other party to any material License referred to in Schedule II hereto purports to exercise any of its rights or affect any of its obligations thereunder, together with a copy of any reply by Debtor thereto.

(v) Debtor will exercise promptly and diligently each and every right which it may have under each material License (other than any right of termination) and will duly perform and observe in all respects all of its obligations under each material License and will take all action reasonably necessary to maintain such Licenses in full force and effect. Debtor will not, without the prior written consent of Lender, cancel, terminate, amend or otherwise modify in any respect, or waive any provision of, any material License referred to in Schedule II hereto.

(g) Transfers and Other Liens.

(i) Debtor shall not, directly or indirectly, sell, lease, license, assign, transfer, spin-off, split-off, close, convey or otherwise dispose of any Collateral whether in a single transaction or a series of related transactions, other than (A) sales, leases, licenses, assignments, transfers, conveyances and other dispositions of such assets or rights by Debtor for value in the ordinary course of business consistent with past practices and (B) sales of Inventory and product in the ordinary course of business.

(ii) Debtor shall not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on any of its Capital Stock.

(iii) Debtor shall not, directly or indirectly, without the prior written consent of Lender, (A) issue any promissory note (other than the Note in favor of Lender) or (B) issue any other securities that would cause a breach or default under the Note.

(iv) Debtor shall not enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any Affiliate, except in the ordinary course of business in a manner and to an extent consistent with past practice and necessary or desirable for the prudent operation of its business, for fair consideration and on terms no less favorable to it than would be obtainable in a comparable arm’s length transaction with a Person that is not an Affiliate thereof.

(v) Debtor will not create, suffer to exist or grant any Lien upon or with respect to any Collateral other than a Permitted Lien.

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(h) Intellectual Property.

(i) If applicable, Debtor shall duly execute and deliver the applicable Intellectual Property Security Agreement. Debtor (either itself or through licensees) will, and will cause each licensee thereof to, take all action necessary to maintain all of the Intellectual Property in full force and effect, including, without limitation, using the proper statutory notices, numbers and markings (relating to patent, trademark and copyright rights) and using the Trademarks on each applicable trademark class of goods in order to so maintain the Trademarks in full force and free from any claim of abandonment for non-use, and Debtor will not (nor permit any licensee thereof to) do any act or knowingly omit to do any act whereby any Intellectual Property may become abandoned, cancelled or invalidated; provided, however, that so long as no Event of Default has occurred and is continuing, Debtor shall not have an obligation to use or to maintain any Intellectual Property (A) that relates solely to any product or work, that is no longer necessary or material and has been, or is in the process of being, discontinued, abandoned or terminated in the ordinary course of business and consistent with the exercise of reasonable business judgment, (B) that is being replaced with Intellectual Property substantially similar to the Intellectual Property that may be abandoned or otherwise become invalid, so long as the failure to use or maintain such Intellectual Property does not materially adversely affect the validity of such replacement Intellectual Property and so long as such replacement Intellectual Property is subject to the Lien created by this Agreement and does not have a material adverse effect on the business of Debtor or (C) that is substantially the same as another Intellectual Property that is in full force, so long the failure to use or maintain such Intellectual Property does not materially adversely affect the validity of such replacement Intellectual Property and so long as such other Intellectual Property is subject to the Lien and security interest created by this Agreement and does not have a material adverse effect on the business of Debtor. Debtor will cause to be taken all necessary steps in any proceeding before the United States Patent and Trademark Office and the United States Copyright Office or any similar office or agency in any other country or political subdivision thereof to maintain each registration of the Intellectual Property and application for registration of Intellectual Property (other than the Intellectual Property described in the proviso to the immediately preceding sentence), including, without limitation, filing of initial registrations, renewals, affidavits of use, affidavits of incontestability and opposition, interference and cancellation proceedings and payment of maintenance fees, filing fees, taxes or other governmental fees. If any Intellectual Property (other than Intellectual Property described in the proviso to the second sentence of subsection (i) of this clause (h)) is infringed, misappropriated, diluted or otherwise violated in any material respect by a third party, Debtor shall (x) upon learning of such infringement, misappropriation, dilution or other violation, promptly notify Lender and (y) promptly take all commercially reasonable steps to protect its rights, including possibly commencing an action to sue for infringement, misappropriation, dilution or other violation, seek injunctive relief where appropriate and recover any and all damages for such infringement, misappropriation, dilution or other violation, or take such other actions as Debtor shall deem appropriate under the circumstances to protect such Intellectual Property. Debtor shall furnish to Lender from time to time upon its request statements and schedules further identifying and describing the Intellectual Property and Licenses and such other reports in connection with the Intellectual Property and Licenses as Lender may reasonably request, all in reasonable detail and promptly upon request of Lender, following receipt by Lender of any such statements, schedules or reports, Debtor shall modify this Agreement by amending Schedule II hereto, as the case may be, to include any Intellectual Property and License, as the case may be, which is or hereafter becomes part of the Collateral under this Agreement and shall execute and authenticate such documents and do such acts as shall be necessary or, in the reasonable judgment of Lender, desirable to subject such Intellectual Property and Licenses to the Lien and security interest created by this Agreement. Notwithstanding anything herein to the contrary, upon the occurrence and during the continuance of an Event of Default, Debtor may not abandon, surrender or otherwise permit any Intellectual Property to become abandoned, cancelled or invalid without the prior written consent of Lender, and if any Intellectual Property is infringed, misappropriated, diluted or otherwise violated in any material respect by a third party, Debtor will take such reasonable action as Lender shall deem appropriate under the circumstances to protect such Intellectual Property.

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(ii) In no event shall Debtor, either itself or through any agent, employee, licensee or designee, file an application for the registration of any Patent, Trademark or Copyright or the United States Copyright Office or the United States Patent and Trademark Office, as applicable, or in any similar office or agency of the United States or any country or any political subdivision thereof unless it gives Lender prior written notice thereof. Upon request of Lender, Debtor shall execute, authenticate and deliver any and all assignments, agreements, instruments, documents and papers as Lender may reasonably request to evidence Lender’s security interest hereunder in such Intellectual Property and the General Intangibles of Debtor relating thereto or represented thereby, and Debtor hereby appoints Lender its attorney-in-fact to execute and/or authenticate and file all such writings for the foregoing purposes, all acts of such attorney being hereby ratified and confirmed, and such power (being coupled with an interest) shall be irrevocable until all Obligations are Paid in Full.

(i) Pledged Accounts.

(A) Upon the request of Lender, Debtor shall cause each bank and other financial institution which maintains a Controlled Account (each a “Controlled Account Bank”) to execute and deliver to Lender, in form and substance satisfactory to Lender, a Controlled Account Agreement with respect to such Controlled Account, duly executed by Debtor and such Controlled Account Bank, pursuant to which such Controlled Account Bank among other things shall irrevocably agree, with respect to such Controlled Account, that (i) at any time after Debtor or Lender shall have notified such Controlled Account Bank that an Event of Default has occurred or is continuing, such Controlled Account Bank will comply with any and all instructions originated by Lender directing the disposition of the funds in such Controlled Account without further consent by Debtor, (ii) such Controlled Account Bank shall waive, subordinate or agree not to exercise any rights of setoff or recoupment or any other claim against the applicable Controlled Account other than for payment of its service fees and other charges directly related to the administration of such Controlled Account and for returned checks or other items of payment, (iii) at any time after Debtor or Lender shall have notified such Controlled Account Bank that an Event of Default has occurred or is continuing, with respect to each such Controlled Account, such Controlled Account Bank shall not comply with any instructions, directions or orders of any form with respect to such Controlled Accounts other than instructions, directions or orders originated by Lender, (iv) all funds deposited by Debtor with such Controlled Account Bank shall be subject to a perfected, first priority security interest in favor of Lender, and (v) upon receipt of written notice from Lender during the continuance of an Event of Default, such Controlled Account Bank shall immediately send to Lender by wire transfer (to such account as Lender shall specify, or in such other manner as Lender shall direct) all such funds and other items held by it. Debtor shall not create or maintain any Pledged Account without the prior written consent of Lender and complying with the terms of this Agreement.

(B) If at any time after the Date of this Agreement and after Lender has requested Debtor to enter into one or more Controlled Account Agreements as contemplated by Subsection 5(i)(A) above, the average daily balance of any Account that is not subject to a Controlled Account Agreement exceeds $5,000 during any calendar month (including the calendar month in which the Date of this Agreement occurs), Debtor shall, either (x) within two (2) Business Days following such date, transfer to a Controlled Account an amount sufficient to reduce the total aggregate amount of the cash in such Account to an amount not in excess of $5,000 or (y) within 21 calendar days following the last day of such calendar month, deliver to Lender a Controlled Account Agreement with respect to such Account, duly executed by Debtor and the depositary bank in which such Account is maintained.

(C) Notwithstanding anything to the contrary contained in Section 5(i)(B) above, and without limiting any of the foregoing, if at any time on or after the date that is twenty-one (21) calendar days following the Date of this Agreement, subject to Lender having requested Debtor to enter into one or more Controlled Account Agreements as contemplated by Subsection 5(i)(A) above, the total aggregate amount of the cash of Debtor and any of its Subsidiaries, in the aggregate, that is not held in a Controlled Account exceeds $25,000 (the “Maximum Free Cash Amount”), Debtor shall within two (2) Business Days following such date, either (x) transfer to a Controlled Account an amount sufficient to reduce the total aggregate amount of the cash that is not held in a Controlled Account to an amount not in excess of the Maximum Free Cash Amount or (y) deliver to Lender a Controlled Account Agreement with respect to such Account (or Accounts), duly executed by Debtor and the depositary bank in which such Account (or Accounts) is maintained, as necessary to reduce the total aggregate amount of the cash that is not held in a Controlled Account to an amount not in excess of the Maximum Free Cash Amount.

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(j) Motor Vehicles.

(i) Upon Lender’s written request, Debtor shall deliver to Lender originals of the certificates of title or ownership for each motor vehicle with a value in excess of $10,000 owned by it, with Lender listed as lienholder.

(ii) Debtor hereby appoints Lender as its attorney-in-fact, effective the date hereof and terminating upon the termination of this Agreement, for the purpose of (A) executing on behalf of Debtor title or ownership applications for filing with appropriate Governmental Authorities to enable motor vehicles now owned or hereafter acquired by Debtor to be retitled and Lender listed as lienholder thereof, (B) filing such applications with such Governmental Authorities, and (C) executing such other agreements, documents and instruments on behalf of, and taking such other action in the name of, Debtor as Lender may deem necessary or advisable to accomplish the purposes hereof (including, without limitation, for the purpose of creating in favor of Lender a perfected Lien on the motor vehicles and exercising the rights and remedies of Lender hereunder). This appointment as attorney-in-fact is coupled with an interest and is irrevocable until all of the Obligations are Paid in Full.

(iii) Any certificates of title or ownership delivered pursuant to the terms hereof shall be accompanied by odometer statements for each motor vehicle covered thereby.

(iv) So long as no Event of Default shall have occurred and be continuing, upon the request of Debtor, Lender shall execute and deliver to Debtor such instruments as Debtor shall reasonably request to remove the notation of Lender as lienholder on any certificate of title for any motor vehicle; provided, however, that any such instruments shall be delivered, and the release effective, only upon receipt by Lender of a certificate from Debtor stating that such motor vehicle is to be sold or has suffered a casualty loss (with title thereto in such case passing to the casualty insurance company therefor in settlement of the claim for such loss) and the amount that Debtor will receive as sale proceeds or insurance proceeds. Any proceeds of such sale or casualty loss shall be paid to Lender hereunder immediately upon receipt, to be applied to the Obligations then outstanding.

(k) Control. Debtor hereby agrees to take any or all action that may be necessary or that Lender may reasonably request in order for Lender to obtain “control” in accordance with Sections 9-105 through 9-107 of the Code with respect to the following Collateral: (i) Electronic Chattel Paper, (ii) Investment Property, and (iii) Letter-of-Credit Rights.

(l) Inspection and Reporting. Debtor shall permit Lender, or any agent or representatives thereof or such professionals or other Persons as Lender may designate (i) to examine and make copies of and abstracts from Debtor’s records and books of account, (ii) to visit and inspect its properties, (iii) to verify materials, leases, Instruments, Accounts, Inventory and other assets of Debtor from time to time, and (iv) to conduct audits, physical counts, appraisals and/or valuations, examinations at the locations of Debtor. Debtor shall also permit Lender, or any agent or representatives thereof or such attorneys, accountants or other professionals or other Persons as Lender may designate to discuss Debtor’s affairs, finances and accounts with any of its directors, officers, managerial employees, independent accountants or any of its other representatives. Without limiting the foregoing, Lender may, at any time, in Lender’s own name, in the name of a nominee of Lender, or in the name of Debtor communicate (by mail, telephone, facsimile or otherwise) with the Account Debtors of Debtor, parties to contracts with Debtor and/or obligors in respect of Instruments of Debtor to verify with such Persons, to Lender’s satisfaction, the existence, amount, terms of, and any other matter relating to, Accounts, Instruments, Chattel Paper, payment intangibles and/or other receivables.

(m) Future Subsidiaries. If Debtor hereafter creates or acquires any Subsidiary, simultaneously with the creation or acquisition of such Subsidiary, Debtor shall (i) if such Subsidiary is a Domestic Subsidiary, cause such Subsidiary to become a party to this Agreement as an additional “Debtor” hereunder, (ii) deliver to Lender updated Schedules to this Agreement, as appropriate (including, without limitation, an updated Schedule IV to reflect the grant by Debtor of a Lien on all Pledged Equity now or hereafter owned by Debtor), (iii) if such Subsidiary is a Domestic Subsidiary, cause such Subsidiary to duly execute and deliver a guaranty of the Obligations in favor of Lender in form and substance acceptable to

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Lender, (iv) deliver to Lender the stock certificates representing all of the Capital Stock of such Subsidiary, along with undated stock powers for each such certificates, executed in blank (or, if any such shares of Capital Stock are uncertificated, confirmation and evidence reasonably satisfactory to Lender that the security interest in such uncertificated securities has been transferred to and perfected by Lender, in accordance with Sections 8-313, 8-321 and 9-115 of the Code or any other similar or local or foreign law that may be applicable), and (v) duly execute and/or cause to be delivered to Lender, in form and substance acceptable to Lender, such opinions of counsel and other documents as Lender shall request with respect thereto; provided, however, that Debtor shall not be required to pledge any Excluded Collateral. Debtor hereby authorizes Lender to attach such updated Schedules to this Agreement and agrees that all Pledged Equity listed on any updated Schedule delivered to Lender shall for all purposes hereunder be considered Collateral. Debtor agrees that the pledge of the shares of Capital Stock acquired by Debtor of a Foreign Subsidiary may be supplemented by one or more separate pledge agreements, deeds of pledge, share charges, or other similar agreements or instruments, executed and delivered by Debtor in favor of Lender, which pledge agreements will provide for the pledge of such shares of Capital Stock in accordance with the laws of the applicable foreign jurisdiction. With respect to such shares of Capital Stock, Lender may, at any time and from time to time, in its sole discretion, take actions in such foreign jurisdictions that will result in the perfection of the Lien created in such shares of Capital Stock.

(n) Use of Proceeds. The proceeds of the Loans shall only be used by Debtor as provided in Section 7.21 of the Merger Agreement (as defined in the Note).

SECTION 6. Additional Provisions Concerning the Collateral. Debtor agrees as follows:

(a) To the maximum extent permitted by applicable law, and for the purpose of taking any action that Lender may deem necessary or advisable to accomplish the purposes of this Agreement, Debtor hereby (i) authorizes Lender after the occurrence of an Event of Default to execute any such agreements, instruments or other documents in Debtor’s name and to file such agreements, instruments or other documents in Debtor’s name and in any appropriate filing office, (ii) authorizes Lender at any time and from time to time to file, one or more financing or continuation statements, and amendments thereto, relating to the Collateral (including, without limitation, any such financing statements that (A) describe the Collateral as “all assets” or “all personal property” (or words of similar effect) or that describe or identify the Collateral by type or in any other manner as Lender may determine regardless of whether any particular asset of Debtor falls within the scope of Article 9 of the Code or whether any particular asset of Debtor constitutes part of the Collateral, and (B) contain any other information required by Part 5 of Article 9 of the Code for the sufficiency or filing office acceptance of any financing statement, continuation statement or amendment, including, without limitation, whether Debtor is an organization, the type of organization and any organizational identification number issued to Debtor) and (iii) ratifies such authorization to the extent that Lender has filed any such financing or continuation statements, or amendments thereto, prior to the date hereof. A photocopy or other reproduction of this Agreement or any financing statement covering the Collateral or any part thereof shall be sufficient as a financing statement where permitted by law.

(b) Debtor hereby irrevocably appoints Lender as its attorney-in-fact and proxy, with full authority in the place and stead of Debtor and in the name of Debtor or otherwise, from time to time in Lender’s discretion, after the occurrence of an Event of Default to take any action and to execute any instrument which Lender may deem necessary or advisable to accomplish the purposes of this Agreement, including, without limitation, (i) to obtain and adjust insurance required to be paid to Lender pursuant to Section 5(e) hereof, (ii) to ask, demand, collect, sue for, recover, compound, receive and give acquittance and receipts for moneys due and to become due under or in respect of any Collateral, (iii) to receive, endorse, and collect any drafts or other instruments, documents and chattel paper in connection with clause (i) or (ii) above, (iv) to file any claims or take any action or institute any proceedings which Lender may deem necessary or desirable for the collection of any Collateral or otherwise to enforce the rights of Lender with respect to any Collateral, (v) to execute assignments, licenses and other documents to enforce the rights of Lender with respect to any Collateral, and (vi) to verify any and all information with respect to any and all Accounts. This power is coupled with an interest and is irrevocable until all of the Obligations are Paid in Full.

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(c) For the purpose of enabling Lender to exercise rights and remedies hereunder, at such time as Lender shall be lawfully entitled to exercise such rights and remedies, and for no other purpose, Debtor hereby grants to Lender upon the occurrence of an Event of Default, to the extent assignable, an irrevocable, non-exclusive license (exercisable without payment of royalty or other compensation to Debtor) to use, assign, license or sublicense any Intellectual Property now owned or hereafter acquired by Debtor, wherever the same may be located, including in such license reasonable access to all media in which any of the licensed items may be recorded or stored and to all computer programs used for the compilation or printout thereof. Notwithstanding anything contained herein to the contrary, but subject to the provisions of Section 5(g) and Section 5(h) hereof, so long as no Event of Default shall have occurred and be continuing, Debtor may exploit, use, enjoy, protect, license, sublicense, assign, sell, dispose of or take other actions with respect to the Intellectual Property in the ordinary course of its business. In furtherance of the foregoing, unless an Event of Default shall have occurred and be continuing, Lender shall from time to time, upon the request of Debtor, execute and deliver any instruments, certificates or other documents, in the form so requested, which Debtor shall have certified are appropriate (in Debtor’s judgment) to allow it to take any action permitted above (including relinquishment of the license provided pursuant to this clause (c) as to any Intellectual Property). Further, upon the Payment in Full of all of the Obligations, Lender (subject to Section 10(e) hereof) shall release and reassign to Debtor all of Lender’s right, title and interest in and to the Intellectual Property, and the Licenses, all without recourse, representation or warranty whatsoever. The exercise of rights and remedies hereunder by Lender shall not terminate the rights of the holders of any licenses or sublicenses theretofore granted by Debtor in accordance with the second sentence of this clause (c). Debtor hereby releases Lender from any claims, causes of action and demands at any time arising out of or with respect to any actions taken or omitted to be taken by Lender under the powers of attorney granted herein other than actions taken or omitted to be taken through Lender’s gross negligence or willful misconduct, as determined by a final determination of a court of competent jurisdiction.

(d) If Debtor fails to perform any agreement or obligation contained herein, Lender may itself perform, or cause performance of, such agreement or obligation, in the name of Debtor or Lender, and the expenses of Lender incurred in connection therewith shall be payable by Debtor pursuant to Section 8 hereof and shall be secured by the Collateral.

(e) The powers conferred on Lender hereunder are solely to protect its interest in the Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of any Collateral in its possession and the accounting for moneys actually received by it hereunder, Lender shall have no duty as to any Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Collateral.

(f) Anything herein to the contrary notwithstanding (i) Debtor shall remain liable under the Licenses and otherwise with respect to any of the Collateral to the extent set forth therein to perform all of its obligations thereunder to the same extent as if this Agreement had not been executed, (ii) the exercise by Lender of any of its rights hereunder shall not release Debtor from any of its obligations under the Licenses or otherwise in respect of the Collateral, and (iii) Lender shall not have any obligation or liability by reason of this Agreement under the Licenses or with respect to any of the other Collateral, nor shall Lender be obligated to perform any of the obligations or duties of Debtor thereunder or to take any action to collect or enforce any claim for payment assigned hereunder.

(g) As long as no Event of Default shall have occurred and be continuing and until written notice shall be given to the applicable Debtor:

(i) Debtor shall have the right, from time to time, to vote and give consents with respect to the Pledged Equity, or any part thereof for all purposes not inconsistent with the provisions of this Agreement; provided, however, that no vote shall be cast, and no consent shall be given or action taken, which would have the effect of impairing the position or interest of Lender in respect of the Pledged Equity or which would authorize, effect or consent to:

(A) the dissolution or liquidation, in whole or in part, of a Pledged Entity;

(B) the consolidation or merger of a Pledged Entity with any other Person;

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(C) the sale, disposition or encumbrance of all or substantially all of the assets of a Pledged Entity, except for Liens in favor of Lender;

(D) any change in the authorized number of shares, the stated capital or the authorized share capital of a Pledged Entity or the issuance of any additional shares of its Capital Stock; or

(E) the alteration of the voting rights with respect to the Capital Stock of a Pledged Entity.

(h) (i) As long as no Event of Default shall have occurred and be continuing, Debtor shall be entitled, from time to time, to collect and receive for its own use all cash dividends and interest paid in respect of the Pledged Equity other than any and all: (A) dividends and interest paid or payable other than in cash in respect of any Pledged Equity, and instruments and other property received, receivable or otherwise distributed in respect of, or in exchange for, any Pledged Equity; (B) dividends and other distributions paid or payable in cash in respect of any Pledged Equity in connection with a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in capital of a Pledged Entity; and (C) cash paid, payable or otherwise distributed, in respect of principal of, or in redemption of, or in exchange for, any Pledged Equity; provided, however, that until actually paid all rights to such distributions shall remain subject to the Lien created by this Agreement; and

(ii) all dividends and interest (other than such cash dividends and interest as are permitted to be paid to Debtor in accordance with clause (i) above) and all other distributions in respect of any of the Pledged Equity, whenever paid or made, shall be delivered to Lender to hold as Pledged Equity and shall, if received by Debtor, be received in trust for the benefit of Lender, be segregated from the other property or funds of Debtor, and be forthwith delivered to Lender as Pledged Equity in the same form as so received (with any necessary endorsement).

SECTION 7. Remedies Upon Event of Default; Application of Proceeds. If any Event of Default shall have occurred and be continuing:

(a) Lender may exercise in respect of the Collateral, in addition to any other rights and remedies provided for herein, or otherwise available to it, all of the rights and remedies of a secured party upon default under the Code (whether or not the Code applies to the affected Collateral), and also may (i) take absolute control of the Collateral, including, without limitation, transfer into Lender’s name or into the name of its nominee or nominees (to the extent Lender has not theretofore done so) and thereafter receive all payments made thereon, give all consents, waivers and ratifications in respect thereof and otherwise act with respect thereto as though it were the outright owner thereof, (ii) require Debtor to, and Debtor hereby agrees that it will at its expense and upon request of Lender forthwith, assemble all or part of its respective Collateral as directed by Lender and make it available to Lender at a place or places to be designated by Lender that is reasonably convenient to both parties, and Lender may enter into and occupy any premises owned or leased by Debtor where the Collateral or any part thereof is located or assembled for a reasonable period in order to effectuate Lender’s rights and remedies hereunder or under law, without obligation to Debtor in respect of such occupation, and (iii) without notice except as specified below and without any obligation to prepare or process the Collateral for sale, (A) sell the Collateral or any part thereof in one or more parcels at public or private sale (including, without limitation, by credit bid), at any of Lender’s offices or elsewhere, for cash, on credit or for future delivery, and at such price or prices and upon such other terms as Lender may deem commercially reasonable and/or (B) lease, license or dispose of the Collateral or any part thereof upon such terms as Lender may deem commercially reasonable. Debtor agrees that, to the extent notice of sale or any other disposition of its respective Collateral shall be required by law, at least ten (10) days’ notice to Debtor of the time and place of any public sale or the time after which any private sale or other disposition of its respective Collateral is to be made shall constitute reasonable notification. Lender shall not be obligated to make any sale or other disposition of any Collateral regardless of notice of sale having been given. Lender may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such

Annex A-99

sale may, without further notice, be made at the time and place to which it was so adjourned. Debtor hereby waives any claims against Lender arising by reason of the fact that the price at which its respective Collateral may have been sold at a private sale was less than the price which might have been obtained at a public sale or was less than the aggregate amount of the Obligations, even if Lender accepts the first offer received and does not offer such Collateral to more than one offeree, and waives all rights that Debtor may have to require that all or any part of such Collateral be marshaled upon any sale (public or private) thereof. Debtor hereby acknowledges that (i) any such sale of its respective Collateral by Lender shall be made without warranty, (ii) Lender may specifically disclaim any warranties of title, possession, quiet enjoyment or the like, and (iii) such actions set forth in clauses (i) and (ii) above shall not adversely affect the commercial reasonableness of any such sale of Collateral. In addition to the foregoing, (1) upon written notice to Debtor from Lender after and during the continuance of an Event of Default, Debtor shall cease any use of the Intellectual Property or any trademark, patent or copyright similar thereto for any purpose described in such notice; (2) Lender may, at any time and from time to time after and during the continuance of an Event of Default, upon 10 days’ prior notice to Debtor, license, whether general, special or otherwise, and whether on an exclusive or non-exclusive basis, any of the Intellectual Property, throughout the universe for such term or terms, on such conditions, and in such manner, as Lender shall in its sole discretion determine; and (3) Lender may, at any time, pursuant to the authority granted in Section 6 hereof or otherwise (such authority being effective upon the occurrence and during the continuance of an Event of Default), execute and deliver on behalf of Debtor, one or more instruments of assignment of the Intellectual Property (or any application or registration thereof), in form suitable for filing, recording or registration in any country.

(b) Any cash held by Lender as Collateral and all Cash Proceeds received by Lender in respect of any sale or disposition of or collection from, or other realization upon, all or any part of the Collateral shall be applied as follows: first, to pay any fees, indemnities or expense reimbursements then due to Lender (including those described in Section 8 hereof); second, to pay any fees, indemnities or expense reimbursements then due, on a pro rata basis; third to pay interest due under the Note, on a pro rata basis; fourth, to pay or prepay principal in respect of the Note, whether or not then due, owing, on a pro rata basis; fifth, to pay or prepay any other Obligations, whether or not then due, in such order and manner as Lender shall elect. Any surplus of such cash or Cash Proceeds held by Lender and remaining after the Payment in Full of all of the Obligations shall be paid over to whomsoever shall be lawfully entitled to receive the same or as a court of competent jurisdiction shall direct.

(c) In the event that the proceeds of any such sale, disposition, collection or realization are insufficient to pay all amounts to which Lender is legally entitled, Debtor shall be liable for the deficiency, together with interest thereon at the rate specified in the Note for interest on overdue principal thereof or such other rate as shall be fixed by applicable law, together with the costs of collection and the reasonable fees, costs, expenses and other charges of any attorneys employed by Lender to collect such deficiency.

(d) To the extent that applicable law imposes duties on Lender to exercise remedies in a commercially reasonable manner, Debtor acknowledges and agrees that it is commercially reasonable for Lender (i) to fail to incur expenses deemed significant by Lender to prepare Collateral for disposition or otherwise to transform raw material or work in process into finished goods or other finished products for disposition, (ii) to fail to obtain third party consents for access to Collateral to be disposed of, or to obtain or, if not required by other law, to fail to obtain governmental or third party consents for the collection or disposition of Collateral to be collected or disposed of, (iii) to fail to exercise collection remedies against Account Debtors or other Persons obligated on Collateral or to remove Liens on or any adverse claims against Collateral, (iv) to exercise collection remedies against Account Debtors and other Persons obligated on Collateral directly or through the use of collection agencies and other collection specialists, (v) to advertise dispositions of Collateral through publications or media of general circulation, whether or not the Collateral

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is of a specialized nature, (vi) to contact other Persons, whether or not in the same business as Debtor, for expressions of interest in acquiring all or any portion of such Collateral, (vii) to hire one or more professional auctioneers to assist in the disposition of Collateral, whether or not the Collateral is of a specialized nature, (viii) to dispose of Collateral by utilizing internet sites that provide for the auction of assets of the types included in the Collateral or that have the reasonable capacity of doing so, or that match buyers and sellers of assets, (ix) to dispose of assets in wholesale rather than retail markets, (x) to disclaim disposition warranties, such as title, possession or quiet enjoyment, (xi) to purchase insurance or credit enhancements to insure Lender against risks of loss, collection or disposition of Collateral or to provide to Lender a guaranteed return from the collection or disposition of Collateral, or (xii) to the extent deemed appropriate by Lender, to obtain the services of brokers, investment bankers, consultants, attorneys and other professionals to assist Lender in the collection or disposition of any of the Collateral. Debtor acknowledges that the purpose of this section is to provide non-exhaustive indications of what actions or omissions by Lender would be commercially reasonable in Lender’s exercise of remedies against the Collateral and that other actions or omissions by Lender shall not be deemed commercially unreasonable solely on account of not being indicated in this section. Without limitation upon the foregoing, nothing contained in this section shall be construed to grant any rights to Debtor or to impose any duties on Lender that would not have been granted or imposed by this Agreement or by applicable law in the absence of this section.

(e) Lender shall not be required to marshal any present or future collateral security (including, but not limited to, this Agreement and the Collateral) for, or other assurances of payment of, the Obligations or any of them or to resort to such collateral security or other assurances of payment in any particular order, and all of Lender’s rights hereunder and in respect of such collateral security and other assurances of payment shall be cumulative and in addition to all other rights, however existing or arising. To the extent that Debtor lawfully may, Debtor hereby agrees that it will not invoke any law relating to the marshaling of collateral which might cause delay in or impede the enforcement of Lender’s rights under this Agreement or under any other instrument creating or evidencing any of the Obligations or under which any of the Obligations is outstanding or by which any of the Obligations is secured or payment thereof is otherwise assured, and, to the extent that it lawfully may, Debtor hereby irrevocably waives the benefits of all such laws.

SECTION 8. Indemnity and Expenses.

(a) Debtor agrees to defend, protect, indemnify and hold Lender harmless from and against any and all claims, damages, losses, liabilities, obligations, penalties, fees, costs and expenses (including, without limitation, reasonable legal fees, costs, expenses, and disbursements of such Person’s counsel) to the extent that they arise out of or otherwise result from this Agreement or the Note (including, without limitation, enforcement of this Agreement and the Note), except to the extent resulting from such Person’s gross negligence or willful misconduct, as determined by a final judgment of a court of competent jurisdiction no longer subject to appeal.

(b) Debtor agrees to pay to Lender upon demand the amount of any and all costs and expenses, including the reasonable fees, costs, expenses and disbursements of counsel for Lender and of any experts and agents (including, without limitation, any collateral trustee which may act as agent of Lender), which Lender may incur in connection with (i) the preparation, negotiation, execution, delivery, recordation, administration, amendment, waiver or other modification or termination of this Agreement, (ii) the custody, preservation, use or operation of, or the sale of, collection from, or other realization upon, any Collateral, (iii) the exercise or enforcement of any of the rights of Lender hereunder, or (iv) the failure by Debtor to perform or observe any of the provisions hereof.

SECTION 9. Notices, Etc. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (a) on the date of actual delivery if delivered personally (with written confirmation of receipt), (b) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (c) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight

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courier service, or (d) on the date of transmission by email (or the first Business Day following such transmission if the date of such transmission is not a Business Day), in each case to the intended recipient as set forth below (or to such other address as such party shall have specified in a written notice duly delivered to the other parties hereto):

If to Debtor:	XTI Aircraft Company 7625 S. Peoria St., Suite D11 Englewood, CO 80112 Attention: Scott Pomeroy Email: spomeroy@xtiaircraft.com
With a copy to (which shall not constitute notice):

MBMC International PLLC

5854 E. Via Los Caballos

Paradise Valley, AZ 85253

Attention: Mara Babin

Email: mara.babin@mbmc-intl.com

Arnold & Porter Kaye Scholer LLP

1144 Fifteenth Street, Suite 3100

Denver, CO 80202

Attention: Ronald R. Levine, II

Email: Ron.Levine@arnoldporter.com

If to Lender:	Inpixon 2479 E. Bayshore Road, Suite 195 Palo Alto, California 94303 Attention: Nadir Ali, Chief Executive Officer Email: nadir.ali@inpixon.com
with a copy to (which shall not constitute notice):	Norton Rose Fulbright US LLP 1045 West Fulton Market, Suite 1200 Chicago, IL 60607 Attention: Kevin Friedmann Email: kevin.friedmann@nortonrosefulbright.com

SECTION 10. Miscellaneous.

(a) No amendment of any provision of this Agreement shall be effective unless it is in writing and signed by Debtor and Lender, and no waiver of any provision of this Agreement, and no consent to any departure by Debtor therefrom, shall be effective unless it is in writing and signed by Debtor and Lender, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

(b) No failure on the part of Lender to exercise, and no delay in exercising, any right reasonably hereunder or under the Note shall operate as a waiver thereof; nor shall any single or partial exercise of any such right reasonably preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of Lender provided herein and in the Note are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law.

(c) Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(d) This Agreement shall create a continuing security interest in the Collateral and shall (i) remain in full force and effect until the earlier of Payment in Full of the Obligations or forgiveness of the Note pursuant to Section 1 thereof, and (ii) be binding on Debtor and all other Persons who become bound as debtor to this Agreement in accordance with Section 9-203(d) of the Code and shall inure, together with all rights and remedies of Lender hereunder, to the benefit of Lender and its permitted successors, transferees and assigns. Without limiting the generality of clause (ii) of the immediately preceding sentence, without notice to Debtor, Lender may assign or otherwise transfer its rights and obligations under this Agreement and

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the Note to any other Person, and such other Person shall thereupon become vested with all of the benefits in respect thereof granted to Lender herein or otherwise. Upon any such assignment or transfer, all references in this Agreement to Lender shall mean the assignee of Lender. None of the rights or obligations of Debtor hereunder may be assigned or otherwise transferred without the prior written consent of Lender, and any such assignment or transfer without such consent of Lender shall be null and void ab initio.

(e) Upon the earlier of Payment in Full of the Obligations or forgiveness of the Note pursuant to Section 1 thereof, (i) this Agreement and the security interests created hereby shall terminate and all rights to the Collateral shall revert to Debtor that granted such security interests hereunder, and (ii) Lender will, upon Debtor’s request and at Debtor’s expense, (A) return to Debtor such of the Collateral as shall not have been sold or otherwise disposed of or applied pursuant to the terms hereof and (B) execute and deliver to Debtor such documents as Debtor shall reasonably request to evidence such termination, all without any representation, warranty or recourse whatsoever.

(f) Governing Law; Jurisdiction; Jury Trial.

(i) All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

(ii) Debtor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or under any other Transaction Document or with any transaction contemplated hereby or thereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim, defense or objection that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under Section 9 hereof and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude Lender from bringing suit or taking other legal action against Debtor in any other jurisdiction to collect on Debtor’s obligations or to enforce a judgment or other court ruling in favor of Lender.

(iii) WAIVER OF JURY TRIAL, ETC. DEBTOR AND LENDER IRREVOCABLY WAIVE ANY RIGHT THEY MAY HAVE TO, AND AGREE NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR UNDER ANY OTHER TRANSACTION DOCUMENT OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT, OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.

(iv) Debtor irrevocably and unconditionally waives any right it may have to claim or recover in any legal action, suit or proceeding referred to in this Section any special, exemplary, indirect, incidental, punitive or consequential damages.

(g) Section headings herein are included for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

(h) This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together constitute one and the same Agreement. Delivery of any executed counterpart of a signature page of this Agreement by pdf, facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

(i) This Agreement shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Obligations is rescinded or must otherwise be returned by Lender or any other Person (upon (i) the occurrence of any Insolvency Proceeding of Debtor or (ii) otherwise, in all cases as though such payment had not been made).

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IN WITNESS WHEREOF, Debtor has caused this Agreement to be executed and delivered by its officer thereunto duly authorized, as of the date first above written.

DEBTOR:
XTI AIRCRAFT COMPANY, as Debtor
By:
	Name:	Michael Hinderberger
	Title:	Chief Executive Officer
ACCEPTED BY:
INPIXON, as Lender
By:
	Name:	Nadir Ali
	Title:	Chief Executive Officer

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EXHIBIT A

FORM OF INTELLECTUAL PROPERTY SECURITY AGREEMENT

INTELLECTUAL PROPERTY SECURITY AGREEMENT

This INTELLECTUAL PROPERTY SECURITY AGREEMENT (as amended, modified, supplemented, renewed, restated or replaced from time to time, this “IP Security Agreement”), dated [ ], is made by XTI Aircraft Company, a Delaware corporation (“Debtor”), in favor of Inpixon, a Nevada corporation ( “Lender”). All capitalized terms not otherwise defined herein shall have the meanings respectively ascribed thereto in the Security Agreement (as defined below).

WHEREAS, Debtor has executed that certain secured promissory note, dated as of [ ], [ ], 2023 (the “Issue Date”), in the original principal amount of $[ ] (the “Note”) in favor of Lender, representing funds remitted by Lender to Debtor as loans and interest thereon from and after March 10, 2023 through and including the Issue Date (collectively, the “Existing Loans”), and Debtor and Lender anticipate that Lender may make additional loans to Debtor pursuant to the Note (the “Future Loans”) (the Existing Loans and the Future Loans are referred to in this Agreement as the “Loans”).

WHEREAS, Debtor has executed and delivered that certain Security and Pledge Agreement, dated as of the Issue Date, made by Debtor to Lender (as amended, modified, supplemented, renewed, restated or replaced from time to time, the “Security Agreement”); and

WHEREAS, under the terms of the Security Agreement, Debtor has granted to Lender a security interest in and lien upon, among other property, certain intellectual property of Debtor and has agreed as a condition thereof to execute this IP Security Agreement for recording with the U.S. Patent and Trademark Office, the United States Copyright Office and other governmental authorities.

WHEREAS, Debtor has determined that the execution, delivery and performance of this IP Security Agreement directly benefits, and is in the best interest of, Debtor.

NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce Lender to make the Future Loans to Debtor, Debtor agrees with Lender as follows:

SECTION 1. Grant of Security. Debtor hereby grants to Lender a security interest in and lien upon all of Debtor’s right, title and interest in and to the following (the “Collateral”):

(i) the Patents and Patent applications set forth in Schedule A hereto;

(ii) the Trademark and service mark registrations and applications set forth in Schedule B hereto (provided that no security interest shall be granted in United States intent-to-use trademark applications to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications under applicable federal law), together with the goodwill symbolized thereby;

(iii) all Copyrights, whether registered or unregistered, now owned or hereafter acquired by Debtor, including, without limitation, the copyright registrations and applications and exclusive copyright licenses set forth in Schedule C hereto;

(iv) all reissues, divisions, continuations, continuations-in-part, extensions, renewals and reexaminations of any of the foregoing, all rights in the foregoing provided by international treaties or conventions, all rights corresponding thereto throughout the world and all other rights of any kind whatsoever of Debtor accruing thereunder or pertaining thereto;

(v) any and all claims for damages and injunctive relief for past, present and future infringement, dilution, misappropriation, violation, misuse or breach with respect to any of the foregoing, with the right, but not the obligation, to sue for and collect, or otherwise recover, such damages; and

(vi) any and all proceeds of, collateral for, income, royalties and other payments now or hereafter due and payable with respect to, and supporting obligations relating to, any and all of the Collateral of or arising from any of the foregoing.

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SECTION 2. Security for Obligations. The grant of a security interest in and lien upon, the Collateral by Debtor under this IP Security Agreement secures the payment of all Obligations of Debtor now or hereafter existing under or in respect of the Note and the Security Agreement, whether direct or indirect, absolute or contingent, and whether for principal, reimbursement obligations, interest, premiums, penalties, fees, indemnifications, contract causes of action, costs, expenses or otherwise.

SECTION 3. Recordation. Debtor authorizes and requests that the Register of Copyrights, the Commissioner for Patents and the Commissioner for Trademarks and any other applicable government officer record this IP Security Agreement.

SECTION 4. Execution in Counterparts. This IP Security Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

SECTION 5. Grants, Rights and Remedies. This IP Security Agreement has been entered into in conjunction with the provisions of the Security Agreement. Debtor does hereby acknowledge and confirm that the grant of the security interest hereunder to, and the rights and remedies of, Lender with respect to the Collateral are more fully set forth in the Security Agreement, the terms and provisions of which are incorporated herein by reference as if fully set forth herein.

SECTION 6. Notices. All notices shall be given in accordance with the notice provisions of the Security Agreement.

SECTION 7. Governing Law; Jurisdiction; Jury Trial.

(i) All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

(ii) Debtor hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or under the Note or with any transaction contemplated hereby or thereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim, defense or objection that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under Section 9 of the Security Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude Lender from bringing suit or taking other legal action against Debtor in any other jurisdiction to collect on a Debtor’s obligations or to enforce a judgment or other court ruling in favor of Lender.

(iii) WAIVER OF JURY TRIAL, ETC. DEBTOR IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR UNDER ANY OTHER TRANSACTION DOCUMENT OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.

(v) Debtor irrevocably and unconditionally waives any right it may have to claim or recover in any legal action, suit or proceeding referred to in this Section any special, exemplary, indirect, incidental, punitive or consequential damages.

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IN WITNESS WHEREOF, Debtor has caused this Agreement to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.

XTI Aircraft Company
By
Name:
Title:
Address for Notices:

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Schedule A

Patents

Debtor	Country	Title	Application or Patent No.	Application or Registration Date	Assignees

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Schedule B

Trademarks

Debtor	Country	Trademark	Application or Registration No.	Application or Registration Date	Assignees

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Schedule C

Copyrights

Debtor	Country	Title	Type of Work	Application or Registration No.	Issue Date	Assignees

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SCHEDULE I

Legal Names; Organizational Identification Numbers;
States or Jurisdiction of Organization

Debtor’s Name	State of Organization	Federal Employer I.D.	Organizational I.D.
XTI Aircraft Company	Delaware

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SCHEDULE II

Intellectual Property

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SCHEDULE III

Locations

Debtor’s Name	Chief Executive Office	Chief Place of Business	Books and Records	Inventory, Equipment, Etc.
XTI Aircraft Company

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SCHEDULE IV

Promissory Note, Securities, Deposit Accounts,
Securities Accounts and Commodities Accounts

Securities

Debtor	Name of Issuer / Pledged Entity	Number of Shares	Class	Certificate No.(s)

Deposit Accounts, Securities Accounts and Commodities Accounts

Debtor	Name and Address of Institution	Purpose of the Account	Account No.

Foreign Currency Controlled Accounts

Entity	Name and Address of Institution	Amount Held in Account

Pledged Equity

Pledged Equity	Holder

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SCHEDULE V

Financing Statements

Debtor	Jurisdiction for Filing Financing Statement
XTI Aircraft Company	Delaware

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SCHEDULE VI

Commercial Tort Claims

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SCHEDULE VII

Permitted Liens

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Schedule 7.21

Use of Proceeds of Future Loans

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Annex B

Fairness Opinion of Gemini Valuation Services, LLC, financial advisor to Inpixon

1100 Glendon Ave, 905	T: 310-696-4001
Los Angeles, CA 90024	F: 310-696-4007

Strictly Confidential

July 24, 2023
The Board of Directors
Inpixon
2479 E. Bayshore Rd, Suite 195
Palo Alto, CA 94303

The Board of Directors:

You have requested the opinion (the “Opinion”) of Gemini Valuation Services, LLC (“GVS” and, for the avoidance of doubt, all references to pronouns such as “we” and “our”), as to the fairness from a financial point of view, of the contemplated Transaction (defined below) to the holders of common stock (the “Shareholders”) of Inpixon (the “Company” or “INPX”) without giving effect to any impact of the Transaction on any particular shareholder other than in the shareholder’s capacity as a shareholder of Inpixon.

As per the draft Agreement and Plan of Merger, dated as of July 24, 2023, by and among INPX, Superfly Merger Sub Inc. and XTI Aircraft Company (“XTI” or the “Target”), the parties are contemplating a business combination whereby XTI will become a wholly-owned subsidiary of INPX (the “Transaction”) and:

•        INPX plans to acquire or assume substantially all of the outstanding securities of the Target in exchange for INPX securities (the “Consideration”).

•        INPX’s primary assets and operations shall be the Industrial Internet of Things (IIoT) business line at the closing of the Transaction following the completion of the divestiture of all assets and substantially all liabilities of its Shoom, SAVES and Game Your Game lines of businesses and investment securities.

Our Opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. At your direction, we have not been asked to, nor do we, offer any opinion as to (i) the material terms of the Agreement or the form of the Transaction or any other contractual arrangement that the parties may enter into in connection with the Transaction or (ii) the fairness of the Transaction to, or any consideration that may be received in connection therewith by, the individual shareholders, nor do we offer any Opinion as to the relative fairness of the Consideration and the consideration to be received by different shareholders.

We have assumed, with your consent, that the representations and warranties of all parties to the Agreement are true and correct, that each party to the Agreement will perform all of the covenants and agreements required to be performed by such party, that all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and that the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement, without any modifications or amendments thereto or any adjustment to the Consideration. In rendering this Opinion, we have also assumed, with your consent, that the final executed form of the Agreement does not differ in any material respect from the draft that we have examined along with the discussion on the draft. We have not been authorized to and have not solicited indications of interest in a possible transaction with the Company from any party.

In arriving at our Opinion, we have, among other things: (i) reviewed the financial statements of the Target; (ii) reviewed certain internal information relating to the business, assets, liabilities and prospects of the Target furnished to us by the Company; (iii) conducted discussions with members of senior management and representatives of the Target concerning the matters described in clauses (i) and (ii) of this paragraph, as well as

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the business and prospects of the Target generally; (iv) reviewed publicly available financial and stock market data, including valuation levels, for certain other companies in lines of business of the Target that we deemed relevant; (v) reviewed the draft Merger Agreement, dated July 24, 2023; and (vi) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have not assumed any responsibility for independent verification of any of the financial, legal, regulatory, tax accounting and other information supplied to, discussed with, or reviewed by us for the purpose of this Opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or XTI, nor have we been furnished with any such evaluation or appraisal. You have directed us to use the assumptions provided by management of XTI and the Company for the purposes of our analysis and this Opinion.

Our Opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

In addition, you have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, any class of creditors or other constituencies of the Company, other than the shareholders of the Company. We also do not express any Opinion as to the fairness of the amount or nature of any compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration or otherwise.

This Opinion is for the use and benefit of the Board of Directors of the Company in the evaluation of the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the consideration for the shareholders of the Company in the Transaction is fair from a financial point of view to the Company.

Very truly yours,
GEMINI VALUATION SERVICES
By:
Its: Managing Director
Date: 7/24/2023

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Annex C

Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title,

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later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

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(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without

Annex C-4

limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

Annex C-5

Annex D

Certificate of Amendment

Annex D-1

Annex E

Certificate of Amendment

Addendum

to

Certificate of Amendment (Pursuant to NRS 78.385 and 78. 390 — After Issuance of Stock)

INPIXON

NV19991226183

Pursuant to the requirements of NRS 78.2055, the board of directors of Inpixon (the “Corporation”) proposed and recommended to the stockholders a recommendation to decrease, on a 1-for-[            ] basis, the number of issued and outstanding shares of Common Stock, par value $0.001 per share, of the Corporation, without any adjustment to the par value per share and without any reduction in the authorized number of shares of Common Stock, and the proposal was approved by the stockholders holding shares in the Corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as is otherwise required by the provisions of the Articles of Incorporation.

ARTICLE IV

CAPITAL STOCK

The Restated Articles of Incorporation are hereby amended by adding the following as a new paragraph to the end of subsection (A) to Article IV:

“Upon the effectiveness of the filing (the “Effective Time”) of the Amendment of Restated Articles of Incorporation pursuant to the Chapter 78 of the NRS, each [ ] shares of the Corporation’s Common Stock issued and outstanding immediately prior to the Effective Time shall be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of the Corporation’s Common Stock automatically and without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The Corporation shall not issue to any holder a fractional share of Common Stock on account of the Reverse Stock Split. [Rather, any fractional share of Common Stock resulting from such change shall be rounded upward to the nearest whole share of Common Stock. Share interests issued due to rounding are given solely to save the expense and inconvenience of issuing fractional shares of Common Stock and do not represent separately bargained for consideration.][The Corporation shall, in lieu of such fractional share, pay to the holder a sum in cash equal to such fraction multiplied by the closing sales price of the Common Stock as reported on the Nasdaq Capital Market on the last trading day before the Effective Time (as adjusted to give effect to the Reverse Stock Split).] Until surrendered, each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall only represent the number of whole shares of Common Stock into which the shares of Common Stock formerly represented by such Old Certificate were combined into as a result of the Reverse Stock Split.”

Annex E-1

PART II
INFORMATION NOT REQUIRED IN
PROXY STATEMENT/PROSPECTUS

Item 20 — Indemnification of Directors and Officers

The Nevada Revised Statutes provide that we may indemnify our officers and directors against losses or liabilities which arise in their corporate capacity. The effect of these provisions could be to dissuade lawsuits against our officers and directors.

The Nevada Revised Statutes Section 78.7502 provides that:

(1)    A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) Is not liable pursuant to NRS 78.138; or (b) Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2)    A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) Is not liable pursuant to NRS 78.138; or (b) Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(3)    To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

The Nevada Revised Statutes Section 78.751 provides that:

(1)    Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to Section 78.751 subsection 2; may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders; (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (c) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

(2)    The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

(3)    The indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and, (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Article X of our Bylaws, as amended, provides that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the Company or is or was serving at the request of the Company or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust, or other enterprise shall be indemnified and held harmless to the fullest extent permissible by the Nevada Revised Statutes from time to time against all expenses, liability and loss (including attorneys’ fees, judgments, fines, and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith, except any expense or payments incurred in connection with any claim or liability established to have arisen out of his own willful misconduct or gross negligence.

See also the undertakings set out in response to Item 22 herein.

The Merger Agreement provides that, for a period of six years following the Effective Time of the merger, Inpixon and the combined company will indemnify each of the current and former directors and officers of Inpixon and XTI as provided in each entity’s articles/certificate of incorporation or bylaws as in effect as of the date of Merger Agreement with respect to matters occurring on or prior to the Effective Time, to the fullest extent permitted by applicable law. Prior to the Effective Time of the merger, each of Inpixon and XTI will cause the directors’ and officers’ liability insurance coverage for the respective existing directors and officers of Inpixon and XTI to be extended with the applicable premiums fully paid, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time.

Item 21 — Exhibits

(a) Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b) Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and are incorporated herein by reference.

Item 22 — Undertakings

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than [20]% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933, to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c)     The undersigned registrant hereby undertakes as follows: that every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(f)     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
2.1+

Agreement and Plan of Merger, dated as of July 24, 2023, among the Registrant, Superfly Merger Sub Inc., and XTI Aircraft Company (included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement) (incorporated by reference to Exhibit 2.1 of the Registrant’s Form 8-K, filed on July 25, 2023).

3.1	Restated Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 of the Registrant’s Form S-1 (File No. 333-190574), filed on August 12, 2013).
3.2

Certificate of Amendment to Articles of Incorporation (Increase Authorized Shares) (incorporated by reference to Exhibit 3.2 of the Registrant’s Form S-1 (File No. 333-190574), filed on August 12, 2013).

3.3	Certificate of Amendment to Articles of Incorporation (Reverse Split) (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K, filed on April 10, 2014).
3.4	Articles of Merger (renamed Sysorex Global) (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K, filed on December 18, 2015).
3.5	Articles of Merger (renamed Inpixon) (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K, filed on March 1, 2017).
3.6	Certificate of Amendment to Articles of Incorporation (Reverse Split) (incorporated by reference to Exhibit 3.2 of the Registrant’s Form 8-K, filed on March 1, 2017).
3.7	Certificate of Amendment to Articles of Incorporation (authorized share increase) (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K, filed on February 5, 2018).
3.8	Certificate of Amendment to Articles of Incorporation (Reverse Split) (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K, filed on February 6, 2018).
3.9	Certificate of Amendment to Articles of Incorporation (Reverse Split) (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K, filed on November 1, 2018).
3.10

Certificate of Amendment to Articles of Incorporation, effective as of January 7, 2020 (Reverse Split) (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K, filed on January 7, 2020).

3.11

Certificate of Amendment to the Articles of Incorporation increasing the number of authorized shares of Common Stock from 250,000,000 to 2,000,000,000 filed with the Secretary of State of the State of Nevada on November 18, 2021 (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K, filed on November 19, 2021).

3.12

Certificate of Change filed with the Secretary of State of the State of Nevada on October 4, 2022 (effective as of October 7, 2022) (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K, filed on October 6, 2022).

3.13

Certificate of Amendment to the Articles of Incorporation increasing the number of authorized shares of Common Stock from 26,666,667 to 500,000,000 filed with the Secretary of State of the State of Nevada on November 29, 2022 (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K, filed on December 2, 2022).

3.14	Bylaws, as amended (incorporated by reference to Exhibit 3.2 of the Registrant’s Form S-1 (File No.: 333-190574), filed on August 12, 2013).
3.15	Bylaws Amendment (incorporated by reference to Exhibit 3.2 of the Registrant’s Form 8-K, filed on September 13, 2021).
3.16

Form of Amendment to Bylaws (incorporated by reference to Exhibit B of the Agreement and Plan of Merger, dated as of July 24, 2023, which was filed as Exhibit 2.1 of the Registrant’s Form 8-K, filed on July 25, 2023).

3.17	Bylaws Amendment No. 3 (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K, filed on September 19, 2023).
3.18	Bylaws Amendment No. 4 (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K, filed on September 19, 2023).
4.1	Specimen Stock Certificate of the Company (incorporated by reference to Exhibit 4.1 of the Registrant’s Form S-1 (File No. 333-190574), filed on August 12, 2013).
4.2

Form of Certificate of Designation of Preferences, Rights and Limitations of Series 4 Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K, filed on April 24, 2018).

4.3	Certificate of Designation of Series 5 Convertible Preferred Stock, dated as of January 14, 2019 (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K, filed on January 15, 2019).

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
4.4	Promissory Note, dated as of December 21, 2018 (incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K, filed on December 31, 2018).
4.5	Form of Warrant (incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K, filed on January 15, 2019).
4.6	Form of Warrant Agency Agreement (incorporated by reference to Exhibit 4.2 of the Registrant’s Form 8-K, filed on January 15, 2019).
4.7	Promissory Note, dated as of May 3, 2019 (incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K, filed on May 3, 2019).
4.8	Promissory Note, dated as of June 27, 2019 (incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K, filed on June 27, 2019).
4.9	Form of Series A warrants (incorporated by reference to Exhibit 4.2 of the Registrant’s Form 8-K, filed on August 14, 2019).
4.10	Series 6 Preferred Certificate of Designation, effective as of August 13, 2019 (incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K, filed on August 14, 2019).
4.11	Promissory Note, dated as of March 18, 2020 (incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K, filed on March 20, 2020).
4.12

Series 7 Convertible Preferred Stock Certificate of Designation, filed with the Secretary of State of the State of Nevada and effective September 13, 2021 (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K, filed on September 15, 2021).

4.13	Description of Registrant’s Securities (incorporated by reference to Exhibit 4.15 of the Registrant’s Form 10-K, filed on April 17, 2023).
4.14

Series 8 Convertible Preferred Stock Certificate of Designation, filed with the Secretary of State of the State of Nevada and effective March 22, 2022 (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 8-K, filed on March 24, 2022).

4.15	Promissory Note, dated as of July 22, 2022 (incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K, filed on July 22, 2022).
4.16	Form of Purchase Warrants (incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K, filed on October 20, 2022).
4.17	Promissory Note, dated as of December 30, 2022 (incorporated by reference to Exhibit 4.7 of the Registrant’s Form 8-K, filed on December 30, 2022).
4.18	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 of the Registrant’s Form 8-K, filed on May 16, 2023).
5.1	Opinion of Greenberg Traurig LLP as to the validity of the securities registered.
10.1*	Amended and Restated 2011 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.22 of the Registrant’s Form S-8 (File No. 333-195655), filed on May 2, 2014).
10.2*	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.9 of the Registrant’s Form 8-K, filed on October 27, 2014).
10.3*	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.5 of the Registrant’s Form 8-K, filed on October 27, 2014).
10.4*	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.6 of the Registrant’s Form 8-K, filed on October 27, 2014).
10.5*	2018 Employee Stock Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 of the Registrant’s Form S-8 (File No. 333-234458), filed on November 1, 2019).
10.6*	2018 Employee Stock Incentive Plan Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.8 of the Registrant’s Form 10-K, filed on March 31, 2021).
10.7*	2018 Employee Stock Incentive Plan Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.7 of the Registrant’s Form 10-K, filed on March 31, 2021).
10.8*	2018 Employee Stock Incentive Plan Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.7 of the Registrant’s Form 10-K, filed on March 31, 2021).
10.9*	Director Services Agreement with Leonard A. Oppenheim dated October 21, 2014 (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K, filed on October 27, 2014).
10.10*	Director Services Agreement with Kareem M. Irfan dated October 21, 2014 (incorporated by reference to Exhibit 10.3 of the Registrant’s Form 8-K, filed on October 27, 2014).

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
10.11*	Director Services Agreement with Tanveer A. Khader dated October 21, 2014 (incorporated by reference to Exhibit 10.4 of the Registrant’s Form 8-K, filed on October 27, 2014).
10.12*	Amended and Restated Employment Agreement by and between the Company and Nadir Ali (incorporated by reference to Exhibit 10.14 of the Registrant’s Form 10-Q, filed on May 15, 2018).
10.13*	Employment Agreement, effective as of October 1, 2014, between Wendy Loundermon and the Company (incorporated by reference to Exhibit 10.8 of the Registrant’s Form 8-K, filed on October 27, 2014).
10.14*	First Amendment to Employment Agreement, dated July 24, 2023, between Inpixion and Wendy Loundermon (incorporated by reference to Exhibit 10.5 of the Registrant’s Form 8-K, filed on July 25, 2023)
10.15*	Employment Agreement dated November 4, 2016, by and between Sysorex USA and Soumya Das (incorporated by reference to Exhibit 10.51 of the Registrant’s Form 10-K, filed on April 17, 2017).
10.16*

Amendment to Employment Agreement dated August 31, 2018 among Inpixon, Sysorex, Inc. and Soumya Das (incorporated by reference to Exhibit 10.8 of the Registrant’s Form 8-K, filed on September 4, 2018).

10.17*

Waiver and Amendment No. 1 to Board of Directors Services Agreement with Leonard A. Oppenheim dated February 4, 2019 (incorporated by reference to Exhibit 10.9 of the Registrant’s Form 10-K, filed on March 28, 2019).

10.18*

Waiver and Amendment No. 1 to Board of Directors Services Agreement with Kareem M. Irfan dated February 4, 2019 (incorporated by reference to Exhibit 10.11 of the Registrant’s Form 10-K, filed on March 28, 2019).

10.19*

Waiver and Amendment No. 1 to Board of Directors Services Agreement with Tanveer A. Khader dated February 4, 2019 (incorporated by reference to Exhibit 10.13 of the Registrant’s Form 10-K, filed on March 28, 2019).

10.20	Second Amendment Agreement, dated as of April 2, 2019, between Inpixon and Sysorex, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K, filed on April 5, 2019).
10.21+	Patent Assignment and License-Back Agreement, dated June 27, 2019, by and between Inpixon and GTX Corp. (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K, filed on July 1, 2019).
10.22+	Patent License Agreement, dated June 27, 2019, by and between Inpixon and Inventergy (incorporated by reference to Exhibit 10.4 of the Registrant’s Form 8-K, filed on July 1, 2019).
10.23+	Patent License Agreement, dated June 27, 2019, by and between Inpixon and GTX Corp. (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K, filed on July 1, 2019).
10.24	Note Purchase Agreement, dated as of March 18, 2020 (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K, filed on March 20, 2020).
10.25+

Exclusive Software License and Distribution Agreement, dated as of June 19, 2020, by and among Inpixon, Cranes Software International Ltd., and Systat Software, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K, filed on June 22, 2020).

10.26

Amendment and Waiver to Exclusive Software License & Distribution Agreement, dated as of June 30, 2020, by and among Inpixon, Cranes Software International Ltd., and Systat Software, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K, filed on July 2, 2020).

10.27*	Amendment No. 4 to Inpixon 2018 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.7 of the Registrant’s Form 10-Q, filed on August 14, 2020).
10.28	Form of Amended and Restated Limited Liability Company Agreement of Cardinal Venture Holdings LLC (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K, filed on October 5, 2020).
10.29

Amendment #2 to Promissory Note, dated as of March 17, 2021, by and between Inpixon and Iliad Research and Trading, L.P. (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K, filed on March 19, 2021).

10.30	Securities Settlement Agreement, dated as of April 14, 2021, by and between Sysorex, Inc. and Inpixon (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K, filed on April 14, 2021).
10.31

Right to Shares Letter Agreement, dated as of April 14, 2021, by and between Sysorex, Inc. and Inpixon (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K, filed on April 14, 2021).

10.32

Form of Registration Rights Agreement, dated as of April 14, 2021 by and among Sysorex, Inc. and the parties to the Securities Subscription Agreement and certain other parties (incorporated by reference to Exhibit 10.3 of the Registrant’s Form 8-K, filed on April 14, 2021).

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
10.33

Stockholders’ Agreement, dated as of April 9, 2021, among Inpixon, Game Your Game, Inc. and the Minority Stockholders (incorporated by reference to Exhibit 10.4 of the Registrant’s Form 8-K, filed on April 14, 2021).

10.34

Amendment #3 to Promissory Note, dated as of March 16, 2022, by and between Inpixon and Iliad Research and Trading, L.P. (incorporated by reference to Exhibit 10.40 of the Registrant’s Form 10-K, filed on March 16, 2022).

10.35*	Amendment to the Inpixon 2018 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K, filed on November 19, 2021).
10.36+	Exchange Agreement, dated January 28, 2022, by and between Inpixon and Warrant Holder (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K, filed on January 28, 2022).
10.37+	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K, filed on March 22, 2022).
10.38	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K, filed on March 22, 2022).
10.39	Equity Distribution Agreement, dated as of July 22, 2022, between Inpixon and Maxim Group LLC (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K, filed on July 22, 2022).
10.40+	Note Purchase Agreement, dated as of July 22, 2022 (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K, filed on July 22, 2022).
10.41

Securities Purchase Agreement, dated as of April 27,2022, by and between Inpixon and FOXO Technologies, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 10-Q, filed on August 15, 2022).

10.42	10% Original Issue Discount Senior Convertible Debenture (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 10-Q, filed on August 15, 2022).
10.43	Subsidiary Guarantee (incorporated by reference to Exhibit 10.3 of the Registrant’s Form 10-Q, filed on August 15, 2022).
10.44+	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K, filed on October 20, 2022).
10.45

Placement Agency Agreement, dated as of October 18, 2022, by and between Inpixon and Maxim Group LLC (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K, filed on October 20, 2022).

10.46	Amendment to the Inpixon 2018 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K, filed on December 2, 2022).
10.47

Amendment No. 2 to Board of Directors Services Agreement, dated as of May 16, 2022, between Inpixon and Kareem M. Irfan (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 10-Q, filed on November 14, 2022).

10.48+	Note Purchase Agreement, dated as of December 30, 2022 (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K, filed on December 30, 2022).
10.49	Form of Amendment No. 1 to Common Stock Purchase Warrants (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K, filed on February 28, 2023).
10.50	Form of Limited Liability Company Unit Transfer and Joinder Agreement (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K, filed on February 28, 2023).
10.51

Employee Matters Agreement, dated March 14, 2023, by and among KINS, KINS Merger Sub Inc., Inpixon, and Legacy CXApp (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K, filed on March 20, 2023).

10.52	Tax Matters Agreement, dated March 14, 2023, by and among KINS, Inpixon, and Legacy CXApp (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K, filed on March 20, 2023).
10.53	Transition Services Agreement, dated March 14, 2023, by and between Inpixon and Legacy CXApp (incorporated by reference to Exhibit 10.3 of the Registrant’s Form 8-K, filed on March 20, 2023).
10.54	Warrant Purchase Agreement (incorporated by reference to Exhibit 10.6 of the Registrant’s Form 10-Q, filed on May 16, 2023).
10.55	Placement Agency Agreement (incorporated by reference to Exhibit 10.7 of the Registrant’s Form 10-Q, filed on May 16, 2023).
10.56	Amendment #2 to Promissory Note, dated as of May 16, 2023 (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K, filed on May 19, 2023).

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
10.57	Amendment to Promissory Note, dated as of May 16, 2023 (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K, filed on May 19, 2023).
10.58

Amendment No. 1 to Equity Distribution Agreement, dated as of June 13, 2023, by and between Inpixon and Maxim Group LLC (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K, filed on June 13, 2023).

10.59*	Inpixon Transaction Bonus Plan, dated July 24, 2023 (incorporated by reference to Exhibit 10.3 of the Registrant’s Form 8-K, filed on July 25, 2023).
10.60*	Inpixon Transaction Bonus Plan, dated July 24, 2023 (incorporated by reference to Exhibit 10.4 of the Registrant’s Form 8-K, filed on July 25, 2023).
10.61+†**	Aircraft Purchase Agreement, dated February 2, 2022, between XTI and Counterparty A.
10.62+	Separation Agreement, dated as of October 23, 2023, by and between Inpixon and Grafiti Holding Inc.(incorporated by reference to Exhibit 2.1 of the Registrant’s Form 8-K, filed on October 23, 2023.
21.1**	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of the Registrant’s Form 10-K, filed on April 17, 2023).
23.1	Consent of Marcum LLP.
23.2	Consent of BF Borgers CPA PC.
23.3	Consent of Greenberg Traurig LLP (included as part of Exhibit 5.1).
24.1**	Power of Attorney (included on signature page to the initial filing of the Registration Statement).
99.1	Form of Proxy Card for Special Meeting of Stockholders of Registrant.
99.2**	Opinion of Gemini Valuation Services, LLC, financial advisor to Inpixon (included as Annex B to the proxy statement/prospectus forming part of this Registration Statement).
99.3**	Consent of Gemini Valuation Services, LLC, financial advisor to Inpixon.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
107	Filing Fee Table.

____________

*        Indicates management contract or compensatory plan.

+        Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

†        Certain portions of this exhibit have been excluded from this exhibit because the information is both not material and is the type that XTI customarily treats as private and confidential. Redacted information is indicated by [***]. An unredacted copy of this exhibit will be furnished to the SEC upon request on a supplemental basis.

**      Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on November 7, 2023.

INPIXON
By:	/s/ Nadir Ali
Name:	Nadir Ali
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Nadir Ali	Chief Executive Officer and Director	November 7, 2023
Nadir Ali	(Principal Executive Officer)
*	Chief Financial Officer and Director	November 7, 2023
Wendy Loundermon	(Principal Financial and Accounting Officer)
*	Director	November 7, 2023
Leonard Oppenheim
*	Director	November 7, 2023
Kareem Irfan
*	Director	November 7, 2023
Tanveer Khader
*By:	/s/ Nadir Ali
Name: Nadir Ali
Title: Attorney-in-fact